As filed with the Securities and Exchange Commission on January 21, 2004
Registration No. 333-110444

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Versant Corporation

(Exact Name of Registrant as Specified in its Charter)

California	7372	94-3079392
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6539 Dumbarton Circle

Fremont, CA 94555
(510) 789-1500
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

Lee McGrath

Vice President, Finance and Administration
VERSANT CORPORATION
6539 Dumbarton Circle
Fremont, California 94555
(510) 789-1500
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Barry J. Kramer, Esq. Kenneth A. Linhares, Esq. Scott J. Leichtner, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Bruce M. McNamara, Esq. Mark S. Albert, Esq. Perkins Coie LLP 101 Jefferson Drive Menlo Park, California 94025 (650) 838-4300

      Approximate date of commencement of proposed sale of the securities to the public:     Upon consummation of the merger described herein.

      If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with general Instruction G, check the following box.     ☐

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Dear Versant Stockholders:

      On September 27, 2003, Versant Corporation and a wholly owned subsidiary of Versant entered into an Agreement and Plan of Merger with Poet Holdings, Inc., a publicly held corporation that develops and markets the “FastObjects by Poet” object database management system and Poet’s catalog solutions software for e-commerce applications. Poet is based in Germany and its common stock trades on the Frankfurt Stock Exchange. Pursuant to the merger agreement, Versant’s wholly owned subsidiary will be merged into Poet, and Poet will become a wholly owned subsidiary of Versant. On behalf of the board of directors of Versant, I am pleased to deliver to you this joint proxy statement/prospectus to seek your approval of the proposed merger and related matters at a special meeting of Versant’s stockholders.

      If the merger takes effect, Versant will issue to Poet stockholders 1.40 shares of Versant common stock in exchange for each share of Poet common stock that is outstanding immediately prior to the merger. In addition, Versant will assume all options to purchase Poet common stock that are outstanding immediately prior to the merger, adjusted at the same exchange ratio at which Poet shares are converted into Versant shares in the merger.

      If the merger had occurred on September 27, 2003 (the date the merger agreement was signed) then, based on the number of Versant and Poet shares outstanding on that date and assuming each outstanding share of Versant’s Series A preferred stock is converted into three shares of Versant common stock at the increased conversion rate contemplated by the merger agreement, Poet’s stockholders would be issued approximately 45% of the shares of Versant common stock that would be outstanding immediately after the merger, and the shares of Versant common stock issued to Poet stockholders and issuable under Versant options issued to Poet option holders would together represent approximately 42.7% of Versant’s post-merger shares on a fully-diluted basis (taking into account Versant’s outstanding options and warrants, including the Versant options into which Poet’s options are converted in the merger). Versant common stock is traded on The Nasdaq SmallCap Market under the trading symbol “VSNT.” On January 20, 2004, the closing sale price of Versant common stock was $2.34 as reported on The Nasdaq SmallCap Market.

      In order for Versant and Poet to complete the merger, both Versant’s and Poet’s stockholders must approve and adopt the merger agreement and the merger. In addition, as an integral part of the proposal to approve the merger, Versant’s stockholders must also approve the issuance of shares of Versant common stock and options to purchase Versant common stock in the merger and each of the proposals relating to the amendment and restatement of Versant’s articles of incorporation summarized below, which will take effect only if the merger is consummated.

      The proposals to amend Versant’s articles of incorporation consist of proposals to approve amendments that will: (a) increase the authorized number of Versant’s common shares from 45,000,000 to 75,000,000 shares; (b) increase the conversion rate of Versant’s Series A preferred stock so that the number of shares of Versant common stock issuable upon the conversion of each share of Series A preferred stock will be increased from 2 to 3 common shares; (c) cause each then outstanding share of Versant’s Series A preferred stock to be automatically converted into shares of Versant common stock immediately after effectiveness of the merger at the increased conversion rate described in (b) above; (d) provide that the merger will not trigger the liquidation preference rights of Versant’s Series A preferred stock; (e) require that at least 80% of Versant’s directors then in office approve certain corporate transactions or any change in the authorized number of Versant’s directors; and (f) provide that the amendment described in clause (e) cannot be changed for 12 months after consummation of the merger without the approval of at least 80% of Versant’s directors then in office.

      Versant is also seeking approval of a proposal to grant discretionary authority to adjourn the special meeting of Versant’s stockholders described in this joint proxy statement/prospectus to a date not later than March 31, 2004 in order to enable Versant to solicit additional proxies in favor of each of the above proposals in connection with the merger.

      In addition, effective upon the merger, Versant’s board of directors will be reduced from 8 to 5 members and will consist of two current directors of Poet, Jochen Witte and Herbert May, and three current members of Versant’s board of directors, Nick Ordon, Versant’s Chief Executive Officer, who will be Versant’s Chairman of the board immediately following the merger, along with Uday Bellary and William Henry Delevati.

      The merger agreement contains several conditions that must be satisfied before we can complete the merger. One of the conditions is that Versant’s stockholders must approve the merger agreement, the merger, the issuance of Versant shares and options in the merger and the proposed amendments to Versant’s articles of incorporation. If Versant’s stockholders fail to approve the merger or any of the amendments to Versant’s articles of incorporation and Poet’s stockholders approve the merger, then Versant will be obligated to pay Poet a $500,000 termination fee (or a $1,000,000 termination fee if certain other events occur).

      After careful consideration, Versant’s board of directors recommends that Versant stockholders vote “FOR” the proposal to approve the merger agreement, the merger, the issuance of shares of Versant common stock and options to purchase Versant common stock in the merger, “FOR” each of the proposed amendments to Versant’s articles of incorporation described above, and “FOR” the proposal to grant discretionary authority to adjourn the Versant special meeting.

      A special meeting of Versant’s stockholders to consider the merger and the other related proposals will be held on March 17, 2004 at 10:00 a.m. local time at Versant’s offices at 6539 Dumbarton Circle in Fremont, California, USA. Versant stockholders are cordially invited to attend this important meeting.

      We encourage you to carefully read this joint proxy statement/prospectus for important information about the merger and the proposed amendments to Versant’s articles of incorporation. In particular, you should carefully consider the discussion in “Risk Factors” beginning on page 28.

      The affirmative approval of a majority of all Versant’s outstanding shares of common stock and Series A preferred stock, voting together, including the affirmative approval of a majority of the outstanding shares of Versant’s common stock, voting as a separate class, and the affirmative approval of a majority of the outstanding shares of Versant’s Series A preferred stock, voting as a separate class, is required to approve the merger agreement, the merger and the issuance of Versant shares and options in the merger. Approval of each of the proposed amendments to Versant’s articles of incorporation requires the affirmative approval of a majority of all Versant’s outstanding shares of common stock and Series A preferred stock, voting together, and some of the proposed amendments also require affirmative approval of a majority of the outstanding shares of Versant’s common stock and/or a majority of the outstanding shares of Versant’s Series A preferred stock, each voting as separate classes. The affirmative approval of a majority of the shares of Versant’s common stock and Series A preferred stock represented at the Versant special meeting, voting together as a single class, is required to approve the adjournment proposal, so long as a quorum is present.

      As the attached joint proxy statement/ prospectus explains, the merger agreement currently provides that it is a condition to both Versant’s and Poet’s obligations to consummate the merger that Versant’s stockholders approve each of the proposed amendments to Versant’s articles of incorporation described above in this letter. Thus, if Versant’s stockholders approve the merger but do not approve each of the proposed amendments to Versant’s articles of incorporation, then the merger will not occur unless both Versant and Poet waive this condition. Likewise, if all of the proposals to amend Versant’s articles of incorporation are approved by Versant’s stockholders but the merger is not approved, then none of the proposed amendments to Versant’s articles of incorporation will be put into effect.

      Consequently, if you wish to approve the merger, please be sure to vote “FOR” the merger and “FOR” each of the proposed amendments to Versant’s articles of incorporation.

      Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the Versant special meeting of stockholders, please take the time to vote by completing and mailing the enclosed proxy card or voting instruction card and returning it in the pre-addressed envelope provided.

Sincerely,

NICK ORDON
President and Chief Executive Officer
Versant Corporation

Please Vote Your Proxy Today

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      This joint proxy statement/prospectus is dated January ●, 2004, and is first being mailed to stockholders of Versant on or about January ●, 2004.

To the Stockholders of

Poet Holdings, Inc.

      I am pleased to announce that on September 27, 2003, Poet Holdings, Inc., Versant Corporation and a wholly-owned subsidiary of Versant entered into an Agreement and Plan of Merger pursuant to which a subsidiary of Versant will be merged into Poet and Poet will become a wholly owned subsidiary of Versant. We are sending you this enclosed joint proxy statement/ prospectus to seek your approval of the merger at a special meeting of Poet’s stockholders.

      Upon completion of the merger, each outstanding share of Poet common stock will be converted into the right to receive 1.40 shares of Versant common stock and outstanding options to purchase Poet shares will be converted into options to purchase Versant shares at the same exchange ratio of 1.40 to 1. Shares of Versant common stock are currently traded on The Nasdaq SmallCap Market under the symbol “VSNT,” and on January 20, 2004, the closing sale price of Versant common stock was $2.34.

      If the merger had occurred on September 27, 2003, (the date the merger agreement was signed) based on the number of Poet and Versant shares that were outstanding on that date and assuming that each outstanding share of Versant Series A preferred stock is converted into three shares of Versant common stock as contemplated by the merger agreement, Poet’s stockholders would own approximately 45% of the Versant shares that would be outstanding immediately after the merger, and the shares of Versant common stock issued to Poet stockholders and issuable under Versant options issued to Poet option holders would together represent approximately 42.7% of Versant’s post-merger shares on a fully-diluted basis (taking into account Versant’s outstanding options and warrants and the conversion of Poet options into Versant options in the merger).

      Following the merger, the board of directors of Versant and the board of directors of Poet, as the surviving corporation of the merger, will each be reduced to 5 members and two current directors of Poet, Jochen Witte and Herbert May, will be elected to each board of directors. The remaining three members will be appointed by Versant, and will consist of Nick Ordon, Versant’s Chief Executive Officer, who will be Versant’s Chairman of the board immediately following the merger, along with Versant directors Uday Bellary and William Henry Delevati.

      The merger agreement contains several conditions that must be satisfied before we can complete the merger. One of the conditions is that Poet’s stockholders must approve the merger agreement and the merger. Additionally, if Poet’s stockholders fail to approve the merger and Versant’s stockholders approve the merger and certain other related proposals, Poet will be obligated to pay Versant $500,000 as liquidated damages (or $1,000,000 if certain other events occur).

      Poet is also seeking approval of a proposal to grant discretionary authority to adjourn the Poet special meeting to a date not later than March 31, 2004 in order to enable Poet to solicit additional proxies in favor of the merger and the merger agreement.

      Poet has scheduled a special meeting of its stockholders to approve the merger, the merger agreement and the adjournment proposal. We are furnishing you with this joint proxy statement/ prospectus in connection with the solicitation by the board of directors of Poet of your vote “FOR” the merger agreement and the merger at the Poet special meeting and “FOR” the grant of discretionary authority to adjourn the Poet special meeting. The date, time and place of the Poet special meeting is March 17, 2004 at 10:00 a.m. local time at the offices of Perkins Coie LLP, 101 Jefferson Drive, Menlo Park, California 94025, USA.

      The affirmative vote of a majority of the shares of Poet common stock outstanding, in person or by proxy, is required to approve the merger agreement and the merger. The affirmative vote of a majority of the shares of Poet common stock represented at the Poet special meeting is required to approve the adjournment proposal, so long as a quorum is present. The board of directors of Poet believes that the merger agreement and the merger are in the best interests of the Poet stockholders and has unanimously approved the merger agreement and the merger and recommends that the Poet stockholders vote “FOR” the merger agreement, the merger and the adjournment proposal.

      This joint proxy statement/ prospectus contains important information concerning Poet, Versant, the merger and certain proposals relating to the merger that you should consider in determining your vote. In particular, see “Risk Factors” beginning on page 28 for a discussion of some of the risks that you should consider in evaluating the proposed merger.

      To approve the merger and receive shares of Versant common stock in exchange for your Poet shares, Poet stockholders will be required to take the following actions:

•	Attend the Poet special meeting of stockholders at the date, time and place specified above and vote “FOR” the merger and the merger agreement and “FOR” the adjournment proposal. Alternatively, in lieu of attending the Poet special meeting in person, Poet stockholders can submit the enclosed proxy card to authorize Jochen Witte, the President and CEO of Poet, to vote “FOR” the merger and the merger agreement and “FOR” the adjournment proposal. Your proxy may be revoked at any time prior to the vote taken at the Poet special meeting. See “How to Revoke a Proxy” on page 54 for a discussion of how to revoke your proxy.

•	Following the consummation of the merger, submit the stock certificates representing your Poet shares, together with a completed letter of transmittal, to Versant to receive your shares of Versant common stock. Poet anticipates that the merger will be consummated shortly after receipt of the approval of both the Poet stockholders and the Versant stockholders. Within 10 days following the consummation of the merger, Versant will send each Poet stockholder a letter of transmittal and instructions explaining how to exchange their Poet shares for shares of Versant common stock. Each Poet stockholder should carefully follow these instructions to avoid delay in the issuance of their shares of Versant common stock. Poet stockholders should not submit their certificates representing Poet shares to either Poet or Versant until they receive the letter of transmittal from Versant following the consummation of the merger.

•	The shares of Versant common stock to be received by Poet stockholders in the merger are anticipated to be freely tradable on The Nasdaq SmallCap Market by Poet stockholders who are not “affiliates” or control persons of Poet or Versant. Versant does not intend to list its common stock on the Frankfurt Stock Exchange.

      Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the special meeting of Poet’s stockholders, please take the time to vote by completing and mailing the enclosed proxy card or voting instruction card and returning it in the pre-addressed envelope provided.

      Please read this joint proxy statement/prospectus carefully.

Sincerely

JOCHEN WITTE
President and Chief Executive Officer
Poet Holdings, Inc.

Please Vote Your Proxy Today

VERSANT CORPORATION

6539 Dumbarton Circle
Fremont, CA 94555
(510) 789-1500

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

OF VERSANT CORPORATION
To Be Held On March 17, 2004

To the Stockholders of Versant Corporation:

      NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Versant Corporation, a California corporation (“Versant”), will be held on March 17, 2004 at 10:00 a.m., local time, at Versant’s offices at 6539 Dumbarton Circle in Fremont, California, USA (the “Versant special meeting”).

      At the Versant special meeting, you will be asked to vote on and approve all of the following proposals:

      1.     A proposal to approve and adopt (i) the Agreement and Plan of Merger (the “merger agreement”) dated as of September 27, 2003, as amended, among Versant, Poet Holdings, Inc., a Delaware corporation (“Poet”), and Puma Acquisition, Inc., a Delaware corporation that is a wholly owned subsidiary of Versant (“Merger Sub”), (ii) the merger of Merger Sub with and into Poet to be accomplished pursuant to the terms of the merger agreement (the “merger”) and (iii) the issuance of shares of Versant common stock and options to purchase shares of Versant common stock to Poet’s stockholders and option holders, respectively, pursuant to the merger agreement and the merger.

      2.     Several proposals to amend Versant’s articles of incorporation in connection with the merger, as follows:

(a) A proposal to amend Versant’s articles of incorporation to increase the number of the authorized shares of Versant’s common stock from 45,000,000 to 75,000,000 shares.

(b) A proposal to amend Versant’s articles of incorporation to reduce the conversion price of Versant’s Series A preferred stock from $2.13 to $1.42 per share, which will increase the number of shares of Versant common stock issuable upon the conversion of each share of Series A preferred stock from 2 to 3 shares of Versant common stock.

(c) A proposal to amend Versant’s articles of incorporation to provide that each then outstanding share of Versant’s Series A preferred stock will automatically be converted into shares of Versant common stock immediately after the effectiveness of the merger at the new, increased conversion rate described in proposal 2(b) above.

(d) A proposal to amend Versant’s articles of incorporation to provide that the merger will not trigger the liquidation preference rights of Versant’s Series A preferred stock.

(e) A proposal to amend Versant’s articles of incorporation to provide that, for a period of 12 months immediately after the effective time of the merger, each of the following actions must be approved by at least 80% of the members of Versant’s board of directors then in office:

•	any acquisition or purchase by Versant from a third party of a business or of assets that will, immediately after being purchased or acquired by Versant, represent a material portion of Versant’s total consolidated business or assets;

•	any sale or disposition by Versant of any line of business or product line;

•	any material change in the operation or the nature of any material line of business that is conducted by Versant or any of its subsidiaries as of immediately after the effective time of the merger; or

•	any change in the authorized number of members of Versant’s board of directors from 5 members.

(f) A proposal to amend Versant’s articles of incorporation to provide that, for a period of 12 months immediately after the effective time of the merger, there can be no amendment of the provisions described in proposal 2(e) above unless such amendment is approved by at least 80% of the members of Versant’s board of directors then in office.

      Proposals 2(a) through 2(f) to amend and restate Versant’s articles of incorporation are sometimes collectively referred to in this joint proxy statement/prospectus as the amendments to Versant’s articles of incorporation. The proposed form of amended and restated articles of incorporation of Versant containing each of the proposed amendments is attached to this joint proxy statement/prospectus as Annex B.

      3.     A proposal to grant discretionary authority to adjourn the Versant special meeting to a date not later than March 31, 2004 in order to enable Versant to solicit additional proxies in favor of each of the above proposals in connection with the merger.

      4.     A proposal to transact any other business that may properly come before the Versant special meeting or any adjournment or postponement of the Versant special meeting.

      We have described these proposals more fully in the joint proxy statement/prospectus attached to this notice. Please give your careful attention to all of the information in this joint proxy statement/prospectus.

      As the attached joint proxy statement/prospectus explains, the merger agreement currently provides that it is a condition to both Versant’s and Poet’s obligations to consummate the merger that Versant’s stockholders have approved each of the proposed amendments to Versant’s articles of incorporation summarized above. Thus, if Versant’s stockholders approve the merger proposal but do not approve each of the proposals to amend Versant’s articles of incorporation, then the merger will not occur unless both Versant and Poet waive this condition. Likewise, if the proposals to amend Versant’s articles of incorporation are approved by Versant’s stockholders but the merger is not approved, then none of the proposed amendments to Versant’s articles of incorporation will be put into effect. Consequently, if you wish to approve the merger, please be sure to vote “FOR” proposal 1 regarding the merger proposal and “FOR” each of proposals 2(a) through 2(f) regarding the proposed amendments to Versant’s articles of incorporation.

      Versant’s board of directors has fixed the close of business on January 20, 2004 as the record date for determining which Versant stockholders of record are entitled to receive notice of, and to vote at, the Versant special meeting and at any adjournment or postponement thereof. Only holders of record of shares of Versant common stock and Versant Series A preferred stock that are outstanding on the record date are entitled to receive notice of and to vote at the Versant special meeting or any adjournment or postponement of the Versant special meeting. Holders of Versant common stock are entitled to one vote for each share held as of the record date and holders of Versant Series A preferred stock are entitled to one vote for each share held as of the record date.

      The proposal to approve the merger agreement, the merger and the issuance of the shares of Versant common stock and options to purchase shares of Versant common stock pursuant to the merger requires approval by the affirmative vote of a majority of all the outstanding shares of Versant common stock and Series A preferred stock, voting together, including the affirmative approval of a majority of the outstanding shares of Versant’s common stock, voting as a separate class, and the affirmative approval of a majority of the outstanding shares of Versant’s Series A preferred stock, voting as a separate class.

      Approval of each of the proposed amendments to Versant’s articles of incorporation requires the affirmative approval of a majority of all of Versant’s outstanding shares of common stock and Series A preferred stock, voting together, and, in addition: (i) proposal 2(a), the proposed amendment to increase the authorized number of shares of Versant’s common stock, also requires the affirmative approval of a majority of the outstanding shares of Versant’s common stock, voting as a separate class; (ii) proposal 2(b), the proposed amendment to reduce the conversion price of Versant’s Series A preferred stock, also requires the affirmative approval of both a majority of the outstanding shares of Versant’s common stock, voting as a separate class, and the affirmative approval of a majority of the outstanding shares of Versant’s Series A preferred stock, voting as a separate class; (iii) proposal 2(c), the proposed amendment to automatically convert the shares of Versant’s Series A preferred stock into Versant common stock, also requires the affirmative approval of a majority of the outstanding shares of Versant’s Series A preferred stock, voting as a separate class; and (iv) proposal 2(d), the proposed amendment to provide that the merger will not trigger the liquidation preference rights of Versant’s Series A preferred stock, also requires the affirmative approval of a majority of all of Versant’s outstanding shares of Series A preferred stock, voting as a separate class.

      The approval of a majority of the shares of Versant’s common stock and Series A preferred stock represented at the Versant special meeting, voting together as a single class, is required to approve the adjournment proposal, so long as a quorum is present.

      These approval requirements make your vote very important. Even if you plan to attend the Versant special meeting in person, we request that you complete, sign, date and return the enclosed proxy or voting instruction card as soon as possible. For specific instructions on how to vote your shares, please refer to the section of the enclosed joint proxy statement/prospectus entitled “The Special Meeting of Versant Stockholders” beginning on page 48 and the instructions on the enclosed proxy card or voting instruction card.

By order of the Board of Directors

NICK ORDON
President and Chief Executive Officer

January ●, 2004

Fremont, California

POET HOLDINGS, INC.

1065 E. Hillsdale Blvd
Suite 205
Foster City, CA 94404

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

OF POET HOLDINGS, INC.
To Be Held On March 17, 2004

To the Stockholders of Poet Holdings, Inc.:

      As a stockholder of Poet Holdings, Inc. (“Poet”), you are hereby given notice of and invited to attend, in person or by proxy, a special meeting of stockholders (the “Poet special meeting”) of Poet to be held at the offices of Perkins Coie LLP, 101 Jefferson Drive, Menlo Park, California 94025, USA on March 17, 2004, at 10:00 a.m. local time, for the purposes of considering and acting on the following proposals:

      1.     A proposal to approve and adopt the Agreement and Plan of Merger (the “merger agreement”) dated as of September 27, 2003, as amended, among Versant Corporation, Puma Acquisition, Inc., a wholly-owned subsidiary of Versant, and Poet, and the merger contemplated by that agreement (the “merger”), as more fully described in the accompanying joint proxy statement/prospectus.

      2.     A proposal to grant discretionary authority to adjourn the Poet special meeting to a date not later than March 31, 2004 in order to enable Poet to solicit additional proxies in favor of the merger and the merger agreement.

      3.     To transact any other business that is properly brought before the Poet special meeting.

      The accompanying joint proxy statement/prospectus describes the proposed merger in more detail. You are encouraged to read the entire document carefully. In particular, you should carefully consider the discussion entitled “Risk Factors.”

      Under Poet’s bylaws, holders of at least one-third of the outstanding shares of Poet on January 20, 2004 must be present in person or by proxy at the Poet special meeting to constitute a quorum and to conduct business at the meeting. Under Delaware law, (i) the holders of a majority of Poet’s outstanding shares on January 20, 2004 must vote in favor of the merger and the merger agreement at the Poet special meeting, either in person or by proxy, for it to be approved and (ii) so long as a quorum is present, the holders of a majority of Poet’s shares represented at the Poet special meeting, either in person or by proxy, must vote in favor of the adjournment proposal for it to be approved.

      If you were a Poet stockholder at the close of trading on January 20, 2004, you are entitled to vote on the proposals to be considered at the Poet special meeting. Whether or not you plan to attend the Poet special meeting, we urge you to vote now by completing and returning the enclosed proxy card.

      Poet’s board of directors has unanimously approved the merger, the merger agreement and the adjournment proposal and recommends that you vote “FOR” each of these proposals.

      Please review the “Questions and Answers about the Proposed Merger, the Proposed Amendments to Versant’s Articles of Incorporation and the Special Meetings of Stockholders” section of the accompanying joint proxy statement/ prospectus beginning on page 1 for a discussion of frequently asked questions regarding the proposals to be considered and voted on at the Poet special meeting.

JOCHEN WITTE
President and Chief Executive Officer

January ● , 2004

Foster City, California

QUESTIONS AND ANSWERS ABOUT THE PROPOSED MERGER, THE PROPOSED AMENDMENTS TO VERSANT’S ARTICLES OF INCORPORATION AND THE SPECIAL MEETINGS OF STOCKHOLDERS
SUMMARY
VERSANT SELECTED SUPPLEMENTARY CONSOLIDATED FINANCIAL DATA
POET SELECTED CONSOLIDATED FINANCIAL DATA
SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION
Market Price Data
Recent Share Prices
Dividend Information
Number of Stockholders
RISK FACTORS
Risks Related to the Merger
Risks Related to Versant’s Business
Risks Related to Versant’s Industry
Risks Related to Versant’s Stock
Risks Related to Poet’s Business
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
THE SPECIAL MEETING OF VERSANT STOCKHOLDERS
Date, Time and Place of the Versant Special Meeting
Purpose of the Versant Special Meeting
Record Date for the Versant Special Meeting; Outstanding Shares
Votes Required
Voting of Proxies at the Versant Special Meeting and Revocation of Proxies
Quorum and Abstentions
Solicitation of Proxies and Expenses
Versant Board of Directors’ Unanimous Recommendations
Voting Agreements
THE SPECIAL MEETING OF POET STOCKHOLDERS
Date, Time and Place of the Poet Special Meeting
Purpose of the Poet Special Meeting
Record Date for the Poet Special Meeting; Outstanding Shares
Votes Required
Voting of Proxies at the Poet Special Meeting and Revocation of Proxies
Quorum and Abstentions
Solicitation of Proxies and Expenses
Poet Board of Directors’ Unanimous Recommendations
Voting Agreements
THE MERGER
General
Background of the Merger
Versant’s Reasons for the Merger
Recommendation of the Merger by the Versant Board of Directors
Poet’s Reasons for the Merger
Recommendation of the Merger by the Poet Board of Directors
Opinion of Versant’s Financial Advisor
Opinion of Poet’s Financial Advisor
Interests of Certain Persons in the Merger
Material United States Federal Income Tax Considerations
Material German Tax Considerations
Accounting Treatment of the Merger
Appraisal Rights
Listing of Versant Common Stock to be Issued in the Merger
Delisting and Deregistration of Poet Common Stock
Restriction on Resales of Versant Common Stock; Section 16
THE MERGER AGREEMENT
The Merger
The Effective Time
Directors and Officers of Versant After the Merger
Directors and Officers of Poet After the Merger
Conversion of Shares of Poet Common Stock in the Merger
Poet’s Stock Options
Poet Employee Stock Purchase Plan
The Exchange and Paying Agent
Procedures for Exchanging Stock Certificates
Distributions with Respect to Unexchanged Shares
Termination of Exchange Fund
Lost, Stolen or Destroyed Certificates
Dissenting Shares
Representations and Warranties
Conduct of Each Company’s Business Before the Closing of the Merger
No Other Negotiations
Termination of 401(k) Plan
Employee Benefit Plans
Director and Officer Indemnification
Takeover Statutes
Deposit of United States Funds
Termination of Poet Shareholder Rights Agreement
Conversion of Versant Series A Preferred Stock
Reduction of Versant’s Board Size
Outside Director Compensation
Nasdaq SmallCap Listing; No Frankfurt Stock Exchange Listing; Poet Delisting
Conditions to Closing the Merger
Termination of the Merger Agreement
Termination Fee
Amendment of the Merger Agreement and Waiver of Conditions
OTHER AGREEMENTS
Voting Agreements
Employment Arrangement
COMPARISON OF RIGHTS OF HOLDERS OF POET COMMON STOCK AND VERSANT COMMON STOCK
INFORMATION REGARDING VERSANT CORPORATION
VERSANT’S BUSINESS
SHARE OWNERSHIP BY VERSANT’S PRINCIPAL STOCKHOLDERS, MANAGEMENT AND DIRECTORS
VERSANT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
VERSANT MANAGEMENT
EXECUTIVE COMPENSATION
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
VERSANT CORPORATION UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS
INFORMATION REGARDING POET
POET’S BUSINESS
SHARE OWNERSHIP BY POET’S PRINCIPAL STOCKHOLDERS, MANAGEMENT AND DIRECTORS
EQUITY PLAN COMPENSATION INFORMATION
POET’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
POET’S MANAGEMENT
EXECUTIVE COMPENSATION
OTHER MATTERS BEING SUBMITTED TO A VOTE OF ONLY VERSANT STOCKHOLDERS
OTHER MATTERS BEING SUBMITTED TO A VOTE OF ONLY POET STOCKHOLDERS
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
VERSANT CORPORATION CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
POET HOLDINGS, INC. FINANCIAL STATEMENTS
Annex A Agreement and Plan of Merger by and among Poet Holdings, Inc., Versant Corporation and Puma Acquisition, Inc.
Annex B Form of Amended and Restated Articles of Incorporation of Versant
Annex C Form of Versant Voting Agreement
Annex D Form of Poet Voting Agreement
Annex E Opinion of Seven Hills Partners LLC
Annex F Opinion of equinet Corporate Finance AG
Annex G Section 262 of the Delaware General Corporation Law
Annex H Chapter 13 of the California General Corporation Law
EXHIBIT 5.1
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 23.3
EXHIBIT 99.1
EXHIBIT 99.2

Page

QUESTIONS AND ANSWERS ABOUT THE PROPOSED MERGER, THE PROPOSED AMENDMENTS TO VERSANT’S ARTICLES OF INCORPORATION AND THE SPECIAL MEETINGS OF STOCKHOLDERS	1

SUMMARY	12

VERSANT — SELECTED SUPPLEMENTARY CONSOLIDATED FINANCIAL DATA	21

POET — SELECTED CONSOLIDATED FINANCIAL DATA	23

SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION	24

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION	26

Market Price Data	26
Recent Share Prices	27
Dividend Information	27
Number of Stockholders	27

RISK FACTORS	28

Risks Related to the Merger	28
Risks Related to Versant’s Business	32
Risks Related to Versant’s Industry	35
Risks Related to Versant’s Stock	37
Risks Related to Poet’s Business	39

STATEMENTS REGARDING FORWARD — LOOKING INFORMATION	47

THE SPECIAL MEETING OF VERSANT STOCKHOLDERS	48

Date, Time and Place of the Versant Special Meeting	48
Purpose of the Versant Special Meeting	48
Record Date for the Versant Special Meeting; Outstanding Shares	49
Votes Required	49
Voting of Proxies at the Versant Special Meeting and Revocation of Proxies	50
Quorum and Abstentions	51
Solicitation of Proxies and Expenses	51
Versant Board of Directors’ Unanimous Recommendations	52
Voting Agreements	52

THE SPECIAL MEETING OF POET STOCKHOLDERS	53

Date, Time and Place of the Poet Special Meeting	53
Purpose of the Poet Special Meeting	53
Record Date for the Poet Special Meeting; Outstanding Shares	53
Votes Required	53
Voting of Proxies at the Poet Special Meeting and Revocation of Proxies	53
Quorum and Abstentions	54
Solicitation of Proxies and Expenses	54

i

Annex A
Agreement and Plan of Merger by and among Poet Holdings, Inc., Versant Corporation and Puma Acquisition, Inc., together with Amendment to Agreement and Plan of Merger by and among Poet Holdings, Inc. Versant Corporation and Puma Acquisition, Inc.

Annex B	Form of Amended and Restated Articles of Incorporation of Versant
Annex C	Form of Versant Voting Agreement
Annex D	Form of Poet Voting Agreement
Annex E	Opinion of Seven Hills Partners LLC
Annex F	Opinion of equinet Corporate Finance AG
Annex G	Section 262 of the Delaware General Corporation Law
Annex H	Chapter 13 of the California General Corporation Law

QUESTIONS AND ANSWERS ABOUT THE PROPOSED MERGER, THE PROPOSED

AMENDMENTS TO VERSANT’S ARTICLES OF INCORPORATION
AND THE SPECIAL MEETINGS OF STOCKHOLDERS

      The following questions and answers are intended to briefly address some commonly asked questions regarding the Versant and Poet special stockholder meetings, and in particular, the proposed merger and the proposed amendments to Versant’s articles of incorporation. These questions and answers may not address all questions that may be important to you. Please refer to the more detailed information contained elsewhere in this joint proxy statement/prospectus, and its annexes and in the documents referred to in this joint proxy statement/prospectus.

General Questions and Answers

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	Versant and Poet have agreed to merge pursuant to the terms of a merger agreement that is described in this joint proxy statement/prospectus. A copy of the merger agreement is attached as Annex A.

To complete the merger, Versant’s stockholders must approve and adopt the merger agreement, and must approve the merger, the issuance of shares of Versant common stock and options to purchase Versant common stock in connection with the merger and each of the proposed amendments to Versant’s articles of incorporation. In addition, Poet’s stockholders must approve and adopt the merger agreement and the merger.

Versant and Poet will hold separate meetings of their respective stockholders to obtain these approvals. This joint proxy statement/prospectus contains important information concerning the merger, related proposals made to Versant’s stockholders, and information about Versant, Poet and the Versant and Poet special stockholder meetings. The enclosed voting materials allow you to vote your shares without attending your special meeting in person.

Q:	What is the merger?

A:	The merger is a proposed business combination between Versant and Poet where Poet will merge into a wholly owned subsidiary of Versant, with Poet surviving the merger and becoming a wholly owned subsidiary of Versant immediately following the merger.

Q:	Why is the merger being proposed?

A:	Versant and Poet believe that the merger is in the best interests of each company and its stockholders and will enable the combined post-merger company to harness Versant’s and Poet’s complementary strengths in a manner that will afford Versant greater opportunities for revenue growth and profitability. Versant and Poet believe that the benefits of the proposed merger will include the following:

• Increase Leadership Position in the Object Database Management Market. Versant and Poet are leaders in the field of object-oriented database management solutions and their combination should strengthen the combined company’s market presence and give it greater credibility with customers.

• More Diversified Customer Base and Product Lines. Although Versant and Poet both develop and market object-oriented database management solutions, their products have historically addressed different market segments. This fact offers the combined company opportunities to combine Versant’s and Poet’s technologies and marketing experience to better address each other’s customer base.

• Improved International Sales and Marketing Capabilities. Versant currently derives most of its revenue from the North American market, but also pursues international sales, particularly in Europe. Poet is based in Germany and derives most of its revenues from European sales. Poet has a more established European sales and marketing structure than Versant, but a relatively smaller presence in the North American market. Versant and Poet anticipate that the combined company will use Versant’s and Poet’s complementary geographic sales and marketing channels to increase each company’s international sales and the combined company’s revenues.

•	Increased Working Capital. As of September 30, 2003, Poet had approximately $9.2 million in cash and cash equivalents. Versant and Poet expect that this additional working capital, when coupled with Versant’s larger revenue base, will enable the combined company to better withstand market competition and to fund strategic sales, marketing and research and development efforts. It is also expected that a higher cash balance will give the combined company a stronger financial position and increased credibility with its customers. This increased financial position may also provide the combined company with greater access to capital on more attractive terms.

•	Reduced Operating Expenses. Through the combination of their operations, Versant and Poet anticipate that the combined company will be able to achieve meaningful operating expense reductions by eliminating or reducing redundant operations and capabilities and their associated costs.

•	Strengthened Management Team. By completing the merger, Versant will have access to an enlarged experienced management team. Following the merger, Nick Ordon, Versant’s CEO, will remain CEO of Versant. Jochen Witte, Poet’s CEO, will become Versant’s President of European Operations and will bring his knowledge and substantial experience in European sales to the combined company.

•	Stronger Competitive Advantages. The database and e-commerce markets are intensively competitive. The merger of Versant and Poet will enable the combined company to have greater financial, technical, marketing and other resources, allowing it to compete more effectively with other competitors such as Progress Software Corporation, Requisite Technology, Inc. and SAQQARA Systems, Inc., among others.

For a more complete description of the factors considered by the board of directors of Versant underlying the recommendation of the Versant board, see the section entitled “The Merger — Versant’s Reasons for the Merger” on page 62, and for a more complete description of the factors considered by the board of directors of Poet underlying the recommendation of the Poet board, see the section entitled “The Merger — Poet’s Reasons for the Merger” on page 66.

Q:	What percentage of Versant will former Poet stockholders own after the merger?

A:	Based on Versant’s and Poet’s capitalizations at September 27, 2003, the date the merger agreement was signed, following the merger, the former stockholders of Poet will own approximately 45% of the outstanding capital stock of Versant, and the shares of Versant common stock issued to Poet’s former stockholders in the merger, and the shares of Versant common stock issuable under the Versant stock options issued to Poet option holders in the merger, will together represent approximately 42.7% of Versant’s post-merger shares, computed on a fully-diluted basis, taking into account all outstanding shares, options and warrants.

Q:	Are there any stockholders already committed to voting in favor of the merger?

A:	Yes. Directors and officers of Poet who collectively own approximately 8.8% of the shares of Poet common stock outstanding on October 31, 2003, have agreed to vote their shares of Poet common stock in favor of the proposal to approve the merger agreement and the merger. Directors and officers of Versant, who collectively own approximately 9.3% of the shares of Versant common stock outstanding on October 31, 2003, have agreed to vote their shares of Versant common stock in favor of the merger agreement, the merger and the issuance of shares of Versant common stock and options to purchase Versant common stock pursuant to the merger agreement and the merger, as well as each of the proposed amendments to Versant’s articles of incorporation.

For a more complete description of voting arrangements, see the sections entitled “Other Agreements — Voting Agreements — Poet Voting Agreements” on page 110 and “Other Agreements — Voting Agreements — Versant Voting Agreements” on page 110.

Q:	Are there risks I should consider in deciding whether to vote for the merger and other related proposals?

A:	Yes. You should carefully review the section entitled “Risk Factors” beginning on page 28.

Q:	What happens if I do not return a proxy card or vote?

A:	If you are a Versant stockholder, your failure to vote or to give voting instructions to your broker or nominee will have the same effect as voting “AGAINST” the proposal to approve the merger agreement, the merger and the issuance of Versant shares and options to purchase Versant shares in the merger and each of the proposals to amend Versant’s articles of incorporation. Since each of these proposals requires the affirmative approval of a majority of the outstanding shares of each of the classes of Versant’s outstanding stock, we strongly urge you to vote.

If you are a Poet stockholder, your failure to vote or to give voting instructions to your broker or nominee will have the same effect as voting “AGAINST” the proposal to approve the merger agreement and the merger. Since this proposal requires the affirmative vote of a majority of the outstanding Poet shares, we strongly urge you to vote.

For a more complete description of voting, see the sections entitled “The Special Meeting of Versant Stockholders” on page 48 and “The Special Meeting of Poet Stockholders” on page 53.

Q:	May I vote in person?

A:	Yes. If you are a holder of record of Versant or Poet shares that are outstanding on the record date of your special meeting, you may attend your meeting of stockholders and vote your shares in person rather than signing and returning your proxy card. If your shares are held in “street name,” you must obtain a proxy from your broker or bank in order to attend your meeting of stockholders and vote.

Q:	What happens if the stockholders do not approve the merger?

A:	Pursuant to the terms of the merger agreement, if either Versant’s or Poet’s stockholders do not approve the merger at their respective stockholder meetings and the other company’s stockholders do approve the merger, then Versant and Poet have each agreed to pay to the other a termination fee equal to $500,000 (or $1,000,000 if certain other events occur) because the required approvals of its own stockholders are not obtained. In addition, if the merger is not approved, none of the proposed amendments to Versant’s articles of incorporation will be put into effect, even if they are approved by Versant’s stockholders.

Q:	What happens if Versant’s stockholders do not approve all of the proposed amendments to Versant’s articles of incorporation?

A:	It is a condition to both Versant’s and Poet’s obligation to consummate the merger that Versant’s stockholders approve each of the proposed amendments to Versant’s articles of incorporation. Thus, if Versant’s stockholders do not approve each of the proposed amendments to Versant’s articles of incorporation, unless this condition is waived by both Versant and Poet, the merger will not occur. In addition, if Versant’s stockholders fail to approve each of the proposed amendments to Versant’s articles of incorporation and Poet’s stockholders approve the merger, then Versant will be obligated to pay Poet a termination fee of $500,000 (or $1,000,000 if certain other events occur).

Q:	May I change my vote after I have mailed my signed proxy card?

A:	Yes. You may change your vote at any time before your proxy card is voted at your company’s special meeting of stockholders. You can do this in one of three ways. First, you can send a written, dated notice stating that you would like to revoke your proxy. Second, you can complete, date, and submit a new proxy card or later dated instruction card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy for Versant shares at the address on page 51 and for Poet shares at the address on page 54 for delivery prior to your company’s stockholder meeting on March 17, 2004. Third, you can attend your company’s special meeting of stockholders and vote in person. However, your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow the directions received from your broker to change those voting instructions.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Yes, if you provide instructions. If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (i.e., in street name), you must provide the record holder of your shares with instructions on how to vote your shares. Please refer to the voting instruction card used by your broker or nominee to see if you may submit voting instructions by the Internet or telephone.

Q:	What should I do if I receive more than one set of voting materials?

A:	Please complete, sign, date and return each proxy card and voting instruction card that you receive. You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If your shares are held in more than one name, you will receive more than one proxy or voting instruction card. In addition, if you are a stockholder of both Versant and Poet, please sign, date and return each proxy and voting instruction card you receive, whether from Versant or Poet.

Q:	What do I need to do now?

A:	Please carefully review this joint proxy statement/prospectus and vote the proxy card or voting instruction card you receive or, if available, vote by Internet or telephone, as soon as possible so that your shares may be represented at the applicable special meeting of stockholders. Your proxy card, voting instruction card or, if available, vote by Internet or telephone, must be received on or prior to your company’s stockholder meeting on March 17, 2004 in order for your shares to be voted at the special meeting of your company’s stockholders.

Q:	When do you expect the merger to be completed?

A:	Versant and Poet are working toward completing the merger as quickly as possible. In addition to obtaining stockholder approvals, all other closing conditions set forth in the merger agreement must be satisfied or waived. Versant and Poet anticipate that the closing of the merger will occur in the first calendar quarter of 2004, shortly after the Versant and Poet stockholder meetings.

Q:	Who will be the members of the boards of directors of Versant and Poet if the merger becomes effective?

A:	After the merger, the board of directors of Versant and Poet, as the surviving corporation of the merger, will consist of Nick Ordon, Uday Bellary, William Henry Delevati, Jochen Witte and Herbert May.

Q:	Who can help answer my questions?

A:	If you would like additional copies, without charge, of this joint proxy statement/prospectus or if you have questions about the proposed merger, including the procedures for voting your shares, you should contact:

Versant Corporation

6539 Dumbarton Circle
Fremont, CA 94555, USA
Attention: Investor Relations
(510) 789-1500

Poet Holdings, Inc.

Wiesenkamp 22B
D-22359 Hamburg
Germany
Attention: Investor Relations
+49-40-60990-0 (Germany)
(650) 212-3100 (U.S.A.)

Q:	How can I find out whether the merger proposals were approved by the stockholders of Versant and Poet?

A:	Versant and Poet each intend to issue a press release announcing the voting results for the proposals to be submitted at their respective special stockholder meetings, promptly after each meeting is held.

Questions and Answers for Versant Stockholders

Q:	When and where is the Versant special meeting?

A:	The Versant special meeting will take place on March 17, 2004 at 10:00 a.m., local time at Versant’s offices at 6539 Dumbarton Circle in Fremont, California, USA.

Q:	What matters are Versant stockholders being asked to approve at the Versant special meeting?

A:	Versant stockholders are being asked to vote “FOR” eight matters at the Versant special meeting:

• approval of the merger agreement with Poet, the merger of Versant’s wholly owned subsidiary into Poet pursuant to the merger agreement and the issuance of shares of Versant common stock and options to purchase Versant common stock pursuant to the merger agreement and the merger with Poet;

• approval of an amendment to Versant’s articles of incorporation to increase the number of the authorized shares of Versant’s common stock from 45,000,000 to 75,000,000 shares;

• approval of an amendment to Versant’s articles of incorporation to reduce the conversion price of Versant’s Series A preferred stock from $2.13 to $1.42 per share, which will increase the number of shares of Versant common stock issuable upon the conversion of each share of Series A preferred stock from 2 to 3 shares of Versant common stock;

• approval of an amendment to Versant’s articles of incorporation to provide that each then outstanding share of Versant’s Series A preferred stock will automatically be converted into shares of Versant common stock immediately after the effectiveness of the merger at the new, increased conversion rate described above;

• approval of an amendment to Versant’s articles of incorporation to provide that the merger will not trigger the liquidation preference rights of Versant’s Series A preferred stock;

• approval of an amendment to Versant’s articles of incorporation to provide that, for a period of 12 months immediately after the effective time of the merger, each of the following actions must be approved by at least 80% of the members of Versant’s board of directors then in office:

— any acquisition or purchase by Versant from a third party of a business or of assets that will, immediately after being purchased or acquired by Versant, represent a material portion of Versant’s total consolidated business or assets;

— any sale or disposition by Versant of any line of business or product line;

— any material change in the operation or the nature of any material line of business that is conducted by Versant or any of its subsidiaries as of immediately after the effective time of the merger; or

— any change in the authorized number of members of Versant’s board of directors from 5 members;

• approval of an amendment to Versant’s articles of incorporation to provide that, for a period of 12 months immediately after the effective time of the merger, there can be no amendment of the provisions described in the immediately preceding bullet point and its subpoints unless such amendment is approved by at least 80% of the members of Versant’s board of directors then in office; and

• approval of a proposal to grant discretionary authority to adjourn the Versant special meeting to a date not later than March 31, 2004.

      None of the proposed amendments to Versant’s articles of incorporation summarized above will be put into effect unless the merger is approved and consummated. Additionally, the merger shall not be consummated unless each of the proposed amendments to Versant’s articles of incorporation are approved and put into effect or both Versant and Poet waive this condition.

Q:	Why is Versant increasing the conversion rate of Versant’s Series A preferred stock?

A:	Poet is unwilling to consummate the merger unless the outstanding shares of Versant’s Series A preferred stock are first converted into shares of Versant’s common stock. Thus, under the terms of the merger agreement, it is a condition precedent to Poet’s obligation to consummate the merger that all outstanding shares of Versant Series A preferred stock be converted into Versant common stock on, or immediately after, the merger. In order to induce Versant’s Series A preferred stockholders to convert their Versant Series A preferred stock into Versant common stock, Versant has entered into an agreement with its Series A preferred stockholders to increase the conversion rate of its Series A preferred stock, such that each share of Versant Series A preferred stock will become convertible into 3 shares of Versant common stock, instead of 2 shares of Versant common stock as is now the case. In addition, Versant has also agreed to reduce the exercise price of 1,313,743 Versant common stock purchase warrants held by Versant’s Series A preferred stockholders from $2.13 to $1.66 per share if the merger occurs and the Versant Series A preferred stock is converted into common stock.

Q:	Will the increase in the conversion rate of Versant’s Series A preferred stock affect my ownership in Versant?

A:	Yes. The increase in the conversion rate of Versant’s Series A preferred stock, which is one of the proposed amendments to Versant’s articles of incorporation, will result in the issuance of approximately 1,313,743 additional shares of Versant common stock immediately after the merger becomes effective, so that a total of 3,941,229 shares of Versant common stock will be issuable upon the conversion of all Versant’s outstanding shares of Series A preferred stock. The 3,941,229 shares of Versant common stock issuable upon the conversion of all Versant’s shares of Series A preferred stock will represent approximately 11.6% of the shares of Versant common stock that will be outstanding immediately after the merger occurs, or 9.4% on a fully-diluted basis, based upon the capitalization of Versant and Poet on September 27, 2003 (the date the merger agreement was signed). The 1,313,743 additional shares of common stock into which Versant’s Series A preferred stock will be converted due to the increase in the conversion rate of Versant’s Series A preferred stock will represent approximately 3.8% of the shares of Versant common stock that will be outstanding immediately after the merger occurs, or approximately 3.1% on a fully-diluted basis.

Q:	What happens to my Versant shares in the merger?

A:	Upon completion of the merger, you will retain the same number of shares of Versant common stock as you currently own.

Q:	Will the merger dilute the ownership of Versant stockholders?

A:	Yes. The issuance of shares of Versant common stock to Poet stockholders in the merger will significantly dilute the ownership of Versant’s existing stockholders. In addition, the increase of the conversion rate of Versant’s Series A preferred stock in connection with the merger will further dilute the ownership of existing Versant stockholders. After the consummation of the merger and assuming an exchange ratio of 1.40 Versant shares for every share of Poet common stock, based on the capitalizations of Versant and Poet on September 27, 2003 (the date the merger agreement was signed) and the proposed increase in the conversion rate of Versant’s Series A preferred stock, the existing Versant stockholders are expected to own approximately 55%, and the Poet stockholders approximately 45%, of the outstanding shares of Versant common stock. It is also expected that the shares of Versant common stock held by, and issuable under outstanding Versant options and warrants held by, the stockholders, option holders and warrant holders of Versant prior to the merger will together represent approximately 57.3% of Versant’s post-merger shares, computed on a fully-diluted basis, and the shares of Versant common stock held by, and issuable under outstanding Versant options held by, the former stockholders and option holders of Poet will together represent approximately 42.7%, of Versant’s post-merger shares, computed on a fully-diluted basis.

Q:	Why is Versant proposing to amend its articles of incorporation in connection with this merger?

A:	Versant is seeking through six separate proposals to amend its articles of incorporation in several respects, with such amendments to take effect only upon consummation of the merger. These amendments are being proposed for several reasons.

•	First, Versant seeks to increase the number of its authorized common shares from 45,000,000 to 75,000,000 shares to provide Versant with an adequate reserve of shares for future use following the merger. Of Versant’s 45,000,000 currently authorized common shares, as of October 31, 2003, approximately 14,647,640 shares were outstanding, approximately 2,627,486 shares were reserved for issuance upon the conversion of Versant’s outstanding Series A preferred stock and approximately 7,044,991 shares were reserved for future issuance under outstanding warrants and options and for future reserves under Versant’s stock option and stock purchase plans, leaving approximately 20,679,883 shares available for issuance in the merger and other purposes. If the merger and the proposed amendments to Versant’s articles of incorporation are approved and become effective, based on Poet’s capital structure as of October 31, 2003, Versant would be obligated to issue or reserve for issuance to Poet stockholders in the merger approximately 15,294,448 shares of its common stock and options to purchase approximately 1,990,944 shares of Versant common stock. Additionally, the number of Versant common shares reserved for issuance upon the conversion of Versant’s Series A preferred stock would increase by 1,313,743 shares to a total of 3,941,229 shares. Thus, based on Versant’s and Poet’s capitalizations at October 31, 2003, after the merger, Versant would have approximately 2,080,748 common shares unreserved and available for issuance. Versant’s board of directors believes that it is necessary for Versant to have a sufficient number of additional common shares available for various future purposes such as financings, acquisitions of other businesses and increases in its employee stock and option pools to accommodate the larger workforce Versant expects to have following the merger. Consequently Versant’s board is recommending that Versant stockholders approve the increase in the authorized number of Versant’s common shares.

•	Second, Versant is also seeking through three separate proposals to make certain other amendments that will modify the rights of Versant’s Series A preferred stock. Specifically, Versant is proposing amendments to:

—	increase the number of shares of Versant common stock into which each share of Versant’s Series A preferred stock is convertible from 2 to 3 shares of Versant common stock, effective concurrent with the merger;

—	cause all its outstanding shares of Series A preferred stock to be automatically converted into Versant common stock at this increased conversion rate effective immediately after the merger with Poet; and

—	provide that the merger with Poet will not trigger any liquidation preference rights of Versant’s Series A preferred stock.

These amendments are being made principally because, in the negotiation of the merger agreement, Poet requested that Versant eliminate the preferential rights of its Series A preferred stock and Versant’s Series A preferred stockholders were willing to convert their preferred shares into common stock and forego their preferential rights only if the conversion rate of their preferred stock was increased as described above.

Each of these amendments would be contingent upon, and would take effect only upon, consummation of the merger.

•	Lastly, Versant is seeking through two separate proposals to amend its articles of incorporation to require that at least 80% of Versant’s directors then in office approve certain corporate transactions or any change in the authorized number of Versant’s directors and that this amendment cannot be changed for 12 months after consummation of the merger without the approval of at least 80% of Versant’s directors then in office. This amendment was negotiated with Poet to ensure that Poet’s representatives on Versant’s board of directors would have an adequate say on certain important corporate transactions during the first year following the merger in order to help provide a smoother transition period for the combined company. These amendments would also only take effect upon consummation of the merger.

Q:	Will the merger be consummated if any of the proposed amendments to Versant’s articles of incorporation are not approved by Versant’s stockholders?

A:	The merger agreement provides that it is a condition to both Versant’s and Poet’s obligations to consummate the merger that Versant’s stockholders have approved each of the proposed amendments to Versant’s articles of incorporation described in this joint proxy statement/prospectus, unless both Versant and Poet waive this condition. Therefore, the merger will not occur unless all of the proposed amendments to Versant’s articles of incorporation are approved by Versant’s stockholders or this condition to the closing of the merger is waived by both Versant and Poet. Consequently, if a Versant stockholder wishes to vote in favor of the merger, he or she should be sure to vote “FOR” the merger and “FOR” each of the proposed amendments to Versant’s articles of incorporation.

Q:	Will the proposed amendments to Versant’s articles of incorporation take effect if they are approved but the merger is not approved?

A:	No. Even if each of the proposed amendments to Versant’s articles of incorporation is approved by Versant’s stockholders, none of the proposed amendments will take effect unless the merger is approved by the required vote of the stockholders of both Poet and Versant.

Q:	How does the Versant board of directors recommend that I vote?

A:	Versant’s board of directors unanimously recommends that Versant stockholders vote “FOR” the proposal to approve the merger agreement, the merger and the issuance of shares of Versant common stock and options to purchase shares of Versant common stock to the Poet stockholders and option holders, respectively, pursuant to the merger. Versant’s board of directors also unanimously recommends that Versant stockholders vote “FOR” each of the proposals to amend Versant’s articles of incorporation and “FOR” the proposal to grant discretionary authority to adjourn the Versant special meeting.

For a description of the reasons underlying the recommendations of the Versant board, see the section entitled “The Merger — Versant’s Reasons for the Merger” on page 62.

Q:	What vote of Versant stockholders is required to approve the merger agreement, the merger and the issuance of shares of Versant common stock and options to purchase Versant common stock pursuant to the merger agreement?

A:	Approval of the merger agreement, the merger and the issuance of shares of Versant common stock and options to purchase Versant common stock pursuant to the merger agreement requires the affirmative approval of a majority of the total number of shares of Versant common stock and Series A preferred stock that are outstanding on January 20, 2004, the record date for the Versant special meeting, voting together, including the affirmative approval of holders of a majority of the shares of Versant’s common stock that are outstanding on the record date for the Versant special meeting, voting as a separate class, and the affirmative approval of holders of a majority of the shares of Versant’s Series A preferred stock that are outstanding on the record date for the Versant special meeting, voting as a separate class.

For a more complete description of voting, see the section entitled “The Special Meeting of Versant Stockholders” on page 48.

Q:	What vote of Versant stockholders is required to approve the amendments to Versant’s articles of incorporation?

A:	Approval of each of the proposals to amend Versant’s articles of incorporation requires the affirmative approval of a majority of the total number of shares of Versant common stock and Series A preferred stock that are outstanding on January 20, 2004, the record date for the Versant special meeting, voting together, and, in addition: (i) proposal 2(a), the proposed amendment to increase the authorized number of shares of Versant’s common stock, also requires the affirmative approval of a majority of the shares of Versant’s common stock that are outstanding on the record date, voting as a separate class; (ii) proposal 2(b), the proposed amendment to reduce the conversion price of Versant’s Series A preferred stock, also requires the affirmative approval of both a majority of the shares of Versant’s common stock that are outstanding on the record date, voting as a separate class, and the affirmative approval of a majority of the shares of Versant’s Series A preferred stock that are outstanding on the record date, voting as a separate class; (iii) proposal 2(c), the proposed amendment to automatically convert the shares of Versant’s Series A preferred stock into common stock, also requires the affirmative approval of a majority of the shares of Versant’s Series A preferred stock that are outstanding on the record date, voting as a separate class; and (iv) proposal 2(d), the proposed amendment to provide that the merger will not trigger the liquidation preference rights of Versant’s Series A preferred stock, also requires the affirmative approval of a majority of the shares of Versant’s Series A preferred stock that are outstanding on the record date, voting as a separate class.

Q:	What vote of Versant stockholders is required to approve the proposal to grant discretionary authority to adjourn the Versant special meeting?

A:	Approval of the proposal to grant discretionary authority to adjourn the Versant special meeting requires the affirmative approval of a majority of the shares of Versant common stock and Series A preferred stock represented and entitled to vote at the Versant special meeting, voting together as a single class, so long as a quorum is present.

Q:	How will voting on any other business be conducted?

A:	The only items of business now proposed to be considered at the Versant special meeting are the merger proposal, the proposals to amend Versant’s articles of incorporation and the proposal to grant discretionary authority to adjourn the Versant special meeting.

Q:	What happens if I do not indicate how to vote on my proxy card?

A:	If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote “FOR” the approval of the merger agreement, the merger and the issuance of shares of Versant common stock and options to purchase Versant common stock pursuant to the merger, “FOR” the approval of each of the proposed amendments to Versant’s articles of incorporation and “FOR” the grant of discretionary authority to adjourn the Versant special meeting.

Questions and Answers for Poet Stockholders

Q:	When and where is the Poet special meeting?

A:	The Poet special meeting will take place at the offices of Perkins Coie LLP, 101 Jefferson Drive, Menlo Park, California 94025, USA on March 17, 2004 at 10:00 a.m., local time.

Q:	What will Poet stockholders receive in the merger?

A:	If the merger is completed, Poet stockholders will receive 1.40 shares of Versant common stock for each share of Poet common stock they hold that is outstanding immediately prior to the effective time of the merger.

Q:	What will happen to Poet’s stock options in the merger?

A:	If the merger becomes effective, each option to purchase Poet common stock that is outstanding immediately prior to the effective time of the merger will be assumed by Versant and converted into an option to purchase a number of shares of Versant common stock equal to the number of Poet shares subject to such assumed Poet option immediately prior to the merger multiplied by the merger exchange ratio of 1.40. The exercise price of each such assumed Poet option will also be adjusted to a price per Versant share that equals the pre-merger exercise price of such Poet option divided by 1.40. All other terms of assumed Poet options will carry over and continue in effect after the merger. Versant has agreed to register the shares of Versant common stock that will be subject to assumed and converted Poet options after the merger with the Securities and Exchange Commission on a Form S-8 registration statement.

Q:	How will the merger affect my participation in Poet’s 1999 Employee Stock Purchase Plan?

A:	Prior to the effective time of the merger, Poet will accelerate the exercise date for any outstanding offering periods under its 1999 Employee Stock Purchase Plan such that a new exercise date for all then outstanding offering periods under Poet’s 1999 Employee Stock Purchase Plan will occur on or before the effective time of the merger. Consequently, any shares of Poet common stock to be purchased under the 1999 Employee Stock Purchase Plan must occur prior to the effective time of the merger. Poet will then terminate its 1999 Employee Stock Purchase Plan prior to the effective time of the merger. When this plan is terminated, each participant who remains a Versant employee will have the right to participate in Versant’s 1996 Employee Stock Purchase Plan.

Q:	How does the board of directors of Poet recommend that I vote?

A:	The Poet board of directors unanimously recommends that Poet stockholders vote “FOR” the proposal to approve the merger agreement and the merger and “FOR” the proposal to grant discretionary authority to adjourn the Poet special meeting.

For a description of the reasons underlying the recommendation of the Poet board, see the section entitled “The Merger — Poet’s Reasons for the Merger” on page 66.

Q:	What vote of Poet stockholders is required to approve the merger agreement and the merger?

A:	The approval of the merger agreement and the merger requires the affirmative approval of the holders of a majority of the shares of Poet common stock that are outstanding on January 20, 2004, the record date for the Poet special meeting.

For a more complete description of voting, see the section entitled “The Special Meeting of Poet Stockholders” on page 53.

Q:	What vote of Poet stockholders is required to approve the proposal to grant discretionary authority to adjourn the Poet special meeting?

A:	Approval of the proposal to grant discretionary authority to adjourn the Poet special meeting requires the affirmative approval of a majority of the shares of Poet common stock represented at the Poet special meeting, so long as a quorum is present.

Q:	What happens if I do not indicate how to vote on my proxy card?

A:	If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote “FOR” approval and adoption of the merger agreement and the merger and “FOR” the grant of discretionary authority to adjourn the Poet special meeting.

Q:	Should Poet stockholders send in their Poet stock certificates now?

A:	No, you should not send in your Poet stock certificate with your proxy. If the merger is approved, then following the merger, a letter of transmittal will be sent to Poet stockholders informing them where to deliver their Poet stock certificates in order to receive stock certificates representing Versant common stock and cash for any fractional shares. You should not send in your Poet common stock certificates prior to receiving this letter of transmittal.

Q:	What are the U.S. federal income tax and German tax consequences of the merger to Poet stockholders?

A:	Versant and Poet each expect the merger to qualify as a reorganization for United States federal income tax purposes. As a result, Poet stockholders who realize loss as a result of the merger will not be allowed to recognize such loss for U.S. federal income tax purposes, and Poet stockholders who recognize gain as a result of the merger will not be required to recognize such gain for U.S. federal income tax purposes (except to the extent of any cash received in lieu of fractional shares of Versant common stock).

The gain realized by Poet stockholders who are German tax residents on the exchange of Poet common stock for Versant common stock in the merger will be taxable if, (i) the German resident purchased the Poet shares within 1 year before the merger, or (ii) the individual held at least 1% of all Poet shares outstanding at any time during the last five years before the merger. If either test is met, 50% of the difference between the fair market value of the Poet shares at the time of purchase and the fair market value of such shares as of the merger is subject to taxation at the German personal income tax rate for the respective individual. Any loss realized by Poet stockholders who are German tax residents and who purchased the Poet shares within 1 year before the merger can set off 50% of such loss against other income from capital gains in the respective year or be carried forward. If the German resident held at least 1% of all Poet shares outstanding at any time during the last five years before the merger and realizes loss as a result of the merger, then he or she can set off the entire loss against other income, subject to certain limitations.

      We urge you to consult your own tax advisor for a full understanding of the tax consequences of the merger to you.

      For a more detailed description of the U.S. federal income tax consequences of the merger, see the section entitled “The Merger — Material United States Federal Income Tax Considerations” on page 84.

      For a more detailed description of the German tax consequences of the merger, see the section entitled “The Merger — Material German Tax Considerations” on page 87.

Q:	Will Poet stockholders be able to sell the Versant common stock received in connection with the merger?

A:	The shares of Versant common stock issued in connection with the proposed merger will be freely tradeable, unless you are an “affiliate” (as defined in the Securities Act of 1933, as amended, or the “Securities Act”) of Poet or Versant. If you are an affiliate of Poet or Versant, you will be required to comply with the applicable restrictions of Rule 145 of the Securities Act in order to resell the shares of Versant common stock you receive in the merger. You will be notified if you are an affiliate of Poet or Versant.

Q:	Where are shares of Versant common stock tradeable?

A:	Currently, shares of Versant common stock are traded on The Nasdaq SmallCap Market. Shares of Poet common stock currently are traded on the Frankfurt Stock Exchange, but Versant does not intend to apply for the listing of its common stock on the Frankfurt Stock Exchange following completion of the merger.

SUMMARY

      This summary highlights selected information from this joint proxy statement/ prospectus and may not contain all of the information that is important to you. To understand the transactions more fully and for a more complete description of the legal terms of the transaction, you should read carefully the entire joint proxy statement/ prospectus carefully, including the annexes attached to this joint proxy statement/ prospectus. See the section entitled “Where You Can Find More Information” beginning on page 196. The page citations in parentheses refer to locations of more complete descriptions of the topics presented in the summary.

The Parties to the Merger (Pages 120 and 159)

Versant Corporation

6539 Dumbarton Circle
Fremont, CA 94555, USA
(510) 789-1500

      Versant is a leading provider of object-oriented data management software that forms a critical component of an enterprise’s computing infrastructure. Companies use Versant’s solutions to solve complex data management problems. To address these problems, Versant designs, develops, markets and supports object management systems, including database management systems, as well as products that perform data replication, and accelerate and enhance Internet transactions and a data integration platform that enables manufacturers to extract real-time data for use in their enterprise data systems. Versant also provides related product support, training and consulting services to assist users in developing and deploying applications based on its products.

      Versant common stock is traded on The Nasdaq SmallCap Market (symbol: VSNT).

Poet Holdings, Inc.

1065 East Hillsdale Blvd.
Suite 205
Foster City, CA 94404, USA

      Poet is a multinational provider of comprehensive catalog infrastructure solutions for B2B eCommerce and the Supplier Relationship Management. Leading buying organizations, suppliers and their resellers count on Poet’s catalog platforms to efficiently buy and sell their products online. Offering a unique self-service software for suppliers, Poet is a leading provider of catalog management solutions for electronics marketplaces. Poet also develops and markets “FastObjects by Poet,” the award-winning object database designed for management of complex data in embedded systems and applications.

      Poet common stock is publicly traded on Frankfurt Stock Exchange under ISIN: US7304471094.

Puma Acquisition, Inc.

6539 Dumbarton Circle
Fremont, CA 94555, USA
(510) 789-1500

      Puma Acquisition, Inc. is a wholly-owned subsidiary of Versant. Versant formed Puma Acquisition, Inc. solely to effect the merger, and Puma Acquisition, Inc. has not conducted any business. Pursuant to the merger agreement, Poet will merge with and into Puma Acquisition, Inc., with Poet continuing as the surviving corporation of the merger and becoming a wholly owned subsidiary of Versant.

The Merger and the Merger Agreement (Pages 56 and 93 and Annex A)

      General. Versant and Poet have entered into a merger agreement, a copy of which, together with an amendment to the merger agreement, is attached to this joint proxy statement/prospectus as Annex A. We urge you to read the merger agreement carefully. Under the terms of this agreement, it is anticipated that Poet and Puma Acquisition, Inc. will merge, with Poet continuing as the surviving corporation of the merger and becoming a wholly owned subsidiary of Versant.

      Merger consideration. Upon consummation of the merger, Poet stockholders will receive 1.40 shares of Versant common stock, or the merger exchange ratio, for each outstanding share of Poet common stock they hold immediately before the merger becomes effective.

      Assumption and conversion of Poet stock options. If the merger is consummated, Versant will assume each option to purchase Poet common stock that is outstanding immediately before the merger becomes effective, and each such Poet option will, by virtue of the merger, be converted into an option to acquire shares of Versant common stock. The number of shares of Versant common stock subject to the assumed Poet options and the exercise price of the assumed Poet options, will each be adjusted to reflect the merger exchange ratio. All other terms of the assumed options will otherwise remain unchanged.

      Ownership of the combined company after the merger. Based on the capitalizations of Versant and Poet on September 27, 2003 (the date the merger agreement was signed), and assuming that each outstanding share of Versant Series A preferred stock is converted into three shares of Versant common stock at the increased conversion rate contemplated by the merger agreement, Poet’s stockholders will own outstanding shares of Versant common stock representing approximately 45% of the shares of Versant common stock that will be outstanding immediately after the merger, and the number of shares of Versant common stock issued to Poet stockholders in the merger plus the number of shares of Versant common stock issuable under Versant stock options issued in the merger will together represent approximately 42.7% of the shares of Versant, computed on a fully-diluted basis, immediately following the merger. Based on the same assumptions, Versant’s current stockholders will own approximately 55% of the outstanding shares of Versant’s common stock immediately after the merger, and the number of shares of Versant common stock owned by such Versant stockholders immediately after the merger plus the number of shares of Versant common stock issuable under Versant stock options and warrants that are outstanding immediately prior to the merger will together represent approximately 57.3% of the post-merger shares of Versant, computed on a fully-diluted basis.

Directors and Officers of Versant and Poet Following the Merger

      At the effective time of the merger:

•	Versant’s board of directors will be reduced from 8 to 5 members;

•	the directors of Versant will be Nick Ordon, Uday Bellary, William Henry Delevati, Jochen Witte and Herbert May, who shall serve as directors until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal;

•	Nick Ordon will be the Chairman of the board of directors of Versant; and

•	the officers of Versant shall remain the same, except that Jochen Witte, the President and Chief Executive Officer of Poet, will be appointed as Versant’s President of European Operations.

      Also, at the effective time of the merger:

•	the directors of Poet will be Nick Ordon, Uday Bellary, William Henry Delevati, Jochen Witte and Herbert May, and

•	the officers of Poet will remain the officers of Poet surviving the merger, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.

Recommendations of the Boards of Directors (Pages 52 and 55)

      Versant’s board of directors unanimously approved the merger with Poet and unanimously recommends that Versant stockholders vote “FOR” the proposal to approve the merger agreement and the merger and the issuance of shares of Versant common stock and options to purchase Versant common stock pursuant to the merger agreement. In addition, Versant’s board of directors unanimously recommends that Versant stockholders vote “FOR” approval of each of the proposed amendments to Versant’s articles of incorporation and “FOR” the grant of discretionary authority to adjourn the Versant special meeting.

      Poet’s board of directors approved the merger agreement and the merger with Versant and unanimously recommends that Poet stockholders vote “FOR” the proposal to approve the merger agreement and the merger and “FOR” the proposal to grant discretionary authority to adjourn the Poet special meeting.

Special Meetings of Versant and Poet Stockholders (Pages 48 and 53)

Versant Special Meeting

      You can vote at the Versant special meeting if you owned any shares of Versant common stock or Versant Series A preferred stock at the close of business on January 20, 2004, the record date for the Versant special meeting. On that date, there were 14,800,227 shares of Versant common stock and 1,313,743 shares of Versant Series A preferred stock outstanding and entitled to vote. You can cast one vote for each outstanding share of Versant common stock and one vote for each outstanding share of Versant Series A preferred stock that you owned on that date.

      The proposal to approve the merger agreement, the merger and the issuance of shares of Versant common stock and options to purchase Versant common stock pursuant to the merger agreement, which is sometimes referred to hereafter as the “merger proposal,” requires the affirmative approval of a majority of the total number of shares of Versant common stock and Series A preferred stock that were outstanding at the close of business on January 20, 2004, the record date for the Versant special meeting, voting together, including the affirmative approval of a majority of the total number of shares of Versant common stock that were outstanding at the close of business on such record date, voting as a separate class, and the affirmative approval of a majority of the shares of Versant Series A preferred stock that were outstanding at the close of business on such record date, voting as a separate class.

      Approval of each of the proposed amendments to Versant’s articles of incorporation requires the affirmative approval of a majority of all Versant’s outstanding shares of common stock and Series A preferred stock, voting together, and, in addition: (i) proposal 2(a), the proposed amendment to increase the authorized number of shares of Versant’s common stock, also requires the affirmative approval of a majority of the outstanding shares of Versant’s common stock, voting as a separate class; (ii) proposal 2(b), the proposed amendment to reduce the conversion price of Versant’s Series A preferred stock, also requires the affirmative approval of both a majority of the outstanding shares of Versant’s common stock, voting as a separate class, and the affirmative approval of a majority of the outstanding shares of Versant’s Series A preferred stock, voting as a separate class; (iii) proposal 2(c), the proposed amendment to automatically convert the shares of Versant’s Series A preferred stock into common stock, also requires the affirmative approval of a majority of the outstanding shares of Versant’s Series A preferred stock, voting as a separate class; and (iv) proposal 2(d), the proposed amendment to provide that the merger will not trigger the liquidation preference rights of

Versant’s Series A preferred stock, also requires the affirmative approval of a majority of all Versant’s outstanding shares of Series A preferred stock, voting as a separate class.

      Approval of the proposal to grant discretionary authority to adjourn the Versant special meeting requires the affirmative vote of a majority of the shares of Versant common stock and Series A preferred stock represented at the Versant special meeting that were outstanding at the close of business on the record date, voting together as a single class, so long as a quorum is present. As of the Versant record date, Versant’s executive officers, directors and entities affiliated with them owned, in the aggregate, approximately 9.51% of Versant’s outstanding common stock.

      As this joint proxy statement/prospectus explains, the merger agreement currently provides that it is a condition to both Versant’s and Poet’s obligations to consummate the merger that Versant’s stockholders have approved each of the proposed amendments to Versant’s articles of incorporation summarized above. Thus, if Versant’s stockholders approve the merger proposal but do not approve each of the proposals to amend Versant’s articles of incorporation, then the merger will not occur unless this condition is waived by both Versant and Poet. Likewise, if the proposals to amend Versant’s articles of incorporation are each approved by Versant’s stockholders but the merger proposal is not approved, then the proposed amendments of Versant’s articles of incorporation will not be put into effect.

      Consequently, if you are a Versant stockholder and wish to approve the merger proposal, please be sure to vote “FOR” each of proposal 1 regarding the merger proposal AND “FOR” each of proposals 2(a) through 2(f) regarding the proposed amendments to Versant’s articles of incorporation.

Poet Special Meeting

      You can vote at the Poet special meeting if you owned any shares of Poet common stock at the close of business on January 20, 2004, the record date for the Poet special meeting. On that date, there were 11,011,934 shares of Poet common stock outstanding and entitled to vote.

      Approval of the merger agreement and the merger, which is sometimes referred to hereafter as the “merger proposal,” requires the affirmative vote of a majority of the shares of Poet common stock outstanding on the Poet record date. Approval of the proposal to grant discretionary authority to adjourn the Poet special meeting requires the affirmative vote of a majority of the shares of Poet common stock represented at the Poet special meeting, so long as a quorum is present. As of the Poet record date, Poet’s executive officers, directors and entities affiliated with them owned, in the aggregate, approximately 8.73% of Poet’s outstanding common stock.

Voting Agreements (Page 110 and Annexes C and D)

      Nine of Versant’s stockholders and option holders, who are also directors and officers of Versant, holding approximately 9.3% of the outstanding shares of Versant common stock as of October 31, 2003, have entered into voting agreements with Poet agreeing to vote all the shares of Versant common stock they own in favor of the merger proposal, each of the proposed amendments to Versant’s articles of incorporation and the discretionary adjournment proposal and against any competing proposal or proposals in opposition of the merger. The form of the voting agreement is attached as Annex C. We urge you to read it carefully.

      Three of Poet’s stockholders, who are also directors, officers and/or founders of Poet, have entered into voting agreements with Versant. The voting agreements require these stockholders to vote all of the shares of Poet common stock they own in favor of the merger proposal and the discretionary adjournment proposal and against competing proposals or proposals in opposition to the merger. These stockholder owned approximately 8.8% of the outstanding shares of Poet common stock as of October 31, 2003. The form of voting agreement is attached as Annex D. We urge you to read it carefully.

Opinions of Financial Advisors (Pages 70 and 76 and Annexes E and F)

Opinion of Seven Hills Partners LLC

      Seven Hills Partners LLC has given a written opinion, dated September 27, 2003, to the Versant board of directors as to the fairness on that date, from a financial point of view, of the exchange ratio to Versant. The full text of this opinion is attached to this joint proxy statement/prospectus as Annex E. You should read the opinion carefully in its entirety to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Seven Hills Partners in providing its opinion. The opinion of Seven Hills Partners is directed to the Versant board of directors and does not constitute a recommendation as to how any Versant stockholder should vote with respect to any matter relating to the merger.

Opinion of equinet Corporate Finance AG

      equinet Corporate Finance AG has given a written opinion, dated September 27, 2003, to the Poet board of directors as to the fairness on that date, from a financial point of view, of the consideration to be received by the holders of Poet common stock in the merger. The full text of this opinion is attached to this joint proxy statement/prospectus as Annex F. You should read the opinion carefully in its entirety to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by equinet Corporate Finance in providing its opinion. The opinion of equinet Corporate Finance is directed to Poet’s board of directors and does not constitute a recommendation as to how any Poet stockholder should vote with respect to any matter relating to the merger.

Directors and Executive Officers of Versant

      In considering the recommendation of the Versant board of directors that Versant stockholders vote in favor of the merger, the merger agreement, the issuance of Versant common stock and options to purchase Versant common stock pursuant to the merger agreement, the proposals to amend Versant’s articles of incorporation and the proposal to grant discretionary authority to adjourn the Versant special meeting, Versant stockholders should be aware that some Versant directors and executive officers may have interests in the merger that may be different from, or in addition to, their interests as stockholders of Versant. These include interests and potential claims arising under:

•	the retention of three Versant directors, Nick Ordon, Versant’s Chief Executive Officer, Uday Bellary and William Henry Delevati, to serve on the board of directors of Versant after the completion of the merger; and

•	the retention of the officers of Versant to serve as officers of the combined company.

The Versant board of directors was aware of these interests during its deliberations of the merits of the merger and in determining to recommend to Versant stockholders that they vote for the proposal to approve the merger, the merger agreement, the issuance of shares of Versant common stock and options to purchase Versant common stock pursuant to the merger agreement, the proposals to amend Versant’s articles of incorporation and the proposal to grant discretionary authority to adjourn the Versant special meeting.

Directors and Executive Officers of Poet

      In considering the recommendation of the Poet board of directors that Poet stockholders vote in favor of approval and adoption of the merger agreement and the merger and the proposal to grant discretionary authority to adjourn the Poet special meeting, Poet stockholders should be aware that some Poet directors and executive officers may have interests in the merger that may be different from, or in addition to, their interests as stockholders of Poet. These include interests arising under:

•	the retention of two Poet directors, Jochen Witte and Herbert May, to serve on the board of directors of Versant after completion of the merger;

•	an employment agreement that a German affiliate of Versant will enter into with Jochen Witte to be effective following completion of the merger;

•	Poet’s directors’ and officers’ insurance coverage and indemnification arrangements;

•	the acceleration of the vesting of options of one of Poet’s directors, Gert Koehler, who will not serve on the board of directors of Versant after the merger;

•	the acceleration of the vesting of options of Robert Helgerth and Ludwig Lutter, officers of Poet, who will not serve in equivalent positions with Versant after the consummation of the merger;

•	directors of Poet who serve as directors of Versant after the consummation of the merger will be entitled to cash compensation for their services as directors of Versant at the rate of $25,000 per annum if any such director is an “Outside Director;” and

•	Versant’s assumption of Poet options held by Poet’s officers and directors in the merger.

      The Poet board of directors was aware of these interests during its deliberations of the merits of the merger and in determining to recommend to Poet’s stockholders that they vote for the merger proposal and the discretionary adjournment proposal.

Conditions to Closing the Merger (Page 102)

      Versant and Poet will complete the merger only if the conditions specified in the merger agreement are either satisfied or waived. Those conditions include the following:

•	the merger agreement and the merger must be approved by the stockholders of Poet in compliance with applicable law, Poet’s certificate of incorporation and bylaws and the rules of the Frankfurt Stock Exchange;

•	the merger agreement and the merger, the issuance of the shares of Versant common stock, and the options to purchase Versant common stock to be issued in the merger, and each of the proposed amendments to Versant’s articles of incorporation, must each be duly approved by Versant’s stockholders in compliance with applicable law, Versant’s articles of incorporation and bylaws and the rules of The Nasdaq Stock Market;

•	no governmental entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, decree, injunction or order that has the effect of making the merger illegal or otherwise prohibiting consummation of the merger;

•	all required filings with governmental entities shall have been made and all required governmental consents and approvals shall have been obtained, subject to various qualifications;

•	no suit or other proceeding asserted by any governmental entity challenging or seeking to restrain or prohibit the merger or related transactions, or seeking to cause Versant or Poet to sell or otherwise divest themselves of any material assets, business or business interests shall be pending or overtly threatened;

•	Versant’s registration statement filed with the Securities and Exchange Commission, or the “SEC,” to register the issuance of its shares of common stock in the merger, of which this joint proxy statement/prospectus is a part, must be effective, no stop order suspending its effectiveness may be in effect and no proceedings for suspending its effectiveness shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the SEC;

•	the amendments to Versant’s articles of incorporation described in this joint proxy statement/ prospectus, which Versant’s stockholders are being asked to approve at Versant’s special meeting of stockholders, must have been duly approved by Versant’s board of directors and stockholders and become effective as of the effective time of the merger;

•	the outstanding shares of Versant’s Series A preferred stock shall be converted, by no later than immediately after the merger, into an aggregate total of not more than 3,941,230 shares of Versant common stock;

•	the representations and warranties of each party in the merger agreement must be true and correct, subject to materiality and other qualifications;

•	the parties must have complied in all material respects with their respective obligations and covenants in the merger agreement, subject to various qualifications;

•	Mr. Jochen Witte shall have entered into an employment offer letter with a German affiliate of Versant;

•	no material adverse effect with respect to either Versant or Poet shall have occurred and be continuing since the date of the merger agreement;

•	each of Versant and Poet shall have received an opinion from its tax counsel to the effect that the merger will constitute a tax-free reorganization within the meaning of section 368(a) of the U.S. Internal Revenue Code; and

•	immediately prior to the effective time of the merger, Versant’s common stock shall be listed on either The Nasdaq SmallCap Market or The Nasdaq National Market, Versant will then be in compliance in all material respects with all applicable rules of The Nasdaq Stock Market for Versant to maintain its Nasdaq listing, and the shares of Versant common stock to be issuable to the stockholders of Poet in exchange for their Poet common stock shall have been authorized for listing on The Nasdaq SmallCap Market or The Nasdaq National Market.

Termination of the Merger Agreement (Page 105)

      Termination by Mutual Consent. The merger agreement can be terminated by the mutual written consent of Versant and Poet.

      Termination by Either Party. Under some circumstances specified in the merger agreement, either Versant or Poet may terminate the merger agreement at any time prior to the completion of the merger. These circumstances include:

•	if the merger is not completed by March 31, 2004; except that the right to terminate the merger agreement under this provision is not available to any party who has breached in any material respect its obligations under the merger agreement in a manner that has been a principal cause of, or resulted in, the failure of the merger to occur by March 31, 2004;

•	if the required approvals of the stockholders of Versant or Poet are not obtained, other than as a result of an action or failure to act by the terminating party that constitutes a material breach of the merger agreement;

•	a governmental authority has issued a law, order, decree or ruling or other action which has the effect of permanently enjoining, restraining or prohibiting the merger and has become final and non-appealable;

•	upon a breach of any representation, warranty, covenant or agreement in the merger agreement on the part of the other party or if any representation or warranty of the other party has become untrue, in either case so that the condition to completion of the merger regarding the other party’s representation and warranties or covenants would not be met;

•	if, under certain circumstances, the other party’s board of directors withdraws its approval of the merger agreement or the merger or withdraws its recommendation to its stockholders that they approve the merger or the merger agreement (or, in the case of Versant’s board of directors, withdraws its approval or recommendation of any of the proposed amendments to Versant’s articles of incorporation);

•	if the other party takes certain actions with respect to an “Acquisition Proposal” or a “Superior Offer;” or

•	if it receives a “Superior Offer” to be acquired and its board of directors determines in good faith that it is required to accept such Superior Offer to comply with its board’s fiduciary duties.

      Termination by Poet. In addition to the above grounds for termination, Poet is entitled to terminate the merger agreement if Versant has consummated, or entered into a binding written agreement obligating Versant to consummate, certain financing transactions that Poet has not previously consented to in writing.

Termination Fee and Expenses (Page 107)

      Versant and Poet have each agreed to pay to the other a termination fee equal to $500,000 if the merger agreement is terminated because the required approvals of its own stockholders are not obtained and the required approvals of the other party’s stockholders with respect to the merger and the other related proposals are obtained.

      In addition, Versant and Poet have each agreed to pay to the other a termination fee equal to $1.0 million:

•	if, at any time during the time period beginning on the date of the merger agreement and ending five months after the termination of the merger agreement (a) the merger agreement is terminated due to (i) its material breach of its representations, warranties or covenants under the merger agreement that would cause certain conditions to closing of the merger to fail, (ii) the failure of its stockholders to approve the merger or related proposals or (iii) its board of directors withdrawing or adversely modifying its approval or recommendation of the merger or approving or recommending a competing acquisition proposal or certain similar actions and (b) either (i) it enters into a written agreement providing for its acquisition by another company or (ii) it or such other company publicly announce their intention or agreement to enter into an agreement for its acquisition;

•	it takes certain actions constituting a change of recommendation regarding the merger or related proposals and, as a result of that action, the other party terminates the merger agreement under certain conditions; or

•	it terminates the merger agreement because it has received a Superior Offer.

No Other Negotiations (Page 98)

      Until the merger is completed or the merger agreement is terminated, Versant and Poet have each agreed not to take any action with regard to an acquisition proposal unless that party receives an unsolicited acquisition proposal prior to its stockholders’ meeting and its board of directors concludes in good faith that such acquisition proposal may constitute a “Superior Offer.” If a party receives an acquisition proposal which its board concludes is a “Superior Offer,” then that party may, subject to the conditions specified on page 99, furnish non-public information regarding itself and may enter into discussions with the person who made the acquisition proposal.

      Both Versant and Poet have agreed to inform the other party promptly as to any acquisition proposal, or request for non-public information, or any inquiry that it reasonably believes would lead to an acquisition proposal with respect to it. Each party has agreed to inform the other party of the status and details of any acquisition proposal, request or inquiry and the identity of the third party making such acquisition proposal, request or inquiry.

Material U.S. Federal Income Tax and German Tax Consequences (Pages 84 and 87)

      U.S. Law. The merger generally is intended to qualify as a tax-free reorganization under U.S. federal law and it is a condition to the merger that Poet and Versant receive legal opinions from their respective counsel to the effect that the merger will constitute a reorganization within the meaning of 368(a) of the U.S. Internal Revenue Code. As a result, Poet stockholders who are U.S. citizens and realize loss as a result of the merger will not be allowed to recognize such loss for U.S. federal income tax purposes, and Poet stockholders who are U.S. citizens and recognize gain as a result of the merger will not be required to recognize such gain for U.S. federal income tax purposes except to the extent of any cash received in lieu of any fractional shares of Versant common stock.

      German Law. Under German law, the gain realized by Poet stockholders who are German tax residents on the exchange of Poet common stock for Versant common stock in the merger will be taxable if (i) the German resident purchased the Poet shares within 1 year before the merger, or (ii) the individual held at least 1% of all Poet shares outstanding at any time during the last five years before the merger. In either case, 50% of the difference between the fair market value of the Poet shares at the time of purchase and the fair market value at the time of the merger is subject to taxation at the German personal income tax rate for the respective individual. Any loss realized by Poet stockholders who are German tax residents and purchased the Poet shares within 1 year before the merger can set off 50% of such loss against other income from capital gains in the respective year or be carried forward. If the German resident held at least 1% of all Poet shares outstanding at any time during the last five years before the merger and realizes loss as a result of the merger, then he or she can set off the entire loss against other income, subject to certain limitations.

Accounting Treatment of the Merger (Page 89)

      Versant will account for the merger with Poet under the purchase method using U.S. generally accepted accounting principles.

Appraisal Rights (Pages 89 and 90 and Annexes G and H)

      Under Section 262 of Delaware General Corporation Law, Poet stockholders are entitled to appraisal rights with respect to the merger. Any Poet stockholder who does not wish to accept the consideration provided in the merger agreement and who does not vote in favor of the merger has the right to demand appraisal of, and to be paid the fair market value for, his or her shares of Poet common stock. See “The Merger — Appraisal Rights of Dissenting Poet Stockholders” for a description of how Poet stockholders may perfect appraisal rights. In addition, a copy of Section 262 of the Delaware General Corporation Law is attached to this joint proxy statement/prospectus as Annex G.

      Under Chapter 13 of the California General Corporation Law, Versant’s stockholders are entitled to appraisal rights with respect to the merger. Any Versant stockholder who does not vote in favor of the merger proposal has the right to demand appraisal of, and to be paid the fair market value for, his or her shares of Versant common stock. See “The Merger — Appraisal Rights of Dissenting Versant Stockholders” for a description of how Versant stockholders may perfect appraisal rights. In addition, a copy of Chapter 13 of the General Corporation Law of California is attached to this joint proxy statement/prospectus as Annex H.

Listing of Versant Common Stock and Deregistration of Poet Common Stock (Pages 91 and 92)

      Versant’s common stock is currently traded on The Nasdaq SmallCap Market under the symbol “VSNT.” The Versant common stock to be issued in the merger will be listed for trading on The Nasdaq SmallCap Market. Versant does not intend to apply for the listing of its common stock on the Frankfurt Stock Exchange.

      If the merger is consummated, Poet will use its best efforts to cause its shares of common stock to be de-listed and de-quoted from the Frankfurt Stock Exchange and de-registered under the Securities Exchange Act of 1934, or the “Exchange Act,” as soon as practicable following the effective time of the merger.

Restrictions on Resales of Versant Common Stock; Section 16 (Page 92)

      All shares of Versant common stock to be received by Poet stockholders in connection with the merger will be freely transferable unless the holder is an affiliate of either Poet or Versant under the Securities Act, in which case the restrictions of Rule 145 under the Securities Act will apply. In addition, a Poet affiliate who becomes an officer, director or the beneficial owner of 10% or more of Versant’s common stock will be subject to the reporting and “short-swing profits” provisions of Section 16 of the Exchange Act.

VERSANT

SELECTED SUPPLEMENTARY CONSOLIDATED FINANCIAL DATA

      The selected consolidated balance sheet data of Versant as of October 31, 2003 and 2002, and the selected consolidated statement of operations data of Versant for the years ended October 31, 2003 and 2002 and the ten months ended October 31, 2001 have been derived from Versant’s audited financial statements appearing in this joint proxy statement/prospectus. The selected consolidated balance sheet data as of October 31, 2001 and as of December 31, 2000 and 1999, and the selected consolidated statement of operations data for the years ended December 31, 2000 and 1999, are derived from Versant’s audited financial statements not included in this joint proxy statement/prospectus. When you read this selected consolidated financial data, it is important that you also read the consolidated financial statements and related notes included in this joint proxy statement/prospectus, as well as the section of this joint proxy statement/prospectus entitled “Versant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Historical results are not necessarily indicative of future results.

			Ten Months
	Year Ended	Year Ended	Ended	Year Ended	Year Ended
	October 31,	October 31,	October 31,	December 31,	December 31,
	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue:
License	$9,082	$10,106	$7,362	$18,859	$17,074
Services	12,977	9,850	16,547	9,586	8,794

Total revenue	22,059	19,956	23,909	28,445	25,868

Cost of revenue:
License	843	902	634	817	745
Services	7,323	5,332	11,737	5,499	4,180
Amortization of intangibles	91	—	—	—	—

Total cost of revenue	8,257	6,234	12,371	6,316	4,925

Gross profit	13,802	13,722	11,538	22,129	20,943

Operating expenses:
Marketing and sales	7,698	7,854	8,482	10,304	9,883
Research and development	4,340	5,835	5,464	5,866	7,011
General and administrative	3,267	3,440	2,963	3,305	3,658
Stock based compensation	1,209	—	22	—	—
Amortization of goodwill	—	202	396	502	463
Write down of goodwill	—	—	555	—	—
Restructuring costs	—	—	668	—	—
Write-off of acquired in-process R&D cost	—	—	—	—	—
Non-cash compensation expense	—	—	—	—	337

Total operating expenses	16,514	17,331	18,550	19,977	21,352
Income (loss) from operations	(2,712)	(3,609)	(7,012)	2,152	(409)

Other income (expense):
Foreign currency transaction gain (loss)	343	(49)	(118)	(239)	2
Interest expense	(2)	(2)	(22)	(127)	(1,294)
Interest and other income (expense), net	56	338	87	144	19

Total other income (expense), net	397	287	(53)	(222)	(1,273)

Income (loss) before taxes	(2,315)	(3,322)	(7,065)	1,930	(1,682)
Provision for income taxes	74	68	93	74	54

Net income (loss)	(2,389)	$(3,390)	$(7,158)	$1,856	$(1,736)

			Ten Months
	Year Ended	Year Ended	Ended	Year Ended	Year Ended
	October 31,	October 31,	October 31,	December 31,	December 31,
	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Net loss per share:
Basic	(0.17)	$(0.28)	$(0.59)	$0.16	$(0.17)

Diluted	(0.17)	$(0.28)	$(0.59)	$0.12	$(0.17)

Weighted average shares used in per share calculations
Basic	13,682	12,267	12,041	11,369	10,178

Diluted	13,682	12,267	12,041	15,333	10,178

	October 31,			December 31,

	2003	2002	2001	2000	1999

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,311	$4,427	$4,101	$4,280	$3,663
Working capital	602	2,326	3,664	7,863	1,584
Total assets	11,069	11,921	15,370	22,502	19,241
Long-term liabilities, net of current portion	392	901	634	211	543
Total stockholders’ equity	3,322	$3,576	$6,565	$13,221	$8,588

POET

SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated financial data set forth below should be read in conjunction with “Poet’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements of Poet and its subsidiaries included elsewhere in this joint proxy statement/prospectus. The consolidated statement of operations data for the nine months ended September 30, 2002 and 2003 and the consolidated balance sheet data as of September 30, 2003, are derived from unaudited consolidated financial statements. In the opinion of Poet’s management, such unaudited financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information when read in conjunction with the consolidated financial statements and the notes thereto. The historical results are not necessarily indicative of results to be expected for any future period.

	Nine Months	Nine Months	Year Ended December 31,
	Ended Sept. 30,	Ended Sept. 30,
	2003	2002	2002	2001	2000	1999	1998

	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenues	$5,527	$5,834	$7,480	$9,811	$12,227	$10,614	$8,917
Cost of revenues	1,706	2,443	3,090	2,755	2,822	2,376	2,546

Gross profit	3,821	3,391	4,390	7,056	9,405	8,238	6,371
Operating expenses:
Selling and marketing	3,210	6,211	7,275	12,808	13,092	7,591	5,922
Research and development	2,559	3,109	3,935	3,901	4,448	3,221	2,612
General and administrative	1,400	1,964	2,390	3,272	3,631	1,825	1,428
Restructuring costs	—	1,773	1,832	—	—	—	—
Amortization of deferred stock compensation	—	65	72	227	444	626	47

Total operating expenses	7,169	13,122	15,504	20,208	21,615	13,263	10,009

Operating loss	(3,348)	(9,731)	(11,114)	(13,152)	(12,210)	(5,025)	(3,638)
Other, net	1,021	272	535	1,091	2,375	(539)	(352)

Net loss	$(2,327)	$(9,459)	$(10,579)	$(12,061)	$(9,835)	$(5,564)	$(3,990)

Basic and diluted net loss per share	$(0.21)	$(0.87)	$(0.97)	$(1.11)	$(0.92)	$(2.64)	$(2.65)
Weighted average shares used in per share calculations basic and diluted	10.921	10.884	10.886	10.829	10.653	2.109	1.507

		December 31,
	September 30,
	2003	2002	2001	2000	1999	1998

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$9,183	$12,036	$21,804	$29,168	$44,350	$4,776
Working capital	8,980	11,026	21,154	28,927	42,585	2,809
Total assets	12,534	15,212	25,638	38,907	47,600	7,533
Long-term portion of debt and capital lease obligations	39	—	—	95	326	2,906
Redeemable convertible preferred stock	—	—	—	—	—	15,996
Total stockholders’ equity	$10,281	$12,401	$22,545	$34,382	$43,064	$(15,302)

SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL INFORMATION

      The following selected unaudited pro forma condensed combined consolidated financial information describes the pro forma effect of Versant’s proposed merger with Poet on:

•	Versant’s statements of operations for the year ended October 31, 2003; and

•	Versant’s balance sheet as of October 31, 2003.

      Versant has prepared the selected unaudited pro forma condensed combined consolidated financial information using the purchase method of accounting for the Poet transaction. Because the selected unaudited pro forma condensed combined consolidated financial information is based upon Poet’s financial condition and operating results during periods when Poet was not under the control, influence, or management of Versant, the information presented may not be indicative of the results that would have actually occurred had the merger been completed as of November 1, 2002 or October 31, 2003, as appropriate, nor is it indicative of future financial or operating results of the combined entity. Versant expects to incur reorganization and integration expenses and increased operating efficiencies as a result of the merger. The selected unaudited pro forma condensed combined consolidated financial information does not give effect to any synergies that may occur due to the integration of Poet with Versant.

      During 2002, Versant adopted EITF Issue 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred.” Accordingly, in Versant’s historical statement of operations reimbursable expenses are included in revenues and operating expenses.

      The selected unaudited pro forma condensed combined consolidated financial information should be read together with the historical financial statements of Versant and Poet, and the related notes, contained in this joint proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Consolidated

Statement of Operations

Year Ended October 31, 2003

			Pro Forma
	Versant	Poet	Combined

	Year Ended	Twelve Months Ended	Year Ended
	October 31, 2003	September 30, 2003	October 31, 2003

	(In thousands, except per share data)
Revenues	$22,059	$7,173	$29,232
Cost of revenue	8,257	2,353	10,610
Total operating expenses	16,514	9,551	26,065
Net loss from continuing operations	(2,389)	(3,447)	(5,836)
Basic and diluted net loss per share from continuing operations	$(0.17)	$(0.32)	$(0.18)
Shares used in computing basic and diluted net loss per share	13,682	10,914	33,040

Selected Unaudited Pro Forma Condensed Combined Consolidated

Balance Sheet

October 31, 2003

				Pro Forma
	Versant	Poet		Combined

	October 31,	Sept. 30,	Pro Forma	October 31,
	2003	2003	Adjustments	2003

	(In thousands)
Cash and cash equivalents	$3,311	$9,183	$(1,555)	$10,939
Working capital	602	8,980	(1,555)	8,027
Total assets	11,069	12,534	17,983	41,586
Long-term liabilities, net of current portion	392	39	—	431
Total stockholders’ equity	3,322	$10,281	$17,983	$31,586

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Price Data

      Versant’s common stock has been quoted on The Nasdaq Stock Market under the symbol “VSNT” since its initial public offering in July 1996 and is currently listed on The Nasdaq SmallCap Market. Poet’s common stock was quoted in EUROs on the “Neur Markt” of the Frankfurt Stock Exchange under the symbol “POXA” from its initial public offering in November 1999 until December 31, 2002. Since January 1, 2003, after the discontinuation of the Neur Markt, Poet’s stock has been quoted on the “Prime Standard” segment of the Frankfurt Stock Exchange under ISIN US7304451094. The table below sets forth the high and low sales prices of Versant common stock and Poet common stock for the periods indicated. The prices indicated below have been appropriately adjusted to give retroactive effect to all stock splits that have occurred through the date of this joint proxy statement/prospectus.

Versant Common Stock	High	Low

Fiscal Year Ending October 31, 2004
First Quarter (through January 20, 2004)	$2.43	$1.35

Fiscal Year Ended October 31, 2003
First Quarter	$1.29	$0.41
Second Quarter	1.10	0.62
Third Quarter	0.96	0.48
Fourth Quarter	2.68	0.52

Fiscal Year Ended October 31, 2002
First Quarter	$4.74	$2.35
Second Quarter	2.59	1.20
Third Quarter	1.45	0.45
Fourth Quarter	0.72	0.28

Poet Common Stock	High	Low

	(Stock Prices
	in EUROs)
Fiscal Year Ending December 31, 2004
First Quarter (through January 20, 2004)	€2.10	€1.54

Fiscal Year Ended December 31, 2003
First Quarter	€0.96	€0.53
Second Quarter	1.06	0.55
Third Quarter	1.67	1.13
Fourth Quarter	2.04	1.53

Fiscal Year Ended December 31, 2002
First Quarter	€2.10	€1.15
Second Quarter	1.30	0.80
Third Quarter	0.92	0.42
Fourth Quarter	0.87	0.49

      The above tables show only historical comparisons. These comparisons may not provide meaningful information to Poet stockholders in determining whether to approve the merger proposal or to Versant stockholders in determining whether to approve the merger proposal or the related proposals to amend Versant’s articles of incorporation. Versant and Poet stockholders are urged to obtain current market quotations for Versant and Poet common stock and to review carefully the other information contained in this joint proxy statement/prospectus in considering whether to approve and adopt such proposals. See “Where You Can Find More Information” beginning on page 196.

Recent Share Prices

      The following table provides the closing prices per share of Versant common stock as reported on The Nasdaq SmallCap Market and of Poet common stock as reported on the Frankfurt Stock Exchange, each on September 26, 2003, the last full trading day preceding public announcement that Poet and Versant had entered into the merger agreement, and January 16, 2004, the last full trading day for which closing prices were available at the time of the printing of this joint proxy statement/prospectus. The following table also sets forth the equivalent price per share of Poet common stock on those dates shown in United States dollars, after converting the applicable closing price per share of Poet’s stock from EUROs to U.S. Dollars at the currency exchange ratio of $1.00 for €0.870 that was in effect on September 26, 2003. The equivalent price per share is equal to the product obtained by multiplying 1.40 and the closing sale price for a share of Versant common stock as reported on The Nasdaq SmallCap Market on September 26, 2003.

	Poet	Versant	Equivalent Price
	Common Stock(1)	Common Stock	Per Share(1)

September 26, 2003	$1.75	$1.66	$2.32
January 16, 2004	$1.91	$1.89	$2.65

(1)	As adjusted to reflect a currency exchange rate of $1.00 for €0.870 in effect on September 26, 2003.

      Poet and Versant believe that Poet common stock presently trades on the basis of the value of Versant common stock expected to be issued in exchange for the Poet common stock in the merger, discounted primarily for the uncertainties associated with the merger. Apart from the publicly disclosed information concerning Versant, which you may obtain by following the instructions set forth in “Where You Can Find More Information” on page 196, Versant cannot state with certainty what factors account for changes in the market price of Versant’s common stock.

      Poet stockholders are advised to obtain current market price information for Versant common stock and Poet common stock. No assurance can be given as to the market prices of Versant common stock or Poet common stock at any time before the consummation of the merger or as to the market price of Versant common stock at any time after the merger. Because the exchange ratio for the merger is fixed, the exchange ratio will not be adjusted to compensate Poet stockholders for decreases in the market price of Versant common stock which could occur before or after the merger becomes effective or to compensate Versant stockholders for increases in the market price of Versant common stock which could occur before or after the merger becomes effective. In the event the market price of Versant common stock decreases or increases prior to the consummation of the merger, the value of Versant common stock to be received in the merger in exchange for Poet common stock would correspondingly decrease or increase. In addition, Poet’s common stock is quoted in EUROs and the corresponding value in U.S. dollars changes with fluctuations in the U.S. dollar-to-EURO currency exchange rate, which can occur daily.

Dividend Information

      Neither Versant nor Poet has ever paid any cash dividends on their shares of capital stock. Under the merger agreement, neither Versant nor Poet is permitted to pay dividends pending the completion of the merger, without the written consent of the other party. If the merger is not consummated, the Poet board presently intends that it would continue its policy of retaining all earnings to finance the expansion of its business. The Versant board presently intends to retain all earnings for use in its business and has no present intention to pay cash dividends before or after the merger.

Number of Stockholders

      As of December 31, 2003, there were approximately 70 stockholders of record of Poet’s common stock. As of December 31, 2003, there were approximately 131 stockholders of record of Versant’s common stock.

RISK FACTORS

      You should carefully consider the risks described below relating to the merger and to ownership of Versant common stock and, in the case of Poet stockholders, Poet common stock, before deciding how to vote your shares. You should also consider the other information contained in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 196. If any of these risks actually occur, the business, financial condition or prospects of Versant may be seriously harmed. In such case, the market price of Versant common stock may decline, and you may lose all or part of your investment.

Risks Related to the Merger

      The merger involves risk for Versant and Poet stockholders. Poet stockholders will be choosing to invest in Versant common stock by voting in favor of the merger. In addition to other information included in this joint proxy statement/prospectus, including the matters addressed in “Statements Regarding Forward-Looking Information” on page 47, you should carefully consider the following risks before deciding whether to vote in favor of the merger proposal, in the case of Poet stockholders, or for the merger, the merger agreement, the issuance of shares of Versant common stock pursuant to the merger agreement and options to purchase Versant common stock and each of the proposed amendments to Versant’s articles of incorporation, in the case of Versant stockholders. Additional risks and uncertainties not presently known to Versant or Poet or that are not currently believed to be important to you also may adversely affect the merger and the combined company following the merger.

      Poet stockholders will receive a fixed amount of consideration for each share of Poet common stock; therefore, if the market price of Versant’s common stock declines, Poet stockholders will receive less in value for their Poet common stock in the merger. Upon the closing of the merger, each outstanding share of Poet common stock will be converted into 1.40 shares of Versant common stock. The market value of Versant’s shares fluctuates based upon general market and economic conditions, Versant’s business and prospects, the market’s perception of Versant and other factors, as discussed in this joint proxy statement/prospectus. Because the consideration to be received by Poet stockholders in the merger depends on the value of Versant’s common stock at the closing, the exact value of the consideration that Poet stockholders will receive in the merger cannot now be determined and will fluctuate until the merger is completed.

      There will be no adjustment to the exchange ratio for the merger (except for reclassifications to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization or other like change with respect to Versant’s common stock or Poet’s common stock), and the parties do not have the right to terminate the merger agreement based upon changes in the market price of either Versant common stock or Poet common stock. Accordingly, if Versant’s stock price decreases, Poet’s stockholders will receive less in value for their shares of Poet common stock in the merger.

      Although Versant and Poet expect that the merger will result in benefits to the combined company, the combined company may not realize those benefits because of integration difficulties and other challenges. Any failure of the combined company to meet the challenges involved in successfully integrating the operations of Versant and Poet or to realize any of the anticipated benefits or synergies of the merger could seriously harm the results of the combined company. Realizing the benefits of the merger will depend in part on the ability of the combined company to overcome significant challenges, such as timely, efficient and successful execution of post-merger strategies, including:

•	combining the operations of two companies;

•	making successful strategic decisions with respect to each company’s product lines;

•	integrating and managing the operations of the combined company in multiple locations;

•	retaining and assimilating the key personnel of each company;

•	integrating the technology and products of the two companies;

•	retaining existing customers and strategic partners of both companies and attracting new customers and strategic partners; and

•	successfully exploiting potential synergies of the two companies.

      The risks related to the execution of these post-merger strategies include:

•	potential disruption of the combined company’s ongoing business and distraction of its management resulting from the efforts to combine and integrate Versant’s and Poet’s operations;

•	difficulty in successfully coordinating the management of the combined company, including difficulties arising from the fact that the combined company’s management team will be dispersed between offices in Fremont, California and Hamburg, Germany;

•	difficulties inherent in creating successful strategies for coordinating sales and marketing plans for the combined company’s products and services;

•	changes in strategic directions that may adversely affect near-term and long-term revenues;

•	the risk that synergies anticipated for the combined company’s products will not be achieved or may not be realized within the time frame currently anticipated;

•	the possibility that efforts to achieve operating expense reductions may be unsuccessful or give rise to unexpected liabilities;

•	potential need to demonstrate to customers that the merger will not result in adverse changes in customer service standards or business;

•	impairment of relationships with employees, suppliers and customers as a result of the integration of new management personnel; and

•	failure to retain key employees, including members of the management team, of the combined company.

      Some of the directors and executive officers of Versant and Poet have interests and arrangements that could have affected their decisions to support or approve the transaction. The directors and executive officers of Poet will receive continuing indemnification against liabilities and some of the directors and executive officers of Poet have Poet restricted stock and stock options that potentially provide them with interests in the merger, such as accelerated vesting upon completion of the merger in certain cases, that are different from, or are in addition to, your interests in the merger. In addition, Jochen Witte will enter into a three-year employment agreement with a German affiliate of Versant, which becomes effective upon the completion of the merger. Under the agreement, Mr. Witte is entitled to receive compensation and benefits as described under “The Merger — Interests of Certain Persons in the Merger” on page 82 of this joint proxy statement/prospectus. Herbert May, a director of Poet, will become a member of Versant’s board of directors upon consummation of the merger, and will receive certain director fees from Versant as described under “The Merger — Interests of Certain Persons in the Merger” on page 82 of the joint proxy statement/prospectus.

      After the consummation of the merger, certain actions of the Versant board will have to be approved by at least 80% of Versant’s directors then in office. Upon consummation of the merger, Versant’s articles of incorporation will be amended to provide that, for a period of 12 months immediately after the effective time of the merger, certain actions, including any proposed acquisition of Versant, any sale of any product line, any material change in operation of Versant’s business or any change in the authorized number of Versant’s directors, will require the approval of at least 80% of the members of Versant’s board of directors then in office. Since Versant’s board will be comprised of three Versant representatives and two Poet representatives, approval of these transactions will require the vote of at least one representative from each of Versant and Poet. The board members may have different views on which transactions are beneficial to Versant and its stockholders. Failure to obtain this required approval may cause Versant to lose opportunities that could be favorable to it and its stockholders.

      The stock prices and businesses of Versant and Poet may be adversely affected if the merger is not completed. If the merger is not completed, the market prices of Versant common stock and Poet common stock may decline. In addition, Versant’s and Poet’s businesses and operations may be harmed to the extent that customers, suppliers and others believe that the companies cannot effectively compete in the marketplace without the merger, or there is customer or employee uncertainty surrounding the future direction of the product and service offerings and strategy of Versant or Poet on a standalone basis. Completion of the merger is subject to several closing conditions, including obtaining requisite stockholder approvals, and Versant and Poet may be unable to obtain such approvals on a timely basis or at all. If the transaction is not completed, Versant would not derive the strategic benefits expected to result from the transaction. Moreover, under specified circumstances described in this joint proxy statement/prospectus, Versant or Poet may become obligated to pay the other a termination fee of up to $1.0 million in connection with the termination of the merger agreement.

      The costs of completing the merger are substantial and will affect the combined company’s results of operations. Poet and Versant expect to incur significant transaction costs in connection with the merger. These costs are primarily associated with combining the businesses of the two companies and the fees of financial advisors, attorneys, consultants and accountants. Unanticipated events could increase the costs of combining the two companies. If the benefits of the merger do not exceed the associated costs, including transaction and severance costs, costs associated with integrating the two companies and dilution of Poet’s and Versant’s stockholders resulting from the issuance of shares in connection with the merger, the combined company’s financial results, including earnings per share, could be materially harmed.

      The cash reserves of Poet and Versant might be depleted if stockholders exercise their dissenters’ rights. Both Poet and Versant stockholders are entitled to dissenters’ rights of appraisal under Delaware and California law, respectively. Any stockholder who does not vote in favor of the merger and exercises and perfects his or her dissenters’ rights will be paid the fair market value for his or her Poet or Versant shares, as applicable, in cash. As a result, if a significant number of stockholders choose to exercise their dissenters’ rights, the cash resources of Versant and Poet could be depleted, which could have a material adverse impact on the ability of the combined company to pursue its business objectives.

      Failure to complete the merger could negatively affect Versant’s and Poet’s ability to enter into alternative transactions. If the merger is terminated and Poet or Versant determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner at an attractive price. In addition, while the merger agreement is in effect, Versant and Poet are prohibited from directly or indirectly soliciting, initiating or encouraging or entering into a merger, consolidation, purchase of assets, tender offer or other business combination with any party except where its board of directors determines in good faith and after consultation with outside legal counsel and its financial advisor, that the alternative proposal is superior to the merger and that it must engage in discussions or negotiations regarding the transaction to comply with its fiduciary duties to its stockholders under applicable law. As a result of this prohibition, Poet and Versant will be precluded from discussing alternative takeover proposals during the term of the merger agreement, and may lose an opportunity for a transaction with another potential partner at a favorable price if the merger is not completed.

      Versant stockholders will be diluted by the merger. The issuance of shares of Versant common stock to Poet’s stockholders in the merger will substantially dilute the ownership position of the existing stockholders of Versant. While the number of shares held by Versant stockholders will be unaffected by the merger itself, assuming an exchange ratio of 1.40-for-one, and based on the capitalizations of Versant and Poet on September 27, 2003 (the date the merger agreement was signed), after consummation of the merger, former Poet securityholders will own approximately 45% of the outstanding shares of Versant common stock, or approximately 42.7% on a fully-diluted basis taking into account all then outstanding options and warrants for Versant stock, and existing Versant securityholders will own approximately 55% of the outstanding shares of Versant common stock, or approximately 57.3% on a fully-diluted basis. Additionally, the merger agreement contemplates that each share of Versant’s Series A preferred stock will be converted into 3 shares of Versant common stock, instead of 2 shares, which will result in the holders of Versant’s Series A preferred stock receiving 1,313,743 additional shares of Versant common stock upon conversion of their shares of Series A preferred stock. These additional 1,313,743 shares will represent approximately 3.8% of the issued and outstanding stock of Versant immediately after the merger, or approximately 3.1% on a fully-diluted basis.

      Versant is permitted to enter into permitted financings any time before or after the merger. Under the terms of the merger agreement, Versant is permitted to enter into financing transactions to raise or obtain funds through the issuance and sale of shares of its capital stock and/or other equity or debt securities. If Versant elects to enter into any such transaction, Poet’s sole recourse is to terminate the merger agreement, and the merger agreement does not adjust the exchange ratio to reflect any such financing transaction. If the proceeds from any such financing exceed $2,000,000 and Poet elects to terminate the merger agreement, Versant is obligated to reimburse Poet for its merger expenses. In addition, if Poet chooses not to terminate the merger agreement, any issuance of securities under such financing would dilute the percentage ownership of Versant held by Poet stockholders after the merger. Such dilution could also have an adverse impact on Versant’s earnings per share and reduce the price of Versant common stock.

      Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of Versant’s common stock following the merger. In accordance with United States generally accepted accounting principles, the combined company will account for the merger using the purchase method of accounting, which will result in charges to earnings that could have a material adverse effect on the market value of Versant common stock following the closing of the merger. Under the purchase method of accounting, the combined company will allocate the total estimated purchase price to Versant’s net tangible assets, amortizable intangible assets, intangible assets with indefinite lives and in-process research and development based on their fair values as of the date of the closing of the merger, and record the excess of the purchase price over those fair values as goodwill. The portion of the estimated purchase price allocated to purchased in-process technology will be expensed by the combined company in the quarter in which the merger is completed. Versant will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the merger. In addition, to the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, Versant may be required to incur material charges relating to the impairment of those assets. These depreciation, amortization, purchased in-process technology and potential impairment charges could have a material impact on Versant’s results of operations.

      In order to be successful, the combined company must retain and motivate key employees, which will be more difficult in light of uncertainty regarding the merger, and failure to do so could seriously harm the combined company. In order to be successful, the combined company must retain and motivate executives and other key employees, including those in managerial, sales and technical positions. Employees of Versant or Poet may experience uncertainty about their future role with the combined company until or after strategies with regard to the combined company are announced or executed. In addition, a portion of Versant’s and Poet’s employee stock options have exercise prices in excess of the current value of the merger consideration. These circumstances may adversely affect the combined company’s ability to attract and retain key management, sales and technical personnel. The combined company also must continue to motivate employees and keep them focused on the strategies and goals of the combined company, which may be particularly difficult due to the potential distractions of the merger. In addition, if the merger occurs the combined company will have a sizable German workforce subject to German law, which generally provides greater financial protection to terminated employees than does U.S. law. Consequently, failure of the combined company to retain employees after the merger may cause Versant to incur significant severance costs, which could adversely affect its operating results and financial condition.

      The merger could affect key third-party relationships. The present and potential relationships of Versant and Poet with customers and other third parties with whom they have relationships may be affected by the proposed merger. Any unfavorable change in relationships with their customers may adversely impact Versant. Poet markets its products to some of the same customers as does Versant and Poet’s customers may, in response to the announcement of the merger, delay or defer decisions concerning Poet. Poet could experience a decrease in expected revenue as a consequence of customers’ uncertainties associated with the merger. Any delay or deferral in those decisions by Poet’s customers could have an adverse effect on its business.

      Issuance of additional shares of Versant common stock may reduce the market price of Versant stock. At the closing of the merger, based on the number of shares of Poet common stock outstanding on the date the companies signed the merger agreement and assuming an exchange ratio of 1.40-for-one, Versant expects to issue approximately 15.3 million new shares of Versant common stock to current Poet stockholders (excluding approximately 2.10 million shares to be issued upon the exercise of any currently outstanding Poet stock options which will, as a result of the merger, become options to purchase Versant common stock). Additionally, in connection with the merger Versant intends to issue additional shares of its common stock upon the conversion of the outstanding shares of Versant Series A preferred stock. The issuance of this additional Versant common stock in the merger will reduce Versant’s earnings per share. This dilution could reduce the market price of Versant common stock unless and until the combined company achieves revenue growth or cost savings and other business economies sufficient to offset the effect of this issuance. There can be no assurance that Versant will achieve revenue growth, cost savings or other business economies or that a Poet stockholder will achieve greater returns as a Versant stockholder.

Risks Related to Versant’s Business

      If the merger is completed, holders of Poet common stock will become holders of Versant common stock. Versant’s business differs from Poet’s business, and Versant’s results of operations, as well as the price of Versant common stock, may be affected by factors different than those affecting Poet’s results of operations and the price of Poet common stock before the merger.

      Versant has limited working capital and may experience difficulty in obtaining needed funding, which may limit its ability to effectively pursue its business strategies. At October 31, 2003, Versant had $3.3 million in cash and cash equivalents and working capital of approximately $602,000 and Versant experienced declines in its cash and working capital in fiscal 2003. To date, Versant has not achieved profitability or positive cash flow on a sustained basis. Although Versant believes that its current cash, cash equivalents, line of credit, and any net cash provided by operations will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for the next twelve months, it is possible that events may occur that could render its current working capital reserves insufficient. Because Versant’s revenue is unpredictable and a significant portion of its expenses are fixed, a reduction in projected revenue or unanticipated requirements for cash outlays could deplete its limited financial resources. For example, Versant’s new real-time business initiative may increase its operating expenses, and if revenues from the real-time business don’t materialize when anticipated, Versant’s working capital could be adversely impacted. Impairment of Versant’s working capital would require it to make additional expense reductions and/or to raise funds through borrowing or debt or equity financing. If Versant requires additional external funding, there can be no assurance that it will be able to obtain it under its bank line of credit because borrowings under its credit line are limited to eligible accounts receivable. Likewise, there can be no assurance that any equity or debt funding will be available to Versant on favorable terms, if at all. If Versant cannot secure adequate financing sources on a timely basis, then it would be required to reduce its operating expenses, which would restrict its ability to pursue its business objectives.

      Versant is dependent on a limited number of products. Nearly all of Versant’s revenue to date has been derived from two products, primarily Versant’s Versant Developer Suite or “VDS”, an object database management system, and, to a much lesser degree, Versant enJin, a product that accelerates e-commerce transactions. Consequently, if Versant’s ability to generate revenue from either of these products, particularly VDS, were negatively impacted, its business, cash flows and results of operations would be materially adversely affected. Many factors could negatively impact Versant’s ability to generate revenue from VDS and Versant enJin, including without limitation slowness in the general economy or in key industries Versant serves, such as the telecommunications and financial services industries, the success of competitive products of other vendors, reduction in the prices Versant can obtain for its products due to competitive factors, the adoption of new technologies or standards that make either product technologically obsolete or customer reluctance to invest in object-oriented technologies. Although Versant plans to eventually diversify its product line through its real-time business initiative, there can be no assurance that currently released or future developed real-time products will facilitate this objective, nor that such products will be well-received by the market. Accordingly, any significant reduction in revenue levels from VDS or Versant enJin can be expected to have a strong negative impact on Versant’s business and results of operation.

      Versant’s revenue levels are not predictable. Versant’s revenue has fluctuated dramatically on a quarterly basis, and it expects this trend to continue. These quarterly fluctuations result from a number of factors, including:

•	delays by Versant’s customers in signing revenue-bearing contracts that were expected to be entered into in a particular fiscal quarter;

•	general macroeconomic factors as they impact IT capital purchasing decisions;

•	the lengthy sales cycle associated with Versant’s products;

•	customer and market perceptions of the value and currency of object-oriented software technology;

•	uncertainty regarding the timing and scope of customer deployment schedules of applications based on VDS and Versant enJin;

•	uncertainty regarding customer acceptance of Versant’s first real-time product, VRTF;

•	failure to timely develop and launch successful new products;

•	fluctuations in domestic and foreign demand for Versant’s products and services, particularly in the telecommunications, financial services and defense markets;

•	the impact of new product introductions, both by Versant and by its competitors;

•	Versant’s unwillingness to lower prices significantly to meet prices set by its competitors;

•	the effect of publications of opinions about Versant and its competitors and their products;

•	customer order deferrals in anticipation of product enhancements or new product offerings by Versant or its competitors; and

•	potential customers’ unwillingness to invest in Versant’s products given its perceived financial instability.

      Versant may not be able to manage its costs effectively given the unpredictability of its revenue. Versant expects to continue to maintain a relatively high level of fixed expenses, including expenses related to its new real-time business. If planned revenue growth, including revenue from real-time products, does not materialize, Versant’s business, financial condition and results of operations will be materially harmed.

      Versant’s customer concentration increases the potential volatility of its operating results. A significant portion of Versant’s total revenue has been, and Versant believes will continue to be, derived from a limited number of orders placed by large organizations. For example, one customer, IBM (who subcontracts Versant for WebSphere consulting engagements), represented 19% of Versant’s total revenues for the year ended October 31, 2003 and 14% of Versant’s total revenues for the year ended October 31, 2002. The timing of large orders and their fulfillment has caused, and in the future is likely to cause, material fluctuations in Versant’s operating results, particularly on a quarterly basis. In addition, Versant’s major customers tend to change from year to year. The loss of any one or more of Versant’s major customers, or Versant’s inability to replace a major customer with a different major customer, could have a material adverse effect on Versant’s business.

      Reduced demand for Versant’s products and services may prevent it from achieving targeted revenue and profitability. Versant’s revenue and its ability to achieve and sustain profitability depends on the overall demand for the software products and services it offers. The general economic slowdown in the world economy may have caused potential or existing customers to defer purchases of Versant’s products and services and otherwise alter their purchasing patterns. Capital spending in the information technology sector generally has decreased over the past two years and many of Versant’s customers and potential customers have experienced declines in their revenues and operations. The terrorist acts of September 11, 2001 also have increased the current uncertainty in the economic environment, and Versant cannot predict the impact of these or similar events in the future, or of any related or unrelated military action, on its customers or Versant’s business. Versant believes that, in light of these concerns, some businesses may continue to curtail or eliminate capital spending on information technology. In addition, Versant has experienced continued hesitancy on the part of its existing and potential customers to commit to new products or services from Versant. If U.S. or global economic conditions worsen, this revenue impact may worsen as well and have a material adverse impact on Versant’s business, operating results and financial condition.

      Versant relies for revenue on the telecommunications and financial services industries, which are characterized by complexity and intense competition. Historically, Versant has been highly dependent upon the telecommunications industry, and more recently, on the financial services market, and Versant is becoming increasingly dependent upon the defense industry for sales of VDS and Versant enJin. Versant’s success in these areas is dependent, to a large extent, on general economic conditions, Versant’s ability to compete with alternative technology providers and whether its customers and potential customers believe Versant has the expertise and financial stability necessary to provide effective solutions in these markets on an ongoing basis. If these conditions, among others, are not satisfied, Versant may not be successful in generating additional opportunities in these markets. Currently, companies in these markets are scaling back their technology expenditures and the telecommunications industry has in particular experienced significant economic difficulties and consolidation trends, which could jeopardize Versant’s ability to continue to derive revenue from customers in that industry. In addition, the types of applications and commercial products used in the telecommunications, financial services and defense markets are continuing to develop and are rapidly changing, and these markets are characterized by an increasing number of new entrants whose products may compete with Versant’s. As a result, Versant cannot predict the future growth of (or whether there will be future growth in) these markets, and demand for object-oriented databases and real-time e-business applications in these markets may not develop or be sustainable. Versant also may not be successful in attaining a significant share of these markets due to competition and other factors, such as limited working capital. Moreover, potential customers in these markets generally develop sophisticated and complex applications that require substantial consulting expertise to implement and optimize. This requires that Versant maintain a highly skilled consulting practice with specific expertise in these markets. There can be no assurance that Versant can hire and retain adequate personnel for this practice.

      Versant depends on its international operations. A large portion of Versant’s revenue is derived from customers located outside the United States. For the year ended October 31, 2003, approximately 25% of Versant’s total revenue was derived from customers outside the United States and Canada. This requires that Versant operate internationally and maintain a significant presence in international markets. In addition, Versant also performs a significant amount of engineering work in India through its wholly owned subsidiary located in Pune, India. Within Versant’s last three fiscal years, it has transitioned some of its international sales efforts to a business model that employs local distributors. While use of local distributors reduces certain sale and operating expenses, it also makes Versant’s business more dependent on the skills and efforts of third parties and can decrease its profit margins.

      Versant’s international operations are subject to a number of other risks. These risks include, but are not limited to:

•	longer receivable collection periods;

•	changes in regulatory requirements;

•	dependence on independent resellers;

•	multiple and conflicting regulations and technology standards;

•	import and export restrictions and tariffs;

•	difficulties and costs of staffing and managing foreign operations;

•	potentially adverse tax consequences;

•	foreign exchange rate fluctuations;

•	the burdens of complying with a variety of foreign laws;

•	the impact of business cycles, economic and political instability and potential hostilities outside the United States; and

•	limited ability to enforce agreements, intellectual property rights and other rights in some foreign countries.

      In addition, in light of increasing global security concerns in the wake of the events of September 11, 2001 and increased risk of terrorism, there may be additional risks of disruption to Versant’s international sales activities. Any prolonged disruption in markets in which Versant derives significant revenue may potentially have an adverse impact on Versant’s revenues and results of operations.

      Versant’s products have a lengthy sales cycle. The typical sales cycle for Versant’s products, which varies substantially from customer to customer, often exceeds nine months and can sometimes extend to a year or more. Sales to Versant’s e-business customers are often concluded in shorter time intervals but, on the other hand, sales to the defense industry can take considerably longer. Due in part to the strategic nature of Versant’s products and associated expenditures, potential customers are typically cautious in making product acquisition decisions. While Versant believes that the sales cycle for real-time products is shorter than that for VDS, Versant’s initial sales of real-time products may have even longer cycles as Versant strives to build credibility with new customers in different industries. The decision to license Versant’s products generally requires Versant to provide a significant level of education to prospective customers regarding the uses and benefits of Versant’s products, and Versant must frequently commit, without any charge or reimbursement, pre-sales support resources, such as assistance in performing benchmarking and application prototype development. Because of the lengthy sales cycle of Versant’s products and the relatively large average dollar size of individual licenses, a lost or delayed sale could have a significant impact on Versant’s operating results for a particular period.

      Versant is focusing growth efforts on its new real-time computing business, which presents certain new risks. Versant’s acquisition of Mokume Software in November 2002 initiated implementation of its strategy to develop a “real-time” business. Versant’s strategic objective for this business is to expand its business base by using real-time technology, leveraged with its existing data management technology, to develop new solutions designed to enable Versant to address new customers in different industries. To date, Versant has developed one real-time product, VRTF, and also hopes to ultimately develop additional real-time applications with the VRTF technology as part of this business initiative. However, the real-time market is relatively new and Versant’s efforts to develop a real-time business will require it to sell and market its products to manufacturing companies and companies in other new industries with which Versant has not had prior sales or marketing experience. Versant believes that success in developing and selling real-time business products will require it to devote appropriate efforts to develop the strong sales, marketing and development skills required to address new target markets. These efforts may increase Versant’s operating costs and, if it fails to timely generate revenue from its real-time business, Versant’s working capital and operating results could be adversely affected. There can be no assurance that Versant’s efforts to pursue or sustain the real-time computing business will be successful or will not adversely affect its financial condition or results of operations, particularly in the near term.

      Versant is subject to litigation and the risk of future litigation. Versant and certain of its present and former officers and directors were named as defendants in four class action lawsuits filed in the United States District Court for the Northern District of California in 1998. The complaint alleged violations of Sections 10(b) and 20(a) of the Exchange Act and SEC Rule 10b-5 promulgated under the Exchange Act, in connection with public statements about Versant and its financial performance. Although this case has been dismissed as of this date, there can be no assurance that Versant will not be subject to other similar litigation in the future.

Risks Related to Versant’s Industry

      Versant faces competition for its products. For Versant’s VDS product, Versant competes with companies offering object and relational database management systems. Object-oriented competitors include eXcelon (which was acquired by Progress Software Corporation in 2002), Objectivity, Inc. and Poet.

Traditional relational database management competitors include Oracle, Computer Associates, Sybase, IBM and Microsoft.

      In the e-business market Versant’s competitors can be divided into two groups. First, Versant competes with relational database management companies, many of which have modified or are expected to modify their relational database management systems to incorporate object-oriented interfaces and other functionality and claim that this object-relational functionality is an adequate solution for integration with application servers. Second, Versant faces competition from object-oriented companies such as eXcelon, Persistence Software and TopLink that provide components similar to those included in Versant’s enJin product offering. In order for Versant’s products to be well accepted in the e-business market, it is important for one or more of Versant’s technical partnerships with application server vendors, such as IBM and BEA, to become deeper and more extensive.

      Many of Versant’s competitors, especially Oracle and Computer Associates, have longer operating histories, significantly greater financial, technical, marketing, service and other resources, significantly greater name recognition, broader suites of product offerings and a larger installed base of customers than Versant. In addition, many of Versant’s competitors have well-established relationships with Versant’s current and potential customers and may be able to devote greater resources to the development, promotion and sale of their products. They also may have more direct access to corporate decision-makers based on previous relationships and may be able to persuade customers to purchase products competitive with Versant’s products as part of a bundled purchase by the customer of other different applications at attractive prices. Competitors may also be able to respond more quickly to new or emerging technologies and changes in customer requirements. Versant may not be able to compete successfully against current or future competitors, and competitive pressures could have a material adverse effect on its business, pricing, operating results and financial condition.

      Versant depends on successful technology development. Versant believes that significant research and development expenditures will be necessary for it to remain competitive. While Versant believes its research and development expenditures will improve its product lines, because of the uncertainty of software development projects, these expenditures will not necessarily result in successful product introductions. Uncertainties affecting the success of software development project introductions include technical difficulties, market conditions, competitive products and customer acceptance of new products and operating systems. In particular, Versant expects that it will need to devote substantial effort to the development of new products in its real-time solutions division.

      Versant also faces certain challenges in integrating third-party technology with its products. These challenges include the technological challenges of software integration, which may result in development delays, and uncertainty regarding the economic terms of Versant’s relationship with the third-party technology providers, which may result in delays of the commercial release of new products.

      Versant has developed technology that will allow Versant enJin to support BEA WebLogic, IBM WebSphere and other J2EE-based application servers; however, undiscovered bugs or errors may exist that prevent Versant from achieving the functionality it seeks with these integrations. In addition, because Java Bean containers are specific to each application server vendor and no standards have been adopted for these containers, Versant may not be able to take advantage of its existing development work when propagating its solution for other application server vendors.

      Versant’s future success will depend in part on its ability to integrate its products with those of vendors providing complementary products. Versant enJin and VDS must be integrated with compilers, development tools, operating systems, and other software and hardware components to produce a complete end user solution. Versant may not receive the support of these third-party vendors, some of which may compete with Versant, in integrating Versant’s products with their products.

      Versant must protect its intellectual property. Despite Versant’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of Versant’s products, obtain or use information that it regards as proprietary or use or make copies of Versant’s products in violation of license agreements. Policing unauthorized use of Versant’s products is difficult and potentially expensive. In addition, the laws of many jurisdictions do not protect Versant’s proprietary rights to as great an extent as do the laws of the United States. Shrink-wrap licenses may be wholly or partially unenforceable under the laws of certain jurisdictions, and copyright and trade secret protection for software may be unavailable in certain foreign countries. Versant’s means of protecting its proprietary rights may not be adequate, and its competitors may independently develop similar technology.

      Versant may be subject to claims of intellectual property infringement. Versant expects that developers of object-oriented technology will increasingly be subject to infringement claims as the number of products, competitors and patents in Versant’s industry segment grows. For example, Versant has received correspondence from a third party alleging that Versant received misappropriated intellectual property from Mokume Software when Versant acquired Mokume and that Mokume had interfered with certain business relationships of the third party. Versant believes these claims lack merit and intends to defend them vigorously if they are pursued. Any claim of this type, whether meritorious or not, could be time-consuming, result in costly litigation, cause product shipment delays and require Versant to enter into royalty or licensing agreements. Royalty or licensing agreements might not be available on terms acceptable to Versant, or at all, either of which circumstances could have a material adverse effect upon Versant’s business, operating results and financial condition.

      Versant depends on its personnel, for whom competition is intense. Versant’s future performance depends in significant part upon its retaining the continued services of its key technical, sales and senior management personnel. The loss of the services of one or more of Versant’s key employees could have a material adverse effect on its business. Versant’s future success also depends on its continuing ability to attract, train and motivate highly qualified technical, sales and managerial personnel. Versant’s current financial position may make it more difficult to attract and retain highly talented individuals due in part to constraints on its ability to offer compensation at levels that may be offered by larger competitors.

Risks Related to Versant’s Stock

      Versant’s common stock is listed on the Nasdaq SmallCap Market. Versant does not currently meet the listing requirements necessary for its common stock to be listed on the Nasdaq National Market System, or NMS. Effective on October 1, 2002, Versant transferred the listing of its common stock from the NMS to The Nasdaq SmallCap Market. The listing of Versant’s common stock on The Nasdaq SmallCap Market may be perceived as a negative by investors and may adversely affect the liquidity and trading price of Versant’s common stock. Versant may be unable to re-list its common stock on the NMS.

      In order for Versant’s common stock to continue to be listed on The Nasdaq SmallCap Market, it must satisfy The Nasdaq SmallCap listing requirements, and there can be no assurance that it will be able to do so. In order for Versant’s common stock to continue to be listed for trading on The Nasdaq SmallCap Market, it must continue to satisfy the listing requirements of The Nasdaq SmallCap Market. Although the continued listing requirements of The Nasdaq SmallCap Market are not as demanding as those of the NMS, they do, among other things, require that Versant’s stock have a minimum bid price of $1.00 per share and that either (i) Versant have stockholders’ equity of $2,500,000, or (ii) Versant have $500,000 in net income or (iii) that the market value of Versant’s listed common stock be $35 million or more. Versant’s common stock is currently listed on The Nasdaq SmallCap Market. However, for several reasons, including the fact that the bid price of Versant’s common stock has in the past been below $1.00 per share for a significant time period, there remains a significant risk that its common stock will cease to qualify for listing on the Nasdaq SmallCap Market. If Versant’s common stock is delisted from trading on The Nasdaq SmallCap Market, then the trading market for its common stock, and the ability of Versant’s stockholders to trade its shares and obtain liquidity and fair market prices for their Versant shares, may be significantly impaired and the market price of Versant’s common stock may decline significantly.

      Versant’s common stock will not be listed on the Frankfurt Stock Exchange, which may adversely impact the liquidity of Versant’s common stock in Europe and elsewhere. The terms of the merger agreement originally provided that, following the merger, Versant would apply to have its common stock listed for trading on the Frankfurt Stock Exchange. However, after further consideration, Versant and Poet agreed to amend the merger agreement to remove this covenant, due in part to expenses associated with such a listing. As a result, Versant will not be obligated to apply to list its common stock on the Frankfurt Stock Exchange after the merger and Versant has no present intention to do so. Although Versant’s shares are listed for trading on The Nasdaq SmallCap Market, that market is primarily a United States-based trading market. Consequently, if the merger occurs, the Versant shares issuable in the merger to Poet’s stockholders will not be readily tradeable in a European-based stock market and, as a result, stockholders who reside in Europe or elsewhere outside the United States may be unable to promptly effect trades of their Versant shares, at the times, or in the amounts, they wish to do so, which may have an adverse impact on their ability to achieve liquidity with respect to their Versant shares.

      Versant may engage in future acquisitions that dilute its stockholders and cause it to incur debt or assume contingent liabilities. As part of its strategy, Versant expects to review opportunities to buy other businesses or technologies that would complement its current products, expand the breadth of its markets or enhance technical capabilities, or that may otherwise offer growth opportunities. In the event of any future acquisitions, Versant could:

•	issue stock that would dilute current stockholders’ percentage ownership;

•	incur debt; or

•	assume liabilities.

      These purchases also involve numerous risks, including:

•	problems combining the purchased operations, technologies or products;

•	unanticipated costs;

•	diversion of management’s attention from Versant’s core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which Versant has no or limited prior experience; and

•	potential loss of key employees of purchased organizations.

      Versant cannot assure you that it will be able to successfully integrate Poet’s business or any businesses, products, technologies or personnel that it might purchase in the future.

      Versant’s stock price is volatile. Versant’s revenue, operating results and stock price have been and may continue to be subject to significant volatility, particularly on a quarterly basis. Versant has previously experienced revenue and earnings results that were significantly below levels expected by securities analysts and investors, which have had an immediate and significant adverse effect on the trading price of its common stock. This may occur again in the future. Additionally, because a significant portion of Versant’s revenue is often recognized late in the quarter, it may not learn of revenue shortfalls until late in a quarter, which, when announced, could result in an even more immediate and adverse effect on the trading price of Versant’s common stock.

      Ownership of Versant’s stock is concentrated. Filings with the SEC by Vertex Technology Fund indicate that Vertex and its affiliates will beneficially hold the equivalent of 5,147,115 shares of Versant common stock after the proposed merger (assuming conversion of all their preferred shares into common shares at the increased conversion rate provided for in the merger agreement and the exercise in full of all their outstanding warrants for common stock) representing approximately 14.7% of Versant’s outstanding common stock immediately after the merger, or approximately 12.3% on a fully diluted basis based on the respective capitalizations of Versant and Poet as of September 27, 2003 (the date the merger agreement was signed).

      The holders of Versant’s Series A preferred stock currently have a substantial liquidation preference over the holders of Versant’s common stock, which will be eliminated if Versant’s Series A preferred stock is converted into common stock as contemplated by the merger agreement. The outstanding shares of Versant’s

Series A preferred stock held by Vertex and other preferred stockholders currently are entitled to a liquidation preference of approximately $14 million. This means that, in the event of an acquisition of Versant, Versant’s Series A preferred stockholders would be entitled to receive approximately the first $14 million of acquisition proceeds before holders of common stock would be entitled to receive any proceeds of such acquisition transaction. The terms of the merger agreement provide that it is a condition to both Versant’s and Poet’s obligation to consummate the merger that all outstanding shares of Versant’s Series A preferred stock be converted into Versant common stock. Consequently, unless the condition requiring conversion of all Versant’s Series A preferred stock into common stock is waived by Versant and Poet, the liquidation preference of Versant’s Series A preferred stock will be eliminated upon consummation of the merger when Versant’s Series A preferred stock is converted into Versant common stock.

      Versant may desire to raise additional funds through debt or equity financings, which would dilute the ownership of Versant’s existing stockholders and possibly subordinate certain of their rights to rights of new investors. Versant may choose to raise additional funds in debt or equity financings if they are available to Versant on terms it believes reasonable to increase its working capital, strengthen its financial position or to make acquisitions. Any sales of additional equity or convertible debt securities would result in dilution of the equity interests of Versant’s existing stockholders, which could be substantial. Additionally, if Versant issues shares of preferred stock or convertible debt to raise funds, the holders of those securities might be entitled to various preferential rights over the holders of Versant’s common stock, including repayment of their investment, and possibly additional amounts, before any payments could be made to holders of Versant’s common stock in connection with an acquisition of Versant. Such preferred shares, if authorized, might be granted rights and preferences that would be senior to, or otherwise adversely affect, the rights and the value of Versant’s common stock. Also, new investors may require that Versant and its stockholders enter into voting arrangements that give them additional voting control or representation on Versant’s board of directors.

      Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, and new SEC regulations, are creating uncertainty for companies. Versant is committed to maintaining high standards of corporate governance and public disclosure. As a result, Versant intends to invest all reasonably necessary resources to comply with evolving standards, and this investment will result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Risks Related to Poet’s Business

      The following risk factors should be carefully considered in evaluating Poet’s business because such factors currently may have a significant impact on its future business, operating results and financial condition. As a result of the risk factors set forth below and the risks discussed in Poet’s other SEC filings, actual results could differ materially from those projected in any forward-looking statements.

      The continuing economic slowdown, particularly in information technology spending, will adversely impact future business. Poet’s business has been adversely impacted by the economic slowdown, particularly the decline in information technology spending. Moreover, the economic uncertainty has been accentuated by the events of September 11, 2001 and the Iraq crisis. Poet expects the economic slowdown to continue to adversely impact Poet’s business for at least the next quarter and perhaps longer. Poet’s ability to forecast the timing and amount of Poet’s sales has been substantially reduced by the economic slowdown. The adverse impacts from the slowdown include longer sales cycles, lower average selling prices and reduced bookings and revenues.

      Poet’s failure to increase revenues would prevent the combined company from achieving and maintaining profitability. Poet has incurred significant net losses since it commenced operations in 1995. Poet has not achieved profitability, and expects to incur net losses for the foreseeable future. To date, Poet’s operations have been funded from the sale of equity securities and have not generated cash from operations. As of September 30, 2003, Poet had an accumulated deficit of $57 million. Poet expects to continue to incur significant product development, sales and marketing, and administrative expenses. As a result, Poet will need to generate significant revenues to achieve and maintain profitability. If Poet does not achieve profitability, it cannot be certain that it can sustain or increase profitability on a quarterly or annual basis in the future. See “Poet Selected Consolidated Financial Data” and “Poet Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

      If Poet does not effectively manage future growth, its future business will suffer. Even after giving effect to Poet’s restructuring efforts, the scope of Poet’s operations and Poet’s workforce has expanded significantly over a relatively short period. Poet’s ability to compete effectively and to manage future expansion of Poet’s operations, if any, will require it to continue to improve Poet’s financial and management controls, reporting systems and procedures on a timely basis, and expand, train and manage its employee workforce.

      The complexity of Poet’s products and their installation require highly trained sales personnel. The demand for sales personnel is very competitive in Poet’s industry due to the limited number of individuals with the requisite technical skills, understanding of the Internet and database management systems. Poet cannot be certain that it will be successful in efforts to hire and retain qualified sales personnel.

      Customers who license Poet’s software typically engage Poet’s professional services, including consulting, support and training. Poet believes that growth in its product sales depends on its ability to provide its customers with these services and to educate third-party resellers on how to use its products. Hiring and retaining service personnel is competitive, and such personnel require training and education over time to reach and maintain full productivity. If Poet’s professional services organization is unable to service its customers as it grows, customers may become dissatisfied with Poet’s services and it may lose customers, which would harm its business.

      If Poet fails to establish and maintain relationships with indirect sales partners, Poet’s distribution capabilities will be seriously harmed, which would harm revenues. Poet relies heavily upon indirect sales channels, which consist of other businesses that implement Poet’s software into their products. These partners currently consist of original equipment manufacturers, system integrators, independent software vendors and other third-party resellers. For the nine months ended September 30, 2003, and the years ended December 31, 2002 and 2001, 5%, 65% and 55%, respectively, of Poet’s product revenues were derived through these indirect sales partners. In order to successfully market Poet’s products, Poet needs to maintain relationships with its indirect sales partners as well as establish new relationships with similar parties. Poet’s failure to maintain existing relationships or establish a sufficient number of new relationships with sufficiently qualified indirect sales partners would limit its distribution capabilities and, in turn, adversely affect its revenues, which would seriously harm its future financial condition and results of operations.

      In the future, Poet may need to raise additional capital in order to remain competitive in the electronic commerce industry. Such capital may not be available on acceptable terms, if at all. Although Poet’s existing cash and equivalents and short-term investment balances are expected to decline further, given the significant changes in Poet’s business and results of operations in fiscal 2003 and 2002, the decline in cash and equivalents and investment balances may be greater than presently anticipated. After fiscal 2003, Poet may need to raise additional funds and it cannot be certain that it will be able to obtain additional financing on favorable terms, if at all. If Poet cannot raise funds on acceptable terms, if and when needed, it may not be able to develop or enhance its products and services, take advantage of future opportunities, grow its business or respond to competitive pressures or unanticipated requirements, which could seriously harm its business.

      Poet may enter into strategic transactions with respect to its product lines that may adversely affect its business, stock price and/or financial condition. As part of its ongoing business strategy, Poet from time to time explores strategic opportunities with third parties in an attempt to achieve profitability. Such opportunities may include, for example, the sale or acquisition of a product line or product, joint venture arrangements or partnerships. Any one of these opportunities or actions could potentially result in significant charges to Poet’s earnings that may adversely affect its stock price and financial condition. As of the date of this joint proxy statement/ prospectus, Poet has not entered into any such arrangement or agreed upon the primary terms of such an arrangement, but it has held discussions with various parties regarding one or more proposed transactions, specifically with respect to its catalog solutions business. If Poet enters into a strategic arrangement with respect to its catalog solutions business, such arrangement may involve relinquishing control of this product line, a significant force reduction, a significant or complete reduction in the economic benefits to be derived from this product line or a combination of each of the foregoing. The impact of such a transaction on the market price of Poet’s common stock is uncertain and could have a materially negative impact on such price. Any such transaction typically entails many risks. If Poet or its strategic partner are unable to successfully integrate their respective businesses or products that are combined in any such transaction, Poet may not obtain the advantages that such transaction was intended to create, which may adversely affect Poet’s business, results of operations, financial condition and cash flows or its stock price. In addition, in connection with any such transaction, Poet could experience disruption in its business and/or employee base. Additionally, any such transaction may result in significant charges to earnings for transaction expenses, closure costs or the write-off or capitalization of in-process research and development charges. Such charges could adversely affect its results of operations for particular quarterly or annual periods.

      Poet depends on strategic relationships with its partners. Poet’s ability to maintain and develop strategic relationships with vendors, resellers and technology partners is fundamental to its success. If Poet’s current or future strategic partners are not able to successfully develop, resell or market its products, future business could be seriously harmed. Poet currently has marketing relationships with companies including Ariba, Inc., Commerce One, Inc. and SAP AG. There is no guarantee that these alliances will be successful in creating a larger market for its product offerings or result in additional business. If these relationships are not successful, future business, operating results and financial position could be seriously harmed.

      Poet’s future revenue is dependent upon its ability to successfully increase sales of its catalog solutions product family. Poet expects that its future financial performance will depend significantly on revenue from the Poet catalog solutions product family. Poet released Version 1.0 of Poet eCatalog Suite in September 1999. In nine months ended September 30, 2003, fiscal 2002 and fiscal 2001, Poet derived 44%, 33% and 36%, respectively, of its revenue from the catalog solutions product family. As of December 31, 2003 Poet had released version 4.9 of Poet eSupplier Solutions product family. There are significant risks inherent in the introduction of this product line. Market acceptance of the catalog solutions product line will depend, for example, upon the market for Internet-based electronic purchasing systems. Poet cannot predict the success of this market. Poet also cannot be certain that the Poet catalog solutions product family will meet customers’ requirements or expectations or that its products will be free of significant software defects, which may only become apparent in longer-term operations. If the Poet catalog solutions product line does not meet customers’ requirements or expectations, upgrading or enhancing the product could be costly and time-consuming and may harm future business, results of operations and financial condition.

      Some of Poet’s customers are small emerging growth companies that may represent credit risks. Some of Poet’s customers include small emerging growth companies. Many of these companies have limited operating histories, are operating at a loss and have limited access to capital. With the significant slowdown in the global economy in the past years and uncertainty relating to the prospects for near-term global economic growth, some of these customers may represent a credit risk. If Poet’s customers experience financial difficulties or fail to experience commercial success, Poet may have difficulty collecting on its accounts receivable balances.

      The FastObjects by Poet product family currently accounts for a substantial portion of Poet’s revenues, and if it does not continue to be commercially successful, future revenues will be significantly harmed. In the nine months ended September 30, 2003 and in fiscal year 2002, Poet derived 56% and 67%, respectively, of its product revenues from sales of its FastObjects by Poet product line. Poet expects a significant portion of its future revenues to continue to depend on the continued commercial success of its FastObjects by Poet product line. Poet cannot be certain that the FastObjects by Poet product line will continue to receive market acceptance, or that Poet will be able to introduce enhanced versions of FastObjects by Poet product line on a timely basis to meet the evolving needs of its customers, maintain compatibility with other third-party systems or remain competitive. If the FastObjects by Poet product line is not successful, Poet’s revenues will be negatively impacted, which could harm its business, financial condition and results of operations.

      Poet’s limited operating history makes forecasting difficult. Poet commenced operations in March 1995, and, as a result of Poet’s limited operating history, Poet has limited meaningful historical financial data upon which to plan revenues and operating expenses. Poet’s ability to forecast accurately its quarterly revenues is further limited because its software products have long sales cycles that make it difficult to predict the quarters in which sales will occur. In addition, the launch of Poet’s new software product, the catalog solutions product family, makes it difficult to accurately forecast its revenues, as Poet has limited experience with the purchasing patterns of customers for this new product. Further, most of Poet’s expenses are fixed in the short-term, and Poet may not be able to quickly reduce spending if its revenues are lower than projected. If Poet does not achieve its expected revenues, its operating results will be below its expectations and the expectations of investors and market analysts, which could cause the price of Versant common stock to decline.

      If Poet is unable to meet the rapid changes in software technology, its existing products could become obsolete. The market for Poet’s products is characterized by rapid technological change, frequent new product introductions and technology enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. Poet cannot be certain that it will be able to enhance its current products and develop new products on a timely basis to keep pace with technological developments and to satisfy the increasingly sophisticated requirements of its customers. New products based on new technologies or new industry standards can render Poet’s existing products obsolete and unmarketable. Any failure to develop new products or product enhancements will substantially decrease market acceptance and sales of Poet’s present and future products, which will harm its business and financial results.

      If the eXtensible Markup Language fails to become a standard data exchange protocol for the Internet, the marketability of Poet’s products may be limited. Poet’s catalog solutions product line operates with the eXtensible Markup Language, or XML, which Poet expects to be a predominant data exchange protocol, or a standard format for content structure and the method and means for exchanging data, for e-commerce on the Internet in the future. Should XML fail to be adopted as a predominant data exchange protocol for e-commerce on the Internet, it would seriously impede the marketability of Poet’s products and force Poet to adapt its products to other data exchange protocols, which would be costly and may not lead to marketable and competitive products. Failure to adapt or develop new products would have a negative impact on revenues, which would harm future business, financial condition and results of operations.

      Poet depends on its key personnel to manage business effectively, and if it loses key personnel it may be unable to replace them, which could disrupt its operations and harm its financial condition. Poet’s success depends largely upon the skills, experience and performance of its executive officers and key employees, particularly Jochen Witte, Poet’s Chief Executive Officer. If Poet loses one or more of its key employees, future business and results of operations could be harmed. Further, there is no life insurance policy for any of Poet’s employees. All of Poet’s employees in the United States are at-will employees, meaning they are not bound by contract to continue service with Poet and may terminate their employment with little notice. Poet’s employees in Germany generally have employment agreements pursuant to which they provide services to Poet for an unspecified term and agree to provide six weeks to three months notice prior to terminating their employment with Poet to the end of any calendar quarter. If Poet’s officers or employees terminate their employment on short notice, Poet may not be able to replace them on a timely basis, which could disrupt future operations.

      Poet’s future success also depends largely on the ability to continue attracting and retaining highly skilled personnel. In the current economic environment the competition for such personnel is significantly less intense than in the past two years. However, this situation may change if and when the economic environment starts to strengthen. In such an environment Poet cannot be certain that it will be successful in attracting or retaining qualified personnel in the future, which could harm future business, financial condition and results of operations.

      Poet’s results often depend on a small number of large orders, and Poet’s revenues may be harmed if it does not complete one or more of these orders in any quarter. A significant portion of Poet’s software license revenues are derived in each quarter from a small number of relatively large orders. In fiscal 2002, 10% of Poet’s revenues came from Poet’s two most significant customers. Although Poet does not believe that the loss of any particular customer would materially harm its business, its quarterly and annual results of operations could be harmed if it is unable to complete one or more substantial license sales in that quarter.

      The unpredictability and seasonality of Poet’s quarterly results may adversely affect the trading price of the combined company’s stock. Poet’s products are generally shipped shortly after receipt of an order and Poet typically does not have a significant backlog of unfulfilled orders. Poet’s software license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter, and cannot be predicted with any degree of certainty. Revenues and results of operations will vary significantly from quarter to quarter due to a number of factors, many of which are outside of Poet’s control and any of which may cause Poet’s stock price to fluctuate. The primary factors that may affect Poet include the following:

•	the timing of sales of Poet’s products and services;

•	the timing of recognizing revenue and deferred revenue under U.S. generally accepted accounting principles;

•	changes in Poet’s pricing policies or the pricing policies of Poet’s competitors;

•	increases in sales and marketing, product development or administration expenses;

•	the mix of services provided by Poet and third-party contractors;

•	Poet’s ability to attain and maintain quality levels for Poet’s products; and

•	costs related to acquisitions of technology or businesses.

      Poet also expects to experience seasonality in its results of operations. Poet expects the growth rate of its sales to be adversely affected in the third quarter of each year due to a slowdown in sales in Europe and other foreign areas during the summer months.

      Due to the foregoing factors, you should not rely on quarter-to-quarter comparisons of Poet’s results of operations as an indication of Poet’s future performance. It is likely that in some future quarters, Poet’s results of operations may be below the expectations of public market analysts and investors.

      Sales in the e-commerce software market are subject to fluctuation. Although sales to the e-commerce software market have grown historically, this market is characterized by large and often sporadic purchases. In addition, recently, Poet and other companies in this market, as well as in the software market generally, have warned of lower-than-expected revenue and declines or delays in sales orders from customers. Sales activity in this industry depends upon the stage of completion of expanding network infrastructures, the availability of funding and the extent that service providers are affected by regulatory and business conditions in the locale of operations. A decline or delay in sales orders from this industry could have a material adverse effect on future business, operating results and financial condition.

      Poet faces intense competition that could reduce its market share. The database and e-commerce markets are intensively competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Poet expects competition to persist and intensify in the future. Principal sources of competition include:

•	in-house development efforts by potential customers;

•	content management companies such as Requisite Technology, Inc., SAQQARA Systems, Inc. and Heiler Software AG; and

•	other vendors of software that address the same customer needs, such as vendors of object-oriented database management systems, like Progress Software Corporation (which acquired Poet’s competitor eXcelon Inc.) and Objectivity Inc.

      In the future, there may also be competition from other sources that are poised to enter the market, including vendors of relational database systems, such as Microsoft Corporation, IBM and its subsidiary, Informix Corporation, Pervasive Software, Inc., Sybase, Inc., Oracle Corporation or vendors of ERP systems like SAP AG or Oracle Corporation. Many of Poet’s current and potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than Poet has. These competitors have well-established relationships with current and potential customers and have the resources to enable them to more easily adopt aggressive pricing policies to gain market share or bundle their products in a manner that may discourage users from purchasing Poet’s products. If Poet is unable to compete successfully against current and future competitors, it could experience price reductions, reduced gross margins and loss of market share, any one of which could materially and adversely affect future business, operating results and financial condition.

      The success of Poet’s international operations is dependent upon many factors which could adversely affect its ability to sell its products internationally and could affect profitability. Poet’s products are marketed and sold in the United States and internationally. In the nine months ended September 30, 2003 and in fiscal year 2002, 90% and 64%, respectively, of Poet’s total revenues were generated through product licenses sold and services rendered to customers located outside of the United States, primarily in Germany, compared to 53% in fiscal 2001. To a substantial extent this increase is due to Poet’s restructuring efforts in the second half of 2002. Poet’s international operations are, and will be, subject to a variety of risks associated with conducting business internationally, many of which are beyond its control. The following factors may adversely affect Poet’s ability to achieve and maintain profitability and its ability to sell its products internationally:

•	expenses associated with customizing products for foreign countries;

•	dependence on local partners who may not be able to meet the needs of a growing international market;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	difficulties and costs of staffing and managing foreign operations;

•	unexpected changes in regulatory requirements related to the Internet; and

•	limited or unfavorable intellectual property protection.

      Poet’s international sales growth will be limited if it is unable to maintain and manage its foreign operations effectively, expand international sales channel management and support organizations, hire additional personnel, customize products for local markets and establish relationships with additional distributors and third-party integrators.

      Poet’s international operations expose it to risks associated with currency fluctuations, which makes future results of operations difficult to predict. To date, a majority of Poet’s international revenues and costs have been denominated in foreign currencies, especially in EURO. As a result of Poet’s restructuring efforts it believes that an increasing portion of its international revenues and costs will be denominated in foreign currencies in the future, especially in EURO. Poet cannot predict the potential consequences to its business as a result of the adoption of the EURO as a common currency in parts of Europe. To date, Poet has not engaged in any foreign exchange hedging transactions, and it is, therefore, subject to foreign currency risk, especially with regard to the U.S. dollar and EURO exchange rates except that, pursuant to the merger agreement, Poet was required to, and did, deposit 50% of its cash and cash equivalents in U.S. dollar denominated accounts.

      The expenses of Poet’s subsidiary Poet Software GmbH are denominated in EURO. As a result, appreciation of the EURO relative to the U.S. dollar could adversely affect future results of operations. Even when foreign currency expenses substantially offset revenues in the same currency, profits may be diminished or losses increased when reported in dollars. Fluctuations in the U.S. dollar relative to the EURO will affect comparisons of reported results of operations. Due to the constantly changing currency exposures and the volatility of currency exchange rates, Poet could experience currency losses in the future, and it cannot predict the effect of the exchange rate fluctuations upon future results of operations.

      If Poet is unable to protect its intellectual property rights, competitors may be able to use its technology or trademarks, which could weaken its competitive position, reduce revenues and increase its costs. Poet relies on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect its intellectual property rights. It also enters into confidentiality or license agreements with its employees, consultants and customers, and control access to and distribution of its software, documentation and other proprietary information. Despite Poet’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use its products or technology. Monitoring unauthorized use of Poet’s products is difficult, and Poet cannot be certain that the steps it has taken will prevent unauthorized use of its technology, particularly in foreign countries where the laws may not protect its proprietary rights as fully as in the United States or Germany.

      In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Although Poet has never been involved in any intellectual property litigation, it may be a party to litigation in the future to protect its intellectual property or as a result of alleged infringement of others’ intellectual property. These claims and any resulting lawsuits could subject Poet to significant liability for damages and invalidation of its proprietary rights. In addition, any potential intellectual property litigation also could force Poet to do one or more of the following:

•	stop selling, incorporating or using its products or services that use the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all and may require Poet to pay royalties; or

•	redesign those products or services that use such technology.

      If Poet is forced to take any of the foregoing actions, it may be unable to manufacture and sell its products, which would reduce future revenues.

      To date, Poet has not been notified that its products infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement with respect to its current or future products. Poet expects that developers of database, content management and e-commerce software products will increasingly be subject to infringement claims as the number of products and competitors in its industry segment grows and as the functionality of products increasingly overlaps. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention and resources, cause product shipment delays or require Poet to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to Poet or at all.

      Poet’s software products may have unknown defects, which could harm its reputation or impede market acceptance of its products. Despite testing, defects have occurred in the past and may occur in the future in Poet’s software. Poet’s complex software may be difficult to integrate with customers’ existing systems and may contain errors or defects when first introduced or when new versions or enhancements are released. Despite extensive testing, Poet may not discover software defects that affect its current or new products until after they are sold. In addition, any defect in other software or hardware with which Poet’s software interacts could be mistakenly attributed to its software by its customers or their end-users. These defects or perceptions of defects could cause Poet’s customers and their end-users to experience service interruptions. Service interruptions could damage Poet’s reputation or increase product development costs, divert product development resources, increase Poet’s maintenance and support costs, cause Poet to lose revenue, or delay market acceptance of its products, any of which could harm future business, financial condition and results of operations.

      Poet may be subject to product liability claims that could result in significant costs. Poet may be subject to product liability claims for defects in its products. Although Poet believes that its product liability coverage is currently adequate, Poet did not obtain this insurance until July 1996, and it is limited. A successful liability claim brought against Poet in excess of relevant insurance coverage limits could be costly, which could harm Poet’s future business, financial condition and results of operations.

      Poet may incur difficulties in meeting stockholders’ quorum requirements. A significant number of Poet’s shares are held by German stockholders. German banks are not obligated to assist companies that are not incorporated under German law in distributing stockholder meeting materials or proxy cards to such company’s stockholders. Unless these stockholders have contacted Poet and provided it with their contact information, Poet has no way to communicate with those stockholders through the German banking system. Also, German stockholders are typically not familiar with the proxy-based voting system used by US-based companies. Due to these substantial difficulties in contacting German stockholders Poet may have significant difficulties in achieving stockholder quorum or obtaining the votes necessary to approve the merger and the merger agreement with Versant. In addition, if Poet is unable to meet its stockholder quorum requirements and its stockholders are, therefore, unable to approve the merger and the merger agreement, Poet will be obligated to pay Versant a termination fee of $500,000 if Versant’s stockholders approve the merger, the merger agreement, the issuance of Versant common stock and options to purchase shares of Versant common stock pursuant to the merger agreement and each of the proposed amendments to Versant’s articles of incorporation.

      Poet’s performance will depend on the growth of the Internet for e-commerce. Poet’s future success in marketing its catalog solutions product line depends heavily on the acceptance of the Internet and its widespread use for e-commerce. If the Internet e-commerce market does not continue to grow or grows more slowly than expected, Poet’s business, financial condition and results of operations could be harmed. Consumers and businesses may reject the Internet as a viable commercial medium for a number of reasons, including potentially inadequate network infrastructure and security, slow development of enabling technologies or insufficient commercial support. In addition, the Internet infrastructure may not be able to support the demands placed on it by increased usage and bandwidth requirements. Delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity or increased government regulation could cause the Internet to lose its viability as a commercial medium. Even if the required infrastructure, standards, protocols or complementary products, services or facilities are developed, Poet may incur substantial expenses adapting its products and services to changing or emerging technologies.

      Poet could face additional burdens associated with government regulation of and legal uncertainties related to the Internet. New Internet legislation or regulation, or the application of existing laws and regulations to the Internet and e-commerce, could harm future business, financial condition and results of operations. Poet is subject to regulations applicable to businesses generally and laws or regulations directly applicable to communications over the Internet and access to e-commerce. Although there are currently few laws and regulations directly applicable to e-commerce, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust, taxation and characteristics and quality of products and services. For example, the United States Congress enacted Internet laws regarding children’s privacy, copyrights and the transmission of sexually explicit material. In addition, the European Union has enacted its own Internet privacy regulations. The burden of compliance with any additional laws or regulations regarding the Internet may decrease the growth of the Internet or e-commerce, which could, in turn, decrease the demand for Poet’s products and services, particularly its supplier solutions, and increase costs of doing business.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

      This joint proxy statement/prospectus contains forward-looking statements that involve risk and uncertainties, such as statements of Versant’s, Poet’s and the combined company’s plans, objectives, expectations and intentions. Any statements that are not statements of historical fact are forward-looking statements. When used in this joint proxy statement/prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “seeks,” and similar expressions or variations of them identify certain of these forward-looking statements.

      These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by forward-looking statements in this joint proxy statement/prospectus. You should carefully consider the statements set forth in “Risk Factors” and other sections of this joint proxy statement/prospectus, and any accompanying prospectus supplement. Neither Versant nor Poet undertakes any obligation to update or alter forward-looking statements to reflect events or circumstances occurring after the date of this joint proxy statement/prospectus.

THE SPECIAL MEETING OF VERSANT STOCKHOLDERS

      Versant is furnishing this joint proxy statement/prospectus to holders of Versant common stock and Versant Series A preferred stock to provide them with important information regarding the merger, the merger agreement and the issuance of shares of Versant common stock and options to purchase Versant common stock pursuant to the merger agreement, or the merger proposal, the proposed amendments to Versant’s articles of incorporation, and the proposal to grant discretionary authority to adjourn the Versant special meeting to a later date in certain circumstances, all in connection with the solicitation of proxies by Versant’s board of directors for use at the special meeting of the Versant stockholders and at any adjournment or postponement of the Versant special meeting. Versant first mailed this joint proxy statement/prospectus and the accompanying form of proxy to its stockholders on or about January ●, 2004.

Date, Time and Place of the Versant Special Meeting

      Versant will hold a special meeting of its stockholders on March 17, 2004 at 10:00 a.m., local time, at the Company’s executive offices, located at 6539 Dumbarton Circle, Fremont, California 94555, USA.

Purpose of the Versant Special Meeting

      At the Versant special meeting and at any adjournment or postponement thereof, Versant stockholders will be asked to consider and vote upon the following proposals:

1. A proposal to approve the Agreement and Plan of Merger, dated as of September 27, 2003, as amended, by and among Versant, Puma Acquisition, Inc., a wholly owned subsidiary of Versant, and Poet, the merger of Puma Acquisition, Inc. into Poet pursuant to the merger agreement and the issuance of shares of Versant common stock and options to purchase Versant common stock to the stockholders and option holders of Poet, respectively, pursuant to the merger agreement and the merger.

2. Several proposals to amend Versant’s articles of incorporation in connection with the merger, as follows:

(a) A proposal to amend Versant’s articles of incorporation to increase the number of authorized shares of Versant’s common stock from 45,000,000 to 75,000,000 shares.

(b) A proposal to amend Versant’s articles of incorporation to reduce the conversion price of Versant’s Series A preferred stock from $2.13 to $1.42 per share, which will increase the number of shares of Versant common stock issuable upon the conversion of each share of Series A preferred stock from 2 to 3 shares of Versant common stock.

(c) A proposal to amend Versant’s articles of incorporation to provide that each then outstanding share of Versant’s Series A preferred stock will automatically be converted into shares of Versant common stock immediately after the effectiveness of the merger at the new, increased conversion rate described in proposal 2(b) above.

(d) A proposal to amend Versant’s articles of incorporation to provide that the merger will not trigger the liquidation preference rights of Versant’s Series A preferred stock.

(e) A proposal to amend Versant’s articles of incorporation to provide that, for a period of 12 months immediately after the effective time of the merger, each of the following actions must be approved by at least 80% of the members of Versant’s board of directors then in office:

•	any acquisition or purchase by Versant from a third party of a business or of assets that will, immediately after being purchased or acquired by Versant, represent a material portion of Versant’s total consolidated business or assets;

•	any sale or disposition by Versant of any line of business or product line;

•	any material change in the operation or the nature of any material line of business that is conducted by Versant or any of its subsidiaries as of immediately after the effective time of the merger; or

•	any change in the authorized number of members of Versant’s board of directors from 5 members.

(f) A proposal to amend Versant’s articles of incorporation to provide that, for a period of 12 months immediately after the effective time of the merger, there can be no amendment of the provisions described in proposal 2(e) above unless such amendment is approved by at least 80% of the members of Versant’s board of directors then in office.

3. To grant discretionary authority to adjourn the Versant special meeting to a date not later than March 31, 2004 in order to enable Versant to solicit additional proxies in favor of the above-described proposals relating to the merger and the amendment of Versant’s articles of incorporation.

4. To transact any other business that may properly come before the Versant special meeting or any adjournment or postponement of the Versant special meeting.

      A copy of the merger agreement, as amended, is attached to this document as Annex A and a copy of the proposed form of amended and restated articles of incorporation of Versant containing each of the proposed amendments to Versant’s articles of incorporation is attached to this joint prospectus/proxy statement as Annex B. Versant stockholders are encouraged to read the merger agreement, as amended, and the proposed amended articles of incorporation in their entirety.

Record Date for the Versant Special Meeting; Outstanding Shares

      The Versant board of directors has fixed the close of business on January 20, 2004 as the record date for determination of Versant stockholders entitled to notice of and to vote at the Versant special meeting. Only holders of record of Versant common stock and Versant Series A preferred stock as of the close of business on that date are entitled to vote at the Versant special meeting.

      As of the record date, there were 14,800,227 shares of Versant common stock issued and outstanding, held by approximately 131 stockholders of record and 1,313,743 shares of Series A preferred stock issued and outstanding held by three stockholders of record. As of the record date, the directors and executive officers of Versant common stock and their affiliates held 1,408,381 outstanding shares of Versant common stock and no outstanding shares of Series A preferred stock. Each share of Versant common stock issued and outstanding as of the record date entitles its holder to cast one vote at the Versant special meeting. Each share of Versant Series A preferred stock issued and outstanding as of the record date entitles its holder to cast one vote at the Versant special meeting.

Votes Required

      The approval of the merger agreement, the merger and the issuance of shares of Versant common stock and options to purchase Versant common stock to the stockholders and option holders of Poet in the merger requires the affirmative approval of a majority of the shares of Versant common stock and Series A preferred stock that are outstanding on the record date of the Versant special meeting, voting together, including the affirmative approval of a majority of the shares of Versant’s common stock that are outstanding on the record date, voting as a separate class, and the affirmative approval of a majority of the shares of Versant’s Series A preferred stock that are outstanding on the record date, voting as a separate class.

      Approval of each of the proposed amendments to Versant’s articles of incorporation requires the affirmative approval of a majority of all of Versant’s outstanding shares of common stock and Series A preferred stock, voting together, and, in addition: (i) proposal 2(a), the proposed amendment to increase the authorized number of shares of Versant’s common stock, also requires the affirmative approval of a majority of the outstanding shares of Versant’s common stock, voting as a separate class; (ii) proposal 2(b), the proposed amendment to reduce the conversion price of Versant’s Series A preferred stock, also requires the affirmative approval of both a majority of the outstanding shares of Versant’s common stock, voting as a separate class, and the affirmative approval of a majority of the outstanding shares of Versant’s Series A preferred stock, voting as a separate class; (iii) proposal 2(c), the proposed amendment to automatically convert the shares of Versant’s Series A preferred stock into Versant common stock, also requires the affirmative approval of a majority of the outstanding shares of Versant’s Series A preferred stock, voting as a separate class; and (iv) proposal 2(d), the proposed amendment to provide that the merger will not trigger the liquidation preference rights of Versant’s Series A preferred stock, also requires the affirmative approval of a majority of all of Versant’s outstanding shares of Series A preferred stock, voting as a separate class.

      Approval of the proposal to grant Versant discretionary authority to adjourn the Versant special meeting to a date and time not later than March 31, 2004 requires the approval of a majority of the outstanding shares of Versant’s common stock and Series A preferred stock that are represented at the Versant special meeting, assuming a quorum is present.

      As this joint proxy statement/prospectus explains, the merger agreement currently provides that it is a condition to both Versant’s and Poet’s obligations to consummate the merger that Versant’s stockholders have approved each of the proposed amendments to Versant’s articles of incorporation summarized in this joint proxy statement/prospectus. Thus, if Versant’s stockholders approve the merger proposal but do not approve each of the proposals to amend Versant’s articles of incorporation, the merger will not occur unless this condition is waived by both Versant and Poet. Likewise, if any or all of the proposals to amend Versant’s articles of incorporation are approved by Versant’s stockholders but the merger proposal is not approved, then none of the proposed amendments to Versant’s articles of incorporation will be put into effect.

      Consequently, if you wish to approve the merger, please be sure to vote “FOR” proposal 1 regarding the merger proposal AND “FOR” each of proposals 2(a) through 2(f) regarding the proposed amendments to Versant’s articles of incorporation.

Voting of Proxies at the Versant Special Meeting and Revocation of Proxies

      The Versant proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the board of directors of Versant for use at the Versant special meeting.

      General. Shares represented by a properly signed and dated proxy will be voted at the Versant special meeting in accordance with the instructions indicated on the proxy. Proxies that are properly signed and dated but which do not contain voting instructions will be voted “FOR” the proposal to approve the merger agreement, the merger and the issuance of shares of Versant common stock and options to purchase Versant common stock in the merger, “FOR” each of the proposals to amend Versant’s articles of incorporation and “FOR” the proposal to authorize the discretionary adjournment of the Versant special meeting. The proxy holder may vote the proxy in its discretion as to any other matter that may properly come before the Versant special meeting. The inspector of elections appointed for the Versant special meeting will tabulate the votes.

      Abstentions. Versant will count a properly executed proxy marked “ABSTAIN” as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the Versant special meeting. Abstentions on the proposal to approve the merger agreement, the merger and the issuance of shares of Versant common stock and options to purchase Versant common stock in the merger and abstentions on each of the proposals to amend Versant’s articles of incorporation will, in each case, have the same effect as a vote “AGAINST” each of these proposals for purposes of determining whether it has been approved, and thus will affect the outcome of the vote. Assuming that a quorum is present at the Versant special meeting, abstentions will have no effect on the adjournment proposal.

      Broker Non-Votes. If your shares are held by your broker, your shares will be voted only if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Your broker cannot vote your shares of Versant common stock or Series A preferred stock without specific instructions from you. Failure to instruct your broker how to vote on the merger proposal or each of the amendment proposals will have the same effect as a vote “AGAINST” each of these proposals for purposes of determining whether the proposal has been approved and thus will affect the outcome of the vote. Assuming a quorum is present at the Versant special meeting, failure to instruct your broker to vote your shares will have no effect on the adjournment proposal.

      Voting Shares in Person That Are Held Through Brokers. If your shares are held by your broker or another nominee and you wish to vote those shares in person at the Versant special meeting, you must obtain from the nominee holding your Versant common stock or Series A preferred stock a properly executed legal proxy identifying you as a Versant stockholder, authorizing you to act on behalf of the nominee at the Versant special meeting and identifying the number of shares with respect to which the authorization is granted.

      How to Revoke a Proxy. If you submit a proxy, you may revoke it at any time before it is voted by:

•	delivering to the Secretary of Versant a written notice, dated later than the proxy you wish to revoke, stating that the proxy is revoked;

•	submitting to the Secretary of Versant a new, signed proxy with a date later than the proxy you wish to revoke; or

•	attending the Versant special meeting and voting in person.

      Notices to the Secretary of Versant should be addressed to Secretary, Versant Corporation, 6539 Dumbarton Circle, Fremont, California 94555, USA.

Quorum and Abstentions

      In order to conduct business at the Versant special meeting, a quorum must be present. Versant’s bylaws provide that the presence in person or by proxy of the holders of a majority of the shares (common stock and Series A preferred stock together) outstanding on the record date will constitute a quorum at the Versant special meeting. Versant will treat shares of common stock and/or Series A preferred stock represented by a properly signed and returned proxy, including abstentions and broker non-votes, as present at the Versant special meeting for purposes of determining the existence of a quorum. If sufficient votes to constitute a quorum or to approve the merger proposal or the proposed amendments to Versant’s articles of incorporation are not received by the date of the Versant special meeting, then the persons named as proxies may propose one or more adjournments of the Versant special meeting to permit further solicitation of proxies. Adjournment would require the affirmative vote of the holders of a majority of the shares of Versant common stock and Series A preferred stock represented at the Versant special meeting, assuming a quorum is present, voting together as a single class. The persons named as proxies would generally exercise their authority to vote in favor of adjournment.

Solicitation of Proxies and Expenses

      Versant will pay its own costs of soliciting proxies for its special meeting. Certain directors, officers and employees of Versant may solicit proxies, without additional remuneration, by telephone, facsimile, electronic mail, telegraph and in person. Versant expects that the expenses of this special solicitation will be nominal. Following the mailing of this joint proxy statement/prospectus, Versant will request brokers, custodians, nominees and other record holders to forward copies of this joint proxy statement/prospectus to persons for whom they hold shares of common stock or Series A preferred stock and to request authority for the exercise of proxies. In such cases, Versant, upon the request of the record holder, will reimburse such holder for its reasonable expenses.

      If your shares are registered in the name of a bank or brokerage firm, you may be eligible to vote your shares by telephone or Internet. A large number of banks and brokerage firms are participating in the ADP Investor Communication Services telephone or Internet voting program. This program provides eligible stockholders the opportunity to vote by telephone or Internet. If your bank or brokerage firm is participating in ADP’s program, your voting form will provide instructions. If your voting form does not reference telephone or Internet information, please complete and return the paper proxy card in the self-addressed, postage-paid envelope provided.

Versant Board of Directors’ Unanimous Recommendations

      After careful consideration, Versant’s board of directors believes that the merger is consistent with, and in furtherance of, Versant’s long-term business strategy and the merger is fair to, advisable and in the best interests of Versant and its stockholders. The Versant board of directors unanimously recommends that Versant’s stockholders vote “FOR” the proposal to approve the merger agreement, the merger and the issuance of shares of Versant common stock and options to purchase Versant common stock pursuant to the merger agreement and the merger.

      Versant’s board of directors has also determined that each of the proposed amendments to Versant’s articles of incorporation is in the best interest of Versant and its stockholders. The Versant board of directors unanimously recommends that Versant’s stockholders vote “FOR” each of proposals 2(a) through 2(f) to amend Versant’s articles of incorporation, each to be effective only if the merger takes effect.

      Versant’s board of directors has also determined that the proposal to grant Versant discretionary authority to adjourn the Versant special meeting to a date not later than March 31, 2004 is in the best interests of Versant’s stockholders. The Versant board of directors unanimously recommends that Versant’s stockholders vote “FOR” the proposal to grant Versant discretionary authority to adjourn the Versant special meeting in certain circumstances to a date not later than March 31, 2004.

      Versant’s board of directors wishes to bring to Versant’s stockholders’ attention the fact that the merger agreement currently provides that it is a condition to both Versant’s and Poet’s obligations to consummate the merger that Versant’s stockholders approve each of the proposed amendments to Versant’s articles of incorporation. Thus, if Versant’s stockholders approve the merger but do not approve each of the proposed amendments to Versant’s articles of incorporation, then the merger will not occur unless both Versant and Poet waive this condition. Likewise, if any or all of the proposals to amend Versant’s articles of incorporation are approved by Versant’s stockholders but the merger is not approved, then none of the proposed amendments to Versant’s articles of incorporation will be put into effect.

      Consequently, if you wish to approve the merger, please be sure to vote “FOR” proposal 1 regarding the merger AND “FOR” each of proposals 2(a) through 2(f) regarding the proposed amendments to Versant’s articles of incorporation.

Voting Agreements

      Nine of Versant’s stockholders or option holders holding approximately 9.3% of the outstanding voting power of Versant as of October 31, 2003 and entitled to vote at the Versant special meeting have agreed to vote all of their shares of Versant common stock in favor of the proposal to approve the merger, the merger agreement and the issuance of shares of Versant common stock and options to purchase shares of Versant common stock pursuant to the merger agreement, each of the proposals to amend Versant’s articles of incorporation and the adjournment proposal and have executed proxies with respect to their shares in favor of these proposals.

THE SPECIAL MEETING OF POET STOCKHOLDERS

      Poet is furnishing this joint proxy statement/prospectus to Poet stockholders to provide them with important information regarding the proposed merger, the merger agreement and the proposal to grant discretionary authority to adjourn the Poet special meeting to a later date in certain circumstances in connection with the solicitation of proxies by and on behalf of Poet’s board of directors for use at the Poet special meeting and at any adjournment or postponement thereof. This joint proxy statement/prospectus and the accompanying form of proxy was mailed to Poet’s stockholders on or about January ●, 2004.

Date, Time and Place of the Poet Special Meeting

      Poet will hold a special meeting of its stockholders on March 17, 2004 at 10:00 a.m., local time, at the offices of Perkins Coie LLP, 101 Jefferson Drive, Menlo Park, California 94025, USA.

Purpose of the Poet Special Meeting

      The Poet special meeting is being held so that Poet stockholders may consider and vote upon the following proposals:

1. A proposal to approve the merger agreement and the merger with Versant, providing for the acquisition of Poet by Versant.

2. A proposal to grant discretionary authority to adjourn the Poet special meeting to a date not later than March 31, 2004 in order to enable Poet to solicit additional proxies in favor of the merger.

3. To transact any other business that may properly come before the Poet special meeting or any adjournment or postponement of the Poet special meeting.

      A copy of the merger agreement, as amended, is included as Annex A to this joint proxy statement/prospectus. Poet stockholders are encouraged to read the merger agreement, as amended, in its entirety.

Record Date for the Poet Special Meeting; Outstanding Shares

      The Poet board of directors has fixed the close of business on January 20, 2004 as the record date for the determination of Poet stockholders entitled to notice of and to vote at the Poet special meeting. Only holders of record of Poet common stock as of the close of business on that date are entitled to vote at the Poet special meeting. As of the record date, there were 11,011,934 shares of Poet issued and outstanding, held by approximately 70 stockholders of record. As of the record date, the directors and executive officers of Poet and their affiliates held 961,153 outstanding shares of Poet common stock. Each share of Poet common stock issued and outstanding as of the record date entitles its holder to cast one vote at the Poet special meeting.

Votes Required

      Under Delaware law, the holders of a majority of Poet’s outstanding shares on January 20, 2004 must vote in favor of the merger proposal at the Poet special meeting in order for it to be approved.

      Approval of the proposal to grant Poet discretionary authority to adjourn the Poet special meeting to a date and time not later than March 31, 2004 requires the approval of a majority of Poet’s common stock that are represented at the Poet special meeting, assuming a quorum is present.

Voting of Proxies at the Poet Special Meeting and Revocation of Proxies

      The Poet proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the board of directors of Poet for use at the Poet special meeting.

      General. Poet shares represented by a properly signed and dated proxy will be voted at the Poet special meeting in accordance with the instructions indicated on the proxy. Proxies that are properly signed and dated but which do not contain voting instructions will be voted “FOR” the proposal to approve the merger agreement and the merger and “FOR” the proposal to grant discretionary authority to adjourn the Poet special meeting. The proxy holder may vote the proxy in its discretion as to any other matter that may properly come before the Poet special meeting. The inspector of elections appointed for the Poet special meeting will tabulate the votes.

      Abstentions. Poet will count a properly executed proxy marked “ABSTAIN” as present for purposes of determining whether a quorum is present, but the Poet shares represented by that proxy will not be voted at the Poet special meeting. Any abstention will have the same effect as a vote “AGAINST” the approval of the merger agreement and the merger, and thus will have an effect on the outcome of the vote. Assuming a quorum is present at the Poet special meeting, abstentions will have no effect on the adjournment proposal.

      Broker Non-Votes. If your Poet shares are held by your broker, such shares will be voted only if you provide instructions to your broker on how to vote your Poet shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your Poet shares. Your broker cannot vote your shares of Poet common stock without specific instructions from you. In the event that a broker, bank, custodian, nominee or other record holder of Poet common stock indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter, which is called a broker non-vote, those shares will be counted for purposes of determining the presence or absence of a quorum for the transaction of business. Failure to instruct your broker how to vote on the merger will have the effect of a vote “AGAINST” the merger proposal, and thus will have an effect on the outcome of the vote. Assuming a quorum is present at the Poet special meeting, failure to instruct your broker on how to vote your Poet shares will have no effect on the adjournment proposal.

      Voting Shares in Person That Are Held Through Brokers. If your Poet shares are held by your broker or another nominee and you wish to vote those shares in person at the Poet special meeting, you must obtain from the nominee holding your Poet common stock a properly executed legal proxy identifying you as a Poet stockholder, authorizing you to act on behalf of the nominee at the Poet special meeting and identifying the number of Poet shares with respect to which the authorization is granted.

      How to Revoke a Proxy. If you submit a proxy, you may revoke it at any time before it is voted by:

•	delivering to the Secretary of Poet a written notice, dated later than the proxy you wish to revoke, stating that the proxy is revoked;

•	submitting to the Secretary of Poet a new, signed proxy with a date later than the proxy you wish to revoke; or

•	attending the Poet special meeting and voting in person.

      Notices to the Secretary of Poet should be addressed to Secretary, Poet Holdings, Inc., 1065 E. Hillsdale Blvd., Suite 205, Foster City, California 94404, USA.

Quorum and Abstentions

      In order to conduct business at the Poet special meeting, a quorum must be present. Poet’s bylaws provide that the presence in person or by proxy of the holders of at least one-third of the Poet shares outstanding on the record date will constitute a quorum at the Poet special meeting. Poet will treat shares of its common stock represented by a properly signed and returned proxy, including abstentions and broker non-votes, as present at the Poet special meeting for purposes of determining the existence of a quorum. If sufficient votes to constitute a quorum or to approve the merger agreement and the merger are not received by the date of the Poet special meeting, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. Adjournment would require the affirmative vote of the holders of a majority of the Poet shares represented at the Poet special meeting, assuming a quorum is present. The persons named as proxies would generally exercise their authority to vote in favor of adjournment.

Solicitation of Proxies and Expenses

      Poet will pay its own costs of soliciting proxies for the Poet special meeting. Certain directors, officers and employees of Poet may solicit proxies, without additional remuneration, by telephone, facsimile, electronic mail, telegraph and in person. Poet expects that the expenses of this special solicitation will be nominal. Following the mailing of this joint proxy statement/prospectus, Poet will request brokers, custodians, nominees and other record holders to forward copies of this joint proxy statement/prospectus to persons for whom they hold shares of Poet common stock and to request authority for the exercise of proxies. In such cases, Poet, upon the request of the record holder, will reimburse such holder for its reasonable expenses.

      Poet’s board of directors does not know of any matter that is not referred to in this joint proxy statement/prospectus to be presented for action at the Poet special meeting. If any other matters are properly brought before the meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

Poet Board of Directors’ Unanimous Recommendations

      After careful consideration, the board of directors of Poet believes that the terms of the merger agreement and the merger are fair to, advisable and in the best interests of Poet and its stockholders. The Poet board of directors unanimously recommends that its stockholders vote “FOR” the proposal to approve the merger agreement and the merger with Versant.

      Poet’s board of directors has also determined that the proposal to grant Poet discretionary authority to adjourn the Poet special meeting to a date not later than March 31, 2004 is in the best interests of Poet’s stockholders. The Poet board of directors unanimously recommends that Poet’s stockholders vote “FOR” the proposal to grant Poet discretionary authority to adjourn the Poet special meeting in certain circumstances to a date not later than March 31, 2004.

Voting Agreements

      Three Poet stockholders holding approximately 8.8% of the outstanding voting power of Poet as of October 31, 2003 entitled to vote at the Poet special meeting have agreed to vote all of their shares of Poet common stock in favor of the merger agreement, the merger and the adjournment proposal and have executed proxies with respect to their shares in favor of these proposals.

THE MERGER

      This section of this joint proxy statement/prospectus describes the principal aspects of the proposed merger, including the merger agreement. While Versant and Poet believe that this description covers the material terms of the merger, the merger agreement and the related transactions, this summary may not contain all of the information that is important to Versant and Poet stockholders. You can obtain a more complete understanding of the merger by reading the merger agreement, as amended, a copy of which is attached to this joint proxy statement/prospectus as Annex A. You are encouraged to read the merger agreement and the other annexes to this joint proxy statement/prospectus carefully and in their entirety.

General

      The Versant board of directors, by unanimous vote, and the Poet board of directors, by unanimous vote, have each approved the merger and the merger agreement pursuant to which the businesses of Versant and Poet are proposed to be combined. At the effective time of the merger, Poet will merge with and into Puma Acquisition, Inc., a newly formed, wholly owned subsidiary of Versant, with Poet surviving the merger and continuing as a wholly-owned subsidiary of Versant.

      Upon completion of the merger, Poet stockholders will be entitled to receive 1.40 shares of Versant common stock for each outstanding share of Poet common stock owned as of immediately prior to the effective time of the merger. The number of shares of Versant common stock issuable in exchange for each Poet share pursuant to the merger agreement, or the “exchange ratio,” will be proportionately adjusted to reflect any stock split, reverse stock split, stock dividend or similar event with respect to shares of Versant common stock or Poet common stock that occurs between September 27, 2003, the date of the merger agreement, and the effective time of the merger.

      Upon effectiveness of the merger, each outstanding option to purchase Poet common stock will cease to represent a right to acquire shares of Poet common stock and will be assumed by Versant and converted into an option to purchase a number of shares of Versant common stock equal to the number of shares of Poet common stock issuable upon exercise of the Poet stock option multiplied by the merger exchange ratio of 1.40. In addition, the per share exercise price at which Versant common stock can be purchased after the merger upon exercise of each such assumed and converted Poet option will be the exercise price per Poet share of such Poet stock option as of immediately prior to the effectiveness of the merger divided by the merger exchange ratio of 1.40. The number of Versant shares issuable under each such converted Poet option will be rounded up to the nearest whole share, and the exercise price per Versant share of such converted Poet option will be rounded down to the nearest whole cent; provided that the holder of a Poet incentive stock option may elect, by a request to Versant, to have the number of Versant common shares subject to his or her resulting Versant option rounded down and the exercise price per Versant share rounded up.

      Based on the merger exchange ratio, and assuming no change in Poet’s outstanding shares and options between September 27, 2003 (the date the merger agreement was signed) and the date of the merger, Versant and Poet estimate that Versant will issue approximately 15.3 million shares of Versant common stock to Poet stockholders in the merger, and that Poet’s outstanding options will be converted into options to purchase an aggregate of approximately 2.1 million shares of Versant common stock. Based on Versant’s capitalization as of September 27, 2003, and assuming the conversion of all the outstanding shares of Versant’s Series A preferred stock at an increased conversion rate of three shares of Versant common stock for each share of Versant Series A preferred stock as contemplated by the merger agreement, the estimated 15.3 million Versant shares to be issued to Poet stockholders in the merger would represent approximately 45% of the shares of Versant common stock outstanding immediately after the merger, and the shares of Versant common stock and shares subject to options to purchase Versant common stock to be issued by Versant in the merger will represent approximately 42.7% of Versant’s shares on a fully-diluted basis, treating all outstanding Versant options and warrants (including the converted Poet options) as having been exercised in full.

      Promptly after the effectiveness of the merger, Versant will cause an exchange agent to mail to the holders of record of Poet common stock a letter of transmittal and instructions on how to surrender Poet stock certificates in exchange for Versant common stock certificates representing the merger consideration and cash

(without interest) in lieu of fractional Versant shares. Do not mail your Poet stock certificates at this time. Upon surrendering his or her Poet common stock certificate(s), the letter of transmittal and any other documents required by the exchange agent, each holder of Poet stock certificates will be entitled to receive a certificate representing that number of whole shares of Versant common stock which that holder has the right to receive, plus cash (without interest) in lieu of fractional shares of Versant common stock, if any.

Background of the Merger

      By virtue of their mutual involvement in the object database management market, Versant and Poet have been familiar with each other’s businesses for several years and had previously had business contacts going back to 1998.

      In the fourth quarter of 2001, Nick Ordon, Versant’s Chief Executive Officer, contacted Dirk Bartels, the former President and Chief Executive Officer of Poet, regarding a possible combination of the two companies. The parties had several general discussions regarding the viability of a business combination during the last quarter of 2001 and the first quarter of 2002. These initial discussions terminated due to the parties’ inability to reach agreement on the terms for a proposed transaction.

      In late January 2003, Mr. Ordon and Bernhard Woebker, a member of Versant’s board of directors, spoke by telephone regarding the viability of Versant exploring a potential business combination with Poet. As a result of this call, on February 3, 2003, Mr. Woebker called Jochen Witte, Poet’s President and Chief Executive Officer, to arrange a meeting to discuss this topic.

      On February 6, 2003, Mr. Woebker met Mr. Witte at Mr. Woebker’s offices in Munich, Germany. In the course of their meeting, Messrs. Woebker and Witte had certain high level discussions regarding potential benefits that might be derived from a strategic transaction between Versant and Poet. Following this initial meeting, Mr. Woebker and Mr. Witte had various follow-up telephone conversations on this topic during the first half of February 2003.

      At a meeting held on February 19, 2003, Versant’s board of directors discussed the substance of Mr. Woebker’s discussions with Mr. Witte and potential synergies between Versant’s and Poet’s businesses and authorized Versant’s management to explore the possibility of more extensive discussions between the management teams of the two companies.

      On March 11, 2003, Mr. Woebker met with Mr. Witte in Hamburg, Germany and continued the dialogue between the parties on a possible transaction structure. Potential share exchange ratios were discussed on a preliminary basis and Mr. Witte provided Mr. Woebker with a high-level overview of Poet’s business, explaining Poet’s businesses and their potential fit within the structure of a combined company.

      On March 17, 2003, Mr. Woebker attended the CEBIT trade show in Hannover, Germany where Poet was presenting and had conversations with Mr. Witte during that time. On March 25, 2003, Mr. Woebker also met briefly in Hamburg, Germany with Ludwig Lutter, Poet’s Chief Financial Officer, and Robert Helgerth, Poet’s Vice President of Field Operations for its eSupplier Solutions business, to continue the parties’ discussions.

      At the Poet board meeting held on March 25, 2003 in Hamburg, Germany, Mr. Witte informed the members of the Poet board about the discussions with Versant to date regarding a possible merger between the two companies. The board discussed the possible terms of the merger, including the valuation of Poet for such a business combination. Mr. Witte also apprised the Poet board about the advantages of such a transaction to Poet and its stockholders and other strategic opportunities that might become available to Poet. The board authorized Poet’s executive officers to continue negotiations with Versant.

      At a special telephonic Versant board meeting held on March 28, 2003, Mr. Ordon and Mr. Woebker updated Versant’s board on the progress of discussions with Poet’s representatives.

      On April 9 and 10, 2003, further discussions between Versant and Poet were held in Munich, Germany. On April 9, 2003, Mr. Woebker and Mr. Ordon engaged in further dialogue concerning Poet’s business with

Mr. Lutter and Mr. Helgerth, and on April 10, 2003, a further meeting took place in Munich, Germany between Messrs. Ordon, Woebker and Witte.

      On April 23, 2003, Mr. Woebker participated in a telephone call with Mr. Helgerth to discuss Poet’s catalog solutions business. A further, more detailed call was held on April 28, 2003 between Messrs. Woebker Helgerth and Lutter.

      At a regular Versant board meeting held on May 21, 2003, Messrs. Ordon and Woebker reported to Versant’s board on the substance of their discussions with Poet and discussed Poet’s business. The Versant board concluded that a proposed transaction with Poet warranted special board focus and established a Strategic Opportunities Committee with a charter of evaluating the potential opportunity with Poet and other strategic opportunities that might become available to Versant. Versant directors Bernhard Woebker, Nick Ordon and Henry Delevati were appointed to this committee.

      This was followed on June 5, 2003 by a meeting in Saarbrucken, Germany in which Mr. Woebker and Mr. May, Chairman of the board of directors of Poet, further considered a potential merger and by meetings on June 8, 2003 and June 9, 2003 in Munich, Germany in which Mr. Woebker and Mr. Helgerth discussed the potential relationship of Poet’s catalog solutions business to the potential combined company.

      On June 11, 2003, Versant retained Seven Hills Partners LLC, a San Francisco-based investment banking firm, as its principal financial advisor with respect to the potential business combination with Poet.

      On June 24, 2003, Mr. Woebker met in Munich, Germany with Arno Fuchs of Viscardi AG, a German investment-banking firm. On June 25, 2003, Versant retained Viscardi AG to provide Versant with advice and expertise on German regulatory issues and cross-border implications that might arise in a potential merger transaction between Versant and Poet. At or about this same time, Versant also engaged outside German legal counsel to assist it in its legal diligence review of Poet.

      On June 25, 2003, Versant and Poet signed and exchanged a non-disclosure agreement relating to the possible merger to enable the parties to commence more detailed due diligence investigations of each other’s business and to facilitate more detailed business discussions.

      From June 30, 2003 to July 2, 2003, Mr. Witte met with Messrs. Ordon and Woebker and Lee McGrath, Versant’s Chief Financial Officer, at Versant’s headquarters in Fremont, California during a Versant office holiday. Mr. Witte was accompanied by Mr. May, who attended these meetings on June 30, 2003 and July 1, 2003. During these meetings, the parties engaged in preliminary negotiation of certain principal terms of the proposed business combination. In addition, on June 30, 2003, senior members of Versant’s executive management team joined the meeting and gave a presentation to Messrs. May and Witte to outline the perceived benefits of a combination of the two companies from an operational and customer perspective. A representative of Seven Hills Partners, financial advisor to Versant, also attended a portion of the June 30 meeting to review financial aspects of the proposed transaction, summarize the principal transaction terms then under discussion and discuss a projected timetable for completion of a merger between the two companies. The remainder of this visit focused on discussions regarding potential organizational structures and product strategies in a merged company.

      Following these meetings, in early July 2003, Versant and Poet continued to engage in discussions to identify and refine principal terms of a potential business combination between them and pursued preliminary diligence investigations.

      In the discussions regarding the proposed merger, Poet had indicated that, as a condition to the consummation of a merger with Versant, it would require that Versant’s outstanding Series A preferred stock be converted into Versant common stock. Consequently, on July 3, 2003, Messrs. Woebker and Ordon met with representatives of Vertex Management, Inc., Versant’s principal preferred stockholder, at Vertex’s offices to discuss a possible conversion of Vertex’s Versant Series A preferred stock.

      On July 7, 2003, Mr. Ordon and a representative of Seven Hills Partners met with a representative of Vertex to discuss a potential conversion of Vertex’s Versant Series A preferred stock into common stock.

      On July 8, 2003, Poet held a board meeting at which the material terms of the business combination then under consideration by the parties were discussed. Mr. Witte informed the board about the recent meetings with members of Versant’s management team, and discussed the complementary product offerings of Poet and Versant and the increased revenue and growth possibilities that the combined company would offer. The board also discussed issues relating to Versant’s listing on The Nasdaq SmallCap Market. Poet’s board authorized its executive officers to continue to pursue the negotiation of a transaction with Versant and, should these discussions progress, to pursue a more thorough financial and legal due diligence investigation.

      On July 14, 2003, Mr. Ordon and Mr. Woebker met with Mr. Witte and Mr. May in Hamburg, Germany to discuss terms of the potential merger and related business issues. Mr. Witte also discussed the merger with Mr. Woebker by telephone on July 17, 2003. On July 15, 2003, Poet’s board authorized the retention of equinet Corporate Finance AG or “Equinet” to act as its financial advisor in connection with the proposed transaction.

      Versant’s Strategic Opportunities Committee met on July 18, 2003. Also attending this meeting by invitation were Dan Roberts, a member of Versant’s board of directors, Mr. McGrath, a representative of Seven Hills Partners and representatives of Versant’s legal counsel, Fenwick & West LLP. Mr. Ordon reported on the perceived business fit and expected synergies between Versant and Poet, as well as risks and concerns posed by a business combination of Versant and Poet. He also reviewed the status of the negotiation of key transaction terms, including Poet’s request that Versant’s Series A preferred stock be converted into common stock prior to the closing of a merger, Versant’s discussions with Vertex regarding this proposal and Poet’s desire for a change in the size and composition of Versant’s board of directors following a merger. The Strategic Opportunity Committee discussed these terms, as well as proposed valuation ranges then under discussion with Poet. Seven Hills Partners discussed valuation issues with the Committee. At the conclusion of the meeting, the Committee authorized Mr. Ordon and Versant’s management to continue its negotiations with Poet and with Vertex.

      On July 21, 2003, Mr. Witte and Mr. Woebker met in Munich, Germany to discuss and negotiate the terms of the proposed merger.

      At a telephonic board meeting held on July 29, 2003, Versant’s board of directors received a report on the anticipated financial results for Versant’s third fiscal quarter ended July 31, 2003 and an update from Mr. Ordon on the progress of Versant’s discussions with Poet and management’s assessment of Poet’s business and possible advantages of a combination of Versant and Poet. As part of his report, Mr. Ordon discussed Versant’s strategy, the anticipated impact of a merger with Poet on Versant’s financial condition and business, the estimated timing of a transaction, the pending discussions with Vertex regarding the possible conversion of Versant’s outstanding Series A preferred stock into common stock, and other related matters. A representative of Seven Hills Partners reviewed with the board Seven Hills Partners’ preliminary financial analysis of the transaction. The board reviewed and considered these matters in detail. Versant’s legal counsel briefed the board on its fiduciary duties associated with consideration of a merger as well as stockholder voting and related legal requirements. Following this meeting, Versant’s board authorized Versant’s officers to continue negotiations with Poet, to pursue further due diligence on Poet, and to report back to the Versant board.

      In late July 2003 and early August 2003, both parties began more intensive due diligence efforts. As part of this diligence effort, Versant’s in-house legal counsel visited Poet’s headquarters in Hamburg, Germany on August 14, 2003 to conduct a diligence review with the assistance of outside German legal counsel retained by Versant.

      Jochen Witte and Andreas Renner, the director of Poet’s FastObjects development team, visited Versant’s headquarters in Fremont, California on August 4-5, 2003. On August 4, 2003, Mr. Ordon and Mr. Witte discussed with representatives of Versant’s counsel and Poet’s counsel, Perkins Coie LLP, the terms of the draft merger agreement. During this visit to Versant’s offices, representatives of Poet met with representatives of Versant to exchange business due diligence data and to discuss integration issues, including the post-merger role of Poet’s management team, as well as strategies for the combined company.

      At Poet’s board meeting held on August 8, 2003, Mr. Witte provided an update to the board on the status of the proposed merger with Versant. The board reviewed the preliminary due diligence findings regarding Versant, including Versant’s real-time business, its operations in India and the possible business strategy of Versant after the consummation of the merger. The board also discussed the expenses associated with the merger, including legal and accounting fees, and fees to be paid to its financial advisor, Equinet.

      Between August 1, 2003 and September 1, 2003, the parties and their counsel negotiated the draft merger agreement. During this period both sides continued their diligence reviews of the other party.

      A meeting of Versant’s board of directors was held on August 14, 2003, at which Versant’s management briefed the board on the status of negotiations with Poet and preliminary diligence and legal issues. Seven Hills Partners presented additional financial analysis of the proposed merger. The board reviewed with Versant’s management the business case for the proposed merger, including management’s business plan and forecasts for the combined company, as well as discussion of synergies and other benefits anticipated to be derived from the merger, including potential cost-savings, increased working capital, improved product offerings and enhanced market position. The board reviewed Poet’s comments to the merger agreement with Versant’s outside counsel and discussed how to respond to them. At the conclusion of the meeting, the board authorized Versant’s executive management to continue negotiation of the merger agreement with Poet consistent with the board’s guidance and the terms presented by management at the meeting.

      On August 27, 2003, Versant’s board of directors held a telephonic meeting to review the status of negotiations with Poet, the business objectives and potential benefits and risks of the proposed transaction, timing issues and a proposed exchange ratio for the merger. A representative of Seven Hills Partners reviewed with the board its financial analysis of the proposed exchange ratio. The board also reviewed changes to the proposed merger agreement with Versant’s outside legal counsel, including proposed closing conditions. At the conclusion of the meeting, the Versant board authorized management to continue negotiation of the merger agreement. Later on August 27, 2003, officers of Versant and Poet discussed certain outstanding terms of the proposed merger agreement.

      On August 29, 2003, Poet’s board of directors also met to discuss the status of negotiations between the parties. equinet Corporate Finance AG discussed the fairness of the proposed exchange ratio for the merger. Poet’s outside counsel summarized its latest due diligence findings for the members of the Poet board. After this discussion, Poet’s board directed Poet’s management to pursue further negotiations with Versant to resolve the remaining open issues.

      Between September 1, 2003 and September 15, 2003, the parties attempted to reach agreement on a mutually acceptable exchange ratio for the merger. On September 3, 2003, Mr. Woebker met with Mr. May in Berlin, Germany to discuss this matter. On September 12, 2003, Mr. Woebker and Mr. Witte discussed this issue by telephone.

      On September 15, 2003, Mr. Ordon and Mr. Witte discussed several remaining open issues in the merger agreement, including the exchange ratio at which Poet shares would be converted into shares of Versant common stock in the merger. Versant and Poet continued their due diligence reviews and Mr. Ordon and Mr. Witte continued to discuss and negotiate the terms of the merger agreement.

      On September 17, 2003, Poet and its counsel and Versant and its counsel had conversations to finalize the remaining open issues in the merger agreement. On September 18, 2003, the board of directors of Poet also received a report from Poet’s counsel as to the status of negotiations on the merger agreement.

      On September 19, 2003, there were further communications between Versant and its counsel and Vertex and representatives of Versant’s other preferred stockholder regarding terms of a proposed agreement pursuant to which Vertex would agree to approve certain amendments of Versant’s corporate charter to effect the conversion of Vertex’s shares of Versant Series A preferred stock into Versant common stock concurrent with the consummation of the merger.

      Between September 20, 2003 and September 25, 2003, the companies and their respective counsel finalized certain terms of the merger, other than the exchange ratio, continued their due diligence reviews and the negotiation of definitive agreements. Versant also negotiated terms of a preferred stock conversion agreement with Vertex and The Cohen Family Partnership during this time period.

      On September 22, 2003, Versant’s board of directors held a meeting to review the draft merger agreement and the status of the merger negotiations, with a focus on determination of an exchange ratio for the merger. The board reviewed Versant’s interim operating results for its fourth fiscal quarter and then discussed the proposed merger with Poet. Versant’s outside counsel summarized changes to the most recent draft of the proposed merger agreement and advised the board regarding its fiduciary duties in evaluating the merger. Versant’s management team updated the board on the status of negotiations with Poet. Seven Hills Partners presented a financial analysis of a proposed exchange ratio for the merger. After this discussion, Versant’s board directed management to pursue further negotiations with Poet to resolve remaining open issues, including the definitive exchange ratio for the merger.

      On September 22, 2003, the board of directors of Poet met to discuss the status of the merger negotiations, due diligence, and the fairness analysis being conducted by Equinet, which continued to act as Poet’s financial advisor in connection with the proposed transaction. The board also discussed the fairness of the proposed exchange ratio for the merger. Poet’s outside counsel advised the members of the Poet board about their fiduciary duties in evaluating the merger and the current terms of the merger agreement and the merger.

      During the week of September 22, 2003, the management teams of Poet and Versant finalized their negotiations regarding the exchange ratio for the merger.

      On September 26, 2003, Versant finalized an agreement with its preferred stockholders under which they would agree to approve amendments to Versant’s articles of incorporation that would cause all outstanding shares of Versant’s Series A preferred stock to be converted into common stock at an increased conversion rate contingent upon the consummation of the merger with Poet and the required approval of Versant’s stockholders.

      On September 27, 2003, Versant’s board held a special telephonic meeting to consider approval of the merger agreement and the merger and certain related matters, including proposed amendments to Versant’s articles of incorporation and a preferred stock conversion agreement with Versant’s Series A preferred stockholders. The meeting was also attended by representatives of Versant’s management team and by representatives of Fenwick & West LLP and Seven Hills Partners. At the meeting, Versant’s senior management reported that the parties had tentatively agreed on a proposed exchange ratio for the merger of 1.40 Versant shares for each Poet share and had agreed in principle on the form of merger agreement. Seven Hills Partners then presented the board with an update of its financial analysis of the exchange ratio. The board discussed Seven Hills Partners’ presentation and posed questions to Seven Hills Partners. Following this discussion, Seven Hills Partners rendered its oral opinion to Versant’s board (which was subsequently confirmed in writing) that, as of September 27, 2003, and based upon the assumptions made, matters considered and limits of review set forth in such written opinion, the exchange ratio was fair to Versant from a financial point of view. Versant’s outside counsel reported on certain changes to the merger agreement, summarized the terms of a definitive agreement reached with Versant’s Series A preferred stockholders for the conversion of their Versant Series A preferred stock upon completion of the merger and discussed the proposed amendments to Versant’s articles of incorporation called for by the merger agreement. Versant’s internal counsel then reported on legal and business diligence issues regarding Poet and responded to questions from the directors regarding these matters. After extensive discussion, at the conclusion of the meeting, Versant’s board of directors approved the proposed form of merger agreement, the merger, the exchange ratio, the related agreements and the proposed amendments to Versant’s articles of incorporation.

      On September 27, 2003, the Poet board of directors held a special meeting to consider approval of the merger agreement and the merger. The meeting was also attended by representatives of Poet’s management team and representatives of Perkins Coie LLP and equinet Corporate Finance AG. Mr. Witte discussed the recent developments in the proposed merger with Versant and Poet’s board reviewed the terms of the definitive merger agreement with Perkins Coie LLP and the resolution of previously outstanding matters. In addition, Poet’s counsel updated the board on its legal diligence report. The board also discussed other issues relating to the merger agreement, including termination of Poet’s 1999 Employee Stock Purchase Plan and 401(k) Plan and the deposit of 50% of Poet’s cash and cash equivalents in US Dollar-Denominated accounts. Representatives of Equinet rendered an oral opinion, which opinion was subsequently confirmed in writing, to the effect that, as of that date, the exchange ratio was fair, from a financial point of view, to the holders of Poet common stock. The members of the board discussed Equinet’s opinion and analysis of the exchange ratio and posed questions to representatives of Equinet. After full discussion, the Poet board unanimously approved the merger and merger agreement.

      Later on September 27, 2003, after the approval of the merger by the Poet board and the Versant board, the merger agreement and related agreements were executed. The two companies issued press releases announcing the merger on Monday, September 29, 2003.

      Following the signing of the merger agreement, representatives of Versant and Poet further discussed the costs of listing Versant’s common stock on the Frankfurt Stock Exchange following the merger, as well as the potential impact of such listing on the future liquidity and trading volumes of Versant’s common stock. After consideration of these issues and the fact that Versant’s common stock is currently traded on the over-the-counter market in Germany, Versant and Poet mutually agreed that Versant should not be required to apply for listing of its shares on the Frankfurt Stock Exchange following the merger. Accordingly, on January 20, 2004, Versant, Poet and Puma Acquisition, Inc. executed an Amendment to Agreement and Plan of Merger, or “Amendment,” which terminated Versant’s obligation to apply for listing of its common shares on the Frankfurt Stock Exchange following the merger. The text of the Amendment is included in Annex A to this joint proxy statement /prospectus immediately following the text of the merger agreement.

Versant’s Reasons for the Merger

      Both Versant and Poet are leading providers of object-oriented database software. By merging with Poet, Versant hopes to become recognized as the preeminent developer of object-based software solutions for enterprises. The merger will enable Versant and Poet to share their expertise and technologies in order to develop products with increased quality to improve Versant’s stature in the market and provide it stronger name and brand recognition. In short, Versant expects that the merger will give it greater critical mass to improve its competitive position.

      Versant also believes that the merger will increase the size and variety of its customer base, affording Versant opportunities to increase its revenues by exploiting the complementary nature of Versant’s and Poet’s customers. Versant’s products have been marketed primarily to enterprises managing high volumes of critical transaction data, particularly in the telecommunications, financial services and defense industries, whereas Poet has focused on the embedded database market. As a result, Versant’s and Poet’s products have historically addressed different market segments, and not generally been directly competitive, and Versant and Poet have developed complementary customer bases. This is also true from a geographic perspective, as Versant derives most of its revenue from North American customers while most of Poet’s sales are in Europe. Through the merger, Versant hopes to generate additional sales opportunities by exploiting Versant’s and Poet’s existing sales channels to more cost-effectively sell each company’s products to a larger set of customers. The merger will also result in Versant having an expanded line of product offerings that it believes can lead to increased sales opportunities.

      Another important factor in Versant’s decision to pursue the merger was Poet’s cash assets, which were approximately $9.2 million as of September 30, 2003. Poet’s additional cash reserves will provide the combined company with a significantly improved cash position. Increasing Versant’s cash and working capital through the merger will give Versant greater stability, market credibility and potentially improved access to debt and equity financing. Having greater financial resources may also give Versant the capability to pursue strategic initiatives and opportunities, such as new product development efforts, sales and marketing campaigns, acquisitions of assets or businesses and other actions necessary to maintain Versant’s competitiveness. In evaluating the merger, Versant considered the terms on which it might be able to obtain equivalent amounts of additional working capital apart from the merger, the availability of capital in the current market, the cost of obtaining such capital and the potential resulting dilution to Versant’s stockholders, and Versant believes that the merger with Poet offers a more attractive alternative.

      Versant has significant international sales, primarily in Europe, and seeks to increase these sales. Based in Germany, Poet has an established European sales, marketing and distribution presence. Versant believes that the combined company’s international sales efforts will benefit from important synergies between Versant’s and Poet’s complementary sales channels. By joining with Poet, Versant will acquire a stronger European sales infrastructure that should enable Versant to cost-effectively increase its European revenues. Poet’s European engineering expertise will also assist Versant in developing improved products for the European market. Likewise, Versant believes that its existing North American sales capabilities can increase North American sales of Poet’s product offerings.

      By combining Versant’s and Poet’s operations, Versant also expects to achieve cost reductions through consolidation of certain common functions, which should enhance Versant’s efforts to achieve profitability. For example, Versant expects that general and administrative costs for the combined company will be substantially less than the total of Versant’s and Poet’s separate general and administrative expenses. Similarly, Versant anticipates reductions in certain sales and marketing expenses by more cost-effective use of Versant’s and Poet’s sales channels and the elimination of certain overlapping sales and marketing efforts.

      The merger will also strengthen Versant’s senior management team by adding the experience of Poet’s management. In particular, Jochen Witte, Poet’s Chief Executive Officer, has indicated that he will serve as Versant’s President of European Operations following the merger, which will enable Versant to utilize his skills and knowledge of the European market.

      In summary, by combining with Poet in the merger, Versant believes that it will become a significantly more competitive company with an enhanced market presence, a larger and more varied customer base and product line, a stronger financial condition, and an improved international sales and engineering structure. Versant also anticipates that the merger will give the combined company greater credibility with customers, new opportunities for sales to an expanded customer base and the ability to achieve meaningful cost savings. Versant believe that these combined benefits will give Versant an improved position for achieving profitability.

Recommendation of the Merger by the Versant Board of Directors

      At a meeting held on September 27, 2003, Versant’s board of directors unanimously:

•	determined that the merger agreement, the merger, the issuance of shares of Versant’s common stock and options to purchase Versant common stock pursuant to the merger, the proposed amendments to Versant’s articles of incorporation and a preferred stock conversion agreement with Versant’s Series A preferred stockholders, were in the best interests of Versant and its stockholders;

•	approved the merger agreement, the merger, the issuance of shares of Versant common stock and options to purchase Versant common stock pursuant to the merger and, on the basis that such amendments would be put in effect only in connection with consummation of the merger, the proposed amendments to Versant’s articles of incorporation and the preferred stock conversion agreement with Versant’s Series A preferred stockholders;

•	directed that Versant hold a special meeting of its stockholders to present the merger agreement, the merger, the issuance of shares of Versant common stock and options to purchase Versant common stock pursuant to the merger and the proposed amendments to Versant’s articles of incorporation for the consideration and approval of Versant’s stockholders; and

•	resolved to recommend that Versant’s stockholders approve the merger agreement, the merger, the issuance of shares of Versant common stock and options to purchase Versant common stock pursuant to the merger and each of the proposed amendments to Versant’s articles of incorporation in connection with the merger.

      In the course of reaching its decision to approve the merger agreement, the merger, the issuance of shares of Versant common stock and options to purchase Versant common stock and the proposed amendments to its articles of incorporation, Versant’s board of directors consulted with Versant’s senior management, its legal counsel regarding the legal aspects of the merger and its financial advisors regarding the financial terms of the merger, and reviewed a significant amount of information and considered the following factors:

•	the strategic reasons for the merger (described in the section entitled “The Merger — Versant’s Reasons for the Merger” beginning on page 62);

•	the potential benefits to Versant stockholders of growth opportunities that may occur following the merger due to the strategic reasons for the merger;

•	financial market conditions, historical market prices, volatility and trading information with respect to Versant’s common stock and Poet’s common stock;

•	historical and current information about Versant’s and Poet’s respective businesses, prospects, financial performance, financial condition (including cash resources), operations, technology, management and competitive position, including public reports filed by Versant and Poet with the SEC concerning the results of their respective operations during the most recent fiscal year and fiscal quarter of each company, market data and management’s knowledge of the industry;

•	the opinion of Seven Hills Partners LLC dated September 27, 2003 that, as of that date, and based upon the assumptions made, matters considered and limits of review set forth in Seven Hills Partners’ written opinion, the exchange ratio was fair to Versant from a financial point of view. A copy of the Seven Hills Partners opinion is attached to this joint proxy statement/prospectus as Annex E. This written opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Seven Hills Partners, see “The Merger — Opinion of Versant’s Financial Advisor” on page 70;

•	the potential impact of the merger on Versant’s customers;

•	the fact that Versant’s stockholders would have the opportunity to vote upon the merger agreement, the merger, the issuance of shares of Versant common stock and options to purchase common stock in the merger and each of the proposed amendments to its articles of incorporation;

•	the likelihood that Versant and Poet will be able to complete the merger;

•	reports from Versant’s management, German legal counsel, internal legal counsel and financial advisors about the results of their due diligence investigation of Poet;

•	the terms and conditions of the merger agreement, including:

•	the fact that the exchange ratio determining the number of shares of Versant common stock to be issued for each Poet share in the merger is fixed;

•	the terms on which Versant’s preferred stockholders are to convert their Versant Series A preferred stock into Versant common stock and the proposed increase in the conversion rate of Versant’s Series A preferred stock;

•	the composition of Versant’s board of directors after the merger;

•	the proposed amendment to Versant’s articles of incorporation requiring that 80% of its directors approve certain transactions of Versant for one year following the merger;

•	the terms of Mr. Witte’s employment following the merger;

•	covenants imposing restrictions on the conduct of each party’s business pending closing of the merger;

•	the no-solicitation provisions and restrictions imposed on each party’s ability to engage in negotiations with, provide any confidential information or data to, and otherwise have certain discussions with, any person relating to, an alternative acquisition proposal under certain circumstances;

•	the conditions to each party’s obligation to effect the merger;

•	the definition of “material adverse effect;”

•	the limited ability of each party to terminate the merger agreement;

•	Poet’s ability to terminate the merger agreement if Versant agrees to or completes certain financing transactions prior to consummation of the merger; and

•	the fees payable by either party to the other if the merger agreement is terminated under certain circumstances, which include the failure of a party’s stockholders to approve the merger;

•	Versant’s prospects as an independent company;

•	the potential for other third parties to enter into strategic relationships with or to acquire Poet; and

•	possible strategic actions Versant could pursue as alternatives to the merger.

      In reaching its determination, Versant’s board of directors believes that the factors described above generally figured positively with respect to the acquisition, as advantages or opportunities to be derived from the merger, except for the last four factors above, which figured both positively and negatively. Versant’s board of directors also considered the following potentially negative factors in its deliberations concerning the merger:

•	the possibility that the merger might not be consummated and the effect of public announcement of the merger on:

•	Versant’s revenues and other operating results;

•	Versant’s ability to attract and retain key management, marketing and technical personnel;

•	progress of certain development projects; and

•	customer relationships;

•	the risk that the potential benefits sought in the merger might not be realized;

•	the substantial expenses to be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger and the impact of those expenses if the merger is not consummated;

•	the risk that key technical and management personnel might not remain employed by the combined company and key customers might terminate their relationships with the combined company;

•	the volatility of the market prices of Versant’s and Poet’s common stock;

•	the fact that the exchange ratio for the merger is fixed and thus will not reflect changes in the market prices of Versant’s or Poet’s common stock;

•	the terms of the merger agreement regarding Versant’s right to consider and negotiate other acquisition proposals in certain circumstances, as well as the possible effects of the provisions in the merger agreement regarding termination fees;

•	the availability and potential impact of dissenting stockholders’ appraisal rights to Versant and Poet stockholders in connection with the merger; and

•	various other risks associated with the merger and the business of Versant and the combined company described in the section entitled “Risk Factors” beginning on page 28 of this joint proxy statement/prospectus.

      The above discussion of the material factors is not intended to be exhaustive, but does set forth the principal factors considered by the Versant board of directors. After due consideration, the Versant board of directors unanimously concluded that the potential benefits of the merger outweighed the risks associated with the merger.

      In view of the wide variety of factors considered by the Versant board of directors in connection with the evaluation of the merger and the complexity of these matters, the Versant board of directors did not consider it practical to quantify, rank or otherwise assign relative weights to the foregoing factors, and it did not attempt to do so. Rather, the Versant board of directors made its recommendation based on the totality of the information presented to it, and the investigation conducted by it. The Versant board of directors considered all these factors and determined that these factors, as a whole, supported the conclusions and recommendations described above.

      In considering the recommendation of the Versant board of directors to approve and adopt the merger agreement, the merger and the proposed amendments to Versant’s articles of incorporation, Versant stockholders should be aware that some officers and directors of Versant have interests in the proposed merger that are different from and in addition to the interests of Versant stockholders generally. The Versant board of directors was aware of these interests and considered them in approving these proposals being presented to the Versant stockholders. See the section entitled “The Merger — Interests of Certain Persons in the Merger” beginning on page 82 of this joint proxy statement/prospectus.

Poet’s Reasons for the Merger

      Poet is a provider of innovative software infrastructure and solutions that allow organizations to efficiently share, manage and manipulate complex data and facilitate effective business-to-business processes and information exchange over the Internet. Poet’s Internet solutions provide its customers with the ability to efficiently create, manage, manipulate and electronically distribute and exchange complex business information such as product catalogs, customer pricing and other related information. Poet’s solutions leverage the Internet as a new means to increase customer relationships, create new electronic sales channels, accelerate and automate business processes and reduce overhead costs. Versant is also a leader in the data management industry, but has traditionally focused its sales efforts on a different group of customers and in different geographic locations than Poet. Poet’s board of directors views the merger between Poet and Versant as a vital opportunity to expand its current customer base, explore research, development and marketing synergies, provide a broader product line and ultimately increase revenues.

      The board of directors of Poet expects that the combined company will provide a more comprehensive suite of products and services to customers than either Poet or Versant could provide alone. With a broadened products offering, the Poet board anticipates that the combined company will be better situated to maintain current customers and attract new customers. Further, Poet’s strengths in the area of standard applications and computer-aided devices complements Versant’s strengths in the field of business-critical high-speed applications. The Poet board believes that the combined company will be in an excellent position to benefit from some of the most important trends in today’s IT landscape, in particular the rapidly growing acceptance of the Internet and the growing trend towards processing complex data in real time. The Poet board believes that the complementary products Versant and Poet will bring to the combined company may advance Versant’s position in the competitive database management industry and may enable Versant to more efficiently and effectively compete with companies such as Progress Software Corporation and Objectivity, Inc., among others, that offer a more comprehensive range of products.

      Further, the board of directors of Poet believes that the combined company will have greater resources with which to enhance its market presence, pursue research and development opportunities and provide coverage to customers. Poet will supply needed capital to the combined company and strong engineering and marketing organizations in Europe through which Versant products may be better marketed and serviced overseas. Versant will provide valuable sales and marketing capabilities that may further the sale and servicing of Poet products to a more extensive customer base.

      The Poet board also views the increased strength of the combined company’s financial position and growth possibilities as potentially improving the combined company’s ability to obtain crucial capital through debt and equity financings for future growth. Further, the Poet board also recognizes that this combined strength should make the combined company a more attractive strategic partner for future product development and marketing efforts.

      The Poet board further believes that the combined operations of the two companies should result in efficiencies arising from shared business functions, marketing and sales efforts and proprietary technologies. Through these synergies, the combined company may operate more efficiently and reduce costs, thus improving its overall margins. The combined company will have a larger manufacturing network and a broader international presence; both factors the Poet board deems crucial to attracting and serving global customers.

      In addition, the Poet board considers Poet’s strong sales and marketing infrastructure in Europe and Versant’s strong sales and industry presence in the United States, and believes the combined company may be uniquely positioned to leverage its global presence. Without having to expend significant additional resources, the combined company may increase the visibility and sales of products that previously had not enjoyed success in certain markets.

      The Poet board also believes that Poet and Versant share a number of important long-term corporate values, including commitment to market leadership through innovative products and a desire to continuously deliver more value to customers. Both companies also benefit from talented and dedicated employees with a long-standing commitment to excellence. The Poet board believes that these shared values will facilitate a relatively smooth integration of the two companies.

      After the consummation of the merger, Versant’s common shares are anticipated to be listed on The Nasdaq SmallCap Market. Poet’s board of directors believes this listing will provide Poet’s stockholders greater liquidity. In addition, the Poet board considered the prices of Versant and Poet common stock at the time it approved the merger agreement and considered the premium of the transaction value offered over the then prevailing market price of Poet common stock as highly beneficial to Poet stockholders.

      In summary, the board of directors of Poet believes that the terms of the merger are advisable, fair to and in the best interests of, Poet and its stockholders. Poet’s board believes that the merger represents an opportunity to enhance value for Poet stockholders. The Poet board approved the merger and determined that the merger would provide Poet with increased breadth and depth across its products, market segments and industry coverage, anticipating that the combination of Versant and Poet will provide the combined company greater credibility with customers, substantial cost savings, higher revenues and better opportunities to expand its customer base.

Recommendation of the Merger by the Poet Board of Directors

      At a meeting held on September 27, 2003, Poet’s board of directors unanimously:

•	determined that the merger agreement and the merger were in the best interests of Poet and its stockholders;

•	approved the merger agreement and the merger;

•	directed that Poet hold a special meeting of its stockholders to present the merger agreement and the merger for the consideration and approval of its stockholders; and

•	resolved to recommend that Poet’s stockholders approve the merger agreement and the merger.

      In the course of reaching its decision to approve the merger agreement and the merger, the board of directors of Poet consulted with its management and outside legal counsel and financial advisor as part of the process of approving the merger and considered the following factors:

•	the strategic reasons for the merger described in the section titled “The Merger — Poet’s Reasons for the Merger” beginning on page 66;

•	the potential benefits to Poet stockholders of growth opportunities which may occur following the merger due to the strategic reasons for the merger;

•	historical information concerning the businesses, financial performance and condition, market opportunities and position, technologies and management of the two companies;

•	Poet management’s view of the benefits of the merger and of the impact of the merger on the combined business and operations of the two companies;

•	estimates of future financial results of the two companies illustrating the potential financial results of the combined company;

•	financial market conditions, current and historical information concerning the trading prices and volatility of the two companies’ shares;

•	the premium represented by the offer consideration and the premiums paid in other recent transactions that could be viewed as comparable, as well negotiations between Versant and Poet relating to the offer consideration;

•	the opinion of Equinet to the effect that, as of the date of the opinion, the exchange ratio of the merger is fair, from a financial point of view, to the holders of Poet common stock. A copy of the Equinet opinion is attached to this joint proxy statement/prospectus as Annex F;

•	the likelihood that Poet and Versant will be able to consummate the transaction;

•	the impact of the merger upon customers and employees of the respective companies;

•	reports from Poet’s management, financial and legal advisors as to the results of their due diligence investigation of Versant;

•	the fact that Poet stockholders would have the opportunity to vote on the merger agreement and the merger;

•	the terms of the merger agreement, including:

•	the fact that the exchange ratio determining the number of shares of Versant common stock to be issued for each Poet share in the merger is fixed;

•	the composition of Versant’s board of directors after the merger;

•	the assumption of Poet options in the merger;

•	the proposed amendment to Versant’s articles of incorporation requiring that 80% of its directors approve certain transactions of Versant for one year following the merger;

•	the elimination of the liquidation preferences of Versant’s Series A preferred stock upon conversion of such shares in the merger;

•	the terms of Mr. Witte’s employment following the merger;

•	covenants imposing restrictions on the conduct of each party’s business pending closing of the merger;

•	the no-solicitation provisions and restrictions imposed on each party’s ability to engage in negotiations with, provide any confidential information or data to, and otherwise have certain discussions with, any person relating to, an alternative acquisition proposal under certain circumstances;

•	the listing of Versant stock issued in the merger on the The Nasdaq SmallCap Market;

•	the conditions to each party’s obligation to effect the merger;

•	the definition of “material adverse effect;”

•	the limited ability of each party to terminate the merger agreement;

•	Poet’s ability to terminate the merger agreement if Versant agrees to or completes certain financing transactions prior to consummation of the merger; and

•	the fees payable by either party to the other if the merger agreement is terminated under certain circumstances, which include the failure of a party’s stockholders to approve the merger;

•	Poet’s prospects as an independent company;

•	the potential for other third parties to enter into strategic relationships with or to enter into a business combination with Poet; and

•	possible strategic actions Poet could pursue as alternatives to the merger.

      In reaching its determination, Poet’s board of directors believes that the factors described above generally figure positively with respect to the proposed merger, as advantages or opportunities to be derived from the merger, except for the last four factors above, which figured both positively and negatively. Poet’s board of directors also considered the following potentially negative factors in its deliberations concerning the merger:

•	the terms of the merger agreement and related agreements, by themselves and in comparison to the terms of other transactions, and the intensive negotiations between Versant and Poet, including their negotiations relating to the details of the merger agreement, including but not limited to, the conditions to the parties’ obligations to complete the merger, the parties’ termination rights, the termination fee that either party may be required to pay the other party in certain circumstances and the voting agreements;

•	the fact that the consideration is based on a fixed exchange ratio means that the aggregate value of the transaction will fluctuate subject to the changes in the trading price of Versant common stock in the public market;

•	the fact that, pursuant to the merger agreement, Poet is required to obtain Versant’s consent before it can take a variety of actions between the signing and the closing of the merger;

•	the risk that, the potential benefits of the merger may not be realized;

•	the challenges of integrating the management teams, strategies, cultures and organizations of the two companies;

•	the risk of disruption of sales momentum as a result of uncertainties created by the announcement of the merger;

•	the risk that despite the efforts of the combined company, key technical and management personnel of Poet might not choose to remain employed by the combined company;

•	the adverse effect on Poet’s business, operating results and financial condition and the effect on Poet’s ability to attract and retain key management, marketing and technical personnel in the event the merger is not consummated following public announcement that the merger agreement had been entered into;

•	the operating results and financial condition of Versant, including current cash reserves and liquidity of Versant;

•	the possibility that the trading price or value of Versant’s common stock may decrease in the future;

•	Versant’s ability to enter into certain financing transactions prior to the consummation of the merger which could severely dilute the percentage ownership of Poet stockholders at the effective time of the merger;

•	the terms of the merger agreement regarding Poet’s right to consider and negotiate other acquisition proposals in certain circumstances, as well as the possible effects of the provisions in the merger agreement regarding termination fees;

•	the availability and potential impact of dissenting stockholders’ appraisal rights to Versant and Poet stockholders in connection with the merger; and

•	other applicable risks described in this joint prospectus/proxy statement in the section entitled “Risk Factors.”

      The foregoing discussion of the information and factors considered by the Poet board of directors is not meant to be exhaustive. After due consideration, Poet’s board of directors unanimously concluded that the potential benefits of the merger outweighed the risks associated with the merger.

      Given the complexity of the issues and the number of factors considered, the Poet board of directors did not attempt to quantify or otherwise assign relative weight to specific factors. Individual directors may have given differing weights to different factors. Rather, Poet’s board of directors made its recommendation based on the totality of the information presented to it, and the investigation conducted by it. Poet’s board of directors considered all these factors and determined that these factors, as a whole, supported the conclusions and recommendations described above.

      In considering the recommendation of the Poet board of directors to approve and adopt the merger agreement and the merger, Poet stockholders should be aware that some officers and directors of Poet have interests in the proposed merger that are different from and in addition to the interests of Poet stockholders generally. The Poet board of directors was aware of these interests and considered them in approving the merger agreement and the merger. See the section entitled “The Merger — Interests of Certain Persons in the Merger” beginning on page 82 of this joint proxy statement/prospectus.

Opinion of Versant’s Financial Advisor

      The board of directors of Versant engaged Seven Hills Partners LLC to act as Versant’s financial advisor and to render a fairness opinion in connection with the proposed merger of Versant and Poet. On September 27, 2003, Seven Hills Partners delivered to the Versant board of directors its oral opinion (which was subsequently confirmed in writing) that, as of that date and based upon the assumptions made, matters considered and limits of review set forth in Seven Hills Partners’ written opinion, the exchange ratio in the merger was fair to Versant from a financial point of view.

      The full text of Seven Hills Partners’ written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Seven Hills Partners in delivering its opinion, is attached as Annex E to this joint proxy statement/prospectus. Versant stockholders should read the opinion carefully and in its entirety. The following description of Seven Hills Partners’ opinion is only a summary of the written opinion and is qualified in its entirety by the written opinion and is not a substitute for the written opinion.

      Seven Hills Partners provided the opinion described above for the information and assistance of the Versant board of directors. The terms of the merger agreement and the exchange ratio, however, were determined through negotiations between Versant and Poet, and were approved by the Versant board of directors. Versant did not impose any limitations on Seven Hills Partners with respect to the investigations made or procedures followed in rendering its opinion.

      Seven Hills Partners directed its opinion to Versant’s board of directors. The opinion does not constitute a recommendation as to how any holder of shares of Versant common stock or Versant Series A preferred stock should vote with respect to the merger or any other matter. The opinion addresses only the fairness, from a financial point of view, to Versant of the exchange ratio in the merger. It does not address the relative merits of the merger as compared to any alternative business transaction that might be available to Versant. Further, it does not address the underlying decision by Versant to engage in the merger.

      In connection with its opinion, Seven Hills Partners, among other things:

•	reviewed certain publicly available financial statements and other information of Versant and Poet, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Versant and Poet, prepared by the managements of Versant and Poet, respectively;

•	reviewed certain financial projections prepared by the managements of the Versant and Poet;

•	reviewed certain projections of the anticipated financial benefits and synergies of the merger including, cost savings, and costs anticipated prior to and resulting from the merger prepared by the management of Versant and Poet;

•	reviewed the pro forma impact of the merger on certain financial and operating metrics, including the impact on cash balances, for the combined company;

•	discussed the past and current operations and financial condition and the prospects of Versant and Poet, including financial projections prepared by the managements of Versant and Poet and information relating to certain strategic, financial and operational benefits anticipated from the merger and the conversion of Versant’s Series A preferred stock in connection with the merger, with senior executives of Versant and Poet;

•	reviewed and compared the reported prices and trading activity for Versant’s common stock and Poet’s common stock;

•	reviewed and compared certain financial and stock market information for Versant and Poet with similar information for certain other companies the securities of which are publicly traded;

•	reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions;

•	reviewed and discussed with the senior managements of Versant and Poet their strategic and financial rationales for the merger;

•	participated in discussions and negotiations among representatives of Versant, Poet and their advisors;

•	reviewed the draft dated September 20, 2003, of the merger agreement and certain related documents; and

•	reviewed such other financial studies and analyses and took into account such other matters as Seven Hills Partners deemed necessary, including its assessment of general economic, market and monetary conditions.

      Seven Hills Partners relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion, and Seven Hills Partners did not undertake any independent verification of such information. Seven Hills Partners relied upon the assurances of management of Versant that it is not aware of any facts that would make such information inaccurate or misleading. With respect to projections and information relating to the strategic, financial and operational costs and benefits anticipated prior to and resulting from the merger and the conversion of Versant’s Series A preferred stock in connection with the merger, Seven Hills Partners assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Versant and Poet, in each case on a standalone and combined basis. Seven Hills Partners did not obtain or make, or assume responsibility for obtaining or making, any independent evaluation or appraisal of the properties or assets or liabilities (contingent or otherwise) of Versant or Poet, nor was Seven Hills Partners furnished with any such evaluations or appraisals, nor has Seven Hills Partners evaluated the solvency or fair value of Versant or Poet under any state or federal laws relating to bankruptcy, insolvency or similar matters.

      Seven Hills Partners assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the merger agreement will be obtained without any adverse effect on Versant, on Poet or on the contemplated benefits of the transaction contemplated by the merger agreement. Seven Hills Partners also assumed the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Seven Hills Partners further assumed that the merger will be consummated in accordance with the terms described in the merger agreement, without any further amendments thereto, and without waiver by Versant of any of the conditions to its obligations thereunder. Seven Hills Partners noted that it is not a legal, tax or regulatory expert and relied upon, without assuming any responsibility for independent verification or liability therefor, the assessment of Versant’s legal, tax and regulatory advisors with respect to the legal, tax and regulatory matters related to the merger. Seven Hills Partners also assumed that the definitive merger agreement and other related documents will not differ in any material respects from the drafts furnished to Seven Hills Partners.

      The following represents a brief summary of the material financial analyses performed by Seven Hills Partners in connection with providing its opinion to the Versant board of directors. Some of the summaries of financial analyses performed by Seven Hills Partners include information presented in tabular format. In order to fully understand the financial analyses performed by Seven Hills Partners, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Seven Hills Partners.

      Comparable Company Analysis. Based on public information, Seven Hills Partners calculated multiples of enterprise value, which Seven Hills Partners defined as market capitalization plus debt and minority interest less cash and cash equivalents, to the last twelve months (LTM) revenues and calendar year 2003 estimated revenues for four database software companies and eight eCommerce software companies identified below, in each case with equity values of greater than $100 million, based on closing prices on September 26, 2003. Seven Hills applied a range of multiples derived from this analysis to Poet’s LTM revenues to generate an enterprise value range for Poet. Seven Hills Partners then subtracted net cash to generate an equity value range for Poet and, based on 11.4 million Poet Holdings’ fully-diluted shares outstanding, derived a range of implied equity value per share for Poet, from which Seven Hills Partners generated a range of implied exchange ratios based on the closing price of Versant common stock on September 26, 2003. This analysis is referred to as the trading value analysis. Seven Hills Partners then applied a control premium to the Poet implied equity value per share derived from the trading value analysis from which Seven Hills Partners generated a range of implied exchange ratios based on the closing price of Versant common stock on September 26, 2003, referred to as the acquisition value analysis. In each case, Seven Hills Partners used estimates based on public filings, published Wall Street research analysts’ reports and forecasts and other publicly available third party sources.

Database Software:

•	Embarcadero Technologies, Inc;

•	Pervasive Software Inc.;

•	Progress Software Corporation; and

•	Quest Software, Inc.

eCommerce Software:

•	Ariba, Inc.;

•	Art Technology Group, Inc.;

•	BroadVision, Inc.;

•	FreeMarket, Inc.;

•	i2 Technologies, Inc.;

•	Interwoven, Inc.;

•	Manugistics Group, Inc.; and

•	Vignette Corp.

      The following table sets forth the range of implied exchange ratios indicated by these analyses based on an assumed Versant common stock price of $1.66 as of September 26, 2003:

Range of Implied Exchange Ratios

Trading Value	1.0514 - 1.4182
Acquisition Value	1.4720 - 2.1982

      Seven Hills Partners believes that the twelve companies listed above in the database software and eCommerce software industries have operations similar to some of the operations of Versant and Poet, but noted that none of these companies have the same management, composition, size or combination of businesses as Versant or Poet, and Seven Hills Partners did not include every company that could be deemed to be a participant in these industries, or in any specific sectors of these industries.

      Precedent Transactions Analysis. Based on public information, Seven Hills Partners calculated the implied exchange ratio based on multiples of enterprise value to the last twelve months revenues in the following 31 transactions identified below, including 24 transactions with values of less than $75 million involving companies in the software industry that have been announced since January 1, 2002 (referred to as small cap software transactions) and seven transactions involving companies in the enterprise software industry that have been announced since June 16, 2003 (referred to as enterprise software transactions). Seven Hills applied a range of multiples derived from this analysis to Poet’s LTM revenues to generate an enterprise value range for Poet. Seven Hills Partners then subtracted net cash to generate an equity value range for Poet and, based on 11.4 million Poet’s fully-diluted shares outstanding, derived a range of implied equity value per share for Poet, from which Seven Hills Partners generated a range of implied exchange ratios based on the closing price of Versant common stock on September 26, 2003. In each case, Seven Hills Partners used estimates based on public filings, published Wall Street research analysts’ reports and forecasts and other publicly available third party sources.

Small Cap Software Transactions

Announcement Date	Name of Acquiror	Name of Target

September 4, 2003	Chinadotcom Corp.	Ross Systems Inc.
August 18, 2003	SSA Global Technologies, Inc.	EXE Technologies, Inc.
August 11, 2003	Pervasive Software, Inc.	Data Junction Corp.
July 30, 2003	Tecnomatix Technologies Limited	USDATA Corporation
July 29, 2003	Secure Computing Corporation	N2H2, Inc.
July 10, 2003	Autonomy Corporation	Virage, Inc.
July 9, 2003	Epicor Software Corporation	ROI Systems, Inc.
June 23, 2003	Geac Computer Corporation Limited	Comshare Incorporated
June 5, 2003	Battery Ventures	Made2Manage Systems, Inc.
April 21, 2003	Dendrite International, Inc.	SYNAVANT Inc.
February 26, 2003	Electronics for Imaging, Inc.	Printcafe Software, Inc.
February 18, 2003	Tumbleweed Communications Corp.	ValiCert, Inc.
December 20, 2002	Sybase, Inc.	AvantGo, Inc.
November 25, 2002	MAPICS, Inc.	Frontstep, Inc.
November 22, 2002	SBI and Company	Razorfish
November 8, 2002	Thoma Cressey	Prophet 21, Inc.
November 6, 2002	Enghouse Systems Limited	Syntellect, Inc.
October 21, 2002	Progress Software Corporation	eXcelon Corporation
October 8, 2002	Borland Software Corporation	Starbase Corporation
September 19, 2002	MASBC, Inc.	Viador, Inc.
August 26, 2002	Geac Computer Corporation Limited	Extensity, Inc.

Announcement Date	Name of Acquiror	Name of Target

May 29, 2002	Openwave Systems Inc.	SignalSoft Corporation
February 1, 2002	Adobe Systems Inc.	Accelio Corporation
January 7, 2002	ASA International Ltd.	CompuTrac, Inc.

Enterprise Software Transactions

Announcement Date	Name of Acquiror	Name of Target

August 6, 2003	Interwoven Inc.	iManage, Inc.
August 4, 2003	Ascential Software Corp.	Mercator Software Corp.
July 23, 2003	Hyperion Solutions Corp.	Brio Software Inc.
July 21, 2003	Eastman Kodak Co.	PracticeWorks Inc.
July 18, 2003	Business Objects S.A.	Crystal Decisions, Inc.
July 16, 2003	Best Software Inc.	Timberline Software Corp.
June 16, 2003	PeopleSoft, Inc.	JD Edwards & Co.

      The following table sets forth the range of implied exchange ratios based on multiples indicated by these analyses based on an assumed Versant common stock price of $1.66 as of September 26, 2003:

Range of Implied Exchange Ratios

Small Cap Software Transactions	0.7947 - 0.9781
Enterprise Software Transactions	1.0514 - 1.4182

      No company or transaction used in the comparable company or comparable transactions analyses is identical to Versant, Poet, or the merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which Versant, Poet, and the merger are being compared.

      Precedent Premiums Analysis. Based on public information, Seven Hills Partners calculated the implied exchange ratio based on premiums paid in precedent transactions. Seven Hills Partners reviewed the consideration paid in the following 14 stock-for-stock technology transactions announced since January 1, 2001 with values of less than $75 million.

Announcement Date	Name of Acquiror	Name of Target

July 29, 2003	Secure Computing	N2H2, Inc.
February 18, 2003	Tumbleweed Communications Corp.	ValiCert, Inc.
November 25, 2003	MAPICS, Inc.	Frontstep, Inc.
October 30, 2002	SafeNet, Inc.	Cylink Corp.
April 22, 2002	IXYS Corp.	Clare Inc.
February 1, 2002	Adobe Systems, Inc.	Accelio Corporation
January 7, 2002	Titan	GlobalNet
November 15, 2001	Eastman Kodak Co.	ENCAD Inc.
November 2, 2001	Divine Inc.	Data Return Corp.
October 29, 2001	SPSS Inc.	net.Genesis Corp.
June 1, 2001	DoubleClick, Inc.	MessageMedia, Inc.
March 8, 2001	Lionbridge Technologies, Inc.	Data Dimensions, Inc.
February 1, 2001	Plato Learning Inc.	Wasatch Interactive Learning
January 10, 2001	CyBear Inc. (Andryx Corp.)	Mediconsult.com Inc.

      Seven Hills Partners calculated the premiums provided by each transaction based on the two companies’ closing price per share for the one-day prior to announcement, average closing price per share for the five-days prior to announcement and average closing price per share for the 20-days prior to announcement. Seven Hills Partners then applied a range of premiums derived from this analysis to the closing price of Poet common stock on September 26, 2003. Based on its analysis, Seven Hills Partners determined a range of implied exchange ratios of 1.4708 to 1.6283 based on an assumed Versant common stock price of $1.66 as of September 26, 2003.

      Historical Exchange Ratio Analysis. Seven Hills Partners reviewed the historical exchange ratios between Versant common stock and Poet common stock. The exchange ratios used in this analysis were determined by dividing the closing price per share of Poet common stock by the closing price per share of Versant common stock on September 26, 2003, on each day during the thirty-day period ended September 26, 2003, on each day during the sixty-day period ended September 26, 2003, and on each day during the twelve-month period ended September 26, 2003. Seven Hills Partners also examined the averages of the historical exchange ratios over the various periods during such twelve-month period. In each case, Seven Hills Partners applied a 40%-55% control premium to the exchange ratios, which derived the following range of implied exchange ratios based on an assumed Versant common stock price of $1.66 as of September 26, 2003:

Range of Implied Exchange Ratios

September 26, 2003	1.4708 - 1.6283
30-Day	1.0807 - 1.1965
60-Day	1.6376 - 1.8130
One-Year	1.5221 - 1.6851

      Breakeven Ownership Analysis. Based on public information and financial information provided by Versant and Poet, Seven Hills Partners calculated the implied exchange ratio necessary for the product of the pro forma ownership percentage implied by such exchange ratio and the pro forma enterprise value of Versant to equal the current enterprise value of Versant, referred to as the breakeven ownership percentage. Seven Hills Partners calculated pro forma enterprise and equity values for Versant based on Versant trading multiples and pro forma LTM revenues as of September 26, 2003. Versant’s pro forma equity value was calculated based on Versant management’s estimate of net cash, equivalent to cash and cash equivalents less debt and minority interests, at the closing of the transaction. In one scenario, Seven Hills Partners’ calculation of pro forma enterprise value reflected an enterprise value to LTM revenue multiple based on using the book value of Versant’s Series A preferred stock to derive Versant’s enterprise value, referred to as the nominal pro forma enterprise value, while in another scenario, Seven Hills Partners’ calculation of pro forma enterprise value reflected an enterprise value to LTM revenue multiple based on using the liquidation value of Versant’s Series A preferred stock, referred to as the adjusted pro forma enterprise value. Based on this analysis, Seven Hills Partners determined the breakeven ownership percentage for Versant stockholders was approximately 44% based on the adjusted enterprise value multiple, and 56% based on the nominal enterprise value multiple, which indicated a range of implied exchange ratios of 1.31 to 2.12 based on an assumed Versant common stock price of $1.66 as of September 26, 2003.

      Cash Position Analysis. Seven Hills Partners analyzed the amount of cash and cash equivalents currently held by Versant, Poet and the pro forma combined company. The cash and cash equivalents were based on the most recent public information and the per share calculations were calculated using fully-diluted shares outstanding based on information provided by Versant and Poet management. The results of such analysis are set forth in the table below.

	Versant	Poet	Pro Forma Company

Cash and Cash Equivalents ($MM)	$3.2	$9.5	$12.7
Cash Per Fully-Diluted Share	$0.21	$0.83	$0.37
Cash Accretion per Versant Share			72.8%

      Other Considerations. The foregoing description is only a summary of the analyses and examinations that Seven Hills Partners deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Seven Hills Partners. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Seven Hills Partners believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to Versant’s board of directors. In addition, Seven Hills Partners may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Seven Hills Partners with respect to the actual value of Versant or Poet.

      In performing its analyses, Seven Hills Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Versant and Poet. The analyses performed by Seven Hills Partners are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Seven Hills Partners with respect to the financial fairness of the exchange ratio in the merger, and were provided to Versant in connection with the delivery of Seven Hills Partners’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future. Seven Hills Partners’ opinion is necessarily based on economic, market and other conditions in effect on, and the information made available to Seven Hills Partners as of, the date of the opinion, and subsequent developments may affect Seven Hills Partners’ opinion, although Seven Hills Partners does not have any obligation to update, revise, or reaffirm its opinion. In addition, the consideration to be paid by Versant in the merger is based upon a fixed exchange ratio and, accordingly, the market value of the consideration may vary significantly from the price on the date of Seven Hills Partners’ opinion.

      As described above, Seven Hills Partners’ opinion and presentation was only one of the factors that the Versant board of directors took into consideration in making its determination to approve the merger agreement and the merger.

      Versant has agreed to pay Seven Hills Partners a customary fee for its financial advisory services, including delivery of its opinion, a significant portion of which is contingent upon the consummation of the merger. In addition, in the event the merger is not consummated, Seven Hills Partners will receive a portion of any termination or break-up fee. The Versant board of directors was aware of this fee structure and took it into account in considering Seven Hills Partners’ opinion and in approving the merger. Further, Versant has agreed to reimburse Seven Hills Partners for its out-of-pocket expenses (subject to a cap) and to indemnify Seven Hills Partners, its affiliates, and its respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities, including liabilities under the federal securities laws.

      Versant selected Seven Hills Partners to act as its financial advisor in connection with the merger based on Seven Hills Partners’ experience, expertise and reputation, and its familiarity with Versant’s business. Seven Hills Partners may provide investment banking services to Versant, Poet and the combined company in the future, for which services Seven Hills Partners may receive compensation.

Opinion of Poet’s Financial Advisor

      Equinet has acted as financial advisor to Poet in connection with the merger and assisted the Poet board of directors in its examination of the fairness, from a financial point of view, of the exchange ratio of 1.40 shares of Versant common stock to be issued in the merger for each share of Poet common stock. On September 27, 2003, Equinet delivered its opinion to the effect that, subject to the various assumptions and limitations stated in the opinion, as of the date of the opinion, the exchange ratio provided for pursuant to the merger agreement is fair to the stockholders of Poet from a financial point of view.

      The terms of the merger were determined through negotiations between Poet and Versant and were approved by Poet’s board of directors. Although Equinet provided advice to Poet during the course of these negotiations, the decision to enter into the merger agreement was solely that of Poet’s board of directors.

Equinet’s opinion and its presentation to Poet’s board of directors was only one of a number of factors taken into consideration by the Poet board of directors in making its determination to approve the merger. Poet has paid Equinet a customary fee for its financial advisory services, including delivery of its opinion. The Poet board of directors was aware of Equinet’s fee and took it into account in considering Equinet’s opinion and in approving the merger.

      Attached as Annex F is the full text of the written opinion of Equinet dated September 27, 2003, which sets forth, among other things, the opinion expressed, the assumptions made, procedures followed, matters considered and limits of the review undertaken by Equinet. Poet and Equinet urge you to read Equinet’s opinion carefully in its entirety. Equinet’s opinion is directed to the Poet board of directors and addresses only the fairness of the exchange ratio to Poet’s stockholders from a financial point of view. The conclusions described in the opinion were prepared with the sole purpose of determining relative values and identifying the share exchange ratio for the purpose of the merger and, therefore, the values contained in this opinion have no relevance for purposes other than those related to the merger. The opinion concerns exclusively whether the merger is fair to the stockholders of Poet and does not constitute an opinion by Equinet as to the absolute value of the shares of Poet and Versant. The discussion of Equinet’s opinion in this joint proxy statement/prospectus is qualified in its entirety by the full text of Equinet’s opinion.

      Equinet’s opinion was provided to Poet’s board of directors to assist it in connection with its consideration of the merger and does not constitute a recommendation to any holder of Poet common stock as to how to vote with respect to the merger. Poet did not request that Equinet express its opinion on the underlying business decision to proceed with and/or to execute the merger, nor does the opinion provided by Equinet have regard to that decision. Likewise, Poet did not request that Equinet provide, nor did Equinet provide, any legal, accounting or tax advice in connection with the merger.

      Assumptions and Liabilities: In preparing its opinion, Equinet relied upon and assumed, without independent verification, the truthfulness, accuracy and completeness of the information and the financial data provided by Poet. Equinet relied upon all specific information as received and declines any responsibility should the results presented be affected by the lack of completeness or truthfulness of such information. Publicly available information deemed relevant for the purpose of the analyses contained in the opinion has been used. Equinet assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the merger agreement will be obtained without any adverse effect on Versant, on Poet or on the contemplated benefits of the transaction contemplated by the merger agreement. Equinet further assumed that the merger will be consummated in accordance with the terms described in the merger agreement, without any further amendments thereto, and without waiver by Poet of any of the conditions to its obligations thereunder. Equinet noted that it is not a legal, tax or regulatory expert and relied upon, without assuming any responsibility for independent verification or liability therefor, the assessment of Poet’s legal, tax and regulatory advisors with respect to the legal, tax and regulatory matters related to the merger. Equinet also assumed that the definitive merger agreement and other related documents will not differ in any material respects from the drafts furnished to Equinet. Except as set forth in this joint proxy statement/prospectus, no special instructions were given to Equinet relating to its review and no limitations were imposed with respect to investigations made or procedures followed by Equinet in rendering its opinion.

      Therefore, the opinion was based on:

(i) Equinet’s interpretation of the information which Poet, as well as its representatives and advisers, supplied to Equinet as of the date of the opinion.

(ii) The fixed exchange ratio of 1.40 Versant shares for one Poet share (the “merger Exchange Ratio”). This merger Exchange Ratio is based on a total of 18,588,860 Versant shares and a total of 10,924,606 Poet shares outstanding as of September 27, 2003 (the date the merger agreement was signed).

(iii) The assumption that the merger will be consummated in accordance with the expected terms and within the expected time periods.

      In the execution of the engagement, Equinet elaborated its own analyses based on the methodologies illustrated below, reaching the conclusions contained in the final paragraph below.

      The opinion is necessarily based on economic, market and other conditions as of September 27, 2003, and the written and oral information made available to Equinet until September 24, 2003. It is understood that subsequent developments may affect the conclusions of the opinion and that, in addition, Equinet has no obligation to update, revise, or reaffirm the opinion.

      In addition, Equinet expressed no opinion as to the price at which any securities of Poet or Versant will trade on the stock market at any time. Other factors after the date hereof may affect the value of the businesses of Poet or Versant either before or after completion of the merger, including but not limited to: (i) the total or partial disposal of the shares of Poet or Versant by their respective stockholders within a short period of time after the date of announcement or completion of the merger, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, the businesses, certain extraordinary transactions or the prospects of Poet or Versant, (v) any actions taken or restrictions imposed by any state or governmental agencies or regulatory authorities, and (vi) the execution of the merger in accordance with the expected terms and within the expected time periods. No opinion is expressed by Equinet whether any alternative transaction might have been more beneficial to Poet.

      Sources of Information used for the Valuation: In the execution of its engagement, Equinet collected and analysed certain publicly available data and information and other documentation provided by Poet and Versant (the “Information”) as well as obtained from third-party sources (e.g. financial research). In rendering the opinion, Equinet reviewed the following documents:

Poet:

•	Consolidated Annual Reports (SEC code 10-K) 2001 and 2002

•	Quarterly reports (SEC code 10-Q) for the years 2001 and 2002

•	Quarterly report (SEC code 10-Q) for QI/2003 and for QII/2003

•	Ad-hoc-announcement dated 25 August, 2003

Versant:

•	Consolidated Annual Reports (SEC code 10-K) 2000/01 and 2001/02

•	Quarterly reports (SEC code 10-Q) for the years 2000/01 and 2001/02

•	Quarterly report (SEC code 10-Q) for QI/2002/03, QII/2002/03

•	Preliminary Quarterly report for QIII/2002/03

•	Form 8-K and press release dated 5 August, 2003

•	press release dated 11 August, 2003

•	press release dated 18 August, 2003

•	press release dated 20 August, 2003

•	press release dated 26 August, 2003

•	press release dated 2 September, 2003

•	press release dated 9 September, 2003

•	press release dated 15 September, 2003

In addition, Equinet analysed publicly available information, including:

•	Financial research and analysis published by brokers and investment banks

•	Research and analysis concerning competitors or companies with similar operating characteristics

•	Financial statistics and time series provided by financial databases

•	Share price performance

      The opinion is necessarily based on financial, economic and market information available for evaluation as of the date hereof. The accuracy, truthfulness, and completeness of the Information was not independently verified by Equinet and Equinet relied on the assurances of management of Poet that it is not aware of any facts that would make such information inaccurate or misleading. Equinet did not obtain or make, or assume responsibility for obtaining or making, any independent evaluation or appraisal of the properties or assets or liabilities (contingent or otherwise) of Versant or Poet, nor was Equinet furnished with any such evaluations or appraisals, nor has Equinet evaluated the solvency or fair value of Versant or Poet under any state or federal laws relating to bankruptcy, insolvency or similar matters.

Valuation Methodologies Used for the Assessment of the Merger

      Equinet’s opinion is based on economic and market conditions and other circumstances as they existed and could be evaluated by it as of the date of the opinion. In addition, Equinet did not express any opinion as to the price or the trading range at which Poet shares or Versant shares will trade at any time.

      In preparing its opinion for the Poet board of directors, Equinet performed a variety of financial and comparative analyses, including those summarised below. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. Therefore, such an opinion is not easily summarised.

      In rendering its opinion, Equinet considered, among other factors, the condition of the U.S. and German equity and debt markets at the current level of economic activity, particularly in the software industry. No company used in the analysis of certain other publicly traded companies is identical to Poet or Versant. In addition, Equinet believes that the analysis is not simply mathematical. Rather, such analyses must take into account differences in the financial and operating characteristics of these companies and other factors, such as general economic and market conditions in the locations in which such companies compete and strategic and operating plans for such companies, that could affect the public trading value and acquisition value of these companies.

      In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses, companies or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

      In arriving at its opinion, Equinet also made qualitative judgments to the significance and relevance of each analysis and factor. Accordingly, Equinet believes that these analyses must be considered as a whole and that consideration of any portion of these analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion.

      The following is a brief summary of certain of the quantitative analyses performed and factors considered by Equinet in connection with rendering its opinion. While the foregoing summary described the analyses and factors that Equinet deemed material, it is not a comprehensive description of all analyses and factors considered by Equinet.

      In the assessment of the fairness of the merger, Equinet applied the valuation methodologies that are commonly used, in an international context, for transactions of a similar nature and for companies operating in this sector.

      The aforementioned valuation methods commonly used by Equinet to determine the market value of equity are the Comparable Publicly Traded Companies Analysis and the Discounted Cash Flow Method.

      Within the spectrum of Equinet’s mandate, it concentrated on Comparable Publicly Traded Companies Analysis because it is agreed that due to the merger, no long term stand alone planning figures for both companies, which would be the basis for a Discounted Cash Flow evaluation, shall be created. In particular, the fairness of the merger has been assessed by looking at the relative valuation of the companies considered, giving priority to the consistency and comparability of the criteria adopted rather than the estimate of the absolute value of the economic capital of those companies considered as individual entities.

      As a consequence, the results indicated refer to the assessment of the results of the Comparable Publicly Traded Companies Analysis results of Poet and Versant. From such perspective, the valuations have been performed by considering the two companies as independent entities from an operating standpoint. Hence, they do not include any considerations concerning strategic, operating and financial synergies that may result from the merger.

      The estimated range for the exchange ratio has therefore been calculated as the ratio between the estimated value of a Poet share and the estimated value of a Versant share based on the minimum and maximum values of the respective ranges.

Comparable Publicly Traded Companies Analysis

     Comparable Companies for Poet and Versant

      Equinet compared certain financial information and the results of commonly used valuation measurements for Poet and Versant to corresponding information for a group of eight publicly traded software companies in the U.S. and Germany. These software companies were selected based upon the similarity of their businesses to those of Poet and Versant and include:

Comparable Companies	Country

Ariba Inc.	USA
Commerce One Inc.	USA
Heiler Software AG	Germany
Kewill Systems	UK
Pervasive Software Inc.	USA
Progress Software Corp.	USA
SAP Systems Integration	Germany
Software AG	Germany

      The following table shows the median of the different multiples of the Comparable Publicly Traded Companies Analysis for the above mentioned group of comparable companies as of the date of the fairness opinion:

Multiple Methods	Year	Multiple

Price/Earnings Multiple	03e	27.5
Price/Earnings Multiple	04e	25.7
Price/Earnings Multiple	05e	15.7
Market Cap/Sales Multiple	03e	2.2
Market Cap/Sales Multiple	04e	1.9
Market Cap/Sales Multiple	05e	1.1
Enterprise Value/Sales Multiple	03e	0.9
Enterprise Value/Sales Multiple	04e	0.8
Enterprise Value/Sales Multiple	05e	0.6
Market Cap/EBITDA Multiple	03e	9.8
Market Cap/EBITDA Multiple	04e	8.1
Market Cap/EBITDA Multiple	05e	6.3
Enterprise Value/EBITDA Multiple	03e	7.0
Enterprise Value/EBITDA Multiple	04e	5.2
Enterprise Value/EBITDA Multiple	05e	3.5
Market Cap/EBIT Multiple	03e	14.5
Market Cap/EBIT Multiple	04e	10.3
Market Cap/EBIT Multiple	05e	7.7
Enterprise Value/EBIT Multiple	03e	9.5
Enterprise Value/EBIT Multiple	04e	5.6
Enterprise Value/EBIT Multiple	05e	8.4

      These multiples, as the result of the Comparable Publicly Traded Companies Analysis, were applied to the corresponding planning figures of Poet and Versant in order to get to the fair value of each company.

     Valuation of Poet

      The valuation of Poet was performed using the same methodology as with Versant, i.e. the Comparable Publicly Traded Companies Analysis.

      The following table shows the minimum, the mid-point and the maximum value for each Poet ordinary share identified using the Comparable Publicly Traded Companies Analysis, based on a total number of 10,924,606 Poet shares.

	Minimum	Mid-point	Maximum

Values per Poet ordinary share (USD)	1.29	1.44	1.58

     Valuation of Versant

      The valuation of Versant was performed using the same methodology as with Poet, i.e. the Comparable Publicly Traded Companies Analysis.

      The following table shows the minimum, the mid-point and the maximum value for each Versant ordinary share identified using the Comparable Publicly Traded Companies Analysis, based on a total number of 18,588,860 Versant shares.

	Minimum	Mid-point	Maximum

Values per Versant ordinary share (USD)	1.09	1.21	1.33

     Verification of the Exchange Ratio

      The following table summarizes the estimated range for the exchange ratio calculated as a ratio between the estimated value for each Poet share and the estimated value for each Versant share.

      In order to obtain the minimum exchange ratio, Equinet divided the minimum value per ordinary share of Poet by the maximum value per ordinary share of Versant, and derived the maximum exchange ratio by dividing the maximum value per ordinary share of Poet by the minimum value per ordinary share of Versant. The mid-point was calculated as ratio of the two respective values per ordinary share.

	Minimum	Mid-point	Maximum

Versant ordinary shares for each Poet ordinary share	1.0	1.2	1.5

Note: the figures in this table have been rounded

Conclusion

      Based upon and subject to the foregoing Equinet noted that, as of the date of their opinion, the merger exchange ratio of 1.40 Versant ordinary shares for each Poet ordinary share is within the identified range and is therefore fair, from a financial point of view, to the stockholders of Poet.

Interests of Certain Persons in the Merger

      Poet stockholders considering the recommendation of the Poet board of directors regarding the merger should be aware that some of Poet’s directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Poet stockholders. Versant stockholders considering the recommendation of the Versant board of directors regarding the merger proposal and the proposals to amend Versant’s articles of incorporation should be aware that some of Versant’s directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Versant stockholders. These interests may create potential conflicts of interest. The boards of directors of Versant and Poet were aware of these interests and took these interests into account in approving the merger and the transactions contemplated by the merger documents.

      Voting agreements with Poet directors and officers. The following Poet stockholders have entered into voting agreements and irrevocable proxies pursuant to which they have agreed to vote shares of Poet common stock for which they exercise voting control in favor of the adoption of the merger and the merger agreement:

•	Jochen Witte, President and Chief Executive Officer of Poet;

•	Gert Kohler, Director of Poet; and

•	Barbara Witte, wife of Jochen Witte and an employee of Poet.

      Employment agreement with Jochen Witte. In connection with the consummation of the merger, it is anticipated that a German affiliate of Versant will enter into an employment agreement with Jochen Witte, the current President and Chief Executive Officer of Poet, pursuant to which Versant will agree to appoint Mr. Witte as President of European Operations for Versant after the consummation of the merger. The term of his employment is expected to be fixed for a period of three years and Mr. Witte is expected to be entitled to an annual base salary of EURO 150,000, a target bonus of EURO 75,000 connected to the performance of Versant’s European operations after the merger, in addition to other benefits.

      Assumed stock options of Poet directors and officers. Poet stock options held by each of Poet’s directors and executive officers will be assumed in the merger and become exercisable, in accordance with their terms, for shares of Versant common stock. Pursuant to stock option agreements with each of Jochen Witte, Robert Helgerth and Ludwig Lutter, each option granted to such officers up and until March 24, 2003, including all prior option grants, shall fully vest on the effective date of the merger, if: (i) any or all options are not assumed at equivalent terms, or an equivalent option or right is not substituted by the successor entity or a parent or subsidiary of the successor entity; (ii) the officer is not offered a position with the successor entity or a parent or subsidiary of the successor entity that is equivalent in monetary, supervisory and responsibility terms; or (iii) the location of the officer’s employment by the successor entity or a parent or subsidiary of the successor entity would require the officer to relocate physically. It is anticipated that the 300,000 and 185,500 options outstanding as of October 31, 2003 held by Mr. Helgerth and Mr. Lutter, respectively, will accelerate upon the consummation of the merger and become immediately exercisable, but the options held by Mr. Witte will not accelerate and be subject to such terms as prior to the merger. In addition, pursuant to Poet’s 1999 Director Option Plan, the consummation of the merger will result in the acceleration of options held by Gert Koehler, who will not serve on the board of directors of the combined company.

      The following table lists each Poet officer or director who will continue as an officer or director of Versant following completion of the merger, the aggregate number of shares of Poet common stock subject to the director’s or officer’s stock options with the change in control benefits described above, the aggregate number of shares subject to the option held by the officer or director that are vested as a percentage of the aggregate number of shares subject to those options held by that individual as of October 31, 2003, and the number of shares of Versant common stock those shares represent.

		Percent	As converted into vested
		vested at	options for Versant
	Options for Poet	October 31,	common stock
Name	common stock	2003(2)	after the merger

Jochen Witte(1)	203,500	22%	63,276
Ludwig Lutter	185,500	23%	259,700
Robert Helgerth	300,000	54%	420,000
Herbert May	80,000	19%	21,000

(1)	Includes an option held by Mrs. Witte to purchase 3,500 shares.

(2)	Does not reflect potential acceleration of vesting as a result of the merger as described as above.

      Severance arrangements for Poet officers. Poet’s German subsidiary, Poet Software GmbH, has a fixed employment contract with Robert Helgerth pursuant to which Poet Software GmbH is bound to employ Mr. Helgerth through December 31, 2004. If Mr. Helgerth’s employment with Poet is terminated prior to such date, Poet is obligated to pay Mr. Helgerth’s salary for the remainder of his employment period.

      Indemnification. The merger agreement provides that, from and after the effective time of the merger, Versant will, to the maximum extent permitted by applicable law, assume and perform all the surviving corporation’s obligations under any indemnification agreements that existed as of the date of the merger agreement with any individual who was an executive officer or director of Poet as of the date of the merger agreement and, solely with respect to acts or omissions occurring prior to the merger, any indemnification provisions under Poet’s certificate of incorporation and bylaws that were in effect immediately prior to the effective time of the merger. However, Versant is not required to indemnify, advance expenses to or provide contribution to, any such individual pursuant to any such indemnity agreement to the extent that doing so (i) would be in violation of applicable law or (ii) would provide such individual with indemnification, contribution or advancement of expenses with respect to any claim, action or proceeding brought by Versant against such individual which arises in whole or in part from the merger agreement.

Retention of Poet Board Members

      Under the merger agreement, Versant has agreed to appoint two current Poet directors, Jochen Witte and Herbert May, to serve on the board of directors of Versant and Poet, as the surviving corporation of the merger, following the merger.

Compensation to Versant Board Members Following the Merger

      After the effective time of the merger until the date of the next annual meeting of Versant’s stockholders, Versant will pay its Outside Directors cash compensation for their services as directors at the rate of $25,000 per annum; provided that on and after the date of the next annual meeting of Versant’s stockholders, the amount of compensation paid by Versant to its Outside Directors shall be determined by Versant’s board of directors or a committee of Versant’s board of directors authorized to make such determination. An “Outside Director” means an individual who, at the time in question: (i) is not an employee of Versant or any of its subsidiaries; (ii) is not a beneficial owner of 5% or more of Versant’s outstanding voting shares and (iii) is not an affiliate of any beneficial owner of 5% or more of Versant’s outstanding voting shares.

Interests of Versant Officers and Directors

      Three of Versant’s current directors, Nick Ordon, Uday Bellary and William Henry Delevati, will serve on the board of directors of Versant and on the board of directors of Poet, as the surviving corporation of the merger and a subsidiary of Versant, following the merger.

      As a result of interests described above under each heading, these executive officers and directors could be more likely to vote to approve, and recommend the approval of, the proposals being presented to its stockholders, than if they did not hold these interests.

Fees Payable to Financial Advisors

      In connection with the fairness opinion rendered to its board of directors, Poet paid Equinet EURO 30,000 for rendering such opinion.

      Versant paid Seven Hills Partners, LLC, a $25,000 retainer fee, and if the merger is consummated, Versant has agreed to pay Seven Hills Partners a transaction fee of $400,000 against which the retainer fee will be credited. Versant also paid Seven Hills Partners a fee of $200,000 for rendering a fairness opinion to Versant’s board of directors, which may be credited in full against any transaction fee. In addition to the payment of fees described above, whether or not a transaction is consummated, Versant must reimburse Seven Hills Partners for its out-of-pocket expenses, which are not to exceed $25,000, without Versant’s prior consent. Versant has also agreed to pay Viscardi AG a retainer fee of $15,000 and, if the merger is consummated, a fee of $200,000. In addition, Versant has agreed to reimburse Viscardi monthly for its reasonable out-of-pocket expenses, which are not to exceed $25,000, without Versant’s prior written consent.

Material United States Federal Income Tax Considerations

      The following discussion is a general summary of certain material United States, or U.S., federal income tax consequences of the merger. This discussion is based upon the U.S. Internal Revenue Code of 1986, or the Code, and the regulations promulgated thereunder, judicial precedent relating thereto, and current rulings and administrative practice of the U.S. Internal Revenue Service, or the IRS, in each case, as in effect as of the date of this joint proxy statement/ prospectus and all of which are subject to change at any time, possibly with retroactive effect. This discussion assumes that holders of Poet common stock hold their stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all aspects of United States federal income taxation that may be important to a Poet stockholder in light of his or her particular circumstances or particular tax status, including the following:

•	stockholders of Poet who are not citizens or residents of the United States;

•	financial institutions;

•	tax-exempt organizations;

•	pension funds;

•	mutual funds;

•	insurance companies;

•	dealers in securities;

•	stockholders who acquired or received their shares of Poet capital stock through the exercise of options or similar derivative securities or otherwise as compensation; and

•	stockholders who hold their shares of Poet common stock as part of a hedge, straddle, conversion or other risk reduction transaction.

      In addition, the following discussion does not address the tax consequences of other transactions effectuated prior to, concurrently or after the merger, whether or not such transactions are in connection with the merger. Furthermore, other than tax consequences of the merger to German residents discussed below, no foreign, state or local tax considerations are addressed.

      Neither Versant nor Poet has sought a ruling from the IRS with respect to the U.S. income tax consequences of the merger and related transactions, and there can be no assurance that the IRS will not take a different view of the transaction.

      For purposes of this discussion, a “U.S. Poet stockholder” is a Poet stockholder that exchanges its Poet common stock for Versant common stock pursuant to the merger, and that is:

•	a citizen or resident of the United States, including, in some cases, former citizens and former long-term residents;

•	a corporation, partnership or other entity created or organized under the laws of the United States or any political subdivision thereof;

•	an estate, if its income is subject to United Stated federal income taxation; or

•	a trust if (1) a United States court is able to exercise primary supervision over the administration of the trust and (2) one or more United States persons have authority to control all substantial decisions of the trust.

      A “non-U.S. Poet stockholder” is a Poet stockholder that is not a U.S. Poet stockholder and that exchanges its Poet common stock for Versant common stock pursuant to the merger.

      Holders of Poet common stock should consult with their tax advisors as to the particular tax consequences (and related reporting obligations) to them of the merger, including the applicability and effect of any U.S. federal, state, local, estate, gift and foreign tax laws.

      Tax consequences of the merger. The merger is intended to qualify as a reorganization for Versant and Poet under Section 368(a) of the Code. A condition to the consummation of the merger is that Perkins Coie LLP, counsel to Poet, and Fenwick & West LLP, counsel to Versant, will render opinions, the form of which have been filed as exhibits to the registration statement, of which this joint proxy statement/ prospectus is a part, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The tax opinions are based on and subject to certain assumptions and limitations, as well as the assumption that certain representations from Versant and Poet will be received. The tax opinions and advice referenced above are referred to as the “Tax Opinions.”

      Treatment of stock in the merger. U.S. Poet stockholders who realize loss will not be allowed to currently recognize such loss for U.S. federal income tax purposes as a result of the merger. U.S. Poet stockholders who receive solely Versant stock in exchange for shares of Poet common stock pursuant to the merger and who realize gain will not be required to recognize such gain for U.S. federal income tax purposes.

      Basis and holding period of Versant common stock received. The aggregate basis of the Versant common stock to be received by a U.S. Poet stockholder will be the same as the aggregate basis of the Poet common stock surrendered in exchange therefor (reduced by the portion of the stockholder’s basis that is allocable to a fractional share of Poet common stock). The holding period of the Versant common stock to be received by a U.S. Poet stockholder will include the holding period of the Poet common stock surrendered in exchange therefor.

      Cash in lieu of fractional shares. A U.S. Poet stockholder who receives cash in lieu of a fractional share of Versant common stock will generally be obligated to report capital gain or loss equal to the difference between the cash received and the portion of the stockholder’s basis in his or her Poet common stock allocable to such fractional share interest. Such gain or loss will be long-term if such Poet common stock has been held for more than one year at the effective time of the merger.

      Backup withholding. Under the Code, a payment to a U.S. Poet stockholder may be subject, under certain circumstances, to backup withholding at a 28% rate, unless such stockholder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

      Limitations on tax opinions and discussion. The discussion of certain U.S. federal income tax consequences presented above and the tax opinions that will be delivered by Perkins Coie LLP and Fenwick & West LLP will be subject to certain assumptions and will be based on the accuracy of the representations in the merger agreement, exhibits and annexes thereto, and the agreements and documents referred to therein, as well as on other representations made by Versant and Poet. These tax opinions will neither be binding upon the IRS nor preclude it from adopting a contrary position.

      A successful IRS challenge to the status of the merger as a tax-free reorganization would likely result in each U.S. Poet stockholder recognizing gain or loss with respect to his or her shares of Poet common stock surrendered equal to the difference between the Poet stockholder’s basis in the shares and the fair market value, as of the effective time of the merger, of the consideration received in exchange for the Poet common stock (including the Versant common stock received and the cash received in lieu of a fractional share of Versant common stock).

      Federal Income Tax Consequences to non-U.S. Poet Stockholders. The following discussion is limited to the United States federal income tax consequences relevant to non-U.S. Poet stockholders.

      Gain realized on the exchange of Poet common stock for Versant common stock by a non-U.S. Poet stockholder will not be subject to U.S. federal income tax, including withholding tax if the Tax Opinions are correct. Gain realized on the exchange of Poet common stock for Versant common stock by a non-U.S. Poet stockholder will not be subject to U.S. federal income tax, including withholding tax, even if the Tax Opinions are incorrect unless:

•	the gain is effectively connected with the conduct by such holder of a trade or business within the United States; or

•	in the case of an individual, the holder has been present in the United States for 183 days or more during the taxable year of the exchange and certain other conditions are satisfied.

      Depending upon their own particular factual circumstances, certain non-U.S. Poet stockholders (for example, foreign pension plans and foreign governments) may not be subject to U.S. federal income tax, including withholding tax, even if one or more of the conditions specified above for the taxation of gain is satisfied. Non-U.S. Poet stockholders should consult their own tax advisors regarding whether they are subject to U.S. federal income tax or other foreign taxes with respect to gain from the exchange of common stock.

      Payments of cash in lieu of fractional shares of Versant common stock to or through the United States office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-U.S. person status or otherwise establishes an exemption from information reporting and backup withholding.

      Payments of cash in lieu of fractional shares of Versant common stock made to or through a non-United States office of a broker will not be subject to information reporting or backup withholding unless the broker is a:

•	U.S. person (including the foreign branch or office of such person);

•	controlled foreign corporation for U.S. federal income tax purposes;

•	foreign partnership, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership that is engaged in the conduct of a trade or business in the United States;

•	foreign persons 50% or more of whose gross income is effectively connected to a U.S. trade or business for a specified three-year period; or

•	a U.S. branch of a foreign bank or a foreign insurance company; in which case, information reporting may apply to such payments.

Material German Tax Considerations

      The following is a summary of certain tax matters arising under German tax law in force of which Versant and Poet are aware on the date of this joint proxy statement/prospectus. The summary does not purport to be a comprehensive description of all of the German tax considerations that may be relevant as to the decision to acquire shares of Versant common stock. The summary is based on the tax laws of Germany in effect on the date of this joint proxy statement/prospectus, which may be subject to change, possibly with retroactive effect. The summary does not address aspects of German taxation other than taxation of gain or loss realized by German tax residents in connection with the merger, dividends, capital gains taxation and gift and inheritance taxation, and does not address all aspects of such German taxation. The summary does not consider any specific facts or circumstances that may apply to a particular purchaser. The summary assumes that the Poet stockholder is a German tax resident subject to unlimited German income taxation and such a Poet stockholder is referred to below as a “German holder.” Poet stockholders should consult their professional advisors as to the tax consequences of the acquisition, holding and disposal of the shares of Poet’s common stock, including in particular, the effect of tax laws of any other jurisdiction. The legislation on the taxation of dividends and capital gains has been changed for such income incurred after December 31, 2001. The following synopsis provides a brief and non-comprehensive overview of the taxation on income derived after such date.

      Income Taxation of Gain or Loss in the Merger. German holders who realize gain in exchange for their Poet shares in the merger will be subject to German income tax, depending on several factors, including the maximum percentage of Poet shares held by the stockholder and the period of time such stockholder has held his or her Poet shares. Generally, for German tax purposes, the exchange of one security for another is considered a sale of the exchanged security and a purchase of the security received in exchange. Therefore, such a transaction may be subject to German income tax as follows:

•	If a German holder purchased the Poet shares more than 1 year before he or she receives Versant shares in exchange for his or her Poet shares and if such German holder held less than 1% of Poet shares outstanding at all times during the last 5 years, the merger would not be subject to income tax in Germany with respect to such holder;

•	If a German holder purchased the Poet shares within 1 year before the merger, or if such German holder held at least 1% of all Poet shares outstanding at any time during the last five years before the merger, then 50% of the difference between the fair market value of the Poet shares at the time of purchase and the fair market value of such shares as of the merger is subject to taxation at the German personal income tax rate for the respective individual;

•	If a German holder is a corporate entity, with the exception of banks, then any gain described above would not be subject to German corporate income tax;

•	If a German holder purchased the Poet shares within 1 year before the merger and realizes a loss as a result of the merger, then he or she can set off 50% of such losses against income from capital gains in that year or be carried forward; and

•	If a German holder held at least 1% of all Poet shares outstanding at any time during the last five years before the merger and realizes a loss as a result of the merger, then he or she can set off the entire loss against other income, subject to certain limitations.

      We recommend that you consult your professional tax advisor for particular tax consequences (and related reporting obligations) of the merger for you.

      Income Taxation of Dividends. Any dividends distributed to German holders are, in principle, subject to German income tax, including a solidarity surcharge and possibly church tax. However, 50% of the dividends distributed to German individuals and 100% of the dividends distributed to a German corporate holder after December 31, 2001 are exempt of these taxes. An individual German holder will be entitled to a deduction of 50% of income-related expenses proved to the tax authorities or, alternatively, to a fixed allowance of EURO 51 per calendar year and a tax exemption known as a savers exemption of EURO 1,550 per calendar year in relation to his or her total income from capital investments including dividends. Legal entities may not deduct any expenses related to the aforementioned tax-free dividends.

      Dividend withholding tax levied in the United States in accordance with the U.S./German Double Taxation Treaty of August 29, 1989 can be credited against the German income tax liability of the German holder. Alternatively, a German holder may deduct the total amount of U.S. withholding tax from his or her German taxable income. This tax credit or deduction is not available if the savers exemption mentioned above is available to the German holder.

      A German corporation having beneficial title to at least 10% of the shares in a U.S. corporation is entitled to a reduction or refund of U.S. tax in excess of 5%, and all other German holders are entitled to a refund or reduction of U.S. tax in excess of 15%, if the treaty applies. If the shares are held by German holders through a partnership, the dividends, including the withholding tax credit, are allocated to the partners according to their interest in the partnership.

      In addition, distributions to a German holder are subject to German withholding tax at a rate of 25%, plus solidarity surcharge at a rate of 5.5% thereon, resulting in an effective tax rate of 26.37%.

      German holders that are corporate investors holding less than 10% of Poet’s shares will be entitled to a tax credit for U.S. withholding taxes.

      Capital Gains Tax. Capital gains on the disposal of shares held as a private asset of a German holder are only taxable if the disposal is effected within a twelve-month period after their acquisition. However, in such case, only 50% of the gain is taxable. Capital gains on the disposal of shares held by a German corporate holder are tax-exempt.

      Capital gains resulting from the disposal of shares of common stock by a stockholder who is not a tax resident in Germany is not subject to German capital gains tax unless the shares of common stock are part of the business property of a permanent establishment or a fixed place of business of the stockholder located in Germany.

      Gift and Inheritance Taxes. Shares held by an individual resident in Germany are subject to German inheritance and gift tax upon transfer by reason of death or as a gift, based on the market value at the time of the death or donation, respectively. Transfers of shares of common stock held by a person who is not a tax resident in Germany are not subject to German inheritance and gift tax, unless the shares of common stock are part of the business property of a permanent establishment or a fixed place of business of the stockholder located in Germany; or the heir, donee or beneficiary is tax resident in Germany or, if of German nationality, has been resident in Germany within the five-year period prior to the death or the gift (certain public officials resident abroad are also covered).

      Other German Taxes. There are no German transfer, stamp or other similar taxes of which Poet or Versant are aware which would apply to the sale or transfer of the shares of common stock.

Accounting Treatment of the Merger

      Versant will use the purchase method of accounting for the merger with Poet under the accounting principles generally accepted in the United States. The purchase price will be allocated to Poet’s assets and liabilities and those assets and liabilities will be recorded on Versant’s books at their respective fair values upon completion of the merger. A portion of the purchase price may be identified as in-process research and development. This amount, if any, will be charged to Versant’s operations in the quarter the merger is completed and the purchase accounting valuations are finalized. Furthermore, a portion of the purchase price equal to the intrinsic value of the unvested options assumed in the merger will be allocated to deferred stock-based compensation, which will be amortized over the remaining vesting period of these options. The remaining purchase price will be recorded as goodwill and other intangible assets and will be periodically tested for impairment. See “Versant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Goodwill and Acquired Intangible Assets.”

Appraisal Rights

Appraisal Rights of Dissenting Poet Stockholders

      Under the Delaware General Corporation Law, or “DGCL,” dissenting stockholders’ appraisal rights are available to Poet stockholders in connection with the merger. Under this law, Poet stockholders who do not wish to accept Versant common stock and cash in lieu of fractional shares in the merger have the right, subject to compliance with the requirements summarized below, to dissent and demand an appraisal of, and be paid in cash, the fair value of their Poet shares. For this purpose, the fair value of Poet shares will be their fair value, excluding any element of value arising from the consummation or expectation of consummation of the merger.

      Under Section 262 of the DGCL, a Poet stockholder must follow several required procedures in order to be eligible to exercise appraisal rights with respect to Poet shares. The following information is only a summary of these required procedures. This summary is not intended to be a complete description or statement of these requirements and is qualified in its entirety by reference to the full text of Section 262 of the DGCL, a copy of which is attached as Annex G to this joint proxy statement/prospectus and incorporated herein by reference. Poet stockholders who consider exercising such rights may wish to seek the advice of counsel. A Poet stockholder who wishes to exercise appraisal rights should carefully review the following discussion and Annex G to this joint proxy statement/prospectus, because failure to timely and fully comply with the procedures required by Section 262 of the DGCL will result in the loss of appraisal rights.

      Section 262 of the DGCL generally requires compliance with all the following procedures as a condition to the exercise of appraisal rights:

•	Written Demand for Appraisal. To exercise appraisal rights, a Poet stockholder must deliver to Poet a written demand for appraisal meeting the requirements of Section 262 of the DGCL before the taking of the Poet stockholders’ vote on the merger agreement and the merger at the Poet special meeting. Voting against the merger, failing to return a proxy or returning a proxy voting against the merger will not constitute the making of a written demand for appraisal. Failure to timely deliver a written demand for appraisal will cause a Poet stockholder to lose his, her or its appraisal rights. Poet stockholders must address and send any written demands for appraisal of their Poet shares to: Secretary, Poet Holdings, Inc., at 1065 E. Hillsdale Boulevard, Suite 205, Foster City, California 94404, USA.

•	Refrain from Voting for the Merger. In addition to making a written demand for appraisal, any Poet stockholder who desires to exercise appraisal rights must not vote his, her or its Poet shares in favor of the merger agreement or the merger. If a Poet stockholder returns a proxy that is voted in favor of the merger or a signed proxy not indicating any vote, he, she or it will be deemed to have voted in favor of the merger and will not be entitled to exercise appraisal rights.

•	Continuous Ownership of Poet Shares. To exercise appraisal rights, a Poet stockholder must also continuously hold his, her or its Poet shares from the date the stockholder makes the written demand for appraisal through the effective time of the merger.

•	Petition with the Chancery Court. Within 120 days after the effective date of the merger, either Poet or any Poet stockholder who has complied with the above requirements must file a petition in the Delaware Court of Chancery demanding a judicial determination of the value of the shares of Poet common stock held by all Poet stockholders who are entitled to appraisal rights. This petition in effect initiates a court proceeding in Delaware. Neither Poet nor Versant has any intention at this time to file such a petition. Because Poet and Versant have no obligation to file such a petition, if no Poet stockholder files such a petition with the Delaware Court of Chancery within 120 days after the effective date of the merger, appraisal rights will be lost, even if a Poet stockholder has fulfilled all other requirements to exercise appraisal rights. If such a petition is filed, the Delaware Court of Chancery could determine that the fair value of shares of Poet common stock is more than, the same as, or less than the merger consideration.

      If a Poet stockholder demands appraisal rights in compliance with the requirements of Section 262 of the DGCL, then, after the effective time of the merger, such stockholder will not be entitled to: (i) vote such stockholder’s Poet shares for any purpose; (ii) receive payment of dividends or other distributions on such stockholder’s Poet shares that are payable to stockholders of record at a date after the effective time of the merger; or (iii) receive payment of any consideration provided for in the merger agreement.

      A Poet stockholder may withdraw his, her or its demand for appraisal rights by a writing withdrawing his, her or its demand for appraisal and accepting the merger consideration at any time within 60 days after the effective time of the merger, or at any time thereafter with Versant’s written approval. If any Poet stockholder withdraws his, her or its demand for appraisal rights, then his, her or its Poet shares will be automatically converted into shares of Versant common stock and cash in lieu of fractional shares pursuant to the merger agreement on the same basis as all other shares of Poet common stock are converted in the merger.

Appraisal Rights of Dissenting Versant Stockholders

      Under the California General Corporation Law, or “CGCL,” dissenting stockholders’ appraisal rights are available to Versant stockholders in connection with the merger. Under this law, Versant stockholders who do not approve the merger have the right, subject to compliance with the requirements summarized below, to dissent and demand an appraisal of, and be paid in cash, the fair market value of their Versant shares that were outstanding on the record date for the Versant special meeting. For this purpose, the fair market value of Versant shares will be their fair value as of September 26, 2003, the day before the first announcement of the proposed terms of the merger, exclusive of any appreciation or depreciation in the value of the shares in consequence of the proposed merger.

      Under Chapter 13 of the CGCL, a Versant stockholder must follow several required procedures in order to be eligible to exercise appraisal rights with respect to Versant shares. The following information is only a summary of these required procedures. This summary is not intended to be a complete description or statement of these requirements and is qualified in its entirety by reference to the full text of Chapter 13 of the CGCL, a copy of which is attached as Annex H to this joint proxy statement/prospectus and incorporated herein by reference. Versant stockholders who consider exercising such rights may wish to seek the advice of counsel. A Versant stockholder who wishes to exercise such appraisal rights should carefully review the following discussion and Annex H to this joint proxy statement/prospectus, because failure to timely and properly comply with the procedures specified in Chapter 13 of the CGCL will result in the loss of appraisal rights.

      Chapter 13 of the CGCL generally requires compliance with all of the following procedures as a condition to the exercise of appraisal rights:

•	Refrain from Voting for the Merger. Any Versant stockholder who desires to exercise appraisal rights must not vote his, her or its Versant shares in favor of the merger agreement or the merger. If a Versant stockholder returns a proxy that is voted in favor of the merger or a signed proxy not indicating any vote, then he, she or it will be deemed to have voted in favor of the merger and will not be entitled to exercise appraisal rights.

•	Written Demand for Appraisal. If Versant’s stockholders approve the merger, then within ten days after such approval is obtained, Versant is required to give each Versant stockholder who did not vote in favor of the merger a written notice of approval of the merger by Versant’s stockholders. To exercise appraisal rights, a Versant stockholder who has not voted in favor of the merger must deliver a written demand that Versant purchase the stockholder’s Versant shares at their fair market value. This written demand must be received by Versant or its transfer agent within thirty days after the date on which Versant mailed to such stockholder the Versant notice of approval of the merger by its stockholders. Voting against the merger, failing to return a proxy or returning a proxy voting against the merger will not constitute the making of a written demand for appraisal. Failure to timely deliver a written demand for appraisal will cause a Versant stockholder to lose his, her or its appraisal rights. Versant stockholders must address and send any written demands for appraisal of their shares to: the Secretary, Versant Corporation, 6539 Dumbarton Circle, Fremont, California, 94555, USA.

•	Submission of Shares for Endorsement. In addition, within thirty days after the date on which Versant’s notice of the approval of the merger by its stockholders is mailed to a Versant stockholder, such Versant stockholder must submit to Versant, at its principal office or at the office of Versant’s transfer agent, the stock certificates representing the Versant shares with respect to which the stockholder is attempting to exercise appraisal rights.

•	Continuous Ownership of Versant Shares. To exercise appraisal rights, a Versant stockholder must not transfer his, her or its Versant shares for which appraisal is sought before they are submitted for endorsement as described above.

•	Filing of Complaint with the Superior Court. If a Versant stockholder attempts to exercise appraisal rights and Versant denies that the stockholder’s shares are dissenting shares or does not agree with the stockholder on their fair market value, then within six months after the date on which the notice of approval of the merger by Versant’s stockholders is mailed to the complaining stockholder, that Versant stockholder must file a complaint in the Superior Court of the proper county of the State of California seeking a judicial determination of whether the stockholder’s shares are dissenting shares or the fair market value of such shares, or both, or intervene in any action pending on such a complaint. Failure to follow these steps will lead to loss of appraisal rights. Versant has no intention at this time to file such a complaint with the California Superior Court. If no such complaint is filed within six months after the effective date of the merger, appraisal rights will be lost, even if a Versant stockholder has fulfilled all other requirements to exercise appraisal rights under the CGCL.

      If a Versant stockholder demands appraisal rights in compliance with the requirements of Chapter 13 of the CGCL, then such stockholder will continue to have all the rights incident to his, her or its Versant shares until the fair market value of the shares is either agreed upon with Versant or determined by the California Superior Court, except that the stockholder will not be entitled to receive any cash dividend declared on the shares after the date on which the merger is approved by Versant’s stockholders.

      A Versant stockholder may withdraw his, her or its demand for appraisal rights only with Versant’s consent.

Listing of Versant Common Stock to be Issued in the Merger

      Versant has agreed to cause the shares of Versant common stock issued in the merger to be approved for listing on The Nasdaq SmallCap Market, subject to official notice of issuance. Versant does not intend to apply for the listing of its common stock on the Frankfurt Stock Exchange after the effective time of the merger.

Delisting and Deregistration of Poet Common Stock

      If the merger is consummated, Poet will use its best efforts to cause its shares of common stock to be de-listed and de-quoted from the Frankfurt Stock Exchange and de-registered under the Exchange Act as soon as practicable following the effective time of the merger.

Restriction on Resales of Versant Common Stock; Section 16

      The Versant common stock to be issued in the merger will be registered under the Securities Act. These shares may be traded freely and without restriction by those stockholders not deemed to be “affiliates” of Poet as that term is defined under the Securities Act. An affiliate of a corporation, as defined by the rules promulgated under the Securities Act, is a person who, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, that corporation. Any transfer by an affiliate of Poet must be one permitted by the resale provisions of Rule 145 promulgated under the Securities Act. If a Poet affiliate becomes an affiliate of Versant, any transfer must be permitted by the resale provisions of Rule 144 promulgated under the Securities Act or otherwise permitted under the Securities Act. These restrictions are expected to apply to the executive officers, directors and significant stockholders of Poet. In addition, a Poet affiliate who becomes an officer, director or the beneficial owner of 10% or more of Versant’s common stock will be subject to the reporting and “short-swing profits” provisions of Section 16 of the Exchange Act.

THE MERGER AGREEMENT

      The following is a brief summary of the material provisions of the merger agreement, a copy of which, together with an amendment thereto, is attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference. Stockholders of Versant and Poet are urged to read the merger agreement, as amended, in its entirety for a more complete description of the merger. In the event of any discrepancy between the terms of the merger agreement and the following summary, the merger agreement will control.

The Merger

      Following the approval of the merger and the merger agreement by the stockholders of Poet, the approval by Versant’s stockholders of the merger, the merger agreement, the issuance of shares of Versant common stock and options to purchase Versant common stock pursuant to the merger and the proposed amendments to Versant’s articles of incorporation and the satisfaction or waiver of the other conditions to the merger set forth in the merger agreement, Poet will merge with and into Puma Acquisition, Inc., a wholly owned subsidiary of Versant, with Poet continuing as the surviving corporation of the merger and becoming a wholly owned subsidiary of Versant.

The Effective Time

      As soon as practicable on or after the closing of the merger, the parties will cause the merger to become effective by filing a certificate of merger with the Delaware Secretary of State. The parties anticipate that the closing of the merger will occur shortly after their stockholder meetings to vote on the merger, assuming the merger and related proposals are approved.

Directors and Officers of Versant After the Merger

      At the effective time of the merger:

•	Versant’s board of directors will be reduced to five members;

•	the directors of Versant will be Nick Ordon, Uday Bellary, William Henry Delevati, Jochen Witte and Herbert May, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal;

•	Nick Ordon will be the Chairman of the board of directors of Versant; and

•	the officers of Versant will remain the same, except that Jochen Witte, the President and Chief Executive Officer of Poet, will be appointed as Versant’s President of European Operations.

Directors and Officers of Poet After the Merger

      At the effective time of the merger:

•	the directors of Poet will be Nick Ordon, Uday Bellary, William Henry Delevati, Jochen Witte and Herbert May; and

•	the officers of Poet will remain the officers of Poet surviving the merger, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.

Conversion of Shares of Poet Common Stock in the Merger

      If the merger is completed, Poet stockholders, other than any Poet stockholders exercising dissenters’ appraisal rights under Delaware law, will receive, for each share of Poet common stock that is outstanding immediately prior to the effective time of the merger, 1.40 shares of Versant common stock, plus cash in lieu of any fractional Versant share in an amount equal to the average of the closing sale prices of Versant common stock during the 10-day trading period ending on last trading day prior to the closing of the merger.

Poet’s Stock Options

      If the merger is completed, each outstanding option to purchase shares of Poet common stock will be assumed by Versant, regardless of whether or not they are exercisable and regardless of their exercise prices. Each Poet stock option that is assumed by Versant will continue to have, and be subject to, substantially the same terms and conditions that were applicable to it immediately prior to the effective time of the merger, except that:

•	each such option will be exercisable for a number of whole shares of Versant common stock equal to the product of the number of shares of Poet common stock that were issuable upon exercise of such option immediately prior to the effective time of the merger multiplied by 1.40, rounded up to the nearest whole share; and

•	the per share exercise price of such option will be determined by dividing the exercise price of such stock option immediately prior to the effective time of the merger by 1.40, rounded down to the nearest whole cent; provided that the holder of a Poet incentive stock option may elect to have the number of Versant common shares subject to his or her resulting Versant option rounded down and the exercise price per Versant share rounded up if the holder so requests.

      Versant has agreed to file a registration statement on Form S-8 to register the shares of Versant common stock issuable with respect to the assumed Poet stock options within 4 calendar days (excluding U.S. federal holidays) after the effective time of the merger, and Versant will maintain the effectiveness of the registration statement for so long as any such assumed and converted Poet stock options remain outstanding.

Poet Employee Stock Purchase Plan

      Prior to the effective time of the merger, Poet will accelerate the exercise date for any outstanding offering periods under its 1999 Employee Stock Purchase Plan such that a new exercise date for all then outstanding offering periods under the 1999 Employee Stock Purchase Plan will occur prior to the effective time of the merger. Consequently, any purchases of shares of Poet common stock under the Poet 1999 Employee Stock Purchase Plan must occur prior to the effective time of the merger. Poet will then terminate its 1999 Employee Stock Purchase Plan prior to the effective time of the merger.

The Exchange and Paying Agent

      Promptly after the effective time of the merger, Versant is required to make available to a bank or trust company selected by Versant and reasonably acceptable to Poet, certificates representing the shares of Versant common stock to be exchanged for outstanding shares of Poet common stock, and cash, without interest, to pay for fractional shares which holders of Poet common stock may be entitled to receive under the merger agreement.

Procedures for Exchanging Stock Certificates

      Promptly after the effective time of the merger, but in no event later than 10 days after the effective date of the merger, Versant will cause its exchange agent to mail to the holders of record of Poet stock certificates (1) a letter of transmittal and (2) instructions on how to surrender Poet stock certificates in exchange for Versant common stock certificates representing the merger consideration, together with cash, without interest, for fractional shares that they may be entitled to receive under the merger agreement. Do not mail your Poet stock certificates at this time. Such stock certificates should be mailed to Versant’s exchange agent only after the consummation of the merger, together with a duly completed letter of transmittal.

      Upon surrendering their Poet stock certificates, the letter of transmittal and any other documents required by the exchange agent, the holders of Poet stock certificates will be entitled to receive a certificate representing that number of whole shares of Versant common stock which that holder has the right to receive under the merger agreement, together with cash in lieu of any fractional Versant share to which the holder would otherwise be entitled. Until surrendered to the exchange agent, outstanding Poet stock certificates will be deemed, from and after the effective time of the merger, to evidence (i) only the ownership of the number of full shares of Versant common stock into which such shares of Poet common stock were converted in the merger and (ii) the right to receive an amount in cash, without interest, in lieu of any fractional shares payable under the merger agreement.

Distributions with Respect to Unexchanged Shares

      Poet stockholders are not entitled to receive any dividends or other distributions on Versant common stock until the merger is completed and they have surrendered their Poet stock certificates in exchange for Versant stock certificates. Once a Poet stockholder surrenders his or her Poet stock certificate to the exchange agent, he, she or it will receive (i) a Versant stock certificate; (ii) cash, without interest, as payment for fractional shares and (iii) cash, without interest, as payment for any dividends or other distributions declared or made by Versant after the effective time of the merger and while such Poet stockholder was a holder of Versant common stock. Versant does not anticipate paying any dividends with respect to its stock.

Termination of Exchange Fund

      Any portion of the exchange fund that remains unclaimed by Poet stockholders for 180 days after the effective time of the merger shall be paid over to Versant by the exchange agent. Any Poet stockholders who have not returned their stock certificates and letter of transmittal to the exchange agent by that time, shall thereafter look only to Versant for payment of their shares of Versant common stock and any cash in lieu of fractional shares, without any interest, upon surrender of their Poet stock certificates.

Lost, Stolen or Destroyed Certificates

      In the event that any Poet stockholder’s stock certificates have been lost, stolen or destroyed, upon the execution and delivery to Versant by such Poet stockholder of an affidavit of that fact in form acceptable to Versant, and, if required, an indemnity agreement and/or a bond in an amount determined by Versant indemnifying Versant against any claim that may be made against Versant with respect to such lost, stolen or destroyed stock certificates, the exchange agent will issue to such stockholder the shares of Versant common stock and any cash payable in lieu of fractional share interests in respect of the Poet shares formerly represented by such lost, stolen or destroyed Poet stock certificates.

Dissenting Shares

      Any stockholders of Poet who exercise and perfect their dissenters’ appraisal rights under Section 262 of the DGCL shall not receive the consideration received by other Poet stockholders in the merger and shall only have the right to be awarded the fair value of their shares under such provisions.

Representations and Warranties

      Versant and Poet each made representations and warranties to the other in the merger agreement regarding aspects of its respective businesses, financial condition, structure and other facts pertinent to the merger. Each party’s representations and warranties are, to a significant degree, mutual and include representations as to:

•	its and its subsidiaries’ corporate organization, good standing and qualification to do business;

•	its and its subsidiaries’ corporate charters, bylaws and other governing documents;

•	its ownership interests in other entities;

•	its capital structure;

•	authorization, execution and delivery of the merger agreement by it (and, in the case of Versant, its subsidiary Puma Acquisition, Inc.);

•	the valid and binding nature of the merger agreement;

•	the fairness opinion received by its board of directors from its financial advisor;

•	required governmental filings, consents, waivers and approvals;

•	the effect of the merger, or entering into the merger agreement, on its outstanding agreements and obligations;

•	its agreements, contracts and commitments;

•	its transactions with related parties;

•	its filings and reports with the SEC;

•	its financial statements and liabilities;

•	the absence of any changes in its business since June 30, 2003 (in the case of Poet) and July 31, 2003 (in the case of Versant);

•	pending or threatened litigation;

•	its employee benefit plans;

•	its compliance with applicable laws;

•	the applicability of takeover statutes to the merger;

•	its hazardous substance activities and environmental law compliance;

•	its intellectual property, intellectual property that it uses and infringement of the intellectual property of third parties;

•	the ability of the merger to qualify as a “reorganization;”

•	its taxes;

•	its relations with its employees;

•	the absence of any stockholders rights plan;

•	brokers’ and finders’ fees in connection with the merger; and

•	warranty claims with respect to any of its products.

      The representations and warranties in the merger agreement are complicated and are not easily summarized. Versant and Poet urge you to read carefully Article V of the merger agreement entitled “Representations and Warranties.”

Conduct of Each Company’s Business Before the Closing of the Merger

      Poet and Versant have each agreed that, until the effective time of the merger (or the merger agreement terminates), it and its respective subsidiaries will conduct their businesses in the usual, regular and ordinary course, substantially consistent with past practice and in a manner not representing a new strategic direction and will use its commercially reasonable efforts to preserve intact their business organizations and relationships with third parties.

      In addition, until the effective time of the merger (or the merger agreement terminates), or unless the other party consents in writing (which consent is not to be unreasonably withheld), Poet and Versant have each agreed not to take, nor permit any of its subsidiaries to take, any of the following actions indicated below, subject to certain exceptions noted below:

•	amend its charter or bylaws (except amendments required to effect the merger and the proposed amendments to Versant’s articles of incorporation described in this joint proxy statement/prospectus) or adopt any “poison pill” or stockholder rights plan (except that Versant may make amendments to its charter that are reasonably necessary to enable it to consummate a “Financing Transaction” as defined below);

•	adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization (other than a merger or consolidation between its wholly owned subsidiaries and immaterial recapitalizations of its subsidiaries);

•	issue, sell, transfer, pledge, dispose of or encumber its securities other than (i) issuances of its common stock upon exercise or conversion of any of its securities that were outstanding on the date of the merger agreement or, in the case of Versant, as contemplated by the merger agreement upon the conversion of Versant’s Series A preferred stock, (ii) issuances or grants of additional stock options or stock-based awards under its existing option plans in the ordinary course of its business consistent with past practice and issuances of shares of its common stock pursuant to such options or awards, (iii) issuance of shares of its common stock pursuant to its existing Employee Stock Purchase Plan, (iv) transfers of shares of any of its subsidiaries to itself or to any of its wholly owned subsidiaries and (v) only with respect to Versant, issuances of shares of Versant stock in connection with a Financing Transaction;

•	effect any split, combination, subdivision or reclassification with respect to its capital stock or declare, set aside or pay any dividends or make any other distribution with respect to its capital stock, other than dividends paid to it by any of its wholly owned subsidiaries;

•	redeem, purchase or otherwise acquire any shares of its capital stock or the capital stock of its subsidiaries except for certain repurchases of unvested shares from an employee or consultant in connection with the termination of the employment or consulting relationship pursuant to an agreement that was in effect on the date of the merger agreement and, with respect to Versant, except for cancellation of certain shares of Versant common stock issued in connection with its previous acquisition of Mokume Software Inc.;

•	amend the terms of any outstanding options to purchase shares of its common stock or any other stock-based award or any restricted or unvested shares of its common stock;

•	reprice stock options or authorize cash payments in exchange for any options granted;

•	increase the compensation or benefits of any of its directors, officers or employees, except for normal increases in the ordinary course of business consistent with past practice or as required by law or a written agreement or commitment in effect on the date of the merger agreement;

•	grant any new severance or termination package to any employee or consultant, other than in the ordinary course of its business consistent with its past practice;

•	enter into or adopt any new, or amend any existing, employee benefit plan;

•	acquire a material amount of assets or property;

•	sell, lease, transfer, issue, encumber or otherwise dispose of any material assets or property or any stock or ownership interest in it or in any of its subsidiaries except (i) pursuant to contracts or commitments existing on the date of the merger agreement or (ii) as permitted under the third bullet point above;

•	(i) incur or assume any long-term or short-term debt or issue any debt securities; (ii) assume, guarantee, endorse or otherwise become liable for the obligations of any other person; (iii) make, cancel, or waive rights with respect to, any loans, advances or capital contributions to, or investments in, any other person or entity; (iv) pledge or otherwise encumber shares of its capital stock or the capital stock of its subsidiaries; (v) mortgage or pledge any of its tangible or intangible assets or properties; or (vi) enter into an indemnification or similar agreement with any of its employees, officers or directors or of any of its subsidiaries (except that Versant may enter into its standard form of indemnification agreement with a Versant director who has not signed such an agreement), except that it and its subsidiaries may incur unsecured indebtedness for trade payables incurred in the ordinary course of business or obtain ordinary and usual credit payment terms extended for purchases made in the ordinary course of business (and Versant may issue such securities in connection with a Financing Transaction);

•	pay, discharge or satisfy any material claims, liabilities or obligations, other than in the ordinary course of business consistent with past practice with respect to liabilities reflected or reserved against in its balance sheet at June 30, 2003 (in the case of Poet) or July 31, 2003 (in the case of Versant), or incurred subsequent to such respective date in the ordinary course of business consistent with past practice;

•	enter into (i) any license or other agreement with respect to intellectual property rights of it or any of its subsidiaries or (ii) any consulting arrangement, except that it may enter into any non-exclusive license, agreement or consulting arrangement granted in the ordinary course of business consistent with its past practice;

•	engage in any transaction (except pursuant to an existing written agreement) with, or enter into any agreement with, any of its directors, officers or affiliates or any of their family members except for transactions solely between it and any of its wholly-owned subsidiaries and except for permitted payments of compensation and grants of stock options;

•	change any of its methods of accounting or accounting practices except for any such change which is not material or is required by reason of a change in generally accepted accounting principles;

•	amend, modify or otherwise change the terms of (i) any existing customer contract to accelerate the payments due to it or any of its subsidiaries or (ii) any other contract or commitment to defer the payments due or payable by it or any of its subsidiaries;

•	enter into any joint venture, partnership or other similar arrangement;

•	amend or waive any provisions of any standstill or similar agreement;

•	(i) make or change any tax election, (ii) settle any audit of any of its tax returns or (iii) file any amended tax return, in each case, that is reasonably likely to result in a tax liability that is greater than $200,000;

•	enter into any agreement that limits its ability, or would limit the ability of it or any of its subsidiaries after the effective time of the merger, to compete in any market or business, to conduct any line of business or to compete with any person, or engage in any business, in any geographic area or during any time period; or

•	take any action that would reasonably be expected to prevent, materially delay or materially impede the consummation of the merger except as expressly permitted by the merger agreement.

      Notwithstanding the above, Versant and its subsidiaries are permitted to solicit, negotiate, engage in or consummate one or more Financing Transactions, so long as the terms of such Financing Transaction(s) do not call for or require the termination of the merger agreement or a material amendment to its terms. A “Financing Transaction” means any transaction or series of transactions in which Versant (i) raises or obtains funds through the issuance and sale of shares of its capital stock and/or other equity or debt securities of Versant or (ii) obtains a loan or advance of funds or a credit facility.

      The agreements related to the conduct of the companies’ business in the merger agreement are complicated and not easily summarized. We urge you to read Sections 6.1 and 6.2 in the merger agreement entitled “Conduct of Poet’s Business” and “Conduct of Versant’s Business,” respectively, carefully.

No Other Negotiations

      Until the merger is completed or the merger agreement is terminated, Poet and Versant have each agreed not to take, or permit its subsidiaries to take, and to use all reasonable efforts to cause its employees, agents and representatives not to take, directly or indirectly, any of the following actions:

•	solicit, initiate, encourage, knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal, as defined below, with respect to itself;

•	participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal with respect to itself;

•	engage in discussions with any person with respect to any Acquisition Proposal with respect to itself;

•	approve, endorse or recommend any Acquisition Proposal with respect to itself; or

•	execute or enter into any letter of intent or similar document contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby with respect to itself.

      If either Poet or Versant receives an Acquisition Proposal or any request for nonpublic information or inquiry which it reasonably believes would lead to an Acquisition Proposal, it has agreed to provide the other party with (i) oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry and (ii) oral and written notice including such information as is reasonably necessary to keep the other party informed of any changes in the proposed material terms and conditions or the status of any such Acquisition Proposal, request or inquiry. Poet or Versant must provide the other party with 48 hours prior notice (or such lesser prior notice as it provided to the members of its board of directors) of any meeting of its board of directors at which its board of directors is reasonably expected to consider any Acquisition Proposal.

      If Poet or Versant receives an unsolicited, written, bona fide Acquisition Proposal that its board concludes in good faith (after receiving advice from its outside legal counsel and from its financial advisor) is a Superior Offer, as defined below, then Poet or Versant, as the case may be, may take the following actions (but only if and to the extent that its board of directors concludes in good faith, following receipt of the written advice of its outside legal counsel, that it is required to do so in order to prevent its board of directors from breaching its fiduciary obligations under applicable law):

•	Furnish nonpublic information to the third party making the Acquisition Proposal, provided that it concurrently gives the other party to the merger agreement written notice of its intention to furnish nonpublic information and receives from the third party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic information it furnishes to the third party and contemporaneously furnishes such nonpublic information to the other party to the merger agreement; and

•	Engage in negotiations with the third party with respect to the Acquisition Proposal, provided that it concurrently gives the other party to the merger agreement written notice of its intention to enter into negotiations with such third party.

      In response to its receipt of a Superior Offer, Poet’s or Versant’s board of directors may (i) withhold, withdraw, amend or modify its recommendation in favor of the merger (or in the case of Versant, any of the proposed amendments to its articles of incorporation); (ii) notice, call and hold a meeting of its stockholders to consider and vote upon such Superior Offer; and/or (iii) recommend that its stockholders accept and approve the Superior Offer (each, a “change in recommendation”), if, and only if, all of the following conditions have first been met and satisfied:

•	the meeting of its stockholders to consider and approve the merger has not occurred;

•	a Superior Offer has been made and not been withdrawn and its board of directors has concluded in good faith, after receipt of the advice of its outside legal counsel and financial advisors, that, in light of such Superior Offer, its board of directors is required to change its recommendation in order to prevent a breach of its fiduciary obligations under applicable law;

•	it shall have:

•	provided the other party to the merger agreement written notice (i) that it has received a Superior Offer, (ii) stating the material terms and conditions of the Superior Offer and the identity of the person or group making the Superior Offer, and (iii) that it intends to effect a change in recommendation with respect to the merger and the manner in which it intends to do so;

•	provided the other party to the merger agreement with a copy of all written materials and information it has delivered or made available to the person or group making the Superior Offer;

•	considered any counterproposal to the Superior Offer that the other party to the merger agreement may make during the five day period after the other party’s receipt of the written notice described above; and

•	determined in the good faith judgment of its board of directors (following receipt of the advice of its outside legal counsel and its financial advisor), that the counterproposal is less favorable, from a financial point of view, to its stockholders (in their capacities as stockholders) than the Superior Offer; and

•	it shall not have breached in any material respect any of the provisions of the merger agreement relating to its obligations to call a meeting of its stockholders to consider the merger, recommend the merger to its stockholders and to not solicit or participate in offers for Acquisition Proposals.

      Unless the merger agreement is terminated in accordance with its terms, even if its board’s recommendation is withheld, withdrawn, amended or modified, each of Poet and Versant must nevertheless hold and convene its respective stockholders’ meeting to consider the merger agreement and the related proposals. In addition, until the merger agreement is terminated in accordance with its terms, each of Poet and Versant have agreed to not submit any Acquisition Proposal to the vote of its stockholders, except as permitted with respect to a Superior Offer.

      An Acquisition Proposal, with respect to Poet or Versant, is any offer or proposal relating to a transaction or series of related transactions involving:

•	any purchase from it, or acquisition by any person or group, of more than a 15% interest in the total outstanding voting securities of it or any of its subsidiaries or any tender offer or exchange offer that if consummated, would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of it or any of its subsidiaries;

•	any merger, consolidation, business combination or similar transaction involving it or any of its subsidiaries;

•	any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 15% of its assets (including its subsidiaries taken as a whole); or

•	any liquidation or dissolution of it; provided that, with respect to Versant, an Acquisition Proposal shall not include a Financing Transaction.

      A Superior Offer with respect to Poet or Versant is an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation, other business combination or asset purchase, all or substantially all of its assets or a majority of its total outstanding voting securities and as a result of which its stockholders immediately preceding such transaction would hold less than 50% of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent or subsidiary thereof, on terms that its board of directors has in good faith concluded (following receipt of the advice of its outside legal counsel and its financial advisor), to be more favorable, from a financial point of view, to its stockholders than the terms of the merger agreement (or any counterproposal made by the other party to the merger agreement) and is reasonably capable of being consummated.

Termination of 401(k) Plan

      Poet has agreed to terminate its 401(k) plans no later than the day immediately preceding the closing of the merger unless Versant has provided written notice to the contrary. Participants in Poet’s 401(k) plans will be permitted to participate in Versant’s 401(k) plans as soon as administratively feasible following the merger and will be permitted to rollover funds from Poet’s 401(k) plans into Versant’s 401(k) plans.

Employee Benefit Plans

      Poet employees whose employment continues with Versant following the merger shall be entitled to participate in the employee benefit plans administered by Versant, and to the extent permitted by such plans, to credit under those plans for prior service provided to Poet as if those services were provided to Versant.

Director and Officer Indemnification

      Versant has agreed that, from and after the effective time of the merger, it will, to the maximum extent permitted by applicable law, assume and perform all of Poet’s obligations under Poet’s indemnification agreements that were in effect on the date of the merger agreement with any individual who then was an executive officer or director of Poet. Versant also agreed to assume all of Poet’s indemnification obligations for matters arising prior to the effective time of the merger under any indemnification provisions contained in Poet’s certificate of incorporation and bylaws that were in effect immediately prior to the effective time of the merger. However, Versant is not required to indemnify, advance expenses to or provide contribution to, any such individual pursuant to any such indemnity agreement to the extent that doing so (i) would be in violation of applicable law or (ii) would provide such individual with indemnification, contribution or advancement of expenses with respect to any claim, action or proceeding brought by Versant against such individual which arises in whole or in part from the merger agreement.

Takeover Statutes

      Versant and Poet have each agreed not to take any action that would cause the transactions contemplated by the merger agreement to be subject to the restrictions under Section 203 of the DGCL to the extent applicable to a “business combination” and every other applicable state anti-takeover, control share acquisition, fair price, moratorium or other similar statute or regulation. In the event that any of these restrictions apply to the transactions contemplated by the merger agreement, Versant and Poet have each also agreed to grant any approvals and take any lawful actions as are necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by the merger agreement, and to otherwise act to eliminate or minimize the effects of those restrictions that are applicable to the merger and the transactions contemplated by the merger agreement.

Deposit of United States Funds

      Subsequent to entering into the merger agreement, Poet deposited 50% of its cash and cash equivalent assets in United States Dollar-denominated accounts and has agreed, during the time period beginning on the date of the merger agreement and ending on the earlier to occur of the effective time of the merger or the termination of the merger agreement in accordance with its terms, to manage its cash and cash equivalent accounts to maintain at least 50% of its cash and cash equivalent assets in United States Dollar-denominated accounts.

Termination of Poet Shareholder Rights Agreement

      Poet will use its best commercially reasonable efforts to cause that certain Second Amended and Restated Shareholder Rights Agreement, dated as of December 23, 1998, among Poet and certain stockholders of Poet to be terminated and cancelled prior to the effective time of the merger.

Conversion of Versant Series A Preferred Stock

      Versant has agreed to use diligent efforts to cause all outstanding shares of its Series A preferred stock to be fully converted, by no later than concurrently with the effective time of the merger, into shares of its common stock at a conversion rate of not more than three shares of common stock for each converted share of Series A preferred stock. Versant has also agreed that the aggregate number of shares of Versant common stock to be issued to holders of Versant Series A preferred stock upon the conversion of such shares will not exceed 3,941,230 shares of Versant common stock.

      In addition, Versant has agreed, contingent upon consummation of the merger and conversion of the Versant Series A preferred stock into Versant common stock, to amend any warrant to purchase Versant common stock held by a holder of Versant’s Series A preferred stock as follows: (i) Versant will reduce the exercise price of such warrant from $2.13 per share to $1.66 per share and (ii) Versant will amend the definition of “Expiration Date” in such warrant by (A) changing the reference in such definition from “July 11, 2004” to “July 11, 2005” (so that any expiration of such warrant that would otherwise occur on July 11, 2004 under the terms of such warrant will instead occur on July 11, 2005) and (B) providing that the term “Acquisition,” as used in the warrant, shall not include the merger with Poet, so that such warrant shall not expire upon consummation of the merger.

Reduction of Versant’s Board Size

      As permitted by Versant’s bylaws, Versant will fix the number of authorized members of its board of directors at five directors after the effective time of the merger.

Outside Director Compensation

      From the effective time of the merger to the date of the next annual meeting of Versant’s stockholders, Versant will pay its Outside Directors cash compensation for their services as directors at the rate of USD$25,000 per annum. On and after the date of the next annual meeting of Versant’s stockholders, the amount of compensation paid by Versant to such Outside Directors shall be determined from time to time by Versant’s board of directors or a committee thereof that is duly authorized to make such determination.

Nasdaq SmallCap Listing; No Frankfurt Stock Exchange Listing; Poet Delisting

      On or prior to the consummation of the merger, Versant has agreed to use its diligent efforts, to the extent practicable and within its control, to maintain the listing of the Versant common stock on The Nasdaq SmallCap Market and to cause the shares of Versant common stock to be issued in the merger to be approved for listing on The Nasdaq SmallCap Market. Versant does not intend to apply for the listing of its common stock on the Frankfurt Stock Exchange after the effective time of the merger.

      Poet has agreed to use its best efforts to cause the shares of Poet common stock to be delisted and de-quoted from the Frankfurt Stock Exchange and de-registered under the Exchange Act as soon as practicable following the effective time of the merger.

Conditions to Closing the Merger

      Versant’s and Poet’s obligations to complete the merger are subject to the satisfaction or waiver of each of the following conditions before the closing:

•	the merger agreement and the merger must be approved by the stockholders of Poet;

•	the merger agreement, the merger, the issuance of the shares of Versant common stock and options to purchase shares of Versant common stock to be issued in the merger, and each of the proposed amendments to Versant’s articles of incorporation, must be approved by Versant’s stockholders;

•	all material antitrust approvals required to be obtained prior to consummation of the merger, if any, shall have been obtained;

•	all required filings with governmental entities shall have been made and all required governmental consents and approvals shall have been obtained, subject to various qualifications;

•	no governmental entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, decree, injunction or order that has the effect of making the merger illegal or otherwise prohibiting the consummation of the merger;

•	there shall not be any pending or overtly threatened suit, action or proceeding asserted by any governmental entity challenging or seeking to restrain the consummation of the merger or requiring either Versant or Poet to divest themselves of any material assets or business;

•	Versant’s registration statement filed with the SEC to register the issuance of its shares in the merger under the Securities Act, of which this joint proxy statement/prospectus is a part, must be effective, no stop order suspending its effectiveness may be in effect, no proceedings for suspending its effectiveness shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the SEC;

•	Versant’s articles of incorporation shall be amended as proposed in this joint proxy statement/prospectus to read in substantially the form attached hereto as Annex B, and such amended articles of incorporation shall have been approved by Versant’s board of directors and stockholders and been filed with and accepted for filing with the California Secretary of State; and

•	all of the outstanding shares of Versant’s Series A preferred stock shall have been converted into shares of Versant common stock at the rate of not more than 3 shares of Versant common stock for each outstanding share of Versant Series A preferred stock, with the shares of Versant Series A preferred stock that are outstanding on the date of the merger to be converted into a total of not more than 3,941,230 shares of Versant common stock.

      Versant’s obligations to complete the merger are subject to the satisfaction or waiver of each of the following additional conditions:

•	The representations and warranties of Poet contained in the merger agreement must be true and correct as of date of the merger agreement (except to the extent the representations and warranties speak as of an earlier date) and as of the date of closing with the same force and effect as if made on that date, except where the failure of such representations or warranties to be true or correct would not have, individually or in the aggregate, a material adverse effect on Poet or be reasonably likely to materially adversely affect the ability of Poet or Versant to consummate the merger;

•	Poet must have performed or complied in all material respects with all of its obligations and covenants required by the merger agreement to be performed or complied with by Poet on or before the closing of the merger, except that Poet shall be deemed to have satisfied such condition even if it has not performed all such obligations and covenants in all material respects unless its failure to do so, individually or in the aggregate, has had, or is reasonably likely to have, a material adverse effect on Poet or is reasonably likely to materially adversely affect the ability of Poet or Versant to consummate the merger;

•	Versant shall have received a certificate with respect to the matters set forth in the two preceding bullet points signed on behalf of Poet by the Chief Executive Officer and the Chief Financial Officer of Poet;

•	Poet’s Unrestricted Net Cash (as defined below), as of September 30, 2003, must not have been less than USD$6,500,000 and Poet’s Net Working Capital (as defined below) as of September 30, 2003, must not have been less than USD $7,250,000. Poet’s “Unrestricted Net Cash” means that amount equal to (i) the sum of Poet’s consolidated cash and equivalents and short-term investments at September 30, 2003 minus (ii) the sum of all indebtedness of Poet under short-term borrowings at September 30, 2003. Poet’s “Net Working Capital” at September 30, 2003 shall mean that amount equal to (A) the sum of Poet’s cash and equivalents, short-term investments and accounts receivable (net of allowances for doubtful accounts) at September 30, 2003 minus (B) the sum of Poet’s total consolidated current liabilities, but excluding any deferred revenue. This condition was satisfied as of September 30, 2003;

•	Versant must have received from its tax counsel an opinion to the effect that the merger will constitute a “reorganization” within the meaning of section 368(a) of the Code; provided that if Versant’s tax counsel does not deliver such opinion, Poet’s tax counsel may provide such opinion;

•	Mr. Jochen Witte shall have entered into an employment offer letter with a German affiliate of Versant;

•	Poet must have provided to Versant resolutions of Poet’s board of directors authorizing the termination of Poet’s 401(k) plans prior to the closing of the merger and an executed amendment to any such plans to assure compliance with applicable tax laws; and

•	No material adverse effect with respect to Poet shall have occurred since the date of the merger agreement and be continuing.

      A material adverse effect is defined to be any change, event, inaccuracy, circumstance or effect that is materially adverse to the financial condition, assets (including intangible assets), or business of such person and its subsidiaries taken as a whole. However, none of the following events in themselves, either alone or in combination, constitute a material adverse effect with respect to a person, nor are they taken into account when determining whether there has been, or will be, a material adverse effect with respect to a person:

•	any failure by Poet or Versant to meet analysts’ published revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the merger agreement;

•	any change in Poet’s or Versant’s results of operations, stock price or trading volume;

•	any effect resulting from the announcement of the merger agreement or the merger, including but not limited to responses of such Poet’s or Versant’s employees or customers;

•	any effect resulting from changes in general economic conditions or affecting generally the industry or industries in which Poet or Versant participates, the U.S. or German economy as a whole or any foreign economies in any locations where Poet or Versant has material operations, or affecting generally sales or customers, unless such condition shall disproportionately adversely affect Poet or Versant;

•	any effect resulting from the failure of the other party to the merger agreement to comply with the merger agreement, or from the failure of the other party to take any action required to be taken by such other party under the merger agreement; or

•	any effect resulting from any action taken or announced, or any action not taken, at the express request of the other party.

      Poet’s obligations to complete the merger are subject to the satisfaction or waiver of each of the following additional conditions:

•	The representations and warranties of Versant contained in the merger agreement must be true and correct as of date of the merger agreement (except to the extent the representations and warranties speak as of an earlier date) and as of the date of closing with the same force and effect as if made on that date, except where the failure of such representations or warranties to be true or correct would not have, individually or in the aggregate, a material adverse effect on Versant or be reasonably likely to materially adversely affect the ability of Poet or Versant to consummate the merger;

•	Versant must have performed or complied in all material respects with all of its obligations and covenants required by the merger agreement to be performed or complied with by Versant on or before the closing of the merger, except that Versant shall be deemed to have satisfied such condition even if it has not performed all such obligations and covenants in all material respects unless its failure to do so, individually or in the aggregate, has had, or is reasonably likely to have, a material adverse effect on Versant or is reasonably likely to materially adversely affect the ability of Poet or Versant to consummate the merger;

•	Poet shall have received a certificate with respect to the matters set forth in the two bullet points above signed on behalf of Versant by the Chief Executive Officer and the Chief Financial Officer of Versant;

•	Poet must have received from its tax counsel an opinion to the effect that the merger will constitute a “reorganization” within the meaning of section 368(a) of the Code; provided that if Poet’s tax counsel does not deliver such opinion, Versant’s tax counsel may provide such opinion;

•	No material adverse effect with respect to Versant shall have occurred since the date of the merger agreement and be continuing;

•	Versant’s Unrestricted Net Cash (as defined below), as of September 30, 2003, must not have been less than USD$1,000,000 and Versant’s Net Working Capital (as defined below) as of September 30, 2003, must not have been less than USD $1,200,000. Versant’s “Unrestricted Net Cash” at September 30, 2003 shall mean that amount equal to (i) the sum of Versant’s consolidated cash and equivalents and short-term investments at September 30, 2003 minus (ii) the sum of all indebtedness of Versant under short-term borrowings at September 30, 2003. Versant’s “Net Working Capital” at September 30, 2003 shall mean that amount equal to (A) the sum of Versant’s cash and equivalents, short-term investments and accounts receivable (net of allowances for doubtful accounts) at September 30, 2003 minus (B) the sum of Versant’s total consolidated current liabilities, but excluding any deferred revenue. This condition was satisfied as of September 30, 2003;

•	Mr. Jochen Witte shall have entered into an employment offer letter with a German affiliate of Versant;

•	Versant’s common stock shall be listed on either The Nasdaq SmallCap Market or The Nasdaq National Market and Versant will then be in compliance in all material respects with all applicable rules and regulations of The Nasdaq Stock Market necessary for Versant to maintain the listing of Versant common stock on The Nasdaq SmallCap Market; and

•	The shares of Versant’s common stock issuable to the stockholders of Poet in the merger and such other shares of Versant’s common stock as are required to be reserved for issuance upon the exercise of assumed or substituted Poet stock options shall have been authorized for listing on The Nasdaq SmallCap Market upon official notice of issuance.

Termination of the Merger Agreement

      Either Versant or Poet may terminate the merger agreement at any time prior to the effective time of the merger if any of the following events occurs:

•	the parties mutually agree in writing, by action of their respective boards of directors, to terminate the merger agreement;

•	the merger is not completed by March 31, 2004, except that the right to terminate the merger agreement under this provision is not available to any party whose breach of the merger agreement has been a principal cause of the failure of the merger to occur on or by March 31, 2004;

•	the stockholders of Poet do not approve the merger agreement and the merger;

•	the stockholders of Versant do not approve the merger agreement, the merger, the issuance of shares of Versant common stock and options to purchase shares of Versant common stock in the merger or any of the proposed amendments to Versant’s articles of incorporation; or

•	a governmental authority has issued a final nonappealable order, decree or ruling or taken any other action, in any case having the effect of permanently enjoining, restraining or prohibiting the merger.

      Poet may terminate the merger agreement at any time prior to the effective time of the merger if any of the following events occurs:

•	there has been a breach of any representation, warranty or covenant on the part of Versant, or any of Versant’s representations or warranties has become untrue, such that the corresponding condition to closing the merger would not be met; provided, however, if the breach or inaccuracy is curable through the exercise of reasonable efforts and is not a breach of Versant’s covenants to call its stockholders’

meeting, to approve the merger, to recommend the merger to its stockholders or to refrain from engaging in discussions for an Acquisition Proposal with a third party, then Poet may not terminate the merger agreement prior to 30 days after written notice of such breach or inaccuracy is given by Poet to Versant and Poet may not terminate the merger agreement on account of such material breach if it has been cured within such 30-day period;

•	any of the following triggering events occurs:

•	Versant’s board of directors withdraws its recommendation in favor of the adoption and approval of the merger agreement, the merger, the issuance of shares of Versant common stock and options to purchase shares of Versant common stock in the merger or any of the proposed amendments to Versant’s articles of incorporation, or modifies or amends its approval of the merger or any of the proposed amendments to its articles of incorporation in a manner adverse to Poet;

•	Versant fails to include in this joint proxy statement/prospectus the recommendation of its board of directors in favor of the adoption and approval of the merger agreement, the merger, the issuance of shares of Versant common stock and options to purchase shares of Versant common stock in the merger, or any of the proposed amendments to Versant’s articles of incorporation;

•	Versant’s board of directors fails to reaffirm its recommendation in favor of adoption and approval of the merger agreement, the merger, the issuance of shares of Versant common stock and options to purchase Versant common stock in the merger, or any of the proposed amendments to Versant’s articles of incorporation within 10 business days after Poet requests in writing that this recommendation be reaffirmed;

•	Versant’s board of directors or any committee thereof approves or recommends any Acquisition Proposal or takes any action to solicit or seek approval of such Acquisition Proposal by Versant’s stockholders;

•	Versant’s board of directors or any committee thereof has taken any action that is a change in recommendation;

•	if a tender or exchange offer relating to the securities of Versant is commenced by a person or entity unaffiliated with Poet, and Versant does not send to its stockholders within 10 business days after the tender or exchange offer is first commenced a statement disclosing that Versant recommends rejection of the tender or exchange offer; or

•	Versant shall have knowingly and materially breached the non-solicitation provisions of the merger agreement or the provisions of the merger agreement relating to holding the Versant stockholders meeting and recommending approval of the merger;

•	Versant has consummated, or entered into a binding written agreement obligating Versant to consummate, a Financing Transaction and Poet has not previously consented in writing to such Financing Transaction; or

•	if Poet receives a Superior Offer and its board of directors has concluded in good faith, after receipt of the advice of its outside legal counsel and its financial advisor, that it is required to accept such Superior Offer in order to prevent a breach of its fiduciary obligations under applicable law.

      Versant may terminate the merger agreement at any time prior to the effective time of the merger if any of the following events occurs:

•	there has been a breach of any representation, warranty or covenant on the part of Poet, or any of Poet’s representations or warranties has become untrue, such that the corresponding condition to closing the merger would not be met; provided, however, if the breach or inaccuracy is curable through the exercise of reasonable efforts and is not a breach of Poet’s covenants to call its stockholders’ meeting to approve the merger, recommend the merger to its stockholders or to refrain from engaging in discussions for an Acquisition Proposal with a third party, then Versant may not terminate the merger agreement prior to 30 days after written notice of such breach or inaccuracy is given by Versant to Poet and Versant may not terminate the merger agreement on account of such material breach if it has been cured within such 30-day period;

•	if any of the following triggering events occurs:

•	Poet’s board of directors withdraws its recommendation in favor of the adoption and approval of the merger agreement, withdraws its recommendation to its stockholders to approve the merger or modifies or amends its approval of the merger in a manner adverse to Versant;

•	Poet fails to include in this joint proxy statement/prospectus the recommendation of its board of directors in favor of the adoption and approval of the merger agreement and the merger;

•	Poet’s board of directors fails to reaffirm its recommendation in favor of adoption and approval of the merger agreement and the merger within 10 business days after Versant requests in writing that this recommendation be reaffirmed;

•	Poet’s board of directors or any committee thereof approves or recommends any Acquisition Proposal or takes any action to solicit or seek approval of such Acquisition Proposal by Poet’s stockholders;

•	Poet’s board of directors or any committee thereof has taken any action that is a change in recommendation;

•	if a tender or exchange offer relating to the securities of Poet is commenced by a person or entity unaffiliated with Versant, and Poet does not send to its stockholders within 10 business days after the tender or exchange offer is first commenced a statement disclosing that Poet recommends rejection of the tender or exchange offer; or

•	Poet shall have knowingly and materially breached the non-solicitation provisions of the merger agreement or the provisions of the merger agreement relating to holding the Poet stockholders meeting and recommending approval of the merger; or

•	if Versant receives a Superior Offer and its board of directors has concluded in good faith, after receipt of the advice of its outside legal counsel and its financial advisor, that it is required to accept such Superior Offer in order to prevent a breach of its fiduciary obligations under applicable law.

Termination Fee

     Termination fee payable by Poet

      Poet is obligated to pay Versant a termination fee, or “break-up fee,” under the following circumstances:

•	Poet is obligated to pay Versant a termination fee equal to $500,000 if Versant or Poet terminates the merger agreement because Poet’s stockholders do not approve the merger agreement and the merger at the Poet special meeting of stockholders; except that Poet will not be obligated to pay Versant such termination fee unless and until Versant’s stockholders approve the merger agreement, the merger, the issuance of shares of Versant common stock and options to purchase shares of Versant common stock in the merger and each of the proposed amendments to Versant’s articles of incorporation at the Versant special meeting of stockholders;

•	Poet is obligated to pay Versant a termination fee equal to $1,000,000 under the following circumstances:

•	If, at any time during the time period beginning on the date of the merger agreement and ending five months after the termination of the merger agreement due to (a) Poet’s material breach of any representation, warranty or covenant in the merger agreement that would cause certain conditions to closing of the merger to fail, (b) the failure of Poet’s stockholders to approve the merger, or (c) Poet’s board of directors’ withdrawal or adverse modification of its recommendation of the merger, its approval or recommendation of an opposing Acquisition Proposal or certain other similar actions, and either (x) Poet enters into a written agreement (other than the merger agreement) which provides for an Acquisition of Poet (as defined below), or (y) Poet and/or another person (other than Versant), publicly announce their intention or agreement to enter into a written agreement between themselves which provides for an Acquisition of Poet;

•	If Poet takes any action constituting a change in recommendation (whether or not permitted by the merger agreement) and, as a result, Versant terminates the merger agreement under certain conditions; or

•	Poet terminates the merger agreement upon receipt of a Superior Offer.

      An “Acquisition of Poet” is any of the following:

•	a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Poet pursuant to which the stockholders of Poet immediately preceding such transaction hold less than 60% of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof;

•	a sale or other disposition by Poet of all or substantially all of Poet’s assets; or

•	the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the party or such person or group), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of Poet.

Termination Fee Payable by Versant

      Versant is obligated to pay Poet a termination fee under the following circumstances:

•	Versant is obligated to pay Poet a termination fee equal to $500,000 if Poet or Versant terminates the merger agreement because Versant’s stockholders do not approve the merger agreement, the merger, the issuance of shares of Versant common stock and options to purchase shares of Versant common stock in the merger or any of the proposed amendments to Versant’s articles of incorporation at the special meeting of Versant stockholders; except that Versant will not be obligated to pay Poet such termination fee unless and until Poet’s stockholders approve the merger agreement and the merger at the Poet special meeting of stockholders:

•	Versant is obligated to pay Poet a termination fee equal to $1,000,000 under the following circumstances:

•	If, at any time during the time period beginning on the date of the merger agreement and ending five months after the termination date of the merger agreement due to (a) Versant’s material breach of any representation, warranty or covenant in the merger agreement that would cause certain conditions to closing of the merger to fail, (b) the failure of Versant’s stockholders to approve the proposals presented at the Versant special meeting or (c) Versant’s board of directors’ withdrawal or adverse modification of its recommendation of the merger, its approval or recommendation of an opposing Acquisition Proposal or certain other similar actions, and either (x) Versant enters into a written agreement (other than the merger agreement) which provides for an Acquisition of Versant (as defined below), or (y) Versant and/or another person (other than Poet), publicly announce their intention or agreement to enter into a written agreement between themselves which provides for an Acquisition of Versant;

•	If Versant takes any action constituting a change in recommendation (whether or not permitted by the merger agreement) and, as a result, Poet terminates the merger agreement under certain conditions; or

•	Versant terminates the merger agreement upon receipt of a Superior Offer.

      An “Acquisition of Versant” is any of the following:

•	a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Versant pursuant to which the stockholders of Versant immediately preceding such transaction hold less than 60% of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof;

•	a sale or other disposition by Versant of all or substantially all of Versant’s assets; or

•	the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the party or such person or group), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of Versant.

      In addition, in the event that Versant enters into a Permitted Financing with gross proceeds to Versant of more than $2,000,000 and Poet has not consented in writing to such Permitted Financing and Poet terminates the merger agreement on account of such Permitted Financing, Versant has agreed to pay Poet’s reasonable and appropriate expenses incurred in connection with the merger.

Amendment of the Merger Agreement and Waiver of Conditions

      The merger agreement may be amended by mutual written consent of Versant, Poet and Puma Acquisition, Inc., subject to all applicable laws. At any time prior to completion of the merger, either Versant or Poet may waive compliance by the other with any of the obligations to consummate the merger contained in the merger agreement, subject to all applicable laws.

OTHER AGREEMENTS

Voting Agreements

Poet Voting Agreements

      Each of Jochen Witte, Gert Koehler, and Barbara Witte, who collectively had the right to vote, as of October 31, 2003, a total of 961,153 shares of Poet common stock (or approximately 8.8% of the outstanding shares of Poet common stock as of October 31, 2003), entered into a voting agreement with Versant and Poet agreeing to vote all of his or her shares of Poet common stock, including shares of Poet common stock acquired after the date of the voting agreements, as follows:

•	in favor of the approval of the merger and the merger agreement, and in favor of each of the other agreements and actions contemplated by the merger agreement and the proxy attached to the voting agreement and any action required to further the merger or these actions;

•	in favor of the waiver of any rights of first refusal, rights of first offer, rights of notice, rights of co-sale, tag-along rights, information rights, registration rights, preemptive rights, rights of redemption or repurchase, or similar rights under any agreement, arrangement or understanding applicable to such stockholder’s shares of Poet common stock; and

•	against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Poet in the merger agreement or that would preclude fulfillment of a condition precedent to consummation the merger or that would be in favor of, or would support or encourage, any Acquisition Proposal involving Poet.

      Each of these stockholders has also granted to Versant an irrevocable proxy to vote the shares of Poet common stock subject to the voting agreements in accordance with its terms and has agreed not to exercise any rights of appraisal or any dissenters’ rights he or she may have or could potentially have or acquire in connection with the merger. The voting agreement and irrevocable proxy terminates upon the earliest of the termination of the merger agreement, the written agreement to cancel the voting agreement among the parties thereto, or the effective time of the merger.

      The voting agreement prohibits the signing stockholders from selling or disposing of any shares or options of Poet common stock owned directly or indirectly by the signing stockholders, except to immediate family members and only if the family member agrees in writing to be bound by the terms and conditions of the voting agreement, except for trades made under any pre-planned sales programs existing as of the date of the merger agreement.

      The voting agreements provide that they will not, and it is the intent of the parties that the voting agreements will not, preclude the board of directors of Poet or any member thereof from exercising their fiduciary duties as required by applicable law.

Versant Voting Agreements

      Each of Nick Ordon, Uday Bellary, Manish Chandra, Henry Delevati, Ajay Jain, Lee McGrath, Shyam Rangole, Daniel Roberts, and Bernhard Woebker, who collectively had the right to vote, as of October 31, 2003, a total of 1,612,381 shares of Versant common stock (or approximately 9.3% of the outstanding shares of Versant common stock and Series A preferred stock as of October 31, 2003), entered into a voting agreement with Versant and Poet agreeing to vote all of his shares of Versant common stock, including shares of Versant stock acquired after the date of the voting agreements, as follows:

•	in favor of the approval of the merger and the merger agreement, and in favor of each of the other actions contemplated by the merger agreement (including the proposed amendments to Versant’s articles of incorporation) and the proxy attached to the voting agreement and any action required to further the merger or these actions;

•	in favor of the waiver of any rights of first refusal, rights of first offer, rights of notice, rights of co-sale, tag-along rights, information rights, registration rights, preemptive rights, rights of redemption or repurchase, or similar rights under any agreement, arrangement or understanding applicable to such stockholder’s Versant shares; and

•	against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Versant in the merger agreement or that would preclude fulfillment of a condition precedent to consummation the merger or that would be in favor of, or would support or encourage, any Acquisition Proposal involving Versant.

      Each of these Versant security holders has also granted to Poet an irrevocable proxy to vote the shares of Versant common stock subject to the voting agreements in accordance with its terms and has agreed not to exercise any rights of appraisal or any dissenters’ rights he may have or could potentially have or acquire in connection with the merger. The voting agreement and irrevocable proxy terminates upon the earliest of the termination of the merger agreement, the written agreement to cancel the voting agreement among the parties thereto, or the effective time of the merger.

      The voting agreement prohibits the signing stockholders (subject to some exceptions in the case of certain stockholders) from selling or disposing of any shares or options of Versant owned directly or indirectly by the signing stockholders, except to immediate family members and only if the family member agrees in writing to be bound by the terms and conditions of the voting agreement, except for trades made under any pre-planned sales programs existing as of the date of the merger agreement.

      The voting agreements provide that the voting agreements will not, and it is the intent of the parties that the voting agreements will not, preclude the board of directors of Versant or any member thereof from exercising their fiduciary duties as required by applicable law.

Employment Arrangement

Agreement with Jochen Witte

      In connection with the consummation of the merger, it is anticipated that a German affiliate of Versant will enter into an employment agreement with Mr. Jochen Witte, the current President and Chief Executive Officer of Poet, pursuant to which Versant will agree to appoint Mr. Witte as Versant’s President of European Operations after consummation of the merger. The term of his employment is expected to be for a period of three years and Mr. Witte is expected to be entitled to an annual base salary of EURO 150,000 and a target bonus of EURO 75,000 connected to the performance of Versant’s European operations after the merger, in addition to other benefits. Under the terms of this agreement with Mr. Witte, it is expected that Versant will only be entitled to terminate Mr. Witte’s employment if he commits a material breach of his duties and obligations.

COMPARISON OF RIGHTS OF HOLDERS OF

POET COMMON STOCK AND VERSANT COMMON STOCK

      Upon consummation of the merger, the Poet stockholders will become stockholders of Versant and the rights of Poet stockholders will no longer be defined and governed by Poet’s certificate of incorporation and bylaws. Instead, each Poet stockholder’s rights as a stockholder of Versant will be defined by Versant’s articles of incorporation and bylaws. The following is a summary of certain material differences between the rights of holders of Poet common stock and the rights of holders of Versant common stock.

      In addition, Poet is incorporated under the laws of the State of Delaware, whereas Versant is incorporated under the laws of the State of California. Differences in the rights of holders of Poet common stock and Versant common stock arise from differences in their respective certificate/ articles of incorporation and bylaws and from differences between Delaware and California law.

      This section does not include a complete description of all differences among the rights of Poet and Versant stockholders, nor does it include a complete description of the specific rights of Poet and Versant stockholders. In addition, the identification of some differences in the rights of Poet and Versant stockholders as material is not intended to indicate that there do not exist other differences that are equally important or that you deem important. This summary, therefore, is qualified by reference to Delaware law, California law, the Poet certificate of incorporation and bylaws, and the Versant articles of incorporation and bylaws. You should carefully read this entire joint proxy statement/ prospectus and any other documents to which we refer for a more complete understanding of the differences between being a stockholder of Poet and being a stockholder of Versant.

Poet	Versant

Authorized Capital Stock
The authorized capital stock of Poet consists of 100,000,000 shares of common stock and 3,000,000 shares of preferred stock.	The authorized capital stock of Versant consists of 45,000,000 shares of common stock and 3,000,000 shares of preferred stock. Of the preferred stock, 2,000,000 shares have been designated as Series A preferred stock. Under the merger agreement, it is proposed that the authorized number of shares of Versant’s common stock will be increased to 75,000,000 shares. The merger agreement also proposes that all shares of Versant Series A preferred stock will be converted into Versant common stock; therefore, the special rights, preferences and restrictions related to the Versant Series A preferred stock are not discussed in this section.
Number of Directors
Poet currently has three directors. The authorized number of directors may be changed within the range of three to seven by amendment to the bylaws adopted by the board of directors or the stockholders.	Versant currently has eight directors and the board of directors may increase or decrease the number of directors by resolution within the range of five to nine authorized directors. Versant’s board will consist of five directors after completion of the merger.
Cumulative Voting For Directors
Under Delaware law, cumulative voting in the election of directors is permitted only if a corporation’s certificate of incorporation provides for cumulative voting. Poet’s certificate of incorporation does not provide for cumulative voting.	Under California law, cumulative voting in the election of directors is mandatory unless (i) the corporation has amended its articles of incorporation or bylaws to eliminate cumulative voting and (ii) the corporation is a listed corporation. Versant’s articles

Poet	Versant

of incorporation provide for the elimination of cumulative voting, but Versant’s current listing on The Nasdaq SmallCap Market does not qualify Versant as a listed corporation. Therefore, cumulative voting currently does apply to the election of Versant’s directors.

Cumulative voting means that each stockholder is entitled to cast a number of votes equal to the number of shares held by such stockholder multiplied by the number of directors to be elected at a meeting. A stockholder may cast these votes all for a single candidate or may distribute the votes on the same principle among any or all of the candidates as the stockholder sees fit. No stockholder will be entitled to cumulate votes for any candidate however, unless that candidate’s name has been placed in nomination prior to the voting and the stockholder, or any other stockholder, has given notice at the meeting, prior to the voting, of an intention to cumulate votes. If any one stockholder has given such notice, all stockholders may cumulate their votes for candidates in nomination.
Removal of Directors
Poet’s certificate of incorporation provides that any director or the entire board of directors may be removed from office at any time (i) with cause, by the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares entitled to vote, or (ii) without cause, by the affirmative vote of the holders of at least 66 2/3% of the voting power of all outstanding shares entitled to vote.	Versant’s bylaws provide that any director or the entire board of directors may be removed from office with or without cause by the holders of a majority of the shares of Versant then entitled to vote at an election of directors. If the entire board of directors is not removed, no individual director may be removed without cause if the total number of shares voting against removal or not consenting in writing to the removal would be sufficient to elect the director if voted cumulatively.
Filling Vacancies on the Board
Poet’s certificate of incorporation and bylaws provide that any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other causes shall be filled by either (i) the affirmative vote of holders of a majority of the outstanding shares entitled to vote or (ii) by the affirmative vote of a majority of the remaining directors then in office, even if this is less than a quorum. Newly created directorships resulting from any increase in the number of directors shall, unless the board of directors specifies that such newly created directorship is to be filled by the stockholders, be filled only by the affirmative vote of the directors then in office, even if this is less than a quorum.	Versant’s bylaws provide that any vacancy on the board of directors or any newly created directorship may be filled by a majority of the remaining directors in office, even if this is less than a quorum. The stockholders may elect a director at any time to fill any vacancy not filled by the directors. Only the stockholders may fill a vacancy resulting from the removal of a director.

If, after the filling of any vacancy by the board of directors, the directors then in office who have been elected by the stockholders shall constitute less than a majority of the directors then in office, then both of the following shall be applicable: (i) any holder or holders of an aggregate of 5% or more of the total number of shares at the time outstanding having the

Poet	Versant

right to vote for those directors may call a special meeting of stockholders or (ii) the superior court of the proper county in California shall, upon application of such stockholder or stockholders, summarily order a special meeting of stockholders, to be held to elect the entire board and the term of office of any director shall terminate upon that election of a successor.
Stockholder Action by Written Consent
Poet’s certificate of incorporation provides that stockholders have no right to take any action by written consent. Actions may only be taken at an annual or special meeting of the stockholders called in accordance with the bylaws.	Versant’s bylaws provide that any action which may be taken at any annual or special meeting of stockholders may be taken without a meeting and, without prior notice, if a consent in writing, setting forth the action taken is signed by holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. However, any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent must request that the board of directors fix a record date for such consent by notice to the secretary.
Ability to Call Special Meeting of Stockholders
Poet’s bylaws provide that special meetings of stockholders may be called at any time by the board of directors, chairman of the board of directors, or chief executive officer. Poet stockholders do not have the ability to call a special meeting.	Versant’s bylaws provide that special meetings of stockholders may be called at any time by the board of directors, president, chairman of the board of directors, or by holders of shares that are entitled to cast not less than 10% of the total number of votes entitled to be cast by all stockholders at such meeting. If a special meeting of the stockholders is called at the request of any person other than by the board of directors, then such person shall request such meeting by delivering a written request to call such meeting to the chairman of the board of directors, president, vice president, or secretary by registered mail or in person.
Advance Notice Provisions for Stockholder Nominations and Proposals

Poet’s bylaws provide that in order for director nominations or other business to be properly brought up before a stockholders meeting by a stockholder, such stockholder must give timely notice in the proper form of such stockholder’s intent to bring such business before the meeting.
To be timely, a stockholder proposal must be delivered to Poet’s secretary at Poet’s principal executive offices on the date not less than 120 calendar days nor more than 150 calendar days before the first anniversary of the proxy statement delivered to stockholders in connection with the previous year’s annual meeting. If no annual meeting was held in the previous year or the date of the annual meeting has	Versant’s bylaws do not impose an advance notice requirement on stockholders that desire to propose business to be brought before an annual stockholder meeting.

Poet	Versant

been changed by more than 30 calendar days from the date contemplated at the time of the previous year proxy statement, notice by the stockholder must be received by the secretary not later than 60 days before the date the corporation commences mailing of its proxy materials in connection with the applicable annual meeting. A stockholder’s notice must comply with certain form requirements as specified in the Poet bylaws.

Inspection of Stockholders Lists
Delaware law allows any stockholder to inspect the stockholders list, books and records of the corporation for a purpose reasonably related to such person’s interest as a stockholder.	California law allows any stockholder to inspect the accounting books and records and minutes of proceedings of the stockholders and board of directors for a purpose reasonably related to such person’s interest as a stockholder. In addition, California law provides for an absolute right to inspect and copy the corporation’s stockholder list by a person or persons holding at least 5% in the aggregate of the corporation’s outstanding voting shares, or any stockholder or stockholders holding 1% or more of such shares who have filed a Schedule 14B with the SEC relating to the election of directors.
Charter Amendments
In accordance with Delaware law, amendments to Poet’s certificate of incorporation must first be proposed by the directors and then approved by the affirmative vote of a majority of outstanding shares entitled to vote. Certain provisions of Poet’s certificate of incorporation related to the composition of the board of directors can only be amended with approval by the affirmative vote of 66 2/3% of the outstanding shares entitled to vote.	In accordance with California law, amendments to Versant’s articles of incorporation require the approval of the Versant board of directors and approval by the affirmative vote of a majority of the outstanding shares entitled to vote. In some cases, California law may also require the approval of a particular class or series of Versant stock.
Amendment of Bylaws

Poet’s bylaws may be amended or repealed by the board of directors or by its stockholders; provided, that changes to certain bylaw provisions related to the holding of an annual stockholder meeting and the calling of special stockholder meeting requires the affirmative vote of 66 2/3% of the outstanding shares entitled to vote.	Versant’s bylaws may be amended or repealed by the board of directors or by its stockholders holding a majority of the outstanding shares entitled to vote; provided, that bylaws (i) specifying or changing a fixed number of directors or the maximum or minimum number of directors or (ii) changing from a fixed to a variable board or vice versa, may be adopted only by the stockholders.
Limitations on Liability of Directors
Poet’s certificate of incorporation provides that the liability of directors for monetary damages for breach	Versant’s articles of incorporation provides that the liability of directors for monetary damages shall be

Poet	Versant

of fiduciary duty as a director shall be eliminated to the fullest extent permissible under Delaware law.

Under the Delaware law, such provision may not eliminate or limit director monetary liability for: (i) breaches of the director’s duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law; (iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) transactions in which the director received an improper personal benefit.
eliminated to the fullest extent permissible under California law.

California law does not permit limiting monetary liability where such liability is based on: (i) intentional misconduct or knowing and culpable violation of law; (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its stockholders or that involve the absence of good faith on the part of the director, (iii) receipt of an improper personal benefit; (iv) acts or omissions that show reckless disregard for the director’s duty to the corporation or its stockholders, where the director in the ordinary course of performing a director’s duties should be aware of a risk of serious injury to the corporation or its stockholders; (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation and its stockholders; (vi) transactions between the corporation and a director who has a material financial interest in such transaction; and (vii) liability for improper distributions, loans or guarantees.
Indemnification of Directors and Officers
Poet’s certificate of incorporation and bylaws provide that each person who is made a party to, or is threatened to be made a party to, or is involved in any action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Poet shall be indemnified to the full extent permitted by Delaware law, against all expenses, including, without limitation, attorneys’ fees and any expenses of establishing a right of indemnification, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding. Such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of such person’s heirs, executor and administrators.

Delaware law requires indemnification of expenses, including attorneys’ fees, actually and reasonably incurred when the individual being indemnified has successfully defended any action, claim, issue or matter therein, on the merits or otherwise. Delaware law generally permits indemnification of expenses in the defense or settlement of a derivative or third-party action, provided there is a determination by (i) a majority vote of disinterested directors; (ii) a committee of disinterested directors; (iii) if there are	Versant’s articles of incorporation authorize Versant to provide indemnification of directors, officers, employees or other agents in excess of the limits required by California law, but subject to the limitations with respect to actions for breach of duty to Versant or its stockholders.

Versant’s bylaws provide that the corporation will indemnify each person who is made a party to, or is threatened to be made a party to, or is involved in any action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Versant, to the fullest extent permitted by California law, against all expenses, including, without limitation, attorneys’ fees and any expenses of establishing a right of indemnification, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding. Such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of such person’s heirs, executor and administrators.

Furthermore, California law requires Versant to indemnify directors, officers, employees and agents when the individual has defended successfully an

Poet	Versant

no disinterested directors or the disinterested directors so direct, independent legal counsel; or (iv) the stockholders, that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in the best interests of the corporation. Without court approval, however, no indemnification may be made in respect of any derivative action in which such person is adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation.
action on the merits.
State Anti-Takeover Statutes
Poet is subject to Section 203 of the DGCL, which under certain circumstances may make it more difficult for a person who would be an “Interested Stockholder,” as defined in Section 203, of Poet to effect various business combinations for a three-year period. Under Delaware law, a corporation’s certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 203. Poet’s certificate of incorporation and bylaws do not exclude Poet from the restrictions imposed under Section 203.	California law does not have an anti-takeover law similar to Section 203 of the DGCL. However, California law does provide that, except where the fairness of the terms and conditions of the transaction has been approved by the California Commissioner of Corporations and except in a “short-form” merger (the merger of a parent corporation with a subsidiary in which the parent owns at least 90% of the outstanding shares of each class of the subsidiary’s stock), if the surviving corporation or its parent corporation owns, directly or indirectly, shares of the target corporation representing more than 50% of the voting power of the target corporation prior to the merger, the nonredeemable common stock of a target corporation may be converted only into nonredeemable common stock of the surviving corporation or its parent corporation, unless all of the stockholders of the class consent. The effect of this provision is to prohibit a cash-out merger of minority stockholders, except where the majority stockholder already owns 90% or more of the voting power of the target corporation and could, therefore, effect a short-form merger to accomplish such a cash-out of minority stockholders.
Mergers
Delaware law generally requires a majority of the outstanding stock of each of the acquiring and target corporations to approve statutory mergers. Delaware law does not require a stockholder vote of the surviving corporation in a merger (unless the corporation provides otherwise in its certificate of incorporation) if (i) the merger agreement does not amend the existing certificate of incorporation; (ii) each share of the surviving corporation outstanding before the merger is to be an identical outstanding share after the merger; and (iii) the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.	California law generally requires a majority of the outstanding stock of each of the acquiring and target corporations to approve reorganizations. California law contains an exception to its voting requirements for reorganizations where stockholders or the corporation itself, or both, immediately prior to the reorganization own, immediately after the reorganization, equity securities constituting more than five-sixths of the voting power of the surviving or acquiring corporation or its parent entity. With certain exceptions, California law requires that mergers, reorganizations, certain sales of assets and similar transactions be approved by a majority vote of each class of shares outstanding.

Poet	Versant

Delaware law generally does not require class voting, except in certain transactions involving an amendment to the certificate of incorporation which adversely affects a specific class of shares.
Appraisal Rights
Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.
Under Delaware law, such fair market value is determined exclusive of any element of value arising from the accomplishment or expectation of the transaction, and appraisal rights are not available: (i) with respect to the sale, lease or exchange of all or substantially all of the assets of a corporation; (ii) with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or are held of record by more than 2,000 holders if such stockholders receive only shares of the surviving corporation or shares of any other corporation that are either listed on a national securities exchange or held of record by more than 2,000 holders, plus cash in lieu of fractional shares of such corporation; or (iii) to stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger under Delaware law.	Under California law, a stockholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair market value of his or her shares as of the day before the first announcement of the terms of the proposed reorganization.
The limitations on the availability of appraisal rights under California law are different from those under Delaware law. California law generally affords appraisal rights in sales of assets or reorganizations. Stockholders of a California corporation whose shares are listed on a national securities exchange generally do not have such appraisal rights unless the holders of at least 5% of the class of outstanding shares claim the right or the corporation or any law restricts the transfer of such shares. Appraisal rights are also unavailable if the stockholders of a corporation or the corporation itself, or both, immediately prior to the reorganization, will own, immediately after the reorganization, equity securities constituting more than five-sixths of the voting power of the surviving or acquiring corporation or its parent entity. Versant is currently listed on The Nasdaq SmallCap Market, which is not considered to be a “national securities exchange” for purposes of appraisal rights under both Delaware law and California law.
Dividends; Payments to Stockholders
Delaware law allows the payment of dividends and redemption of stock out of surplus (including paid-in and earned surplus) or out of net profits for the current and immediately preceding fiscal years.	Under California law, any dividends or other distributions to stockholders, such as redemptions, are limited to the greater of (i) retained earnings or (ii) an amount which would leave the corporation with assets (excluding certain intangible assets) equal to at least 125% of its liabilities (excluding certain deferred items) and current assets equal to at least 100% (or, in certain circumstances, 125%) of its current liabilities. Further, no California corporation may make any distribution to its stockholders that would result in, or be likely to result in, the corporation’s inability to meet its liabilities.
Stockholder Derivative Suits
Under Delaware law, a stockholder may only bring a derivative action on behalf of the corporation if the	California law provides that a stockholder bringing a derivative action on behalf of the corporation need not

Poet	Versant

stockholder was a stockholder of the corporation at the time of the transaction in question or the stock thereafter devolved upon the stockholder by operation of law. Delaware law does not require the posting of a security bond in a derivative suit.
have been a stockholder at the time of the transaction in question, provided that certain tests are met. California law also provides that the corporation or the defendant in a derivative suit may make a motion to the court for an order requiring the plaintiff stockholder to furnish a security bond.
Dissolution
Under Delaware law, a corporate dissolution must be approved by stockholders holding 100% of the total voting power or the dissolution must be initiated by the board of directors and approved by the holders of a majority of the outstanding voting shares of the corporation.	Under California law, stockholders holding 50% or more of the total voting power may authorize a corporation’s voluntary dissolution.
Director Voting
Under Delaware law, a quorum of the board of directors is equal to a majority of the total number of authorized directors unless the certificate of incorporation or bylaws provides for a greater number or a lesser number (which in no case can be less than one-third of the total number of directors). Poet’s bylaws provide that a majority of the directors then in office shall constitute a quorum.	Under California law, a quorum of a California corporation’s board of directors is equal to a majority of the authorized number of such corporation’s directors unless such corporation’s articles of incorporation or bylaws provide for a lesser number; provided, however, that such lesser number cannot be less than the larger of (i) one-third of the authorized number of directors or (ii) two. A California corporation’s articles of incorporation may require more than a majority of the authorized number of directors (up to and including all of the directors) for a quorum. The Versant bylaws provide that a majority of the directors then in office shall constitute a quorum.

INFORMATION REGARDING VERSANT CORPORATION

VERSANT’S BUSINESS

Overview

      Versant is a leading provider of object-oriented data management and data integration software that forms a critical component of an enterprise’s real-time computing infrastructure. Companies use Versant’s solutions to solve complex data management and integration problems. To address these problems, Versant designs, develops, markets and supports database management systems, data access and integration products and data replication products. Versant also provides related product support, training and consulting services to assist users in developing and deploying applications based on its products. Versant was incorporated in California in August 1988 as Object Sciences Corporation and completed the initial public offering of its common stock in July 1996. In 1999, Versant issued shares of its Series A preferred stock to private investors in private offerings. Versant’s principal executive offices are located at 6539 Dumbarton Circle, Fremont, California 94555 and its telephone number is (510) 789-1500. Versant’s website can be found at www.versant.com. Information on Versant’s website shall not be deemed to be incorporated by reference into this joint proxy statement/ prospectus.

Overview of Products and Services

      Versant provides sophisticated data management, data access and data integration software solutions designed to address the complex data management needs of enterprises. Versant’s products are typically deployed to manage real-time transactional data and to manage meta-data for business systems and are used primarily by larger enterprises, such as telecommunications carriers and financial services companies, which have significant large-scale data management requirements. Versant’s customers’ data management needs can involve many business functions, ranging from management of the use and sharing of a company’s internal enterprise data to the processing of externally originated information such as customer enrollment, billing and payment transaction data. Versant’s solutions have also been used to solve complex data management issues such as fraud detection, risk analysis and yield management. Versant’s data access products are meant to deliver enterprise class data access to a variety of data management systems, including Versant’s own products. Finally, Versant’s data integration product is used to tie a company’s enterprise planning systems with its physical execution systems.

      Versant’s initial flagship product, VDS (formerly ODBMS), is a sixth generation object database management system that combines native support for object-oriented languages with high performance database functionality and client-server architecture. VDS enables users to store, manage and distribute information that Versant believes often cannot be supported effectively by traditional database technologies, including information of the following types:

•	real-time data, such as graphics, images, video, audio and unstructured text;

•	dynamic, graph-oriented data, such as network management data and advanced financial instruments; and

•	meta-data, data aiding integration of diverse systems, and workflow information, which taken together, enable the construction of systems that integrate diverse systems and add new functionality, often making it available over the Internet.

      VDS is also the foundation for Versant’s e-business product suite, Versant enJin. Versant enJin is a Java development and runtime platform designed to enhance performance and scalability of Java 2 Enterprise Edition, or J2EE, compliant application servers such as IBM WebSphere and BEA WebLogic. Versant enJin extends the functionality and power of VDS to Internet-based transactions by enabling Versant’s object management technology to drive J2EE-based applications. Versant has recently announced Versant’s Java Data Objects, or JDO, a data access tool that enables enterprise applications to efficiently access data from both object and relational databases, which complies with J2EE standards.

      Versant’s Versant Real-time Framework, or VRTF, data integration product, released in fiscal 2003, is a comprehensive framework for delivering real-time solutions that bridge the gap between the planning and execution functions of an enterprise. VRTF enables a company’s conventional enterprise planning systems to access and integrate data from its execution functions, such as plant-floor manufacturing and shipping, and physical security systems, which historically have not been adequately integrated into ERP computing systems.

      In addition to Versant’s product offerings, to assist users in developing and deploying applications based on VDS, Versant enJin, VRTF and JDO, Versant offers a variety of services, including consulting, training and technical support services. Versant also offers a dedicated consulting practice for IBM WebSphere customers. Under an agreement signed in late 2000 and renewed recently in August 2003, Versant allocates certain of its consultants to IBM and both IBM and Versant sales representatives sell these consultants’ services.

Benefits of Versant’s Solutions

      Versant’s VDS, Versant enJin and Versant JDO products provide customers the following benefits for specialized data management:

•	High Performance. Versant’s object-based architecture provides direct access or navigation to stored objects. Versant’s balanced client-server architecture enhances performance by efficiently distributing processing burdens between clients and servers to leverage the processing power of networked computers.

•	Highly Scalable Support for Distributed Computing. Through object-level operations, compatibility with Web browsers and other design features, Versant’s products can be scaled from small workgroup operations to thousands of users over wide area networks or the Internet.

•	Reliability, Availability and Serviceability. VDS and Versant enJin offer a number of features designed to permit continuous operation, including features providing online backup and recovery and online modification of the database system, as well as system utilities that can operate while the system is running. These features, together with replication and disk mirroring provided by Versant’s Fault Tolerant Server, support operations 24 hours per day, 365 days per year.

•	Language-Independent Support for Object-Oriented Programming. Versant’s products provide native support for the leading object-oriented software development languages — C++ and Java. This support facilitates rapid and flexible application development and maintenance and the evolution of complex, dynamic applications that closely model real-world systems and processes.

•	Support for Component Architectures. Versant enJin integrates with leading J2EE application servers, including the IBM WebSphere and BEA Weblogic application servers. These application servers enable users to build and deploy J2EE-based applications directly to Versant enJin to gain the inherent productivity and performance advantages of the underlying Versant object database.

•	Integration with Users’ Existing Information Systems. Versant products operate on a wide range of server platforms: including UNIX platforms from Sun Microsystems, Hewlett-Packard, IBM, Compaq and Silicon Graphics; Linux platforms from Red Hat; and Microsoft Windows and NT platforms. In addition, Versant-based applications can interoperate with information stored in relational database management, enabling these applications to complement the strengths of relational database management systems structured applications.

Fiscal 2003 Developments and Strategy

      During fiscal 2003, Versant continued to focus its efforts on seeking revenue from its data management and data access products, VDS and Versant enJin, and from Versant’s consulting services. In fiscal 2003 VDS and, to a lesser degree, Versant enJin, were the major drivers of Versant’s license revenues and a key focus of its marketing efforts.

      In fiscal 2003, Versant derived a majority of its revenue from its services programs. Versant’s IBM WebSphere consulting business grew substantially in each quarter of 2003 over the corresponding quarter of the previous year. Versant’s services programs, including Versant’s WebSphere program, are intended to produce incremental revenue, particularly from sales of Versant enJin, as well as to serve as an additional channel for generating new product revenue. Versant believes that its services program will also ultimately help Versant generate additional service and product revenues.

      In 2003, the telecommunications industry continued to be a very significant vertical market segment for Versant. Versant’s products are used in the telecommunications industry in such strategic distributed applications as network modeling and management, fault diagnosis, fraud prevention, service activation and assurance, and customer billing. Versant has also attained customer acceptance in other vertical markets, including defense, financial services, transportation, technology and health care. In the future, Versant intends to continue to build on its current customer base, as Versant believes that the telecommunications and financial services industries will continue to be major users of application servers. Versant also expects the government and defense industry markets to contribute significantly to revenue as many of the applications in development in those sectors reach deployment stage.

      During the first quarter of fiscal 2003, Versant launched VRTF, Versant’s first specialized data integration product. VRTF delivers integration between an enterprise’s execution systems and planning systems. Currently, VRTF is sold exclusively as a private-labeled product through third party distribution channel relationships with physical execution system vendors.

      In order to accelerate the adoption of Versant’s specialized object-oriented data management system, VDS, and increase Versant’s portfolio of data access products, in the fourth quarter of fiscal 2003, Versant released an industry standards-based product, Versant JDO. Versant JDO, in conjunction with Versant’s alliances with third-party JDO providers (such as SolarMetric) will provide an open data access layer that can expand a customer’s choices for data management.

      To accomplish Versant’s goals of increasing sales of VDS and extending Versant’s sales to the application server market through Versant enJin and Versant JDO, in fiscal 2003, Versant continued its research and development efforts with respect to these products. VDS and Versant enJin enhancements developed in fiscal 2003 include support of the Java Connector Architecture Standard, increased scalability and reliability, support of the Java Data Objects standard and an increase in the number of supported operating system platforms. In fiscal 2003 Versant also released its two new products, Versant JDO and VRTF. Both of these new products deliver functionality that broadens Versant’s reach within an enterprise and enables Versant to keep pace with emerging standards.

Products and Services

Versant Developer Suite (VDS)

      VDS, a sixth generation object database management system, is designed to support multi-user, commercial applications in distributed environments. The object-oriented, balanced client-server architecture of VDS provides the basis for high-performance, scalable distributed applications. Versant believes that VDS offers performance superior to that of relational database management systems, particularly for complex data applications, for which VDS has the capability of processing a wide variety of abstract data types in a highly concurrent, high performance manner. VDS is designed to integrate up to 65,000 databases connected over a like number of locations on a variety of hardware and software platforms. Each database has a theoretical storage capacity of 4.6 million terabytes, an amount far beyond the actual capacity of most existing operating systems. VDS implements a variety of database features, including a two-phase commitment for distributed transaction integrity and database triggers to monitor changing events and data and to notify users and applications when specified events occur. In addition, online management utilities enable routine maintenance to be performed while the database is running. These include utilities to perform backup operations, manage log files, dynamically evolve database schema, add, delete and compress volumes on disk storage and related functions. These utilities provide multiple levels of administrative access and application security. Versant also believes that use of VDS allows Versant’s customers to reduce the time needed to develop applications for their data management systems and improve system performance. With version 6.0 of VDS, Versant bundles several components, including the core object database management system, C++ and Java language interfaces, XML for import and export of data into the database and asynchronous replication services to provide updates among distributed Versant databases. Versant believes that by bundling these components with VDS it enhances Versant’s solution and makes it easier for Versant’s customers to deploy these components.

Versant enJin

      Versant enJin is designed to accelerate e-business applications within the application server environment, to simplify development of new Java or e-business applications and to provide reliability for the management of objects within the application server environment. Specifically, Versant enJin enables users to deploy Java-based applications using J2EE technologies, such as Enterprise Java Beans, in applications requiring storage and access of complex graphical, navigational, and hierarchical data models, which enables Versant’s customers to speed up the performance and enhance the scalability of these applications. The use of such complex object models is desirable but not directly supported in J2EE. Versant enJin addresses this problem by providing transparent persistence for Java objects within the application server and web server tiers, thereby enabling J2EE-based applications to enjoy the benefits of these object models. Versant enJin is comprised of VDS plus the J2EE integration specific to the application server platform. Versant enJin supports the IBM WebSphere and BEA WebLogic application servers.

Versant SQL Suite

      VDS and Versant enJin allow users a choice of access methods for querying and manipulating data in the Versant object database management system and obtaining data from relational databases. With the Versant SQL Suite, Versant offers open database connectivity capability and structured query language access to data stored in relational databases using industry-standard off-the-shelf query and reporting tools. These tools permit customers to retain their investments in legacy systems while addressing new applications with the productivity, flexibility and performance characteristics made available through object technology.

Versant Fault Tolerant Server

      For highly reliable operations in mission-critical environments, Versant offers the Versant Fault Tolerant Server. This product provides transparent failure recovery by connecting database clients to synchronized copies of the database stored on physically separate computers. If one of the databases fails due to operating system failure, hardware breakdown or other interruption, the other database continues operation without application interruption. When the failed database is restored, the two databases automatically resynchronize and resume operations without application interruption.

High Availability Backup Solution

      The High Availability Backup Solution enables VDS and Versant enJin to use the mirroring and backup features of other enterprise storage systems to take an online backup of very large data volumes within seconds, without impacting transaction response times.

Versant JDO

      Versant JDO is a data access tool that enables enterprise applications to efficiently access data from Versant Object Database. It complies with the Java Data Objects standard and integrates with third party JDO toolsets. It is designed to offer portable data access and open approach to developing applications. Versant JDO is a high-performance implementation that delivers high-speed data access for object data management.

Versant Real-time Framework (VRTF)

      VRTF is a data integration product that provides a framework for utilization of real-time software solutions that connect an enterprise’s centralized planning systems to its execution systems, enabling enterprises to obtain and integrate important data that often has not been effectively incorporated in planning efforts. VRTF represents the first product released as part of Versant’s real-time solutions initiative. VRTF consists of an integrated transaction manager and a suite of agents that connect VRTF to the targeted systems; planning systems such as enterprise resource planning (ERP), and execution systems, such as physical security or plant floor systems. The integrated transaction manager is responsible for overall reliable operation of the framework. Each agent interacts with the targeted system as well as with the transaction manager. A configuration-time wizard enables integration of new systems and specification of detailed transactions via a web browser. For monitoring and debugging purposes, a browser is used to access a web user interface that shows the operational state of VRTF. Version 3.0 also adds capabilities for web services and business process modeling to accommodate enterprise to physical system real-time requirements. VRTF is currently sold through third-party resellers as a private-labeled product.

Licensing and Pricing of Products

      Versant licenses its products to end-users both directly, through Versant’s own sales force, and indirectly, through authorized value-added resellers, systems integrators and distributors.

      When Versant licenses its core products (VDS, Versant enJin, and Versant JDO) directly to end-users, it does so primarily through two types of perpetual licenses — development licenses and deployment licenses. Development licenses are typically sold on a per seat basis and authorize a customer to develop an application program that uses VDS or Versant enJin. Before a customer may deploy an application it has developed under Versant’s development license, Versant requires it to purchase deployment licenses from Versant based on the number of computers connected to the server that will run the application using Versant’s database management system. If the customer wishes to install several copies of an application it has created under a development license, then separate deployment licenses are required for each server computer and each client computer that will run that application. For certain applications, Versant offers deployment licenses priced on a per user basis. Pricing of VDS and Versant enJin licenses vary according to several factors, including the number of computer servers on which the application will run and the number of users that will be able to access the server at any one time. Customers may elect to simultaneously purchase development and deployment licenses for an entire project.

      End-user license fees for Versant’s development and deployment licenses can range from the low thousands of dollars to, occasionally, several million dollars depending on a number of variables. These variables include, but are not limited to, the number of users (specific number or unlimited), the number of deployments, the time frame of deployments, whether the deployments are to be prepaid or paid on an as needed basis, the type of operating system(s), the type of server(s) and whether the servers are single or multiprocessor machines. Versant provides alternative pricing for non-interactive environments where the product (such as a telephone switch) is deeply embedded in a component and is not used by end-users.

      Versant also provides its products to end-users through authorized value-added resellers, systems integrators and distributors. Value-added resellers generally purchase development licenses from Versant on a per seat basis on terms similar to the terms of development licenses Versant sells directly to end-users, although the price may vary. Under such a license, a typical value-added reseller develops an application incorporating Versant’s core product and then licenses that application to a customer. Value-added resellers are authorized by Versant to sub-license deployment copies of Versant’s core products to end-users, bundled together with the value-added resellers’ applications. Deployment license pricing for sales through value-added resellers is generally based either on a percentage of the total price charged by the value-added reseller to the end-user customers or on a percentage of Versant’s list prices. Systems integrators generally purchase licenses from Versant that entitle them to sublicense Versant’s software products to their customers for use in systems designed or built by the systems integrator. Deployment license pricing for sales to systems integrators are generally the same as value added resellers. Versant also sells its products to distributors who are authorized to sublicense and resell them to end-users. Sales to distributors generally include significant discounts off Versant’s typical end-user license fees.

      Versant does not currently license its VRTF product directly to end-users. To date, VRTF has been marketed only as a private-labeled product sold through physical execution systems vendors to whom Versant will provide integration, training and other consulting services.

Services

      Versant offers customers training, consulting and maintenance and technical support services. Versant provides a variety of training and consulting services to assist customers in the design, development, education and management of its core products as well as IBM’s WebSphere application server. Training services are offered for a variety of Versant-specific and object-related technologies and range from beginning to advanced levels. Consulting services are available for analysis and design assistance, mentoring and technical transfer, application coding, design reviews and performance analysis. In addition, Versant provides custom development services to customers that request unique or proprietary product extensions. Depending on the nature and complexity of the custom development services requested, these services may be performed by Versant’s consulting employees or by third-party integrators that have joined Versant’s IGNITE! Partner Program and received training from Versant.

      Versant’s maintenance and technical support services are generally available at an annual fee that varies depending on the type of support the customer requires. Maintenance and support contracts, which typically have twelve-month terms, are offered concurrently with the initial license of Versant’s product and entitle the customer to telephone support and to product and documentation updates. For additional fees, customers may purchase a special support package that provides a designated support engineer, and may obtain telephone support available 24 hours per day. Maintenance contracts are typically renewable annually.

Customers and Applications

      VDS and Versant enJin are licensed for development and/or deployment in a wide range of applications. A substantial amount of Versant’s sales are for applications in the telecommunications, financial services, healthcare, technology and defense sectors. Many of Versant’s customers have licensed multiple copies for use in different applications.

      In recent years, Versant has experienced concentration of its sales to certain customers. In fiscal 2003, IBM, through Versant’s WebSphere consulting practice, represented 19% of Versant’s total revenue and in 2002, it represented 14% of Versant’s total revenue. Two customers accounted for 28% and 11% of Versant’s total revenue in the ten months ended October 31, 2001.

      Versant’s future performance will depend in significant part on the continued growth of the use of VDS and Versant enJin in telecommunications, defense, and financial market applications and the continued acceptance of Versant’s products within the telecommunications and financial services industries. Although Versant anticipates that its new real-time business will eventually increase Versant’s ability to market its products to an increased number of industries, there can be no assurance that Versant’s real-time initiative will succeed in enlarging Versant’s customer base. Consequently, the failure of Versant’s products to perform favorably in and become an accepted component of telecommunications, defense, Internet-based or financial services applications, or in new real-time applications, or a slower than expected increase or a decrease in the volume of sales of Versant’s products and services to telecommunications, defense, Internet-based or financial services companies or to markets targeted by Versant’s new real-time business, could have a material adverse effect on Versant’s business.

Sales and Marketing

      Versant markets and sells its products in the United States principally through its direct sales force and through value-added resellers and systems integrators. Internationally, Versant markets and sells its products through its direct sales force, value-added resellers and distributors.

      Direct Sales. Versant’s direct sales organization is based at its corporate headquarters in Fremont, California and at its other regional offices around the world. The direct sales organization includes Versant’s field sales personnel, who are responsible for account management, and systems engineers, who answer technical questions and assist customers in running benchmarks against competitive products and developing prototype applications.

      Indirect Sales. An important part of Versant’s future sales strategy will be the continued development of indirect distribution channels, such as value-added resellers, systems integrators and foreign distributors. Versant expects to continue its focus on indirect sales channels. Versant’s existing real-time product, VRTF, is currently marketed globally by Versant’s commercial sales partners. Value-added resellers typically build application programs in which they embed a deployment copy of VDS or Versant enJin. Systems integrators may include Versant’s products with those of others, to provide a complete solution to their customers. Value-added resellers and systems integrators are typically not subject to any minimum purchase or resale requirements and can cease marketing Versant’s products at any time. Certain value-added resellers, distributors and systems integrators offer products they produce or that are produced by third parties which compete with Versant’s products.

      Marketing. Versant’s marketing programs and personnel are aimed at audiences with the goal of building visibility and generating leads for Versant’s business. One of Versant’s current key marketing initiatives is to build customer awareness and market leadership for Versant in the real-time business space. Versant’s marketing programs include Versant’s efforts at cultivating media and analyst relations, fostering valuable investor communications, speakers’ programs, online marketing, partner marketing programs and participation in conferences and tradeshows.

      Sales Process. The sales cycle for Versant’s products to new, large enterprise customers can exceed six months and may extend to a year or more. For existing customers with successfully deployed applications, sales cycles for new applications of Versant’s core products are generally much shorter. Versant’s VRTF real-time product, which Versant has recently begun to distribute through its channel partners, has thus far exhibited a generally shorter sales cycle. During the sales cycle, meetings involving both technical and management staff are conducted frequently at the prospective customer’s site and at Versant’s headquarters. As part of their product selection process, Versant’s prospective customers typically perform a detailed technical evaluation or benchmark of Versant’s object-based technologies, often directly comparing them to competitive products. Upon completion of the evaluation, a customer who chooses Versant’s solution may purchase one or more development licenses depending upon the number of programmers that will develop and build the customer’s application. Additionally, a customer may purchase technical support, training courses and consulting services. Versant’s customers may purchase deployment licenses at the same time as they purchase development licenses, or defer their purchase of deployment licenses and related maintenance until they complete the application development (a process that typically takes at least six months and can exceed one year).

      Once an application is ready for deployment, a customer typically will purchase deployment licenses. Deployment licenses are priced based upon the number of users, in the case of a sale to an end-user customer, or as a percentage of the customer’s revenue generated from the sale of its application, in the case of a sale to a value-added reseller or distributor. Customers may purchase additional deployment licenses as needed, without further deliveries from Versant, providing additional higher-margin revenue over an extended period at a relatively low incremental cost to Versant. The amount and price of deployment licenses generally exceed the amount and price of earlier development licenses.

      Shipping and Backlog. All software is shipped from Versant’s Fremont facility and is delivered to the customer upon receipt of an approved order and a signed license agreement. Versant typically does not have a material backlog of unfilled license orders at any given time, and Versant does not consider backlog to be a meaningful indicator of its future performance.

      International Sales and Marketing. Versant’s foreign sales are recorded by subsidiaries located in Germany and the United Kingdom who also sell its products through distributors, value added resellers, as well as directly to end-users. Versant’s revenues from international sales were $5.4 million in the year ended

October 31, 2003, $6.4 million in the year ended October 31, 2002, and $6.5 million in the ten months ended October 31, 2001.

Research and Development

      Versant has committed, and expects to continue to commit, substantial resources to its research and development efforts. Versant’s current development efforts are focused on:

•	ongoing efforts to improve the performance and scalability of Versant’s core products;

•	expanding the features and range of products for Versant’s new real-time business;

•	supporting J2EE technologies and continuing to leverage Java for e-business applications;

•	improving the integration of Versant’s products with leading application servers, IDE vendors’ products and middleware technologies; and

•	providing support and/or integration with existing and emerging computing standards.

      Versant’s research and development expenses were approximately $4.3 million in the year ended October 31, 2003, $5.8 million in the year ended October 31, 2002 and $5.5 million in the ten months ended October 31, 2001. To date, all research and development expenditures have been expensed as incurred.

      To date, VDS and Versant enJin have been almost entirely developed internally by Versant’s own research and development personnel. Versant selectively supplements its internal staff with outside consultants having expertise in specific areas. Versant’s research and development team consists mainly of software engineers with significant experience and expertise in technologies such as:

•	object-oriented software development, including Java;

•	relational database technology;

•	platform engineering;

•	design and integration;

•	large-scale run-time environments; and

•	middleware technologies.

      Versant performs some of its porting and enhancement engineering work in its development office in India. Versant India, Versant’s wholly owned subsidiary, had 35 employees as of October 31, 2003 and occupies an approximately 6,500 square foot facility leased in Pune, India.

      Versant believes that its future results will depend on its ability to improve its current technologies and to develop new products and product enhancements on a timely basis. The market for Versant’s products and services is characterized by changing customer demands, rapid technological change and frequent introductions of new products and product enhancements. Customer requirements for products can change rapidly as a result of innovations or changes within the computer hardware and software industries, the introduction of new products and technologies (including new hardware platforms and programming languages) and the emergence, evolution or widespread adoption of industry standards. The actual or anticipated introduction of new products, technologies and industry standards can render existing products obsolete or unmarketable or result in delays in the purchase of these products. As a result, the life cycles of Versant’s products are difficult to estimate. Versant has in the past experienced delays in the introduction of new products and features, and may experience similar delays in the future. If Versant is unable, for technological or other reasons, to develop new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, Versant’s business, operating results and financial condition will be materially adversely affected.

Intellectual Property and Other Proprietary Rights

      Versant relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary technology. For example, Versant licenses its software pursuant to signed license agreements and, to a lesser extent, “shrink-wrap” licenses displayed in evaluation downloads and in software installation screens, which impose certain restrictions on the licensee’s ability to utilize its software. In addition, Versant takes steps to avoid disclosure of its trade secrets, such as requiring persons with access to its proprietary information to execute non-disclosure agreements with Versant, and Versant restricts access to its software source code. Versant seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. Versant was also awarded a United States patent (No. 5,822,759) for its proprietary cache system used within Versant’s product suites, which expires in 2015.

Competition

      For its VDS product, Versant competes with companies offering object and relational database management systems, many of whom are large and well-established corporations with broader product lines. For its Versant enJin product, Versant’s competitors consist of both relational database management companies, many of whom have or are expected to incorporate in their systems object-oriented interfaces and other functionality more directly competitive with Versant’s technologies, as well as companies who already have substantial experience in object-oriented software development and provide components similar to those included in Versant enJin. Thus, in order for Versant’s products to be well accepted in the market, it is important for one or more of Versant’s technical partnerships with application server vendors such as IBM and BEA to become deeper and more extensive.

      Many of Versant’s competitors, especially Oracle and Computer Associates, have longer operating histories, significantly greater financial, technical, marketing, service and other resources, significantly greater name recognition, broader product offerings and a larger installed base of customers. In addition, many of Versant’s competitors have well-established relationships with Versant’s current and potential customers. Versant may not be able to compete successfully against current or future competitors, and competitive pressures could have a material adverse effect on Versant’s business, pricing, operating results and financial condition.

      For a more detailed discussion of the competition Versant faces in its business, see — “Risk Factors — Risks Related to Versant’s Industry — Versant faces competition for its products” on page 35.

Employees

      As of October 31, 2003, Versant and its subsidiaries had a total of 116 employees, of whom 63 were based in the United States, 18 in Europe, and 35 in India. Of the total, 51 employees were engaged in engineering and technical services, 26 were engaged in sales and marketing, 24 were engaged in the services organization and 15 were engaged in general administration and finance. To Versant’s knowledge, none of its employees is represented by a labor union with respect to employment with Versant. Versant has experienced no organized work stoppage to date and believes that its relationship with its employees is good.

      Versant’s future performance depends in significant part upon the continued service of its key technical, sales and senior management personnel. The loss of the services of one or more of its key employees could have a material adverse effect on Versant’s business, operating results and financial condition.

Properties

      Versant’s principal administrative, sales, marketing and research and development operations are located in Fremont, California, in an approximately 54,000 square foot building Versant occupies under a lease expiring in May 2007 and Versant also has a sales office in Plano, Texas. Versant’s international subsidiaries also lease space, generally under multi-year operating lease agreements, in Pune, India, Munich, Germany and

Hampshire, England. Versant believes that its current facilities will be adequate for its requirements for the next several years.

Legal Proceedings

      Versant may from time to time be subject to various legal proceedings in the ordinary course of business. Currently Versant is not subject to any material legal proceedings required to be disclosed herein.

SHARE OWNERSHIP BY VERSANT’S PRINCIPAL STOCKHOLDERS,

MANAGEMENT AND DIRECTORS

Effect of the Merger on the Amount and Percentage of Certain Stockholders of Versant

      The following table presents information with respect to the beneficial ownership of each class of Versant’s capital stock as of November 1, 2003 by:

•	each stockholder known by Versant to be the beneficial owner of more than 5% of its common stock (which includes certain securities exercisable for or convertible into common stock) or Series A preferred stock;

•	each of Versant’s directors;

•	Versant’s Chief Executive Officer and Versant’s three other executive officers whose salary and bonus for fiscal 2003 was more than $100,000; and

•	all of Versant’s directors and executive officers as a group.

      The percentage of beneficial ownership for the following table is based on 14,647,640 shares of common stock and 1,313,743 shares of Series A preferred stock outstanding as of November 1, 2003, respectively. Each share of Versant Series A preferred stock is convertible, at the election of the holder, into two shares of Versant common stock. Immediately after the effective time of the merger, each share of Versant Series A preferred stock will automatically convert into three shares of Versant common stock. The number of shares beneficially owned and the percentage of beneficial ownership shown in the following table under the column “Shares of Common Stock Owned After Merger” is based on what Versant’s capitalization would be if: (i) the merger had been consummated on November 1, 2003; (ii) 15,294,448 shares of Versant common stock were issued in the merger as of that date; and (iii) each outstanding share of Versant Series A preferred stock was converted on that date into three shares of Versant common stock. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Versant common stock subject to options or warrants or issuable upon conversion of outstanding shares of Versant Series A preferred stock that are currently exercisable or convertible within 60 days of November 1, 2003 are deemed to be outstanding and to be beneficially owned by the person holding such options, warrants or convertible securities for the purpose of computing the number and percentage ownership of Versant common stock of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of Versant common stock of any other person. Unless otherwise indicated in the footnotes following the table, the address for each listed stockholder is c/o Versant Corporation, 6539 Dumbarton Circle, Fremont, California 94555, USA.

	Shares of Common			Shares of Preferred			Shares of Common
	Stock Owned Prior to			Stock Owned Prior to			Stock Owned After
	Merger			Merger			Merger

Name of Beneficial Owner	Number		Percentage	Number		Percentage	Number	Percentage

5% Stockholders:
Vertex	4,009,428	(1)	27.37%	1,137,687	(2)	86.60%	5,147,115	15.88%
Royce & Associates, LLC(3)	804,400		5.49	—		—	804,400	2.57
Joseph M. Cohen Family Limited Partnership(4)	528,168		3.61	176,056		13.40	704,224	2.21
Ajay Jain(5)	1,105,774		7.53	—		—	1,105,774	3.53
Executive Officers and Directors:
Nick Ordon(6)	610,555		4.02	—		—	610,555	1.92
Lee McGrath(7)	180,357		1.21	—		—	180,357	*
Bernhard Woebker(8)	275,373		1.88				275,373	*
William Henry Delevati(9)	30,000		*	—		—	30,000	*
Shyam Rangole(10)	25,000		*	—		—	25,000	*

	Shares of Common		Shares of Preferred		Shares of Common
	Stock Owned Prior to		Stock Owned Prior to		Stock Owned After
	Merger		Merger		Merger

Name of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage

Daniel Roberts(11)	25,000	*			25,000	*
Sateesh Lele(12)	25,500	*			25,500	*
Uday Bellary	0	*			0	*
All Current Directors and Executive Officers as a Group (9 persons)(13)	2,277,559	14.65%	—	—	2,277,559	7.08%

*	Represents less than 1%

(1)	Includes 100,000 shares of Versant common stock owned directly by Vertex Investments International (I) Inc. (“VI”), 489,767 shares of Versant common stock owned directly by Vertex Investments International (III) Inc. (“VI-3”), 6,600 shares of Versant common stock owned directly by Vertex Management Pte. Ltd. (“VM”), 1,805,892 shares of Versant common stock issuable upon conversion of Versant Series A preferred stock owned by Vertex Technology Fund Ltd. (formerly Vertex Technology Fund Pte. Ltd. (“VTF”)), 902,946 shares of Versant common stock issuable upon exercise of common stock warrants owned by VTF, 469,482 shares of Versant common stock issuable upon conversion of Versant Series A preferred stock owned by Vertex Technology Fund (II) Ltd. (“VTF II”) and 234,741 shares of Versant common stock issuable upon exercise of Versant common stock warrants owned by VTF II. VM, VI, VI-3, VTF and VTF II are indirectly controlled by Singapore Technologies Pte. Ltd. The address of VM, VI and VI-3 is 83 Science Park Drive, #01-01/02 The Curie, Singapore 118256. The address of VTF is 89 Science Park Drive, #02-09/12 The Rutherford, Singapore 118261. The foregoing information is based on the Schedule 13D dated July 23, 1999 filed by VTF, VTF II, VM, VI and VI-3 with the SEC.

(2)	Includes 902,946 shares of Versant Series A preferred stock owned by VTF, and 234,741 shares of Versant Series A preferred stock owned by VTF II. The address of VTF and VTF II is 89 Science Park Drive, #02-09/12 The Rutherford, Singapore 118261. The foregoing information is based on the Schedule 13D dated July 23, 1999 filed by VTF and VTF II with the SEC.

(3)	The information presented is based on the Schedule 13G/ A dated February 6, 2003 filed by Royce & Associates, LLC with the SEC. The address of Royce & Associates, LLC is 1414 Avenue of the Americas, New York, NY 10019.

(4)	Shares of Versant common stock beneficially owned includes 352,112 shares of Versant common stock issuable upon conversion of Versant Series A preferred stock and 176,056 shares of Versant common stock issuable upon exercise of a warrant issued to the Joseph M. Cohen Family Limited Partnership. Shares of Versant preferred stock beneficially owned reflects 176,056 shares of Versant Series A preferred stock that is owned by the Joseph M. Cohen Family Limited Partnership. The address of the Joseph M. Cohen Family Limited Partnership is 70 East 55th Street, 16th Floor, New York, New York, 10022.

(5)	Includes 30,694 shares of Versant common stock subject to options exercisable within 60 days of November 1, 2003. 1,075,080 shares of Versant common stock were issued to Mr. Jain in connection with Versant’s acquisition of all of the outstanding shares of capital stock of Mokume Software, Inc., a privately held Delaware corporation (“Mokume”), pursuant to that certain Agreement and Plan of Reorganization dated as of November 19, 2002 by and among Versant, Mokume, VM Merger Corp., a Delaware corporation and wholly-owned subsidiary of Versant, and the stockholders of Mokume (the “Merger Agreement”) and the Amendment Agreement dated September 26, 2003. Mr. Jain was President and Chief Executive Officer and a director of Mokume. Mr. Jain is President of Versant’s Real-Time Solutions business unit and a member of Versant’s board of directors.

(6)	Includes 555,555 shares of Versant common stock subject to options exercisable within 60 days of November 1, 2003. Mr. Ordon is President and Chief Executive Officer of Versant and a member of Versant’s board of directors.

(7)	Includes 177,929 shares of Versant common stock subject to options exercisable within 60 days of November 1, 2003. Mr. McGrath is Vice President, Finance and Administration and Chief Financial Officer and Secretary of Versant.

(8)	Includes 25,000 shares of Versant common stock subject to options exercisable within 60 days of November 1, 2003. Mr. Woebker is a member of Versant’s board of directors.

(9)	Includes 30,000 shares of Versant common stock subject to options exercisable within 60 days of November 1, 2003. Mr. Delevati is a member of Versant’s board of directors.

(10)	Represents 25,000 shares of Versant common stock subject to options exercisable within 60 days of November 1, 2003. Mr. Rangole is a member of Versant’s board of directors.

(11)	Represents 25,000 shares of Versant common stock subject to options exercisable within 60 days of November 1, 2003. Mr. Roberts is a member of Versant’s board of directors.

(12)	Represents 25,500 shares of Versant common stock held by Karin Lele in which Mr. Lele has a beneficial interest. Mr. Lele is a member of Versant’s board of directors.

(13)	Includes 894,678 shares of Versant common stock subject to options exercisable within 60 days of November 1, 2003.

Securities Authorized for Issuance Under Equity Compensation Plans

      The following information is provided with respect to Versant’s equity compensation plans (including individual compensation arrangements) as of October 31, 2003:

Number of Securities
Remaining Available for
Future Issuance Under
	Number of Securities to be	Weighted-Average	Equity Compensation
	Issued upon Exercise of	Exercise Price of	Plans (Excluding
	Outstanding Options,	Outstanding Options,	Securities Reflected
Plan Category	Warrants and Rights	Warrants and Rights	in Column(a))

	(a)	(b)	(c)
Equity Compensation plans approved by security holders	4,074,810	$2.66	1,637,385
Equity Compensation plans not approved by security holders	—	—	—
Total	4,074,810	$2.66	1,637,385

VERSANT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      Versant is a California corporation and was incorporated in August 1988. Its principal product is the Versant Developer Suite, or VDS, a sixth generation object database management system. Versant’s other products include Versant enJin, a database management product suite that accelerates transactions for application servers, Versant Real-time Framework, or VRTF, a comprehensive framework for delivering real-time solutions and Versant JDO, a data access tool that enables enterprise applications to efficiently access data from a Versant object database. Versant commenced commercial shipments of VDS in 1991 and commercially-released Versant enJin in 2000. Versant licenses VDS, Versant enJin and peripheral products, and sells associated maintenance, training and consulting services to end-users through its direct sales force and through value-added resellers, systems integrators and distributors. Following Versant’s acquisition of Mokume Software in November of 2002, Versant commenced its real-time solutions business and in January 2003 announced its VRTF real-time solutions product. Versant introduced Versant JDO in the fourth quarter of 2003. In addition to these products, Versant also offers other internally developed peripheral software products and resells related software developed by third parties. Versant also provides maintenance and support services related to Versant’s products as well as consulting and training services. These services are an important aspect of Versant’s business, and in the fiscal year ended October 31, 2003, a majority of Versant’s revenues were derived from these services. To date, substantially all of Versant’s revenue has been derived from the following data management products and services:

•	sales of licenses for VDS and, to a lesser extent, Versant enJin, VRTF and Versant JDO;

•	maintenance and support services related to VDS, Versant enJin, and VRTF;

•	consulting services (Versant consulting practice and dedicated IBM WebSphere consulting practice) and training services;

•	nonrecurring engineering fees received in connection with providing services associated with VDS and Versant enJin;

•	sales of peripheral products for VDS and Versant enJin;

•	the resale of licenses, maintenance, training and consulting for third-party products that complement VDS and Versant enJin; and

•	reimbursements received for out-of-pocket expenses incurred for revenue in the income statement.

      In fiscal 2003, Versant continued to focus its efforts on: (i) sales and product development activities designed to obtain revenue growth from, and enhance its data management products, VDS and Versant enJin; (ii) further work to pursue and develop Versant’s real-time solutions business initiative and related products, such as VRTF; and (iii) obtaining growth in its consulting service programs.

      Versant expects that its principal sources of revenue for the foreseeable future will be licenses of VDS, Versant enJin, related products and VRTF, as well as maintenance, support, training and consulting services. To a lesser degree, Versant also anticipates deriving revenue from new products it may develop in its real-time business and the resale of third-party products. While it will continue to be important for Versant to derive revenue from customers it has historically served in the telecommunications, financial services, technology and defense industries, Versant believes that its efforts in the real-time market and, to a lesser degree, in the e-business market, will be important elements of its future performance. Success in the market for real-time products will depend on both the successful growth and emergence of this market and its continued need for highly scalable, high performance and reliable object-based technologies such as Versant’s products.

Critical Accounting Policies

      The preparation of Versant’s consolidated financial statements requires it to make estimates and judgments that affect the reported amount of its assets and liabilities at the date of the financial statements and of its revenues and expenses during the reporting period. Versant bases these estimates and judgments on information reasonably available to it, such as Versant’s historical experience and trends and industry, economic and seasonal fluctuations, and on Versant’s own internal projections that it derives from that information. Although Versant believes its estimates are reasonable under the circumstances, there can be no assurances that Versant’s estimates will be accurate given that the application of these accounting policies necessarily involves the exercise of subjective judgment and the making of assumptions regarding future uncertainties. Versant considers “critical” those accounting policies that require Versant’s most difficult, subjective, or complex judgments and that are the most important to the portrayal of Versant’s financial condition and results of operations. These critical accounting policies relate to revenue recognition, goodwill and acquired intangible assets, impairment of long-lived assets, the determination of Versant’s reserve for doubtful accounts and stock-based compensation.

     Revenue Recognition

      Versant recognizes revenue in accordance with the provisions of Statement of Position (SOP) 97-2, “Software Revenue Recognition” and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” Revenue consists mainly of revenue earned under software license agreements, maintenance support agreements and agreements for consulting and training activities.

      Versant uses the residual method to recognize revenue when a license agreement includes one or more elements to be delivered at a future date. If there is an undelivered element under the license arrangement, Versant defers revenue based on vendor-specific objective evidence, or VSOE, of the fair value of the undelivered element, as determined by the price charged when the element is sold separately. If VSOE of fair value does not exist for all undelivered elements, Versant defers all revenue until sufficient evidence exists or all elements have been delivered. Versant defers revenue from license arrangements that require significant modification of the software and/or non-recurring engineering agreements requiring future obligations not yet performed and records it as revenue using contract accounting.

      Revenue from software license arrangements, including prepayment revenue, is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the fee is fixed and determinable; and (4) collection is probable. If an acceptance period or other contingency exists, revenue is recognized upon satisfaction of the contingency, customer acceptance or expiration of the acceptance period, as applicable.

      Versant licenses its data management products to end-users, value-added resellers and distributors through two types of perpetual licenses — development licenses and deployment licenses. Development licenses are typically sold on a per seat basis and authorize a customer to develop an application program that uses VDS or Versant enJin. Before that customer may deploy an application that it has developed under Versant’s development license, it must purchase deployment licenses based on the number of computers connected to the server that will run the application using Versant’s database management system. For certain applications, Versant offers deployment licenses priced on a per user basis. Pricing of VDS and Versant enJin varies according to several factors, including the number of computer servers on which the application will run and the number of users that will be able to access the server at any one time. Customers may elect to simultaneously purchase development and deployment licenses for an entire project. These development and deployment licenses may also provide for prepayment of a nonrefundable amount for future deployment.

      Versant does not currently license its VRTF product directly to end-users. To date, VRTF has been marketed only as a private-labeled product sold through physical execution systems vendors to whom Versant will provide integration, training and other consulting services.

      Resellers, including value-added resellers and distributors, purchase development licenses from Versant on a per seat basis, on terms similar to those of development licenses sold directly to end-users. Resellers are authorized to sublicense deployment copies of VDS, Versant enJin and VRTF that are either bundled or embedded in the resellers’ applications and sold directly to end-users. Resellers are required to report their distribution of Versant’s software and are charged a royalty that is based either on the number of copies of application software distributed or computed as a percentage of the selling price charged by the reseller to its end-user customers. Revenue from royalties is recognized when reported by the reseller, assuming collection is probable.

      Revenue from Versant’s resale of third-party products is recorded at total contract value with the corresponding cost included in cost of sales when Versant acts as a principal in these transactions and Versant assumes the risks and rewards of ownership, including the risk of loss for collection, delivery or returns. When Versant does not assume the risks and rewards of ownership, revenue from Versant’s resale of third-party products or services is recorded at contract value net of the cost of sales.

      Probability of collection is assessed using the following customer information: credit service reports, bank and trade references, public filings, and/or current financial statements. Prior payment experience is reviewed on all existing customers. Payment terms in excess of Versant’s standard payment terms of 30-90 days net, are granted on an exception basis, typically in situations where customers elect to purchase development and deployment licenses simultaneously for an entire project and are attempting to align their payments with deployment schedules. Extended payment terms are generally granted only to customers with a proven ability to pay at the time the order is received, and with prior approval of Versant’s senior management.

      Versant defers revenue from maintenance and support arrangements and recognizes it ratably over the term of the arrangement, which is typically twelve months. Training and consulting revenue is recognized when a purchase order is received, the services have been performed and collection is deemed probable. Consulting services are billed on an hourly, daily or monthly rate. Training classes are billed based on group or individual attendance.

     Goodwill and Acquired Intangible Assets

      Versant accounts for purchases of acquired companies in accordance with Statement of Financial Accounting Standards No. 141 Business Combinations (SFAS 141) and accounts for the related acquired intangible assets in accordance with SFAS No. 142 Goodwill and Other Intangible Assets (SFAS 142). In accordance with SFAS 141, Versant allocates the cost of the acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as “acquired technology,” are amortized to expense over time, while in-process research and development costs (“IPR&D”), if any, are charged to operations at the acquisition date.

      Mokume Software, which Versant acquired in November of 2002, did not have significant tangible assets at the date of acquisition and, as a result, a significant portion of the purchase price has been allocated to intangible assets and goodwill. Versant’s future operating performance will be impacted by the future amortization of intangible assets, potential charges related to IPR&D for future acquisitions, and potential impairment charges related to goodwill. Accordingly, the allocation of the purchase price to intangible assets and goodwill has a significant impact on Versant’s future operating results and requires Versant’s management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate for these cash flows. Should different conditions prevail than Versant initially assumed, material write-downs of intangible assets and/or goodwill could occur.

      As required by SFAS 142, Versant ceased amortizing goodwill effective November 1, 2002. Prior to November 1, 2002, Versant amortized goodwill over five years using the straight-line method. Identifiable intangibles (acquired technology) are currently amortized over five years using the straight-line method. As described below, in lieu of amortizing goodwill, Versant tests goodwill for impairment periodically and records any necessary impairment in accordance with SFAS 142.

     Impairment of Long-Lived Assets

      Versant tests goodwill for impairment in accordance with SFAS 142, which requires that goodwill be tested for impairment at the “reporting unit level” (“Reporting Unit”) at least annually and more frequently upon the occurrence of certain events, as provided in SFAS 142. Goodwill is tested for impairment annually in a two-step process. First, Versant must determine if the carrying amount of a Reporting Unit exceeds its “fair value,” based on quoted market prices of Versant’s common stock, which would indicate that goodwill might be impaired. If Versant determines that goodwill may be impaired, Versant compares the “implied fair value” of the goodwill, as defined by SFAS 142, to Versant’s carrying amount to determine the impairment loss, if any.

      Versant evaluates long-lived assets, including intangible assets other than goodwill, for impairment in accordance with the provisions of SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 requires that long-lived assets and intangible assets other than goodwill be evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on expected undiscounted cash flows attributable to that asset. Should events indicate that any of Versant’s assets are impaired, the amount of such impairment will be measured as the difference between the carrying value and the fair value of the impaired asset and recorded in earnings during the period of such impairment.

     Reserve for Doubtful Accounts

      Versant initially records a provision for doubtful accounts based on historical experience and then adjusts this provision at the end of each reporting period based on a detailed assessment of its accounts receivable and allowance for doubtful accounts. In estimating the provision for doubtful accounts, Versant considers, among other factors: (i) the aging of the accounts receivable; (ii) trends within and ratios involving the age of the accounts receivable; (iii) the customer mix in each of the aging categories and the nature of the receivable (i.e. license, consulting, maintenance, etc.); (iv) its historical provision for doubtful accounts; (v) the credit-worthiness of each customer; (vi) the economic conditions of the customer’s industry; and (vii) general economic conditions.

     Stock-Based Compensation

      Versant has elected to continue to account for employee stock-based compensation plans using the intrinsic value method, as prescribed by APB No. 25 Accounting for Stock Issued to Employees and interpretations thereof (collectively “APB 25”) rather than the fair value method allowed by SFAS No. 123 Accounting for Stock-Based Compensation (SFAS 123) as amended by SFAS 148. Accordingly, deferred compensation is only recorded if the current price of the underlying stock exceeds the exercise price on the date of grant. Versant records and measures deferred compensation for stock options granted to non-employees at their fair value. Deferred compensation is expensed on an accelerated basis over the vesting period of the related stock option, which is generally up to four years.

Results of Operations

      In 2001, Versant filed a report on Form 8-K reporting the decision by its Board of Directors to change its fiscal year-end from December 31 to October 31. This change was made to better align Versant’s sales and financial reporting cycle with its customers’ procurement cycles. Consequently, the consolidated financial statements of Versant contained in this joint proxy statement/ prospectus include financial statements for the year ended October 31, 2003, the year ended October 31, 2002 and the ten months ended October 31, 2001 because it was impracticable and not cost-justified to furnish complete financial statements for the comparable periods ended October 31, 2001. Versant does not believe that seasonal or other factors affect the comparability of information or trends in those financial statements. However, when reviewing this joint proxy statement/ prospectus, readers should keep in mind that, because Versant’s transition period ended October 31, 2001 was a ten-month (and not a twelve-month) period, it is more difficult to directly compare

Versant’s results for that transition period with Versant’s twelve-month reported periods ended October 31, 2003 and October 31, 2002.

      As used in this Management’s Discussion and Analysis section, references to “2003” mean the twelve-month period ended October 31, 2003, references to “2002” mean the twelve-month period ended October 31, 2002 and references to “2001”, “ten-month 2001 period” or “2001 reported period” each mean the ten-month period ended October 31, 2001.

      The following table summarizes the results of Versant’s operations as a percentage of total revenue for the periods presented:

	Twelve Months	Twelve Months	Ten Months
	Ended	Ended	Ended
	Oct 31, 2003	Oct 31, 2002	Oct 31, 2001

Revenue:
License	41%	51%	31%
Maintenance	28%	26%	22%
Professional Services	31%	23%	47%

Total revenue	100%	100%	100%

Cost of revenue:
License	4%	5%	3%
Maintenance	6%	6%	6%
Professional Services	27%	21%	43%
Amortization of Intangibles	0%	0%	0%

Total cost of revenue	37%	32%	52%

Gross profit margin	63%	68%	48%
Operating expenses:
Marketing and sales	35%	39%	35%
Research and development	20%	29%	23%
General and administrative	15%	17%	12%
Stock based compensation	5%	0%	0%
Amortization of goodwill	0%	1%	4%
Restructuring	0%	0%	3%

Total operating expenses	75%	86%	77%

Loss from operations	(12)%	(18)%	(29)%
Other income (expense), net	2%	1%	0%

Loss before income taxes	(10)%	(17)%	(29)%
Provision for income taxes	1%	0%	0%

Net loss	(11)%	(17)%	(29)%

      The following table summarizes the results of Versant’s operations for the periods presented:

				% Change	% Change
	Twelve Months	Twelve Months	Ten Months	in 10/31/03	in 10/31/02
	Ended	Ended	Ended	from	from
	Oct 31, 2003	Oct 31, 2002	Oct 31, 2001	10/31/02	10/31/01

License revenue	$9,082	$10,106	$7,362	(10)%	37%
Maintenance revenue	6,076	5,300	5,135	15%	3%
Professional services revenue	6,901	4,550	11,412	52%	(60)%

Total revenue	22,059	19,956	23,909	11%	(17)%

Cost of license revenue	843	902	634	(7)%	42%
Cost of maintenance revenue	1,312	1,291	1,191	2%	8%
Cost of services revenue	6,011	4,041	10,546	49%	(62)%
Amortization of intangibles	91	—	—	—	—

Total cost of revenue	8,257	6,234	12,371	32%	(50)%

Operating expenses:
Marketing and sales	7,698	7,854	8,482	(2)%	(7)%
Research and development	4,340	5,835	5,464	(26)%	7%
General and administrative	3,267	3,440	2,963	(5)%	16%
Stock based compensation	1,209	—	22	100%	(100)%
Amortization of goodwill	—	202	396	(100)%	(49)%
Write down of goodwill	—	—	555	—	(100)%
Restructuring costs	—	—	668	—	(100)%

Total operating expense	16,514	17,331	18,550	(5)%	(7)%

Loss from operations	(2,712)	(3,609)	(7,012)	(25)%	(49)%
Other income (expense), net	397	287	(53)	38%	(642)%

Loss before income taxes	(2,315)	(3,322)	(7,065)	(30)%	(53)%
Provision for income taxes	74	68	93	9%	(27)%

Net loss	$(2,389)	$(3,390)	$(7,158)	(30)%	(53)%

Summary Overview

      Total revenue for the year ended October 31, 2003 increased by 11% over Versant’s total revenue for the twelve months ended October 31, 2002. This increase resulted from a 52% increase in Versant’s professional services revenues (primarily from Versant’s dedicated WebSphere consulting practice) and to a lesser degree from a 15% increase in Versant’s maintenance revenues, and was offset by a 10% decrease in Versant’s license revenues in 2003, when compared to 2002. Total revenue for the year ended October 31, 2002 decreased by 17% from Versant’s total revenue for the ten months ended October 31, 2001. Versant’s total services revenue for 2002 was down 40% from total services revenue for the 2001 reporting period while license revenues increased 37% over 2001.

      Total operating expenses in the year ended October 31, 2003 decreased 5% to $16.5 million from $17.3 million in 2002. Versant’s total operating expenses of $17.3 million in 2002 represented a decrease of 7% from Versant’s operating expenses of $18.6 million in 2001. These decreases in both fiscal 2003 and 2002 were the result of lower costs associated with reduced headcount and cost cutting efforts that Versant implemented in 2001 and continued in 2002 and 2003. Versant’s operating expenses for 2003 included a $1.2 million stock based compensation expense. This charge resulted from the accelerated vesting of employee owned shares issued in connection with Versant’s acquisition of Mokume (please refer to the section titled “Stock Based Compensation” below) and to a lesser extent from stock options granted to non-employees. Excluding this stock based compensation expense in 2003, Versant’s operating expenses in 2003 would have decreased 12% over 2002 operating expenses, which did not include any stock based compensation charge.

      Net loss for 2003 improved 30% over 2002. Net loss for 2002 was a 53% improvement over the reporting period in 2001.

Revenue

      Total revenue increased 11% to $22.1 million in the twelve-month period ended October 31, 2003 from $20.0 million in the twelve-month period ended October 31, 2002. This increase resulted primarily from a 52% increase in Versant’s professional services consulting revenue, which depends significantly on revenues from Versant’s WebSphere consulting practice and, to a lesser extent, from increased maintenance revenues, which increased by 15% year over year. License revenue for 2003 was down 10% from 2002.

      The technology sector was the biggest contributor to the increase in 2003, representing 34% of total revenues in 2003 compared with 18% in 2002, largely attributable to the growth in Versant’s WebSphere consulting practice revenues. Telecom customers represented 23% of total revenues in 2003 and continue to be a significant vertical market for Versant, although this sector was down compared with 2002 and with historical norms for Versant, reflecting the ongoing economic challenges in that industry. Defense sector revenue in 2003 was consistent with 2002 in percentage terms, representing 14% of total revenue in 2003 while financial services revenue increased to 9% of total revenue in 2003 compared with 6% in 2002.

      In the twelve-month period ended October 31, 2002 total revenue decreased 17% to $20.0 million from $23.9 million in the ten-month period ended October 31, 2001. Revenue from telecom and financial services customers constituted 36% of Versant’s total revenue in 2002 compared with 57% in the ten-month period ended October 31, 2001. Telecom customers were particularly important, comprising 30% of Versant’s total revenue in 2002 and 53% of Versant’s total revenue in the ten months ended October 31, 2001. Revenues from the defense sector increased in 2002 and somewhat mitigated declines in the commercial sector, accounting for 14% of Versant’s total revenue in 2002.

      International revenues were $5.4 million or 25% of Versant’s total revenue in 2003, $6.4 million or 32% of Versant’s total revenue in 2002 and $6.5 million or 28% of Versant’s total revenue in 2001. The decrease over all reported periods was the result of the economic downturn, especially as it applied to the telecommunications industry, which has had a more marked effect on international sales than on domestic sales, particularly in Europe. Versant intends to maintain its sales and marketing activities outside the United States, which include supporting its subsidiaries, distributors and resellers in Europe, Japan and other Asia/ Pacific countries. This will require significant management attention and financial resources, and may increase costs and impact margins unless and until corresponding revenue is achieved.

      Versant’s international sales are made at the foreign currency equivalent of a U.S. dollar based price. An increase or decrease in the value of the United States dollar relative to foreign currencies could make Versant’s products more or less expensive respectively and, therefore, impact Versant’s competitiveness in foreign markets. To the extent that Versant increases its reliance on international sales, its total revenue may be affected to a greater extent by seasonal fluctuations resulting from lower sales levels that typically occur during the summer months in Europe and other parts of the world.

      Versant continues to experience significant quarterly fluctuations in total revenue and believes this trend will continue in 2004 and is consistent with its industry.

License Revenue

      License revenue decreased 10% to $9.1 million in 2003 from $10.1 million in 2002 primarily due to lower transaction volume (2002’s transaction volume was the highest in four years albeit at lower average deal values). The reduced transaction volume in 2003 was partially offset by higher average deal values. Lengthy sales cycles and customers’ preference for licensing Versant’s software on an “as needed” basis versus the historical practice of prepaying license fees in advance of usage continue to be factors affecting Versant’s license revenues, as does the macroeconomic environment, especially as it pertains to the telecom industry. Deployment license revenues, which Versant considers to be an important indicator of the relevance of its technology in the marketplace, accounted for 83% of total license revenues in 2003 compared with 75% of total license revenues in 2002 and 62% for the reported period of 2001. Versant is encouraged that deployment license revenue in 2003 and 2002 returned to a level more consistent with historical norms.

      License revenue increased 37% to $10.1 million in 2002 from $7.4 million in the ten-month 2001 period, primarily due to increased deployment license revenues (specifically in the defense sector) and secondarily due to the resale of third party software, which represented 9% of Versant’s 2002 license revenues.

      As a percentage of total revenue, license revenues were 41% in 2003, 51% in 2002 and 31% in the ten months ended October 31, 2001.

Maintenance and technical support revenue

      Maintenance and technical support revenue includes revenue derived from maintenance agreements that provide customers internet and telephone access to support personnel and software upgrades, dedicated technical assistance and emergency response support options. It also includes maintenance revenue on the resale of third party products.

      Maintenance and technical support revenues increased 15% to $6.1 million in 2003 from $5.3 million in 2002, and in 2002 they increased 3% from $5.1 million when compared to the ten months ended October 31, 2001. These increases were primarily due to an increase in maintenance pricing on new license deals which mitigated the impact of reduced license sales and also Versant’s continued efforts to bring the installed customer base current on their maintenance contracts for customers that were running older versions of Versant’s software.

      As a percentage of total revenues, maintenance and technical support revenues increased to 28% in 2003 from 26% in 2002 and 22% in the ten months ended October 31, 2001.

Professional Services Revenue

      Professional services revenue consists of revenue from consulting, training and technical support as well as billable travel expenses incurred by Versant’s service organization.

      Professional services revenue increased 52% to $6.9 million in 2003 from $4.6 million in 2002, mainly as a result of growth in Versant’s WebSphere consulting practice and secondarily due to the growth in Versant’s consulting practice. Professional services revenue decreased 60% to $4.6 million in 2002 from $11.4 million in the ten-month 2001 period. The decrease in 2002 from 2001 was mainly the result of a significant one-time sub-contracted service engagement that commenced in December 2000 and concluded in November 2001, with a corresponding decline in 2002 services revenue.

      As a percentage of total revenue, professional service revenues increased to 31% in 2003 from 23% in 2002. In 2002 professional service revenue decreased to 23% of total revenue from 47% of total revenue in the ten months ended October 31, 2001.

Cost of Revenue and Gross Profit Margins

      The key factors that cause variations in Versant’s cost of revenue are primarily the mix of its product sales and secondarily, its sales volume. In general, a higher proportion of license revenue will result in lower overall total costs of revenue and thus higher gross profit margins. Versant’s maintenance revenues have the next lowest associated costs, with consulting revenues attracting the highest costs.

      Total cost of revenue increased 32% to $8.3 million in 2003, up from $6.2 million in 2002. Approximately 68% of this $2.1 million increase was due to Versant’s sales mix in 2003, in which a larger proportion of Versant’s revenues were higher cost service revenues, which increased and represented 59% of total revenue in 2003 compared to 49% in 2002, while Versant’s license revenues represented 41% of total revenue in 2003 compared with 51% in 2002. Approximately 32% of Versant’s increase in costs of revenue in 2003 was attributable to increased overall sales volume. Total cost of revenue decreased 50% to $6.2 million in 2002 from $12.4 million in 2001. Approximately 67% of this $6.2 million year over year decrease was again due to Versant’s sales mix, with license revenues representing 51% of total revenue in 2002 compared with 31% in

2001, while approximately 33% of the year over year decrease in cost of revenue was attributable to decreased overall sales volume.

      Total cost of revenue was 37% of total revenue in 2003, 32% of total revenue in 2002 and 52% of total revenue in 2001.

Cost of License Revenue

      Cost of license revenue consists primarily of product royalty obligations incurred by Versant when it sublicenses tools provided by third parties, and costs of user manuals, product media, production labor costs, freight and packaging. Cost of license revenue was 4% of total revenue in 2003, 5% of total revenue in 2002 and 3% of total revenue in 2001. Cost of license revenue was 9% of license revenue in each of 2003, 2002 and 2001.

      Cost of license revenue decreased 7% in 2003 to $843,000 compared to $902,000 in 2002. This net decline of $59,000 is comprised of approximately $91,000 attributable to decreased license sales volume offset by approximately $32,000 of incremental resale costs.

      Cost of license revenue increased 42% in 2002 to $902,000 as compared to $634,000 in the ten month 2001 period. Approximately 88% of this $268,000 increase was sales volume related, with the remainder attributable to the cost of reselling third party software, which commenced in 2002, and these increases were offset by a reduction in royalties payable by Versant with respect to its enJin product, primarily due to the fulfillment of its obligations under its third party royalty agreement.

Cost of Maintenance and Technical Support Revenue

      Cost of maintenance and technical support revenue consists principally of personnel costs associated with providing technical support and has remained reasonably constant at approximately 6% of Versant’s total revenue in 2003, 2002 and the ten-month period ended 2001. Cost of maintenance and technical support revenue was 22% of maintenance revenue in 2003, 24% in 2002 and 23% in 2001.

Cost of Professional Services Revenue

      Cost of professional services revenue consists principally of personnel costs (both employee and sub-contractor) associated with providing consulting and training. Cost of revenues from professional services may vary depending on whether such services are provided by Versant personnel or by sub-contracted third party consultants. Cost of professional services revenue was 27% of total revenue in 2003, 21% of total revenue in 2002 and 43% of total revenue in 2001. Cost of professional services revenue was 87% of professional services revenue in 2003, 89% in 2002 and 92% in 2001.

      Cost of professional services revenue increased 49% to $6.0 million in 2003 from $4.0 million in 2002, almost entirely attributable to increased consulting revenues, especially in Versant’s dedicated WebSphere practice.

      Cost of professional services revenue decreased 62% to $4.0 million in 2002 from $10.5 million in 2001. Approximately 97% of this $6.5 million decrease was volume related, due to the conclusion in November 2001 of a significant one-time sub-contracted service engagement that commenced in December 2000, and the remainder being the favorable cost impact of using a higher proportion of Versant personnel to provide professional services in 2002 versus 2001.

Marketing and Sales Expenses

      Marketing and sales expenses consist primarily of marketing and sales labor costs, sales commissions, recruiting, business development, travel, advertising, public relations, seminars, trade shows, lead generation, marketing and sales literature, product management, sales offices, occupancy and depreciation expense.

      Marketing and sales expense decreased 2% in 2003 to $7.7 million from $7.9 million in 2002 as a result of lower commission expense corresponding with the lower license revenue, and lower marketing program costs in connection with Versant’s ongoing efforts to reduce expense.

      Marketing and sales expense decreased 7% in 2002 to $7.9 million from $8.5 million in the ten-month 2001 period as a result of lower marketing program costs.

      As a percentage of revenue, marketing and sales expense was 35% in 2003 versus 39% in 2002, primarily due to increased revenues and secondarily due to reduced expenses. Marketing and sales expense was 39% of total revenue in 2002 versus 35% in the ten-month 2001 period primarily due to decreased revenue but mitigated by reduced expense.

Research and Development Expenses

      Research and development expenses consist primarily of salaries, recruiting and other employee-related expenses, depreciation, and expenses associated with development tools, equipment, supplies and travel.

      Research and development expenses decreased 26% in 2003 to $4.3 million from $5.8 million for 2002, due to reduced headcount as well as cost reduction efforts implemented during 2003. Research and development expenses increased 7% in 2002 to $5.8 million from $5.5 million for the ten-month 2001 period. This increase was the result of comparing twelve months of expense in 2002 to only ten months of expense in 2001.

      As a percentage of revenue, research and development expense was 20% in 2003 versus 29% in 2002, primarily due to reduced expense and secondarily due to increased revenues. As a percentage of revenue, research and development expense was 29% in 2002 versus 23% in 2001, primarily due to decreased revenue and secondarily due to increased expense.

      Versant believes that a significant level of research and development expenditures is required to remain competitive and complete products under development. Accordingly, Versant anticipates that it will continue to devote substantial resources to research and development to design, produce and increase the quality, competitiveness and acceptance of Versant’s products. However, if Versant continues its research and development efforts without corresponding increases in revenue, its results of operations would be adversely affected. To date, all research and development expenditures have been expensed as incurred.

General and Administrative Expenses

      General and administrative expenses consist primarily of salaries, benefits and other employee related costs for Versant’s finance, human resources, legal and executive management functions. In addition, general and administrative expenses include outside legal, audit and public reporting costs, allocated facilities costs and reserves for estimated bad debts.

      General and administrative expenses decreased 5% to $3.3 million in 2003 from $3.4 million in 2002 primarily due to reduced bad debt expense. General and administrative expenses increased 16% to $3.4 million in 2002 from $3.0 million in the ten month 2001 period, with the increase being principally a function of comparing twelve months of expenses in 2002 with ten months in 2001.

      As a percentage of revenue, general and administrative expense was 15% in 2003 versus 17% in 2002 primarily due to increased revenues and secondarily due to decreased expense. General and administrative expense was 17% in 2002 versus 12% in the ten month 2001 period primarily due to reduced revenues and secondarily due to increased expense.

Amortization and Write-down of Goodwill

      Versant’s acquisition of Mokume Software in November of 2002 resulted in Versant’s recording goodwill of $363,000. Subsequent to the purchase, Versant reclassified additional goodwill in the amount of $53,400 and in September of 2003, Versant recorded additional goodwill of $290,000. As SFAS No. 142 was adopted on November 1, 2002, it requires that existing goodwill is no longer subject to amortization. As of October 31,

2003, Versant had goodwill for Mokume of approximately $708,000, which will no longer be amortized. Instead this goodwill amount will now be subject to periodic evaluations for impairment and will be reduced to the extent of that impairment. See note 9 to Versant’s consolidated financial statements included in this joint proxy statement/ prospectus.

      Versant’s acquisition of Versant Europe in March 1997 resulted in Versant’s recording goodwill of $3.3 million. This goodwill was being amortized on a straight-line basis over seven years, but Versant changed this estimate to a five-year period in 1998. Versant amortized approximately $187,000 of this amount in 2002 and $156,000 of this amount in 2001. As of October 31, 2003, Versant had goodwill for Versant Europe of approximately $219,000, which is no longer subject to amortization but instead is subject to periodic evaluations for impairment.

      Versant’s acquisition of Soft Mountain in September 1998 resulted in Versant’s recording goodwill of $1.2 million, which was being amortized over a five-year period. In October 31, 2001, Versant wrote off the remaining $555,000 net book value of the goodwill related to Soft Mountain because the carrying value of the asset was impaired as a result of the abandonment of the product and the closure of Versant’s office in France.

      As of October 31, 2003, Versant had additional goodwill of $21,000 related to its acquisition of Versant India, which will no longer be amortized, but will be subject to period evaluations for impairment.

Stock Based Compensation

      Versant recorded $337,000 of stock based compensation expense in 1999 related to 125,000 options granted to a public relations firm pursuant to a November 1, 1999 agreement. These options were exercisable in full at a weighted average price of $4.45 per vested share. The agreement also granted a monthly retainer of $5,000 for services provided. These options expired in November of 2002. In January 2001, Versant renewed this agreement, which includes compensation to the public relations firm for services rendered at a monthly rate of $6,000 plus 62,500 non-qualified stock options under its 1996 Equity Incentive Plan. Of the 62,500 options granted, 6,500 vested in full at $1.61 per share, and the remaining 56,000 options vested based upon meeting certain performance criteria. The non-vested options were exercisable at a weighted average exercise price of $4.67 per share. The vested and unvested options expired in November 2002. In September 2003, Versant entered into a new agreement with this firm that granted 62,500 options that vested in full at $2.00 per share. Versant recorded $22,000 in stock based compensation expense in 2001 and $69,548 in stock based compensation expense in 2003, related to these options.

      In October 2003, Versant recorded $4,976 in stock based compensation expense related to 6,000 options granted to a marketing consultant pursuant to a February 28, 2003 agreement. In October 2003, Versant also recorded $5,709 of stock based expense related to 3,000 and 250 options granted to a sales consultant pursuant to a July 2002 and November 2002 agreement, respectively.

      In October 2003, Versant also recorded $1.1 million of stock based compensation expense related to the acceleration of the vesting of employee owned shares, pursuant to an Amendment Agreement dated September 26, 2003, entered into with certain of the former stockholders of Mokume Software, Inc. (the “former Mokume stockholders”), which amended the Mokume Merger Agreement. Under the terms of the Mokume Merger Agreement, under certain circumstances, Versant was entitled to repurchase from the former Mokume stockholders a total of 1,212,000 of the Versant shares issued to them in the Mokume merger (the “Contingent Shares”). The accelerated vesting of Contingent Shares owned by non-employees was recorded as additional goodwill in the amount of $290,000. The principal modifications to the Mokume Merger Agreement that were affected by the Amendment Agreement are summarized below.

•	A total of 363,600 of the Contingent Shares were forfeited by the former Mokume stockholders and cancelled without consideration and the remaining 848,400 Contingent Shares are no longer subject to forfeiture or repurchase by Versant and have been released from any repurchase restrictions that were applicable to them.

•	Subject to certain conditions, the 2,060,400 shares of Versant common stock issued under the Mokume Merger Agreement that remain outstanding after the forfeiture of 363,600 Contingent Shares are to be released from the risk of forfeiture to satisfy claims for indemnification made by Versant under the Mokume Merger Agreement in installments over time as follows:

•	606,400 shares were released from potential forfeiture under indemnification claims on September 26, 2003; and

•	The balance of 1,454,000 shares are to be released in various increments at various times during the one-year period beginning on November 19, 2003 and ending November 19, 2004, when all shares not previously forfeited would be released from indemnification claims.

Restructuring Costs

      On October 31, 2001, Versant implemented a restructuring plan aimed at optimizing its performance in Europe. The primary goal was to reduce operating expenses, while maintaining current revenue streams in Europe. As a result, Versant changed its distribution model in France from that of a wholly owned subsidiary to an independent distributor. As a result of this restructuring, Versant incurred one-time costs related to employee severance payments, related benefit and outplacement expenses, termination of a building lease and accounting and legal costs associated with the closure of the office and the write-off of the carrying value of fixed assets. The total cost of the restructuring was estimated at $668,000 and was recorded as restructuring costs in operating expenses in the ten months ended October 31, 2001. As of October 31, 2003 all remaining obligations were paid.

Other Expense, Net

      Other income (expense), net primarily represents the foreign currency gain or loss as a result of settling transactions denominated in currencies other than Versant’s functional currency and the re-measurement of non-functional currency monetary assets and liabilities. Secondarily, it represents the interest expense associated with Versant’s financing activities offset by income earned on Versant’s cash and cash equivalents. Versant reported net other income of $397,000 in 2003, which includes a foreign exchange gain of $343,000 in connection with foreign currency transaction adjustments recorded in 2003, $2,000 interest expense and $56,000 other income expense, net. Versant reported net other income of $287,000 in 2002, which includes a $200,000 refund Versant received from an insurance deductible paid in prior periods and experienced lower interest payments on capital leases and bank loans. Versant reported net other expense of $53,000 in the ten-month 2001 period.

Provision for Income Taxes

      Versant accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Versant incurred net operating losses in 2003, 2002, and 2001. Versant also incurred foreign withholding taxes of $74,000, $68,000 and $93,000 in 2003, 2002, and 2001, respectively, which are included within the income tax provision.

      At October 31, 2003, Versant had federal and state net operating loss carryforwards of $45.5 million and $11.3 million, respectively, and tax credit carryforwards of $3.3 million expiring on various dates through 2023. Due to its history of operating losses and other factors, Versant believes that there is sufficient uncertainty regarding the realizability of these carryforwards, and therefore a valuation allowance of approximately $20.5 million has been recorded against Versant’s net deferred tax assets of approximately $20.5 million. Versant will continue to assess the realizability of the tax benefit available to Versant based on actual and forecasted operating results.

      Due to the “change in ownership” provisions of the Code, the availability of net operating loss and tax credit carryforwards to offset federal taxable income in future periods is subject to an annual limitation due to changes in ownership for income tax purposes.

Liquidity and Capital Resources

					Ten Months
	Year Ended		Year Ended		Ended
	October 31, 2003	% Change	October 31, 2002	% Change	October 31, 2001

Net cash provided by (used in) operating activities	(1,091,000)	(214)%	509,000	57%	325,000
Net cash provided by (used in) investing activities	(527,000)	(2495)%	22,000	(113)%	(171,000)
Net cash provided by (used in) financing activities	673,000	340%	(281,000)	(17)%	(338,000)
Period-end cash, cash equivalents and short-term investments	3,311,000	(25)%	4,427,000	8%	4,101,000
Period-end working capital	602,000	(74)%	2,326,000	(37)%	3,664,000

      At October 31, 2003, Versant had $3.3 million in cash and cash equivalents, a decrease from $4.4 million as of October 31, 2002. Versant’s cash and cash equivalents at October 31, 2002 represented a slight increase from $4.1 million in cash and cash equivalents as of October 31, 2001. As of October 31, 2003, Versant’s working capital was approximately $602,000, which represented a decrease from working capital of approximately $1.7 million from $2.3 million of working capital as of October 31, 2002. Versant’s working capital of $2.3 million at October 31, 2002 represented a decrease of $1.4 million from Versant’s working capital of $3.7 million at October 31, 2001.

      On September 29, 2003, Versant issued a press release and filed a report on Form 8-K reporting Versant’s signing of the merger agreement with Poet and Versant’s proposed merger with Poet. Through October 31, 2003, Versant had incurred approximately $800,000 in merger related costs, consisting primarily of legal and investment banking fees and Versant expects to incur approximately $300,000 additional expenses in order to complete the merger, which involves registering the stock Versant would issue in the merger under the Securities Act and the holding of the Versant special stockholder meeting to consider and vote on the proposed merger and related matters. If the merger agreement with Poet is terminated in certain circumstances, which could include the failure of Versant’s stockholders to approve the merger, Versant could become liable to pay Poet certain termination fees, ranging in amount from $500,000 to $1,000,000.

      Versant maintains a revolving credit line with a bank that expires in July 2004. The maximum amount that can be borrowed under the revolving credit line is $5.0 million. As of October 31, 2003, there were $500,000 in borrowings (drawn in October 2003) outstanding under this line and this balance was repaid in full in November 2003. As of October 31, 2002, there were no borrowings outstanding under this line. As of October 31, 2001, there were $500,000 in borrowings outstanding; and this balance was repaid in November 2001. Borrowings are limited to 80% of eligible accounts receivable and are secured by a lien on substantially all of Versant’s assets. Borrowings outstanding bear interest at prime rate plus 4.00% (8.00% at October 31, 2003). The amount available under this line fluctuates monthly based on the eligibility of Versant’s receivables and is not indicative of future availability under this line. The loan agreement contains no financial covenants regarding Versant’s monthly or quarterly profitability or net asset position, and prohibits cash dividends and mergers and acquisitions without the bank’s prior approval. The bank has consented to Versant’s proposed merger with Poet.

      In fiscal 2003, operating activities used net cash of $1.1 million. In 2003, net loss of $2.4 million was offset by a non-cash stock based compensation expense of $1.2 million and depreciation and amortization of $987,000 and a reduction of inventory and deferred revenue of $723,000 and $405,000, respectively. In fiscal 2002, operating activities provided net cash of $509,000. Versant’s net loss of $3.4 million in 2002 was offset by a reduction of accounts receivable of $2.2 million and depreciation and amortization costs of $1.3 million. In the ten months ended October 31, 2001, operating activities provided net cash of $325,000. Versant’s net loss of $7.2 million for the ten-month 2001 period, which was generated primarily in the first quarter of 2001, was offset by a reduction of accounts receivable of $4.8 million, goodwill write-down of $555,000 and depreciation and amortization of $1.6 million.

      In fiscal 2003, net cash of $527,000 was used in investing activities, which included $260,000 of Mokume acquisition costs and $267,000 for the purchase of capital equipment needed to support Versant’s growth. In fiscal 2002, investing activities provided $22,000 of net cash, which represented proceeds from the sale of obsolete equipment, offset by the purchase of other equipment. In the ten month 2001 period net cash used in investing activities was $171,000, for the purchase of equipment.

      In fiscal 2003, net cash of $673,000 was provided by financing activities and included $500,000 borrowed under Versant’s revolving credit line and $177,000 of proceeds from the sale of common stock in connection with Versant’s employee stock purchase program. In fiscal 2002, Versant used $281,000 of net cash in financing activities. Repayments of borrowings under Versant’s bank line of $550,000 and principal payments of $56,000 under capital lease obligations were partially offset by proceeds of $325,000 from the sale of common stock in connection with Versant’s employee stock purchase plan. In the ten-month 2001 period, net cash used in financing activities was $338,000 due to repayments of borrowings under Versant’s line of credit of $770,000, principal payments under Versant’s capital lease of $43,000 and the repurchase of common shares of $1,000 being partially offset by $476,000 in proceeds from the exercise of employee stock options and the sale of common stock to Versant’s employees under employee benefit plans.

      At October 31, 2003, Versant’s commitments for capital expenditures were not material.

      Versant believes that its current cash, cash equivalents and line of credit, and any net cash provided by operations, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for fiscal 2004, irrespective of whether or not the proposed merger with Poet is consummated. Versant bases this assertion on the following factors:

•	Versant’s Net Days Sales Outstanding (DSO) at the end of 2003 was 64 days. This important cash collection indicator has been under 90 days consistently since the third quarter of 2001 and Versant is committed to maintaining this performance.

•	Versant’s estimated quarterly run rate for operating expenses for the immediate future is in the range of between approximately $3.7 million to $4.2 million and is at the lowest point since Versant became a public company in 1996.

•	Versant has a line of credit through July 2004 that is readily available to address short-term liquidity fluctuations, subject to its borrowing limits described above. To date this credit line has remained largely unutilized. The minimum amount that has been consistently available to Versant under this credit line, given its eligibility requirements, has been $1.5 million, while the maximum Versant has ever drawn down has been $1.0 million, and this for a period of less than one month.

•	Versant believe that, based on current market conditions, Versant might be able to raise private financing if necessary, though such financing might require sales of Versant’s stock at prices below prevailing market prices, which could dilute the interests of existing stockholders. While Versant currently does not intend pursuing this option in the immediate future, this may become a more necessary focus should the proposed merger with Poet not be consummated, particularly if Versant then became obligated to pay Poet any termination fees pursuant to the terms of the merger agreement with Poet.

      If the proposed merger with Poet becomes effective within the March 2004 timeframe, then Versant expects the cash balance in the merged company to be within a range of approximately $6 million to $8 million. It is possible that, if the merger with Poet is approved and consummated, stockholders of Poet and Versant who did not vote in favor of the merger may be able to exercise statutory dissenters’ appraisal rights in connection with the merger, which would potentially enable such stockholders to receive cash payments from Versant equal to the fair market value of their shares. The amounts that might have to be paid to satisfy such appraisal rights are unknown, but would reduce the combined company’s cash reserves to the extent exercised.

      Although Versant expects to effectively manage its cash resources, there can be no assurance that Versant’s cash resources will be adequate as its operating results are very difficult to predict and are dependent upon future events, including Versant’s ability to successfully renew its current revolving credit line or obtain additional debt or equity financing, if financial results fall short of Versant’s goals. The incremental cost requirements surrounding the proposed merger with Poet has placed a significant further burden on Versant’s cash resources. Additional debt or equity financing may be required or desirable, although it is not currently anticipated, and may not be available to Versant on commercially reasonable terms, or at all. In addition, debt or equity financing if available, would require Poet’s pre-approval of such financing transaction under the terms of the merger agreement. There can be no assurance that such approval would be given by Poet and Poet could terminate the merger agreement if Versant were to proceed with such financing without Poet’s approval. The prices at which new investors would be willing to purchase Versant’s securities may be lower than the market value or trading price of Versant’s common stock. The sale of additional equity or convertible debt securities could result in dilution to Versant’s stockholders, which could be substantial and may involve the issuance of preferred securities that would have liquidation preferences that entitle holders of the preferred securities to receive certain amounts before holders of common stock in connection with an acquisition or business combination involving Versant or a liquidation of Versant. New investors may also seek agreements giving them additional voting control or seats on Versant’s board of directors. Even if Versant was able to obtain additional debt or equity financing, the terms of this financing might significantly restrict Versant’s business activities and in some circumstances, might require Versant to obtain the approval of its stockholders, which could delay or prevent consummation of the financing transaction. Cash may also be needed to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies and Versant expects that, in the event of such an acquisition or investment, it will need to seek additional debt or equity financing.

Recently Issued Accounting Pronouncements

      In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 148 (SFAS 148), Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS 148 amends FASB Statement No. 123 (SFAS 123), Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS 148 did not have an effect on Versant’s financial position, results of operations or cash flows.

      In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21 (EITF 00-21), Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 is effective for interim periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on Versant’s financial position, results of operations, or cash flows.

      In November 2002, the FASB issued Interpretation No. 45 (Interpretation 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/ measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of Interpretation 45 did not have a material effect on Versant’s financial position, results of operations or cash flows.

      In July 2001, the FASB issued SFAS No. 142, Goodwill and Intangible Assets, which supersedes APB Opinion No. 17, Intangible Assets. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually (unless indication of impairment becomes apparent sooner) using the fair value approach (except in certain circumstances), while other intangible assets will continue to be valued and amortized over their estimated lives, and in-process research and development will continue to be written off immediately. All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting and, effective January 1, 2002 for fiscal years commencing after December 31, 2001, existing goodwill will no longer be subject to amortization. Due to its change in fiscal year-end from December 31 to October 31, Versant adopted SFAS No. 142 on November 1, 2002, from which date, it will no longer amortize goodwill.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB SFAS No. 13, and Technical Corrections. SFAS 145 rescinds SFAS 4, Reporting Gains and Losses from Extinguishment of Debt-an amendment of APB Opinion No. 30, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS 145 also makes non-substantive technical corrections to existing pronouncements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002 with earlier adoption encouraged. The provisions of SFAS No. 145 did not have a material effect on Versant’s financial position, results of operations, or cash flows.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). This statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. This statement also establishes that fair value is objective for initial measurement of the liability. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material effect on Versant’s financial position, results of operations, or cash flows.

      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have an effect on Versant’s financial position, results of operations or cash flows.

Quarterly Information (unaudited):

      Summarized quarterly supplemental consolidated financial information for 2003 and 2002 is as follows:

	Fiscal 2003 Quarters Ended				Fiscal 2002 Quarters Ended

	Jan 31,	Apr 30,	Jul 31,	Oct 31,	Jan 31,	Apr 30,	Jul 31,	Oct 31,

	(In thousands, except per share data)
Revenue	$5,849	$5,024	$5,429	$5,757	$6,104	$4,701	$4,449	$4,702
Gross profit	3,765	3,021	3,387	3,629	4,036	3,167	3,077	3,442
Operating loss	(720)	(802)	(142)	(1,048)	(618)	(1,386)	(1,280)	(325)
Net loss	(664)	(772)	(153)	(800)	(578)	(1,082)	(1,323)	(407)
Basic net loss per share	(.05)	(.06)	(.01)	(.06)	(.05)	(.09)	(.11)	(.03)
Diluted net loss per share	$(.05)	(.06)	$(.01)	$(.06)	$(.05)	$(.09)	$(.11)	$(.03)

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      Foreign currency hedging instruments. Versant transacts business in various foreign currencies and, accordingly, it is subject to exposure from adverse movements in foreign currency exchange rates. To date, the effect of changes in foreign currency exchange rates on revenue and operating expenses have not been material. Operating expenses incurred by Versant’s foreign subsidiaries are denominated primarily in local currencies. Versant currently does not use financial instruments to hedge these operating expenses. Versant intends to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

      Versant does not use derivative financial instruments for speculative trading purposes.

      Interest rate risk. Versant’s cash equivalents primarily consist of money market accounts, accordingly, its interest rate risk is de minimus.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

      Effective June 23, 2003, Versant elected to dismiss KPMG LLP as its independent accountants. The decision to dismiss KPMG was approved by Versant’s Audit Committee on June 23, 2003.

      The report of KPMG LLP on Versant’s consolidated financial statements for the fiscal year ended October 31, 2002, did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. KPMG LLP has only reported on Versant’s consolidated financial statements for the fiscal year ended October 31, 2002.

      In connection with the audit of Versant’s financial statements for the fiscal year ended October 31, 2002 and the subsequent interim periods preceding the dismissal, Versant had no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG LLP to make reference to the subject matter of the disagreements in connection with its report.

      Effective June 24, 2003, Versant engaged Grant Thornton LLP as its new independent accountants. The decision to engage Grant Thornton LLP was approved by Versant’s Audit Committee on June 23, 2003. During the two most recent fiscal years and the subsequent interim periods, preceding the engagement, Versant has not consulted with Grant Thornton LLP regarding either:

(i) The application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Versant’s financial statements; or

(ii) Any matter that was either the subject of a disagreement as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions to that Item or a reportable event as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K.

VERSANT MANAGEMENT

      Set forth below is information regarding Versant’s executive officers and directors as of October 31, 2003 who will continue to serve as an executive officer and/or director of Versant following the merger:

Name of Executive Officer	Age	Position with the Company

Nick Ordon	56	President, Chief Executive Officer and a Director
Lee McGrath	42	Vice President, Finance and Administration, Chief Financial Officer and Secretary
Ajay Jain	36	President, Real-Time Solutions and a Director
Uday Bellary	48	Director
William Henry Delevati	55	Director

      Nick Ordon has served as President, Chief Executive Officer and a director of Versant since he joined Versant in January 1998. From July 1996 to December 1997, Mr. Ordon was Vice President and General Manager of Messaging at Lotus Development Corporation, a software development company and wholly-owned subsidiary of International Business Machines Corporation. From August 1994 to July 1996, he was Vice President and General Manager of the Commercial Business Unit of Lockheed Martin Corporation, an aerospace products company. From January 1993 to August 1994, Mr. Ordon served as General Manager, NetWare Operations with Hewlett-Packard Company. Prior to entering industry, Mr. Ordon was a pilot in the United States Air Force. Mr. Ordon received both a Bachelor and Masters of Science degree in Aerospace Engineering from the University of Colorado in 1970 and 1971, respectively, and a Masters of Business Administration degree in Finance and Operations from Syracuse University in 1980.

      Lee McGrath has served as Versant’s Vice President, Finance and Administration, Chief Financial Officer and Secretary since joining Versant in July 2000. From June 1999 to July 2000, he served as Director of Financial Planning and Analysis, Flat Panel Systems, for Philips Components, a division of Philips Electronics. From June 1997 to May 1999, Mr. McGrath served as Controller for Digital Link Corporation, a networking equipment company. From December 1982 to June 1997, he was with Measurex, a manufacturer of electronic control systems, where he served in a variety of financial management and controller positions, in both the company’s U.S. and overseas offices. Mr. McGrath is a Chartered Certified Accountant and received a Masters of Business Administration degree from Pepperdine University.

      Ajay Jain has served as Versant’s President, Real Time Solutions, a newly created business unit since November 2002. Between December 2000 and November 2002, Mr. Jain was President and Chief Executive Officer of Mokume Software, Inc., a developer of planning and process management software for the manufacturing industry, which he co-founded and which was acquired by Versant in November 2002. Between August 1999 and November 2000, Mr. Jain was President and Chief Executive Officer of Qdecor Software, a 3D software company for home decor products, which was acquired by Design Labs in 2000. Between August 1997 and August 1999 Mr. Jain was Director, Worldwide Information Technology & Applications at Clarify Corporation, a public company, and developer of customer relationship management software which was acquired by Nortel Networks in 1999. From 1995 to 1997, Mr. Jain served as Sr. Manager of Database Architecture Group at Netscape Communications. Prior to 1995, Mr. Jain worked in several engineering roles for over 6 years at Quantum Corporation and Cadence Design Systems. Mr. Jain holds a Masters degree in Business Administration from Santa Clara University, a Masters of Science degree in Computer and Information Science from Clarkson University and a Bachelors of Science degree in Mathematics and Economics from Delhi University, India.

      Uday Bellary has served as a director and Chairman of the Audit Committee of Versant since July 2003. Since September 2003, Mr. Bellary has served part-time as Executive Vice President, Finance, Administration and Operations and Chief Financial Officer of VC, Inc., a voiceover IP services company. From February 2000 to August 2003, he served as the Senior Vice President, Finance & Administration and Chief Financial Officer of Metro Optix, Inc., a provider of optical networking equipment, which recently ceased operations.

From September 1997 to October 1999 he served as Vice President of Finance and Chief Financial Officer of MMC Networks, Inc., a publicly traded manufacturer of data networking processors that was acquired in October 2000 by Applied Micro Circuits Corporation. Between February 1997 and September 1997, Mr. Bellary was Vice President, Finance & Administration and Chief Financial Officer of DTM Corporation, a manufacturer of computer-driven laser systems for industrial prototyping. Previous to that he held various positions at Cirrus Logic, Inc., a semiconductor company, most recently as Director of Finance, and prior to that he served in various roles in the international finance, accounting and audit departments of Intel Corporation, a semiconductor company. Mr. Bellary holds a B.S. degree in Finance, Accounting and Economics from Karnatak University, India and a DMA degree in Finance.

      William Henry Delevati has served as a director of Versant since October 1999 and is currently a member of the Audit Committee and Compensation Committee of Versant’s board of directors. Since April 2000, Mr. Delevati has served as a consultant to various companies located in the Silicon Valley area. From October 1999 to April 2000, Mr. Delevati served as the Senior Vice President, Information Technology and Chief Information Officer of Aspect Technology, an automated call device company. From November 1995 to April 1999, Mr. Delevati served as Vice President of Worldwide Information Services for Quantum Corporation, a storage device company. From April 1995 to November 1995, he was Chief Information Officer, Senior Vice President of MIS for Conner Peripherals, a storage device company. From September 1994 to April 1995, he was Chief Information Officer, Vice President of Worldwide MIS for Borland Corporation, a software tools company. From September 1993 to September 1994, he was Chief Information Officer, Vice President of Worldwide MIS for Logitech, a computer peripheral device company. From December 1987 to September 1993, he was Director of Application Development and Global Information Resources for Sun Microsystems, Inc. Mr. Delevati received a Bachelor of Science degree in Operations Research in 1974 from Arizona State University.

      There is no family relationship between any of the foregoing directors or between any of such directors and any of Versant’s executive officers. Versant’s executive officers serve at the discretion of its board.

      Upon completion of the merger, Versant’s board of directors will be reduced to five members, consisting of Nick Ordon, Uday Bellary, William Henry Delevati, Jochen Witte and Herbert May. Biographical information for Messrs. Witte and May can be found in the section entitled “Poet’s Management.”

Director Compensation

      In general, directors of Versant do not receive cash compensation for their services as directors but are reimbursed for their reasonable expenses in attending meetings of the board. For his services as Chairman of the Audit Committee, Mr. Bellary receives a cash fee (currently $1,875) for each regularly scheduled Audit Committee meeting he attends. After the effective time of the merger until the date of the next annual meeting of Versant’s stockholders, Versant will pay its Outside Directors cash compensation for their services as directors at the rate of $25,000 per annum; provided that on and after the date of the next annual meeting of Versant’s stockholders, the amount of compensation paid by Versant to its Outside Directors shall be determined by Versant’s board of directors or a committee of Versant’s board of directors authorized to make such determination.

      Directors who are not employees of Versant are entitled to participate in the 1996 Directors Stock Option Plan (the “Directors Plan”). The purpose of the Directors Plan is to provide incentive for members of Versant’s board of directors who are not also employees of Versant or any parent, subsidiary or affiliate of Versant by providing such persons with an opportunity to purchase shares of Versant common stock. The Directors Plan provides for each non-employee director to receive an option to purchase 40,000 shares of Versant’s common stock upon initially joining the board and, from fiscal 2003, an additional option to purchase 20,000 shares of Versant’s common stock each year on the anniversary of the initial grant to such non-employee director, as long as the director continues to serve on Versant’s board of directors. Each option granted to an eligible director vests as to 50% of the shares granted on each of the first two successive anniversaries of the grant date so long as the recipient of such grant continues to serve as a director or consultant to Versant.

      During fiscal 2003, the following option grants were made to Versant’s directors pursuant to the Directors Plan.

	Date	Type	Number	Exercise Price
Non-Employee Director	of Grant	of Grant	of Shares	Per Share

Uday Bellary	7/30/2003	Initial	40,000	$0.60
William Henry Delevati	10/21/2003	Succeeding	20,000	$1.72

EXECUTIVE COMPENSATION

      The following table sets forth all compensation awarded to or earned or paid for services rendered in all capacities to Versant during the ten months ended October 31, 2001 and each of the twelve months ended October 31, 2002 and 2003 by Nick Ordon, Versant’s President and Chief Executive Officer, and Versant’s two other most highly compensated executive officers during fiscal 2003 (together, the “Named Executive Officers”). This information includes the dollar values of base salaries and bonus awards, the number of shares subject to stock options granted and certain other compensation, whether paid or deferred.

SUMMARY COMPENSATION TABLE

					Long-Term
					Compensation

					Awards

		Annual Compensation
					Securities
	Fiscal			Other Annual	Underlying
Name and Principal Position	Year(1)	Salary($)	Bonus($)	Compensation($)(2)	Options(#)

Nick Ordon	2003	259,616	30,000	3,354	—
President and Chief	2002	273,097	—	1,814	50,000
Executive Officer	2001	223,335	—	1,512	15,000
Lee McGrath	2003	192,309	—	646	100,000
Vice President, Chief	2002	179,619	—	558	45,000
Financial Officer and	2001	145,333	—	300	45,000
Secretary
Ajay Jain(3)	2003	173,435	18,750	468	85,000
President,	2002	—	—	—	—
Real-Time Solutions	2001	—	—	—	—

(1)	In August 2001, Versant changed its fiscal year end from December 31 to October 31. Amounts reported in the table for fiscal 2002 and 2003 represent compensation for the twelve months ended October 31, 2002 and 2003, respectively. Amounts reported in the table for fiscal 2001 represent compensation for the ten months ended October 31, 2001.

(2)	All of the amounts identified in the column represent payment of life insurance premiums.

(3)	Mr. Jain joined Versant in November 2002.

Option Grants in Fiscal 2003

      The following table presents information concerning grants of stock options to Versant’s executive officers listed in the Summary Compensation Table above during fiscal 2003. In accordance with the rules of the Securities and Exchange Commission, the table presents the hypothetical gains or “option spreads” that would exist for the options as the end of their respective ten-year terms. These gains are based on assumed annual rates of stock price appreciation of 5% and 10% from the date the option was granted to the end of the option term.

      All of the options presented in the table below were granted pursuant to the Incentive Plan. These options are either incentive stock options or nonqualified stock options and generally vest and become exercisable with respect to 25% of the shares subject to the option on the nine-month anniversary of the date of grant and with respect to an additional 2.778% of these shares each month thereafter, subject to acceleration in some instances upon achievement of certain performance goals or changes in control of Versant. Options expire ten years from the date of grant. Options are granted at an exercise price equal to the fair market value of Versant’s common stock, as determined by Versant’s board or directors on the date of grant.

      The 5% and 10% assumed annual rates of stock price appreciation are required by the rules of the SEC and do not reflect Versant’s estimate or projection of future stock price growth. The percentage of total options granted to employees in the last fiscal year is based on options to purchase an aggregate of 1,180,195 shares of common stock granted to Versant employees during fiscal 2003.

	Individual Grants
					Potential Realizable Value At
	Number of	% of Total			Assumed Annual Rates of
	Shares of	Options			Stock Price Appreciation for
	Common Stock	Granted to	Exercise or		Option Term
	Underlying	Employees in	Base Price
Name	Options Granted	Fiscal 2003	Per Share	Expiration Date	5%	10%

Nick Ordon	—	—%	$—	—	$—	$—
Lee McGrath	100,000	8.5%	$0.90	11/25/2012	$56,601	$143,437
Ajay Jain	85,000	7.2%	$0.52	11/19/2012	$27,797	$70,443

Aggregated Option Exercises in Fiscal 2003 and Fiscal Year-End Option Values

      None of the Named Executive Officers exercised any options for Versant common stock during fiscal 2003. The following table shows the number of shares of Versant common stock subject to exercisable and unexercisable stock options held as of October 31, 2003 by each of the Named Executive Officers. Also presented are values of “in-the-money” options, which represent the positive difference between the exercise price of each outstanding stock option and $1.80, the closing price per share of Versant’s common stock on October 31, 2003 on The Nasdaq SmallCap Market.

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-the-Money
	Options at October 31, 2003		Options at October 31, 2003

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Nick Ordon	552,777	22,224	$12,305	$4,445
Lee McGrath	162,953	97,047	34,250	71,500
Ajay Jain	27,972	59,028	33,244	75,556

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

      Versant entered into an agreement on December 3, 1997 with Nick Ordon, its President and Chief Executive Officer, providing that: (i) Mr. Ordon would receive an annual salary of $200,000; (ii) Mr. Ordon would be eligible for a bonus of $125,000 at the end of his first year of employment with Versant based upon the achievement of certain goals and objectives and for an additional bonus of $25,000 if he exceeded those goals and objectives; (iii) Mr. Ordon would be granted an option to purchase 200,000 shares of Versant common stock at a price of $6.5625 per share, which would vest with respect to 25% of the shares on the first anniversary of the date of grant and thereafter for three years at the rate of  1/48th of the shares for each full month that Mr. Ordon rendered services to Versant, such option to expire ten years from the date of grant; (iv) Mr. Ordon would be granted an option to purchase 25,000 shares of Versant common stock at a price of $6.5625 per share, which would vest based upon the achievement of certain goals and objectives in two equal annual increments; (v) in the event Versant was acquired during the term of Mr. Ordon’s employment, 50% of Mr. Ordon’s unvested options outstanding on the date of acquisition would immediately vest; and (vi) Mr. Ordon would receive certain other employee benefits. Pursuant to a letter dated September 24, 2003, Mr. Ordon has confirmed that the merger with Poet will not be considered an “acquisition” under his employment agreement such that there shall be no acceleration of the vesting of his Versant stock options upon consummation of the merger.

Compensation Committee Interlocks and Insider Participation

      The current members of Versant’s Compensation Committee are William Henry Delevati, who has served in that capacity the entire fiscal year, and Daniel Roberts, who has served in this capacity since May 2002. The members of Versant’s Compensation Committee during fiscal 2003 had never been an officer or employee of Versant or any of its subsidiaries. No executive officer of Versant serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the Versant’s board or directors or Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Mr. Daniel Roberts has served as a director of Versant since July 2001. Since March 2000, he has been Executive Vice President of Business Operations and Chief Information Officer of the PMI Group Inc. (PMI) a private mortgage guaranty insurance company, and between December 1997 and March 2000, he was its Senior Vice President and Chief Information Officer. Versant entered into an agreement with PMI in October 2002 for the resale of third-party products for which revenue of approximately $757,000 was recognized in December 2002. Versant received a payment of $1,011,790.91 in October 2002 from PMI in connection with this transaction.

      Except for compensation arrangements described above and the arrangement with PMI, since November 1, 2002, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which Versant was or is to be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer or holder of more than 5% of the common stock of Versant had or will have a direct or indirect material interest.

VERSANT CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL STATEMENTS

      The following selected unaudited pro forma condensed combined consolidated financial information describes the pro forma effect of Versant’s proposed merger with Poet on:

•	Versant’s statements of operations for the year ended October 31, 2003; and

•	Versant’s balance sheet as of October 31, 2003.

      Versant has prepared the selected unaudited pro forma condensed combined consolidated financial information using the purchase method of accounting for the merger. Because the selected unaudited pro forma condensed combined consolidated financial information is based upon Poet’s financial condition and operating results during periods when Poet was not under the control, influence, or management of Versant, the information presented may not be indicative of the results that would have actually occurred had the merger been completed as of November 1, 2002 or October 31, 2003, as appropriate, nor is it indicative of future financial or operating results of the combined entity. Versant expects to incur reorganization and integration expenses and increased operating efficiencies as a result of the merger. The selected unaudited pro forma condensed combined consolidated financial information does not give effect to any synergies that may occur due to the integration of Poet with Versant.

      During 2002, Versant adopted EITF Issue 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred.” Accordingly, in Versant’s historical statement of operations reimbursable expenses are included in revenues and operating expenses.

      The unaudited pro forma condensed combined consolidated financial information should be read together with the historical financial statements of Versant and Poet, and the related notes, contained in this joint proxy statement/ prospectus.

VERSANT CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

STATEMENT OF OPERATIONS
YEAR ENDED OCTOBER 31, 2003

			Pro Forma
	Versant	Poet	Combined

	Year Ended	Twelve Months Ended	Year Ended
	October 31, 2003	September 30, 2003	October 31, 2003

	(In thousands, except per share data)
Revenue:
Product	$9,082	$4,186	$13,268
Services	12,977	2,987	15,964
Cost of revenue:
Cost of product	843	274	1,117
Cost of services	7,323	2,079	9,402
Amortization of intangibles	91	—	91
Total cost of revenue	8,257	2,353	10,610
Gross profit	13,802	4,820	18,622
Operating expenses:
Marketing and sales	7,698	4,274	11,972
Research and development	4,340	3,385	7,725
General and administrative	3,267	1,826	5,093
Stock based compensation	1,209	—	1,209
Restructuring costs	—	59	59
Amortization of deferred stock compensation	—	7	7
Amortization of goodwill	—	—	—
Total operating expenses	16,514	9,551	26,065
Loss from operations	(2,712)	(4,731)	(7,443)
Other income (expense):
Foreign currency translation gain	343	—	343
Interest expense	(2)	(3)	(5)
Interest and other income, net	56	1,311	1,367
Total other income (expense)	397	1,308	1,705
Loss before taxes	(2,315)	(3,423)	(5,738)
Provision for income taxes	74	24	98
Net loss	$(2,389)	$(3,447)	$(5,836)
Net loss per share:
Basic and Diluted	$(0.17)	$(0.32)	$(0.18)
Weighted average shares used in per share calculations:
Basic and Diluted	13,682	10,914	33,040

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

VERSANT CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

BALANCE SHEET
OCTOBER 31, 2003

						Pro Forma
	Versant	Poet				Combined
			Pro Forma Adjustments
	October 31,	Sept. 30,				October 31,
	2003	2003	(1)	(2)	(3)	2003

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$3,311	$9,183	$(1,555)	—	—	$10,939
Accounts receivable, net of allowance for doubtful accounts	4,023	1,802	—	—	—	5,825
Other current assets	623	209	—	—	—	832

Total current assets	7,957	11,194	(1,555)	—	—	17,596
Property and equipment, net	1,232	401	—	—	—	1,633
Other assets	543	939	—	—	—	1,482
Intangibles, net of accumulated amortization	389	—	—	—	—	389
Goodwill	948	—	19,538	—	—	20,486
Total assets	$11,069	$12,534	$17,983	$—	$—	$41,586

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term borrowings	$500	$—	—	—	—	$500
Accounts payable	739	603	—	—	—	1,342
Accrued liabilities	2,148	1,064	—	—	—	3,212
Deferred revenue	3,905	547	—	—	—	4,452
Current portion of long-term obligations	63	—	—	—	—	63

Total current liabilities	7,355	2,214	—	—	—	9,569
Long term liabilities:
Deferred revenue	83	39	—	—	—	122
Deferred rent	309	—	—	—	—	309

Total liabilities	7,747	2,253	—	—	—	10,000
Shareholders’ equity:
Convertible preferred stock	4,912	—	—	(4,912)	—	—
Common stock	55,096	11	28,253	6,582	241	90,182
Additional paid-in capital	—	66,306	(66,306)	—	—	—
Accumulated deficit	(56,708)	(56,859)	56,859	(1,670)	(241)	(58,619)
Accumulated other comprehensive income	22	823	(823)	—	—	22

Total shareholders’ equity	3,322	10,281	17,983	—	—	31,586

Total liabilities and shareholders’ equity	$11,069	$12,534	$17,983	$—	$—	$41,586

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL STATEMENTS

1.     Basis of Presentation

      The unaudited pro forma condensed combined balance sheet is based on the historical balance sheets of Versant and Poet and has been prepared to reflect the acquisition of Poet and incorporate Poet’s balance sheet as of September 30, 2003 and Versant’s balance sheet as of October 31, 2003. The unaudited pro forma condensed combined statements of operations for the year ended October 31, 2003 incorporate Versant’s statement of operations for the year ended October 31, 2003 and Poet’s statement of operations for the twelve months ended September 30, 2003. The pro forma statements of operations give effect to the proposed merger with Poet as if it occurred on November 1, 2002. The unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of operations are presented for informational purposes only and do not purport to be indicative of the financial condition or results of operations that actually would have resulted had the proposed merger with Poet occurred as of the dates indicated. The pro forma financial statements should be read in conjunction with the notes thereto and the consolidated financial statements for Versant and Poet included elsewhere in this joint proxy statement/ prospectus.

      In the merger, Versant has assumed that it will issue approximately 15,416,708 shares of its common stock in exchange for outstanding shares of Poet common stock at an exchange rate of 1.40 shares of Versant common stock for each share of Poet common stock, and Versant has also assumed it will issue stock options representing approximately 1,866,746 shares of Versant common stock in exchange for Poet’s outstanding options at the same exchange ratio. For purposes of the unaudited pro forma condensed combined financial statements, the exchange ratio is 1.40 and the assumed fair value of Versant common stock issued in the merger for purchase accounting purposes is $1.67 per share (the closing price of shares of Versant common stock on September 29, 2003, the date the merger was announced).

      The effect of the merger has been presented using the purchase method of accounting and is preliminary. The final allocation is contingent upon a complete valuation of the purchase price allocation by an independent third party, which is expected to be completed during the second quarter of fiscal 2004. We do not expect these results to have a material impact on the financial statements and do not expect to record any significant intangible assets. Accordingly, the purchase price is pre-allocated to the assets acquired and liabilities assumed based upon management’s preliminary estimates of fair value with any excess purchase price being allocated to goodwill. The preliminary allocation of the purchase price for Poet may be subject to further adjustments as Versant finalizes its allocation of purchase price in accordance with accounting principles generally accepted in the United States.

2.     Pro Forma Balance Sheet Adjustments

      (1) Reflects the assumed issuance of 15,416,708 shares of Versant common stock in exchange for all outstanding shares of Poet common stock and 1,866,746 options to purchase shares of Versant stock issued in exchange for all outstanding Poet stock options.

      (2) Reflects the assumed conversion of 1,313,743 shares of Versant’s outstanding Series A preferred stock into 3,941,229 shares of Versant common stock, valued at approximately $6,582,000. Also reflects the effect on accumulated deficit of the inducement to preferred stockholders of approximately $1,670,000 for the conversion of such shares.

      (3) Reflects the impact on Versant common stock and accumulated deficit of the reduction of the exercise price of Versant common stock warrants from $2.13 to $1.66 per share and the extension of the term of such warrants by one year.

3.     Pro Forma Statement of Operations

      Versant will issue 3,941,229 shares of Versant common stock, valued at approximately $6,582,000, as consideration for the conversion of Versant’s outstanding Series A preferred shares into shares of Versant common stock. Such issuance includes an inducement to preferred stockholders of approximately $1,670,000 for the conversion of such shares. This inducement will be recorded as a one-time charge to earnings and has not been reflected in the unaudited pro forma condensed combined statements of operations.

INFORMATION REGARDING POET

POET’S BUSINESS

Overview

      Poet is a provider of innovative software infrastructure and solutions that allow organizations to efficiently share, manage and manipulate complex data and facilitate effective business-to-business processes and information exchange over the Internet. Poet’s Internet solutions provide its customers with the ability to efficiently create, manage, manipulate and electronically distribute and exchange complex business information such as product catalogs, customer pricing and other related information. Poet’s solutions leverage the Internet as a new means to increase customer relationships, create new electronic sales channels, accelerate and automate business processes and reduce overhead costs. Poet’s object database management system utilizes and supports complex, multidimensional data models, or frameworks within a database for the organization of information elements and their interrelationships, and standard Internet programming languages. Its database system allows Poet’s customers, software vendors and original equipment manufacturers, to build efficient, secure, reliable and high performance applications that are fully integrated, easy to use and cost efficient. Poet’s open systems approach, which works with a variety of development tools, hardware, system software and networks, allows its customers to rapidly develop applications using its database products and customize its Internet solutions for work with a variety of standard application environments and third-party tools without having to make any significant adjustments to their existing internal information technology systems.

The Poet Solution

      Poet is a provider of comprehensive supplier enablement applications for B2B e-commerce. Its catalog solutions product line (X-Solutions and eSupplier Solutions) helps enterprises to establish new business relationships with their partners — suppliers, intermediaries, customers and buying organizations — and to efficiently develop new distribution channels through electronic marketplaces. These applications address the specific requirements of its customers who wish to engage in e-commerce. These requirements include, among others, the creation, management, and aggregation of comprehensive electronic catalogs and tools for sophisticated manipulation, customization and distribution, using the XML standard. Its products thus provide unique business critical solutions for companies looking to utilize XML and the Internet for e-commerce initiatives. Poet’s applications utilize its object database management system but can also be deployed with a relational database system, most notably the Oracle database.

      Poet offers a range of products to address the various customer requirements, from a small footprint hand held device all the way to a multi tier, high availability industrial control system. Its products include FastObjects by Poet, an award-winning object database designed for management of complex data in embedded systems and industrial applications. Its database management system, FastObjects by Poet, together with its database development and administration tools, provides a powerful object data management solution to be integrated in Internet and other software applications and in computer-aided systems, such as medical and industrial automation systems. Its database products uniquely address the needs for a secure, reliable and high performance data management component with a low total cost of ownership for those application types.

      Poet is one of the few software companies that provides both a database that supports XML and applications for storing, manipulating and managing business documents and related processes. Its customers may benefit greatly from the synergies resulting from the combination of its proven object-oriented database management system and these innovative e-commerce applications.

Products

      Poet’s product offerings consist of two customer solutions, Poet catalog solutions product lines and FastObjects by Poet. Its catalog solutions product line provides a tool for businesses to efficiently manage and exchange electronic catalogs over the Internet for electronic purchasing systems such as the Ariba Procure-

ment system, the Commerce One Marketplace System and the SAP Procurement System, among others. Its FastObjects by Poet offering provides companies with an object-oriented database management system that can be embedded as a high performance component into its customers’ applications and systems.

The Poet Catalog Solutions Product Family

      The Poet catalog solutions product line consists of applications that provide a comprehensive electronic catalog system that enables companies of all sizes to seamlessly conduct B2B e-Commerce. These applications provide a turnkey solution to create electronic catalogs from existing internal information systems and databases, to manage the processes to automate customization and distribution and aggregation of these catalogs and to provide advanced search functionality on these catalogs. Traditionally, catalog information has been distributed by paper, phone or email with infrequent updates, often outdated information and no customization for particular customers. Poet believes that its catalog solutions product line has the potential to foster stronger, longer lasting business relationships and, when established, will lead to significantly higher efficiencies and eventually to greater volumes of business. Its catalog solutions offerings include eSupplierLink, eSupplierWeb, eBuyerCatalog, and eSupplierPort and the next generation named x-Buy, x-Sell, and x-Market.

      The Poet catalog solutions product lines provides users with the following benefits:

      Enables Suppliers, Buyers and Electronic Marketplaces to Use the Internet More Efficiently for B2B E-Commerce. E-Commerce typically utilizes traditional electronic data interchange, or EDI, solutions or conventional paper, fax and telephone to provide catalog information to their business customers. EDI is often used over costly private networks primarily by large companies with significant information technology resources. In contrast, Poet’s applications use the Internet as the transport medium and XML as a uniform exchange protocol to provide cost-effective and ubiquitous communication with a wide range of customers.

      Protection of Investment in Existing Information Systems. Many suppliers currently operate internal information systems that contain at least portions of relevant catalog data. However, this data is often stored in proprietary formats inappropriate for electronic distribution, and it would be difficult and expensive to change the existing internal information systems to reformat this data into uniform formats for useful e-commerce. The Poet catalog solutions product line complements existing internal information systems by extracting product and service information from the existing system and by transforming the information into a standard XML format for a generic master catalog. The master catalog can then be extended with Poet’s tools by adding information such as comprehensive descriptions and pictures.

      Automatically Creates Customized Catalogs. The Poet catalog solutions product lines provides an intuitive, user-friendly interface for creating and managing customer catalogs. The applications are capable of mass customization, which allows the creation of customer profiles that are used to maintain information specific to each business customer, such as special pricing, selection of products and required data formats. The customer profiles are used to generate customized catalogs. The catalogs are then transmitted to the business customer and automatically interact with the customer’s own purchasing software via the Internet. Administration of the data exchange is automatic, resulting in a scalable solution that can easily serve hundreds of customer organizations.

      Provides a Platform for Integration with Purchasing Systems. Poet expects that many different and competing XML dialects for catalog data exchange will evolve. The Poet catalog solutions product lines provides a flexible platform architecture that can easily be extended with additional delivery formats. Today, the Poet applications support a range of catalog exchange formats, such as cXML and the Catalog Information Format, or CIF, xCBL, CUP, OCI, BMEcat and eClass. cXML and CIF support the compatibility with the Ariba Operating Resource Management System electronic purchasing system. XCBL and CUP are the exchange formats to connect electronic catalogs to the e-business applications from Commerce One, Inc., a leading provider of electronic marketplace software. BMEcat is a standardized catalog exchange format defined by Germany’s Bundesanstalt fuer Materialwirtschaft (BME). This format is widely used in the German marketplace. OCI, or Open Catalog Interface, is a standardized interface into SAP’s procurement application. Poet plans to develop future versions of the Poet catalog solutions product line with additional functionalities that will make it compatible with other leading electronic purchasing systems.

      Reduces Costs for Catalog Management. Internal information systems are not designed to provide outbound and customized electronic catalog management. The conventional distribution of this information via paper, fax or telephone is slow and expensive, quickly becomes outdated and cannot be customized. The costs for a proprietary electronic data interchange solution are prohibitive for most suppliers. Poet’s applications can reduce costs by automating significant portions of the catalog management process by accelerating the speed of business processes without requiring additional expensive personnel for administration and maintenance. In addition, the Poet catalog solutions product line has the potential to help establish strong business relationships with customers by linking the companies electronically, which may increase business volume.

      Poet began shipping Version 1.0 of its eSupplier Solutions software in September 1999. As of December 31, 2003, it was shipping version 4.9 of its eSupplier Solutions software and Version 1.0 of X-Solutions, next generation of Poet’s catalog solutions product line applications.

      As part of its ongoing strategy, Poet from time to time explores strategic opportunities with third parties in an attempt to achieve profitability. Such opportunities may include the sale or acquisition of a product line or product, joint venture arrangements or partnerships. As of the date of this joint proxy statement/prospectus, Poet has not entered into any such arrangement or agreed upon the primary terms of such an arrangement, but has held discussions with various parties regarding one or more proposed transactions, specifically with respect to its catalog solutions business. If Poet enters into a strategic arrangement with respect to its catalog solutions business, such arrangement may involve relinquishing control of this product line, a significant force reduction, a significant or complete reduction in the economic benefits to be derived from this product line or a combination of each of the foregoing. The impact of such a transaction on the market price of Poet’s common stock is uncertain and could have a materially negative impact on such price.

FastObjects by Poet

      FastObjects by Poet allows software developers to build standard applications that require low to zero database maintenance and administration, high availability, secure access and storage management and high performance. FastObjects by Poet supports powerful programming of complex multidimensional data models, such as those common among Internet applications, without the performance and programming difficulties often experienced with relational databases. Since its introduction in 1991 by a predecessor entity, FastObjects by Poet has been used by Poet’s customers to build high-performance applications in a variety of challenging programming environments where relational databases have been unable to provide adequate functionality. Poet’s customers use FastObjects by Poet as an integrated data management engine for a wide variety of products, systems and applications, including commercial Websites, telecommunications equipment, medical equipment, industrial process control, financial information systems, customer information systems, electronic product documentation to mobile computing applications and XML-based, Internet business applications.

      FastObjects by Poet is currently Poet’s core product and continues to represent the basis of Poet’s present operations. The development of FastObjects by Poet was started in 1989 by a predecessor entity, which began marketing FastObjects by Poet Version 1.0 in 1991. The latest version, FastObjects by Poet 9.5, was released in July 2003. Poet has licensed its software to more than 1,000 independent software vendors, original equipment manufacturers and corporate customers since 1996.

      Poet believes that FastObjects by Poet delivers the following key benefits to its customers who build applications:

      Faster Time to Market. Because data is represented in FastObjects by Poet exactly as it is used by the object-oriented programming languages, such as Java, no translation from other programming languages is necessary. Using an object-oriented database management system such as FastObjects by Poet reduces the application’s total source code, as well as the time to program the source code substantially. To further reduce time to market, FastObjects by Poet eliminates the need to write database conversion programs for application upgrades and new applications accessing existing Poet databases.

      Low Cost of Ownership. Because FastObjects by Poet needs virtually no administration and maintenance after being installed, the product is well suited for applications requiring a database that is integrated into the application and invisible to the end-user. Due to these features, FastObjects by Poet may be used in environments with minimal or no administration, such as applications for mobile computers, telecommunications equipment, medical devices and large volume end-user software applications. In addition, because the low to zero administration feature reduces costs significantly, customers using FastObjects by Poet can build applications for end-user markets in which the ongoing costs of a database administrator would be prohibitive.

      Provides Direct Storage and Management of Complex Data Models Without Additional Programming. FastObjects by Poet provides direct storage of C++, Java and XML data models without requiring the programmer to write additional code to map these models from applications into relational databases. This permits rapid access to and processing of complex data models and facilitates concurrent use of the database as other transactions may freely access other stored objects. As a result of these features, applications can be developed in less time with higher performance and greater reliability and flexibility.

      Low Memory Requirements and High Scalability. The low memory consumption of FastObjects by Poet enables deployment in a wide variety of computing environments, reaching from personal computers and mobile computers to Windows NT and UNIX server environments. FastObjects by Poet can overcome resource limitations associated with laptop computers by scaling down while maintaining the capability to size up to databases on large server systems. Poet is striving to make Poet’s powerful database management systems available to even more limited computing environments such as personal digital assistants, like Palm, Inc.’s Palm device, and has, in a research project conducted together with Ericsson, Inc., developed a Java database with memory requirements as low as one-tenth of Poet’s standard database that can be included in hand-held devices.

      Open Systems Approach. FastObjects by Poet is designed as a platform-independent product capable of working on numerous standard operating systems. FastObjects by Poet is compatible with leading operating systems such as Microsoft Windows, Windriver VxWorks, Sun Solaris, HP-UX and Linux. In addition, FastObjects by Poet is compatible within widely used relational database management systems such as those of Oracle and Microsoft. Poet intends to continue this open platform approach, which allows its customers to easily and rapidly deploy applications on these platforms without modification.

      High Availability. The newer versions of FastObjects by Poet provide sophisticated fail-over mechanisms that allow its customers to deploy their applications into environments where the uninterrupted availability of the database is mission-critical. Poet’s solution complements fault tolerant operating system infrastructures.

      Security. Poet has implemented additional security services for FastObjects by Poet, that allow its customers to encrypt the database storage system and the data transport. Its security services go beyond regular access control and are compatible with emerging regulations, such as 21 CFR Part 11, a regulation issued by the United States Food and Drug administration.

Services

      Poet believes that providing high-quality services is critical to ensuring customer success and satisfaction. Accordingly, it supplements all of its product offerings with technical support and consulting services. Poet offers several levels of support including software updates, telephone technical support, the service of dedicated support engineers, training, and customer specific workshops. Its Consulting Group provides fee-based consulting services designed to allow the seamless integration of its products into the software systems of Poet’s customers. In addition, its Consulting Group undertakes custom development projects for customers by which Poet adds additional and customized features and functionality to its product base. The Support & Maintenance Group provides support for a software product once it has been approved by Poet’s quality control department and has been made commercially available.

      Poet supports customers on a continuous basis through the provision of product information and software patches over its support website. In addition, customers may seek offline support from Poet via e-mail and facsimile.

Customers

      Poet has licensed versions of its products to over 1,000 customers worldwide. Its customers represent a broad spectrum of enterprises within diverse sectors, including technology, telecommunications, publishing, defense, transportation, banking and finance.

      See “Poet’s Consolidated Statements of Operations and Comprehensive Loss” for the detail of Poet’s revenues by product, consulting and training, and support and maintenance. See the Risk Factor “Risks Related to Poet’s Business — The Success Of Poet’s International Operations Is Dependent Upon Many Factors Which Could Adversely Affect Its Ability To Sell Its Products Internationally And Could Affect Its Profitability” for risks and details associated with Poet’s foreign revenues. See Notes to Poet’s Consolidated Financial Statements for additional information on segment information, operations by geographic area and significant customers.

      The following is a representative list of customers from Poet’s customer base who have purchased licenses and/or services from Poet.

      Financial Services and Insurance. Audatex Holdings Ltd, Bankgesellschaft Berlin AG, Bausparkasse Schwabisch Hall AG, DataCard Corporation, Dresdner Bank, Techniker Krankenkasse and HSBC Trinkaus & Burkhardt KgaA.

      Electronic Marketplaces. CPGmarket.com, Eutilia N.V., WestEK, iBX Integrated Business Exchange and Mitsubishi Chemical.

      Software, Technology and Internet. ADDISON Software und Service GmbH, Avisium/ Hubwoo, AOL (formerly CompuServe Incorporated ), Cyra Technologies, Inc., Digital Zone International A/ S, DVG, The ForeFront Group, Inc., Ganymede Software Inc., GSD Software und Datentechnik mbH, Hewlett Packard, IDS Scheer AG, IntelliCorp, Inc., ipro Consulting GmbH, Lernout & Hauspie Speech Products N.V., Mitsubishi Corp., On Center Software, Inc., Pixelpark GmbH, Philips GmbH, Pythia Communication & Computer GmbH, Riverton Software, Saab Systems, Schaefer Shop, Tool S.A. and TurboMed EDV GmbH.

      Telecommunications Equipment and Embedded Systems. AM Communications, Inc., Avaya, Beckman Coulter, Inc., Bosch Telecom GmbH, Deutsche Telekom AG, Echelon Corporation, Ericsson, Inc., Lucent Technologies Network Systems GmbH, Lucent Technologies, Inc., Metrohm AG, Nortel Networks, The Perkin-Elmer Corporation, Rohde & Schwarz International GmbH, U S West, Inc. and Wandel & Golterman, Inc.

      Health Care. Biomèrieux, Immunex and National Board of Medical Examiners.

      Manufacturing. Becton, Dickinson and Company, Benteler, Dai Nippon Printing, Daimler Chrysler AG, International Truck and Engine Corp., Linde, Siemens AG and ThyssenKrupp.

      Other. Airport de Paris, ARINC Incorporated, Axel Springer, EADS (European Aircraft and Defense Systems, formerly DASA), Dassault, Philips, Tradestram, Guilbert and National Simulation Center.

Selling and Marketing

      Poet markets its products primarily through its direct sales force and indirect sales channels. As of December 31, 2003, Poet’s direct sales force consisted of 20 sales representatives and sales support personnel, 3 of whom are based in the U.S. and 17 of whom are based in Europe. It has developed profiles of target customers for each product. Potential customers in each of its sales regions are matched against such profiles and ranked by priority. Poet uses a variety of marketing programs to build market awareness, the Poet brand name, its products and services. Poet’s activities include market research, product and strategy updates with industry analysts, public relations activities, direct mail and relationship marketing programs, seminars, trade shows, speaking engagements of senior management and Website marketing. Poet’s marketing organization also produces marketing materials in support of sales to potential customers including brochures, white papers, presentations and demonstrations.

      In marketing FastObjects by Poet, Poet’s direct sales force focuses on original equipment manufacturers, independent software vendors and large commercial end-users who maintain their own development units, all of whom can integrate its database into their own systems.

      The Poet catalog solution product lines are targeted at small, medium and large supplier organizations, operators of electronic marketplaces, application service providers, and purchasing departments of Fortune 1000 companies. Poet sells its catalog solution product lines directly and via partners.

Research and Development

      Poet has made substantial investments in research and development through both internal development and, to a lesser extent, technology acquisition and external development.

      The strategic importance which Poet places on its research and development is reflected by the size of its Research and Development Group which, as of December 31, 2003, comprised of 26 of Poet’s 75 total employees. Most of its employees in the Research and Development Group have university degrees in either information technology or mathematics. Its Research and Development Group is based entirely in Hamburg, Germany, where the cost of attracting and retaining highly qualified research and development staff is considerably lower than in the United States.

      During the past few years, Poet has increasingly utilized external development resources in Romania through a third party on a time and material basis. These resources are available at substantially lower costs than development resources in Germany and provide Poet with more flexibility in adjusting its resources to changes in the business environment. In fiscal 2002 and the nine months ended September 30, 2003, Poet spent $700,000 and $568,000, respectively, for these resources. As of December 31, 2003, 11 external engineers were working on Poet related development projects.

      Poet’s research and development expenditures, including purchased software, for fiscal 2002, 2001 and 2000 were $3.9 million, $3.9 million and $4.4 million, respectively and for the nine months ended September 30, 2003 was $2.6 million. Poet expects that it will continue to commit significant resources to research and development in the future, especially for the development of Internet-related applications. All research and development expenses have been expensed as incurred.

Competition

      The markets for database and e-commerce software are intensely competitive. Poet’s customers’ requirements and the technology available to satisfy those requirements continually change. Poet expects competition to persist and intensify in the future. Poet’s sources of principal competition include:

•	In-house development efforts by potential customers or partners;

•	Other software vendors that address similar customer needs and that may have a larger market share or greater name recognition and resources than Poet has, including vendors of object-oriented database management systems, such as Progress Software Corporation (which acquired Poet’s competitor eXcelon Inc.) and Objectivity, Inc.;

•	Other content management companies, such as Requisite Technology, Inc., SAQQARA Systems, Inc. and Heiler Software AG; and

•	Potentially, vendors of relational database systems, such as Oracle Corporation, Microsoft Corporation, Sybase, Inc., Pervasive Software, Inc., Progress Software Corporation, IBM, Informix Corporation, and vendors of ERP systems like SAP AG and Oracle Corporation.

      Poet believes that its competitive advantages over these principal sources of competition are as follows:

•	Poet provides faster time to market and lower cost with its ready solutions due to the expense and time required to independently develop object-oriented storage solutions;

•	Poet’s products are easily integrated into other software;

•	Poet’s product architecture provides for optimal performance and scalability;

•	Poet offers discrete solutions for catalog content and management as opposed to competing products that may be offered as part of larger, more expensive products with multiple purposes; and

•	Poet’s object-oriented databases eliminate extra coding and maintenance required by relational databases offered by other vendors.

Proprietary Rights and Licensing

      Poet’s success and ability to compete are dependent upon its ability to develop and maintain the proprietary aspects of its technology and operate without infringing on the proprietary rights of others. Poet relies on a combination of trademark, trade secret and copyright law, as well as contractual restrictions of its customers, partners, employees, management contractors and consultants to protect the proprietary aspects of its technology.

      Poet presently owns the U.S. trademarks “POET,” “FastObjects,” and “eSupplier Solutions”. Poet’s German subsidiary, Poet Software GmbH, owns the trademarks “POET,” “FastObjects,” “Poet X-Solutions,” and “eSupplier Solutions” in Germany, Austria, Netherlands, Luxembourg, Belgium, France, Spain, Italy, Yugoslavia, Switzerland and China. Poet currently owns no patents and has no patent applications. Poet is not dependent on any material licenses from third parties. Poet licenses its software to customers under license agreements that impose restrictions on the licensee’s ability to utilize its software. However, these legal protections afford only limited protection for its technology.

      Despite Poet’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its products or to obtain and use information that Poet regards as proprietary. Poet integrates third-party software into its products. This third-party software may not continue to be available on commercially reasonable terms. Poet licenses the Simba SQL Engine for Open Database Connectivity from Simba Technologies, Inc., as an open database connectivity engine, and it also licenses software called FactFinder by Omikron, which is incorporated into Poet’s catalog solutions product lines in a similar manner. If Poet cannot maintain these third-party software licenses, shipments of its products could be delayed until equivalent software could be developed or licensed and integrated into its products.

Employees

      Poet considers its qualified and highly motivated employees a key factor in its success. Its future success will depend in part on Poet’s ability to attract, retain and motivate highly qualified technical management personnel for whom competition is intense. Approximately half of Poet’s employees hold university degrees. As of December 31, 2003, Poet had a total of 75 employees, 93% of whom are based in Europe.

      From time to time, Poet also employs independent contractors to support its professional services, research and development, and sales and marketing organizations. Its employees are not represented by any collective bargaining unit, and Poet has never experienced a work stoppage. Poet believes its relations with its employees are good.

Additional Information

      Poet’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Exchange Act are available free of charge on Poet’s website at www.poet.com and on the website of the Frankfurt Stock Exchange at www.deutsche-boerse.com, and on website of the SEC at www.sec.gov. In addition, copies of these reports may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549.

Properties

      Poet’s headquarters, as well as the headquarters of its subsidiary Poet Software Corporation, are currently located in a leased facility in Foster City, California, consisting of approximately 1,778 square feet under a one-year lease, which expires in December 2003. Previously, Poet’s headquarters were located in San Mateo, California and consisted of 12,118 square feet under a four-year lease, which was to expire in April 2004. As part of Poet’s restructuring efforts, Poet reached a settlement with its former landlord of the San Mateo property for the lease to terminate on November 30, 2002. Poet paid a lease termination fee of $200,000 as part of the settlement. These expenses have been recorded as part of the restructuring costs during the year ended December 31, 2002.

      Poet’s other primary offices are located in the cities of Hamburg and Munich, Germany and consist of approximately 12,600 and 3,492 square feet, respectively. The Munich lease will expire on December 31, 2007. The Hamburg office lease will expire in March 2006. Its subsidiary, Poet Software GmbH, in which its research and development efforts are based, operates out of these locations. As part of its restructuring efforts, Poet reached a settlement with the landlord of its previous Munich office space for the lease to terminate on December 31, 2002, three years earlier than the December 31, 2005 termination date contained in the lease. Poet paid a lease termination fee of $239,000 (based on the U.S. Dollar/EURO exchange rate at December 31, 2002) as part of the settlement. These expenses have been recorded as part of the restructuring costs during the year ended December  31, 2002. For more detail on the restructuring, please refer to Poet’s consolidated financial statements and notes thereto included elsewhere in this joint proxy statement/ prospectus.

      Poet has closed all of its former sales and support offices except for the ones in Foster City, California and Munich and Hamburg, Germany.

Legal Proceedings

      Poet does not currently have any pending material legal proceedings.

SHARE OWNERSHIP BY POET’S PRINCIPAL STOCKHOLDERS,

MANAGEMENT AND DIRECTORS

      The following table sets forth, as of January 1, 2004, certain information with respect to the beneficial ownership of Poet’s common stock by (i) any person (including any group as that term is used in Section 13(d)(3) of the Exchange Act, known by Poet to be the beneficial owner of more than 5% of Poet’s voting securities, (ii) each director and each nominee for director to Poet, (iii) each of the executive officers of Poet, and (iv) all current executive officers and directors of Poet as a group. The number and percentage of shares beneficially owned are based on the aggregate of 11,011,934 shares of Poet common stock outstanding as of January 1, 2004. Unless otherwise indicated below, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Poet shares of common stock subject to options or warrants or exercisable or convertible within 60 days of January 1, 2004 are deemed to be outstanding and to be beneficially owned by the person holding such options, warrants or convertible securities for the purpose of computing the number and percentage ownership of Poet common stock of such person but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of Poet common stock of any other person.

			Number of
	Number of		Shares of
	Shares of Poet	Percentage of	Versant	Percentage of
	Common Stock	Class Owned	Common Stock	Class Owned
	Owned Before	Before	Owned After	After
Name and Address of Beneficial Owners(1)	the Merger	the Merger	the Merger	the Merger

Robert Helgerth(2)	129,972	1.18%	181,960	*
Dr. Herbert May(3)	31,666	*	44,332	*
Jochen Witte(4)	461,153	4.19%	645,614	1.89%
Dr. Gert Koehler(5)	592,102	5.38%	828,942	2.42%
Ludwig Lutter(6)	26,465	*	37,051	*
All directors and executive officers as a group (5 persons)(7)	1,241,358	11.27%	1,737,901	5.03%
5% stockholders
European Technologies Holding N.V.(8)	1,084,877	9.85%	1,518,827	4.45%
De Biender 5
NL-1852 ED Heiloo, The Netherlands

*	Represents less than 1%

(1)	Unless otherwise indicated, the address of each officer, director or 5% stockholder is c/o POET Holdings, Inc., 1065 E. Hillsdale Blvd., Suite 205, Foster City, California 94404.

(2)	Includes 129,972 shares of Poet common stock subject to options exercisable within 60 days of January 1, 2004.

(3)	Includes 31,666 shares of Poet common stock subject to options exercisable within 60 days of January 1, 2004.

(4)	Includes 55,436 shares of Poet common stock subject to options exercisable within 60 days of January 1, 2004. Includes 108,000 shares of Poet common stock held by Mrs. Witte, Mr. Witte’s wife.

(5)	Comprised of 555,436 shares of Poet common stock held by Köhler Technovision Vermogensverwalrungs KG (Am Eschenhorst 20, 61381 Friedrichsdorf) and includes 36,666 shares of Poet common stock subject to options exercisable within 60 days of January 1, 2004.

(6)	Includes 26,465 shares of Poet common stock subject to options exercisable within 60 days of January 1, 2004.

(7)	Includes 280,205 shares of Poet common stock subject to options exercisable within 60 days of January 1, 2004.

(8)	Mr. Albertus G.J. Lucassen is the sole managing director of European Technologies Holding N.V. and thus may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by European Technologies Holding N.V. Mr. Lucassen disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

EQUITY PLAN COMPENSATION INFORMATION

      The following table sets forth certain information, as of December 31, 2003, concerning shares of Poet common stock authorized for issuance under all of Poet’s equity compensation plans (shares in thousands).

			(c)
			Number of Securities
	(a)		Remaining Available for
	Number of	(b)	Issuance Under Equity
	Securities to be	Weighted Average	Compensation Plans
	Issued Upon	Exercise Price of	(Excluding Securities
	Exercise of Options	Outstanding Options	Reflected in Column(a))

Equity compensation plans approved by stockholders	1,187,921	$5.23	1,836,131 (1)
Equity compensation plans not approved by stockholders	145,469	$1.24	104,531 (2)
Total equity compensation plans	1,333,390	$4.80	1,940,662

(1)	This number includes 411,321 shares of Poet common stock available for issuance under Poet’s 1999 Employee Stock Purchase Plan, 85,000 shares of Poet common stock available for issuance under Poet’s 1999 Director Stock Option Plan and 1,339,810 shares of Poet common stock available for issuance under Poet’s 1995 Stock Option Plan.

(2)	Reflects shares of Poet common stock available for issuance under Poet’s 2001 Nonstatutory Stock Option Plan. Please see the notes to Poet’s consolidated financial statements for a brief description of Poet’s 2001 Nonstatutory Stock Option Plan.

POET’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion on Poet’s financial condition and results of operations should be read in conjunction with the section “Poet Selected Consolidated Financial Data,” the consolidated financial statements and notes thereto included elsewhere in this joint proxy statement/prospectus.

Note Regarding Forward-Looking Statements

      This discussion contains forward-looking statements that relate to future events or future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or “continue” or the negative of such terms or other comparable terminology. These statements are only predictions. Although Poet believes that the expectations reflected in the forward-looking statements are reasonable, Poet cannot guarantee future results, levels of activity, performance or achievements. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks outlined under “Risk Factors” and elsewhere in this joint proxy statement/prospectus. All forward-looking statements included in this document are based on information available to Poet on the date hereof. Poet assumes no obligation to update any such forward-looking statements.

Overview

      From commencement of Poet’s operations in March 1995 through September 2003, its operating activities related primarily to increasing Poet’s research and development capabilities, designing and developing the software products which it is currently selling and staffing its administrative, sales and marketing organizations. Since Poet’s inception, it has incurred significant losses, and as of September 30, 2003, it had an accumulated deficit of $57 million, and for the year ended December 31, 2002, its net loss was $10.6 million, and for the nine months ended September 30, 2003, its net loss was $2.3 million. Poet has not achieved profitability on a quarterly or annual basis. Poet expects to continue to incur significant selling and marketing, product development, professional services and administrative expenses, and as a result, it will need to generate significantly higher revenues to achieve and maintain profitability.

      Poet’s revenues are derived from the sale of software product licenses and professional consulting, training and technical support and maintenance services. The software product license revenue is substantially derived from the sales of the FastObjects by Poet product line, and to a lesser extent, from sales of the Poet catalog solutions product line. Product revenue generated from the FastObjects by Poet product line was $3.1 million and $4.1 million for years ended December 31, 2002 and December 31, 2001, respectively, and for the nine months ended September 30, 2003, was $2.2 million. Product revenue generated from the Poet catalog solutions product line was $1.3 million and $2.3 million for years ended December 31, 2002 and December 31, 2001, respectively, and for the nine months ended September 30, 2003, was $1.0 million.

      Substantially all of Poet’s customers enter into maintenance and support agreements upon the commercial release of each customer’s application that includes licensed Poet products. Since 1996, Poet has had an average renewal rate of maintenance and support contracts of approximately 70%.

      Historically, Poet has been dependent on a few key customers. Although it has been seeking to diversify its customer base and expand net revenues through product offerings, Poet anticipates that its operating results will continue to depend on volume sales to a relatively small number of customers.

      During the quarter ended September 30, 2002, Poet approved and implemented a restructuring plan to reduce its overall workforce, especially with its United States subsidiary, Poet Software Corporation. As part of the plan, Poet switched from selling directly in USA and Canada to indirect sales channels by entering into an exclusive reseller agreement for USA and Canada with FastObjects, Inc. David Guinther, Poet’s former Vice President of North American Field Operations FastObjects, founded FastObjects, Inc. in October 2002. Poet’s subsidiary, Poet Software Corporation, purchased and now holds a 19.9% share of preferred stock for

$300,000 in FastObjects, Inc. Poet also decreased the size of its management team from eight executives on December 31, 2001 to three executives on December 31, 2002. The actions resulted in severance and related costs and facility and equipment costs that totaled $1.8 million for fiscal 2002. As part of the restructuring plan, Poet also reduced its overall workforce by 43% from 139 employees on June 30, 2002 to 80 employees by December 31, 2002. Severance and related costs associated with these reductions totaled $1.1 million. In connection with the downsizing of Poet Software Corporation and reduction in overall workforce, certain facilities leases were terminated and property and equipment sold. Charges relating to lease terminations and sales of property and equipment amounted to $676,000. For more detail on Poet’s restructuring, see notes to Poet’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

      Amortization of deferred stock compensation represents the difference between the exercise price of options granted and the estimated fair market value of the underlying common stock on the date of grant. Poet recorded amortization of deferred stock compensation of $72,000, $227,000 and $444,000 during 2002, 2001, and 2000, respectively. Poet did not record any amortization of deferred stock compensation during the nine months ended September 30, 2003. The amortization expense relates to options awarded to employees in all operating expense categories. Deferred stock compensation was fully amortized as of December 31, 2002.

Comparison of Results for the Years Ended December 31, 2002 and 2001

Total Revenues

      Total revenues decreased 23.8% to $7.5 million in the year ended December 31, 2002, from $9.8 million in the year ended December 31, 2001.

      Product revenue. Poet’s product revenues are comprised primarily of sales of FastObjects by Poet (“FO”) and Poet catalog solutions product lines. Product revenues decreased 31.3% to $4.4 million, or 59.1% of total revenues, for the year ended December 31, 2002, from $6.4 million, or 65.6% of total revenues, in the year ended December 31, 2001. The decrease in product revenues was primarily attributable to a $1 million decrease in revenue from sales of the FO product line and a $0.9 million decrease in revenue from the sale of the Poet catalog solutions product line. The decrease in product revenues was mainly due to weakening economic conditions in the United States and Europe.

      Consulting and training revenues. Consulting and training revenues decreased 12.3% to $1.3 million, or 17.5% of total revenues, in the year ended December 31, 2002, from $1.5 million, or 15.2% of total revenues, in the year ended December 31, 2001. As consulting services are typically sold together with products, the decrease in attributable revenues was primarily due to the decrease in related product sales.

      Support and maintenance revenues. Support and maintenance revenues decreased 7.1% to $1.8 million, or 23.4% of total revenues, in the year ended December 31, 2002, from $1.9 million, or 19.2% of total revenues, in the year ended December 31, 2001. The decrease is primarily attributable to a decrease in related license revenues which in turn is mainly attributable to the assignment of existing support and maintenance contracts of FastObjects customers in October 2002 to Poet’s reseller, FastObjects, Inc.

Cost of Revenues

      Cost of product revenue. Cost of software product revenues increased 59.4% to $443,000 in the year ended December 31, 2002, from $278,000 in the year ended December 31, 2001. Cost of product revenues includes the cost of licensing third-party software incorporated into Poet’s products and the costs of packaging and distributing Poet’s products. As a percentage of product revenues, cost of product revenues increased to 10.0% in the year ended December 31, 2002, from 4.3% in the year ended December 31, 2001. The increase was attributable primarily to an increase in costs related to the catalog solutions product family, which reflects the amortization cost related to the purchase of software incorporated into the catalog solutions product family and the write down of inventory due to inventory obsolescence.

      Cost of consulting and training revenues. Cost of consulting and training revenues remained consistent at $1.3 million for the year ended December 31, 2002, from $1.3 million for the year ended December 31, 2001. As a percentage of consulting and training revenues, cost of consulting and training revenues increased to 97.7% in the year ended December 31, 2002, from 84.9% in the year ended December 31, 2001, due to fixed consulting costs in connection with decreased consulting and training revenues.

      Cost of support and maintenance revenues. Cost of support and maintenance revenues increased 13.1% to $1.4 million for the year ended December 31, 2002, from $1.2 million for the year ended December 31, 2001 as a result of increased personnel and related compensation. As a percentage of support and maintenance revenues, cost of support and maintenance revenues increased to 78.2% in the year ended December 31, 2002, from 64.2% in the year ended December 31, 2001. The increase in cost of support and maintenance revenues as a percentage of support and maintenance revenues was primarily attributable to the decrease in support and maintenance revenues.

Gross Profit

      Gross profit is computed by deducting cost of product revenue, cost of consulting and training revenues, cost of support and maintenance revenues and the related amortization of deferred stock compensation from net revenues.

      Gross profit decreased 37.8% to $4.4 million in the year ended December 31, 2002, from $7.1 million in the year ended December 31, 2001. The decrease in gross profit was primarily attributable to a decrease in total revenues. Gross profit as a percentage of total revenues decreased to 58.7% in the year ended December 31, 2002, from 71.9% in the year ended December 31, 2001. The decrease in gross profit percentage was primarily due to a decrease in total revenues.

Operating Expenses

      Selling and marketing. Selling and marketing expenses decreased 43.2% to $7.3 million in the year ended December 31, 2002, from $12.8 million in the year ended December 31, 2001. The decrease was primarily attributable to (a) a significant reduction of personnel and related expenses as part of Poet’s restructuring efforts in the second half of fiscal 2002 and (b) a decrease in spending on marketing programs.

      Research and development. Research and development expenses remained basically unchanged and increased 0.9% to $3.9 million in the year ended December 31, 2002, from $3.9 million in the year ended December 31, 2001.

      General and administrative. General and administrative expenses decreased 27.0% to $2.4 million in the year ended December 31, 2002, from $3.3 million in the year ended December 31, 2001. The decrease was primarily attributable to the decrease in workforce.

      Restructuring costs. During the quarter ended September 30, 2002, Poet approved and implemented a plan to reduce its overall workforce and to downsize its United States subsidiary, Poet Software Corporation. These actions resulted in severance and related costs and facility and equipment costs that totaled $1.8 million for fiscal 2002.

      Amortization of deferred stock compensation. This represents the difference between the exercise price of options granted and the estimated fair market value of the underlying common stock on the date of grant. Poet recorded deferred compensation within stockholders’ equity of $1.6 million through December 31, 2002. Poet recorded amortization of deferred compensation of $72,000 and $227,000 during 2002 and 2001, respectively. The deferred stock compensation was fully amortized as of December 31, 2002.

      Total other income (expense), net. Other income, net decreased 49.6% to income of $608,000 in the year ended December 31, 2002, from other income, net $1.2 million in the year ended December 31, 2001. The decrease in other income, net was primarily attributable to a decrease in interest income as a result of lower average cash and equivalent balances in the fiscal year ended December 31, 2002, as well as the overall decrease in interest rates on investment balances.

Comparison of Results for the Years Ended December 31, 2001 and 2000

Total Revenues

      Total revenues decreased 19.8% to $9.8 million in the year ended December 31, 2001, from $12.2 million in the year ended December 31, 2000.

      Product revenue. Poet’s product revenues are comprised primarily of sales of the FastObjects by Poet (“FO”) and Poet catalog solutions product lines. Product revenues decreased 29.4% to $6.4 million, or 65.6% of total revenues, for the year ended December 31, 2001, from $9.1 million, or 74.5% of total revenues, in the year ended December 31, 2000. The decrease in product revenues was primarily attributable to a $2.2 million decrease in revenue from sales of the FO product line and a $0.7 million decrease in the Poet Content Management Suite (CMS) product line. The decrease in revenues generated by the FO product line was primarily due to weakening economic conditions in the United States and Europe compounded by the events of September 11, 2001. The decrease in revenues generated by the CMS product line was primarily attributable to Poet’s decision to cease development and promotion of the product midway through fiscal year 2000. Poet subsequently sold the CMS product line in September 2000.

      Consulting and training revenues. Consulting and training revenues increased 9.9% to $1.5 million, or 15.2% of total revenues, in the year ended December 31, 2001, from $1.4 million, or 11.1% of total revenues, in the year ended December 31, 2000. The increase in consulting and training revenues was primarily attributable to consulting services performed in relation to the catalog solutions product line in 2001 that did not occur in 2000.

      Support and maintenance revenues. Support and maintenance revenues increased 7.3% to $1.9 million, or 19.2% of total revenues, in the year ended December 31, 2001, from $1.8 million, or 14.4% of total revenues, in the year ended December 31, 2000. The increase was primarily attributable to an increase in the overall number of support and maintenance customers.

Cost of Revenues

      Cost of product revenue. Cost of software product revenues decreased 18.0% to $278,000 in the year ended December 31, 2001 from $339,000 in the year ended December 31, 2000. The decrease was primarily attributable to decreased license fees. As a percentage of product revenues, cost of product revenues increased to 4.3% in the year ended December 31, 2001, from 3.7% in the year ended December 31, 2000. The percentage increase was primarily due to Poet’s fixed product costs in connection with decreased license fees.

      Cost of consulting and training revenues. Cost of consulting and training revenues increased 6.1% to $1.3 million for the year ended December 31, 2001, from $1.2 million for the year ended December 31, 2000 as a result of increased consulting and training revenues. As a percentage of consulting and training revenues, cost of consulting and training revenues decreased to 85% in the year ended December 31, 2001, from 88.0% in the year ended December 31, 2000, due to higher utilization of consulting and training personnel.

      Cost of support and maintenance revenues. Cost of support and maintenance revenues decreased 6.1% to $1.2 million for the year ended December 31, 2001, from $1.3 million for the year ended December 31, 2000 as a result of decreased personnel and related compensation. As a percentage of support and maintenance revenues, cost of support and maintenance revenues decreased to 64.2% in the year ended December 31, 2001, from 73.4% in the year ended December 31, 2000. The decrease in cost of support and maintenance revenues as a percentage of support and maintenance revenues was primarily attributable to the decrease in personnel and related compensation in conjunction with an increase in support and maintenance revenue.

Gross Profit

      Gross profit decreased 25% to $7.1 million in the year ended December 31, 2001, from $9.4 million in the year ended December 31, 2000. The decrease in gross profit was primarily attributable to a decrease in product revenues, which generate a higher profit margin than service revenues. Gross profit as a percentage of total revenues decreased to 71.9% in the year ended December 31, 2001, from 76.9% in the year ended December 31, 2000. The decrease in gross profit percentage was primarily due to a decrease in product revenue.

Operating Expenses

      Selling and marketing. Selling and marketing expenses decreased 2.2% to $12.8 million in the year ended December 31, 2001, from $13.1 million in the year ended December 31, 2000. The decrease was primarily attributable to a decrease of $0.7 million in marketing expenses partially offset by an increase in sales expenses of $0.4 million. The increase in the selling related expenses was primarily attributable to an increase in sales personnel and related compensation for the first six months of fiscal 2001, partially offset by a decrease in sales personnel and related compensation in the last six months of fiscal 2001. The decrease in marketing expenses was primarily attributable to a decrease in spending on marketing programs.

      Research and development. Research and development expenses decreased 12.3% to $3.9 million in the year ended December 31, 2001, from $4.4 million in the year ended December 31, 2000. The decrease in research and development expenses resulted primarily from a decrease in the number of outside consultants hired to perform research and development.

      General and administrative. General and administrative expenses decreased 9.9% to $3.3 million in the year ended December 31, 2001, from $3.6 million in the year ended December 31, 2000. The decrease was primarily attributable to a decrease in fees paid to outside professional service providers.

      Amortization of deferred stock compensation. This represents the difference between the exercise price of options granted and the estimated fair market value of the underlying common stock on the date of grant. The amortization of deferred stock compensation decreased to $227,000 during 2001 from $444,000 in 2000.

      Total other income (expense), net. Other income, net decreased 51% to income of $1.2 million in the year ended December 31, 2001, from income of $2.4 million in the year ended December 31, 2000. The decrease in income was primarily attributable to a decrease in interest income as a result of lower average cash and equivalent balances in the fiscal year ended December 31, 2001, as well as the overall decrease in interest rates on investment balances.

Comparison of Results for the Quarter Ended September 30, 2003 to the Quarter Ended September 30, 2002

Total Revenues

      Total revenues increased 15% from $1.7 million for the quarter ended September 30, 2002 to $2.0 million for the quarter ended September 30, 2003.

      Product revenue. Product revenues increased 36% from $830,000 for the quarter ended September 30, 2002 to $1.1 million for the quarter ended September 30, 2003. The increase in product revenues was due primarily to low product revenues in the quarter ended September 30, 2002, in which most of Poet’s restructuring activities including the outsourcing of the database business to FastObjects, Inc. were implemented.

      Consulting and training revenues. Consulting and training revenues decreased 2% from $392,000 for the quarter ended September 30, 2002 to $386,000 for the quarter ended September 30, 2003.

      Support and maintenance revenues. Support and maintenance revenues decreased 9% from $483,000 for the quarter ended September 30, 2002 to $440,000 for the quarter ended September 30, 2003. The decrease in support and maintenance revenues was primarily due to downsizing of Poet’s US operations and outsourcing of Poet’s FastObjects activities to FastObjects, Inc. as part of the restructuring efforts in the third quarter of 2002.

Cost of Revenues

      Cost of product revenue. Cost of product revenues decreased 62% from $143,000 in the quarter ended September 30, 2002 to $55,000 in the quarter ended September 30, 2003. Cost of product revenues includes the cost of licensing third-party software incorporated into Poet’s products and the costs of packaging and distributing Poet’s products. The decrease was attributable primarily to a decrease in amortization expenses for software purchased and incorporated into the catalog solutions product line. As a result of the higher product revenues and the lower product expenses the gross margin for product increased to 95% in the quarter ended September 30, 2003 as compared with 83% in the quarter ended September 30, 2002.

      Cost of consulting and training revenues. Cost of consulting and training revenues decreased 3% from $288,000 in the quarter ended September 30, 2002 to $279,000 in the quarter ended September 30, 2003. This decrease was attributable primarily to the decrease in personnel and related expenses resulting from Poet’s restructuring activities in 2002. The gross margin for consulting and training increased to 28% in the quarter ended September 30, 2003 from 27% in the quarter ended September 30, 2002.

      Cost of support and maintenance revenues. Cost of support and maintenance revenues decreased 40% from $343,000 in the quarter ended September 30, 2002 to $205,000 in the quarter ended September 30, 2003. The decrease was attributable primarily to the outsourcing of Poet’s US support and maintenance of the FastObjects product line to FastObjects, Inc., Poet’s exclusive reseller for the USA and Canada, as part of the restructuring activities in 2002. The gross margin for support and maintenance increased to 53% in the quarter ended September 30, 2003 from 29% in the quarter ended September 30, 2002 primarily as a result of the decrease in expenses resulting from the outsourcing to FastObjects, Inc. and higher support and maintenance revenues from Poet’s catalog solutions product line.

Operating Expenses

      Selling and marketing. Selling and marketing expenses decreased 39% from $1.7 million in the quarter ended September 30, 2002 to $1.1 million in the quarter ended September 30, 2002. Selling and marketing expenses decreased primarily due to a significant reduction in headcount of Poet’s sales and marketing team as part of the restructuring efforts in 2002.

      Research and development. Research and development expenses decreased 25% from $1.1 million in the quarter ended September 30, 2002 to $801,000 in the quarter ended September 30, 2003. This decrease was attributable primarily to the reduction in headcount of Poet’s R&D team as part of the restructuring efforts in 2002.

      General and administrative. General and administrative expenses increased 19% from $586,000 in the quarter ended September 30, 2002 to $695,000 in the quarter ended September 30, 2003. This increase was attributable primarily to the expenses related to the proposed merger with Versant totaling $317,000 in the quarter ended September 30, 2003.

      Total other income (expense), net. Other income, net increased 275% from $30,000 in the quarter ended September 30, 2002 to $110,000 in the quarter ended September 30, 2003. The increase was attributable primarily to unrealized gains from investments denominated in EURO resulting from the increase in value of the EURO versus the US-$ partially offset by lower interest income earned on lower cash and equivalents and investment balances in the quarter ended September 30, 2003 as compared to the quarter ended September 30, 2002, as well as the overall decrease in interest rates on cash and equivalents.

Comparison of Results for Nine Months Ended September 30, 2003 to the Nine Months Ended September 30, 2002

Total Revenues

      Total revenues decreased 5% from $5.8 million for the nine months ended September 30, 2002 to $5.5 million for the nine months ended September 30, 2003.

      Product revenue. Product revenues decreased 7% from $3.5 million for the nine months ended September 30, 2002 to $3.2 million for the nine months ended September 30, 2003. The decrease in product revenues was due primarily to the outsourcing of the database business to FastObjects, Inc. as part of the restructuring activities implemented in the second half of 2002 and weak overall economic conditions in the United States and Europe.

      Consulting and training revenues. Consulting and training revenues increased 22% from $1.0 million for the nine months ended September 30, 2002 to $1.2 million for the nine months ended September 30, 2003. The increase in consulting and training revenues was due primarily to an increase in consulting services performed in relation to Poet’s catalog solutions product line in the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002.

      Support and maintenance revenues. Support and maintenance revenues decreased 21% from $1.4 million for the nine months ended September 30, 2002 to $1.1 million for the nine months ended September 30, 2003. The decrease in support and maintenance revenues was primarily due to the decrease in overall product revenues and to the restructuring activities implemented in the second half of 2002.

Cost of Revenues

      Cost of product revenue. Cost of product revenues decreased 44% from $383,000 in the nine months ended September 30, 2002 to $214,000 in the nine months ended September 30, 2003. Cost of product revenues includes the cost of licensing third-party software incorporated into Poet’s products and the costs of packaging and distributing the products. The decrease was attributable primarily to a decrease in amortization expenses for software purchased and incorporated into Poet’s catalog solutions product line. The gross margin for product increased to 93% in the nine months ended September 30, 2003 compared with 89% in the nine months ended September 30, 2002 primarily due to the lower cost of product revenues.

      Cost of consulting and training revenues. Cost of consulting and training revenues decreased 9% from $967,000 in the nine months ended September 30, 2002 to $879,000 in the nine months ended September 30, 2003. This decrease was attributable primarily to the decrease in personnel and related expenses resulting from the restructuring activities in 2002. The gross margin for consulting and training increased to 27% in the nine months ended September 30, 2003 from 2% in the nine months ended September 30, 2002, primarily as a result of higher utilization of consulting and training personnel and the increase in consulting and training revenues.

      Cost of support and maintenance revenues. Cost of support and maintenance revenues decreased 44% from $1.1 million in the nine months ended September 30, 2002 to $613,000 in the nine months ended September 30, 2003. The decrease was attributable primarily to the outsourcing of Poet’s US support and maintenance of the FastObjects product line to FastObjects, Inc., Poet’s exclusive reseller for the USA and Canada, as part of the restructuring activities in 2002. The gross margin for support and maintenance increased to 44% in the nine months ended September 30, 2003 from 21% in the nine months ended September 30, 2002 primarily as a result of the decrease in expenses resulting from the outsourcing to FastObjects, Inc.

Operating Expenses

      Selling and marketing. Selling and marketing expenses decreased 48% from $6.2 million in the nine months ended September 30, 2002 to $3.2 million in the nine months ended September 30, 2003. Selling and marketing expenses decreased primarily due to a significant reduction in headcount of Poet’s sales and marketing team as part of the restructuring efforts in 2002.

      Research and development. Research and development expenses decreased 18% from $3.1 million in the nine months ended September 30, 2002 to $2.6 million in the nine months ended September 30, 2003. This decrease was attributable primarily to the reduction in headcount of Poet’s R&D team as part of the restructuring efforts in 2002.

      General and administrative. General and administrative expenses decreased 29% from $2.0 million in the nine months ended September 30, 2002 to $1.4 million in the nine months ended September 30, 2003. This decrease was attributable primarily to the reduction in headcount of Poet’s G&A team as part of the restructuring efforts in 2002.

      Total other income (expense), net. Other income, net increased 213% from $330,000 in the nine months ended September 30, 2002 to $1.0 million in the nine months ended September 30, 2003. The increase was attributable primarily to the increase in value of the EURO versus the US dollar partially offset by lower interest income earned on lower cash and equivalents and investment balances in the nine months ended September 30, 2003 as compared to the nine months ended September 30, 2002, as well as the overall decrease in interest rates on cash and equivalents.

Liquidity and Capital Resources

      Since inception, Poet’s operations have been primarily financed through private sales of redeemable convertible preferred stock and from Poet’s initial public offering, resulting in net proceeds of $16.4 million and $41.5 million, respectively. To a lesser extent, Poet has also financed its operations through a convertible note financing and lending arrangements in the aggregate amount of $6.3 million.

      As of September 30, 2003, Poet had $9.2 million in cash and equivalents and $9.0 million in working capital. As of December 31, 2002, Poet had $9.1 million in cash and equivalents, $3.0 million in short term investments and $11.0 million in working capital. As of December 31, 2001, Poet had $10.9 million in cash and equivalents, $10.9 million in short term investments, and $21.2 million in working capital. The decrease in working capital was primarily due to operational expenditures.

      Net cash used in operating activities was $2.6 million for the nine months ended September 30, 2003 and $8.2 million for the nine months ended September 30, 2002. Net cash used in operating activities was $9.3 million in 2002, $10.9 million in 2001 and $10.3 million in 2000. Net cash used in operating activities in each period primarily reflects the net losses in each period. Net cash used in operating activities in the nine months ended September 30, 2003 primarily reflects the net loss in such period and the decrease in liabilities and accounts receivable, partially offset by an increase in other assets and deferred revenues. Net cash used in operating activities in 2002 primarily reflects the net loss (less non-cash expenses) in such period and the increase in accounts payable and accrued liabilities, the decrease in accounts receivable partially offset by the decrease in deferred revenues. Net cash used in operating activities in 2001 primarily reflects the net loss (less non-cash expenses) in such period and the decrease in accounts receivable. Net cash used in operating activities in 2000 primarily reflects the net loss (less non-cash expenses) in such period and the increase in accounts receivable.

      Net cash provided from investing activities was $2.5 million for the nine months ended September 30, 2003 and $4.4 million for the nine months ended September 30, 2002. Net cash provided by investing activities was $7.5 million in 2002 and $3.2 million in 2001 and net cash used in investing activities was $6.5 million in 2000. Investing activities includes fixed asset acquisitions of $150,000, $218,000, $555,000 and $1.3 million during the nine months ended September 30, 2003, and the fiscal years 2002, 2001 and 2000, respectively. Also included in investing activities was the net maturity of short and long-term investments of $3.0 million during the nine months ended September 30, 2003, $8.2 million during 2002, $3.8 million during 2001 and $5.1 million during 2000. In addition, in 2002 Poet invested $300,000 in FastObjects, Inc. and another $157,000 to acquire a minority stake in a privately held German company. For more information on FastObjects, Inc. and Poet’s investment see the notes to Poet’s consolidated financial statements.

      Net cash provided by financing activities was $54,000 for the nine months ended September 30, 2003 and net cash used $50,000 for the nine months ended September 30, 2002. Net cash used in financing activities was $35,000 in 2002, $117,000 in 2001 and provided was $455,000 in 2000. Poet’s financing activities for the nine months periods ended September 30, 2003 provided cash primarily through the issuance of common stock and the financing of capitalized leases. Poet’s financing activities in fiscal years 2002 and 2001 used cash primarily to repay debt and provided cash primarily through the issuance of common stock issued under Poet’s stock plans. Poet’s financing activities in fiscal 2000 provided cash primarily through the issuance of common stock upon exercise of stock options.

      In June 2000, Poet entered into an unsecured note agreement loaning 2.5 million EUROs (approximately $2,356,000 based upon the U.S. dollar/ EURO exchange rate on December 31, 2000) to a service provider. The loan was due on December 31, 2000. In November 2000, the note agreement was amended calling for an immediate interest payment of 230,000 DM ($111,000 based upon the U.S. dollar/ German Deutsche Mark exchange rate on December 31, 2000) and for the payment of the principal in full by the end of December 2000. The note was paid in full in December 2000.

      Capital expenditures were $150,000, $218,000, $555,000, and $1.3 million for the nine months ended September 30, 2003, and the fiscal years 2002, 2001 and 2000, respectively. Poet’s capital expenditures consisted primarily of purchases of operating resources to manage Poet’s operations, including property, furniture, and equipment.

      In 1997, Poet’s subsidiary Poet Software GmbH entered into a loan agreement with IKB Deutsche Industriebank in the amount of EURO 767,000 ($804,000 based on the U.S. Dollar/ EURO exchange rate at December 31, 2002). The note matured on June 15, 2002. The principal balance of the IKB Deutsche Industriebank AG loan at December 31, 2001 of EURO 64,000 ($57,000 based on the U.S. Dollar/ German Deutsche Mark exchange rate at December 31, 2001) and all related interest was paid in full in February 2002. The guarantee that had been given to secure this loan was returned in June 2002.

      Poet also had non-cancelable operating leases for office space, and to a lesser extent, equipment and automobiles of $1.5 million at September 30, 2003 that are payable through 2007.

      Poet expects to incur significant operating expenses, particularly selling and marketing and research and development expenses, for the foreseeable future in order to execute its business plan. It anticipates that such operating expenses will constitute a material use of its cash resources. As a result, net cash flows will depend heavily on the level of future sales and Poet’s ability to manage operating expenses. Although management is of the opinion that Poet’s cash resources together with Poet’s anticipated cash flows from operations will be sufficient to meet Poet’s working capital requirements for at least the next 12 months, changes in customer demand may cause unanticipated fluctuations in Poet’s cash resources. See Poet’s Notes to Consolidated Financial Statements for additional information on Poet’s cash and equivalents and investments.

Summary Disclosures About Contractual Obligations and Commercial Commitments

      The following summarizes Poet’s contractual obligations at September 30, 2003, and the effect such obligations are expected to have on Poet’s liquidity and cash flow in future periods:

		Less than	1-3	4-5
Contractual Cash Obligations	Total	1 Year	Years	Years

	(In thousands)
Operating leases	1,188	456	625	107
Capitalized leases	77	31	46	0

Total Contractual Cash Obligations	$1,265	$487	$671	$107

Critical Accounting Policies

      Poet’s discussion and analysis of financial condition and results of operations are based upon Poet’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, Poet evaluates its estimates, including those related to revenue recognition, sales warranties and allowance for doubtful accounts, long-lived assets, income taxes, and contingencies. It bases estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, the actual results could differ from those estimates.

      Poet believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of Poet’s consolidated financial statements.

Revenue Recognition

      Poet’s revenue recognition policy is significant because its revenue is a key component of its results of operations. In addition, Poet’s revenue recognition determines the timing of certain expenses, such as commissions and royalties. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause Poet’s operating results to vary significantly from quarter to quarter. Poet’s revenue recognition policy is consistent with Statement of Position No. 97-2, as amended. License revenues are comprised of fees for Poet’s software products. Revenue from license fees is recognized when an agreement has been signed, delivery of the product has occurred, no significant company obligations remain, the fee is fixed or determinable, collectibility is probable and vendor-specific objective evidence exists to allocate a portion of the total fee to any undelivered elements of the arrangement. For electronic delivery, the software is considered to have been delivered when Poet has provided the customer with the access codes that allow for immediate possession of the software. If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected.

Allowance for Doubtful Accounts

      Poet records an allowance for doubtful accounts for all specific receivables that it judges to be unlikely for collection. It also records an additional allowance for doubtful accounts based on size and age of all receivable balances against which it has not established a specific reserve. It periodically reviews these allowances, analyzing each customer’s payment history and information regarding customer’s creditworthiness known to Poet.

Restructuring Activities

      Beginning in the third quarter of 2002, Poet undertook significant restructuring initiatives that have required it to develop formalized plans for downscaling its North American operations. These plans require it to utilize significant estimates related to expenses for severance and outplacement costs, lease cancellations, long-term asset write downs, and other restructuring costs. Given the significance of, and the timing of the execution of such activities, this process is complex and involves periodic reassessments of estimates made at the time of the original plans. The accounting for restructuring costs and asset impairments requires Poet to record provisions and charges when it has a formal and committed plan. Poet’s policies require it to continually evaluate the adequacy of the remaining liabilities under its restructuring initiatives. As Poet continues to evaluate the business, there may be additional charges for new restructuring activities as well as changes in estimates to amounts previously recorded.

Income Taxes

      Poet has a history of operating losses. These losses generated a sizable net operating loss carry-forward in excess of $28.6 million as of December 31, 2002. Generally accepted accounting principles in the United States of America require that Poet record a valuation allowance against the deferred tax asset associated with this net operating loss carry-forward if it is “more likely than not” that it will not be able to utilize it to offset future taxes. Due to the size of the net operating loss carry-forward in relation to Poet’s history of unprofitable operations, it has a full valuation allowance against this net deferred tax asset. Poet currently provides for income taxes only to the extent that it expects to pay cash taxes (primarily state taxes and minimum taxes). It is possible, however, that Poet could be profitable in the future at levels which cause management to conclude that it is more likely than not that it will utilize all or a portion of the net operating loss carry-forward. Upon reaching such a conclusion, it would immediately reduce its valuation allowance to reflect the estimated net realizable value of the deferred tax asset at that time and would then provide for income taxes at a rate equal the relevant current local tax rates rather than the 0% rate currently being used. Subsequent revisions to the estimated net realizable value of the deferred tax asset could cause the provision for income taxes to vary significantly from period to period, although Poet’s cash tax payments would remain unaffected until the benefit of the net operating loss carry-forward is utilized.

      The above listing is not intended to be a comprehensive list of all of Poet’s accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP, with no need for management’s judgment in their application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result. See Poet’s audited consolidated financial statements and notes thereto included elsewhere in this joint proxy statement/prospectus which contain accounting policies and other disclosures required by GAAP.

POET’S MANAGEMENT

Directors and Executive Officers of Poet (who will serve as a director or an executive officer of Versant or of Poet, as the surviving corporation, after the consummation of the merger)

      Jochen Witte is a co-founder of Poet and has served as its Chief Executive Officer and director since September 2002. Effective upon the merger, it is currently anticipated that Mr. Witte will be elected to the board of directors of Versant and become the President of European Operation of Versant. Before serving as Poet’s Chief Executive Officer, Mr. Witte served as Poet’s Chief Financial Officer since commencement of operations in 1995 and as its Executive Vice President of European Operations since July 1999. From March 1995 to July 1999, Mr. Witte also served as one of Poet’s directors. Mr. Witte holds a Master of Science in Business Administration from the Technical University in Berlin, Germany.

      Dr. Herbert May joined the board of directors of Poet in November 2000 and has served as Chairman of the board of directors of Poet since September 2002. In addition, Dr. May serves as a member of both the audit committee and the compensation committee of Poet. Effective upon the merger, it is currently anticipated that Dr. May will be elected to the board of directors of Versant. Dr. May has held several leading positions at Alcatel in both Stuttgart and Paris. His last position at Alcatel was Head of the Office Communication Division. In 1994, Dr. May, acting in the position of Spokesman for the Management Board, took a leading role in establishing DeTeSystems in Frankfurt. In 1995, he was appointed to the Board of Deutsche Telekom AG, where he was responsible for large business customers, multimedia and systems solutions. Today, Dr. May manages his own consulting and investment company and is a member of the advisory boards of several IT and Multimedia companies.

      Robert Helgerth has served as Poet’s Vice President of Field Operations eSupplier Solutions worldwide since September 2002 and for Europe at Poet’s subsidiary Poet Software GmbH since November 1999. From November 1994 to October 1999, Mr. Helgerth served as Director of the Commercial PC group for Compaq Computer GmbH. Prior to that, Mr. Helgerth was Sales Director for Sequent Germany GmbH, a member of the executive team at Dataplan and Field Office Manager and Sales Representative of Nixdorf Computer.

      Ludwig Lutter has served as Chief Financial Officer of Poet since September 2002 and General Manager of its German subsidiary, Poet Software GmbH, since December 12, 1997. Prior to that, Mr. Lutter served in public accounting and tax consulting for KPMG and other public accounting firms. Mr. Lutter holds a Bachelor Degree of Science in Business Administration from the University of Texas.

EXECUTIVE COMPENSATION

      The following Summary Compensation Table sets forth certain information regarding the compensation of Jochen Witte, Herbert May, Robert Helgerth and Ludwig Lutter for services rendered in all capacities to Poet in the fiscal years ended December 31, 2003, 2002 and 2001.

SUMMARY COMPENSATION TABLE

					Long-Term
					Compensation
					Awards

		Annual Compensation			All Other
					Securities	All Other
	Fiscal	Salary		Bonus	Underlying	Compensation
Name and Principal Positions	Year	($)(a)		($)	Options(#)	($)(a)

Jochen Witte	2003	225,565	(c)	0	100,000	8,454	(b)
President, Chief Executive Officer and	2002	171,511	(d)	0	70,000	7,085	(b)
Director	2001	125,481	(e)	0	30,000	6,494	(b)
Herbert May	2003	38,235		0	0	0
Chairman of the Board of Directors	2002	0	(f)	0	50,000	0
	2001	0	(f)	0	10,000	0
Robert Helgerth	2003	245,312	(g)	0	100,000	8,620	(l)
Vice President of Field Operations	2002	168,754	(h)	0	30,000	9,522	(l)
eSupplier Solutions	2001	160,411	(i)	0	70,000	7,584	(l)
Ludwig Lutter	2003	182,693	(j)	0	100,000	12,970	(l)
Chief Financial Officer	2002	111,480	(k)	0	65,000	10,870	(l)
	2001	83,124		0	3,500	6,606	(l)

(a)	Such amounts include U.S. dollar amounts converted from euro based on an exchange rate of EURO 0.89 to the dollar, the average exchange rate for 2003, Deutsche Mark based on an exchange rate of EURO 1.00 to the dollar, the average exchange rate for 2002, an exchange rate of DM2.18 to the dollar, the average exchange rate for 2001.

(b)	Represents the dollar value of the benefit to the executive officer for the company-sponsored automobile and of the remainder of a premium paid by Poet for term life insurance.

(c)	Includes $64,570 earned as commissions.

(d)	Includes $38,899 earned as commissions.

(e)	Includes $23,270 earned as commissions.

(f)	Directors of Poet prior to fiscal 2003 were compensated with stock options only.

(g)	Includes $42,890 earned as commissions.

(h)	Includes $27,044 earned as commissions.

(i)	Includes $38,851 earned as commissions.

(j)	Includes $47,545 earned as commissions.

(k)	Includes $17,152 earned as commissions.

(l)	Represents the dollar value of the benefit to the executive officer for a company-sponsored automobile.

Option Grants in Last Fiscal Year

      The following table sets forth information with respect to stock options granted to each of Jochen Witte, Herbert May, Robert Helgerth and Ludwig Lutter during the fiscal year ended December 31, 2003. These options were granted under Poet’s 1995 Stock Plan and Poet’s 1999 Directors Stock Option Plan and have a term of 10 years, subject to earlier termination in the event the optionees’ services to Poet cease. In accordance with the rules of the SEC, also shown below is the potential realizable value over the term of the option, the period from the grant date to the expiration date, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These amounts are based on assumed rates of appreciation and do not represent Poet’s estimate of its future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of Poet’s common stock.

OPTION GRANTS IN LAST FISCAL YEAR

					Potential Realizable Value
		Percent of			at Assumed Rates of Stock
	Number of	Total Options			Appreciation of Option
	Securities	Granted to	Exercise		Term(3)
	Underlying	Employees	Price	Expiration
Name	Options	During Period(1)	($/Share)(2)	Date	5%	10%

Herbert May	—	—	—	—	—	—
Jochen Witte	100,000	24.6%	0.62	3/24/2013	38,991.47	98,812.03
Jochen Witte(4)	1,000	0.2%	0.99	1/20/2013	622.61	1,577.81
Robert Helgerth	100,000	24.6%	0.62	3/24/2013	38,991.47	98,812.03
Ludwig Lutter	100,000	24.6%	0.62	3/24/2013	38,991.47	98,812.03

(1)	Based on an aggregate of 406,000 Poet options granted under Poet’s 1995 Stock Plan during the fiscal year ended December 31, 2003, to employees of and consultants to Poet, including the named executive officers and directors.

(2)	Options were granted at an exercise price equal to the fair market value of Poet’s common stock, as determined by reference to the closing price reported on the Frankfurt Stock Exchange on the date of grant.

(3)	Potential realizable values are (i) net of exercise price before taxes, (ii) based on the assumption that the common stock of Poet appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the ten-year option term, (iii) based on the assumption that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price and converted from EUROS to U.S. Dollars at an exchange rate reported by Federal Reserve Board for December 31, 2003 of $0.7938 per 1.00 EURO. These numbers are calculated based on the requirements promulgated by the SEC and do not reflect Poet’s estimate of future stock price growth.

(4)	Represents a stock option grant to Mrs. Witte, Mr. Witte’s wife and an employee of Poet.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

AND FISCAL YEAR-END OPTION VALUES

      The following table sets forth stock option exercises and the value of unexercised stock options held by Herbert May, Jochen Witte, Robert Helgerth and Ludwig Lutter during the last fiscal year.

					Value of Unexercised
			Number of Securities		In-the-Money
			Underlying		Options at
			Unexercised Options		December 31,
	Shares	Value	at December 31, 2003		2003(2)
	Acquired on	Realized
Name	Exercise	($)(1)	Vested	Unvested	Vested	Unvested

Herbert May	—	—	28,333	51,667	17,945	54,809
Jochen Witte(3)	—	—	49,426	154,074	54,594	206,724
Robert Helgerth	43,500	40,703	122,263	134,237	20,794	188,811
Ludwig Lutter	20,520	26,388	21,903	143,077	6,332	205,099

(1)	Market value of Poet’s common stock at the exercise date minus the exercise price.

(2)	Market value of Poet’s common stock at fiscal year end minus the exercise price. The market value of Poet’s common stock on December 31, 2003 was $2.06 per share based on an exchange rate of $0.7938 per 1.00 EURO, the exchange rate in effect on December 31, 2003, as reported on the Website of the Federal Reserve Board.

(3)	Includes 3,500 options held by Mrs. Witte, Mr. Witte’s wife and an employee of Poet.

Director Compensation

      In fiscal year 2003, members of Poet’s board of directors were compensated in cash for their services as members of the board of directors. Herbert May received director’s fees of $33,737* and Gert Koehler received director’s fees of $22,492* for their services in fiscal year 2003. Additionally, Messrs. May and Koehler also received $4,498* each as members of Poet’s audit and compensation committees. Poet’s board members were also reimbursed for some of their expenses incurred in connection with attendance at board and committee meetings.

*	As adjusted to reflect a currency exchange rate at $1.00 for €0.89, the average exchange rate for fiscal 2003.

      Under Poet’s 1995 Stock Plan, non-employee directors are eligible to receive stock option grants at the discretion of the board of directors. In addition, Poet’s 1999 Director Stock Option Plan (the “Director Option Plan”) was adopted by Poet’s board of directors on September 15, 1999, and was approved by Poet’s stockholders on November 4, 1999. An amendment to the Director Option Plan was approved by Poet’s board of directors on March 28, 2001 and by Poet’s stockholders at the 2001 Annual Meeting of Stockholders. The Director Option Plan provides for the automatic and non-discretionary grant of a non-statutory stock option to purchase 40,000 shares of Poet’s common stock to each non-employee director on the later of the effective date of the Director Option Plan or the date on which such person becomes a director. Thereafter, each non-employee director will be automatically granted a non-statutory stock option to purchase 10,000 shares of Poet common stock on the date of each Annual Meeting of Stockholders at which such non-employee director is reelected to serve on the Poet board of directors, if, on such date, he or she remains an outside director and has served on the board for at least the six months preceding the Annual Meeting of Stockholders. The initial option grant vests 25% one year after the date of grant and an additional 25% each anniversary of the date of grant thereafter, provided that the optionee continues to serve as an outside director. Each subsequent option grant shall vest 100% four years after the date of grant. Such plan provides that the exercise price shall be equal to the fair market value of Poet common stock on the date of grant of the options.

Change of Control and Severance Agreements

      Poet has entered into an employment contract with Jochen Witte dated May 19, 1993, which, as amended on October 21, 2002, provides that Mr. Witte will serve as Poet’s managing director for a term ending on the last day of the month in which Mr. Witte turns 60 years old. Either Mr. Witte or Poet may terminate this agreement at the end of a calendar month by giving at least six months’ written notice, except that Poet can terminate Mr. Witte’s employment sooner if he materially breaches his duties under this agreement.

      Poet has entered into an employment contract with Ludwig Lutter on May 22, 2002, which provides that Mr. Lutter will serve as Poet’s managing director for a term ending on the last day of the month in which Mr. Lutter turns 60 years old. Either Mr. Lutter or Poet may terminate this agreement at the end of a calendar month by giving at least six months’ written notice, except that Poet can terminate Mr. Lutter’s employment sooner if he materially breaches his duties under this agreement.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

      Messrs. May and Koehler served as members of Poet’s Compensation Committee during fiscal 2002. There are no compensation committee interlocks between the members of Poet’s Compensation Committee and any other entity.

Certain Relationships and Related Transactions

      In fiscal 2003, there has not been nor is there currently proposed any transaction or series of similar transactions to which Poet was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer, holder of more than 5% of the common stock of Poet or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest other than (1) compensation agreements and other arrangements, which are described where required in Change of Control and Severance Agreements and (2) the transactions described below.

Indemnification

      Poet has entered into indemnification agreements with each of its directors and officers. These indemnification agreements require Poet to indemnify its directors and officers to the fullest extent permitted by Delaware law.

Conflict of Interest Policy

      Poet believes that all transactions with affiliates described above were made on terms no less favorable to Poet than could have been obtained from unaffiliated third parties.

OTHER MATTERS BEING SUBMITTED TO A VOTE OF

ONLY VERSANT STOCKHOLDERS

PROPOSAL NO. 2(a)

AMENDMENT OF VERSANT’S ARTICLES OF INCORPORATION TO INCREASE THE AUTHORIZED

COMMON SHARES FROM 45,000,000 TO 75,000,000 SHARES

      Versant’s board of directors has determined that, in connection with the merger, it is in the best interests of Versant and its stockholders to amend Versant’s articles of incorporation to increase the number of authorized shares of Versant’s common stock from 45,000,000 to 75,000,000 shares, an increase of 30,000,000 shares.

      As of October 31, 2003, 24,320,117 of the 45,000,000 authorized shares of Versant’s common stock had been used or reserved for use as follows:

•	14,647,640 shares were issued and outstanding;

•	7,044,991 shares were reserved for issuance upon exercise of outstanding stock options and warrants and for future grants under equity incentive and stock purchase plans; and

•	2,627,486 shares were reserved for issuance upon the conversion of outstanding shares of Versant’s Series A preferred stock.

      Therefore, after deducting the outstanding and reserved shares of Versant common stock described above, there were approximately 20,679,883 shares of Versant common stock remaining unissued and reserved for issuance as of October 31, 2003. Based on Poet’s capital structure as of October 31, 2003, if the merger occurs, Versant expects to issue approximately 15,294,448 shares of its common stock to Poet stockholders in the merger and assume Poet options that will be converted in the merger into options to purchase up to approximately 1,990,944 shares of Versant common stock and Versant’s Series A preferred stock will be converted into an additional 1,313,743 common shares. Consequently, based on Versant’s and Poet’s respective capitalizations at October 31, 2003, immediately following the merger, Versant expects that only approximately 2,080,748 shares of its authorized common stock will not be outstanding or reserved for issuance. Versant’s board of directors believes that this is an insufficient number of unreserved and unissued shares for Versant to have post-merger.

      If this proposed amendment of Versant’s articles of incorporation is approved, the additional 30,000,000 shares of Versant common stock that would be authorized would be available for issuance without further stockholder action, unless such action is otherwise required by California law or the rules of The Nasdaq Stock Market or any stock exchange on which Versant common stock may then be listed or quoted. Such shares could be issued directly by Versant, or could be reserved for issuance and then issued pursuant to the exercise of warrants or options, or conversion of preferred stock or convertible debt securities, that could be granted or issued by Versant in the future. The additional authorized shares would be part of the existing class of Versant common stock and would not affect the terms of the outstanding shares of Versant common stock or the rights of the holders of common stock. Current stockholders will not have automatic rights to purchase any of the additional authorized shares. Any future issuance of additional authorized shares of Versant common stock will decrease the existing stockholders’ percentage equity ownership in Versant.

      Versant’s board of directors believes that an increase of 30,000,000 authorized common shares will give Versant greater flexibility for possible future financings and/or mergers and acquisitions of the businesses or assets of other companies. Without such increase, it is possible that Versant would need to obtain stockholder approval in connection with a transaction when it would not otherwise be obligated to, thereby delaying, perhaps substantially, or even causing the loss of, the transaction. Although Versant does not have any current plans, proposals or arrangements, written or otherwise, to engage in any such transaction (other than the merger with Poet), Versant continues to actively explore various business opportunities.

      Although the proposal to increase the number of authorized shares of Versant’s common stock has been prompted by the merger with Poet, stockholders should be aware that one of the effects of the amendment may be to facilitate future efforts by Versant to deter or prevent changes in, or removal of, management or changes in control of Versant. This could include changes in control that are favored by a majority of the independent stockholders or in which the stockholders might otherwise receive a premium for their shares of Versant over then-current market prices or benefit in some other manner. The potential effects of the proposal described in this paragraph are not part of the reason Versant’s board is recommending this proposal, and Versant is not aware of any effort to accumulate Versant’s securities or obtain control of Versant through a tender offer, proxy contest or otherwise.

      The proposed form of amended and restated articles of incorporation of Versant to effect this amendment is attached to this joint proxy statement/prospectus as Annex B.

      It is a condition to Poet’s and Versant’s obligations to consummate the merger that this proposed amendment of Versant’s articles of incorporation to increase the number of authorized shares of Versant’s common stock from 45,000,000 to 75,000,000 shares (and each of the other proposed amendments to Versant’s articles of incorporation) be approved by Versant’s stockholders and made effective by the time of the merger. If Versant’s stockholders approve the merger proposal, and each of the other proposals to amend Versant’s articles of incorporation, but do not approve this proposal to amend Versant’s articles of incorporation, then the merger will not occur unless both Versant and Poet waive this condition.

      Consequently, if you wish to approve the merger, please be sure to vote “FOR” proposal 1 regarding the merger proposal and “FOR” each of proposals 2(a) through 2(f) regarding the proposed amendments to Versant’s articles of incorporation.

Vote Required; Recommendation of the Board

      The vote required to approve the amendment of Versant’s articles of incorporation to increase the number of authorized shares of Versant’s common stock from 45,000,000 to 75,000,000 shares is the affirmative approval of a majority in voting power of all of Versant’s outstanding shares (both common stock and Series A preferred stock) on the record date, voting together, including the affirmative approval of a majority of all the shares of Versant’s common stock that are outstanding on the record date, voting as a separate class. Therefore, abstentions and broker non-votes will have the effect of votes against the approval and adoption of this proposed amendment to Versant’s articles of incorporation.

The board of directors recommends that you vote “FOR” the proposal to approve the amendment of Versant’s articles of incorporation to increase the number of authorized shares of Versant’s common stock from 45,000,000 to 75,000,000 shares.

PROPOSAL No. 2(b)

AMENDMENT OF VERSANT’S ARTICLES OF INCORPORATION TO INCREASE THE CONVERSION

RATE OF VERSANT’S SERIES A PREFERRED STOCK

      Versant’s board of directors has determined that, in connection with the merger, it is in the best interests of Versant and its stockholders to amend Versant’s articles of incorporation to increase the conversion rate of Versant’s Series A preferred stock so that each share of Versant Series A preferred stock is convertible into 3 shares of Versant common stock effective upon consummation of the merger with Poet. Currently, each outstanding share of Versant’s Series A preferred stock is convertible into 2 shares of Versant common stock. This proposed amendment to Versant’s articles of incorporation will, when the merger with Poet becomes effective, reduce the conversion price of a share of Versant’s Series A preferred stock from $2.13 to $1.42, which will increase the number of shares of Versant common stock into which each share of Versant Series A preferred stock is convertible from 2 to 3 shares of Versant common stock. Since Versant has 1,313,743 outstanding shares of Series A preferred stock, this change would result in the Versant Series A preferred shares being convertible into an additional 1,313,743 shares of Versant common stock if the merger with Poet becomes effective.

      Under the terms of Versant’s articles of incorporation, the 1,313,743 outstanding shares of Versant’s Series A preferred stock have an aggregate liquidation preference of more than $13.9 million and, in the event of a liquidation, dissolution or winding up of Versant, certain consolidations or mergers in which Versant is acquired or a sale of all or substantially all Versant’s assets, the holders of Versant’s Series A preferred stock are first entitled to receive their liquidation preference before any proceeds of such liquidation, dissolution, winding up, consolidation, merger or sale will be distributed to Versant’s common stockholders. In addition, Versant’s articles of incorporation provide that any distribution to Versant stockholders paid out after satisfaction of its Series A preferred stock’s liquidation preference be allocated among the holders of Versant common stock and Series A preferred stock pro rata according to the number of common shares held or, in the case of the Versant Series A preferred stock, the number of shares of Versant common stock into which each share of Versant Series A preferred stock is convertible. The holders of Versant Series A preferred stock also possess dividend preference rights and have certain class voting rights under the terms of Versant’s articles of incorporation and applicable law.

      In the course of the negotiation of the terms and conditions of the merger agreement, Poet required that, as a condition to the merger, Versant eliminate the preferential rights of its Series A preferred stock, which Versant is now proposing to do by amending its articles of incorporation to cause all of its outstanding shares of Series A preferred stock to be automatically converted into shares of Versant common stock immediately after the effectiveness of the merger with Poet, as described in further detail in proposal 2(c).

      However, Versant cannot cause its outstanding shares of Versant Series A preferred stock to be converted into Versant common stock nor eliminate the associated preferential rights of its Series A preferred stock without the consent or approval of the holders of its Series A preferred stock. Thus, after negotiations with its preferred stockholders, Versant was able to reach an agreement with them under which the holders of Versant’s Series A preferred stock were willing to approve the conversion of their preferred shares into shares of Versant common stock and forego their preferential rights immediately after the proposed merger with Poet, provided that the conversion rate of their Versant Series A preferred shares was increased so that, effective upon the consummation of the merger with Poet, each share of Versant Series A preferred stock would become convertible into 3 shares of Versant common stock. As part of this agreement, Versant has also agreed with the holders of its Versant Series A preferred stock to reduce the exercise price of warrants to purchase a total of 1,313,743 shares of Versant’s common stock held by them from $2.13 to $1.66 per share and to extend the term of these warrants by one year from July 2004 to July 2005, effective upon completion of the merger with Poet.

      In determining to approve these matters, Versant’s board of directors considered several factors, including but not limited to, the benefits of the proposed merger that might be lost if these amendments were not made as required by Poet, the additional dilution to Versant stockholders that will result from the increase in the conversion rate of the Versant Series A preferred stock and the changes to the Versant common stock warrants held by the Versant Series A preferred stockholders if the Poet merger occurs, and the benefits that would accrue to Versant’s common stockholders by reason of the termination of the liquidation preference and voting rights of the holders of Versant’s Series A preferred stock if all the Versant Series A preferred shares are converted into Versant common stock effective immediately after the consummation of the Poet merger. After considering these matters, the Versant board determined that it was in the best interests of Versant and its stockholders to enter into an agreement with the Versant Series A preferred stockholders described above and to approve the proposed amendment of its articles of incorporation to increase the conversion rate of Versant’s Series A preferred stock.

      The proposed form of amended and restated articles of incorporation of Versant to effect the amendment to the conversion rate of Versant’s Series A preferred stock is attached to this joint proxy statement/ prospectus as Annex B.

      It is a condition to Poet’s and Versant’s obligations to consummate the merger that this proposed amendment of Versant’s articles of incorporation to increase the conversion rate of Versant’s Series A preferred stock (and each of the other proposed amendments to Versant’s articles of incorporation) be approved by Versant’s stockholders and made effective by the time of the merger. If Versant’s stockholders approve the merger proposal, and each of the other proposals to amend Versant’s articles of incorporation, but do not approve this proposal to amend Versant’s articles of incorporation, then the merger will not occur unless both Versant and Poet waive this condition.

      Consequently, if you wish to approve the merger, please be sure to vote “FOR” proposal 1 regarding the merger proposal and “FOR” each of proposals 2(a) through 2(f) regarding the proposed amendments to Versant’s articles of incorporation.

Vote Required; Recommendation of the Board

      The vote required to approve the amendment of Versant’s articles of incorporation to increase the conversion rate of Versant’s Series A preferred stock is the affirmative approval of a majority in voting power of all of Versant’s outstanding shares (both common stock and Series A preferred stock) on the record date, voting together, including the affirmative approval of a majority of all the shares of Versant’s common stock that are outstanding on the record date, voting as a separate class, and a majority of all the shares of Versant’s Series A preferred stock that are outstanding on the record date, voting as a separate class. Therefore, abstentions and broker non-votes will have the effect of votes against the approval and adoption of this proposed amendment to Versant’s articles of incorporation.

The board of directors recommends that you vote “FOR” the proposal to approve the amendment of Versant’s articles of incorporation to increase the conversion rate of Versant’s Series A preferred stock.

PROPOSAL NO. 2(c)

AMENDMENT OF VERSANT’S ARTICLES OF INCORPORATION TO AUTOMATICALLY CONVERT ALL

OUTSTANDING SHARES OF VERSANT SERIES A PREFERRED STOCK INTO VERSANT COMMON STOCK

      Versant’s board of directors has determined that, in connection with the merger, it is in the best interests of Versant and its stockholders to amend Versant’s articles of incorporation to automatically convert all outstanding shares of Versant Series A preferred stock into Versant common stock immediately after the consummation of the merger with Poet at the increased conversion rate described in proposal 2(b) above of 3 shares of Versant common stock for each converted outstanding share of Versant Series A preferred stock. This would result in all of Versant’s outstanding shares of Series A preferred stock being converted into a total of 3,941,229 shares of Versant common stock immediately after the Poet merger becomes effective.

      Under the terms of Versant’s articles of incorporation, the 1,313,743 outstanding shares of Versant’s Series A preferred stock have an aggregate liquidation preference of more than $13.9 million and, in the event of a liquidation, dissolution or winding up of Versant, certain consolidations or mergers in which Versant is acquired or a sale of all or substantially all Versant’s assets, the holders of Versant’s Series A preferred stock are first entitled to receive their liquidation preference before any proceeds of such liquidation, dissolution, winding up, consolidation, merger or sale will be distributed to Versant’s common stockholders. In addition, Versant’s articles of incorporation provide that any distribution to Versant stockholders paid out after satisfaction of its Series A preferred stock’s liquidation preference be allocated among the holders of Versant common stock and Series A preferred stock pro rata according to the number of common shares held or, in the case of the Versant Series A preferred stock, the number of shares of Versant common stock into which each share of Versant Series A preferred stock is convertible. The holders of Versant Series A preferred stock also possess dividend preference rights and have certain class voting rights under the terms of Versant’s articles of incorporation and applicable law.

      As described in proposal 2(b) above, in the course of the negotiation of the terms and conditions of the merger agreement, Poet required that, as a condition to the merger, Versant eliminate the preferential rights of its Series A preferred stock. Versant is proposing to do this by amending its articles of incorporation to cause all of its outstanding shares of Series A preferred stock to be automatically converted into shares of Versant common stock immediately after the effectiveness of the merger with Poet.

      However, Versant cannot cause its outstanding shares of Versant Series A preferred stock to be converted into Versant common stock nor eliminate the associated preferential rights of its Series A preferred stock without the consent or approval of the holders of its Series A preferred stock. Thus, after negotiations with its preferred stockholders, Versant was able to reach an agreement with them under which the holders of Versant’s Series A preferred stock were willing to approve the conversion of their preferred shares into shares of Versant common stock and forego their preferential rights immediately after the Poet merger, provided that (i) the conversion rate of their Versant Series A preferred shares was increased and (ii) certain changes were made to Versant common stock warrants held by these stockholders, as described in further detail in proposal 2(b) above.

      In determining to approve these matters, Versant’s board of directors considered several factors, including but not limited to, the benefits of the proposed merger that might be lost if these amendments were not made as required by Poet, the additional dilution to Versant stockholders that will result from the increase in the conversion rate of the Versant Series A preferred stock and the changes to the Versant common stock warrants held by the Versant Series A preferred stockholders if the proposed merger with Poet occurs, and the benefits that would accrue to Versant’s common stockholders by reason of the termination of the liquidation preference and voting rights of the holders of Versant’s Series A preferred stock if all the Versant Series A preferred shares are converted into Versant common stock effective immediately after the consummation of the Poet merger. After considering these matters, the Versant board determined that it was in the best interests of Versant and its stockholders to enter into an agreement with the Versant Series A preferred stockholders as described above and to approve the proposed amendment of its articles of incorporation to cause all its outstanding shares of Versant Series A preferred stock to be automatically converted into shares of Versant common stock immediately after the effectiveness of the merger with Poet.

      The proposed form of amended and restated articles of incorporation of Versant to effect the amendment to cause all of its outstanding shares of Versant Series A preferred stock to be automatically converted into shares of Versant common stock immediately after the effectiveness of the merger with Poet is attached to this joint proxy statement/ prospectus as Annex B.

      It is a condition to Poet’s and Versant’s obligations to consummate the merger that this proposed amendment of Versant’s articles of incorporation to cause all of its outstanding shares of Versant Series A preferred stock to be automatically converted into shares of Versant common stock immediately after the effectiveness of the merger with Poet (and each of the other proposed amendments to Versant’s articles of incorporation) be approved by Versant’s stockholders and made effective by the time of the merger. If Versant’s stockholders approve the merger proposal, and each of the other proposals to amend Versant’s articles of incorporation, but do not approve this proposal to amend Versant’s articles of incorporation, then the merger will not occur unless both Versant and Poet waive this condition.

      Consequently, if you wish to approve the merger, please be sure to vote “FOR” proposal 1 regarding the merger proposal and “FOR” each of proposals 2(a) through 2(f) regarding the proposed amendments to Versant’s articles of incorporation.

Vote Required; Recommendation of the Board

      The vote required to approve the amendment of Versant’s articles of incorporation to cause all of its outstanding shares of Versant Series A preferred stock to be automatically converted into shares of Versant common stock immediately after the effectiveness of the merger with Poet is the affirmative approval of a majority in voting power of all of Versant’s outstanding shares (both common stock and Series A preferred stock) on the record date, voting together, including the affirmative approval of a majority of all the shares of Versant’s Series A preferred stock that are outstanding on the record date, voting as a separate class. Therefore, abstentions and broker non-votes will have the effect of votes against the approval and adoption of this amendment to Versant’s articles of incorporation.

The board of directors recommends that you vote “FOR” the proposal to approve the amendment of Versant’s articles of incorporation to cause all of its outstanding shares of Versant Series A preferred stock to be automatically converted into shares of Versant common stock immediately after the effectiveness of the merger with Poet.

PROPOSAL NO. 2(d)

AMENDMENT OF VERSANT’S ARTICLES OF INCORPORATION TO PROVIDE THAT THE MERGER

WILL NOT TRIGGER THE LIQUIDATION PREFERENCE RIGHTS OF VERSANT SERIES A PREFERRED STOCK

      Versant’s board of directors has determined that, in connection with the merger, it is in the best interests of Versant and its stockholders to amend Versant’s articles of incorporation to provide that the merger with Poet will not trigger the liquidation preference rights of Versant’s Series A preferred stock. Under the terms of Versant’s articles of incorporation, the 1,313,743 outstanding shares of Versant Series A preferred stock now have an aggregate liquidation preference of more than $13.9 million and, in the event of a liquidation, dissolution or winding up of Versant, certain consolidations or mergers in which Versant is acquired or a sale of all or substantially all of Versant’s assets, the holders of the Versant Series A preferred stock are first entitled to receive their liquidation preference before any proceeds of such liquidation, consolidation, merger or sale will be distributed to Versant’s common stockholders. In addition, Versant’s articles of incorporation provide that any distribution to Versant stockholders paid out after satisfaction of its Series A preferred stock’s liquidation preference be allocated among the holders of Versant common stock and Versant Series A preferred stock pro rata according to the number of common shares held or, in the case of the Versant Series A preferred stock, the number of shares of Versant common stock into which each share of Series A preferred stock is convertible.

      In connection with the negotiations with the holders of Versant’s Series A preferred stock regarding the increase in the conversion ratio of such shares and the automatic conversion of such shares, immediately after the consummation of the proposed merger with Poet, as more fully described in proposals 2(b) and 2(c), respectively, the holders of shares of Versant Series A preferred stock agreed that the Poet merger would not trigger their right to receive their $13.9 million liquidation preference. The proposed form of amended and restated articles of incorporation of Versant provides that the merger with Poet will not trigger the liquidation preference rights of Versant’s Series A preferred stock. A copy of the amended and restated articles of incorporation is attached to this joint proxy statement/prospectus as Annex B.

      It is a condition to Poet’s and Versant’s obligations to consummate the merger that this proposed amendment of Versant’s articles of incorporation to provide that the merger with Poet will not trigger the liquidation preference rights of Versant’s Series A preferred stock (and each of the other proposed amendments to Versant’s articles of incorporation) be approved by Versant’s stockholders and made effective by the time of the merger. If Versant’s stockholders approve the merger proposal, and each of the other proposals to amend Versant’s articles of incorporation, but do not approve this proposal to amend Versant’s articles of incorporation, then the merger will not occur unless both Versant and Poet waive this condition.

      Consequently, if you wish to approve the merger, please be sure to vote “FOR” proposal 1 regarding the merger proposal and “FOR” each of proposals 2(a) through 2(f) regarding the proposed amendments to Versant’s articles of incorporation.

Vote Required; Recommendation of the Board

      The vote required to approve the amendment of Versant’s articles of incorporation to provide that the merger with Poet will not trigger the liquidation preference rights of Versant’s Series A preferred stock is the affirmative approval of a majority in voting power of all of Versant’s outstanding shares (both common stock and Series A preferred stock) on the record date, voting together, including the affirmative approval of a majority of all the shares of Versant’s Series A preferred stock that are outstanding on the record date, voting as a separate class. Therefore, abstentions and broker non-votes will have the effect of votes against the approval and adoption of this amendment to Versant’s articles of incorporation.

The board of directors recommends that you vote “FOR” the proposal to approve the amendment of Versant’s articles of incorporation to provide that the merger with Poet will not trigger the liquidation preference rights of Versant’s Series A preferred stock.

PROPOSAL NO. 2(e)

AMENDMENT OF VERSANT’S ARTICLES OF INCORPORATION TO

REQUIRE SPECIAL APPROVALS FOR CERTAIN CORPORATE ACTIONS

      Versant’s board of directors has determined that, in connection with the merger, it is in the best interests of Versant and its stockholders to add a new set of conditions to the approval of certain actions by Versant’s board of directors that would become effective only if the merger with Poet is completed. These new conditions would provide that, for a period of 12 months immediately after the effective time of the merger with Poet, each of the following actions must be approved by at least 80% of the members of Versant’s board of directors then in office:

•	any acquisition or purchase by Versant from a third party of a business or of assets that will, immediately after being purchased or acquired by Versant, represent a material portion of Versant’s total consolidated business or assets;

•	any sale or disposition by Versant of any line of business or product line;

•	any material change in the operation or the nature of any material line of business that is conducted by Versant or any of its subsidiaries as of immediately after the merger with Poet becomes effective; or

•	any change in the number of members of Versant’s board of directors from 5 members.

      In connection with the negotiation of the merger, Poet required that these provisions be implemented to provide itself with assurance that the two Poet representatives, Jochen Witte and Herbert May, who will be appointed to Versant’s board of directors upon consummation of the merger would have an adequate say on these important corporate transactions during the 12-month period immediately following the merger. This amendment will only take effect upon consummation of the merger.

      The proposed form of amended and restated articles of incorporation of Versant to add these new set of conditions to the approval of certain actions by Versant’s board of directors is attached to this joint proxy statement/prospectus as Annex B.

      It is a condition to Poet’s and Versant’s obligations to consummate the merger that this proposed amendment of Versant’s articles of incorporation to add these new set of conditions to the approval of certain actions by Versant’s board of directors (and each of the other proposed amendments to Versant’s articles of incorporation) be approved by Versant’s stockholders and made effective by the time of the merger. If Versant’s stockholders approve the merger proposal, and each of the other proposals to amend Versant’s articles of incorporation, but do not approve this proposal to amend Versant’s articles of incorporation, then the merger will not occur unless this condition is waived by both Versant and Poet.

      Consequently, if you wish to approve the merger, please be sure to vote “FOR” proposal 1 regarding the merger proposal and “FOR” each of proposals 2(a) through 2(f) regarding the proposed amendments to Versant’s articles of incorporation.

Vote Required; Recommendation of the Board

      The vote required to approve the amendment of Versant’s articles of incorporation to add these new set of conditions to the approval of certain actions by Versant’s board of directors is the affirmative approval of a majority in voting power of all of Versant’s outstanding shares (both common stock and Series A preferred stock) on the record date, voting together. Therefore, abstentions and broker non-votes will have the effect of votes against the approval and adoption of this amendment to Versant’s articles of incorporation.

The board of directors recommends that you vote “FOR” the proposal to approve the amendment of

Versant’s articles of incorporation to require special approvals by Versant’s board of directors for certain corporate actions.

PROPOSAL NO. 2(f)

AMENDMENT OF VERSANT’S ARTICLES OF INCORPORATION TO REQUIRE SPECIAL APPROVALS

TO AMEND CERTAIN PROVISIONS OF VERSANT’S ARTICLES OF INCORPORATION

      Versant’s board of directors has determined that, in connection with the merger, it is in the best interests of Versant and its stockholders to provide that, for a period of 12 months immediately after the effective time of the merger, there can be no amendment of the new set of conditions to the approval of certain actions by Versant’s board of directors described in proposal 2(e) above unless such amendment is approved by at least 80% of the members of Versant’s board of directors then in office.

      In connection with the negotiation of the merger, Poet required that this provision be implemented to provide itself with assurance that the three Versant directors, by themselves, could not revise the negotiated set of conditions to the approval of certain actions by Versant’s board of directors once the merger is completed. Consequently, the two Poet representatives who will be appointed to Versant’s board of directors upon consummation of the merger will continue to have an adequate say on these important corporate transactions during the 12-month period immediately following the merger. This amendment will also only take effect upon consummation of the merger.

      The proposed form of amended and restated articles of incorporation of Versant to add this approval requirement is attached to this joint proxy statement/ prospectus as Annex B.

      It is a condition to Poet’s and Versant’s obligations to consummate the merger that this proposed amendment of Versant’s articles of incorporation to add this special approval requirement to amend certain provisions of Versant’s articles of incorporation (and each of the other proposed amendments to Versant’s articles of incorporation) be approved by Versant’s stockholders and made effective by the time of the merger. If Versant’s stockholders approve the merger proposal, and each of the other proposals to amend Versant’s articles of incorporation, but do not approve this proposal to amend Versant’s articles of incorporation, then the merger will not occur unless both Versant and Poet waive this condition.

      Consequently, if you wish to approve the merger, please be sure to vote “FOR” proposal 1 regarding the merger proposal and “FOR” each of proposals 2(a) through 2(f) regarding the proposed amendments to Versant’s articles of incorporation.

Vote Required; Recommendation of the Board

      The vote required to approve the amendment of Versant’s articles of incorporation to add this special approval requirement to amend certain provisions of Versant’s articles of incorporation is the affirmative approval of a majority in voting power of all of Versant’s outstanding shares (both common stock and Series A preferred stock) on the record date, voting together. Therefore, abstentions and broker non-votes will have the effect of votes against approval and adoption of this amendment to Versant’s articles of incorporation.

The board of directors recommends that you vote “FOR” the proposal to approve the amendment of Versant’s articles of incorporation to add this special approval requirement to amend certain provisions of Versant’s articles of incorporation.

PROPOSAL NO. 3

GRANTING OF AUTHORITY TO ADJOURN THE VERSANT SPECIAL MEETING

      If at the Versant special meeting on March 17, 2004, the number of shares of Versant common stock and Series A preferred stock present or represented and voting in favor of approval of the merger agreement, the merger, the issuance of shares of Versant common stock and options to purchase shares of Versant common stock in the merger and each of the proposed amendments to Versant’s articles of incorporation is insufficient to approve these proposals under California law, Versant’s management intends to adjourn the Versant special meeting in order to enable the Versant board of directors to solicit additional proxies in favor of these proposals. In that event, Versant will ask its stockholders to vote only upon the adjournment proposal, and not the other proposals.

      In this proposal, Versant is asking its stockholders to authorize the holder of any proxy solicited by the Versant board of directors to vote in favor of adjourning the Versant special meeting, and any later adjournments, to a date or dates not later than March 31, 2004, in order to enable the Versant board of directors to solicit additional proxies in favor of the merger agreement, the merger, the issuance of shares of Versant common stock and options to purchase shares of Versant common stock in the merger and each of the proposed amendments to Versant’s articles of incorporation. If the stockholders approve the adjournment proposal, Versant could adjourn the Versant special meeting, and any adjourned session of the Versant special meeting, to a date not later than March 31, 2004 and use the additional time to solicit additional proxies in favor of these proposals, including the solicitation of proxies from stockholders that have previously voted against any of the above proposals. Among other things, approval of the adjournment proposal could mean that, even if Versant had received proxies representing a sufficient number of votes against the merger or against any of the amendment proposals to defeat any of these proposals, Versant could adjourn the Versant special meeting without a vote to a date not later than March 31, 2004 and seek during that period to convince the holders of those shares to change their votes to votes in favor of the above proposals.

Vote Required; Recommendation of the Board

      Under Versant’s bylaws, the adjournment proposal requires the approval of a majority of the shares of Versant common stock and Series A preferred stock represented at the Versant special meeting, voting together as a single class, assuming a quorum is present to conduct business at the Versant special meeting. Broker non-votes and abstentions will have no effect on the outcome of the vote on the adjournment proposal. No proxy that is specifically marked “AGAINST” approval of the merger proposal or any of the proposals to amend Versant’s articles of incorporation will be voted against the adjournment proposal, unless it is specifically marked to “NOT GRANT” the discretionary authority to adjourn the Versant special meeting to a later date.

      The Versant board believes that if the number of shares of Versant common stock and Series A preferred stock present or represented at the Versant special meeting and voting in favor of the merger agreement, the merger, the issuance of shares of Versant common stock and options to purchase shares of Versant common stock in the merger and each of the proposed amendments to Versant’s articles of incorporation is insufficient to approve these proposals, it is in the best interests of the stockholders of Versant to enable the Versant board, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes in favor of these proposals.

The Versant board of directors recommends that you vote “FOR” the proposal to grant discretionary authority to the Versant board of directors to adjourn the Versant special meeting to a date or dates not later than March 31, 2004.

OTHER MATTERS BEING SUBMITTED TO A VOTE OF ONLY POET STOCKHOLDERS

PROPOSAL NO. 2

GRANTING OF AUTHORITY TO ADJOURN THE POET SPECIAL MEETING

      If at the Poet special meeting on March 17, 2004, the number of shares of Poet common stock present or represented and voting in favor of approval of the merger agreement and the merger is insufficient to approve this proposal under Delaware law, Poet’s management intends to adjourn the Poet special meeting in order to enable the Poet board of directors to solicit additional proxies in favor of the merger proposal. In that event, Poet will ask its stockholders to vote only upon the adjournment proposal, and not the merger proposal.

      In this proposal, Poet is asking its stockholders to authorize the holder of any proxy solicited by the Poet board of directors to vote in favor of adjourning the Poet special meeting, and any later adjournments, to a date or dates not later than March 31, 2004, in order to enable the Poet board of directors to solicit additional proxies in favor of the merger proposal. If the Poet stockholders approve the adjournment proposal, Poet could adjourn the Poet special meeting, and any adjourned session of the Poet special meeting, to a date not later than March 31, 2004 and use the additional time to solicit additional proxies in favor of the merger proposal, including the solicitation of proxies from Poet stockholders that have previously voted against the merger agreement and the merger. Among other things, approval of the adjournment proposal could mean that, even if Poet had received proxies representing a sufficient number of votes against the merger, Poet could adjourn the Poet special meeting without a vote to a date not later than March 31, 2004 and seek during that period to convince the holders of those shares to change their votes to votes in favor of the merger proposal.

Vote Required; Recommendation of the Board

      Under Delaware law, the adjournment proposal requires the approval of a majority of the Poet shares represented at the Poet special meeting, assuming a quorum is present to conduct business at the Poet special meeting. Broker non-votes and abstentions will have no effect on the outcome of the vote on the adjournment proposal. No proxy that is specifically marked “AGAINST” approval of the merger proposal will be voted against the adjournment proposal, unless it is specifically marked to “NOT GRANT” the discretionary authority to adjourn the Poet special meeting to a later date.

      The Poet board believes that if the number of shares of Poet common stock present or represented at the Poet special meeting and voting in favor of the merger agreement and the merger is insufficient to approve this proposal, it is in the best interests of the Poet stockholders to enable the Poet board, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes in favor of the merger agreement and the merger.

The Poet board of directors recommends that you vote “FOR” the proposal to grant discretionary authority to the Poet board of directors to adjourn the Poet special meeting to a date or dates not later than March 31, 2004.

EXPERTS

      The consolidated financial statements of Versant and its subsidiaries as of October 31, 2003 and for the year then ended have been included herein in reliance upon the report of Grant Thornton LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of Versant and its subsidiaries as of October 31, 2002 and for the year then ended have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of Poet and its subsidiaries as of and for the years ended December 31, 2002 and 2001 and the related financial statement schedules included in this joint proxy statement/ prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

      Fenwick & West LLP, Mountain View, California, will pass upon the validity of the shares of Versant common stock offered in connection with this joint proxy statement/ prospectus and certain U.S. federal income tax consequences of the merger for Versant.

      Perkins Coie LLP, Menlo Park, California, will pass upon certain U.S. federal income tax consequences of the merger for Poet.

WHERE YOU CAN FIND MORE INFORMATION

      Each of Versant and Poet file reports, statements and other information with the SEC. You may read and copy any reports, statements or other information that the companies file at the SEC’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Versant’s and Poet’s SEC filings are also available to the public from commercial document retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

      Versant and Poet will provide you with copies of this information, without charge, excluding all exhibits, upon written or oral request. You should make any request for documents by March 3, 2004 to ensure timely deliver of the documents.

Requests for documents relating to Versant
should be directed to:
Versant Corporation
6539 Dumbarton Circle
Fremont, CA 94555, USA
Attention: Investor Relations
(510) 789-1500
Web site: http://www.Versant.com	Request for documents related to Poet should be directed to:
Poet Holdings, Inc.
Wiesenkamp 22B
D-22359 Hamburg
Germany
Attention: Investor Relations
+49-40-60990 0 (Germany)
(650) 212 3100 (U.S.A.)
Web site: http://www.Poet.com

      This joint proxy statement/ prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the Versant common stock or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make the offer, solicitation of an offer or proxy solicitation in that jurisdiction. Neither the delivery of this joint proxy statement/ prospectus nor any distribution of securities means, under any circumstances, that there has been no change in the information set forth in this joint proxy statement/ prospectus or in the affairs of Versant or Poet since the date of this joint proxy statement/ prospectus. The information contained in this joint proxy statement/ prospectus with respect to Versant and its subsidiaries was provided by Versant, and the information contained in this joint proxy statement/ prospectus with respect to Poet and its subsidiaries was provided by Poet.

VERSANT CORPORATION CONSOLIDATED FINANCIAL STATEMENTS

      The following consolidated financial statements of Versant Corporation are filed as part of this joint proxy statement/ prospectus:

Report of Grant Thornton LLP	F-2
Report of KPMG LLP	F-3
Report of Arthur Andersen LLP	F-4
Consolidated Balance Sheets as of October 31, 2003 and 2002	F-5
Consolidated Statements of Operations for the Years Ended October 31, 2003 and 2002, and the Ten Months Ended October 31, 2001	F-6
Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended October 31, 2003 and 2002, and the Ten Months Ended October 31, 2001	F-7
Consolidated Statements of Cash Flows for the Years Ended October 31, 2003 and 2002, and the Ten Months Ended October 31, 2001	F-8
Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders

Versant Corporation

      We have audited the accompanying consolidated balance sheet of Versant Corporation and subsidiaries (the “Company”) as of October 31, 2003 and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying consolidated statements of operations, shareholders’ equity, and cash flows of Versant Corporation and subsidiaries for the ten-month period ended October 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated December 12, 2001.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Versant Corporation and subsidiaries as of October 31, 2003, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

San Jose, California

November 14, 2003

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders

Versant Corporation:

      We have audited the accompanying consolidated balance sheet of Versant Corporation and subsidiaries as of October 31, 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended. In connection with our audit of the consolidated financial statements, we also have audited the related financial statement schedule listed in Item 15(a)2. These consolidated financial statements and the related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the related financial statement schedule based on our audit. The accompanying consolidated statements of operations, shareholders’ equity, and cash flows for Versant Corporation for the ten-month period ended October 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements and the related financial statement schedule in their report dated December 12, 2001.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Versant Corporation and subsidiaries as of October 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Mountain View, California

November 26, 2002

Note: This is a copy of a report previously issued by Arthur Andersen LLP, our former independent accountants. This report has not been reissued by Arthur Andersen LLP in connection with the filing of this Annual Report on Form 10-K.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Versant Corporation:

      We have audited the accompanying consolidated balance sheet of Versant Corporation (a California corporation) and its subsidiaries (the Company) as of October 31, 2001 and the related consolidated statements of operations, shareholders’ equity and cash flows for the period from January 1, 2001 to October 31, 2001 and for the year ended December 31, 2000. These consolidated financial statements and the schedule referred to below are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and Schedule II based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Versant Corporation and its subsidiaries as of October 31, 2001 and the results of their operations and their cash flows for the period from January 1, 2001 to October 31, 2001 and for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

      Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed under Schedule II is presented for the purpose of complying with the Securities and Exchange Commission’s rules and is not a part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

San Jose, California

December 12, 2001

VERSANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	October 31,	October 31,
	2003	2002

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$3,311	$4,427
Accounts receivable, net of allowance for doubtful accounts of $258 and $687 at October 31, 2003 and 2002, respectively	4,023	3,997
Inventory	—	882
Other current assets	623	464

Total current assets	7,957	9,770
Property and equipment, net	1,232	1,890
Other assets	543	21
Intangibles, net of accumulated amortization of $91 at October 31, 2003	389	—
Goodwill	948	240

	$11,069	$11,921

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Line of credit	500	—
Accounts payable	739	1,292
Accrued liabilities	2,148	3,068
Current portion of deferred revenue	3,905	3,054
Current portion of deferred rent	63	30

Total current liabilities	7,355	7,444

Long-term liabilities, net of current portion:
Long-term portion of deferred revenue	83	529
Long-term portion of deferred rent	309	372

Total long-term liabilities	392	901

Commitment and Contingencies (Note 5)
Shareholders’ equity:
Convertible preferred stock, Authorized 3,000 shares, issued and outstanding 1,314 in 2003 and 2002, liquidation preference of $13,991, no par value	4,912	4,912
Common stock, Authorized 45,000 shares, issued and outstanding 14,648 and 12,376 at October 31, 2003 and 2002, respectively, no par value	55,096	52,790
Accumulated deficit	(56,708)	(54,319)
Accumulated other comprehensive income	22	193

Total shareholders’ equity	3,322	3,576

	$11,069	$11,921

See accompanying notes to consolidated financial statements.

VERSANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended		Ten Months
	October 31,		Ended
			October 31,
	2003	2002	2001

	(In thousands, except per share amounts)
Revenue:
License	$9,082	$10,106	$7,362
Maintenance	6,076	5,300	5,135
Professional services	6,901	4,550	11,412

Total revenue	22,059	19,956	23,909

Cost of revenue:
License	843	902	634
Maintenance	1,312	1,291	1,191
Professional services	6,011	4,041	10,546
Amortization of intangibles	91	—	—

Total cost of revenue	8,257	6,234	12,371

Gross profit	13,802	13,722	11,538

Operating expenses:
Marketing and sales (excludes stock based compensation of $5 for the year ended October 31, 2003 and $22, for the ten months ended October 31, 2001)	7,698	7,854	8,482
Research and development	4,340	5,835	5,464
General and administrative (excludes stock based compensation of $1,204, for the year ended October 31, 2003)	3,267	3,440	2,963
Stock based compensation	1,209	—	22
Amortization of goodwill	—	202	396
Write down of goodwill	—	—	555
Restructuring costs	—	—	668

Total operating expenses	16,514	17,331	18,550

Loss from operations	(2,712)	(3,609)	(7,012)

Other income (expense):
Foreign currency transaction gain (loss)	343	(49)	(118)
Interest expense	(2)	(2)	(22)
Interest and other income, net	56	338	87

Total other income (expense)	397	287	(53)

Loss before taxes	(2,315)	(3,322)	(7,065)
Provision for income taxes	74	68	93

Net Loss	$(2,389)	$(3,390)	$(7,158)

Basic and diluted net loss per share:	$(0.17)	$(0.28)	$(0.59)

Basic and diluted weighted average shares used in per share calculations	13,682	12,267	12,041

See accompanying notes to consolidated financial statements.

VERSANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

						Accumulated		Total
	Convertible Preferred		Common			Other	Total	Comprehensive
					Accumulated	Comprehensive	Shareholders’	Income
	Shares	Amount	Shares	Amount	Deficit	Income	Equity	(Loss)

	(In thousands, except share amounts)
Balance at December 31, 2000	1,313,743	$4,912	11,883,702	$51,968	$(43,771)	$112	$13,221
ESPP and exercises of stock options	—	—	247,651	476	—		476
Stock based compensation cost associated with the issuance of common shares for consulting services	—	—	—	22	—		22
Repurchase of common shares	—	—	(550)	(1)	—		(1)
Net loss	—	—	—	—	(7,158)		(7,158)	$(7,158)
Other comprehensive income, net of tax:
Foreign currency translation adjustments	—	—	—	—	—	5	5	5

Total comprehensive loss								(7,153)

Balance at October 31, 2001	1,313,743	4,912	12,130,803	52,465	(50,929)	117	6,565
ESPP and exercises of stock options	—	—	245,512	325	—		325
Net loss	—	—	—	—	(3,390)		(3,390)	(3,390)
Other comprehensive income, net of tax:	—	—	—	—	—		—
Foreign currency translation adjustments	—	—	—	—	—	76	76	76

Total comprehensive loss								(3,314)

Balance at October 31, 2002	1,313,743	4,912	12,376,315	52,790	$(54,319)	193	3,576
ESPP and exercises of stock options	—	—	97,696	72	—		72
Exercise of stock options			113,229	105			105
Stock based compensation			674,800	1,209			1,209
Issuance of common stock in Mokume acquisition			1,385,600	920			920
Net loss	—	—	—	—	(2,389)		(2,389)	(2,389)
Other comprehensive income, net of tax:
Foreign currency translation adjustments	—	—	—	—		(171)	(171)	(171)

Total comprehensive loss								$(2,560)

Balance at October 31, 2003	1,313,743	4,912	14,647,640	$55,096	$(56,708)	$22	$3,322

See accompanying notes to consolidated financial statements.

VERSANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Ten Months
	Year Ended	Year Ended	Ended
	October 31,	October 31,	October 31,
	2003	2002	2001

	(In thousands)
Cash Flows from Operating Activities:
Net Loss	$(2,389)	$(3,390)	$(7,158)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Non-cash portion of restructuring costs	—	—	108
Depreciation and amortization	987	1,333	1,561
Write-down of goodwill	—	—	555
Stock based compensation	1,209	—	22
Write off equipment	22	50	—
Provision for doubtful accounts receivable	(132)	296	302
Changes in current assets and liabilities, net of acquisitions:
Accounts receivable	106	2,185	4,780
Other current assets and inventory	723	(90)	(207)
Other assets	(522)	(21)	21
Accounts payable	(553)	53	551
Accrued liabilities	(916)	490	(676)
Deferred revenue	405	2	437
Deferred rent	(31)	(399)	29

Net cash provided by (used in) operating activities	(1,091)	509	325

Cash Flows from Investing Activities:
Acquisition costs	(260)	—	—
Purchase of property and equipment	(267)	(3)	(171)
Proceeds from sale of property and equipment	—	25	—

Net cash provided by (used in) investing activities	(527)	22	(171)

Cash Flows from Financing Activities:
Proceeds from sale of common stock, net	177	325	476
Repurchase of common shares	—	—	(1)
Net borrowings (payments) under short-term note and bank loan	500	(550)	(770)
Principal payments under capital lease obligations	(4)	(56)	(43)

Net cash provided by (used in) financing activities	673	(281)	(338)

Effects of exchange rate changes	(171)	76	5

Net increase (decrease) in cash and cash equivalents	(1,116)	326	(179)
Cash and cash equivalents at beginning of period	4,427	4,101	4,280

Cash and Cash Equivalents at End of Period	$3,311	$4,427	$4,101

Supplemental Disclosures of Cash Flow Information
Cash paid for:
Interest	$2	$1	$22
Foreign withholding and state income taxes	$74	$62	$74
Supplemental Schedule of Noncash Investing and Financing Activities
Capital lease obligations incurred for acquisition of equipment	$—	$—	$12
Issuance of common shares for consulting services	$—	$—	$22
Mokume acquisition for stock	$920	—	—

See accompanying notes to consolidated financial statements.

VERSANT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2003

1.	Organization, Operations and Liquidity

      Versant Corporation was incorporated in California in August 1988. References to the “Company” in these Notes to Consolidated Financial Statements refer to Versant Corporation and its subsidiaries. The Company is involved in the design, development, marketing and support of high performance object database management, data access and data integration software systems.

      The Company is subject to the risks associated with similar companies in a comparable stage of development. These risks include, but are not limited to, fluctuations in operating results, seasonality, a lengthy sales cycle, dependence on the continued acceptance of object database technology, competition, a limited customer base, dependence on key individuals, dependence on international operations, foreign currency exchange rate fluctuations, product concentration, and the ability to adequately finance its ongoing operations.

      As of October 31, 2003, the Company had not achieved business volume sufficient to restore profitability and positive cash flow consistently, on an annual basis. The Company operated at a net loss of $2.4 million in 2003, $3.4 million in 2002, and a net loss of $7.2 million in the ten months ended October 31, 2001. Management anticipates funding future operations and repaying its debt obligations from current cash resources and future cash flows from operations. If financial results fall short of projections, additional debt or equity may be required and the Company may need to implement further cost controls. No assurances can be given that these efforts will be successful, if required.

      On September 10, 2001, the Company filed a report on Form 8-K with the Securities and Exchange Commission reporting a decision by the Board of Directors to change the Company’s fiscal year-end from December 31 to October 31. This change was made to better align the Company’s customers’ procurement cycle and the Company’s financial reporting cycles. As a result of this change, the Company has a ten-month transition period for the ten months ended October 2001. The Company’s fiscal year 2002 commenced on November 1, 2001.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its subsidiaries located in the United Kingdom, France, Germany, and India. All significant intercompany balances and transactions are eliminated in consolidation.

Reclassifications

      Certain reclassifications have been made to amounts in the 2002 and 2001 financial statements to conform to the 2003 presentation.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

VERSANT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value of Financial Instruments

      At October 31, 2003 and October 31, 2002, the carrying values of cash, accounts receivable, accounts payable and accrued liabilities approximated their fair values since they were short-term in nature. Debt approximated fair value as it was short-term in nature and had stated interest rates based on current market rates.

Cash and Cash Equivalents

      The Company considers all highly liquid debt securities with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of checking and money market accounts. As of October 31, 2003 and 2002 cash balances held in foreign financial institutions were $1.2 and $1.3 million, respectively.

Inventory

      Inventory is carried at the lower of average cost or market and consisted of third-party software held for resale.

Property and Equipment

      Property and equipment, at cost, consisted of the following (in thousands):

	October 31,	October 31,
	2003	2002

Computer equipment	$3,965	$3,831
Furniture and fixtures	1,967	1,885
Software	686	664
Leasehold improvements	1,178	1,178

	7,796	7,558
Less — accumulated depreciation and amortization	(6,564)	(5,668)

	$1,232	$1,890

      Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets ranging from two to seven years. Leased assets and leasehold improvements are amortized over the shorter of the estimated useful lives or the term of the lease.

Reserve for Doubtful Accounts

      The Company initially records a provision for doubtful accounts based on historical experience and then adjusts this provision at the end of each reporting period based on a detailed assessment of our accounts receivable and allowance for doubtful accounts. In estimating the provision for doubtful accounts, the Company considers: (i) the aging of the accounts receivable; (ii) trends within and ratios involving the age of the accounts receivable; (iii) the customer mix in each of the aging categories and the nature of the receivable (i.e. license, consulting, maintenance, etc.); (iv) Our historical provision for doubtful accounts; (v) the credit-worthiness of each customer; (vi) the economic conditions of the customer’s industry; and (vii) general economic conditions, among other factors.

VERSANT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill

      The Company has allocated goodwill at the enterprise level and periodically evaluates whether events and circumstances have occurred that indicate the remaining goodwill may have been impaired. When factors indicate that goodwill should be evaluated for possible impairment, the Company will use an estimate of undiscounted future net cash flows of the asset to determine if impairment has occurred. An impairment in the carrying value of an asset is assessed when the undiscounted, expected future operating cash flows to be derived from the asset are less than its carrying value. If the Company determines that goodwill has been impaired, the impairment is recorded based on the excess of the carrying value of the goodwill over its fair value.

Research and Development

      Costs incurred in the research and development of software products are expensed as incurred until technological feasibility has been established. Once technological feasibility is established, these costs are capitalized under SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technologies. Amounts that could have been capitalized were insignificant and, therefore, no costs have been capitalized to date.

Accrued Liabilities

      Accrued liabilities consisted of the following (in thousands):

	October 31,	October 31,
	2003	2002

Payroll and related	$934	$786
Customer deposits	72	1,255
Taxes payable	637	293
Other	505	734

Total	$2,148	$3,068

Deferred Revenue

      Deferred revenue represents amounts received from customers under license and maintenance agreements that the Company is not yet entitled to recognize as revenue because the earnings process has not been completed.

      Deferred revenue consisted of the following (in thousands):

	October 31,	October 31,
	2003	2002

Maintenance	$3,655	$2,914
Training and consulting	31	36
License	302	633

Total	$3,988	$3,583

VERSANT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Currency Translation

      The functional currency of the Company’s subsidiaries is the local currency. Accordingly, all assets and liabilities are translated into U.S. dollars at the current exchange rate as of the applicable balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Gains and losses resulting from the translation of the financial statements are included in accumulated other comprehensive income (loss) in the accompanying consolidated statements of shareholders’ equity. Currently, the Company does not employ a foreign currency hedge program utilizing foreign currency exchange contracts as the foreign currency transactions, and risks to date have not been significant. Foreign currency transaction gains and losses are reported in results of operations in the period in which they occur.

Guarantees

      Our software license agreements generally include certain provisions for indemnifying customers against liabilities if our software products infringe a third party’s intellectual property rights. To date, we have not incurred any material costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our consolidated financial statements.

      Our software license agreements also generally include a warranty that our software products will substantially operate as described in the applicable program documentation. We also warrant that services we perform will be provided in a manner consistent with industry standards. To date, we have not incurred any material costs associated with these warranties.

Revenue Recognition

      The Company recognizes revenue in accordance with the provisions of Statement of Position (SOP) 97-2, “Software Revenue Recognition” and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. Revenue consists mainly of revenue earned under software license agreements, maintenance agreements and for consulting and training activities.

      The Company uses the residual method to recognize revenue when a license agreement includes one or more elements to be delivered at a future date. If there is an undelivered element under the license arrangement, the Company defers revenue based on vendor-specific objective evidence of the fair value of the undelivered element, as determined by the price charged when the element is sold separately. If vendor-specific objective evidence of fair value does not exist for all undelivered elements, the Company defers all revenue until sufficient evidence exists or all elements have been delivered. The Company defers revenue from license arrangements that require significant modification of the software and/or non-recurring engineering agreements requiring future obligations not yet performed and records it as revenue using contract accounting.

      Revenue from software license arrangements, including prepayment revenue, is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the fee is fixed and determinable; and (4) collection is probable. If an acceptance period or other contingency exists, revenue is recognized upon satisfaction of the contingency, customer acceptance or expiration of the acceptance period.

      The Company licenses its products to end-users, value-added resellers and distributors through two types of perpetual licenses — development licenses and deployment licenses. Development licenses are typically sold on a per seat basis and authorize a customer to develop an application program that uses VDS or Versant enJin. Before that customer may deploy an application that it has developed under a development license, it must purchase deployment licenses based on the number of computers connected to the server that will run the application using the Company’s database management system. For certain applications, the Company offers deployment licenses priced on a per user basis. Pricing of VDS and Versant enJin varies according to several factors, including the number of computer servers on which the application will run and the number of

VERSANT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

users that will be able to access the server at any one time. Customers may elect to simultaneously purchase development and deployment licenses for an entire project. These development and deployment licenses may also provide for prepayment of a nonrefundable amount for future deployment.

      Resellers, including value-added resellers and distributors, purchase development licenses on a per seat basis, on terms similar to those of development licenses sold directly to end-users. Resellers are authorized to sublicense deployment copies of VDS or Versant enJin that are either bundled or embedded in the resellers’ applications and sold directly to end users. Resellers are required to report their distribution of Versant software and are charged a royalty that is based either on the number of copies of application software distributed or computed as a percentage of the selling price charged by the reseller to its end-user customers. Revenue from royalties is recognized when reported by the reseller, and when collection is probable.

      Revenue from the Company’s resale of third-party products is recorded at total contract value with the corresponding cost included in cost of sales when the Company acts as a principal in these transactions and assumes the risks and rewards of ownership, including the risk of loss for collection, delivery or returns. When the Company does not assume the risks and rewards of ownership, revenue from the resale of third-party products or services is recorded at contract value net of the cost of sales.

      Probability of collection is assessed using the following customer information: credit service reports, bank and trade references, public filings, and/or current financial statements. Prior payment experience is reviewed on all existing customers. Payment terms in excess of standard payment terms of 30-90 days net, are granted on an exception basis, typically in situations where customers elect to purchase development and deployment licenses simultaneously for an entire project and are attempting to align their payments with deployment schedules. Extended payment terms are generally only granted to customers with a proven ability to pay at the time the order is received, and with prior approval of the Company’s senior management.

      The Company defers revenue from maintenance and support arrangements and recognizes it ratably over the term of the arrangement, which is typically twelve months. Training and consulting revenue is recognized when a purchase order is received, the services have been performed and collection is deemed probable. Consulting services are billed on an hourly, daily or monthly rate. Training classes are billed based on group or individual attendance.

Comprehensive Income

      Accumulated and other comprehensive income (loss) presented in the accompanying consolidated balance sheets consists of cumulative foreign currency translation adjustments. The tax effects of the components of the comprehensive income (loss) are insignificant.

Net Income (Loss) Per Share

      Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding. Diluted net income (loss) per share is computed by dividing net income (loss) by the sum of the weighted average number of shares outstanding plus the dilutive potential common shares. The dilutive effect of stock options is computed using the treasury stock method, and the dilutive effect of convertible preferred stock is computed using the if converted method. Dilutive securities are excluded from the diluted net income (loss) per share computation if their effect is antidilutive.

VERSANT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The reconciliation of the numerators and denominators of the basic and diluted net loss per share computations is as follows (in thousands, except per share amounts):

	Income (Loss)	Shares	Per Share
	(Numerator)	(Denominator)	Amount

For the Year Ended October 31, 2003:
Basic and diluted net loss per share	$(2,389)	13,682	$(0.17)

For the Year Ended October 31, 2002:
Basic and diluted net loss per share	$(3,390)	12,267	$(0.28)

For the Ten Months Ended October 31, 2001:
Basic and diluted net loss per share	$(7,158)	12,041	$(0.59)

      The following potential shares of common stock have been excluded from the computation of diluted net loss per share because the effect would have been anti-dilutive (in thousands):

			Ten Months
	Year Ended	Year Ended	Ended
	October 31, 2003	October 31, 2002	October 31, 2001

Shares issuable under stock options	3,918	3,947	3,243
Shares issuable pursuant to warrants to purchase common stock	1,333	1,333	1,458
Shares issuable upon conversion of preferred stock	2,627	2,627	2,627

	7,878	7,907	7,328

      The weighted average exercise price of stock options outstanding was $2.66, $3.35, and $3.89 as of October 31 2003, October 31, 2002, and October 31, 2001, respectively. The weighted average exercise price of warrants was $2.13 as of October 31, 2003, October 31, 2002 and October 31, 2001.

Stock-based Compensation

      The Company applies APB Opinion No. 25 and related interpretations in accounting for its option plans, and grants options at or above the underlying market price of its common stock. Had compensation cost for the Company’s stock plans and employee stock purchase plan been determined based on the fair value at the grant dates for the awards calculated in accordance with SFAS No. 123, the Company’s net loss and net loss

VERSANT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

per share would have increased to the pro forma amounts indicated below (in thousands except for per share amounts):

				Ten Months
		Year Ended	Year Ended	Ended
		October 31,	October 31,	October 31,
		2003	2002	2001

Net loss	As reported	$(2,389)	$(3,390)	$(7,158)
Stock compensation recognized under APB 25		1,209	—	—
Compensation expense under SFAS 123 related to:
Stock based compensation		(1,209)	—	—
Stock option plans		(1,361)	(2,057)	(2,096)
Employee stock purchase plans		(109)	(138)	(165)

	Pro forma	$(3,859)	$(5,585)	$(9,419)
Basic net loss per share	As reported	$(0.17)	$(0.28)	$(0.59)
	Pro forma	$(0.28)	$(0.46)	$(0.78)
Diluted net loss per share	As reported	$(0.17)	$(0.28)	$(0.59)
	Pro forma	$(0.28)	$(0.46)	$(0.78)

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

			Ten Months
	Year Ended	Year Ended	Ended
	October 31,	October 31,	October 31,
	2003	2002	2001

Risk free interest rate	2.25%	3.5%	4.3%
Dividend yield	0%	0%	0%
Volatility	113%	107%	107%
Expected life	3 years	3 years	3 years

      The fair value of employee stock purchase rights granted under the 1996 Employee Stock Purchase Plan was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

			Ten Months
	Year Ended	Year Ended	Ended
	October 31,	October 31,	October 31,
	2003	2002	2001

Risk free interest rate	1.81%	2.39%	4.42%
Dividend yield	0%	0%	0%
Volatility	107%	107%	107%
Expected life	0.5-2 years	0.5-2 years	0.5-2 years

Segment and Geographic Information

      The Company is organized geographically and by line of business. The Company has three major line of business reporting segments: license, support and consulting/training. The Company’s chief operating decision-maker (the Company’s CEO) evaluates each of these line of business reporting segments on a regular basis. However, the Company also evaluates certain line of business segments by vertical industries as

VERSANT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

well as by product categories. While management evaluates results in a number of different ways, the line of business management structure is the primary basis upon which it assesses financial performance and allocates resources.

      The license line of business includes two principal product offerings: a sixth generation object oriented database management system, Versant Developer Suite or VDS (formerly ODBMS), and Versant enJin, a transaction accelerator for application servers. Versant enJin accelerates Internet transactions for the application server environment. The support line of business provides customers with a wide range of support services that include on-site telephone or internet access to support personnel, as well as software upgrades. The consulting and training line of business provides customers with a wide range of consulting and training services to assist them in evaluating, installing and customizing VDS or Versant enJin, as well as training classes on the use and operation of the Company’s products.

      The accounting policies of the line of business reporting segments are the same as those described in the summary of significant accounting policies. The Company does not track assets by reporting segments. Consequently, it is not practicable to show assets by reporting segment.

      The table below presents a summary of reporting segments (in thousands):

			Ten Months
	Year Ended	Year Ended	Ended
	October 31,	October 31,	October 31,
	2003	2002	2001

Revenues from unaffiliated customers:
License	$9,082	$10,106	$7,362
Support	6,076	5,300	5,135
Consulting and training	6,901	4,550	11,412

Total revenue	22,059	19,956	23,909

Gross profit:
License	8,239	9,204	6,728
Support	4,764	4,009	3,944
Consulting and training	890	509	866
Amortization of intangibles	(91)	—	—

Total gross profit	13,802	13,722	11,538
Other operating expenses	15,305	17,331	18,528
Stock based compensation expense	1,209	—	22
Other income (expense)	397	287	(53)

Loss before taxes	$(2,315)	$(3,322)	$(7,065)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The table below presents the Company’s revenue by geographic region (in thousands):

			Ten Months
	Year Ended	Year Ended	Ended
	October 31,	October 31,	October 31,
	2003	2002	2001

Total revenue attributable to:
United States	$16,622	$13,510	$17,438
Germany	2,001	2,404	2,286
France	99	338	885
United Kingdom	2,590	2,618	2,470
Australia	43	138	292
Japan	656	713	538
Other	48	235	—

Total	$22,059	$19,956	$23,909

      The Company’s long-lived assets residing in countries other than the United States are insignificant and thus have not been disclosed.

Concentration of Credit Risk

      Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of accounts receivable. The Company performs periodic credit evaluation of its customers’ financial condition. The Company generally does not require collateral on accounts receivable because the majority of the Company’s customers are large, well established companies. The Company provides reserves for estimated credit losses in accordance with management’s ongoing evaluation.

      In the year ended October 31, 2003, IBM represented 19% of total revenues. In the year ended October 31, 2002, IBM represented 14% of total revenues. In the ten months ended October 31, 2001, two customers accounted for approximately 28% and 11% of total revenue, respectively. Two customers each represented 15% and IBM represented 13% of accounts receivable at October 31, 2003. One customer represented 15% of accounts receivable at October 31, 2002.

3.     Restructuring Costs

      On October 31, 2001, the Company implemented a restructuring plan aimed at optimizing performance in Europe. The primary goal was to reduce operating expenses, while maintaining current revenue streams in Europe. As a result, the Company changed its distribution in France from a wholly owned subsidiary to an independent distributor. The Company incurred one-time costs related to employee severance payments, related benefit and outplacement expenses, termination of the building lease and accounting and legal costs associated with the closure of the office and the write-off of the carrying value of fixed assets. The total cost of the restructuring was estimated at $668,000 and was recorded as restructuring costs in operating expenses in the ten months ended October 31, 2001.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the Company’s restructuring activity through October 31, 2003:

	Balance at			Balance at
	October 31,	FY 2003	FY 2003	October 31,
Restructuring Costs	2001	Usage	Usage	2003

Employee severance and related costs	$290,000	$(290,000)	$—	$—
Lease termination and building costs	160,000	(160,000)	—	—
Professional fees	110,000	(101,454)	(8,546)	—
Write-off of fixed assets	62,000	(62,000)	—	—
Write-off of other current assets and liabilities	46,000	(46,000)	—	—

Total restructuring	$668,000	$(659,454)	$(8,546)	$—

4.     Recently Issued Accounting Pronouncements

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS 148 amends FASB Statement No. 123 (SFAS 123), Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company has adopted the disclosure provisions of SFAS 148 herein. The adoption of SFAS 148 had no material effect on our financial position, results of operation or cash flows.

      In November 2002, the EITF reached a consensus on Issue No. 00-21 (EITF 00-21), Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 is effective for interim periods beginning after June 15, 2003. The adoption of EITF 00-21 had no material effect on our financial position, results of operations or cash flows.

      In November 2002, the FASB issued Interpretation No. 45 (Interpretation 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of Interpretation 45 had no material effect on our financial position, results of operations or cash flows.

      In July 2001, the FASB issued SFAS No. 142, Goodwill and Intangible Assets, which supersedes APB Opinion No. 17, Intangible Assets. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually (unless indication of impairment becomes apparent sooner) using the fair value approach (except in certain circumstances), while other intangible assets continue to be valued and amortized over their estimated lives, and in-process research and development continues to be written off immediately. All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting and, effective January 1, 2002 for fiscal years commencing after December 31, 2001, existing goodwill is no longer subject to amortization. Due to the Company’s 2001 change in fiscal year-end from December 31 to October 31, the Company adopted SFAS No. 142 effective November 1, 2002. As of October 31, 2002, the Company had goodwill of $948,000, which will no longer be

VERSANT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amortized Had SFAS 142 been effective in fiscal 2002 and 2001, reported net income and earnings per share would have been adjusted as follows:

	For the Year Ended October 31,

	2003	2002	2001

	($000s except for loss-per-share
	amounts)
Reported net loss	$(2,389)	$(3,390)	$(7,158)
Add back: Goodwill amortization	—	202	396
Adjusted net loss	$(2,389)	$(3,188)	$(6,762)

Basic and diluted loss per share:
Reported net loss	$(0.17)	$(0.28)	$(0.59)
Goodwill amortization	—	0.02	0.03
Adjusted net loss	$(0.17)	$(0.26)	$(0.56)

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB SFAS No. 13, and Technical Corrections. SFAS 145 rescinds SFAS 4, Reporting Gains and Losses from Extinguishment of Debt-an amendment of APB Opinion No. 30, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS No. 145 also makes non-substantive technical corrections to existing pronouncements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002 with earlier adoption encouraged. The adoption of SFAS No. 145 did not have a material effect on the Company’s financial position, results of operations or cash flows.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). This statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. This statement also establishes that fair value is objective for initial measurement of the liability. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material effect on the Company’s financial position, results of operations or cash flows.

      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material effect on our financial position, results of operations or cash flows.

5. Lease Obligations

      In November 1996, the Company entered into an agreement to lease its corporate headquarters facility under a ten-year operating lease agreement commencing on June 1, 1997 and expiring on May 31, 2007. The terms of the lease provide for certain increases in rental payments during the lease term. Rental expense under this agreement, including contractual payment increases is recognized on a straight-line basis. The Company also leases field office space in Europe and India, generally under multi-year operating lease agreements. Consolidated rent expense for the year ended October 31, 2003, the year ended October 31, 2002 and the ten

VERSANT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

month period ended October 31, 2001, was approximately $1,425,000, $1,545,000, and $1,405,000, respectively.

      The Company’s future annual minimum lease payments at October 31, 2003 under non-cancelable operating leases were as follows (in thousands):

Year Ending October 31,	Amount

2004	1,364
2005	1,378
2006	1,347
2007	1,511

$5,600

6. Line of Credit

      The Company has a revolving credit line with a wholly owned subsidiary of its existing bank that expires on July 18, 2004. The maximum amount that can be borrowed under this line is $5.0 million. As of October 31, 2003, there was $500,000 outstanding on this line. Borrowings are limited to the amount of eligible accounts receivable and are secured by a lien on substantially all of the Company’s assets. Any borrowings would bear interest at the bank’s prime rate plus 4.00% (8.00% at October 31, 2003). The loan agreement contains no financial covenants, but prohibits the payment of cash dividends and mergers and acquisitions without the bank’s prior approval.

7. Shareholders’ Equity

Series A Convertible Preferred Stock

      Preferred stock consists of Series A Convertible Preferred Stock. Each share of Series A is convertible, at the election of the holder, into two shares of common stock. The holders of Series A are generally entitled to a number of votes equal to 50% of the number of shares of common stock into which the Series A is convertible. A consolidation or merger of the Company which effects a change in control is deemed to be a liquidation. The holders of Series A are also provided with certain voting protective provisions. See also Note 12 to these notes to consolidated financial statements.

1996 Equity Incentive Plan

      In May 1996, the Company’s Board of Directors adopted the 1996 Equity Incentive Plan (the “1996 Equity Plan”), and the Company’s shareholders approved the 1996 Equity Plan in June 1996. The 1996 Equity Plan provides for the grant of stock options and stock bonuses and the issuance of restricted stock by the Company to its employees, officers, directors, consultants, independent contractors and advisors. Any authorized shares that are not issued or subject to outstanding grants under the Company’s 1989 Stock Option Plan became available for grant and issuance in connection with future awards under the 1996 Equity Plan. As of October 31, 2003, 4,843,143 shares of common stock had been authorized for issuance under the 1996 Equity Plan; this includes any shares previously issuable under the 1989 Option Plan and now issuable under the 1996 Equity Plan. As of October 31, 2003, 1,407,385 shares remained available for future option grants and 3,435,758 options are outstanding under the 1996 Equity Plan.

1996 Directors Stock Option Plan

      In May 1996, the Company’s Board of Directors adopted the 1996 Directors Stock Option Plan (the “Directors Plan”), and the Company’s shareholders approved the Directors Plan in June 1996. The Directors

VERSANT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Plan provides for the grant of nonqualified stock options to non-employee directors of the Company, including automatic grants of options to purchase 10,000 shares of common stock to non-employee directors that were granted concurrently with the Company’s initial public offering, options to new non-employee directors to purchase 40,000 shares of common stock granted on the date on which the new director joins the Board and an additional option to purchase 20,000 shares of common stock to each eligible director on each anniversary date of his initial option grant under the Directors Plan if he has served continuously as a member of the Board since the date he was first granted an option under the Directors Plan. The exercise price of all options granted under the Directors Plan is the fair market value of the common stock on the date of grant. All options granted under the Directors Plan vest as to 50% of the shares on each of the first two anniversaries following the date of grant, provided the optionee continues as a member of the Board or as a consultant to the Company. As of October 31, 2003, the Company had authorized 525,000 shares of Common stock for issuance under the Directors Plan. As of October 31, 2003, 230,000 shares remained available for future option grants and 295,000 options were outstanding under the 1996 Directors Stock Option Plan.

Shares Reserved for Future Issuance

      As of October 31, 2003, the Company had reserved shares of common stock for the following purposes:

Employee stock purchase plan	344,056
Stock options available for grant	1,637,385
Conversion of preferred stock	2,627,486
Stock options issued to non-employees	68,500
Exercise of warrants outstanding	1,332,796
Exercise of employee stock options outstanding	3,662,258

9,672,481

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Options

      Option activity under all of the Company’s option plans is as follows:

	Options	Number of	Weighted
	Available for	Shares	Average
	Grant	Outstanding	Exercise Price

Balance at December 31, 2000	358,539	2,523,648	$5.11
Authorized	1,600,550	—	—
Granted	(1,510,100)	1,510,100	2.45
Exercised	—	(87,945)	1.19
Canceled	702,411	(702,411)	5.11

Balance at October 31, 2001	1,151,400	3,243,492	$3.89
Authorized	850,000	—	—
Granted	(973,800)	973,800	1.52
Exercised	—	(13,420)	1.30
Canceled	444,499	(444,499)	3.34

Balance at October 31, 2002	1,472,099	3,759,273	$3.35
Authorized	250,000	—	—
Granted	(1,429,695)	1,429,695	0.91
Exercised	—	(113,229)	0.93
Canceled	1,344,981	(1,344,981)	2.87

Balance at October 31, 2003	1,637,385	3,730,758	$2.66

      The following table summarizes information concerning outstanding and exercisable options at October 31, 2003.

	Options Outstanding
				Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
	Outstanding at	Remaining	Average	Exercisable at	Average
	October 31,	Contractual	Exercise	October 31,	Exercise
Exercise Prices	2003	Life	Price	2003	Price

From $0.42 to $0.61	242,834	9.12	$0.55	68,475	$0.55
From $0.65 to $0.90	766,095	9.07	0.87	196,559	0.88
From $1.05 to $1.60	897,634	7.84	1.45	639,397	1.41
From $1.66 to $2.50	610,797	6.47	2.20	530,161	2.24
From $2.66 to $4.00	421,592	6.70	3.10	386,870	3.11
From $4.13 to $5.69	327,521	6.19	5.00	326,742	5.00
From $6.31 to $8.19	456,385	5.21	7.39	456,189	7.39
$18.00	7,900	3.98	18.00	7,900	18.00

	3,730,758	7.35	2.66	2,612,293	3.31

1996 Employee Stock Purchase Plan

      In May 1996, the Board adopted the 1996 Employee Stock Purchase Plan (the “Purchase Plan”). The Company’s shareholders approved the Purchase Plan in June 1996. At that time, the Company reserved 650,000 shares of common stock for issuance under the Purchase Plan. The Purchase Plan enables eligible

VERSANT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

employees to purchase common stock at 85% of the lower of the fair market value of the Company’s common stock on the first business day of each offering period, which is 24 months in length, or the last day of each purchase period, which is 6 months in length. For the year ended October 31, 2003, employees purchased 97,696 shares of common stock at an average price of $0.74 per share. For the year ended October 31, 2002, employees purchased 232,092 shares of common stock at an average price of $1.32 per share.

Stock Based Compensation

      The Company recorded $337,000 of stock based compensation expense in 1999 related to 125,000 options granted to a public relations firm pursuant to a November 1, 1999 agreement. These options were exercisable in full at a weighted average of $4.45 per vested share. The agreement also granted a monthly retainer of $5,000 for services provided. These options expired in November of 2002. In January of 2001, the Company renewed the agreement, which includes compensation to the public relations firm for services rendered at a monthly rate of $6,000 and 62,500 non-qualified stock options under its 1996 Equity Incentive Plan. Of the 62,500 options granted, 6,500 vested in full at $1.61 per share, and the remaining 56,000 options vested based upon meeting certain performance criteria. The non-vested options were exercisable at a weighted average exercise price of $4.67 per share. The vested and unvested options expired in November 2002. In September of 2003, the company entered into a new agreement with this firm that granted 62,500 options that vested in full at $2.00 per share. The Company recorded $22,000 to stock based compensation expense in 2001 and $69,513 to stock based compensation expense in 2003, related to these options.

      In October of 2003, the Company recorded $4,976 of stock based compensation expense related to 6,000 options granted to a marketing consultant pursuant to a February 29, 2003 agreement. In October of 2003, the Company also recorded $5,709 of stock based expense related to 3,000 and 250 options granted to a sales consultant pursuant to July 2002 and a November 2002 agreement, respectively.

      In October of 2003, the Company also recorded $1.2 million of stock based compensation expense for the release of repurchase restrictions on employee owned shares (“Contingent Shares”) that were issued to the former stockholders of Mokume Software, Inc. (“Mokume”) and were subject to repurchase by the Company if Versant’s real-time computing business did not achieve certain operating results within a defined time period (the “Earn-out Contingency”) and in some cases, subject to repurchase to other monthly vesting restrictions. The release of these repurchase restrictions was effected pursuant to an Amendment Agreement dated September 26, 2003, between the Company and certain of the former stockholders of Mokume (“Mokume Stockholders”), which amended the Agreement and Plan of Reorganization dated as of November 19, 2002 pursuant to which Versant acquired Mokume (the “Mokume Merger Agreement”). See note 9.

8.	Income Taxes

      The Company accounts for income taxes pursuant to the provisions of SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted statutory tax rates in effect at the balance sheet date. The Company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding that realizability exists.

VERSANT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Income (loss) before provision for income taxes consisted of (in thousands):

			Ten Months
	Year Ended	Year Ended	Ended
	October 31,	October 31,	October 31,
	2003	2002	2001

United States	$(3,800)	$(4,266)	$(6,039)
International	1,485	944	(1,026)

	$(2,315)	$(3,322)	$(7,065)

      The provision for income taxes consisted of the following (in thousands):

			Ten Months
	Year Ended	Year Ended	Ended
	October 31,	October 31,	October 31,
	2003	2002	2001

Current:
Federal	$—	$—	$—
State	—	—	—
Foreign withholding	74	68	93

Total current	74	68	93
Deferred:
Federal	—	—	—
State	—	—	—

Total deferred	—	—	—

Total provision for income taxes	$74	$68	$93

      The provision for income taxes differs from the amount estimated by applying the statutory federal income tax rate to income (loss) before taxes as follows (in thousands):

			Ten Months
	Year Ended	Year Ended	Ended
	October 31,	October 31,	October 31,
	2003	2002	2001

Federal tax (benefit) at statutory rate	$(810)	$(1,162)	$(2,473)
State tax (benefit) at statutory rate, net of federal benefit	(142)	(115)	(223)
Change in valuation allowance	790	1,000	2,682
Foreign tax differential	17	268	7
Other	219	77	100

Provision for income taxes	$74	$68	$93

Effective tax rate	—	—	—

VERSANT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of the net deferred tax asset were as follows (in thousands):

	October 31,	October 31,	October 31,
	2003	2002	2001

Deferred tax asset:
Net operating loss carryforwards	$16,582	$15,808	$15,247
Tax credit carryforwards	3,302	3,071	2,959
Other	617	832	650

	20,501	19,711	18,856
Valuation allowance	(20,501)	(19,711)	(18,856)

Net deferred tax asset	$—	$—	$—

      At October 31, 2003, the Company had federal and state net operating loss carryforwards of $45.5 million and $11.3 million, respectively and tax credit carryforwards of $3.3 million expiring on various dates through 2023. Due to the Company’s history of operating losses, the Company believes that there is sufficient uncertainty regarding the realizability of these carryforwards and, therefore, a valuation allowance of approximately $20.5 million has been recorded against the Company’s net deferred tax assets of approximately $20.5 million. Approximately $1.5 million of the valuation allowance for deferred tax assets is attributable to employee stock option deductions, the benefit from which will be allocated to additional paid-in capital when and if subsequently realized. The Company will continue to assess the realizability of the tax benefit available based on actual and forecasted operating results.

      Due to “change in ownership” provisions of the Internal Revenue Code of 1986, the availability of net operating loss and tax carryforwards to offset federal taxable income in future periods is subject to an annual limitation.

9.	Acquisitions

Mokume Software, Inc.

      On November 19, 2002, the Company acquired 100% of the outstanding common stock of Mokume Software, Inc. (“Mokume”). Mokume developed, real-time computing software solutions and related services for customers in the manufacturing industry to improve their business processes and logistics. Mokume became part of our Real-Time Solutions business unit which is currently developing software products and technologies for building real-time computing software applications that link real-time data sources to an enterprise’s central software databases. Real-time computing solutions enable an enterprise to obtain information in real time from different parts of its operations in order to make better decisions based on up-to-the-minute information. To date, the Company has offered real-time consulting services and one real-time product, Versant Real-Time Framework (VRTF). The Company expects that its object database technology will be an integral part of the Company’s real-time solution offerings.

      A total of 2.4 million shares of common stock were issued for our acquisition of Mokume in November 2002, 1.2 million shares of which (the “Contingent Shares”) were subject to repurchase by the Company unless certain operational targets relating to the acquired business were achieved (the “Earn-out Contingency”) or, in some cases, if certain vesting conditions were not satisfied. The initial aggregate purchase price for the acquisition of Mokume was $843,417, which included the issuance of 1.2 million shares of common stock of the Company, valued at $630,240, and $213,177 in acquisition related costs. In the three months ended July 31, 2003 we recorded $53,400 in additional acquisition related costs. The value of the common shares issued was determined based on the market price of the Company’s common shares of $0.52 on November 19, 2002, the acquisition date. On September 26, 2003, the Company entered into an Amendment

VERSANT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Agreement, which amended the original merger agreement with Mokume of November 19, 2002 (“Mokume Merger Agreement”), as follows:

1. A total of 363,600 of the Contingent Shares were forfeited by the former Mokume stockholders and cancelled without consideration, and the remaining 848,400 Contingent Shares are no longer subject to forfeiture or repurchase by Versant and were released from the Earn-Out Contingency and any vesting restrictions that were applicable to them.

2. Subject to certain conditions, the 2,060,400 shares issued under the Mokume Merger Agreement that remained outstanding are to be released from the risk of forfeiture to satisfy claims for indemnification made by Versant under the Mokume Merger Agreement in installments over time as follows:

•	606,400 shares were released from potential forfeiture under indemnification claims on September 26, 2003.

•	The balance of 1,454,000 shares are to be released in various increments at various times during the one-year period beginning on November 19, 2003 and ending November 19, 2004, when all shares not previously forfeited would be released from indemnification claims.

3. The Amendment Agreement also provides the former Mokume stockholders certain rights to satisfy Versant indemnification claims in cash in lieu of shares of the Company’s stock issued under the Mokume Merger Agreement.

      The accelerated vesting of shares owned by non-employees was recorded as additional goodwill in the amount of $290,000. As of October 31, 2003 the Mokume goodwill balance is $706,817. In accordance with SFAS 142, the goodwill will not be amortized but will be reviewed for impairment on an annual basis. The Company anticipates that any additional contingent consideration will be allocated to goodwill. The consolidated statement of operations for the year ended October 31, 2003 includes the results of operations relating to Mokume’s business activity subsequent to the date of acquisition. If the results of the two companies were combined on a pro forma basis for the year ended October 31, 2003, the difference between pro forma results and actual results reported herein would be immaterial.

      The following table summarizes the purchase price allocation:

Purchased technology	$480,000
Goodwill	706,817
Total assets acquired	$1,186,817

      The Company obtained an independent appraiser’s valuation to determine the amounts allocated to purchased technology and goodwill. The valuation analysis utilized the income approach and utilized the relief from royalty and cost approaches as reasonableness checks. Based on this valuation, $480,000 was allocated to purchased technology, which represented the fair market value of the technology for each of the existing products, as of the date of the acquisition. The purchased technology was assigned a useful life of five years and will be amortized to cost of goods sold. Amortization of purchased technology related to the acquisition of Mokume was $91,000 for the twelve months ended October 31, 2003.

Soft Mountain

      On September 15, 1998, the Company acquired 100% of the outstanding equity of Soft Mountain S.A. (“Soft Mountain”), a French company, in return for approximately $136,000 in cash and 245,586 shares of the Company’s common stock, valued at $2.625 per share. The acquisition of Soft Mountain was accounted for using the purchase method of accounting and resulted in the Company recording goodwill of $1.2 million. In November 1999, the Company issued an additional 30,000 shares of common stock to the original

VERSANT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shareholders of Soft Mountain in connection with the acquisition. This additional cost was added to the original goodwill amount. The Company wrote off the remaining balance of goodwill in the amount of $555,000 during 2001, due to an impairment in the carrying value of the asset and the closure of the French office.

11.	Warrants

      In connection with the issuance of Series A Convertible Preferred Stock in fiscal 1999, the Company issued warrants to purchase 1,489,799 shares of the Company’s common stock for cash consideration of $73,357. In September 2000 warrants to purchase 158,450 shares of common stock were exercised for a total of $338,000. The warrants have an exercise price of $2.13 per share, were immediately exercisable and expire upon the earlier of:

(1) July 11, 2004;

(2) an acquisition of the Company (whether by merger, consolidation, tender offer or otherwise) in which the Company’s shareholders prior to the acquisition own less than a majority of the surviving corporation, or the sale of all or substantially all of the Company’s assets; or

(3) 15 business days after the Company gives notice to the holder that the Company’s stock price has closed above $12.00 for 45 consecutive business days.

      At October 31, 2003, warrants to purchase 1,331,349 shares of common stock are still outstanding.

      Each investor also agreed not to purchase more than 100,000 additional shares in the Company without the Company’s approval so long as such investor holds more than 5% of the Company’s outstanding securities. See Note 12 to these notes to consolidated financial statements.

12.	Subsequent Events

      On September 27, 2003, we signed an Agreement and Plan of Merger with Poet Holdings, Inc., a Delaware corporation (“Poet”), and Puma Acquisition, Inc., a wholly owned subsidiary of Versant (“Merger Sub”). Subject to the terms of this agreement, Poet will become a wholly-owned subsidiary of Versant. Upon consummation of the Merger, each outstanding share of Poet common stock will be exchanged for 1.4 shares of Versant common stock, and options and warrants to purchase Poet common stock will be exchanged for options to purchase shares of Versant common stock according to the same exchange ratio. Poet is a publicly held developer of object database management and e-commerce software, whose stock is traded on the Frankfurt Stock Exchange. The proposed merger is intended to qualify as a tax-free reorganization. The Merger Agreement calls for Versant to reduce the size of its Board of Directors to five directors upon effectiveness of the merger, with the board of directors immediately after consummation of the Merger to be composed of two directors from Poet and three directors (including Versant’s CEO, Nick Ordon) from Versant. If the Merger Agreement is terminated without consummation of the merger in certain circumstances, a party to the Merger Agreement would become obligated to pay the other party certain termination fees as described in the Merger Agreement ranging from $500,000 to $1,000,000.

      In connection with the execution of the Merger Agreement, Versant and Vertex Technology Fund, Ltd., Vertex Technology Fund (II), Ltd. and the Joseph M. Cohen Family Limited Partnership (collectively, the “Preferred Shareholders”) have entered into a Preferred Stock Conversion Agreement (the “Conversion Agreement”) pursuant to which the Preferred Shareholders have agreed to vote for certain actions that would cause their 1,313,743 outstanding shares of Versant Series A Preferred Stock to be converted into shares of Versant common stock effective upon consummation of the proposed Merger with Poet. The conversion of the Preferred Shareholders’ shares of Series A Preferred Stock would occur at an increased conversion rate that would result in each such share of Series A Preferred Stock being converted into three shares of Versant

VERSANT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

common stock. Currently, each outstanding share of Versant’s Series A Preferred Stock is convertible into two shares of common stock. In addition, in exchange for this agreement to convert, effective upon such conversion, warrants to purchase a total of 1,331,349 shares of Versant common stock held by the Preferred Shareholders would be amended to reduce the exercise price of such warrants from $2.13 to $1.66 per share of common stock and to extend the term of such warrants by one year.

VERSANT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

	Balance at	Additions
	Beginning	Charged to		Balance at
	of Period	Income	Deductions	End of Period

	(In thousands)
Allowance for doubtful accounts:
Ten months ended October 31, 2001	$551	302	371	$482
Year ended October 31, 2002	$482	296	91	$687
Year ended October 31, 2003	$687	139	568	$258

POET HOLDINGS, INC. FINANCIAL STATEMENTS

      The following financial statements of Poet Holdings, Inc., are filed as part of this joint proxy statement/ prospectus:

Independent Auditors’ Report	F-31
Consolidated Balance Sheets as December 31, 2002 and 2001	F-32
Consolidated Statements of Operations for the Year Ended December 31, 2002, December 31, 2001 and December 31, 2000	F-33
Consolidated Statements of Changes in Stockholders’ Equity for the Year Ended December 31, 2002, December 31, 2001 and December 31, 2000	F-34
Consolidated Statements of Cash Flows for the Year Ended December 31, 2002, December 31, 2001 and December 31, 2000	F-35
Notes to Consolidated Financial Statements	F-36
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2002 and September 30, 2003	F-50
Unaudited Condensed Consolidated Statements of Operations for the Three and Nine Months ended September 30, 2002 and 2003	F-51
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months ended September 30, 2002 and 2003	F-52
Notes to Unaudited Condensed Consolidated Financial Statements	F-53

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of Poet Holdings, Inc.:

      We have audited the accompanying consolidated balance sheets of Poet Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the consolidated financial statement schedule listed in Item 15(a) 2. These consolidated financial statements and the consolidated financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the consolidated financial statement schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set therein.

DELOITTE & TOUCHE LLP

San Jose, California

January 25, 2003

POET HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

	(In thousands, except share
	and par value amounts)
ASSETS
Current assets:
Cash and equivalents	$9,055	$10,905
Short term investments	2,981	10,899
Accounts receivable (net of allowances of $227 and $508 in 2002 and 2001, respectively)	1,532	1,993
Inventories and other current assets	269	450

Total current assets	13,837	24,247
Property and equipment, net	541	1,074
Other assets	834	317

Total assets	$15,212	$25,638

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$513	$582
Accrued liabilities	1,154	1,564
Restructuring accruals	725	—
Deferred revenue	419	890
Current portion of long-term obligations	—	57

Total current liabilities	2,811	3,093

Commitments and contingencies (Note 9)
Stockholders’ equity:
Preferred stock, $0.001 par value; 3,000,000 shares authorized; no shares outstanding	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized
Shares outstanding: 2002 — 10,893,646; 2001 — 10,876,912	11	11
Additional paid-in capital	66,291	66,331
Deferred stock compensation	—	(126)
Accumulated deficit	(54,533)	(43,954)
Accumulated other comprehensive income	632	283

Total stockholders’ equity	12,401	22,545

Total liabilities and stockholders’ equity	$15,212	$25,638

See accompaying notes to Poet’s consolidated financial statements.

POET HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,

	2002	2001	2000

	(In thousands, except per share amounts)
Revenues:
Product	$4,421	$6,435	$9,114
Consulting and training	1,309	1,493	1,358
Support and maintenance	1,750	1,883	1,755

Total revenues	7,480	9,811	12,227

Operating expenses:
Cost of product	443	278	339
Cost of consulting and training	1,279	1,268	1,195
Cost of support and maintenance	1,368	1,209	1,288
Selling and marketing	7,275	12,808	13,092
Research and development	3,935	3,901	4,448
General and administrative	2,390	3,272	3,631
Restructuring costs	1,832	—	—
Amortization of deferred stock compensation*	72	227	444

Total operating expenses	18,594	22,963	24,437

Operating loss	(11,114)	(13,152)	(12,210)

Other income (expense):
Interest expense	(2)	(19)	(38)
Interest income and other, net	608	1,206	2,460

Total other income, net	606	1,187	2,422

Loss before income taxes	(10,508)	(11,965)	(9,788)
Income tax expense	(71)	(96)	(47)

Net loss	$(10,579)	$(12,061)	$(9,835)

Other comprehensive income (loss)	349	(117)	(56)

Comprehensive loss	$(10,230)	$(12,178)	$(9,891)

Basic and diluted net loss per share (Note 1)	$(0.97)	$(1.11)	$(0.92)

Shares used in computing basic and diluted net loss per share	10,886	10,829	10,653
*Amortization of deferred stock compensation
Cost of consulting and training	$9	$24	$51
Cost of support and maintenance	3	11	20
Selling and marketing	31	100	197
Research and development	21	66	127
General and administrative	8	26	49

	$72	$227	$444

See accompaying notes to Poet’s consolidated financial statements.

POET HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional			Accumulated Other	Total
			Paid-in	Deferred Stock	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Compensation	Deficit	Income (Loss)	Equity

	(In thousands, except share data)
Balances at January 1, 2000	10,547,106	$11	$65,582	$(927)	$(22,058)	$456	$43,064
Exercise of common stock options and warrants	271,761	—	765				765
Amortization and reversals of deferred stock compensation			(130)	574			444
Net loss					(9,835)		(9,835)
Foreign currency translation adjustment						(38)	(38)
Unrealized loss on investments						(18)	(18)

Balances at December 31, 2000	10,818,867	11	66,217	(353)	(31,893)	400	34,382
Common stock issued under stock plans, net of cancellations	58,045	—	114				114
Amortization of deferred stock compensation				227			227
Net loss					(12,061)		(12,061)
Foreign currency translation adjustment						(103)	(103)
Unrealized loss on investments						(14)	(14)

Balances at December 31, 2001	10,876,912	11	66,331	(126)	(43,954)	283	22,545
Common stock issued under stock plans, net of cancellations	16,734	—	14				14
Amortization and reversals of deferred stock compensation			(54)	126			72
Net loss					(10,579)		(10,579)
Foreign currency translation adjustment						346	346
Unrealized loss on investments						3	3

Balances at December 31, 2002	10,893,646	$11	$66,291	$0	$(54,533)	$632	$12,401

See accompanying notes to Poet’s consolidated financial statements.

POET HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002	2001	2000

	(In thousands)
Cash flows from operating activities:
Net Loss	$(10,579)	$(12,061)	$(9,835)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	742	746	559
Restructuring expenses non-cash	134	—	—
Amortization of deferred stock compensation	72	227	444
Amortization of investment discounts	(236)	(265)	(18)
Changes in assets and liabilities:
Accounts receivable	720	1,658	(1,693)
Inventories and other current assets	106	(24)	(127)
Other assets	126	(95)	(27)
Accounts payable and accrued liabilities	82	(943)	201
Deferred revenue	(512)	(143)	213

Net cash used in operating activities	(9,345)	(10,900)	(10,283)
Cash flows from investing activities:
Purchases of property and equipment	(218)	(555)	(1,300)
Purchases of short-term and long-term investments	(18,486)	(25,313)	(60,824)
Proceeds from sales and maturities of short-term investments	26,637	29,087	55,712
Loan receivable issued	—	—	(2,394)
Investments in Fast Objects, Inc. and other	(478)	—	—
Loan receivable payments received	—	—	2,288

Net cash provided by (used in) investing activities	7,455	3,219	(6,518)
Cash flows from financing activities:
Repayments of debt	(67)	(231)	(310)
Common stock issued, net of issuance costs	32	114	765

Net cash provided by (used in) financing activities	(35)	(117)	455
Effect of exchange rate changes on cash and equivalents	75	(44)	54

Decrease in cash and equivalents	(1,850)	(7,842)	(16,292)
Cash and equivalents — beginning of year	10,905	18,747	35,039

Cash and equivalents — end of year	$9,055	$10,905	$18,747

Supplemental disclosure of cash flow information:
Interest paid	$2	$14	$42

Taxes paid	$57	$79	$19

Non-cash financing and investment activities
Deferred stock compensation	$—	$—	$(130)

See accompanying notes to Poet’s consolidated financial statements.

POET HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2001 and 2000

1.     Business and Significant Accounting Policies

      Business — The principal business activities of Poet Holdings, Inc. and its subsidiaries are the design and marketing of innovative data management software and solutions that allow organizations to share, manage and manipulate complex information and to facilitate effective business-to-business processes and information exchange over the Internet. Its database management system utilizes and supports complex, multidimensional data models and standard Internet programming languages. Poet’s Internet solutions provide its customers with the ability to author, manipulate and electronically distribute complex business documents based on advanced exchange protocols using the Internet as a new means to increase customer relationships, accelerate business processes and reduce costs, thereby facilitating effective business-to-business information exchange. Poet was incorporated in the state of Delaware in November 1994.

      Consolidation — The accompanying consolidated financial statements include the accounts of Poet and its wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

      Cash Equivalents — Poet considers all highly liquid debt instruments with a remaining maturity of three months or less when purchased to be cash equivalents.

      Inventories — Inventories, consisting primarily of manuals and magnetic media, are stated at the lower of cost (first-in, first-out (FIFO) basis), or market value.

      Investments — Investments purchased with original maturities greater than three months and with maturities less than one year from the balance sheet date are classified as short-term investments. Investments with maturities one year or greater from the balance sheet date are classified as long-term investments. Poet accounts for investments in accordance with (Statement of Financial Accounting Standards) SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” Poet’s policy is to protect the value of its investment portfolio and to minimize principal risk by earning returns based on current interest rates. While Poet’s practice is to hold debt securities to maturity, Poet has classified all debt securities as available-for-sale securities, as the sale of such securities may be required prior to maturity to implement management strategies. The carrying value of all securities is adjusted to fair market value, with unrealized gains or losses being excluded from earnings and reported as a separate component of stockholders’ equity. Cost is based on the specific identification method for purposes of computing realized gains and losses.

      Property and Equipment — Property and equipment are stated at cost. Depreciation is generally computed on a straight-line basis over the estimated useful lives of the assets which range from three-to-seven years. Leasehold improvements and assets acquired under capital lease are amortized on a straight-line basis over the shorter of the lease term or the estimated useful lives of the asset.

      Marketing and Advertising Costs — Marketing and advertising costs are expensed as incurred. Advertising expenses were immaterial for all years presented.

      Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of — Poet evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or intangibles may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

      Software Development Costs — Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional development costs would be capitalized in accordance with

POET HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS No. 86, Computer Software To Be Sold, Leased, or Otherwise Marketed. Because Poet believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

      Revenue Recognition — Poet’s revenue recognition policy is consistent with Statement of Position No. 97-2, as amended. License revenues are comprised of fees for Poet’s software products. Revenue from license fees is recognized when an agreement has been signed, delivery of the product has occurred, no significant company obligations remain, the fee is fixed or determinable, collectibility is probable and vendor-specific objective evidence exists to allocate a portion of the total fee to any undelivered elements of the arrangement. For electronic delivery, the software is considered to have been delivered when Poet has provided the customer with the access codes that allow for immediate possession of the software. If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected.

      Support and maintenance arrangements do not provide for specified upgrade rights and provide technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenue from support arrangements is recognized on a straight-line basis over the life of the related agreement, which is typically one year. If support, consulting services or training are included in an arrangement that includes a license agreement, amounts related to support, consulting services, training and the licenses are allocated based on vendor-specific objective evidence. Vendor-specific objective evidence for support, professional services and license agreements is based on the price when such elements are sold separately, or, when not sold separately, the price is established by management, who have the relevant authority. Where discounts are offered on multiple element arrangements, a proportionate amount of that discount is applied to each element included in the arrangement based on each element’s fair value. Consulting and training revenue is recognized when provided to the customer. Revenues from custom development projects are recognized on the percentage of completion basis. Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

      Cost of Revenues — Cost of product revenues includes cost of production and related materials. Cost of support and maintenance revenues includes payroll and other costs associated with product maintenance and escrow services. Costs of consulting and training principally includes payroll and related costs.

      Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, allowances for uncollectible accounts receivable, depreciation and amortization, taxes and contingencies. Actual results could differ from those estimates.

      Concentration of Credit Risk — Financial instruments which may potentially subject Poet to concentrations of credit risk consist principally of cash equivalents, short-term investments and accounts receivable. At December 31, 2002, Poet’s short-term investments are in federal agency obligations. Poet sells the majority of its products to companies in North America and Europe. To reduce credit risk, management performs ongoing credit evaluations of its significant customers’ financial condition and maintains reserves for estimated credit losses. No individual customer accounted for more than 10% of revenues in 2002, 2001 or 2000.

      Financial Instruments — The carrying amounts of certain of Poet’s financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. Short-term investments comprise available-for-sale securities which are carried at fair value.

POET HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Income Taxes — Income taxes are accounted for using an asset and liability approach to account for deferred income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

      Foreign Currency Translation — All assets and liabilities of operations outside the United States are translated into U.S. dollars from their functional currency, which is the local currency, at year-end exchange rates. Income and expense items are translated at the average exchange rate for the year. Gains and losses resulting from translation are included in other comprehensive income (loss). Gains and losses on foreign currency transactions have been reflected in the statements of operations and amounted to $174,000 in 2002, and were not material in 2001 and 2000.

      Certain Significant Risks and Uncertainties — Poet operates in the software industry, and accordingly, can be affected by a variety of factors. For example, management of Poet believes that changes in any of the following areas could have a significant negative effect on Poet in terms of its future financial position, results of operations or cash flows; ability to increase revenues, the hiring, training and retention of key employees; development of sales distribution capabilities; market acceptance of Poet’s products under development; fundamental changes in the technology underlying Poet’s software products; litigation or other claims against Poet; adverse changes in international market conditions; successful and timely completion of product development efforts; product introductions by competitors and the ability to obtain additional financing.

      Stock-Based Compensation — Poet accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees.

      SFAS No. 123, “Accounting for Stock-Based Compensation,” requires the disclosure of pro forma net loss and net loss per share had Poet adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from Poet’s stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

      Poet’s calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions:

	Stock Option Plans			Employee Stock Purchase Plan

	2002	2001	2000	2002	2001	2000

Risk-free interest rate	2.5%	4.2%	5.9%	2.09%	3.3%	6.0%
Volatility	131%	138%	146%	131%	138%	146%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

      The expected life of options under Poet’s Stock Option Plans and Poet’s ESPP plan were estimated at 12 months following the vesting and at 6 months, respectively. Poet’s first ESPP purchase was in 2000. Poet’s calculations are based on a single option valuation approach and forfeitures are recognized as they occur (in thousands, except per share data).

POET HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002	2001	2000

Net loss — as reported	$10,579	$12,061	$9,835
Add: Stock-based compensation expense determined using fair value method, net of tax	2,772	$5,327	5,096
Less: Stock-based compensation included in net loss as reported	72	227	444

Net loss — pro forma	13,279	17,161	14,487

Basic and diluted net loss per common share — as reported	$0.97	$1.11	$0.92
Basic and diluted net loss per common share — pro forma	$1.22	$1.58	$1.36

      Comprehensive Income (loss) — Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources and is presented in Poet’s Statements of Operations.

      Net Loss per Common Share — Basic net loss per common share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period (excluding shares subject to repurchase). Diluted net loss per common share was the same as basic net loss per common share for all periods presented since the effect of any potentially dilutive securities is excluded as they are anti-dilutive because of Poet’s net losses.

      Recent Accounting Pronouncements — In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”) and Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations initiated after June 30, 2001. The adoption of SFAS 141 did not have a material effect on Poet’s operating results or financial condition.

      SFAS 142 requires goodwill to be tested for impairment under certain circumstances, and written off when impaired, rather than being amortized as previous standards required. SFAS 142 is effective for fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001 provided that the first interim period financial statements have not been previously issued. The adoption of SFAS 142 did not have a material effect on Poet’s operating results or financial condition.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” it retains many of the fundamental provisions of SFAS No. 121. SFAS No. 144 also supersedes the accounting and reporting provisions of APB No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business. However, it retains the requirement in APB No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Poet adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS 144 did not have a material effect on Poet’s operating results or financial condition.

      In November 2001, the FASB issued an announcement on the topic of “Income Statement Characterization of Reimbursements Received for Out of Pocket Expense Incurred” (“EITF-01-14”), which was subsequently incorporated in Emerging Issues Task Force (“EITF”) No. 01-14. “EITF-01-14” requires companies to characterize reimbursements received for out of pocket expenses as revenues in the statement of operations. Historically, Poet has netted reimbursements received for out of pocket expenses against the related expenses in the accompanying consolidated statements of operations. “EITF-01-14” has been applied

POET HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in financial reporting periods beginning after December 15, 2001 and comparative financial statements for the prior year have been reclassified to comply with the guidance in “EITF-01-14.” “EITF-01-14” did not have a material effect on total consulting and training revenues or the consulting and training gross margin percentages and had no effect on net loss as it increased both consulting and training revenues and cost of consulting and training.

      In November 2002, the EITF reached a consensus on Issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables.” The EITF concluded that revenue arrangements with multiple elements should be divided into separate units of accounting if the deliverables in the arrangement have value to the customer on a standalone basis, if there is objective and reliable evidence of the fair value of the undelivered elements, and as long as there are no rights of return or additional performance guarantees by Poet. The provisions of EITF Issue No. 00-21 are applicable to agreements entered into in fiscal periods beginning after June 15, 2003. Poet is determining what effect, if any, the provisions of EITF Issue No. 00-21 will have on its operating results or financial condition.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. Poet adopted the disclosure requirements of FIN 45 in the fourth quarter of fiscal 2002 . The recognition and measurement provisions will be applied to guarantees issued or modified after December 31, 2002. Poet is determining what effect, if any, the adoption of the recognition and measurement provisions of FIN 45 will have on its operating results or financial condition.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses financial accounting and reporting for costs associated with exit or disposal activities. The provisions of SFAS No. 146 require that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than when an entity commits to an exit plan as previously required. SFAS No. 146 also requires that such a liability be measured at its fair value and subsequent changes to the liability be measured using the credit-adjusted risk-free rate used when the liability was initially recorded. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. There will be no impact from initial adoption of this standard on Poet’s consolidated financial position or results of operations.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” which amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” and provides alternative methods of transition for a voluntary change to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure of the effects of an entity’s accounting policy with respect to stock-based compensation on reported net income and earnings per share in annual and interim financial statements. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 with earlier application permitted in certain circumstances. The interim disclosures are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether the compensation is accounted for using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. As allowed by SFAS No. 123, Poet will continue to utilize the accounting method prescribed by APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 148.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46), which addresses consolidation by business enterprises of entities that are not controllable through voting interests or in which the equity investors do not bear the residual economic risks. These entities

POET HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

have been commonly referred to as “special purpose entities.” The underlying principle behind the new Interpretation is that if a business enterprise has a controlling financial interest in an entity, defined in the guidance as a variable interest entity, the assets, liabilities, and results of the activities of the variable interest entity should be included in consolidated financial statements with those of the business enterprise. The Interpretation explains how to identify variable interest entities and how an enterprise should assess its interest in an entity to decide whether to consolidate that entity. Poet will apply the provisions of FIN 46 prospectively for all variable interest entities created after January 31, 2003. For variable interest entities created before January 31, 2003, Poet will be required to consolidate all entities in which Poet was deemed to be the primary beneficiary beginning in the third quarter of fiscal 2003. Poet is determining what effect, if any, the provisions of FIN 46 will have on its operating results or financial condition.

2.     Investments

      Short-term investments include the following available-for-sale securities at December 31, 2002 (in thousands).

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Loss	Fair Value

Money market funds	$2,345	$—	$—	$2,345
Commercial paper	625	—	—	625
U.S. government agencies	2,978	3	—	2,981
EURO time deposit	5,857	—	—	5,857

Total available for sale securities	$11,805	$3	$—	$11,808

Included in cash and equivalents	8,827	—	—	8,827
Included in short-term investments	2,978	3	—	2,981

Total available for sale securities	$11,805	$3	$—	$11,808

      Short-term investments include the following available-for-sale securities at December 31, 2001 (in thousands).

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Loss	Fair Value

Money market funds	$1,143	$—	$—	$1,143
Commercial paper	12,983	4	(6)	12,981
U.S. government agencies	6,920	4	(16)	6,908

Total available for sale securities	$21,046	$8	$(22)	$21,032

Included in cash and equivalents	10,139		(6)	10,133
Included in short-term investments	10,907	8	(16)	10,899

Total available for sale securities	$21,046	$8	$(22)	$21,032

      At December 31, 2002 and 2001, Poet had $228,000 and $772,000 of cash and equivalents excluded from the total available for sale securities balances shown.

POET HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Property and Equipment, Net

      Property and equipment, net, consist of (in thousands):

	December 31,

	2002	2001

Computer equipment and software	$1,902	$2,925
Office equipment, furniture and fixtures	807	882
Leasehold improvements	—	150

Total	2,709	3,957
Accumulated depreciation and amortization	(2,168)	(2,883)

Property and equipment, net	$541	$1,074

4.     Accrued Liabilities

      Accrued liabilities consist of (in thousands):

	December 31,

	2002	2001

Compensation	$267	$544
Professional fees	223	397
Payroll tax accruals	198	224
Other	466	399

Total	$1,154	$1,564

5.     Long-Term Obligations

      In 1997, Poet’s subsidiary Poet Software GmbH entered into a loan agreement with IKB Deutsche Industriebank in the amount of EURO 767,000 ($804,000 based on the U.S. Dollar/ EURO exchange rate at December 31, 2002). The note matured on March 15, 2002. The principal balance of the IKB Deutsche Industriebank AG loan at December 31, 2001 of EURO 64,000 (approximately $57,000 based on the U.S. Dollar/ German Deutsche Mark exchange rate at December 31, 2001) and all related interest was paid in full in February, 2002. The guarantee that Poet had given to secure this loan was returned to it in March of 2002.

6.     Stockholders’ Equity

     Warrants

      During 1999, warrants to purchase 35,000 shares of Series A common stock at an exercise price of $7.04 per share were issued to a strategic partner. The warrants to the strategic partner were to expire on April 30, 2004. The value of these warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected life, the term of the option, risk-free interest rate of 4.7%, 80% volatility and no dividends during the expected term. The fair value of such warrants at the date of issuance was insignificant. The warrants were exercised in fiscal 2000.

      During 1998, warrants to purchase 49,710 shares of Series D redeemable convertible preferred stock at an exercise price of $7.04 per share were issued to existing investors in Poet in connection with Poet’s bridge financing. The estimated fair value of the warrants of $82,639 was recorded as interest expense in 1998. The warrants expired September 2003. The value of these warrants was estimated using the Black-Scholes option

POET HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

pricing model with the following assumptions: expected life, the term of the option, risk-free interest rate of 5.5%, 50% volatility and no dividends during the expected term.

      In connection with a line of credit in 1996, Poet granted warrants to purchase up to 6,555 shares of Series C redeemable convertible preferred stock at $5.72 per share. The warrants expired in September 2003. The value of these warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected life, the term of the option, risk-free interest rates 6.5% and 6.6% in 1996, 50% volatility and no dividends during the expected term. The fair value of such warrants at the date of issuance was insignificant.

Stock Option Plans

      Poet’s 1995 Stock Option Plan (“1995 Plan”) authorizes the grant of options to purchase up to 1,927,319 shares of common stock. The number of shares reserved under the plan will automatically be increased on January 1st of each year, in an amount equal to two percent of the shares outstanding on that date. Incentive stock options may be granted to employees and nonstatutory stock options to employees, consultants and directors. Stock options are granted with an exercise price at fair market value at the date of grant. Options generally vest over a three or four year period and expire ten years from the date of the grant.

      Poet’s 1999 Directors’ Stock Option Plan (“Directors’ Plan”) became effective upon the closing of Poet’s initial public offering in November, 1999 with 150,000 shares of common stock initially reserved. The option grants under the Directors’ Plan are automatic and non-discretionary. The Directors’ Plan provides for an initial grant of options to each outside director of 40,000 shares of common stock on the later of the effective date of the Directors’ Plan or the date on which an individual first becomes an outside director. The initial grant vests 25% one year after the date of the grant and an additional 25% each anniversary of the date of grant thereafter, provided that the optionee continues to serve as an outside director. Additionally, each outside director will automatically be granted 10,000 shares of common stock on each date the outside director is re-elected by Poet’s stockholders, provided that the outside director has served on the board of the directors for at least six months. Each subsequent option grant shall vest 100% four years after the date of grant.

      Poet’s 2001 Nonstatutory Stock Option Plan authorizes the grant of options to purchase up to 250,000 shares of common stock. Nonstatutory stock options may be granted to employees, consultants and directors. Stock options are granted with an exercise price at fair market value at the date of grant. Options generally vest over a three or four year period and expire ten years from the date of the grant.

		Weighted
		Average
	Options	Exercise
Activity under the Stock Option Plans are as follows:	Outstanding	Price

Balances, January 1, 2000	774,479	$6.71
Granted (Weighted average fair value of $37.36)	635,420	$36.60
Exercised	(203,957)	$1.69
Cancelled	(156,463)	$17.23

Balances, December 31, 2000	1,049,479	$24.21
Granted (Weighted average fair value of $3.08)	625,252	$2.43
Exercised	(7,593)	$1.24
Cancelled	(398,394)	$22.80

Balances, December 31, 2001	1,268,744	$14.06
Granted (Weighted average fair value of $0.93)	729,250	$0.92
Exercised	5,000	$0.55
Cancelled	828,263	$12.14

Balances, December 31, 2002	1,164,731	$7.27

POET HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Additional information regarding options outstanding as of December 31, 2002 is as follows:

	Options Outstanding			Options Vested

		Weighted Average	Weighted		Weighted
Range of	Number	Remaining	Average	Number	Average
Exercise Prices	Outstanding	Contractual Life	Exercise Price	Vested	Exercise Price

$0.50 - 1.14	496,569	8.98	$0.72	104,772	$0.71
1.19 - 1.47	247,467	8.72	1.29	80,002	1.19
3.07 - 7.36	114,935	7.48	4.98	82,369	5.01
11.12 - 18.72	283,586	7.26	13.47	205,660	13.24
65.17	5,250	7.10	65.17	4,135	65.17
180.19	16,924	7.19	180.19	14,307	180.19

Total	1,164,731	8.32	$7.27	491,245	$12.52

      At December 31, 2001 and 2000, options to purchase 423,610 and 217,642 shares were vested and exercisable with weighted average exercise prices of $22.71 and $24.76, respectively. At December 31, 2002, 1,480,127 shares were available for future grant under the Plans.

Deferred Stock Compensation

      In connection with grants of certain stock options, Poet recorded deferred stock compensation of $316,000 in 1999 for the difference between the estimated fair value for accounting purposes and the stock price as determined by the Board of Directors on the date of grant. Deferred compensation is being amortized to expense using an accelerated recognition approach over the vesting period of the related stock options, generally four years.

Employee Stock Purchase Plan

      Poet’s 1999 Employee Stock Purchase Plan (the “ESPP”) became effective upon the closing of Poet’s initial public offering in November, 1999 with 100,000 shares initially reserved. Under the ESPP, eligible employees may purchase common stock through payroll deductions not exceeding 15% of any employee’s compensation and limited to a total of 1,000 shares in any offering period, and in no event may an employee purchase more than $25,000 worth of stock, determined at the fair market value of the shares at the time such option is granted, in one year. The number of shares reserved for issuance under the ESPP will automatically be increased on January 1st of each year, in an amount equal to one percent of the shares outstanding on that date. The price at which common stock may be purchased is equal to 85% of the fair market value of the common stock on the first day or the last day of the applicable offering period, whichever is lower.

POET HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     Net Loss Per Share

      The following is a reconciliation of the numerators and denominators used in computing basic and diluted net loss per share (in thousands):

	Year Ended December 31,

	2002	2001	2000

Net loss (numerator), basic and diluted	$(10,579)	$(12,061)	$(9,835)

Shares (denominator):
Weighted average common shares outstanding	10,887	10,844	10,702
Weighted average common shares outstanding subject to repurchase	(1)	(15)	(49)

Shares used in computing basic and diluted net loss per share	10,886	10,829	10,653

Net loss per share basic and diluted	$(0.97)	$(1.11)	$(0.92)

      For the above mentioned periods, Poet had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consist of the following:

	Year Ended December 31,

	2002	2001	2000

Shares of common stock subject to repurchase	—	4,940	27,200
Outstanding options	1,164,731	1,268,744	1,049,479
Warrants	55,739	55,739	55,739

Total	1,220,470	1,329,423	1,132,418

Weighted average exercise price of options	$7.27	$14.06	$24.21

Weighted average exercise price of warrants	$6.88	$6.88	$6.88

8.     Income Taxes

      Poet’s net deferred tax assets are comprised of the following (in thousands):

	Year Ended December 31,

	2002	2001	2000

Net deferred tax assets and liabilities:
Net operating loss carryforwards	$24,144	$17,540	$12,526
Other temporary timing differences	616	968	818

	24,760	18,508	13,344
Valuation allowance	(24,760)	(18,508)	(13,344)

Net deferred tax assets	$—	$—	$—

      Deferred income taxes reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as net operating loss and tax credit carryforwards. Due to an evaluation of the likelihood of the realization of its

POET HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

deferred tax assets, as of December 31, 2002, 2001 and 2000, Poet has fully reserved its net deferred tax assets of $24,760,000, $18,508,000 and $13,344,000, respectively.

      Poet’s income taxes (benefit) consisted of the following current tax amounts (in thousands):

	Year Ended December 31,

	2002	2001	2000

State	$71	$71	$47
Foreign	—	25	—

Total	$71	$96	$47

      Poet’s effective tax rate differs from the expected benefit at the federal statutory tax rate as follows:

	Year Ended December 31,

	2002	2001	2000

Federal statutory tax rate	(35.0)%	(35.0)%	(35.0)%
State taxes, net of federal benefit	(6.0)	(6.0)	(6.0)
Other	0.0	1.0	1.2

Change in valuation allowance	41.0	40.0	39.8

Effective tax rate	0%	0%	0%

      At December 31, 2002, Poet has net operating loss carryforwards of $28,563,000, $13,334,000 and $25,937,000 available to offset future federal, California and foreign taxable income, respectively. Federal carryforwards expire beginning in 2008 through 2022 and the California carryforwards expire beginning 2004 through 2012.

      Due to an ownership change that occurred in 1996, $3,321,000 and $1,331,000 of federal and California loss carryforwards, respectively, that can be used to offset future taxable income are subject to an annual limitation of approximately $983,000 for both federal and California purposes. Additionally, due to an ownership change that occurred in 1999, $11,816,000 and $5,191,000 of federal and California loss carryforwards, respectively, that can be used to offset future taxable income are subject to a subsequent annual limitation of $4,666,000 for both federal and California purposes. However, the utilization of net operating loss carryforwards generated in or before 1999 cannot exceed $4,666,666 annually. The extent to which the loss carryforwards incurred since 1999 can be used to offset future taxable income and tax liabilities may be limited depending on any future ownership changes within any subsequent three year period. Poet’s foreign tax losses may be carried forward indefinitely.

      Foreign losses before income taxes for the years ended December 31, 2002, 2001 and 2000 were $6,109,000, $6,185,000 and $5,104,000, respectively.

9.     Lease Commitments

      Poet leases certain equipment under capital leases and its facilities under non-cancelable operating lease agreements. At December 31, 2002, Poet had no capital lease obligations.

POET HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Future minimum rental commitments under non-cancelable operating leases for office space, and to a lesser extent for equipment and automobiles, as of December 31, 2002 are as follows (in thousands):

Year Ending December 31,

2003	$559
2004	333
2005	300
2006	129
2007	77

Total minimum lease payments	$1,398

      Rent expense was $1,257,000, $1,385,000 and $1,150,000 for the fiscal years ended December 31, 2002, 2001 and 2000, respectively.

10.	Reseller Agreement for FastObjects by Poet for the U.S.A. and Canada

      In the fourth quarter of fiscal 2002, Poet changed its means of selling and marketing FastObjects by Poet from direct to indirect sales channels. As part of its restructuring efforts Poet entered into an exclusive reseller agreement for U.S.A. and Canada with FastObjects, Inc. The reseller agreement has an initial term of four years. Poet has the right to terminate the reseller agreement anytime if FastObjects, Inc. fails to meet certain minimum royalty payments to it.

      FastObjects, Inc., was founded by Poet’s former Vice President of North American Field Operations-FastObjects in October 2002. Poet’s subsidiary, Poet Software Corporation, purchased and now holds 1,999,999 non-voting shares of preferred stock for $300,000.

      In addition, Poet agreed to provide a loan to FastObjects, Inc. of $300,000 to be funded in March 2003.

11.	Segment Information, Operations by Geographic Area and Significant Customers

      Poet operates in one reportable segment, the development and marketing of software products that allow businesses to share and manage complex information enabled by Poet’s database management system. Poet principally operates in the U.S. and Germany. The following is a summary of operations within geographic areas (in thousands):

	Year Ended December 31,

	2002	2001	2000

Revenues(1):
United States	$2,697	$4,658	$6,136
Germany	4,783	5,153	6,091

	$7,480	$9,811	$12,227

(1)	Revenues are broken out geographically by the ship-to location of the customer

	2002	2001

Long-lived assets:
United States	$6	$356
Germany	535	718

Total	$541	$1,074

POET HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Restructuring Costs

      During the quarter ended September 30, 2002, Poet approved and implemented a plan to reduce its overall workforce, especially with its United States subsidiary, Poet Software Corporation. As part of the plan, Poet switched from selling directly in USA and Canada to indirect sales channels. Poet also decreased the size of its management team from eight executives on December 31, 2001 to three executives on December 31, 2002. These actions resulted in severance and related costs and facility and equipment costs that totaled $1.8 million for fiscal 2002.

      As part of the restructuring plan, Poet reduced its overall workforce by 43% from 139 employees on June 30, 2002 to 80 employees by December 31, 2002. Severance and related costs associated with these reductions totaled $1.2 million.

      In connection with the downsizing of Poet Software Corporation and reduction in overall workforce, certain facilities leases were terminated and property and equipment sold. Charges relating to lease terminations and property and equipment amounted to $676,000.

      At December 31, 2002, Poet had $725,000 accrued as a current liability on its balance sheet for restructuring charges. The following table sets forth an analysis of the components of the fiscal 2002 restructuring charge and the payments made against the accrual through December 31, 2002 (in thousands):

					Estimated Remaining
	Restructuring	Non-cash	Cash	Accrual Balance at	Cash Payments at
	Costs	Charges	Payments	December 31, 2002	December 31, 2002

Severance and related costs	$1,156	$—	$(878)	$278	$278
Facility and equipment costs	676	(134)	(95)	447	447

	$1,832	$(134)	$(973)	$725	$725

      Payments on the remaining severance and facilities costs of $725,000 extend through April, 2003.

13.	Quarterly Financial Data — Unaudited

	Three Months Ended

	March 31,	June 30,	Sept. 30,	Dec. 31,
	2002	2002	2002	2002

	(In thousands, except per share amounts)
Net revenues	$2,168	$1,961	$1,705	$1,646
Gross profit	$1,405	$1,055	$931	$999
Net loss*	$(2,399)	$(2,821)	$(4,239)	$(1,119)
Net loss per share:
Basic and Diluted*	$(0.22)	$(0.26)	$(0.39)	$(0.10)
Shares used in computing per share amounts:
Basic and Diluted	10,877	10,881	10,893	10,893

POET HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended

	March 31,	June 30,	Sept. 30,	Dec. 31,
	2001	2001	2001	2001

	(In thousands, except per share amounts)
Net revenues	$2,749	$2,805	$1,845	$2,412
Gross profit	$2,104	$2,126	$1,171	$1,655
Net loss*	$(3,616)	$(2,854)	$(3,281)	$(2,310)
Net loss per share:
Basic and Diluted*	$(0.34)	$(0.26)	$(0.30)	$(0.21)
Shares used in computing per share amounts:
Basic and Diluted	10,784	10,818	10,848	10,858

*	The sum of the quarterly net loss and net loss per share will not necessarily equal the net loss and net loss per share for the total year.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

	Year Ended December 31, 2002, 2001 and 2000

	Balance at	Charged to		Balance
	Beginning of	Costs and		at End
	Period	Expenses	(Deductions)	of Period

	(In thousands)
Description
Allowance for doubtful accounts:
2002	$508	$284	$(565)	$227
2001	478	193	(163)	508
2000	134	391	(47)	478

POET HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2003	2002

	(In thousands, except share
	and par value amounts)
ASSETS
Current assets:
Cash and equivalents	$9,183	$9,055
Short term investments	—	2,981
Accounts receivable (net of allowances of $167 and $227 in 2003 and 2002)	1,802	1,532
Inventories and other current assets	209	269

Total current assets	11,194	13,837
Property, furniture and equipment, net	401	541
Other assets	939	834

Total assets	$12,534	$15,212

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$603	$513
Accrued liabilities	1,064	1,154
Restructuring accruals	—	725
Deferred revenue	547	419

Total current liabilities	2,214	2,811

Long Term Obligations	39	—
Stockholders’ equity:
Preferred stock, $0.001 par value; 3,000,000 shares authorized; no shares outstanding	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized
Shares outstanding: 2003 — 10,924,606; 2002 — 10,893,646	11	11
Additional paid in capital	66,306	66,291
Deferred stock compensation	—	—
Accumulated deficit	(56,859)	(54,533)
Accumulated other comprehensive income	823	632

Total stockholders’ equity	10,281	12,401

Total liabilities and stockholders’ equity	$12,534	$15,212

See accompanying notes to Poet’s Unaudited Condensed Consolidated Financial Statements

POET HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

OPERATIONS AND COMPREHENSIVE LOSS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

	(In thousands, except per share amounts)
Revenues:
Product	$1,127	$830	$3,224	$3,459
Consulting and training	386	392	1,201	985
Support and maintenance	440	483	1,102	1,390

Total revenues	1,953	1,705	5,527	5,834

Costs and operating expenses:
Cost of product	55	143	214	383
Cost of consulting and training	279	288	879	967
Cost of support and maintenance	205	343	613	1,093
Selling and marketing	1,075	1,748	3,210	6,211
Research and development	801	1,067	2,559	3,109
General and administrative	695	586	1,400	1,964
Restructuring costs	—	1,773	—	1,773
Amortization of deferred stock compensation(*)	—	13	—	65

Total costs and operating expenses	3,110	5,961	8,875	15,565

Operating loss	(1,157)	(4,256)	(3,348)	(9,731)

Other income (expense):
Interest expense	(1)	(1)	(3)	(2)
Interest income and other, net	111	31	1,035	332

Total other income (expense), net	110	30	1,032	330

Loss before income taxes	(1,047)	(4,226)	(2,316)	(9,401)
Income tax expense	—	(13)	(11)	(58)

Net loss	$(1,047)	$(4,239)	$(2,327)	$(9,459)

Other comprehensive income (loss)	54	(22)	192	150

Comprehensive loss	$(993)	$(4,261)	$(2,135)	$(9,309)

Basic and diluted net loss per share	$(0.10)	$(0.39)	$(0.21)	$(0.87)

Shares used in computing basic and diluted net loss per share	10,925	10,893	10,921	10,884

(*)Amortization of deferred stock compensation
Cost of consulting and training	$—	$2	$—	$8
Cost of support and maintenance	—	—	—	2
Selling and marketing	—	6	—	29
Research and development	—	3	—	18
General and administrative	—	2	—	8

	$—	$13	$—	$65

See accompanying notes to Poet’s Unaudited Condensed Consolidated Financial Statements

POET HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2003	2002

	(In thousands)
Cash flows from operating activities:
Net loss	$(2,327)	$(9,459)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	350	535
Amortization of deferred stock compensation	—	65
Write-off of fixed assets	—	25
Restructuring charges	—	141
Amortization of investment discounts	—	(205)
Changes in operating assets and liabilities:
Accounts receivable	(151)	282
Inventories and other current assets	(2)	87
Other assets	331	74
Accounts payable and accrued liabilities	(856)	409
Deferred revenue	100	(179)

Net cash used in operating activities	(2,555)	(8,225)
Cash flows from investing activities:
Purchases of property, furniture and equipment	(150)	(202)
Proceeds from sales and maturities of investments	2,981	18,426
Investment in unconsolidated company	—	(168)
Purchase promissory note	(300)	—
Purchases of investments	—	(13,610)

Net cash provided by investing activities	2,531	4,446
Cash flows from financing activities:
Repayments of debt	(12)	(63)
Borrowings	51	13
Common stock issued, net of issuance costs	15	—

Net cash provided by financing activities	54	(50)
Effect of exchange rate changes on cash and equivalents	98	(17)

Increase (decrease) in cash and equivalents	128	(3,846)
Cash and equivalents — beginning of period	9,055	10,905

Cash and equivalents — end of period	$9,183	$7,059

Supplemental disclosure of cash flow information:
Interest paid	$3	$—

Taxes paid	$11	$37

See accompany notes to Poet’s Unaudited Condensed Consolidated Financial Statements

POET HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003
(UNAUDITED)

1.     Unaudited Interim Condensed Consolidated Financial Statements

      The accompanying unaudited interim condensed consolidated financial statements have been prepared by Poet pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, these unaudited condensed consolidated financial statements include all adjustments necessary (consisting of normal, recurring adjustments) for a fair presentation of Poet’s financial position as of September 30, 2003, the results of operations and comprehensive loss for the three and nine months periods ended September 30, 2003 and 2002 and cash flows for the nine months periods ended September 30, 2003 and 2002.

      The results of operations for the three and nine month periods ended September 30, 2003 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2003. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes included elsewhere in joint proxy statement/prospectus.

2.     Balance Sheet Components

Investments

      Investments with original maturities greater than three months and with maturities less than one year from the balance sheet date are classified as short-term investments. Investments with maturities one year or greater from the balance sheet date are classified as long-term investments. Poet accounts for investments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Poet’s policy is to protect the value of its investment portfolio and to minimize principal risk by earning returns based on current interest rates. Poet has classified all of its investments as available-for-sale securities. While Poet’s practice is to hold debt securities to maturity, Poet has classified all debt securities as available-for-sale securities, as the sale of such securities may be required prior to maturity to implement management strategies. The carrying value of all securities is adjusted to fair market value, with unrealized gains or losses being excluded from earnings and reported as a separate component of stockholder’s equity. Cost is based on the specific identification method for purposes of computing realized gains and losses.

      As of September 30, 2003, Poet no longer holds short-term investments. Poet has transferred the majority of its funds into EURO. At September 30, 2003, the Cash and Equivalents included $816,000 and the equivalent of $8.4 million in EURO based on an exchange rate of EURO 0.8584 per US-$. On October 2, 2003, Poet has transferred the equivalent of $4.8 million based on an exchange rate of EURO 0.8584 per US-$ back from EURO into US-$.

      On March 7, 2003, Poet purchased a promissory note from FastObjects, Inc., Poet’s exclusive reseller for the U.S. and Canada for the database product line, “FastObjects by Poet” for $300,000. The note bears interest of 5% per annum and is due and payable on the earliest of (i) March 6, 2007 (maturity date), (ii) the termination of the reseller agreement with FastObjects, Inc., or (iii) upon default. The promissory note is included in Other Assets.

POET HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Net Loss Per Share

      The following is a reconciliation of the numerators and denominators used in computing basic and diluted net loss per share (in thousands, except per share amounts):

      For the three and nine months ended September 30, 2003, Poet had securities outstanding, which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consist of the following:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Net loss (numerator), basic and diluted	$(1,047)	$(4,226)	$(2,316)	$(9,401)
Shares (denominatior) used in computing basic and diluted net loss per share weighted average common shares outstanding	10,925	10,893	10,921	10,884

Net loss per share basic and diluted	$(0.10)	$(0.39)	$(0.21)	$(0.86)

4.     Stock Based Compensation

	September 30,

	2003	2002

Outstanding options	1,422,103	1,355,260
Warrants	—	55,739

Total	1,422,103	1,410,999

Weighted average exercise price of options	$4.72	$9.09

Weighted average exercise price of warrants	$—	$6.88

      Stock-Based Compensation — Poet accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, “Accounting for Stock Issued to Employees.”

      SFAS No. 123, “Accounting for Stock-Based Compensation,” requires the disclosure of pro forma net loss and net loss per share had Poet adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from Poet’s stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

POET HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Poet’s calculations were made using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

			Employee Stock				Employee Stock
	Stock Option Plans		Purchase Plan		Stock Option Plans		Purchase Plan
	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,		September 30,

	2003	2002	2003	2002	2003	2002	2003	2002

Risk-free interest rate	1.2	1.8	1.2	1.8	1.2	2.8	1.4	2.9
Volatility	101%	92%	101%	92%	95%	91%	95%	91%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

      The expected life of options under Poet’s Stock Option Plans and Poet’s ESPP plan were estimated at 12 months following the vesting and at 6 months, respectively. Poet’s calculations are based on a single option valuation approach and forfeitures are recognized as they occur (in thousands, except per share data):

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2003	2002	2003	2002

Net loss — as reported	$1,047	$4,239	$2,327	$9,459
Add: Stock-based compensation expense determined using fair value method, net of tax	354	745	1,060	2,320
Less: Stock-based compensation included in the net loss	0	(13)	0	(65)
Net loss — pro forma	$1,399	$4,971	$3,386	$11,714

Basic and diluted loss per common share — as reported	$0.10	$0.39	$0.21	$0.87
Basic and diluted loss per common share — pro forma	$0.13	$0.46	$0.31	$1.08

5.     Segment Information, Operations by Geographic Area and Significant Customers

      Poet operates in one reportable segment, the development and marketing of software products that allow businesses to share and manage complex information and facilitate effective business-to-business processes and information exchange over the Internet. Poet principally operates in the U.S. and Germany. The following is a summary of operations within geographic areas (in thousands):

	Three Months		Nine Months
	Ended Sept. 30,		Ended Sept. 30,

	2003	2002	2003	2002

Revenues(1):
United States	$109	$312	$536	$2,206
Europe	1,844	1,393	4,991	3,628

	$1,953	$1,705	$5,527	$5,834

(1)	Revenues are broken out geographically by the ship-to location of the customer.

POET HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	September 30,	December 31,
	2003	2002

Long Lived Assets
United States	$10	$6
Germany	391	535

	$401	$541

6.     Restructuring Costs

      During the quarter ended September 30, 2002, Poet approved and implemented a plan to reduce its overall workforce, especially with its United States subsidiary, Poet Software Corporation. As part of the plan, Poet switched from selling directly in USA and Canada to indirect sales channels. Poet also decreased the size of its management team from eight executives on December 31, 2001 to three executives on December 31, 2002. These actions resulted in severance and related costs and facility and equipment costs that totaled $1.8 million for fiscal 2002. The downsizing process has been completed and all payments have been made as of June 30, 2003.

      As part of the restructuring plan, Poet reduced its overall workforce by 43% from 139 employees on June 30, 2002 to 80 employees by December 31, 2002. Severance and related costs associated with these reductions totaled $1.2 million all recorded during the year ended December 31, 2002.

      In connection with the downsizing of Poet Software Corporation and reduction in overall workforce, certain facilities leases were terminated and property and equipment sold. Charges relating to lease terminations and property and equipment amounted to $676,000 all recorded during the year ended December 31, 2002.

      At September 30, 2003, Poet had no more accruals on its balance sheet for restructuring charges. The following table sets forth an analysis of the components of the first nine months of 2003 of restructuring charges and the payments made against the accrual through December 31, 2002 (in thousands). There were also no restructuring charges or payments made against the accrual as of December 31, 2002 in the quarter ended September 30, 2003.

	Accrual Balance at	Non-cash		Accrual Balance at
	December 31, 2002	Charges	Cash Payments	September 30, 2003

Severance and related costs	$278	$—	$(278)	$—
Facility and equipment costs	447	—	(447)	—

	$725	$—	$(725)	$—

7.     Product Warrantees and Other Guarantees

      Poet provides indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of its products. Poet evaluates estimated losses for such indemnifications under SFAS 5, “Accounting for Contingencies,” as interpreted by FIN 45. Poet considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, Poet has not encountered material costs as a result of such obligations and has not accrued any liabilities related to such indemnifications in Poet’s financial statements.

      Further, Poet generally warrants for a period of 12 months that its software products will perform substantially in accordance with its published specifications. In the event of any non-conformance, Poet agrees to repair, replace or in certain cases accept return of the non-conforming product and refund fees paid by the

POET HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

customer for said non-conforming product. Poet has never incurred significant expense under its product warranties. Poet believes the estimated fair value of these indemnification agreements is minimal.

8.     Effects of Recent Accounting Pronouncements

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses financial accounting and reporting for costs associated with exit or disposal activities. The provisions of SFAS No. 146 require that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than when an entity commits to an exit plan as previously required. SFAS No. 146 also requires that such a liability be measured at its fair value and subsequent changes to the liability be measured using the credit-adjusted risk-free rate used when the liability was initially recorded. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. There will be no impact from initial adoption of this standard on Poet’s consolidated financial position or results of operations.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” which amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” and provides alternative methods of transition for a voluntary change to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure of the effects of an entity’s accounting policy with respect to stock-based compensation on reported net income and earnings per share in annual and interim financial statements. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 with earlier application permitted in certain circumstances. The interim disclosures are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether the compensation is accounted for using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. As allowed by SFAS No. 123, Poet will continue to utilize the accounting method prescribed by APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 148.

      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires an issuer to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material impact on Poet’s financial condition or results of operations.

Annex A

AGREEMENT AND PLAN OF MERGER

Among

VERSANT CORPORATION,

POET HOLDINGS, INC.

and

PUMA ACQUISITION, INC.

Dated as of September 27, 2003

i

ii

AGREEMENT AND PLAN OF MERGER

      This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 27, 2003, is made and entered into by and among VERSANT CORPORATION, a California corporation (“Versant”), POET HOLDINGS, INC., a Delaware corporation (“Poet”), and PUMA ACQUISITION, INC., a Delaware corporation and a wholly-owned subsidiary of Versant (“Merger Sub”).

RECITALS

      WHEREAS, the respective boards of directors of each of Versant, Merger Sub and Poet have approved and declared advisable this Agreement and the merger of Merger Sub with and into Poet on the terms and subject to the conditions set forth in this Agreement (the “Merger”) and have determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, their respective stockholders; and

      WHEREAS, it is the intention of the parties that the Merger qualify as a “reorganization” pursuant to Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”);

      NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

      1.1     The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3): (a) Merger Sub shall be merged with and into Poet pursuant to a statutory merger effected pursuant to Section 251 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”); (b) the separate corporate existence of Merger Sub shall thereupon cease; (c) Poet shall be the surviving corporation of the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware; and (d) the separate corporate existence of Poet with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Articles II and III. The Merger shall have the effects specified in the DGCL. Versant, as the sole stockholder of Merger Sub, hereby approves the Merger and this Agreement.

      1.2     Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place (i) at the offices of Fenwick & West, LLP, Silicon Valley Center, 801 California Street, Mountain View, California at 10:00 a.m. on the first business day on which the last to be fulfilled or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or (ii) at such other place and time and/or on such other date as Poet and Versant may mutually agree in writing (the “Closing Date”).

      1.3     Effective Time. As soon as practicable following the Closing, Poet will cause a Certificate of Merger for the Merger in substantially the form of Exhibit A (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of Delaware or, if agreed to by Versant and Poet, such later time or date as may be set forth in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

ARTICLE II

CERTIFICATE OF INCORPORATION AND BYLAWS

OF THE SURVIVING CORPORATION

      2.1     Certificate of Incorporation. Effective upon the Effective Time, the certificate of incorporation of Poet as in effect immediately prior to the Effective Time shall be amended and restated in the Merger to read in its entirety as set forth in Exhibit B, and as so amended shall be the restated certificate of incorporation of the Surviving Corporation (the “Surviving Corporation’s Charter”).

      2.2     Bylaws. Effective upon the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be and become the bylaws of the Surviving Corporation (the “Surviving Corporation’s Bylaws”), until thereafter amended as provided therein or by applicable law.

ARTICLE III

CERTAIN GOVERNANCE MATTERS

      3.1     Directors of the Surviving Corporation. Upon the Effective Time: (a) the members of the Board of Directors of the Surviving Corporation shall be the following five (5) individuals: Jochen Witte, Herbert May, Nick Ordon and two individuals selected by Versant (collectively, the “Surviving Corporation Post-Merger Directors” and each individually a “Surviving Corporation Post-Merger Director”) and (b) Nick Ordon shall be the Chairman of the Board of Directors of the Surviving Corporation. Each Surviving Corporation Post-Merger Director shall be a director of the Surviving Corporation until such Surviving Corporation Post-Merger Director’s successor has been duly elected or appointed and qualified or until such Surviving Corporation Post-Merger Director’s earlier death, resignation or removal in accordance with the Surviving Corporation’s Charter and the Surviving Corporation’s Bylaws, each as amended.

      3.2     Officers of the Surviving Corporation. The officers of Merger Sub as of immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

      3.3     Versant Board of Directors. At the Effective Time: (a) pursuant to the authority vested in it pursuant to Versant’s bylaws, Versant’s Board of Directors shall have reduced the number of members of Versant’s Board of Directors to five (5) members; (b) the Board of Directors of Versant shall consist of the following five (5) individuals: Jochen Witte, Herbert May, Nick Ordon and two individuals selected by Versant (collectively, the “Versant Post-Merger Directors” and each individually a “Versant Post-Merger Director”); and (c) Nick Ordon shall be the Chairman of the Board of Directors of Versant. Each Versant Post-Merger Director shall be a director of Versant until such Versant Post-Merger Director’s successor has been duly elected or appointed and qualified or until such Versant Post-Merger Director’s earlier death, resignation or removal in accordance with Versant’s Articles of Incorporation and Bylaws, each as amended.

ARTICLE IV

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

      4.1     Effect on Capital Stock. At the Effective Time, as a result of the Merger and without the need for any action on the part of the holder of any capital stock of Poet, the following shall occur:

(a) Merger Consideration. Each share of common stock, par value $0.001 per share, of Poet (each a “Poet Share” or, collectively, the “Poet Shares”) that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares, as defined below), shall, subject to the provisions of Section 4.2(e) (regarding the payment of cash in lieu of fractional shares), be converted into the right to receive, and become exchangeable for, 1.40 shares (the “Exchange Ratio”) of the common stock, no par value per share, of Versant (“Versant Common Stock”). As used herein: (i) the term “Merger Consideration” means the shares of Versant Common Stock payable in respect of Poet Shares upon consummation of the Merger in accordance with this Section 4.1; and (ii) the term “Excluded Shares” means, collectively, (A) all Poet Shares owned by Versant or any direct or indirect Subsidiary of Versant; (B) all Poet Shares that are owned by Poet or any direct or indirect Subsidiary of Poet (and in each case not held on behalf of third parties); and (C) subject to the provisions of Section 4.2(h), any Poet Shares that are “Poet Dissenting Shares” as defined in Section 4.1(d). At the Effective Time, all Poet Shares that are issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each certificate (a “Poet Certificate”) formerly representing any of such Poet Shares (other than Excluded Shares) shall thereafter represent only the right to receive (i) the Merger Consideration payable in respect of such Poet Shares under Section 4.1(a), (ii) cash in lieu of fractional shares of Versant Common Stock pursuant to Section 4.2(e), if any, and (iii) any distribution or dividend pursuant to Section 4.2(c).

(b) Cancellation of Excluded Shares; Effect on Poet Shares. At the Effective Time, except as otherwise provided in Section 4.2(h) regarding Poet Dissenting Shares that cease to be such and except as provided below in the proviso to this Section 4.1(b), each Excluded Share that is issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist; provided however, that from and after the Effective Time, Poet Dissenting Shares shall have such rights and such status as are conferred on them under the provisions of Section 262 of the DGCL and Sections 4.1(d) and 4.2(h) hereof.

(c) Merger Sub. At the Effective Time, each share of common stock, par value $0.001 per share, of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one (1) share of common stock of the Surviving Corporation.

(d) Dissenting Shares. As used herein, the term “Dissenting Shares” means (i) with respect to shares of the capital stock of Poet, any such shares of Poet capital stock with respect to which the holder thereof is, at the time in question, potentially entitled to exercise statutory appraisal rights pursuant to the provisions of Section 262 of the DGCL because such holder has not voted such shares in favor of this Agreement or the Merger or consented thereto in writing and has timely made written demand for appraisal of such holder’s Poet Shares in accordance with Section 262 of the DGCL (“Poet Dissenting Shares”); and (ii) with respect to shares of the capital stock of Versant, any such shares of Versant capital stock with respect to which the holder thereof is, at the time in question, potentially entitled to exercise statutory appraisal rights pursuant to the provisions of Chapter 13 (beginning with Section 1300) of the California Corporations Code (“Versant Dissenting Shares”). Except as otherwise provided in Section 4.2(h), Poet Dissenting Shares shall not be converted into, or represent, the right to receive shares of Versant Common Stock and cash in lieu of fractional shares of Versant Common Stock as provided in this Article IV and the holder of such Poet Dissenting Shares shall only be entitled to such appraisal rights as are granted to such holder with respect to such holder’s Poet Dissenting Shares under the DGCL. Without limitation the provisions of Section 262 of the DGCL, from and after the Effective Time Dissenting Shares shall not be entitled to vote or to be paid dividends or distributions declared after the Effective Time.

      4.2     Exchange of Certificates for Shares.

(a) Exchange Agent. As of the Effective Time, Versant shall deposit, or shall cause to be deposited, with an exchange agent selected by Versant and reasonably acceptable to Poet (the “Exchange Agent”), for the benefit of the holders of Poet Shares that are issued and outstanding immediately prior to the Effective Time, certificates representing the shares of Versant Common Stock to be issued in the Merger pursuant to Section 4.1(a), cash in an amount sufficient to make payments in lieu of fractional shares of Versant Common Stock as provided in Section 4.2(e) and, after the Effective Time, if applicable in accordance with Section 4.2(c), any cash, dividends or other distributions that may be declared by Versant with respect to the Versant Common Stock to be issued in the Merger pursuant to Section 4.1(a) in exchange for Poet Shares that are outstanding immediately prior to the Effective Time upon due surrender of the Poet Certificates (or affidavits of loss in lieu thereof in accordance with

Section 4.2(g)) pursuant to the provisions of this Article IV (such certificates for shares of Versant Common Stock, together with any cash in lieu of fractional shares of Versant Common Stock payable pursuant to Section 4.2(e) and the amount of any dividends or other distributions payable with respect thereto pursuant to Section 4.2(c) being collectively hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. Promptly after the Effective Time (but in no event later than ten (10) days after the Effective Time), Versant shall cause the Exchange Agent to mail to each holder of record of Poet Shares (other than holders of Excluded Shares) (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Poet Certificates shall pass, only upon delivery of the Poet Certificates (or affidavits of loss in lieu thereof in accordance with Section 4.2(g)) to the Exchange Agent (with such Poet Certificates to be endorsed over to Versant) and (ii) instructions for use in effecting the surrender of the Poet Certificates in exchange for (A) certificates representing shares of Versant Common Stock to be issued in the Merger pursuant to Section 4.1(a) and any cash payable in lieu of fractional shares of Versant Common Stock pursuant to Section 4.2(e) and (B) any unpaid dividends and other distributions by Versant on such shares of Versant Common Stock that are payable in accordance with Section 4.2(c). Subject to Section 4.2(g), upon surrender of a Poet Certificate to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Poet Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Versant Common Stock that such holder is entitled to receive pursuant to this Article IV and (y) a check in the amount (after giving effect to any required tax withholdings) of (A) any cash in lieu of fractional shares of Versant Common Stock payable pursuant to Section 4.2(e) plus (B) any unpaid dividends or other distributions that such holder has the right to receive pursuant to the provisions of Section 4.2(c). No interest will be paid or accrued on any amount payable upon due surrender of any Poet Certificate. In the event of a transfer of ownership of Poet Shares that is not registered in the transfer records of Poet, a certificate representing the proper number of shares of Versant Common Stock, together with a check for any cash in lieu of fractional shares to be paid upon due surrender of the Poet Certificate representing such Poet Shares and any other dividends or distributions in respect thereof that such holder has the right to receive pursuant to the provisions of Section 4.2(c), may be issued and/or paid to such a transferee only if the Poet Certificate formerly representing such Poet Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. If any certificate for shares of Versant Common Stock is to be issued in a name other than that in which the Poet Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person (as hereinafter defined) requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of certificates of shares of Versant Common Stock in a name other than that of the registered holder of the Poet Certificate surrendered, or shall establish to the satisfaction of Versant or the Exchange Agent that such taxes has been paid or are not applicable.

As used in this Agreement, the term “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined in Section 5.1(d)) or other entity of any kind or nature.

(c) Distributions with Respect to Unexchanged Poet Shares. In the event that a dividend or other distribution is declared by Versant in respect of the Versant Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Versant Common Stock issuable in the Merger pursuant to Section 4.1(a) of this Agreement. No such dividend or other distribution in respect of the Versant Common Stock issuable in the Merger shall be paid to any holder of any unsurrendered Poet Certificate unless and until such Poet Certificate is surrendered for exchange in accordance with this Article IV or an affidavit of loss in lieu thereof and (if requested) an indemnity agreement and/or a bond is provided to Versant in accordance with Section 4.2(g). Subject to the effect of applicable laws, following surrender of any such Poet Certificate, there shall be issued and/or paid to the holder of the certificates representing the whole shares of Versant Common Stock issued in exchange for such Poet Certificate, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date on or after the Effective

Time theretofore payable with respect to such whole shares of Versant Common Stock and not paid, if any and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Versant Common Stock with a record date on or after the Effective Time but with a payment date subsequent to surrender, if any.

(d) Transfers. After the Effective Time, there shall be no transfers on the stock transfer books of Poet of any of the Poet Shares that were outstanding immediately prior to the Effective Time.

(e) Cash in Lieu of Fractional Versant Shares. Notwithstanding any other provision of this Agreement to the contrary, no fractional shares of Versant Common Stock will be issued in the Merger pursuant to this Article IV and any holder of Poet Shares who would be entitled to receive a fractional share of Versant Common Stock but for the provisions of this Section 4.2(e) shall instead be entitled to receive, upon surrender of such holder’s Poet Certificates as provided in this Article IV, in lieu of such fractional share, a cash payment without interest, which payment shall be equal to the per share market value of Versant Common Stock (based on the average of the closing sale prices of Common Stock as quoted on the Nasdaq Stock Market (or on any other market, quotation system or exchange on which the Versant Common Stock is then traded or quoted) during the ten (10) trading day period ending on the last trading day prior to the Closing Date) multiplied by the fraction of a share of Versant Common Stock to which such holder would otherwise be entitled. The fractional interests of each holder of Poet Shares in shares of Versant Common Stock will be aggregated so that no holder of Poet Shares will receive cash in an amount equal to or greater than the value of one (1) full share of Versant Common Stock. Cash payable in lieu of fractional shares of Versant Common Stock under this Section may, at Versant’s option, be obtained from the sale by the Exchange Agent on behalf of former holders of Poet Shares who are entitled to receive cash in lieu of fractional shares hereunder, of the aggregate fractional shares of Versant Common Stock that such holders otherwise would be entitled to receive. Any such sale or sales shall be made by the Exchange Agent as soon as reasonably practicable after the Effective Time at the then prevailing prices on the Nasdaq Stock Market (or other market, quotation system or exchange on which the Versant Common Stock is then traded or quoted).

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any Versant Common Stock) that remains unclaimed by the stockholders of Poet for one hundred eighty (180) days after the Effective Time shall be paid over to Versant by the Exchange Agent. Any stockholders of Poet who have not theretofore complied with this Article IV shall thereafter look only to Versant for payment of their shares of Versant Common Stock, any cash in lieu of fractional shares of Versant Common Stock payable pursuant to Section 4.2(e) and any cash, dividends and other distributions in respect of the Versant Common Stock payable and/or issuable pursuant to Section 4.1 and Section 4.2(c), in each case without any interest thereon, upon due surrender of their Poet Certificates or an affidavit of loss in lieu thereof and (if requested) an indemnity agreement and/or a bond is provided to Versant in accordance with Section 4.2(g). Notwithstanding the foregoing, none of Versant, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of Poet Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Lost, Stolen or Destroyed Certificates. In the event any Poet Certificate shall have been lost, stolen or destroyed, upon the making, execution and delivery to Versant of an affidavit of that fact by the Person claiming such Poet Certificate to be lost, stolen or destroyed in a form reasonably acceptable to Versant and, if required by Versant in its sole discretion, the execution and delivery by such Person to Versant of an indemnity agreement indemnifying Versant against, and/or the posting by such Person of a bond in an amount determined by Versant as indemnity against, any claim that may be made against Versant or its affiliates with respect to such lost, stolen or destroyed Poet Certificate, the Exchange Agent will issue to such Person, in exchange for such lost, stolen or destroyed Poet Certificate, the shares of Versant Common Stock and any cash payable in respect of the Poet Shares formerly represented by such lost, stolen or destroyed Poet Certificate upon the due surrender and delivery thereof in accordance with the provisions of Sections 4.1 and 4.2(e) and any unpaid dividends or other distributions in respect of such shares of Versant Common Stock in accordance with the provisions of Section 4.2(c).

(h) Change of Status of Poet Dissenting Shares. Notwithstanding the provisions of Section 4.1(d), if any holder of Poet Dissenting Shares shall effectively and bindingly release or forfeit such holder’s dissenters’ appraisal rights under Section 262 of the DGCL (whether through failure to perfect such appraisal rights, a settlement or a release agreement releasing or forfeiting such appraisal rights or otherwise), then, effective as of the later of (i) the Effective Time or (ii) the occurrence of such release or loss of such appraisal rights, such holder’s Poet Dissenting Shares shall cease to be Poet Dissenting Shares and Excluded Shares and shall automatically be converted into and represent only the right to receive shares of Versant Common Stock and cash in lieu of fractional shares as provided in Section 4.1, without interest thereon, upon surrender of the certificate(s) representing such shares in accordance with the foregoing provisions of this Section 4.2.

      4.3     Equitable Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect appropriately and equitably the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Poet Shares or Versant Common Stock), reorganization, recapitalization or other like change with respect to the Poet Shares or to the Versant Common Stock occurring on or after the date of this Agreement and prior to the Effective Time.

      4.4     Assumption or Substitution of Poet Stock Options and Poet Warrants. Upon the Effective Time, (a) the stock options of Poet that are Poet Options (as defined in Section 5.1(b)(i)) that are outstanding immediately prior to the Effective Time shall be assumed or substituted by Versant (as determined by Versant) and shall become options to purchase Versant Common Stock as provided in Section 6.12 and (b) the warrants to purchase Poet Shares that are Poet Warrants (as defined in Section 5.1(b)(i)) and are outstanding immediately prior to the Effective Time shall be assumed or substituted by Versant (as determined by Versant) and shall become warrants to purchase Versant Common Stock as provided in Section 6.12.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

      5.1     Representations and Warranties of Poet, Versant and Merger Sub. Except as set forth in the corresponding sections or subsections of the disclosure letter, dated the date hereof, delivered by Poet to Versant or by Versant to Poet (each a “Disclosure Letter” and the “Poet Disclosure Letter” and the “Versant Disclosure Letter,” respectively), as the case may be, Poet (except for subparagraphs 5.1(b)(ii), 5.1(b)(iii), 5.1(c)(ii), 5.1(e)(iii)), hereby represents and warrants to Versant and Merger Sub, and Versant (except for subparagraphs 5.1(b)(i), 5.1(c)(i), 5.1(e)(ii), and the first sentence of Section 5.1(j)), on behalf of itself and Merger Sub, hereby represents and warrants to Poet that:

(a) Organization, Good Standing and Qualification. Each of it and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction where the ownership or operation of its properties or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, when taken together with all other such failures, is not reasonably likely to have a Material Adverse Effect (as hereinafter defined) on it. It has made available to Versant, in the case of Poet, and to Poet, in the case of Versant and Merger Sub, a complete and correct copy of its and its Subsidiaries’ articles or certificates of incorporation and bylaws, or other governing documents, as applicable, each as amended to date. Such articles or certificates of incorporation and bylaws, or other governing documents, so delivered are in full force and effect. Section 5.1(a) of its respective Disclosure Letter contains a correct and complete list of each jurisdiction where it and each of its Subsidiaries is organized and qualified to do business. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement. Except for its interests in its Subsidiaries, it does not own any direct or indirect ownership or equity interest in any other Person.

As used in this Agreement:

(i) “Subsidiary” means, with respect to Poet, Versant or Merger Sub, as the case may be, any entity, whether incorporated or unincorporated, of which at least a majority of the issued and outstanding securities or ownership interests having by their terms ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions for such entity is, directly or indirectly, owned or controlled by such party and/or by one or more of its respective Subsidiaries;

(ii) “Material Adverse Effect” means, with respect to any Person, any change, event, inaccuracy, circumstance or effect (any such item, an “Effect”) that is materially adverse to the financial condition, assets (including intangible assets), or business of such Person and its Subsidiaries taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute a Material Adverse Effect with respect to a Person nor be taken into account when determining whether there has been, or will be, a Material Adverse Effect with respect to a Person: (A) any failure by that Person to meet analysts’ published revenue or earnings predictions for that Person for any period ending (or for which revenues or earnings are released) on or after the date of this Agreement; (B) any change in such Person’s results of operations, stock price or trading volume; (C) any Effect resulting from the announcement of this Agreement or the Merger, including but not limited to responses of such Person’s employees or customers; (D) any Effect that results from changes in general economic conditions or affecting generally the industry or industries in which such Person or any of its Subsidiaries participates, the U.S. or German economy as a whole or any foreign economies in any locations where such Person or any of its Subsidiaries has material operations, or affecting generally sales or customers, unless such condition shall disproportionately adversely affect such Person or any of its Subsidiaries; (E) any Effect resulting from the failure of another party to this Agreement to comply with this Agreement, or from the failure of another party to this Agreement to take any action required to be taken by such other party under this Agreement; or (F) any Effect resulting from any action taken or announced, or any action not taken, at the express request of the other party to this Agreement.

(iii) the term “knowledge” means, with respect to a party to this Agreement, with respect to any matter in question, that any of the executive officers of such party has actual knowledge of such matter;

(iv) “Contract” means and includes any agreement, lease, contract, note, mortgage, indenture or other legally binding obligation or commitment.

(b) Capital Structure.

(i) Poet. As of the date of this Agreement, the authorized capital stock of Poet consists of 100,000,000 Poet Shares, of which 10,924,606 shares are issued and outstanding and 3,000,000 shares of Preferred Stock, par value $0.001 per share (the “Poet Preferred Shares”), none of which are outstanding. All of the outstanding Poet Shares have been duly authorized and are validly issued, fully paid and non-assessable. Poet has no Poet Shares or Poet Preferred Shares subject to issuance, except for: (A) 2,274,895 Poet Shares reserved for issuance under Poet’s stock option or other equity-based compensation plans or agreements identified in Section 5.1(b)(i) of the Poet Disclosure Letter (collectively, the “Poet Stock Option Plans”), of which options to acquire not more than 1,449,586 Poet Shares are outstanding as of the date of this Agreement; (B) 422,055 Poet Shares reserved for issuance under Poet’s 1999 Employee Stock Purchase Plan; and (C) 55,739 Poet Shares reserved for issuance under warrants to purchase Poet Shares that are outstanding on the date of this Agreement (the “Poet Warrants”). None of the Poet Warrants will be outstanding as of immediately prior to the Effective Time. Section 5.1(b) of the Poet Disclosure Letter (or a schedule thereto) sets forth a correct and complete list of (A) each option to purchase Poet Shares granted under the Poet Stock Option Plans and any other option to purchase Poet Shares not granted under any of the Poet Stock Option Plans, if any (each, a “Poet Option”) that is outstanding on the date of this Agreement and (B) each Poet Warrant that is outstanding on the date of this Agreement, with such list to include, with respect to each such Poet Option or Poet Warrant, the following information: the name and address (if available) of the holder of such Poet Option or Poet Warrant, the total number of Poet Shares subject to such Poet Option or Poet Warrant, the date of grant of such Poet Option or Poet Warrant, its exercise price, vesting schedule (including any terms relating to acceleration of vesting), whether (only in the case of Poet Options) such Poet Option is designated an incentive stock option within the meaning of Section 422 of the Code or as a non-qualified stock option, and (solely in the case of Poet Options) identifying whether such Poet Option was issued under a Poet Stock Option Plan and, if so, under which Poet Stock Option Plan it was granted. As used herein the term “Poet Stock Plans” means, collectively, the Poet Stock Option Plans and Poet’s 1999 Employee Stock Purchase Plan. All issued and outstanding shares of capital stock or other securities of each of Poet’s Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and, except for directors’ qualifying shares, owned by Poet and/or by a direct or indirect wholly owned Subsidiary of Poet, free and clear of any lien, pledge, security interest, claim or other encumbrance, other than immaterial liens which do not affect Poet’s (or such wholly-owned Poet Subsidiary’s) right, title and interest in and to such shares or securities. Except as set forth above in this paragraph or as disclosed in Section 5.1(b) of the Poet Disclosure Letter or as specifically permitted by Section 6.1(a)(iii) of this Agreement or the Schedules hereto, there are (A) no shares of capital stock of Poet authorized, issued or outstanding and (B) no preemptive rights nor any outstanding subscriptions, options, warrants, rights, convertible securities or other agreements or commitments of any character to which Poet or any of its Subsidiaries is a party or may be bound relating to, or obligating Poet or any of its Subsidiaries to issue any of, the issued or unissued capital stock or other securities of Poet or any of its Subsidiaries. Neither Poet nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations the hold ers of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the stockholders of Poet or any of its Subsidiaries on any matter (“Poet Voting Debt”). Except for the shares of Versant Common Stock issuable by Versant as the Merger Consideration under Article IV, and except as provided in Section 6.12 (regarding Versant’s assumption or substitution of the Poet Options and the Poet Warrants), at or after the Effective Time, neither the Surviving Corporation nor Versant nor their respective affiliates will have any current or future obligation to issue, transfer or sell any shares or other securities of the Surviving Corporation, Versant or any of their respective affiliates pursuant to any Compensation and Benefit Plan (as defined in Section 5.1(h)) of Poet. According to Poet’s records, (i) more than seventy-five percent (75%) of the outstanding shares of each class of its capital stock, and (ii) more than seventy-five percent (75%) of the outstanding Poet Options, are held by persons or entities whose addresses are not within the State of California; provided, that for purposes of the foregoing calculation, securities held in street name shall not be considered outstanding. The assumption or substitution and conversion of Poet Options and Poet Warrants upon the Effective Time of the Merger contemplated by Section 6.12 will not conflict with, or result in any breach, default or violation of, the terms or conditions of any Poet Option or Poet Warrant. No Poet Warrant will have its originally scheduled expiration date extended by reason of Poet’s failure to give the holder of such Poet Warrant give written notice of such originally scheduled expiration date.

(ii) Versant. As of the date of this Agreement, the authorized capital stock of Versant consists of 45,000,000 shares of Versant Common Stock, of which 15,011,240 shares are issued and outstanding, and 3,000,000 shares of Preferred Stock, no par value per share (the “Versant Preferred Stock”), of which 2,000,000 shares are designated Series A Preferred Stock (“Versant Series A Preferred Stock”), of which 1,313,743 shares of Versant Series A Preferred Stock are issued and outstanding. All of the outstanding shares of Versant Common Stock and Versant Series A Preferred Stock have been duly authorized and are validly issued, fully paid and non-assessable. Except for any shares or other securities of Versant that may be issued in a Permitted Financing, Versant has no shares of Versant Common Stock or Versant Preferred Stock subject to issuance, except for: (A) 5,725,000 shares of Versant Common Stock reserved for issuance under Versant’s 1996 Equity Incentive Plan and Versant’s 1996 Directors Stock Option Plan (collectively, the “Versant Stock Option Plans”), of which options to acquire not more than 3,712,490 shares of Versant Common Stock are outstanding as of the date of this Agreement; (B) 1,250,000 shares of Versant Common Stock reserved for issuance under Versant’s 1996 Employee Stock Purchase Plan (Versant’s 1996 Employee Stock Purchase Plan and the Versant Stock Option Plans are collectively referred to herein as the “Versant Stock Plans”); (C) 1,332,796 shares of Versant Common Stock reserved for issuance under warrants to purchase shares of Versant Common Stock that are outstanding on the date of this Agreement (collectively, the “Versant Warrants”); and (D) 2,627,486 shares of Versant Common Stock subject to issuance upon the conversion of the outstanding Versant Series A Preferred Stock (which number of shares of Versant Common Stock will be increased on or before the Effective Time to 3,941,230 shares of Versant Common Stock as contemplated by Section 6.17 and/or the Articles Amendment. Section 5.1(b) of the Versant Disclosure Letter (or a schedule thereto) sets forth a correct and complete list of (A) each option to purchase shares of Versant Common Stock granted under the Versant Stock Option Plans and any other option to purchase shares of Versant Common Stock not granted under any of the Poet Stock Option Plans, if any (each, a “Versant Option”) that is outstanding on the date of this Agreement and (B) each Versant Warrant that is outstanding on the date of this Agreement, with such list to include, with respect to each such Versant Option or Versant Warrant, the following information: the name and address (if available) of the holder of such Versant Option or Versant Warrant, the total number of shares of Versant Common Stock subject to such Versant Option or Versant Warrant, the date of grant of such Versant Option or Versant Warrant, its exercise price, vesting schedule (including any terms relating to acceleration of vesting), whether (only in the case of Versant Options) such Versant Option is designated an incentive stock option within the meaning of Section 422 of the Code or as a non-qualified stock option, and (solely in the case of Versant Options) identifying whether such Versant Option was issued under a Versant Stock Option Plan and, if so, under which Versant Stock Option Plan it was granted. All issued and outstanding shares of capital stock or other securities of each of Versant’s Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and, except for directors’ qualifying shares, owned by Versant and/or by a direct or indirect wholly owned Subsidiary of Versant, free and clear of any lien, pledge, security interest, claim or other encumbrance, other than immaterial liens which do not affect Versant’s (or such wholly-owned Versant Subsidiary’s) right, title and interest in and to such shares or securities. Except as set forth above in this paragraph or as disclosed in Section 5.1(b) of the Versant Disclosure Letter or as specifically permitted by this Agreement or the Schedules hereto (including but not limited to the provisions of Sections 6.2(a)(iii) and 6.17), there are (A) no shares of capital stock of Versant or of any of its Subsidiaries authorized, issued or outstanding and (B) there are no preemptive rights nor any outstanding subscriptions, options, warrants, rights, convertible securities or other agreements or commitments of any character to which Versant or any of its Subsidiaries is a party or may be bound relating to, or obligating Versant or any of its Subsidiaries to issue any of, the issued or unissued capital stock or other securities of Versant or any of its Subsidiaries. Neither Versant nor any of its subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the stockholders of Versant or any of its Subsidiaries on any matter (“Versant Voting Debt”). Except as described above, as contemplated by Section 6.12 upon the Effective Time of the Merger and except for obligations to issue shares of Versant Common Stock under Versant’s 1996 Employee Stock Purchase Plan and except as otherwise contemplated by Section 6.2(a)(iii) of this Agreement, neither Versant nor any of its affiliates have any current or future obligation to issue, transfer or sell any shares or securities of Versant or any of its respective affiliates pursuant to any Compensation and Benefit Plan (as defined in Section 5.1(h)) of Versant. Except as provided in Section 6.17, no Versant Warrant will have its originally scheduled expiration date extended by reason of Versant’s failure to give the holder of such Versant Warrant written notice of such originally scheduled expiration date.

(iii) Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share (“Merger Sub Common Stock”), all of which are issued and outstanding. All of the outstanding shares of Merger Sub Common Stock are owned by Versant and have been duly authorized and are validly issued, fully paid and non-assessable. Except as described in the first sentence of this subparagraph (iii), there are (A) no other shares of capital stock or other voting securities of Merger Sub, (B) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or other voting securities of Merger Sub, and (C) no options, warrants or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities, or securities convertible into, or exchangeable for, capital stock or other voting securities of Merger Sub.

(c) Corporate Authority; Approval and Fairness.

(i) Poet. Poet has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger in accordance with this Agreement, subject only to approval of this Agreement by the holders of a majority of the outstanding Poet Shares. This Agreement is a valid and binding agreement of Poet enforceable against Poet in accordance with its terms. The Board of Directors of Poet (A) has unanimously approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby, and (B) has received the written opinion of its financial advisor, equinet Corporate Finance AG to the effect that the consideration to be received by the holders of the Poet Shares in the Merger is fair to such holders from a financial point of view.

(ii) Versant; Merger Sub. Each of Versant and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger in accordance with this Agreement, subject only to approval by Versant’s shareholders of (A) this Agreement and the Merger, (B) the issuance of the shares of Versant Common Stock to be issued pursuant to this Agreement and the Merger (including the shares of Versant Common Stock potentially issuable pursuant to Versant’s assumption of Poet Options and Poet Warrants pursuant to this Agreement) (the “Versant Stock Issuance”), (C) the Articles Amendment (as defined below), and (D) the re-composition of Versant’s Board of Directors upon the Effective Time contemplated by Section 3.3 (the “Versant Board Re-Composition”), in each case as and to the extent required by Versant’s Articles of Incorporation and Bylaws, the California General Corporation Law and (as applicable) the rules of the Nasdaq Stock Market. As used herein, the term “Articles Amendment” means an amendment of Versant’s Articles of Incorporation, to be become effective on or before the Effective Time, that will: (i) increase the authorized number of shares of Versant Common Stock from 45,000,000 to 75,000,000 shares; (ii) to the extent that the outstanding shares of Versant Series A Preferred Stock have not previously been converted into Versant Common Stock at a conversion rate of not more than three (3) shares of Versant Common Stock for each converted share of Versant Series A Preferred Stock, change the conversion rate of the Versant Series A Preferred Stock (by reduction of its conversion price or otherwise) so as to cause each outstanding share of Versant’s Series A Preferred Stock to be convertible into up to three (3) shares of Versant Common Stock; (iii) cause all outstanding shares of Versant’s Series A Preferred Stock not converted into Versant Common Stock prior to the Effective Time to fully convert into shares of Versant Common Stock upon the Effective Time at the conversion rate of not more than three (3) shares of Versant Common Stock for each outstanding share of Series A Preferred Stock; (iv) provide that, for a period of twelve (12) months immediately after the Effective Time, (A) any action that would be a “Material Asset Action” (as defined below) or (B) any change in the number of members of Versant’s Board of Directors from five (5) members, must be approved by at least eighty percent (80%) of the members of Versant’s Board of Directors then in office; and (v) provide that, for a period of twelve (12) months immediately after the Effective Time, there can be no amendment of the provisions described in the immediately preceding clause (iv) unless such amendment is approved by at least eighty percent (80%) of the members of Versant’s Board of Directors then in office. As used in the preceding sentence, the term “Material Asset Action” means: (i) any acquisition or purchase by Versant from a third party of a business or of assets that will, immediately after being purchased or acquired by Versant, represent a material portion of Versant’s total consolidated business or assets; (ii) any sale or disposition by Versant of any line of business or product line; or (iii) any material change in the operation or the nature of any material line of business that is conducted by Versant or any of its Subsidiaries as of immediately prior to the Merger Effective Time.

(iii) This Agreement is a valid and binding agreement of Versant and Merger Sub enforceable against Versant and Merger Sub in accordance with its terms. The Board of Directors of each of Versant and Merger Sub (A) has unanimously approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby, and (B) the Board of Directors of Versant has received the written opinion of its financial advisor, Seven Hills Partners, LLC, to the effect that the Exchange Ratio is fair to Versant from a financial point of view. The shares of Versant Common Stock, when issued pursuant to this Agreement, will be validly issued, fully paid and non-assessable, and no stockholder of Versant will have any preemptive right of subscription or purchase with respect to such shares.

(d) Governmental Filings; No Violations; Contracts.

(i) Other than the filings and/or notices (A) contemplated by Section 1.3, (B) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (C) contemplated by Section 6.3 (which include the filing of the Registration Statement), (D) otherwise required to be made by Versant, Poet or Merger Sub under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the Merger or any of the transactions contemplated by this Agreement, and (E) required to be made with governmental or regulatory authorities in any jurisdiction outside the United States and described in Section 5.2(d)(i) of its Disclosure Letter, no notices, reports or other filings are required to be made with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by it from, any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority or instrumentality, or any quasi-governmental or private body exercising any regulatory or governmental or quasi-governmental authority (each, a “Governmental Entity”), in connection with the execution and delivery of this Agreement by it and the consummation by it of the Merger and the other transactions contemplated hereby, except for those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on it or to prevent, materially delay or materially impair its ability to consummate the transactions contemplated by this Agreement or materially impair the ability of the Surviving Corporation, Versant, or any of their respective Subsidiaries or affiliates, following consummation of the Merger, to conduct any material business or operations in any jurisdiction where they are now being conducted.

(ii) The execution, delivery and performance of this Agreement does not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, its articles or certificate of incorporation or bylaws or other governing documents or the comparable governing instruments of any of its Significant Subsidiaries, each as amended (B) (with or without notice, lapse of time or both) a breach or violation of, or a default under, the acceleration or modification of any obligations under, or the creation of a lien, pledge, security interest or other encumbrance on any assets of it or any of its Subsidiaries pursuant to, any Contract that is binding upon it or any of its Subsidiaries or any Law (as defined in Section 5.1(i)) or governmental or non-governmental permit or license to which it or any of its Subsidiaries is subject or (C) any change in the rights or obligations of its or of any of its Subsidiaries under any of its or their Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, default, acceleration, creation or change that, individually or in the aggregate, is not reasonably likely to (1) have a Material Adverse Effect on it, or (2) prevent, materially delay or materially impair its ability to consummate the Merger or any of the other transactions contemplated by this Agreement or (3) materially impair the ability of the Surviving Corporation or

Versant or any of their respective Subsidiaries or affiliates, following consummation of the Merger, to conduct any material business or operations in any jurisdiction where such business or operations are now being conducted.

(iii) For purposes of this Agreement, the term “Material Contract” shall mean, with respect to Versant, any of the following Contracts of Versant or any of its Subsidiaries and, with respect to Poet, any of the following Contracts of Poet or any of its Subsidiaries, under which any party has any remaining rights or any unperformed or potential obligations or liabilities:

(A) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to it and its Subsidiaries (including any agreement that is required to be filed in a future Report, as defined in Section 5.1(e) below);

(B) any employment or consulting Contract between it or any of its Subsidiaries and any executive officer or other employee of it or any of its Subsidiaries earning an annual base salary in excess of $125,000 or a member of its Board of Directors, or which provides for severance or similar obligations in amounts greater than two (2) months of the employee’s base salary, other than those agreements that are terminable by it or any of its Subsidiaries on no more than thirty (30) days notice without any liability or financial obligation;

(C) any joint venture or partnership Contract or similar arrangement or any other agreement which has involved or is expected to involve a sharing of profits or a sharing of revenues of $100,000 per annum or more with other Persons;

(D) any Compensation and Benefit Plan (as defined in Section 5.1(h)) of it or any of its Subsidiaries;

(E) any agreement of indemnification or any guaranty by it or any of its Subsidiaries, other than any agreement of indemnification entered into in connection with the sale, license or provision of its products and/or services in the ordinary course of their respective businesses;

(F) any Contract to which it or any of its Subsidiaries is a party or is bound that is described in subparagraph 5.1(d)(iv) below;

(G) any Contract relating to the disposition or acquisition by it or any of its Subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of its business, or pursuant to which it or any of its Subsidiaries has any material ownership interest in any other Person or other business enterprise other than its Subsidiaries;

(H) any dealer, distributor, reseller, joint marketing or development agreement, under which it any of its Subsidiaries have continuing obligations or costs in excess of $100,000 per year, which may not be canceled without penalty upon notice of ninety (90) days or less;

(I) any Material Third Party IP Licenses (as defined in Section 5.1(l)) to which it or any of its Subsidiaries are a party;

(J) any agreement pursuant to which it any of its Subsidiaries have continuing obligations to jointly develop any material item of software, trade secrets or other intellectual property;

(K) any Contract to provide (on a contingent, future or other basis) to any third party the source code for any product or technology of it or any of its Subsidiaries;

(L) any Contract containing any support, service or maintenance obligation on the part of it or any of its Subsidiaries not in the ordinary course of its business consistent with past practice;

(M) any Contract to license any third party to manufacture or reproduce any of the products, services or technology of it or any of its Subsidiaries or any Contract to sell or distribute any of the products, services or technology of it or any of its Subsidiaries, but only if the revenue derived by it or any of its Subsidiaries under such Contract exceeded $300,000 during the twelve (12) month period ended (i) June 30, 2003, in the case of Poet or (ii) July 31, 2003, in the case of Versant;

(N) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit by it or any of its Subsidiaries, other than accounts receivables and payables in the ordinary course of business;

(O) any release or settlement agreement entered into within three (3) years prior to the date of this Agreement;

(P) any lease for (a) real property in which the amount of payments which it or any of its Subsidiaries is required to make on an annual basis exceeds $100,000 or (b) personal property in which the amount of payments which it or any of its Subsidiaries is required to make on an annual basis exceeds $100,000;

(Q) any agreement, contract or commitment pursuant to which the Company or any of its Subsidiaries is obligated to pay in the future in excess of $250,000 in any one year period which is not terminable by it or its Subsidiaries without penalty in excess of $10,000 upon notice of ninety (90) days or less, other than any agreement, contract or commitment to purchase inventory in the ordinary course of business consistent with past practice;

(R) any other agreement, contract or commitment that has a value of $350,000 or more in any individual case not described in clauses (A) through (Q) above or under which it or any of its Subsidiaries derived five percent (5%) or more of its total consolidated revenue during its last four completed fiscal quarters prior to the date of this Agreement;

(S) any agreement pursuant to which it or any of its Subsidiaries may be contractually obligated to register or qualify any of its shares of capital stock or other securities under the Securities Act of 1933, as amended, or any similar securities law of any other jurisdiction; or

(T) any Contract, or group of Contracts with a Person (or group of affiliated Persons), not described in clauses (A) through (S) above, the termination or breach of which would be reasonably expected to have a material adverse effect on any material product or service offerings of it or any of its Subsidiaries or otherwise have a Material Adverse Effect on it.

      Section 5.1(d)(iii) of its Disclosure Letter sets forth a list of all its Material Contracts to which it or any of its Subsidiaries is a party or is bound by as of the date of this Agreement which are described in clauses (A) through (T) above. All its Material Contracts are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to be material it. Neither it nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a material breach or default under the provisions of, any of its Material Contracts, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to be material to it.

(iv) Section 5.1(d) of its respective Disclosure Letter sets forth a correct and complete list of its Material Contracts pursuant to which the consent or waiver of a third party is or may be required to be obtained prior to consummation of the transactions contemplated by this Agreement in order to avoid a material breach or violation of, or a default under, such Material Contracts.

(v) Neither it nor any of its Subsidiaries is a party to, or is bound by, any undischarged written or oral: (A) agreement restricting in any manner its right to compete with any other Person, its right to purchase, develop, manufacture, sell or distribute any product, the right of any person to compete with it, or its ability to employ or hire any Person; (B) agreement between it and any of its Related Parties (as defined below) not previously described in its Reports (as defined in Section 5.1(e) below) or not previously filed as an exhibit to any of its Reports; (C) any contract, agreement or arrangement containing change of control provisions that will be triggered by the consummation of the Merger; or (D) agreement creating a lien, claim, security interest or other encumbrance against any of its assets. For purposes of this Agreement, the term “Related Party” shall mean: with respect to Versant or Poet, respectively, any present or former officer or director, 10% stockholder or present affiliate of it or any of its respective Subsidiaries, any present or former known spouse, ancestor or descendant of any of the aforementioned persons or any trust or other similar entity for the benefit of any of the foregoing persons.

(e) Reports; Financial Statements.

(i) It has, and, to the extent applicable, each of its then-existing or current Subsidiaries has, made all filings required to be made by it with the Securities and Exchange Commission (the “SEC”) under the Exchange Act since December 31, 1999 (collectively, including any such reports filed subsequent to the date of this Agreement, the “Reports”).

(ii) Poet has delivered or made available to Versant each registration statement, report, proxy statement or information statement (including reports on SEC Form 8-K) that Poet has filed with the SEC since December 31, 2002 (the “Poet Audit Date”), including, without limitation, (A) its Annual Report on Form 10-K for the year ended December 31, 2002, as amended by a Form 10-K/ A, (B) its Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2003 and June 30, 2003, and (C) its reports filed on Form 8-K on April 22, June 24, July 22, and August 25, 2003, all in the form (including exhibits, annexes and any amendments thereto), all filed with the SEC. Other than the Reports specifically recited in clauses (A), (B) and (C) of the preceding sentence, Poet has not, on or prior to the date of this Agreement, filed any other definitive reports or statements with the SEC since the Poet Audit Date.

(iii) Versant has delivered or made available to Poet each registration statement, report, proxy statement or information statement (including reports on SEC Form 8-K) that Versant has filed with the SEC since October 31, 2002 (the “Versant Audit Date”), including, without limitation, (A) its Annual Report on Form 10-K for the year ended October 31, 2002, (B) its Quarterly Reports for the quarters ended January 31, 2003, April 30, 2003 and July 31, 2003 (including an amendment on Form 10-QA for the quarter ended April 30, 2003, (C) its Annual Report to stockholders regarding its fiscal year ended October 31, 2002, (D) its preliminary and definitive Proxy Statement with respect to its 2003 Annual Meeting of Stockholders, (E) its reports filed on Form 8-K on May 28, June 25, August 5, and September 9, 2003, and (F) its registration statement on Form S-8 filed on August 14, 2003, all in the form (including exhibits, annexes and any amendments thereto) filed with the SEC. Other than the Reports specifically recited in clauses (A) through (F) of the preceding sentence, Versant has not, on or prior to the date of this Agreement, filed any other definitive reports or statements with the SEC since the Versant Audit Date.

(iv) As of their respective dates, its Reports (i) were prepared in accordance with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such Reports and (ii) did not, at the time they were filed (and any Reports filed by it with the SEC subsequent to the date of this Agreement will not, at the time it is filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into its Reports (including the related notes and schedules) fairly presents, or will fairly present, the consolidated financial position of it and its Subsidiaries as of its date and each of the consolidated statements of operations and of cash flows included in or incorporated by reference into its Reports (including any related notes and schedules) fairly presents, or will fairly present, the results of operations, retained earnings and cash flows, as the case may be, of it and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of certain notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with United States generally accepted accounting principles

(“GAAP”)consistently applied during the periods involved, except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, except as permitted by the SEC and the rules and regulations under the Exchange Act with respect to filings on Form 10-Q or 10-QSB (as applicable).

(f) Absence of Certain Changes. Except as disclosed in its Reports filed prior to the date of this Agreement, since July 31, 2003 (with respect to Versant) and since June 30, 2003 (with respect to Poet) it and its Subsidiaries have conducted their respective businesses in all material respects only in the ordinary and usual course of such business, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been: (i) any change in the condition (financial or otherwise), properties, assets (including intangible assets), business or results of operations of it and its Subsidiaries, except those changes that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Material Adverse Effect on it; (ii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by it or any of its Subsidiaries, whether or not covered by insurance; (iii) any declaration, setting aside or payment of any dividend or other distribution in respect of its capital stock, except for dividends or other distributions on its capital stock publicly announced prior to the date of this Agreement; or (iv) any change in its accounting principles, practices or methods. Since April 30, 2003 (with respect to Versant) and since June 30, 2003 (with respect to Poet), except as provided for herein, as disclosed in Section 5.1(f) of its respective Disclosure Letter or as disclosed in its Reports filed prior to the date of this Agreement, there has not been any material increase in the compensation payable or that could become payable by it or by any of its Subsidiaries to (x) any of its officers or (y) any key employees of it or its Subsidiaries, or any officers of its Subsidiaries, whose annual base salary is, or whose annual cash compensation in its last fiscal year was, $150,000 or more, or any amendment of any of its Compensation and Benefit Plans.

(g) Litigation and Certain Liabilities. Except as disclosed in Section 5.1(g) of its respective Disclosure Letter or as disclosed in its Reports filed prior to the date of this Agreement and except for matters which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on it or prevent or materially delay or materially impair its ability to consummate the transactions contemplated by this Agreement, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to its knowledge, threatened against it or any of its Subsidiaries or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to matters involving any Environmental Law (as defined in Section 5.1(k)) or any other facts or circumstances of which it has knowledge, that are reasonably likely to result in any suits, demands or claims against, or obligations or liabilities of, it or any of its Subsidiaries.

(h) Employee Benefits. A copy of each bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, employment, termination, severance, compensation, medical, health, life or disability insurance, or other welfare plan, agreement, policy or arrangement (including without limitation all amendments thereto) that currently covers current or former employees, consultants, independent contractors, directors, former employees or former directors of it and/or any of its Subsidiaries, whether sponsored or maintained by it or any of its Subsidiaries (collectively, the “Compensation and Benefit Plans”) and any trust agreement or insurance contract forming a part of such Compensation and Benefit Plans and copies of the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or the Code in connection with each Compensation and Benefit Plan has been made available to Versant, in the case of Poet, and to Poet, in the case of Versant, prior to the date of this Agreement. The Compensation and Benefit Plans of it and its Subsidiaries existing as of the date of this Agreement are listed in Section 5.1(h) of its respective Disclosure Letter and any “change of control” or similar provisions of any of such Compensation and Benefit Plans which will be triggered by the Merger are specifically identified in Section 5.1(h) of its respective Disclosure Letter. All insurance and other contractual payments due from it to any insurance carriers providing insurance benefits under any of its Compensation and Benefit Plans have been paid in full when due.

(i) All of its Compensation and Benefit Plans are in compliance in all material respects with all applicable laws, including but not limited to the Code and ERISA and applicable laws of other jurisdictions (including, in the case of Poet, the laws of the Federal Republic of Germany and any local political subdivision or jurisdiction thereof). With respect to each of its Compensation and Benefit Plans that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”), that is intended to be qualified under Section 401(a) of the Code (a) a favorable determination, opinion or advisory letter from the Internal Revenue Service (the “IRS”) has been issued and received by it (or other relevant non-U.S. governmental authority, if applicable) for such Compensation and Benefit Plan, (b) it has applied for such a letter in a timely fashion, (c) it has a remaining period of time within which to apply for such a letter, or (d) if reliance is permitted under IRS Announcement 2001-77, relies on the favorable opinion letter or advisory letter issued to the master and prototype or volume submitter plan sponsor of such Compensation and Benefit Plan and it is not aware of any circumstances likely to result in revocation of any such favorable determination, opinion or advisory letter. There is no pending or, to its knowledge, threatened material litigation relating to its Compensation and Benefit Plans. To its knowledge, neither it nor any of its Subsidiaries has engaged in a transaction with respect to any Compensation and Benefit Plan that, assuming the taxable period of such transaction expired as of the date of this Agreement, would subject it or any of its Subsidiaries to fiduciary liability payment of additional benefits or a material Tax or penalty imposed by any applicable law, including but not limited to Section 4975 of the Code or Section 502 of ERISA.

(ii) As of the date of this Agreement, neither it nor any of its Subsidiaries maintains or contributes to an employee pension benefit plan subject to Title IV of ERISA or Section 412 of the Code.

(iii) Except as set forth in Section 5.1(h) of its respective Disclosure Letter, neither it nor its Subsidiaries have any obligations for retiree health and life benefits under any Compensation and Benefit Plan. With respect to Compensation and Benefit Plans that do not contain a cash or deferred arrangement under Section 401(K) of the Code, it or its Subsidiaries may amend or terminate any such plan under the terms of such Compensation and Benefit Plan at any time without incurring any material liability thereunder. With respect to Compensation and Benefit Plans that do contain a cash or deferred arrangement under Section 401(K) of the Code, it or its Subsidiaries may amend or terminate any such plan under the terms of such Compensation and Benefit Plan at any time before the Closing Date without incurring any material liability thereunder.

(iv) Except as set forth in Section 5.1(h) of its respective Disclosure Letter, the consummation of the Merger and the other transactions contemplated by this Agreement will not (x) entitle any of its employees or employees of any of its Subsidiaries to severance pay or similar benefits under applicable law or under any Compensation and Benefit Plan of its or any of its Subsidiaries, (y) accelerate the time of payment or vesting or trigger any payment of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Compensation and Benefit Plans of it or its Subsidiaries or (z) result in any material breach or violation of, or a default under, any of the Compensation and Benefit Plans of it or any of its Subsidiaries.

(v) All Compensation and Benefit Plans covering current or former non-U.S. employees of it and its Subsidiaries comply in all material respects with applicable local laws. It and its Subsidiaries have no material unfunded liabilities with respect to any Pension Plan that covers any employees of it or any of its Subsidiaries, including both U.S. and non-U.S. employees.

(i) Compliance with Laws. Except as set forth in Schedule 5.1(i) or in its Reports filed prior to the date of this Agreement, the businesses of each of it and its Subsidiaries have not been, and are not being, conducted in violation of any law, ordinance, rule regulation, judgment, order (whether temporary, preliminary or permanent), decree, arbitration award, license or permit of any Governmental Entity (collectively, “Laws”), except for violations or possible violations that, individually or in the aggregate, are not reasonably likely to (A) have a Material Adverse Effect on it; (B) result in the incurrence or payment of fines, penalties or Taxes in an aggregate amount greater than $100,000, (C) prevent, materially delay, materially burden or materially impair its ability to consummate the transactions contemplated by this Agreement; or (D) materially impair the ability of the Surviving Corporation, Versant or any of their respective affiliates, following consummation of the Merger, to conduct any material business or operations in any jurisdiction in which they are now being conducted. Except as set forth in its Reports filed prior to the date of this Agreement, no investigation or review by any Governmental Entity with respect to it or any of its Subsidiaries is pending or, to its knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for those the outcome of which are not, individually or in the aggregate, reasonably likely to: (A) have a Material Adverse Effect on it; (B) prevent or materially delay, materially burden or materially impair its ability to consummate the transactions contemplated by this Agreement; or (C) materially impair the ability of the Surviving Corporation, Versant or any of their respective affiliates, following consummation of the Merger, to conduct any material business or operations in any jurisdiction where they are now being conducted. To its knowledge, no material change is required in its or any of its Subsidiaries’ processes, properties or procedures in connection with any such Laws, and it has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date of this Agreement.

(j) Takeover Statutes. Poet’s Board of Directors has taken all necessary action to approve the Merger and the other transactions contemplated by this Agreement such that the restrictions under Section 203 of the DGCL shall not apply to the Merger or to such other transactions. No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation or similar anti-takeover rule of any stock exchange on which its shares are listed, quoted or traded (each, an “Takeover Statute”) is applicable to it, the Poet Shares, the Merger Consideration, the Merger, this Agreement or the other transactions contemplated by this Agreement.

(k) Environmental Matters. Except as disclosed in Section 5.1(k) of its respective Disclosure Letter or in its Reports filed prior to the date of this Agreement: (i) it and its Subsidiaries have complied in all material respects with all applicable Environmental Laws; (ii) neither it nor its Subsidiaries have any material liability under any Environmental Law for any Hazardous Substance disposal or contamination on the properties currently owned or operated by it or any of its Subsidiaries; (iii) neither it nor its Subsidiaries have any material liability under any Environmental Law for any Hazardous Substance disposal or contamination on the properties formerly owned or operated by it or any of its Subsidiaries; (iv) neither it nor its Subsidiaries have any material liability under any Environmental Law for any Hazardous Substance disposal or contamination on any third party property; (v) neither it nor any of its Subsidiaries is in violation of or has any material liability under any Environmental Law for any release or threat of release of any Hazardous Substance; (vi) neither it nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that it or any of its Subsidiaries may be in violation of or liable under any Environmental Law in any material respect; (vii) neither it nor any of its Subsidiaries is subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is an indemnitor of any third party indemnitee for any liability under any Environmental Law or relating to Hazardous Substances; (viii) to its knowledge, there are no circumstances or conditions involving it or any of its Subsidiaries that could reasonably be expected to result in any material claims, liability, investigations, costs or restrictions on the ownership, use, or transfer of any of its property pursuant to any Environmental Law; (ix) to its knowledge, none of its properties contain any underground storage tanks, asbestos-containing material, lead-based paint, or polychlorinated biphenyls in violation of any Environmental Law or that would reasonably be expected to result in liability under any Environmental Law; and (x) neither it nor its Subsidiaries has engaged in any activities involving the generation, use, handling or disposal of any Hazardous Substances in violation of any Environmental Law or that would reasonably be expected to result in any material liability under any Environmental Law.

As used herein, the term “Environmental Law” means any federal, state, local or foreign law, regulation, treaty, order, decree, permit, authorization, policy, opinion, common law or agency requirement applicable to a party or any of its Subsidiaries relating to: (A) the protection, investigation or restoration of the environment, health and safety, or natural resources or exposure to any harmful or hazardous material, (B) the handling, use, presence, disposal, release or threatened release of any chemical substance or waste water or (C) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

As used herein, the term “Hazardous Substance” means any substance that is: (A) listed, classified or regulated in any concentration pursuant to any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (C) any other substance which may be the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

(l) Intellectual Property.

(i) As used in this Section 5.1(l):

“Intellectual Property Rights” means, collectively, patents and registered and unregistered trademarks, service marks, logos, trade names, copyrights, mask works and trade secrets, to the extent protected under the laws of any jurisdiction.

“Commercial Software Licenses” means commercially available end-user computer software licenses for software that is used in the ordinary course of its or its Subsidiary’s business, where either (i) the total fees for such software license typically do not exceed $2,500 per license per calendar year or (ii) the software is licensed under shrinkwrap, clickwrap or other non-negotiated standard license terms and the total payment made to license such software is a one-time payment of $5,000 or less (excluding any fees for optional updates or upgrades).

“Third Party IP License” of a party means a license or other similar agreement under which it or any of its Subsidiaries is granted rights in or under Intellectual Property Rights, or in software (such Intellectual Property Rights or software being hereinafter called “Licensed Subject Matter”); provided that the term “Third Party IP License” shall not include any Commercial Software Licenses.

“Material Third Party IP License” of a party means a material Third Party IP License of such party, but only if either (A) the total fees, royalties or other payments that it or any of its Subsidiaries is required to pay for such Third Party IP License exceeds $25,000 per year or $50,000 in total, or (B) the Licensed Subject Matter of such Third Party IP License is a material component of any product or service marketed or commercially exploited by it or any of its Subsidiaries that generated 5% or more of its consolidated gross revenues (as determined in accordance with GAAP) during its last completed fiscal year.

(ii) Section 5.1(l)(ii) of its respective Disclosure Letter lists all patents, registered trademarks, service marks, trade names, logos, copyrights and mask works, and all pending applications for patents or for the registration of trademarks, service marks, trade names, logos, copyrights and mask works that are owned or registered in its name or in the name of any of its Subsidiaries and used in the business of it or any of its Subsidiaries as currently conducted (collectively “Registered IP Rights”). All of such Registered IP Rights, if any, have been duly registered in, filed in, applied for or issued by the United States Patent and Trademark Office, the United States Register of Copyrights, or the appropriate corresponding offices of the Federal Republic of Germany (or political subdivisions thereof) or other countries or jurisdictions as set forth in its Disclosure Letter, and have been properly maintained and renewed in all material respects in accordance with all applicable provisions of the law and administrative regulations in each such jurisdiction.

(iii) Excluding Commercial Software Licenses, to its knowledge, it or one or more of its Subsidiaries owns and/or has all license or other rights necessary for it or any of such Subsidiaries to use, all Intellectual Property Rights (whether or not registered) and software used in and necessary to conduct its business and the businesses of its Subsidiaries as such businesses are currently conducted (collectively, its “Required IP Rights”). To its knowledge, none of its Required IP Rights that is owned by it is co-owned with any other Person.

(iv) Neither it nor any of its Subsidiaries is bound by any agreements, including without limitation any license agreements, that have granted to any third party any purchase option, right of first refusal or a consensual security interest in any material Intellectual Property Rights or Required IP Rights that are owned by it or any of its Subsidiaries.

(v) Section 5.1(l)(v) of its respective Disclosure Letter includes a complete and accurate list of all of its Material Third Party IP Licenses. It and its Subsidiaries are in compliance in all material respects with all of its Material Third Party Licenses, and are not in default of any of its Material Third Party IP Licenses, all of which are in full force and effect. To its knowledge, it and each of its Subsidiaries is in compliance in all material respects with all of its Third Party IP Licenses that are not Material Third Party IP Licenses, and is not in material breach or default of any of its Third Party IP Licenses that are not Material Third Party IP Licenses.

(vi) Neither it nor any of its Subsidiaries is, nor will it or any of its Subsidiaries (as a result of the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby) be, in material breach, violation or default of any Material Third Party IP License. Its rights to its Required IP Rights will not be materially adversely affected by the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby.

(vii) To its knowledge, there are no material claims, suits or demands pending against it or any of its Subsidiaries by any other Person pertaining to any of its rights in or with respect to any of its Required IP Rights, and no proceedings have been instituted, are pending or, to its knowledge, threatened against it or any of its Subsidiaries which challenge its rights or the rights of any of its Subsidiaries in or with respect to any of its Required IP Rights, except as may be described in its Reports. Section 5.1(l)(vii) of its respective Disclosure Letter contains a complete and accurate list of any pending challenges or adversarial proceedings to which it or any of its Subsidiaries is a party before any patent or trademark authority (including any pending applications for reexamination of a patent), a description of the subject matter of each proceeding, and the current status of each proceeding, including, without limitation, interferences, priority contests, opposition, and protests.

(viii) The manufacturing, marketing, distribution or sale of any product currently manufactured, marketed, distributed or sold by it or any of its Subsidiaries in the countries where it or its Subsidiaries have conducted such activities, does not, to its knowledge, infringe or misappropriate the Intellectual Property Rights, software (including source code and object code), or proprietary non-public technology of any third party.

(ix) It and each of its Subsidiaries has taken all reasonable steps it believes to be required and customary in accordance with sound business practice to establish, preserve and protect its ownership of all material copyright, trade secret and other proprietary rights with respect to its products and technology. It and each of its Subsidiaries has required all their employees and independent contractors who have or have had access to valuable non-public information of it and each of its Subsidiaries to execute agreements under which such persons are required to maintain the confidentiality of such information and appropriately restricting the use thereof. It does not have knowledge of any infringement by others (including any of its employees or former employees) of any Intellectual Property Rights of it or any of its Subsidiaries.

(x) Each current and former employee, consultant, independent contractor, officer and director of it and its Subsidiaries who has developed or created any Inventions (as defined below) has entered into a written agreement with it or one of its Subsidiaries suitable and sufficient to vest in it or one of its Subsidiaries sole and exclusive right, title and interest in and to all such Inventions and all Intellectual Property Rights in or to such Inventions. It has timely and validly declared and claimed ownership of all such Inventions to the extent it is required to do so under applicable law in order to obtain ownership thereof, and it and its Subsidiaries have timely paid in full when due any and all required compensation and payments due and payable by it or any of its Subsidiaries to secure ownership or other rights in such Inventions under the German Employees’ Invention Act and other applicable laws. As used in this subparagraph (x), with respect to Versant and Poet, respectively, the term “Inventions” means, collectively, software, technology, inventions or similar creations, developments or works that are (i) intended to be the property or it or any of its Subsidiaries or (ii) useful or necessary to any of its lines of business and related thereto.

(xi) To its knowledge, no employee of it or its Subsidiaries is in material violation or breach of any term of any employment contract or agreement or any other contract or restrictive covenant relating to the right of any such employee to be employed by it or any of its Subsidiaries or to use trade secrets or proprietary information of others and the employment of any employee currently employed by it or by any of its Subsidiaries does not, to its knowledge, subject it or any of its Subsidiaries to any liability to any third party.

(m) Tax Matters. As of the date of this Agreement, it does not have any knowledge of any fact or circumstance that it is aware would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code.

(n) Taxes.

(i) It and each of its Subsidiaries, and any consolidated, combined, affiliated or unitary group for tax purposes of which it or any of its Subsidiaries is or has been a member (collectively, its “Consolidated Group”), has timely filed all Tax Returns required to be filed by it in the manner provided by applicable law. All such Tax Returns are true, correct and complete in all material respects. It and each of its Subsidiaries and its Consolidated Group have timely paid all Taxes due or required to be paid by it for which payment is due. It and its Subsidiaries have no liability for any unpaid Taxes except to the extent that an adequate accrual or reserve for such unpaid Taxes has been appropriately reflected in accordance with GAAP on, in the case of Poet, its unaudited balance sheet at June 30, 2003 included with its report on Form 10-QSB filed with the SEC, and in the case of Versant, on its audited balance sheet at April 30, 2003 included with its report on Form 10-Q filed with the SEC and except for any Taxes incurred by it or its Subsidiaries after the date of such balance sheet in the ordinary course of business consistent with past practice. It and each of its Subsidiaries has timely paid all payroll and other withholding taxes required to be paid by it.

(ii) Except as has been disclosed in Section 5.1(n)(ii) of its respective Disclosure Letter: (A) no claim for unpaid Taxes has become a lien or encumbrance of any kind against the property of it or any of its Subsidiaries or its Consolidated Group or is being asserted against it or any of its Subsidiaries or its Consolidated Group, except for liens for property taxes not yet due and payable; (B) no audit, examination, investigation, deficiency or refund claim, litigation or other proceeding in respect of Taxes of it, any of its Subsidiaries or its Consolidated Group is pending, threatened or being conducted by a Tax authority and no taxing authority has given written notice of the commencement of any audit, examination, deficiency litigation or other proceeding with respect to any such Taxes; (C) no material issues have been raised by the relevant taxing authority in connection with any examination of the Tax Returns filed by it and its Subsidiaries and its Consolidated Group; (D) no extension or waiver of the statute of limitations on the assessment of any Taxes has been granted by it or any of its Subsidiaries or its Consolidated Group and is currently in effect; (E) neither it nor any of its Subsidiaries nor its Consolidated Group (1) is a party to, is bound by, or has any obligation under, or potential liability with regards to, any Tax sharing agreement, Tax indemnification agreement or similar contract or arrangement, or (2) has any potential liability or obligation for any Taxes of any Person other than itself and its Subsidiaries, whether as a transferee or successor or pursuant to Treasury Regulations 1.1502-6 (or similar provisions under state, local or foreign law) or otherwise; (F) neither it nor any of its Subsidiaries has consented at any time under Section 341(f)(1) of the Code to have the provisions of Section 341(f)(2) of the Code apply to any disposition of the assets of it or any of its Subsidiaries; (G) except as set forth in Section 5.1(n) of its Disclosure Letter, neither it nor any of its Subsidiaries nor its Consolidated Group is a party to any agreement, plan, contract or arrangement that would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code; (H) neither it nor any of its Subsidiaries has elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; (I) neither it nor any of its Subsidiaries has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code, and neither its stock nor the stock of any of its Subsidiaries has been distributed in a transaction satisfying the requirements of Section 355 of the Code; (J) neither it nor any of its Subsidiaries nor its Consolidated Group is nor has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(ii) of the Code; (K) neither it nor any of its Subsidiaries nor its Consolidated Group has been the subject to a Tax ruling that has continuing effect; and (L) neither it nor any of its Subsidiaries nor its Consolidated Group has agreed to include, or is required to include, in income for any year beginning after the Effective Time, any adjustment under either Section 481(a) of the Code (or an analogous provision of state, local or foreign law) by reason of a change in accounting method or otherwise.

“Taxes” means any taxes of any kind, including but not limited to those on or measured by or referred to as income, gross receipts, capital, sales, use, ad valorem, franchise, profits, license, withholding, employment, payroll, premium, value added, property or windfall profits taxes, environmental transfer taxes, social security charges, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any governmental authority, domestic or foreign.

“Tax Return” means any return, declaration, report, statement or information return required to be filed with any governmental authority (whether federal, state, foreign or local) with respect to Taxes.

(o) Labor Matters.

(i) Neither it nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its Subsidiaries the subject of any material proceeding asserting that it or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to its knowledge, threatened, any labor strike, dispute, walkout, work stoppage, slowdown or lockout involving it or any of its Subsidiaries.

(ii) Neither it nor any of its Subsidiaries has employment or consulting agreements currently in effect that are not terminable at will (other than agreements with the sole purpose of providing for the confidentiality of proprietary information or assignment of inventions).

(iii) A list of all employees of it and its Subsidiaries and their current compensation and benefits as of the date of this Agreement is set forth on Schedule 5.1(o) to its Disclosure Letter.

(iv) During the two (2) year period prior to the date of this Agreement: (A) neither it nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the Workers Adjustment and Retraining Notification Act (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of it or any of its Subsidiaries; and (B) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of it or any of its Subsidiaries.

(p) No Stockholder Rights Plan. It does not have in place or effect, nor does it maintain or is it bound by, any stockholder rights plan (commonly referred to as a “poison pill”) which would afford any of its stockholders any rights (or potential rights) to purchase or acquire any of its shares of capital stock or other securities as a result of the Merger or any of the other transactions contemplated by this Agreement.

(q) Brokers and Finders. Neither it nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated by this Agreement, except that (i) Poet has engaged equinet Corporate Finance AG as its financial advisor in connection with this Agreement and the Merger, the arrangements with which have been disclosed to Versant prior to the date of this Agreement in Section 5.1(q) of Poet’s Disclosure Letter, and (ii) Versant has employed Seven Hills Partners LLC and Viscardi AG as its financial advisors in connection with this Agreement and the Merger, the arrangements with which have been disclosed to Poet prior to the date of this Agreement in Section 5.1(q) of Versant’s Disclosure Letter.

(r) Warranties. To its knowledge, there are no material claims pending or threatened against it or any of its Subsidiaries with respect to the quality of its products or alleged defects in its products or services or based upon any claim that it or its Subsidiaries has breached any implied or express warranty with respect to any of its products or services. It is not aware of any facts relating to quality problems or defects in any of the products or services that are now, or have been, marketed by it or any of its Subsidiaries which, if known by a potential claimant or a Governmental Entity, would reasonably be expected to give rise to a material liability on its part or a material claim or proceeding against it.

ARTICLE VI

COVENANTS

      6.1     Conduct of Poet’s Business.

(a) In General. From the date of this Agreement until the Effective Time Poet shall, and shall cause its Subsidiaries to, conduct their business in the ordinary course substantially consistent with past practice and in a manner not representing a new strategic direction for Poet and its Subsidiaries and shall, and shall cause its Subsidiaries to, use their commercially reasonable best efforts to preserve intact their business organizations and relationships with third parties. Without limiting the generality of the foregoing, except with the prior written consent of Versant (which consent shall not be unreasonably withheld or delayed) or as contemplated by this Agreement and except as set forth in Section 6.1 of the Poet Disclosure Letter, from the date of this Agreement until the Effective Time:

(i) Poet will not, and will not permit any of its Subsidiaries to, adopt or propose any change in its certificate of incorporation or by-laws (except for the amendment and restatement of the Certificate of Incorporation of the Surviving Corporation upon the Effective Time of the Merger as provided in Section 2.1), or adopt any “poison pill” or stockholder rights plan;

(ii) Poet will not, and will not permit any Subsidiary of Poet to, adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of Poet or any of its Subsidiaries (other than a merger or consolidation between its wholly owned Subsidiaries, and immaterial recapitalizations of its Subsidiaries);

(iii) Poet will not, and will not permit any Subsidiary of Poet to, issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or series of Poet or of any of its Subsidiaries or any Poet Voting Debt other than: (A) issuances or conversions pursuant to the exercise of convertible securities, options, stock-based awards or warrants that are outstanding on the date of this Agreement and disclosed in Section 5.1(b)(i) of this Agreement or in Section 5.1(b) of the Poet Disclosure Letter in accordance with their existing terms and conditions; and (B) issuances or grants of additional options or stock-based awards to acquire Poet Shares granted or issued after the date of this Agreement under the terms of any Poet Option Plan as in effect on the date of this Agreement in the ordinary course of Poet’s business consistent with Poet’s past practice (including but not limited to in connection with annual compensation reviews or ordinary course promotions or to new hires) and issuances of Poet Shares pursuant to such additional options and stock-based awards, provided that such options or stock-based awards (1) are only granted to individuals who are employees of Poet or its Subsidiaries or are granted to directors of Poet pursuant to non-discretionary automatic grant provisions under Poet’s 1999 Director Option Plan; (2) have an exercise or purchase price at least equal to the fair market value of the Poet Shares on the date of grant; and (3) have a vesting schedule and other terms consistent with Poet’s stock option grant guidelines currently in effect (a copy of which has been provided to Versant) and do not accelerate, or become subject to acceleration of vesting, directly or indirectly, as a result of the approval or consummation of the Merger and/or termination of employment after the Merger or otherwise;; (C) the issuance of Poet Shares pursuant to Poet’s 1999 Employee Stock Purchase Plan, as in effect on the date of this Agreement and as it may be modified pursuant to (and only pursuant to) Section 6.12(c) (but not pursuant to any other amendment to such Plan); and (D) transfers or issuances of shares of any Subsidiary of Poet to Poet or to any of its wholly-owned Subsidiaries. Until the termination of this Agreement, Poet will provide Versant with monthly reports within fifteen (15) days after the close of each calendar month which will state: (a) the number of options, stock-based awards or Poet Shares proposed to be granted or issued by Poet in the following calendar month and the number of options, stock-based awards or Poet Shares actually granted or issued by Poet in such preceding calendar month, listing, in each case, the recipient (or proposed recipient, as applicable) of each such option, stock-based award or shares, the exercise price, purchase price or other price paid and summarizing the vesting conditions associated with such option, stock-based award or share(s); and (b) the number of Poet Shares (if any) issued under Poet’ s 1999 Employee Stock Purchase Plan during such preceding month.

(iv) Poet will not, and will not permit any Subsidiary of Poet to, (i) split, combine, subdivide or reclassify its outstanding shares of capital stock, or (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock other than dividends paid to Poet by any wholly-owned Subsidiary of Poet;

(v) Poet will not, and will not permit any Subsidiary of Poet to, redeem, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock of Poet or any of its Subsidiaries except for repurchases of unvested shares from an employee or consultant at their issue price in connection with the termination of the employment or consulting relationship with such employee or consultant pursuant to stock option or purchase agreements in effect on the date of this Agreement;

(vi) Poet will not (A) amend the terms (including the terms relating to acceleration or vesting) of any outstanding options to purchase Poet Shares or any other stock-based award or any restricted or unvested Poet Shares, including, but not limited to, amendments to accelerate or otherwise change the vesting or period of exercisability of options or restricted stock, or (B) reprice options or authorize cash payments in exchange for any options granted;

(vii) Poet will not, and will not permit any Subsidiary of Poet to, (A) increase the compensation or benefits of any director, officer or employee, except for normal increases in the ordinary course of business consistent with past practice or as required under applicable law or any existing written agreement or commitment, (B) grant any new severance or termination package to any employee or consultant, other than in the ordinary course of its business consistent with its past practice and the policies of Poet disclosed to Versant prior to the date of this Agreement, or (C) enter into or adopt any new, or amend any existing, Compensation and Benefit Plan;

(viii) Poet will not, and will not permit any of its Subsidiaries to, acquire (by merger, consolidation, acquisition of stock or assets or otherwise) a material amount of assets or property (as measured with respect to the consolidated assets of Poet and its Subsidiaries taken as a whole) of any other Person;

(ix) Poet will not, and will not permit any of its Subsidiaries to sell, lease, transfer, issue, encumber (including by the grant of any option thereon) or otherwise dispose of any material assets or property (as measured with respect to the consolidated assets of Poet and its Subsidiaries taken as a whole) or any stock or ownership interest in Poet or any of its Subsidiaries except (i) pursuant to Contracts or commitments existing on the date of this Agreement and disclosed in Section 6.1(a)(ix) of the Poet Disclosure Letter, or (ii) as permitted by Section 6.1(a)(iii);

(x) Poet will not, and will not permit any of its Subsidiaries to, (A) incur or assume any long-term or short-term debt or issue any debt securities; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person; (C) make or cancel, or waive any rights with respect to, any loans, advances or capital contributions to, or investments in, any other person; (D) pledge or otherwise encumber shares of capital stock of Poet or its Subsidiaries; (E) mortgage or pledge any of its tangible or intangible assets or properties; or (F) enter into an indemnification or similar agreement with any employee, officer or director of Poet or of any of its Subsidiaries; provided, however, that nothing in this paragraph will prevent Poet or any of its Subsidiaries from incurring unsecured indebtedness for trade payables incurred in the ordinary course of its business consistent with its past practices or from obtaining ordinary and usual credit payment terms extended for purchases made in the ordinary course of its business consistent with its past practices;

(xi) Poet will not, and will not permit any of its Subsidiaries to, pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of liabilities reflected or reserved against in Poet’s balance sheet at June 30, 2003, or incurred subsequent to such date in the ordinary course of business consistent with past practice;

(xii) Poet will not, and will not permit any of its Subsidiaries to, (A) enter into any license or other agreement with respect to the Intellectual Property Rights owned by Poet or any of its Subsidiaries or (B) enter into any consulting arrangement; provided that clauses (A) and (B) shall not include, nor prevent Poet or any of its Subsidiaries from entering into, any non-exclusive license, agreement or consulting arrangement that is granted in the ordinary course of business consistent with its past practice;

(xiii) Poet will not, and will not permit any of its Subsidiaries to, directly or indirectly, engage in any transaction (except pursuant to an already existing, and legally enforceable written agreement disclosed in the Poet Reports or the Poet Disclosure Letter) with, or enter into any agreement with, any director, officer or affiliate of Poet or any individual known to Poet to be a family member of any such person except for transactions solely between Poet or any wholly-owned Subsidiary of Poet and one or more wholly-owned Subsidiaries of Poet and except for payment of compensation and grants of stock options permitted by the other clauses of this Section 6.1;

(xiv) except for any such change which is not material or which is required by reason of a concurrent change in GAAP, Poet will not, and will not permit any Subsidiary of Poet to, change any method of accounting or accounting practice used by it;

(xv) Poet will not, and will not permit any Subsidiary of Poet to, amend, modify or otherwise change the terms of (A) any existing customer contract to accelerate the payments due to Poet or its Subsidiaries thereunder or (B) any other contract or commitment to defer the payments due or payable by Poet or any of its Subsidiaries thereunder;

(xvi) Poet will not, and will not permit any Subsidiary of Poet to, enter into any joint venture, partnership or other similar arrangement;

(xvii) Poet will not amend or waive any provisions of any standstill or similar agreement;

(xviii) Poet will not, and will not permit any of its Subsidiaries to, (A) make or change any Tax election, (B) settle any audit of any of its Tax Returns or (C) file any amended Tax Return, in each case, that is reasonably likely to result in a Tax liability that is greater than $200,000;

(xix) Poet will not, and will not permit any of its Subsidiaries to, enter into any agreement that limits the ability of Poet or any Subsidiary of Poet, or would limit the ability of Versant or any Subsidiary of Versant after the Effective Time, to compete in any market or business, to conduct any line of business or to compete with any Person, or engage in any business, in any geographic area or during any time period;

(xx) Poet will not, and will not permit any of its Subsidiaries to, take any action that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Merger except as expressly permitted by Section 6.5; and

(xxi) Poet will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

      6.2     Conduct of Versant’s Business.

(a) In General. Subject to (and except as provided in) the provisions of Section 6.2(b), from the date of this Agreement until the Effective Time, Versant shall, and shall cause its Subsidiaries to, conduct their business in the ordinary course substantially consistent with past practice and in a manner not representing a new strategic direction for Versant and its Subsidiaries and shall, and shall cause its Subsidiaries to, use their commercially reasonable best efforts to preserve intact their business organizations and relationships with third parties. Without limiting the generality of the foregoing, except with the prior written consent of Poet (which consent shall not be unreasonably withheld or delayed) or as contemplated by this Agreement and except as set forth in Section 6.2 of the Versant Disclosure Letter, from the date of this Agreement until the Effective Time:

(i) Versant will not, and will not permit any of its Subsidiaries to, adopt or propose any change in its certificate of incorporation or by-laws (except for the Articles Amendment, any amendment of Versant’s Articles of Incorporation that is reasonably necessary to enable Versant to consummate a Permitted Financing (as defined in Section 6.2(b)) or the amendment and restatement of the Certificate of Incorporation of the Surviving Corporation upon the Effective Time of the Merger as provided in Section 2.1) or to adopt any “poison pill” or stockholder rights plan;

(ii) Versant will not, and will not permit any Subsidiary of Versant to, adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of Versant or any of its Subsidiaries (other than a merger or consolidation between its wholly owned Subsidiaries, and immaterial recapitalizations of its Subsidiaries);

(iii) Versant will not, and will not permit any Subsidiary of Versant to, issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or series of Versant or any of its Subsidiaries or any Versant Voting Debt other than: (A) issuances or conversions pursuant to the exercise or conversion of convertible securities, options, stock-based awards or warrants outstanding on the date of this Agreement and disclosed in Section 5.1(b)(ii) of this Agreement or in Section 5.1(b) of the Versant Disclosure Letter in accordance with their existing terms and conditions, and any issuance of any additional shares of Versant Common Stock into which shares of Versant Series A Preferred Stock may become convertible pursuant to the Articles Amendment and/or Section 6.17; and (B) issuances or grants of additional options or stock-based awards to acquire shares of Versant Common Stock granted or issued after the date of this Agreement under the terms of any Versant Stock Plan as in effect on the date of this Agreement in the ordinary course of Versant’s business consistent with Versant’s past practice (including but not limited to in connection with annual compensation reviews or ordinary course promotions or to new hires) and issuances of Versant Common Stock pursuant to such additional options and stock-based awards, provided that such additional options or stock-based awards (1) are only granted to individuals who are employees of Versant or its Subsidiaries or are granted to directors of Versant pursuant to non-discretionary automatic grant provisions under Versant’s 1996 Directors Stock Option Plan, (2) have an exercise or purchase price at least equal to the fair market value of the Versant Common Stock on the date of grant and (3) have a vesting schedule and other terms consistent with Versant’s stock option grant guidelines currently in effect (a copy of which has been provided to Poet) and do not accelerate, or become subject to acceleration, directly or indirectly, as a result of the approval or consummation of the Merger and/or termination of employment after the Merger or otherwise; and (C) the issuance of shares of Versant Common Stock pursuant to Versant’s 1996 Employee Stock Purchase Plan as currently in effect on the date of this Agreement; (D) transfers or issuances of shares of any Subsidiary of Versant to Versant or to any of Versant’s wholly-owned Subsidiaries; and (E) any issuances of shares of Versant’s capital stock and/or of other debt or equity securities of Versant (including but not limited to Warrants and convertible securities) pursuant to a Permitted Financing. Until the termination of this Agreement, Versant will provide Poet with monthly reports within fifteen (15) days after the close of each calendar month which will state: (a) the number of options, stock-based awards or shares of Versant Common Stock proposed to be granted or issued by Versant in the following calendar month and the number of options, stock-based awards or shares of Versant Common Stock actually granted or issued by Versant in such preceding calendar month, listing, in each case, the recipient (or proposed recipient, as applicable) of each such option, stock-based award or shares, the exercise price, purchase price or other price paid and summarizing the vesting conditions associated with such option, stock-based award or share(s); and (b) the number of shares of Versant Common Stock (if any) issued under Versant’s 1996 Employee Stock Purchase Plan during such preceding month.

(iv) Versant will not, and will not permit any Subsidiary of Versant to, (A) split, combine, subdivide or reclassify its outstanding shares of capital stock or (B) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock, other than dividends paid to Versant by any wholly-owned Subsidiary of Versant;

(v) Versant will not, and will not permit any Subsidiary of Versant to, redeem, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock of Versant or any of its Subsidiaries, except for repurchases of unvested shares from an employee or consultant at their issue price (or other price previously agreed to in a Contract existing as of the date of this Agreement and disclosed in the Versant Disclosure Letter) in connection with the termination of the employment or consulting relationship with any employee or consultant pursuant to stock option or purchase agreements in effect on the date of this Agreement;

(vi) Versant will not (A) amend the terms (including the terms relating to acceleration or vesting) of any outstanding options to purchase shares of Versant Common Stock or any other stock-based award or any restricted or unvested Shares of Versant Common Stock, including, but not limited to, amendments to accelerate or otherwise change the vesting or period of exercisability of options or restricted stock, or (B) reprice options or authorize cash payments in exchange for any options granted;

(vii) Versant will not, and will not permit any Subsidiary of Versant to, (A) increase the compensation or benefits of any director, officer or employee, except for normal increases in the ordinary course of business consistent with past practice or as required under applicable law or any existing written agreement or commitment, (B) grant any new severance or termination package to any employee or consultant, other than in the ordinary course of its business consistent with its past practice and the policies of Versant disclosed to Poet prior to the date of this Agreement, or (C) enter into or adopt any new, or amend any existing, Compensation and Benefit Plan;

(viii) Versant will not, and will not permit any of its Subsidiaries to, acquire (by merger, consolidation, acquisition of stock or assets or otherwise) a material amount of assets or property (as measured with respect to the consolidated assets of Versant and its Subsidiaries taken as a whole) of any other Person;

(ix) Versant will not, and will not permit any of its Subsidiaries to sell, lease, transfer, issue, encumber (including by the grant of any option thereon) or otherwise dispose of any material assets or property (as measured with respect to the consolidated assets of Versant and its Subsidiaries taken as a whole) or any stock or ownership interest in Versant or any of its Subsidiaries except (A) pursuant to Contracts or commitments existing on the date of this Agreement and disclosed in Section 6.2(i) of the Versant Disclosure Letter, or (B) as permitted by Section 6.2(a)(iii) or Section 6.2(b);

(x) Except in connection with a Permitted Financing, and except for borrowings under existing lines of credit or existing financing facilities disclosed in the Versant Disclosure Letter in the ordinary course of business consistent with past practice and in amounts not material to Versant and its Subsidiaries, taken as a whole Versant will not, and will not permit any of its Subsidiaries to, (A) incur or assume any long-term or short-term debt or issue any debt securities; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person; (C) make or cancel, or waive any rights with respect to, any loans, advances or capital contributions to, or investments in, any other person; (D) pledge or otherwise encumber shares of capital stock of Versant or its Subsidiaries; (E) mortgage or pledge any of its tangible or intangible assets or properties; or (F) enter into an indemnification or similar agreement with any employee, officer or director of Versant or of any of its Subsidiaries (except that, notwithstanding this clause (E), Versant may enter into an indemnification agreement with a member of Versant’s board of directors who has not entered into such an agreement with Versant, provided such agreement is in substantially the same form as Versant’s standard indemnification agreements with its directors); and provided, however, that nothing in this paragraph will prevent Versant or any of its Subsidiaries from incurring unsecured indebtedness for trade payables incurred in the ordinary course of its business consistent with its past practices or from obtaining ordinary and usual credit payment terms extended for purchases made in the ordinary course of its business consistent with its past practices;

(xi) Versant will not, and will not permit any of its Subsidiaries to, pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of liabilities reflected or reserved against in Versant’s balance sheet at July 31, 2003, or incurred subsequent to such date in the ordinary course of business consistent with past practice;

(xii) Versant will not, and will not permit any of its Subsidiaries to, (A) enter into any license or other agreement with respect to the Intellectual Property Rights owned by Versant or any of its Subsidiaries or (B) enter into any consulting arrangement; provided that clauses (A) and (B) shall not include, nor prevent Versant or any of its Subsidiaries from entering into, any non-exclusive license, agreement or consulting arrangement that is granted in the ordinary course of business consistent with its past practice;

(xiii) except for any such change which is not material or which is required by reason of a concurrent change in GAAP, Versant will not, and will not permit any Subsidiary of Versant to, change any method of accounting or accounting practice used by it;

(xiv) Versant will not, and will not permit any of its Subsidiaries to, directly or indirectly, engage in any transaction (except pursuant to an already existing, and legally enforceable written agreement disclosed in the Versant Reports or the Versant Disclosure Letter) with, or enter into any agreement with, any director, officer or affiliate of Versant or any individual known to Versant to be a family member of any such person except for transactions solely between Versant or any wholly-

owned Subsidiary of Versant and one or more wholly-owned Subsidiaries of Versant and except for payment of compensation and grants of stock options permitted by the other clauses of this Section 6.2;

(xv) Versant will not, and will not permit any Subsidiary of Versant to, amend, modify or otherwise change the terms of (A) any existing customer contract to accelerate the payments due to Versant or its Subsidiaries thereunder or (B) any other contract or commitment to defer the payments due or payable by Versant or any of its Subsidiaries thereunder;

(xvi) Versant will not, and will not permit any Subsidiary of Versant to, enter into any joint venture, partnership or other similar arrangement;

(xvii) Versant will not amend or waive any provisions of any standstill or similar agreement;

(xviii) Versant will not, and will not permit any of its Subsidiaries to (A) make or change any Tax election, (B) settle any audit of any of its Tax Returns or (C) file any amended Tax Return, in each case, in each case, that is reasonably likely to result in a Tax liability that is greater than $200,000;

(xix) Versant will not, and will not permit any of its Subsidiaries to, enter into any agreement that limits the ability of Versant or any Subsidiary of Versant, or would limit the ability of Versant, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Effective Time, to compete in any market or business, to conduct any line of business or to compete with any Person, or engage in any business, in any geographic area or during any time period;

(xx) Versant will not, and will not permit any of its Subsidiaries to, take any action which would reasonably be expected to prevent, materially delay or materially impede the consummation of the Merger, except as expressly permitted by Section 6.5; and

(xxi) Versant will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

(b) Permitted Actions. Notwithstanding anything contained in Section 6.2(a) or elsewhere in this Agreement to the contrary, but subject to the provisions of Section 8.3(c), nothing in this Agreement (including but not limited to the provisions of Section 6.2(a) or the provisions of Section 6.5), shall prohibit or prevent Versant or any of its Subsidiaries from soliciting, negotiating, engaging in or consummating a Permitted Financing (as defined below). As used herein: “Permitted Financing” means, collectively, any one or more Financing Transactions (as defined below) and/or any combination thereof, so long as the terms of such Financing Transaction(s) do not call for or require the termination of this Agreement or a material amendment to its terms. A “Financing Transaction” means any transaction or series of transactions in which Versant (A) raises or obtains funds through the issuance and sale by Versant of shares of its capital stock and/or other equity or debt securities of Versant, including but not limited to shares of Versant Common Stock or Versant Preferred Stock, convertible debt securities or convertible promissory notes or options, warrants or other rights to purchase or otherwise acquire shares of Versant’s capital stock or (B) obtains a loan or advance of funds or a credit facility (including credit facilities supplied by banks and other lenders) whether or not secured.

      6.3     Prospectus/ Proxy Statement and Registration Statement.

(a) As promptly as practicable after the execution of this Agreement, Versant and Poet shall prepare and Versant shall file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) with respect to the registration of the issuance, pursuant to Section 4.1, of shares of Versant Common Stock in the Merger under the Securities Act and containing, in addition to a prospectus covering such issuance of shares of Versant Common Stock, a proxy statement in connection with the vote of stockholders of Poet to approve and adopt this Agreement and the Merger and a proxy statement in connection with the vote of stockholders of Versant to approve and adopt this Agreement and the Merger, the Versant Stock Issuance and the Articles Amendment (the “Prospectus/ Proxy Statement”). Versant and Poet will provide each other with any information which may be required in order to effectuate the preparation and filing of the Prospectus/ Proxy Statement and the Registration Statement pursuant to this Section 6.3 and Versant will provide Poet a reasonable time to review and comment on each draft and each amendment of or supplement to the Registration Statement. Each of Versant and Poet will respond to any comments from the SEC, will use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Each of Versant and Poet will notify the other promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Registration Statement and/or the Prospectus/ Proxy Statement. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Prospectus/ Proxy Statement or the Registration Statement, Versant or Poet, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC, or its staff, and/or mailing to stockholders of Versant and/or Poet, such amendment or supplement. Each of Versant and Poet shall cooperate and provide the other (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement and Prospectus/ Proxy Statement prior to filing such with the SEC, and will provide each other with a copy of such filings made with the SEC. Each of Versant and Poet will cause the Prospectus/ Proxy Statement to be mailed to its respective stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC.

(b) Each of Poet and Versant agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Prospectus/ Proxy Statement will, at the time the Prospectus/ Proxy Statement is mailed to its stockholders, at the time of its Stockholders’ Meeting (as defined in Section 6.4(a)) or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Prospectus/ Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, no representation or warranty is made by Poet with respect to statements made or incorporated by reference therein about Versant or supplied by Versant for inclusion or incorporation by reference in the Registration Statement or the Prospectus/ Proxy Statement and no representation or warranty is made by Versant with respect to statements made or incorporated by reference therein about Poet that are supplied by Poet for inclusion or incorporation by reference in the Registration Statement or Prospectus/ Proxy Statement.

      6.4     Meetings of Stockholders; Board Recommendation.

(a) Meetings of Stockholders. Promptly after the Registration Statement is declared effective under the Securities Act, each of Versant and Poet will take all action necessary (in accordance with applicable law and the provisions of this Agreement) to call, hold and convene a meeting of its respective stockholders to consider, (i) in the case of Versant, the adoption and approval of this Agreement and the Merger, the Versant Stock Issuance, the Articles Amendment and (to the extent legally necessary) the Versant Board Re-Composition contemplated by Section 3.3, and, (ii) in the case of Poet, adoption and approval of this Agreement and the Merger (each of such meetings of stockholders of Versant and Poet, a “Stockholders’ Meeting”) to be held as promptly as practicable (within 45 days, if practicable, to the extent permitted by applicable law and the regulations of Nasdaq Stock Market (in the case of Versant) and the Frankfurt Stock Exchange (in the case of Poet)) after the declaration of effectiveness of the Registration Statement. Each of Versant and Poet will use all reasonable efforts to hold their respective Stockholders’ Meetings on the same date. Subject to Section 6.5(d), each of Versant and Poet will use all reasonable efforts to solicit from its respective stockholders proxies in favor of, in the case of Versant, adoption and approval of this Agreement and the Merger, the Versant Stock Issuance and the Articles

Amendment, and, in the case of Poet, the adoption and approval of this Agreement and the Merger, and will take all other action necessary or advisable to secure the vote or consent of their respective stockholders required by applicable law and the rules and regulations of the Nasdaq Stock Market (in the case of Versant) and the Frankfurt Stock Exchange (in the case of Poet) to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Versant or Poet, as the case may be, may adjourn or postpone its Stockholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Prospectus/ Proxy Statement is provided to its respective stockholders in advance of a vote on this Agreement and the Merger (and, in the case of the stockholders of Versant, the Versant Stock Issuance and the Articles Amendment), or, if as of the time for which the Stockholders’ Meeting is originally scheduled (as set forth in the Prospectus/ Proxy Statement) there are insufficient Poet Shares or insufficient shares of Versant Common Stock or Versant Series A Preferred Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Stockholders’ Meeting. Each of Versant and Poet shall ensure that its respective Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by it in connection with the Stockholders’ Meeting are solicited in compliance with the California General Corporation Law (in the case of Versant) the DGCL (in the case of Poet), its articles or certificate of incorporation (as applicable) and bylaws, and the rules and regulations of the Nasdaq Stock Market (in the case of Versant) and the Frankfurt Stock Exchange (in the case of Poet) and all other Laws, as applicable.

(b) Board Recommendation. Except to the extent expressly permitted by Section 6.5(d): (i) the Board of Directors of each of Versant and Poet shall recommend that the stockholders of Versant and Poet, respectively, vote in favor of, in the case of Versant, the adoption and approval of this Agreement and the Merger, the Versant Stock Issuance and the Articles Amendment and, to the extent legally necessary, the Versant Board Re-Composition contemplated by Section 3.3, and, in the case of Poet, the adoption and approval of this Agreement and the Merger, at their respective Stockholders’ Meetings, (ii) the Prospectus/ Proxy Statement shall include a statement to the effect that the Board of Directors of Versant has recommended that Versant’s stockholders vote in favor of the adoption and approval of this Agreement and the Merger, the Versant Stock Issuance and the Articles Amendment at the Stockholders’ Meeting of Versant and that the Board of Directors of Poet has recommended that Poet’s stockholders vote in favor of adoption and approval of this Agreement and the Merger at the Stockholders’ Meeting of Poet; and (iii) neither the Board of Directors of Versant or Poet nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to the other party, the recommendation of its respective Board of Directors that the respective stockholders of Versant and Poet vote in favor of, in the case of Versant, the adoption and approval of this Agreement and the Merger, the Versant Stock Issuance and the Articles Amendment, and, in the case of Poet, adoption and approval of this Agreement and of the Merger.

      6.5     Acquisition Proposals. Poet and Versant agree with each other as set forth below in this Section 6.5. For purposes of construing this Section 6.5, (x) with respect to Versant’s agreements and covenants made in this Section 6.5, references to “it” or “itself” shall mean and refer to Versant and references to the “Other Party” shall mean and refer to Poet, and (y) with respect to Poet’s agreements and covenants made in this Section 6.5, references to “it” or “itself” shall mean and refer to Poet and references to the “Other Party” shall mean and refer to Versant.

(a) No Solicitation. Subject to the provisions of this Section 6.5, it agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use all reasonable efforts to cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, encourage, knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal (as defined in Section 6.5(g)) with respect to itself, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal with respect to itself, (iii) engage in discussions with any Person with respect to any Acquisition Proposal with respect to itself, except as to the existence of the provisions of this Section 6.5, (iv) approve, endorse or recommend any Acquisition Proposal with respect to itself, or (v) execute or enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby with respect to itself. It and its Subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal.

(b) Notification of Unsolicited Acquisition Proposals.

(i) As promptly as practicable after its receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which it reasonably believes would lead to an Acquisition Proposal with respect to itself, it shall provide the Other Party with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry. It shall provide the Other Party as promptly as practicable, with oral and written notice setting forth all such information as is reasonably necessary to keep the Other Party informed in all material respects and on a current basis of any changes in the proposed material terms and conditions or the status of any such Acquisition Proposal, request or inquiry.

(ii) It shall provide the Other Party with forty-eight (48) hours prior notice (or such lesser prior notice as it provided to the members of its Board of Directors) of any meeting of its Board of Directors at which its Board of Directors is reasonably expected to consider any Acquisition Proposal.

(c) Superior Offers. Notwithstanding anything to the contrary contained in Section 6.5(a), in the event that it receives an unsolicited, bona fide written Acquisition Proposal with respect to itself from a third party that its Board of Directors has in good faith concluded (following receipt of the advice of its outside legal counsel and its financial advisor), is a Superior Offer (as defined in Section 6.5(g)), it may then take the following actions (but only if and to the extent that its Board of Directors concludes in good faith, following receipt of the written advice of its outside legal counsel, that the failure to do so is required in order to prevent its Board of Directors from breaching its fiduciary obligations under applicable law):

(i) Furnish nonpublic information to the third party making such Acquisition Proposal, provided that (A) (1) concurrently with furnishing any such nonpublic information to such party, it gives the Other Party written notice of its intention to furnish nonpublic information and (2) it receives from the third party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such third party on its behalf, the terms of which are at least as restrictive as the terms contained in the Confidentiality Agreement (as defined in Section 6.8) and (B) contemporaneously with furnishing any such nonpublic information to such third party, it furnishes such nonpublic information to the Other Party (to the extent such nonpublic information has not been previously so furnished); and

(ii) Engage in negotiations with the third party with respect to the Acquisition Proposal made with respect to itself, provided that concurrently with entering into negotiations with such third party, it gives the Other Party written notice of its intention to enter into negotiations with such third party.

(d) Change of Recommendation. In response to its receipt of a Superior Offer, it’s Board of Directors may (i) withhold, withdraw, amend or modify its recommendation in favor of this Agreement and the Merger (or, in the case of Versant, the Versant Stock Issuance and the Articles Amendment) as a result of its receipt of a Superior Offer or, in the case of its receipt of a Superior Offer that is a tender or exchange offer made directly to its stockholders, recommend that its stockholders accept the tender or exchange offer; (ii) notice, call and hold a meeting of its stockholders to consider and vote upon such

Superior Offer; and/or (iii) recommend that its stockholders accept and approve the Superior Offer (any of the foregoing actions, whether by its Board of Directors or a committee thereof, being referred to herein as a “Change of Recommendation”), if (and only if) all of the following conditions set forth below in clauses (i) through (iv) have first been met and satisfied:

(i) Its Stockholders’ Meeting has not occurred;

(ii) A Superior Offer with respect to its has been made and has not been withdrawn and its Board of Directors has concluded in good faith, after receipt of the advice of its outside legal counsel and financial advisors, that, in light of such Superior Offer, such Board of Directors is required to effect a Change of Recommendation in order to prevent a breach of its fiduciary obligations under applicable law;

(iii) It shall have (A) provided the Other Party written notice which shall state expressly (1) that it has received a Superior Offer, (2) the material terms and conditions of the Superior Offer and the identity of the Person or group making the Superior Offer, and (3) that it intends to effect a Change of Recommendation and the manner in which it intends to do so, (B) provided to the Other Party a copy of all written materials and information it has delivered or made available to the Person or group making the Superior Offer in connection with such Superior Offer and not previously provided to the Other Party, and (C) considered any counterproposal to the Superior Offer that the Other Party may make during the five (5) day period after the Other Party’s receipt of the written notice referred to in clause (A) (no Change of Recommendation being permissible hereunder prior to the end of such five (5) day period) and (D) determined in the good faith judgment of its Board of Directors (following receipt of the advice of its outside legal counsel and its financial advisor), that such counterproposal is less favorable, from a financial point of view, to its stockholders (in their capacities as stockholders) than the Superior Offer;

(iv) It shall not have breached in any material respect any of the provisions set forth in Section 6.4 or this Section 6.5.

(e) Continuing Obligation to Call, Hold and Convene Stockholders’ Meeting; No Other Vote. Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement is properly terminated in accordance with the provisions of Article VIII, (i) the obligation of Poet or Versant to call, give notice of, convene and hold its Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal with respect to it, or by any Change of Recommendation and (ii) except as expressly permitted by Section 6.5(d), it shall not submit to the vote of its stockholders any Acquisition Proposal, or propose to do so. Except as permitted by the provisions of Article VIII, nothing in this Section 6.5 shall (i) permit it to terminate this Agreement or (ii) permit it to enter into any agreement with respect to an Acquisition Proposal during the term of this Agreement (it being agreed that, during the term of this Agreement, it shall not enter into any agreement with any Person that provides for, or in any way facilitates, an Acquisition Proposal with respect to itself (other than a confidentiality agreement compliant with the provisions of Section 6.5(c)(i)).

(f) Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit it or its Board of Directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided that the content of any such disclosure thereunder shall be governed by the terms of this Agreement. Without limiting the foregoing proviso, neither Poet nor Versant shall effect a Change of Recommendation unless specifically permitted to do so pursuant to the terms of Section 6.5(d).

(g) Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Acquisition Proposal” shall mean, with respect to Versant or Poet, respectively, any offer or proposal relating to any transaction (other than the Merger and related transactions contemplated by this Agreement) or series of related transactions involving: (A) any purchase from it or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a fifteen percent (15%) interest in the total outstanding voting securities of it or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of it or any of its Subsidiaries, (B) any merger, consolidation, business combination or similar transaction involving it or any of its Subsidiaries (other than the Merger), (C) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than fifteen percent (15%) of its assets (including its Subsidiaries taken as a whole), or (D) any liquidation or dissolution of it; provided however, that, with respect to Versant, the term “Acquisition Proposal” shall not include any offer or proposal relating to (i) any Permitted Financing (as such term is defined in Section 6.2(b)) or (ii) any issuance of shares of Versant Common Stock contemplated by the Articles Amendment or the provisions of Section 6.17 or the modification of any terms of outstanding warrants to purchase Versant Common Stock contemplated by Section 6.17.

(ii) “Superior Offer” shall mean, with respect to Versant or Poet, respectively, an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, or asset purchase, all or substantially all of its assets or a majority of its total outstanding voting securities and as a result of which its stockholders immediately preceding such transaction would hold less than fifty percent (50%) of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent or subsidiary thereof, on terms that its Board of Directors has in good faith concluded (following receipt of the advice of its outside legal counsel and its financial adviser), to be more favorable, from a financial point of view, to its stockholders (in their capacities as stockholders) than the terms of the Merger (or any counterproposal referred to in Section 6.5(d)(iii)(C)) and is reasonably capable of being consummated.

      6.6     Filings; Other Actions; Notification.

(a) Poet and Versant shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) all reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all permits, consents, approvals and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, including, without limitation: (i) if required, any filings with the European Commission as required by Council Regulation No. 4064/89 of the European Community, as amended (the “EC Merger Regulation”) and (ii) filings under any other comparable pre-merger notification laws of any applicable jurisdiction; provided, however, that nothing in this Section 6.6 shall require, or be construed to require, Versant or Poet to (x) proffer to, or agree to, sell or hold separate and agree to sell, before or after the Effective Time, any material assets, businesses, or interest in any material assets or businesses, of it or any of its Subsidiaries, (y) consent (in the case of Versant) to any sale, or agreement to sell, by Poet or any of Poet’s Subsidiaries of any material assets, businesses, or interest in any material assets or businesses, of Poet or any of Poet’s Subsidiaries or (in the case of Poet) to any sale, or agreement to sell, by Versant or any of Versant’s Subsidiaries of any material assets, businesses, or interest in any material assets or businesses, of Versant or any of Versant’s Subsidiaries or (y) agree to any material changes or restrictions in the operations of any such material assets or businesses of Poet or Versant, if, in the case of (x) or (y), such action or agreement would be reasonably likely to have a material adverse effect on the benefits reasonably expected to be derived by Versant and its Subsidiaries (on a combined basis with Poet and its Subsidiaries) as a result of the Merger and the transactions contemplated by this Agreement. Subject to applicable Laws relating to the exchange of information, Versant and Poet shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Versant or Poet, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of Poet and Versant shall act reasonably and as promptly as practicable.

(b) Versant and Poet each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Prospectus/ Proxy Statement, the Registration Statement, or any other statement, filing, notice or application made by or on behalf of Versant, Poet or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(c) Versant and Poet each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Versant or Poet, as the case may be, or by any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Poet and Versant each shall give prompt notice to the other upon becoming aware of: (i) any change that has had, or is reasonably likely to have, a Material Adverse Effect on it; (ii) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would reasonably be likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate such that the condition set forth in Section 7.2(a) or Section 7.3(a), as applicable, would not be satisfied as of the date of such event or as of the Closing Date; (iii) any material failure of Versant or Poet, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; or (iv) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would reasonably be likely to cause any condition to the obligations of any party to effect the transactions contemplated hereby not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.6(c) shall not cure such breach or noncompliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

      6.7     Termination of Poet’s 401(k) Plan. Effective as of no later than the day immediately preceding the Closing Date, Poet shall terminate any and all Compensation and Benefit Plans of it or any of its Subsidiaries that are intended to include a Code Section 401(k) arrangement (“Poet 401(k) Plans”)unless Versant has provided written notice to Poet that the Poet 401(k) plans shall not be terminated. Unless Versant provides such written notice to Poet, no later than five (5) business days prior to the Closing Date, Poet shall provide Versant with evidence that all the Poet 401(k) Plans have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of the Board of Directors of Poet. Poet shall also take such other actions in furtherance of terminating the Poet 401(k) Plans as Versant may reasonably require. Versant and Poet shall arrange for participants in the Poet 401(k) Plan immediately preceding the Effective Time to begin participation in the Compensation and Benefit Plans of Versant or of its Subsidiaries that are intended to include a Code Section 401(k) arrangement (“Versant 401(k) Plans”) as soon as administratively feasible following the Effective Time. The Versant 401(k) Plans will permit rollovers into the Versant 401(k) Plans of distributions from the terminated Poet 401(k) Plans.

      6.8     Access. Upon reasonable notice, and except as may otherwise be required by applicable Law, each of Versant and Poet shall (and shall cause its Subsidiaries to) afford the other’s officers, employees, counsel, accountants and other authorized representatives (“Representatives”) access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties, results of operations and personnel as may reasonably be requested to carry out the purposes of this Agreement (including, without limitation, access to such personnel and records of it or its Representatives as may reasonably be necessary to enable counsel to deliver the opinions referred to in Section 7.2(e) and Section 7.3(c)), provided that no investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by Poet, Versant or Merger Sub and provided, further, that the foregoing shall not require Poet or Versant to permit any inspection, or to disclose any information, that in the reasonable judgment of Poet or the Versant, as the case may be, would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if Poet or Versant, as the case may be, shall have used reasonable efforts to obtain the consent of such third party to such inspection or disclosure. All requests for information made pursuant to this Section shall be directed to an executive officer of Poet or Versant, as the case may be, or such Person as may be designated by either of its officers. The parties will hold any such information which is nonpublic in confidence pursuant to the terms of the Bilateral Non-Disclosure Agreement, dated as of June 1, 2003, between Poet and Versant (the “Confidentiality Agreement”). Nothing in this Section 6.8 will modify or alter the provisions of the Confidentiality Agreement.

      Notwithstanding anything to the contrary contained in this Agreement, it is agreed that each party to the transactions contemplated hereby (and each affiliate, employee, representative or other agent of such party) may disclose to any and all persons and entities, without limitation of any kind, the tax treatment and the tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or tax analyses) that are provided to such party or to such person relating to the tax treatment and tax structure of the transactions contemplated by this Agreement; provided however, that (i) such disclosure may not be made until the earliest of (A) the date of the public announcement of discussions relating to such transactions, (B) the date of the public announcement of such transaction or (C) the date of the execution of a definitive agreement to enter into such transaction, and (ii) such disclosure may not be made to the extent a party reasonably determines that such disclosure would result in a violation of applicable federal or state securities laws. For purposes of this paragraph (x) the “tax treatment” of the potential transaction means the purported or claimed federal income tax treatment of such transaction, and (y) the “tax structure” of a transaction means any fact that may be relevant to understanding the purported or claimed federal income tax treatment of such transaction. The parties acknowledge and agree that the foregoing provisions of this paragraph are not intended to permit disclosure of any other information including (without limitation) (i) any portion of any materials to the extent not related to the tax treatment or tax structure or the transaction, (ii) the identities of participants or potential participants in the transaction, (iii) the existence or status of any negotiations, (iv) any pricing or financial information (except to the extent such pricing or financial information is related to the tax treatment or tax structure of the transaction), (v) any other term or detail not relevant to the tax treatment or the tax structure of the transactions contemplated by this Agreement or (vi) any other sensitive business information (including but not limited to specific information about a party’s intellectual property or other proprietary assets) unless such information may be related to or relevant to the purported or claimed federal income tax treatment of such transaction.

      6.9     Affiliates. Versant will give stop transfer instructions to its transfer agent with respect to any Versant Common Stock received pursuant to the Merger by any stockholder of Poet who may reasonably be deemed to be an affiliate of Poet for purposes of Rule 145 promulgated under the Securities Act and there will placed on the certificates representing such shares of Versant Common Stock, or any substitution therefor, a legend stating in substance that the shares are issued in a transaction to which Rule 145 promulgated under the Securities Act applies and may only be transferred (i) in conformity with Rule 145 or (ii) in accordance with a written opinion of counsel, reasonably acceptable in form and substance to Versant, that such transfer is exempt from registration under the Securities Act. Versant shall not be required to maintain the effectiveness of the Registration Statement or any other registration statement under the Securities Act for the purposes of resale of Versant Common Stock by such affiliates received in the Merger.

      6.10     Nasdaq Smallcap Listing; Poet Delisting. Versant shall use its diligent efforts (to the extent practicable and within its control) to maintain the listing of the Versant Common Stock on the Nasdaq Smallcap Market and to cause the shares of Versant Common Stock to be issued in the Merger to be approved for listing on the Nasdaq Smallcap Market subject to official notice of issuance, on or prior to the Closing Date. Versant shall apply for the listing on the Frankfort Stock Exchange of the Versant Common Stock with the objective of having such listing take effect as soon as reasonably practicable after the Effective Time. Poet shall use its best efforts to cause the Poet Shares to be de-listed and de-quoted from the Frankfurt

Stock Exchange and de-registered under the Exchange Act as soon as practicable following the Effective Time.

      6.11     Publicity. The initial press release concerning the Merger shall be a joint press release and thereafter (except with respect to any press release or public announcement relating to a Change of Recommendation) Poet and Versant shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party (including, but not limited to, any filing with the Nasdaq Stock Market or the Frankfurt Stock Exchange) and/or any Governmental Entity with respect thereto, except as may be required by law or by obligations pursuant to any listing agreement with or rules of any securities exchange or national automated securities quotation systems or market on which shares of Versant or Poet are then traded or quoted.

      6.12     Equity Awards and Employee Benefits.

(a) Assumption or Substitution of Poet Stock Options and Poet Warrants. At the Effective Time, each then outstanding Poet Option and each then outstanding Poet Warrant, whether or not exercisable at the Effective Time and regardless of the respective exercise prices thereof, will be assumed or substituted by Versant as provided herein. Each Poet Option and Poet Warrant so assumed or substituted by Versant under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Poet Option (including any applicable stock option agreement or other document evidencing such Poet Option) or Poet Warrant, as applicable, immediately prior to the Effective Time (including, but not limited to, any repurchase rights or vesting provisions), except that (i) each Poet Option and Poet Warrant assumed or substituted by Versant under this Section 6.12 will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Versant Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Poet Option or Poet Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded up to the nearest whole number of shares of Versant Common Stock and (ii) the per share exercise price for the shares of Versant Common Stock issuable upon exercise of such assumed Poet Option or Poet Warrant will be equal to the quotient determined by dividing the exercise price per share of Poet Common Stock at which such Poet Option or Poet Warrant was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded down to the nearest whole cent per share; provided, however, that any holder of a Poet Option that is an “incentive stock option” within the meaning Section 422 of the Code, may, at such holder’s request, have any resulting fractional options rounded down and fractional cents in the exercise price of such option rounded up if so requested by such holder. Each assumed or substituted Poet Option and each assumed Poet Warrant shall be vested immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested as to immediately prior to the Effective Time, except to the extent such Poet Option or Poet Warrant by its terms in effect prior to the date of this Agreement provides for acceleration of vesting. As soon as reasonably practicable following the Effective Time, Versant will issue to each Person who holds an assumed or substituted Poet Option or an assumed or substituted Poet Warrant a document evidencing the foregoing assumption or substitution of such Poet Option or Poet Warrant by Versant in the Merger pursuant to this Section. Versant agrees that if Versant elects to assume or substitute some or all of the Poet Options by assuming them under or granting substitute options for them under any of the Versant Stock Option Plans, such assumption or substitution will not constitute or result in a breach or violation of, or a default under the Versant Stock Option Plans.

(b) Incentive Stock Options. The conversion of Poet Options provided for in Section 6.12(a), with respect to any Poet Options which are intended to be “incentive stock options” (as defined in Section 422 of the Code) shall be effected in a manner consistent with Section 424(a) of the Code.

(c) Termination of Poet’s Employee Stock Purchase Plan. Poet shall, prior to the Effective Time, take all actions necessary pursuant to the terms of Poet’s 1999 Employee Stock Purchase Plan (the “Poet ESP Plan”) in order to effect each of the following changes or amendments to the Poet ESP Plan: (i) to accelerate the Exercise Date for any outstanding Offering Period under the Poet ESP Plan such that a new Exercise Date for all then outstanding Offering Periods under the Poet ESP Plan shall occur on or before the last business day prior to the Effective Time (the “New Exercise Date”) and shares of Poet Common Stock must be purchased by the participants in the Poet ESP Plan under the Poet ESP Plan , if at all, on or prior to the New Exercise Date , and so that no participant in the Poet ESP Plan shall, after the New Exercise Date, have any right pursuant to the Poet ESP Plan to purchase or otherwise acquire (or obtain any rights to purchase) any shares of Poet stock or Versant stock. All outstanding Offering Periods under the Poet ESP Plan shall expire immediately following the New Exercise Date and the Poet ESP Plan shall terminate immediately prior to the Effective Time. Capitalized terms in this Section and not otherwise defined in this Agreement shall have the meanings ascribed to them in Poet’s ESP Plan.

(d) Form S-8. Versant agrees, by no later than four (4) calendar days (excluding U.S. federal holidays) after the Effective Time, to file a registration statement on Form S-8 with the SEC to register the shares of Versant Common Stock issuable with respect to Poet Options assumed or substituted by Versant pursuant to Section 6.12(a) under the Securities Act and, for so long as any such assumed or substituted Poet Options remain outstanding as rights to purchase shares of Versant Common Stock, Versant shall (i) maintain the effectiveness of such registration statement thereafter, and (ii) administer such options or other rights in accordance with Rule 16b-3 under the Exchange Act. Notwithstanding the foregoing, Versant shall have no obligation whatsoever to register with the SEC under the Securities Act any assumed or substituted Poet Warrants.

(e) Treatment of Welfare Plans.

(i) All benefits accrued under the Compensation and Benefit Plans of Poet or its Subsidiaries prior to the Effective Time shall be paid in accordance with the terms of such Compensation and Benefit Plans.

(ii) Following the Effective Time, Versant shall provide to individuals who are employed by Poet and its Subsidiaries as of the Effective Time and who remain employed with Versant or any Subsidiary of Versant after the Effective Time (“Affected Employees”), for so long as such Affected Employees remain employed by Versant or any Subsidiary of Versant, employee benefits (i) pursuant to Poet’s or its Subsidiaries’ employee benefit plans, programs, policies and arrangements, and/or (ii) pursuant to employee benefit plans, programs, policies or arrangements maintained by Versant or any Subsidiary of Versant for its own employees.

(iii) Versant will, or will cause the Surviving Corporation to, give Affected Employees full credit for purposes of eligibility, vesting and benefit accrual under any employee benefit plans or arrangements maintained by Versant or any Subsidiary of Versant for such Affected Employees’ service with Poet or any Subsidiary of Poet to the same extent recognized by Poet immediately prior to the Effective Time.

(iv) Versant will, or will cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Affected Employees immediately prior to the Effective Time, and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time.

      6.13     Expenses. As used herein, the term “Merger Expenses” means all charges and expenses incurred by a party in connection with this Agreement, the Merger and the transactions contemplated thereby, including but not limited to fees, charges and expense of a party’s attorneys’, accountants’ and financial advisors and, in the case of Versant, the fees, charges and expenses of the Exchange Agent. In the event that the Merger is consummated, Versant and its Subsidiaries shall assume and pay all Merger Expenses incurred by Versant and by Poet in connection with this Agreement, the Merger and the transactions contemplated by this Agreement. The Merger Expenses incurred by Poet are referred to herein as the “Poet Merger Expenses” and the Merger Expenses incurred by Versant are referred to herein as the “Versant Merger Expenses”. No Merger Expenses incurred by Poet will be Versant Merger Expenses for any purposes of this Agreement, even if Versant becomes obligated to pay such Merger Expenses pursuant to the provisions of this Section 6.13. If the Merger is not consummated or this Agreement is terminated before consummation of the Merger, then (a) all costs and expenses incurred by Versant in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid and borne solely by Versant (and not by Poet), and (b) all costs and expenses incurred by Poet in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid and borne solely by Poet (and not by Versant).

      6.14     Directors’ and Officers’ Indemnification Agreements. From and after the Effective Time, Versant agrees that, to the maximum extent permitted by applicable law, it will assume and perform all the Surviving Corporation’s obligations under each Poet D&O Indemnity Agreement (as defined below) in accordance with the terms of such agreement. As used herein, a “Poet D&O Indemnity Agreement” means a written agreement, a copy of which has been provided to Versant or Versant’s counsel, that is in effect on the date of this Agreement and which was executed and entered into on or before the date of this Agreement between Poet and an individual who, as of the date of this Agreement, is an executive officer of Poet or a member of Poet’s board of directors, and pursuant to which Poet has agreed with such individual to provide such individual with indemnification and/or advancement of expenses with respect to liabilities and/or matters arising by reason of the fact that such individual is an officer or director of Poet and, solely with respect to actions or omissions occurring prior to the Effective Time, any related provision contained in Poet’s certificate of incorporation or bylaws as of immediately prior to the Effective Time. Notwithstanding the foregoing, nothing herein shall obligate Versant to indemnify, advance expenses to or provide contribution to, any such individual pursuant to a Poet D&O Indemnity Agreement to the extent that doing so (a) would be in violation of the DGCL or other applicable law or (b) would provide such individual with indemnification, contribution or advancement of expenses with respect to any claim, action or proceeding brought by Versant against such individual which arises in whole or in part from this Agreement.

      6.15     Other Actions by Poet and Versant.

(a) Rights. Prior to the Effective Time, the boards of directors of Poet and Versant shall take all necessary action to ensure that the representations and warranties in Section 5.1(q) with respect to itself are at all times true, accurate and complete.

(b) Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Versant and Poet and its Board of Directors shall grant such approvals and take such lawful actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or by the Merger and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

(c) US Denominated Funds. As promptly as practicable after the date of this Agreement, Poet shall deposit fifty percent (50%) of its cash and cash equivalent assets in United States (US) Dollar-denominated accounts and shall, during the time period beginning on the date of this Agreement and ending on the earlier to occur of the Effective Time or the termination of this Agreement in accordance with its terms, manage its cash and cash equivalent accounts to maintain at least fifty percent (50%) of its cash and cash equivalent assets in United States (US) Dollar-denominated accounts.

(d) Termination of Poet Registration Rights Agreement. Poet shall use its best commercially reasonable efforts to cause that certain Second Amended and Restated Stockholder Rights Agreement dated as of December 23, 1998 among Poet and certain stockholders of Poet to be duly and validly terminated and cancelled prior to the Effective Time.

      6.16     Section 16 Matters. Prior to the Effective Time, Versant and Poet shall take all such steps as may be required (to the extent permitted under applicable law) to cause any dispositions of Poet Shares or acquisitions of Versant Common Stock resulting from the transactions contemplated by Article I or IV of this Agreement or by the assumption or substitution of Poet Options pursuant to Sections 4.4 and 6.12 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Poet to be exempt under Rule 16b-3 promulgated under the Exchange Act.

      6.17     Conversion of Versant Preferred Stock. Versant shall use diligent efforts to cause all outstanding shares of Versant’s Series A Preferred Stock to be fully converted, by no later than concurrently with the Effective Time, into shares of Versant Common Stock at a conversion rate of not more than three (3) shares of Versant Common Stock, as presently constituted, for each converted share of Versant’s Series A Preferred Stock for an aggregate number of shares of Versant Common Stock to be issued to holders of Versant Series A Preferred Stock upon the conversion of such shares not to exceed 3,941,230 shares of Versant Common Stock (the “Versant Preferred Conversion”) in accordance with the terms of the Preferred Stock Conversion Agreement entered into by Versant and a holder or holders of Versant Series A Preferred Stock in substantially the form attached as Schedule 6.17 to Versant’s Disclosure Letter (the “Conversion Agreement”). Pursuant to the Conversion Agreement, Versant has agreed with each holder of Versant Series A Preferred Stock who is a party thereto that, in consideration of such holder’s agreements thereunder, effective upon the Versant Preferred Conversion, in addition to taking action to cause each share of Versant Series A Preferred Stock to be converted into three (3) shares of Common Stock in the Versant Preferred Conversion, Versant will amend any Versant Warrant held by such holder (or an affiliate of such a holder) as follows: (a) Versant will reduce the exercise price of such Versant Warrant from $2.13 per share of Versant Common Stock to a price not lower than $1.66 per share of Versant Common Stock, as presently constituted and (b) Versant will amend the definition of “Expiration Date” in such Versant Warrant by (i) changing the current reference in such definition to “July 11, 2004” to instead read “July 11, 2005” (so that any expiration of such warrant that would otherwise occur on July 11, 2004 under the terms of such Warrant will instead occur on July 11, 2005 and (ii) providing that the term “Acquisition”, as used in the Versant Warrant, shall not include the Merger, so that such Versant Warrant shall not expire upon consummation of the Merger. Poet acknowledges and agrees that: (a) as of the date of this Agreement, each share of Versant Preferred Stock is convertible into two (2) shares of Versant Common Stock; (b) the Versant Preferred Conversion may be effected either through the Articles Amendment, another amendment of Versant’s Articles of Incorporation and/or the Certificate of Determination for Versant’s Series A Preferred Stock, by the written consent of the holders of a majority of the outstanding shares of Versant Series A Preferred Stock, by voluntary conversion of outstanding shares of Versant Series A Preferred Stock or by any combination of the foregoing. Nothing herein shall prevent Versant from entering into any amendment to the Conversion Agreement or any other or additional agreement or agreements with holders of the Versant Series A Preferred Stock in order to effect the Versant Preferred Conversion, so long as the terms of such amendments or other or additional agreements (a) do not result in shares of Versant’s Series A Preferred Stock being converted into shares of Versant Common Stock at a conversion rate of more than three (3) shares of Versant Common Stock (as presently constituted) for each share of Versant Series A Preferred Stock, (b) do not result in more than 3,941,230 shares of Versant Common Stock to be issued in connection with the conversion of all outstanding shares of Versant Series A Preferred Stock, and (c) do not cause any of Versant’s representations and warranties in Article V hereof (as qualified by the Versant Disclosure Letter) to be false in any material respect as of the Closing Date.

      6.18     Reduction of Versant Board Size. As permitted by the provisions of Section 2.2 of Versant’s Bylaws, and subject to any required approval of the shareholders of Versant, effective as of the Effective Time Versant’s Board will fix the number of authorized members of Versant’s Board of Directors at five (5) directors.

      6.19     Outside Director Compensation. Versant agrees that, from the Effective Time to the date of the next annual meeting of Versant’s shareholders, Versant will pay its Outside Directors (as defined below) cash compensation for their services as directors at the rate of USD$25,000 per annum; provided that on and after the date of the next annual meeting of Versant’s shareholders, the amount of compensation paid by Versant to its Outside Directors shall be determined from time to time by Versant’s Board of Directors or a committee thereof that is duly authorized to make such determination. For purposes of this paragraph an “Outside

Director” means an individual who, at the time in question: (a) is not an employee of Versant or any of its Subsidiaries; (b) is not a beneficial owner of five percent (5%) or more of Versant’s outstanding voting shares; and (c) is not an affiliate (as that term is defined by Rule 405 of Regulation C promulgated under the Securities Act of 1933, as amended) of any beneficial owner of five percent (5%) or more of Versant’s outstanding voting shares.

ARTICLE VII

CONDITIONS

      7.1     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of Versant, Merger Sub and Poet to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Required Stockholder Approvals Obtained. (i) This Agreement and the Merger shall have been duly approved by the holders of a majority of the outstanding Poet Shares in compliance with Poet’s Certificate of Incorporation and Bylaws, each as amended, and the DGCL and the rules of the Frankfurt Stock Exchange, and (ii) this Agreement, the Merger, the Versant Stock Issuance and the Articles Amendment shall have been duly approved by the holders of shares constituting a majority of the outstanding shares of Versant Common Stock and holders of a majority of the outstanding Versant Series A Preferred Stock in compliance with Versant’s Articles of Incorporation and Bylaws, each as amended, the California General Corporation Law and the rules of the Nasdaq Stock Market.

(b) Regulatory Consents. The Merger shall have been approved by the European Commission pursuant to the EC Merger Regulation if such approval shall be required thereunder, all other material foreign antitrust approvals required to be obtained prior to consummation of the Merger shall have been obtained and other than the filing of the Certificate of Merger provided for in Section 1.3, all filings required to be made prior to the Effective Time by Poet or Versant or any of their respective Subsidiaries with, and all consents, approvals and authorizations required to be obtained prior to the Effective Time by Poet or Versant or any of their respective Subsidiaries from, any Governmental Entity (collectively, “Governmental Consents”) in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Poet, Versant and Merger Sub shall have been made or obtained (as the case may be), except where the failure to so make or obtain any such Governmental Consent has not had, and is not reasonably likely to have, a Material Adverse Effect on Poet or Versant or a materially and adversely effect the benefits reasonably expected to be derived by Versant and its Subsidiaries (on a combined basis with Poet and its Subsidiaries) as a result of the Merger or the other transactions contemplated by this Agreement.

(c) No Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and applicable to one or more of the parties to this Agreement and (ii) has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(d) No Governmental Restriction. There shall not be any pending or overtly threatened suit, action or proceeding asserted by any Governmental Entity (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement, the effect of which restraint or prohibition if obtained would cause the condition set forth in Section 7.1(c) to not be satisfied or (ii) seeking to require Versant or Poet or any of their respective Subsidiaries to take any action contemplated by the proviso set forth in Section 6.6(a).

(e) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

(f) Articles Amendment Effective. A certificate of amendment to Versant’s Articles of Incorporation in proper form shall have been duly approved by Versant’s Board of Directors and shareholders and been filed with and accepted for filing by the Office of the California Secretary of State to effect the Articles Amendment, which certificate of amendment shall, effective by no later than the Effective Time: (i) increase the authorized number of shares of Versant Common Stock from 45,000,000 to 75,000,000 shares; (ii) to the extent that the outstanding shares of Versant Series A Preferred Stock have not previously been converted into Common Stock at a conversion rate of not more than three (3) shares of Versant Common Stock for each converted share of Versant Series A Preferred Stock, change the conversion rate of the Versant Series A Preferred Stock (by reduction of its conversion price or otherwise) so as to cause each outstanding share of Versant’s Series A Preferred Stock to be convertible into up to three (3) shares of Versant Common Stock; (iii) cause all outstanding shares of Versant’s Series A Preferred Stock not converted into Versant Common Stock prior to the Effective Time to be fully converted into shares of Versant Common Stock upon the Effective Time at the conversion rate of not more than three (3) shares of Versant Common Stock for each outstanding share of Series A Preferred Stock; (iv) provide that, for a period of twelve (12) months immediately after the Effective Time, (A) any action that would be a “Material Asset Action” (as defined in Section 5.1(c) of this Agreement) or (B) any change in the number of members of Versant’s Board of Directors from five (5) members, must be approved by at least eighty percent (80%) of the members of Versant’s Board of Directors then in office; and (v) provide that, for a period of twelve (12) months immediately after the Effective Time, there can be no amendment of the provisions described in the immediately preceding clause (iv) unless such amendment is approved by at least eighty percent (80%) of the members of Versant’s Board of Directors then in office.

(g) Versant Preferred Stock Converted. Effective as of no later than the Effective Time, all of the outstanding shares of Versant’s Series A Preferred Stock shall have been converted into shares of Versant Common Stock at the rate of not more than three (3) shares of Versant Common Stock for each outstanding share of Versant Series A Preferred Stock, and the shares of Versant Series A Preferred Stock that are outstanding on the date of this Agreement will be converted into a total of not more than 3,941,230 shares of Versant Common Stock.

      7.2     Conditions to Obligations of Versant and Merger Sub. The obligations of Versant and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Versant prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Poet set forth in this Agreement (as qualified by the Poet Disclosure Letter) shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and Versant shall have received a certificate to such effect signed on behalf of Poet by the Chief Executive Officer and the Chief Financial Officer of Poet; provided, however, that notwithstanding anything herein to the contrary, the conditions set forth in this Section 7.2(a) shall be deemed to have been satisfied even if such representations or warranties are not so true and correct unless the failure of such representations or warranties to be so true and correct, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on Poet or is reasonably likely to materially adversely affect the ability of Poet to consummate the transactions contemplated by this Agreement.

(b) Performance of Obligations of Poet. Poet shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement at or prior to the Closing Date, and Versant shall have received a certificate to such effect signed on behalf of Poet by the Chief Executive Officer and the Chief Financial Officer of Poet; provided, however, that notwithstanding anything herein to the contrary, the conditions set forth in this Section 7.2(b) shall be deemed to have been satisfied even if Poet has not performed all such obligations and covenants in all material respects unless Poet’s failure to do so, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on Poet or is reasonably likely to materially adversely affect the ability of Poet or Versant to consummate the transactions contemplated by this Agreement.

(c) Minimum Poet Net Unrestricted Cash and Net Working Capital. Poet’s Unrestricted Net Cash (as defined below), as of September 30, 2003, shall not be less than Six Million Five Hundred Thousand United States Dollars (USD$6,500,000) and Poet’s Net Working Capital (as defined below) as of September 30, 2003, shall not be less than Seven Million Two Hundred Fifty Thousand United States Dollars (USD $7,250,000).

(i) As used herein, Poet’s “Unrestricted Net Cash” at September 30, 2003 shall mean that amount equal to (A) the sum of Poet’s consolidated cash and equivalents and short-term investments at September 30, 2003 minus (B) the sum of all indebtedness of Poet under short-term borrowings at September 30, 2003; where for purposes of this subparagraph (i) each item included in the above formula shall be determined in accordance with GAAP (on an unaudited basis) by Deloitte & Touche LLP, Poet’s independent accountants, who shall have provided written confirmation of such determination to Versant.

(ii) As used herein, Poet’s “Net Working Capital” at September 30, 2003 shall mean that amount equal to (A) the sum of Poet’s cash and equivalents, short-term investments and accounts receivable (net of allowances for doubtful accounts) at September 30, 2003 minus (B) the sum of Poet’s total consolidated current liabilities (including but not limited to accrued liabilities and accounts payable and outstanding indebtedness under short-term borrowings as well as Poet Merger Expenses incurred and accrued through September 30, 2003 that have not been paid as of September 30, 2003) but excluding any deferred revenue; where for purposes of this subparagraph (ii), each item included in the above formula shall be determined in accordance with GAAP (on an unaudited basis) by Deloitte & Touche LLP, Poet’s independent accountants who shall have provided written confirmation of such determination to Versant.

(d) Consents Under Certain Agreements. Poet shall have obtained the consent or approval of each Person whose consent or approval shall be required under the agreements listed on Schedule 7.2(d) attached hereto.

(e) Tax Opinion. Versant shall have received the opinion of Fenwick & West LLP, counsel to Versant, dated the Closing Date, to the effect that the Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code and that Poet, Versant, and Merger Sub are each parties to the reorganization; provided that if Fenwick & West LLP does not deliver such opinions, then such opinions may be delivered by Perkins Coie in satisfaction of this condition. The parties to this Agreement agree to make such reasonable representations as may be requested by such counsel for the purpose of rendering such opinions, and in rendering such opinions, such counsel may rely on such representations.

(f) Employment Agreement. Mr. Jochen Witte shall have entered into an employment offer letter with a German affiliate of Versant which shall be in the form of Versant’s standard employment offer letter, but which shall include the principal terms summarized on Exhibit C attached hereto.

(g) Termination of Poet 401(k) Plans. Poet shall have provided to Versant (i) executed resolutions of the board of directors of Poet authorizing the termination prior to the Closing of all the Poet 401(k) Plans (as defined in Section 6.7) maintained by Poet or any of its Subsidiaries and (ii) an executed amendment to any such Poet 401(k) Plan sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder so that the tax-qualified status of any such Poet 401(k) Plan will be maintained at the time of termination of such Plan.

(h) Absence of Certain Changes. Since the date of this Agreement, there shall not have been, nor have occurred, any Effect which, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on Poet.

      7.3     Conditions to Obligation of Poet. The obligation of Poet to effect the Merger is also subject to the satisfaction or waiver by Poet prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Versant and Merger Sub set forth in this Agreement (as qualified by the Versant Disclosure Letter) shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and Poet shall have received a certificate to such effect signed on behalf of Versant by the Chief Executive Officer and Chief Financial Officer of Versant and Merger Sub; provided, however, that notwithstanding anything herein to the contrary, the conditions set forth in this Section 7.3(a) shall be deemed to have been satisfied even if such representations or warranties are not so true and correct unless the failure of such representations or warranties to be so true and correct, individually or in the aggregate, has had, or is reasonably to have, a Material Adverse Effect on Versant or is reasonably likely to materially adversely affect the ability of Versant to consummate the transactions contemplated by this Agreement.

(b) Performance of Obligations of Versant and Merger Sub. Each of Versant and Merger Sub shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement at or prior to the Closing Date, and Poet shall have received a certificate to such effect signed on behalf of Versant and Merger Sub by the Chief Executive Officer and the Chief Financial Officer of Versant and of Merger Sub; provided, however, that notwithstanding anything herein to the contrary, the conditions set forth in this Section 7.3(b) shall be deemed to have been satisfied even if Versant or Merger Sub has not performed all such obligations and covenants in all material respects unless Versant’s or Merger Sub’s failure to do so, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on Versant or is reasonably likely to materially adversely affect the ability of Poet or Versant to consummate the transactions contemplated by this Agreement.

(c) Tax Opinion. Poet shall have received the opinion of Perkins Coie, counsel to Poet, dated the Closing Date, to the effect that the Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code and that Poet, Versant, and Merger Sub are each parties to the reorganization; provided that if Perkins Coie does not deliver such opinions, such opinions may be delivered by Fenwick & West LLP in satisfaction of this condition. The parties to this Agreement agree to make such reasonable representations as may be requested by such counsel for the purpose of rendering such opinions, and in rendering such opinions, such counsel may rely on such representations.

(d) Absence of Certain Changes. Since the date of this Agreement, there shall not have been any Effect which, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on Versant.

(e) Minimum Versant Net Unrestricted Cash and Net Working Capital. Versant’s Unrestricted Net Cash (as defined below), as of September 30, 2003, shall not be less than One Million United States Dollars (USD$1,000,000) and Versant’s Net Working Capital (as defined below) as of September 30, 2003, shall not be less than One Million Two Hundred Thousand United States Dollars (USD $1,200,000).

(i) As used herein, Versant’s “Unrestricted Net Cash” at September 30, 2003 shall mean that amount equal to (A) the sum of Versant’s consolidated cash and equivalents and short-term investments at September 30, 2003 minus (B) the sum of all indebtedness of Versant under short-term borrowings at September 30, 2003; where for purposes of this subparagraph (i) each item included in the above formula shall be determined in accordance with GAAP (on an unaudited basis) by Versant’s Chief Financial Officer), who shall have provided written confirmation of such determination to Poet.

(ii) As used herein, Versant’s “Net Working Capital” at September 30, 2003 shall mean that amount equal to (A) the sum of Versant’s cash and equivalents, short-term investments and accounts receivable (net of allowances for doubtful accounts) at September 30, 2003 minus (B) the sum of Versant’s total consolidated current liabilities (including but not limited to accrued liabilities and accounts payable and outstanding indebtedness under short-term borrowings as well as Versant Merger Expenses incurred and accrued through September 30, 2003 that have not been paid as of September 30, 2003, but excluding any deferred revenue; where for purposes of this subparagraph (ii), each item included in the above formula shall be determined in accordance with GAAP (on an unaudited basis) by Versant’s Chief Financial Officer, who shall have provided written confirmation of such determination to Poet.

(f) Consents Under Certain Agreements. Versant shall have obtained the consent or approval of each Person whose consent or approval shall be required under the agreements listed on Schedule 7.3(f) attached hereto.

(g) Employment Agreement. A German affiliate of Versant shall have offered to enter into an employment offer letter with Jochen Witte which shall be in the form of Versant’s standard employment offer letter, but which shall include the principal terms summarized on Exhibit C attached hereto.

(h) Nasdaq Listing. As of immediately prior to the Effective Time, Versant’s Common Stock shall be listed on either the Nasdaq SmallCap Market or the Nasdaq National Market and Versant will then be in compliance in all material respects with all applicable rules and regulations of the Nasdaq Stock Market necessary for Versant to maintain the listing of the Versant Common Stock on the Nasdaq SmallCap Market.

(i) Listing of Shares. The shares of Versant Common Stock issuable to the stockholders of Poet pursuant to this Agreement and such other shares of Versant Common Stock as are required to be reserved for issuance upon the exercise of assumed or substituted Poet Options and Poet Warrants in connection with the Merger shall have been authorized for listing on the Nasdaq SmallCap Market upon official notice of issuance.

ARTICLE VIII

TERMINATION

      8.1     Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by stockholders of Poet and Versant referred to in Section 7.1(a), by mutual written consent of Poet and Versant, by action of their respective boards of directors. A termination of this Agreement pursuant to this Section 8.1 shall be effective at such time and date as is agreed to by Versant and Poet, or, if no such time or date is specified, upon the time and date on which Poet and Versant have both agreed in a writing signed by them to terminate this Agreement.

      8.2     Termination by Either Versant or Poet. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Versant or Poet if:

(a) the Merger shall not have been consummated by March 31, 2004 (the “Termination Date”);

(b) the approval of Poet’s stockholders required by Section 7.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof;

(c) the approval of Versant’s shareholders required by Section 7.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof; or

(d) any Law permanently restraining, enjoining or otherwise prohibiting the Merger shall become final and non-appealable (whether before or after the approval by the stockholders of Poet and Versant);

provided however, that the right to terminate this Agreement pursuant to subparagraph (a) of this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have been a principal cause of the failure referred to in said clause.

      8.3     Termination by Poet. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by the stockholders of Poet referred to in Section 7.1(a), by action of the Board of Directors of Poet:

(a) If there has been a material breach by Versant or Merger Sub of any representation, warranty or covenant of Versant or Merger Sub set forth in this Agreement or if any representation or warranty of Versant or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such material breach by Versant or Merger Sub or inaccuracy in its respective representation or warranty does not involve or constitute a breach of Section 6.4 or Section 6.5 of this Agreement and is curable through the exercise of reasonable efforts, then Poet may not terminate this Agreement under this Section 8.3(a) prior to the date which is thirty (30) calendar days after written notice of such breach or inaccuracy is given by Poet to Versant and Poet may not terminate this Agreement on account of such material breach if it has been cured within such thirty (30) calendar day period.

(b) If (i) the Board of Directors of Versant shall have withdrawn its approval of this Agreement or the Merger, or the Articles Amendment or the Versant Stock Issuance, or shall have withdrawn its recommendation to Versant’s shareholders that they approve and adopt this Agreement or the Merger, the Articles Amendment or the Versant Stock Issuance or shall have amended or modified in a manner adverse to Poet its approval or recommendation of this Agreement or the Merger, the Versant Stock Issuance or the Articles Amendment, (ii) Versant, Versant’s Board of Directors or any committee thereof shall have taken any action that is a Change of Recommendation by Versant (whether or not permitted by the provisions of this Agreement, including but not limited to the provisions of 6.5); (iii) Versant shall have failed to include in the Prospectus/ Proxy Statement the recommendation of Versant’s Board of Directors in favor of this Agreement and the Merger, the Versant Stock Issuance and the Articles Amendment; (iv) Versant’s Board of Directors fails to reaffirm (publicly, if so requested) its recommendation in favor of this Agreement and the Merger, the Versant Stock Issuance and the Articles Amendment within ten (10) calendar days after Poet requests in writing that such recommendation be reaffirmed; (v) Versant’s Board of Directors or any committee thereof shall have approved or recommended any Acquisition Proposal not made by Poet or taken any action to solicit or seek the approval of such Acquisition Proposal by Versant’s shareholders, (v) a tender or exchange offer relating to Versant’s securities shall have been commenced by a Person unaffiliated with Poet and Versant shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Versant’s Board of Directors recommends rejection of such tender or exchange offer, or (vi) there has been a breach by Versant of any of its obligations under Section 6.4 or Section 6.5.

(c) If Versant has consummated, or entered into a binding written agreement obligating Versant to consummate, a Permitted Financing and Poet has not previously consented in writing to such Permitted Financing. In the event that Versant has consummated, or entered into a binding written agreement obligating Versant to consummate, a Permitted Financing in which the gross proceeds to Versant will be more than Two Million Dollars ($2,000,000) and Poet has not previously consented in writing to such Permitted Financing and terminates this Agreement in accordance with this Section 8.3(c) on account of such Permitted Financing, then following such termination of this Agreement by Poet, Versant will promptly pay Poet an amount equal to the Poet Merger Expenses following Poet’s presentation to Versant of reasonable and appropriate verification of the amount of the Poet Merger Expenses. After Poet has presented such verification of the Poet Merger Expenses to Versant and Versant has paid the amount verified by Poet, Versant will have no further obligation to pay any further or additional amount to Poet pursuant to this Section 8.3(c).

(d) If Poet receives a Superior Offer and the Board of Directors of Poet has concluded in good faith, after receipt of the advice of its outside legal counsel and its financial advisor, that it is required to accept such Superior Offer in order to prevent a breach of its fiduciary obligations under applicable law.

      8.4     Termination by Versant. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of Versant:

(a) If there has been a material breach by Poet of any representation, warranty or covenant of Poet set forth in this Agreement or if any representation or warranty of Poet shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such material breach by Poet or inaccuracy in its representation or warranty does not involve or constitute a breach of Section 6.4 or Section 6.5 of this Agreement and is curable through the exercise of reasonable efforts, then Versant may not terminate this Agreement under this Section 8.4(a) prior to the date which is thirty (30) calendar days after written notice of such breach or inaccuracy is given by Versant to Poet and Versant may not terminate this Agreement on account of such material breach if it has been cured within such thirty (30) calendar day period.

(b) If (i) the Board of Directors of Poet shall have withdrawn its approval of this Agreement or the Merger, or shall have withdrawn its recommendation to Poet’s shareholders that they approve and adopt this Agreement or the Merger or shall have amended or modified in a manner adverse to Versant its approval or recommendation of this Agreement or the Merger, (ii) Poet, Poet’s Board of Directors or any committee thereof shall have taken any action that is a Change of Recommendation by Poet (whether or not permitted by the provisions of this Agreement, including but not limited to the provisions of 6.5), (iii) Poet shall have failed to include in the Prospectus/ Proxy Statement the recommendation of Poet’s Board of Directors in favor of the adoption and approval of this Agreement and the Merger, (iv) Poet’s Board of Directors fails to reaffirm (publicly, if so requested) its recommendation in favor of the adoption and approval of this Agreement and the approval of the Merger within ten (10) calendar days after Versant requests in writing that such recommendation be reaffirmed, (v) Poet’s Board of Directors or any committee thereof shall have approved or recommended any Acquisition Proposal not made by Versant or taken any action to solicit or seek the approval of such Acquisition Proposal by Poet’s stockholders, (v) a tender or exchange offer relating to Poet’s securities shall have been commenced by a Person unaffiliated with Versant and Poet shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Poet’s Board of Directors recommends rejection of such tender or exchange offer, or (vi) there has been a breach by Poet of any of its obligations under Section 6.4 or Section 6.5.

(c) If Versant receives a Superior Offer and the Board of Directors of Versant has concluded in good faith, after receipt of the advice of its outside legal counsel and its financial advisor, that it is required to accept such Superior Offer in order to prevent a breach of its fiduciary obligations under applicable law.

      8.5     Effect of Termination and Abandonment.

(a) Effect. Any proper termination of this Agreement under Section 8.2, 8.3 or 8.4 above will be effective immediately upon the delivery of written notice of termination by the terminating party to the other parties hereto. In the event of termination of this Agreement pursuant to this Article VIII, this Agreement (other than as set forth in Section 9.1) shall become void and of no effect with no liability of any party hereto (or any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any material or willful breach of this Agreement.

(b) Termination Fees.

(i) Payable by Poet.

(A) In the event that (1) the approval of Poet’s stockholders required by Section 7.1(a)(i) shall not have been obtained at a meeting duly convened for that purpose or at any adjournment or postponement thereof (whether or not Poet’s Board of Directors has recommended to Poet’s stockholders that they vote to approve and adopt this Agreement and the Merger), and (2) this Agreement is terminated other than pursuant to (x) the provisions of Section 8.1 or Section 8.2(d) or (y) the provisions of Section 8.3, then Poet shall promptly, but in no event later than two (2) business days after the date of such termination of this Agreement, pay Versant a termination fee of Five Hundred Thousand Dollars ($500,000) payable by wire transfer of same-day funds; provided, however, that notwithstanding the foregoing, Poet shall not be obligated to pay Versant such termination fee pursuant to this paragraph unless and until the approvals of Versant’s stockholders described in Section 7.1(a)(ii) have been obtained prior to the termination of this Agreement in accordance with its terms.

(B) In the event that, during the time period beginning on the date of this Agreement and ending five (5) months after the date of the termination of this Agreement (the “Break-Up Period”), (1) either (a) Poet enters into a written agreement with any Person (other than Versant) which provides for an Acquisition of Poet (as defined below), or (b) Poet and/or another Person (other than Versant), publicly announce their intention or agreement (whether or not conditional) to enter into a written agreement between themselves which provides for an Acquisition of Poet, and (2) this Agreement is terminated by Versant or Poet, pursuant to the provisions of Section 8.2(b) or by Versant pursuant to the provisions of Section 8.4(a) or Section 8.4(b), then Poet shall promptly, but in no event later than two (2) business days after the first date on which the conditions set forth in both clause (1) and clause (2) of this subparagraph 8.5(b)(i)(B) have occurred, pay Versant a termination fee of One Million Dollars ($1,000,000) payable by wire transfer of same-day funds. For purposes of this Section 8.5(b)(i), the term “Acquisition of Poet” means any of the following transactions involving Poet: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Poet pursuant to which the stockholders of Poet immediately preceding such transaction hold less than sixty percent (60%) of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (ii) a sale or other disposition by Poet of all or substantially all of Poet’s assets, or (iii) the acquisition by any Person or group (including by way of a tender offer or an exchange offer or issuance by the party or such Person or group), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then-outstanding shares of capital stock of Poet.

(C) If (i) Poet takes any action constituting a Change of Recommendation (whether or not permitted by the provisions of this Agreement, including but not limited to the provisions of Section 6.5) and this Agreement is terminated by Versant pursuant to Section 8.4(b) or (ii) this Agreement is terminated by Poet pursuant to Section 8.3(d), then Poet shall promptly, but in no event later than two (2) business days after the date of such termination of this Agreement, pay Versant a termination fee of One Million Dollars ($1,000,000) payable by wire transfer of same-day funds.

(D) If Poet becomes obligated to pay the termination fee payable under subparagraph 8.5(b)(i)(A), subparagraph 8.5(b)(i)(B) and/or subparagraph 8.5(b)(i)(C), then notwithstanding anything to the contrary in the foregoing provisions of this Section 8.5(b)(i), the total aggregate amount of termination fees payable by Poet under this Section 8.5(b)(i) shall in no event exceed that amount which is the greatest of the amounts payable under either (i) subparagraph 8.5(b)(i)(A), (ii) subparagraph 8.5(b)(i)(B) or (iii) subparagraph 8.5(b)(i)(C).

(ii) Payable by Versant.

(A) In the event that (1) the approval of Versant’s stockholders required by Section 7.1(a)(ii) shall not have been obtained at a meeting duly convened for that purpose or at any adjournment or postponement thereof (whether or not Versant’s Board of Directors has recommended to Versant’s stockholders that they vote to approve and adopt this Agreement and the Merger, the Versant Stock Issuance and the Articles Amendment), and (2) this Agreement is terminated other than pursuant to (x) the provisions of Section 8.1 or Section 8.2(d) or (y) the provisions of Section 8.4, then Versant shall promptly, but in no event later than two (2) business days after the date of such termination of this Agreement, pay Poet a termination fee of Five Hundred Thousand Dollars ($500,000) payable by wire transfer of same-day funds; provided, however, that notwithstanding the foregoing, Versant shall not be obligated to pay Poet such termination fee unless and until the approvals of Poet’s stockholders described in Section 7.1(a)(i) have been obtained prior to the termination of this Agreement in accordance with its terms.

(B) In the event that, during the Break-Up Period (as defined above), (1) either (a) Versant enters into a written agreement with any Person (other than Poet) which provides for an Acquisition of Versant (as defined below), or (b) Versant and/or another Person (other than Poet), publicly announce their intention or agreement (whether or not conditional) to enter into a written agreement between themselves which provides for an Acquisition of Versant, and (2) this Agreement is terminated by Versant or Poet, pursuant to the provisions of Section 8.2(c) or by Poet pursuant to the provisions of Section 8.3(a) or Section 8.3(b), then Versant shall promptly, but in no event later than two (2) business days after the first date on which the conditions set forth in both clause (1) and clause (2) of this subparagraph 8.5(b)(ii)(B) have occurred, pay Poet a termination fee of One Million Dollars ($1,000,000) payable by wire transfer of same-day funds. For purposes of this Section 8.5(b)(ii), the term “Acquisition of Versant” means any of the following transactions involving Versant: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Versant pursuant to which the stockholders of Versant immediately preceding such transaction hold less than sixty percent (60%) of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (ii) a sale or other disposition by Versant of all or substantially all of Versant’s assets, or (iii) the acquisition by any Person or group (including by way of a tender offer or an exchange offer or issuance by the party or such Person or group), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then-outstanding shares of capital stock of Versant.

(C) If (i) Versant takes any action constituting a Change of Recommendation (whether or not permitted by the provisions of this Agreement, including but not limited to the provisions of Section 6.5) and this Agreement is terminated by Poet pursuant to Section 8.3(b) or (ii) this Agreement is terminated by Versant pursuant to Section 8.4(c), then Versant shall promptly, but in no event later than two (2) business days after the date of such termination of this Agreement, pay Poet a termination fee of One Million Dollars ($1,000,000) payable by wire transfer of same-day funds.

(D) If Versant becomes obligated to pay the termination fee payable under subparagraph 8.5(b)(ii)(A), subparagraph 8.5(b)(ii)(B) and/or subparagraph 8.5(b)(ii)(C), then notwithstanding anything to the contrary in the foregoing provisions of this Section 8.5(b)(ii), the total aggregate amount of termination fees payable by Versant under this Section 8.5(b)(ii) shall in no event exceed that amount which is the greatest of the amounts payable under either (i) subparagraph 8.5(b)(ii)(A), (ii) subparagraph 8.5(b)(ii)(B) or (iii) subparagraph 8.5(b)(ii)(C).

(iii) The parties acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if a party becomes obligated to pay a termination fee under the provisions of this Section 8.5(b) (an “Obligated Party”) and fails to pay promptly the amount of such termination fee that is due from such Obligated Party pursuant to this Section 8.5(b), and, in order to obtain such payment, another party to this Agreement (“Other Party”) commences a suit which results in a judgment against the Obligated Party for such termination fee as set forth in this Section 8.5(b), then the Obligated Party shall pay to Versant (if Poet is the Obligated Party) or to Poet (if Versant is the Obligated Party) its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime lending rate of Citibank, N.A. in effect on the date such payment was required to be made.

ARTICLE IX

MISCELLANEOUS AND GENERAL

      9.1     Survival. This Article IX, Articles I through IV and the agreements of Poet, Versant and Merger Sub contained in Sections 6.12 (Equity Awards and Employee Benefits), 6.13 (Expenses) and 6.14 (Directors’ and Officers’ Indemnification Agreements) shall survive the consummation of the Merger (but not termination of this Agreement prior to consummation of the Merger). This Article IX, the agreements of Poet, Versant and Merger Sub contained in Section 6.13 (Expenses) and Section 8.5 (Effect of Termination and Abandonment) shall survive the termination of this Agreement. All other representations, warranties, agreements and covenants in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

      9.2     Modification or Amendment. Subject to the provisions of the applicable law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

      9.3     Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

      9.4     Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

      9.5     Governing Law and Venue; Waiver of Jury Trial.

(a) Governing Law. This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the internal laws of the State of California without regard to the conflict of law principles thereof.. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of California and the Federal courts of the United States of America located in the State of California solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a California State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

(b) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH

PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, CERTIFICATIONS AND AGREEMENTS CONTAINED IN THIS SECTION 9.5.

      9.6     Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

if to Versant or Merger Sub

Attention:	Chief Executive Officer

and General Counsel
Versant Corporation
6539 Dumbarton Circle
Fremont, CA 94555
USA
Fax: (510) 789-1877

with a copy to:

Barry J. Kramer, Esq.
Kenneth A. Linhares, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
USA
Fax: (650) 938-5200

if to Poet

Attention:	Chief Executive Officer and

General Counsel
Poet Holdings, Inc.
Weisenkamp 22B
D-22359 Hamburg
Germany
Fax: 49 (0) 40 60990-113

with a copy to:

Bruce McNamara, Esq.
Perkins Coie
101 Jefferson Drive
Menlo Park, CA 94025-1114
USA
Fax: (650) 838-4350

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

      9.7     Entire Agreement. This Agreement (including any exhibits hereto), the Disclosure Letters hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

      9.8     No Third Party Beneficiaries. Except as provided in Section 6.13 (Indemnification; Directors’ and Officers’ Insurance), this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

      9.9     Obligations of Versant and of Poet. Whenever this Agreement requires a Subsidiary of Versant to take any action, such requirement shall be deemed to include an undertaking on the part of Versant to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of Poet to take any action, such requirement shall be deemed to include an undertaking on the part of Poet to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

      9.10     Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

      9.11     Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Schedule or Exhibit, such reference shall be to a Section of or Schedule or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

      9.12     Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that Versant may designate, by written notice to Poet, another wholly-owned direct subsidiary to be a Constituent Corporation in lieu of Merger Sub, in the event of which, all references herein to Merger Sub shall be deemed references to such other subsidiary except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation. Any purported assignment made in contravention of this Agreement shall be null and void.

      9.13     Captions. The Article, Section and paragraph captions herein are for convenience of reference only and do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

[The remainder of this page has intentionally been left blank]

      IN WITNESS WHEREOF, this Agreement and Plan of Merger has been duly executed and delivered by duly authorized officers of the parties hereto as of the date hereof.

VERSANT CORPORATION

By:

Name: Nick Ordon
Title: Chief Executive Officer

POET HOLDINGS, INC.

By:

Name:
Title:

PUMA ACQUISITION, INC.

By:

Name: Nick Ordon
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTIFICATE OF MERGER

of
PUMA ACQUISITION, INC.
with and into
POET HOLDINGS, INC.

Pursuant to Section 251(c) of the

General Corporation Law of the State of Delaware

      POET HOLDINGS, INC., a Delaware corporation (“Poet”), does hereby certify to the following facts relating to the merger (the “Merger”) of Puma Acquisition, Inc., a Delaware corporation (“Sub”), with and into Poet, in which Poet shall remain and survive as the surviving corporation of the Merger (the “Surviving Corporation”):

FIRST:	Poet is a corporation incorporated pursuant to the Delaware General Corporation Law. Sub is a corporation incorporated pursuant to the Delaware General Corporation Law. Poet and Sub are all of the constituent corporations in the Merger.

SECOND:	An agreement of merger titled “Agreement and Plan of Merger” dated as of , 2003 (the “Agreement of Merger”), setting forth the agreement of merger, has been approved, adopted, certified, executed and acknowledged by Poet and by Sub in accordance with the provisions of Section 251 of the Delaware General Corporation Law.

THIRD:	The name of the Surviving Corporation of the Merger is Poet Holdings, Inc.

FOURTH:	Upon the effectiveness of the Merger, the Certificate of Incorporation of Poet Holdings, Inc., the Surviving Corporation of the Merger, shall be amended and restated to read in its entirety as set forth in the Amended and Restated Certificate of Incorporation of Poet Holdings, Inc. attached as Exhibit “1” hereto.

FIFTH:	The executed Agreement of Merger is on file at the principal place of business of Poet Holdings, Inc., the Surviving Corporation of the Merger, at [ ].

SIXTH:	A copy of the executed Agreement of Merger will be furnished by Poet Holdings, Inc., the Surviving Corporation of the Merger, on request and without cost, to any stockholder of any constituent corporation of the Merger.

      IN WITNESS WHEREOF, Poet Holdings, Inc. has caused this Certificate of Merger to be executed by a duly authorized officer as of                     , 200                    .

POET HOLDINGS, INC.

By:	/s/ JOCHEN WITTE

Jochen Witte
President and Chief Executive Officer

EXHIBIT B

RESTATED CERTIFICATE OF INCORPORATION

OF
POET HOLDINGS, INC.

ARTICLE I

      The name of the corporation is Poet Holdings, Inc..

ARTICLE II

      The address of the corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

      The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

      The number of shares of stock that the corporation shall have authority to issue is 1,000 shares of Common Stock, par value $0.001 per share.

ARTICLE V

      The Board of Directors is expressly authorized to make and alter the Bylaws of the corporation, without any action on the part of the stockholders; but the Bylaws made by the directors and the powers so conferred may be altered or repealed by the directors or the stockholders.

ARTICLE VI

      Elections of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

ARTICLE VII

      A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the General Corporation Law of the State of Delaware; or (4) for any transaction from which the director derived an improper personal benefit.

      If the General Corporation Law of the State of Delaware hereafter is amended to further eliminate or limit the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended General Corporation Law of the State of Delaware.

ARTICLE VIII

      The authorized number of members of the corporation’s Board of Directors shall consist of a total of exactly five (5) members.

ARTICLE IX

      During the Special Period (as defined below), the corporation shall not take any Material Asset Action (as defined below) unless such Material Asset Action has been duly authorized and approved by the corporation’s Board of Directors by the affirmative vote of at least four (4) members of the corporation’s Board of Directors. In addition, during the Special Period, the corporation shall not amend the provisions of Article VIII above or the provisions of this Article IX unless such amendment is approved by the affirmative vote of at least four (4) members of the corporation’s Board of Directors. The provisions of the preceding sentences of this Article IX shall not apply, and shall have no further effect, at any time on or after expiration of the Special Period.

      As used in this Article IX, the following terms shall have the following meanings:

“Material Asset Action” means: (i) any acquisition or purchase by the corporation from a third party (other than from Versant Corporation, a California corporation) of a business or of assets that will, immediately after being acquired by the corporation, represent a material portion of the corporation’s total business or total assets; (ii) any sale or disposition by the corporation of any line of business or product line; or (iii) any material change in the operation or the nature of any material line of business that is conducted by the corporation as of immediately prior to the Merger Effective Time.

“Merger Effective Time” means , 2003, the time and date upon which the Merger became effective under the Delaware General Corporation Law.

The “Merger” means the merger of the corporation with and into Puma Acquisition, Inc., a Delaware corporation (“Poet”) pursuant to that certain Agreement and Plan of Merger dated as of , 2003, by and among the corporation, Poet and Versant Corporation, a California corporation.

“Special Period” shall mean that time period beginning upon the Merger Effective Time (as defined below) and ending on , 2004 [exactly one (1) year after the Merger Effective Time.]

EXHIBIT C

PRINCIPAL TERMS OF EMPLOYMENT FOR JOCHEN WITTE

•	Title of President of European Operations for Versant and Managing Director for the Surviving Corporation

•	Three year employment term

•	Base salary of €150,000

•	Target bonus of €75,000, related to performance of European operations

•	Company car benefit (total expense of approximately €1,000 per month)

•	Life insurance benefits (premium of approximately €130 per month)

•	Termination only for material breach

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

      This Amendment to Agreement and Plan of Merger (the “Amendment”) is made and entered into as of January 20, 2004 by and among Versant Corporation, a California corporation (“Versant”), Poet Holdings, Inc., a Delaware corporation (“Poet”), and Puma Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Versant (the “Merger Sub”).

RECITALS

      A.     Versant, Poet and Merger Sub have entered into that certain Agreement and Plan of Merger, dated as of September 27, 2003 (the “Merger Agreement”). Capitalized terms used in this Amendment but not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement.

      B.     Section 9.2 of the Merger Agreement provides that at any time prior to the Effective Time, Versant, Poet and Merger Sub may modify or amend the Merger Agreement by written agreement executed and delivered by duly authorized officers of the respective parties.

      C.     Versant, Poet and Merger Sub wish to amend certain provisions of the Merger Agreement as set forth herein.

      NOW, THEREFORE, in consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby amend the Merger Agreement as follows:

1. Amendment of Section 6.10 of the Merger Agreement. Section 6.10 of the Merger Agreement is hereby amended to delete the second sentence thereof so as to eliminate the obligation of Versant to apply for the listing of its common stock to be issued in the Merger on the Frankfurt Stock Exchange. Section 6.10, as amended by this Amendment, shall now read in its entirety as follows:

“6.10 Nasdaq Smallcap Listing; Poet Delisting. Versant shall use its diligent efforts (to the extent practicable and within its control) to maintain the listing of the Versant Common Stock on the Nasdaq Smallcap Market and to cause the shares of Versant Common Stock to be issued in the Merger to be approved for listing on the Nasdaq Smallcap Market subject to official notice of issuance, on or prior to the Closing Date. Poet shall use its best efforts to cause the Poet Shares to be de-listed and de-quoted from the Frankfurt Stock Exchange and de-registered under the Exchange Act as soon as practicable following the Effective Time.”

2. All Other Terms Unchanged. Except as expressly provided in this Amendment, all of the provisions, terms and conditions of the Merger Agreement remain in full force and effect.

3. Counterparts. This Amendment may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

      IN WITNESS WHEREOF, the parties hereto have executed this Amendment to Agreement and Plan of Merger, effective as of the date and year first above written.

VERSANT CORPORATION

By:

Name: Nick Ordon

Title: Chief Executive Officer

POET HOLDINGS, INC.

By:

Name:

Title:

PUMA ACQUISITION, INC.

By:

Name: Nick Ordon

Title: Chief Executive Officer

[SIGNATURE PAGE OF AMENDMENT TO AGREEMENT AND PLAN OF MERGER]

ANNEX B

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF
VERSANT CORPORATION

I

      The name of this Corporation is Versant Corporation.

II

      The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

      This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and Preferred Stock,” both of which shall have no par value. The total number of shares of all classes which the Corporation is authorized to issue is seventy-eight million (78,000,000) shares. The total number of shares of Common Stock authorized to be issued is seventy-five million (75,000,000) shares. The total number of shares of Preferred Stock authorized to be issued is three million (3,000,000) shares, two million (2,000,000) of which are designated as “Series A Preferred Stock.”

      The Preferred Stock authorized by the Articles of Incorporation of this corporation may be issued from time to time in series. Subject to compliance with applicable protective voting rights which may be granted to the Preferred Stock or series thereof in Certificates of Determination or the Corporation’s Articles of Incorporation, the Board of Directors of this Corporation is authorized, from time to time, to determine or alter the rights, preferences, privileges and restrictions granted to, or imposed upon, any wholly unissued series of Preferred Stock, and to fix the number of shares of any such series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series prior to or subsequent to the issuance of shares of that series.

IV

      1. Limitation of Director’s Liability. The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

      2. Indemnification of Corporate Agents. The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the Corporation and its shareholders.

      3. Repeal or Modification. Any repeal or modification of the foregoing provisions of this Article IV by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

V

      This Corporation shall not have cumulative voting. This provision shall become effective only when this Corporation becomes a listed corporation within the meaning of Section 301.5 of the California Corporations Code.

VI

      In addition to any other approval of its Board of Director or shareholders that may be required by applicable law, these Articles of Incorporation or the Corporation’s Bylaws, during (and only during) the Special Period (as that term is defined below):

(i) the Corporation shall not take any action that would be a Material Asset Action (as that term is defined below) unless such Material Asset Action has been duly authorized and approved by the Corporation’s Board of Directors by the affirmative vote of at least eighty percent (80%) of the members of the Corporation’s Board of Directors then in office;

(ii) the Corporation’s Board of Directors shall not change the authorized number of members of the Corporation’s members from five (5) directors; and

(iii) the Corporation shall not amend the provisions of this Article VI unless such amendment is approved by the affirmative vote of at least eighty percent (80%) of the members of the Corporation’s Board of Directors then in office.

      The provisions of this Article VI shall not apply, and shall have no further effect, at any time on or after expiration of the Special Period.

      As used in this Article VI, the following terms shall have the following meanings:

“Material Asset Action” means: (i) any acquisition or purchase by the Corporation from a third party (other than from Poet Holdings, Inc., a Delaware corporation) of a business or of assets that will, immediately after being acquired by the Corporation, represent a material portion of the Corporation’s total consolidated business or assets; (ii) any sale or disposition by the Corporation of any line of business or product line; or (iii) any material change in the operation or the nature of any material line of business that is conducted by the Corporation or by any of its Subsidiaries (as that term is defined below) as of immediately after the Poet Merger Effective Time (as that term is defined below).

The “Poet Merger” means the merger of Poet Holdings, Inc., a Delaware corporation (“Poet”) with and into Puma Acquisition, Inc., a Delaware corporation and a Subsidiary of the Corporation (“Sub”) pursuant to that certain Agreement and Plan of Merger dated as of September 27, 2003, by and among the Corporation, Poet and Sub, as such may be amended from time to time.

“Poet Merger Effective Time” means the time and date upon which the Poet Merger became or becomes effective under the Delaware General Corporation Law.

“Special Period” shall mean that one (1) year period beginning immediately after the Poet Merger Effective Time and ending exactly one (1) year after the Poet Merger Effective Time.

“Subsidiary” means any entity, whether incorporated or unincorporated, of which at least a majority of the issued and outstanding securities or ownership interests having by their terms ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions for such entity is, directly or indirectly, owned or controlled by the Corporation and/or by one or more of its respective Subsidiaries.

VII

      A statement of the preferences, privileges and restrictions granted to or imposed upon the Series A Preferred Stock and the holders thereof is as follows:

      1. Definitions. For purposes of this Article VII and the statement of the preferences, privileges and restrictions granted to or imposed upon the Series A Preferred Stock, the following definitions shall apply:

1.1 “Board” shall mean the Board of Directors of the Company.

1.2 “Company” shall mean this corporation.

1.3 “Common Stock” shall mean the Common Stock of the Company.

1.4 “Common Stock Dividend” shall mean a stock dividend declared and paid on the Common Stock that is payable in shares of Common Stock.

1.5 “Dividend Rate” shall mean $0.3408 per share per annum for the Series A Preferred Stock.

1.6 “Original Issue Date” shall mean the date on which the first share of Series A Preferred Stock is issued by the Company.

1.7 “Original Issue Price” shall mean $4.26 per share for the Series A Preferred Stock.

1.8 “Permitted Repurchases” shall mean the repurchase by the Company of shares of Common Stock held by employees, officers, directors, consultants, independent contractors, advisors, or other persons performing services for the Company or a subsidiary that are subject to restricted stock purchase agreements or stock option exercise agreements under which the Company has the option but not the obligation to repurchase such shares: (i) at cost, upon the occurrence of certain events, such as the termination of employment or services; or (ii) at any price pursuant to the Company’s exercise of a right of first refusal to repurchase such shares.

1.9 “Premium” shall mean an amount equal to the Original Issue Price times (i) 50% percent prior to the first anniversary of Original Issue Date; (ii) 150% after the second anniversary of the Original Issue Date; and (iii) 100% from the first anniversary to the second anniversary.

1.10 “Price Contingency” shall mean the closing price of the Company’s Common Stock as reported by Nasdaq or other exchange upon which it is traded has exceeded twelve dollars per share (subject to adjustment in the same manner as the Conversion Price as provided in Section 5.4) for forty-five consecutive trading days.

1.11 “Subsidiary” shall mean any corporation of which at least fifty percent (50%) of the outstanding voting stock is at the time owned directly or indirectly by the Company or by one or more of such subsidiary corporations.

1.12 The “Poet Merger” means the merger of Poet Holdings, Inc., a Delaware corporation (“Poet”) with and into Puma Acquisition, Inc., a Delaware corporation and a subsidiary of the Company (“Sub”) pursuant to that certain Agreement and Plan of Merger dated as of September 27, 2003, by and among the Company, Poet and Sub, as such may be amended from time to time.

1.13 “Poet Merger Effective Time” means the time and date upon which the Poet Merger became or becomes effective under the Delaware General Corporation Law.

      2. Dividend Rights.

2.1 Series A Preferred Stock. Subject to the rights of Preferred Stock that may be determined by the Board pursuant to Article III of the Company’s Articles of Incorporation in the future, in each calendar year, the holders of the then outstanding Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board, out of any funds and assets of the Company legally available therefor, noncumulative dividends at the annual Dividend Rate for the Series A Preferred Stock, prior and in preference to the payment of any dividends on the Common Stock in such calendar year (other than a Common Stock Dividend). No dividends (other than a Common Stock Dividend) shall be paid, with respect to the Common Stock during any calendar year unless dividends in the total amount of the annual Dividend Rate for the Series A Preferred Stock shall have first been paid or declared and set apart for payment to the holders of the Series A Preferred Stock during that calendar year; provided, however, that this restriction shall not apply to Permitted Repurchases. Dividends on the Series A Preferred Stock shall not be mandatory or cumulative, and no rights or interest shall accrue to the holders of the Series A Preferred Stock by reason of the fact that the Company shall fail to declare or pay dividends on the Series A Preferred Stock in the amount of the annual Dividend Rate for the Series A Preferred Stock or in any other amount in any calendar year or any fiscal year of the Company, whether or not the earnings of the Company in any calendar year or fiscal year were sufficient to pay such dividends in whole or in part.

2.2 Participation Rights. Unless full dividends of the Series A Preferred Stock for the current calendar year shall have been paid or declared and a sum sufficient for the payment thereof set apart pursuant to subsection 2.1 above, no dividend whatsoever (other than a Common Stock Dividend) shall be paid or declared and no distribution shall be made, on the Common Stock except as set forth in the balance of this subsection 2.2. If, after dividends in the full preferential amount specified in this Section 2 for the Series A Preferred Stock have been paid or declared and set apart in any calendar year of the Company, the Board shall declare additional dividends out of funds legally available therefor in that calendar year, then, subject to the rights of Preferred Stock that may be determined by the Board pursuant to Article III of the Company’s Articles of Incorporation in the future, such additional dividends shall be declared pro rata on the Common Stock and the Series A Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders, where each holder of shares of Series A Preferred Stock is to be treated for this purpose as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series A Preferred Stock held by such holder pursuant to Section 5.

2.3 Non-Cash Dividends. Whenever a dividend provided for in this Section 2 shall be payable in property other than cash, the value of such dividend shall be deemed to be the fair market value of such property as determined in good faith by the Board.

2.4 Payment on Conversion. If the Company shall have declared and unpaid dividends with respect to any Series A Preferred Stock, then immediately prior to, and upon a conversion of any of the Series A Preferred Stock as provided in Section 5, the Company shall, subject to the legal availability of funds and assets therefor, pay in cash to the holder of the shares of Series A Preferred Stock being converted the full amount of any dividends declared and unpaid on such shares. If the Company shall not have legally available funds and assets to make lawful payment of such declared and unpaid dividends, the Company shall, in lieu of making a full cash payment of all such declared and unpaid dividends, make payment thereof in cash to the extent the Company has legally available funds and assets therefor, and shall pay the balance of the declared and unpaid dividends in whole shares of Common Stock, valued at the fair market value as determined in good faith by the Board, plus cash in lieu of any fractional share.

      3. Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the funds and assets of the Company that may be legally distributed to the Company’s shareholders (the “Available Funds and Assets”) shall be distributed to shareholders in the following manner:

3.1 Series A Preferred Stock. Subject to the rights of Preferred Stock that may be determined by the Board pursuant to Article III of the Company’s Articles of Incorporation in the future, the holders of each share of Series A Preferred Stock then outstanding shall be entitled to be paid, out of the Available Funds and Assets, and prior and in preference to any payment or distribution (or any setting apart of any payment or distribution) of any Available Funds and Assets on any shares of Common Stock, an amount per share equal to the Original Issue Price of the Series A Preferred Stock plus all declared but unpaid dividends on the Series A Preferred Stock plus the Premium. If upon any liquidation, dissolution or winding up of the Company, and subject to the rights of Preferred Stock that may be determined by the

Board pursuant to Article III of the Company’s Articles of Incorporation in the future, the Available Funds and Assets shall be insufficient to permit the payment to holders of the Series A Preferred Stock of their full preferential amount described in this subsection, then all of the remaining Available Funds and Assets shall be distributed among the holders of the then outstanding Series A Preferred Stock pro rata, according to the number of outstanding shares of Series A Preferred Stock held by each holder thereof.

3.2 Remaining Assets. If there are any Available Funds and Assets remaining after the payment or distribution (or the setting aside for payment or distribution) to the holders of the Series A Preferred Stock of their full preferential amounts described above in this Section 3, then, subject to the rights of Preferred Stock that may be determined by the Board pursuant to Article III of the Company’s Articles of Incorporation in the future all such remaining Available Funds and Assets shall be distributed among the holders of the then outstanding Common Stock and the Series A Preferred Stock pro rata according to the number of shares of Common Stock held by each holder thereof (where, for this purpose, the holders of the Series A Preferred Stock will be deemed to hold the greatest whole number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock).

3.3 Merger or Sale of Assets. The following shall each be deemed to be a liquidation, dissolution or winding up of the Company as those terms are used in this Section 3: (i) a consolidation or merger of the Company with or into any other corporation or corporations in which the holders of the Company’s outstanding shares immediately before such consolidation or merger do not, immediately after such consolidation or merger, retain stock representing a majority of the voting power of the surviving corporation of such consolidation or merger; or (ii) a sale of all or substantially all of the assets of the Company; provided however, that. notwithstanding the foregoing provisions of this Section 3.3, the Poet Merger shall not be deemed to be a liquidation, dissolution or winding up of the Company as those terms are used in this Section 3.

3.4 Non-Cash Consideration. If any assets of the Company distributed to shareholders in connection with any liquidation, dissolution, or winding up of the Company are other than cash, then the value of such assets shall be their fair market value as determined by the Board, except that any securities to be distributed to shareholders in a liquidation, dissolution, or winding up of the Company shall be valued as follows:

(a) The method of valuation of securities not subject to investment letter or other similar restrictions on free marketability shall be as follows:

(i) if the securities are then traded on a national securities exchange or the Nasdaq National Market (or a similar national quotation system), then the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the 30-day period ending three (3) days prior to the distribution; and

(ii) if there is no active public market, then the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Company.

(b) The method of valuation of securities subject to investment letter or other restrictions on free marketability shall be to make an appropriate discount from the market value determined as above in subparagraphs (a)(i),(ii) or (iii) of this subsection to reflect the approximate fair market value thereof, as determined in good faith by the Board.

      4. Voting Rights.

4.1 Common Stock. Each holder of shares of Common Stock shall be entitled to one (1) vote for each share thereof held.

4.2 Series A Preferred Stock. Each holder of shares of Series A Preferred Stock shall be entitled to the largest whole number of votes equal to one half of the number of shares of Common Stock into which such shares of Series A Preferred Stock could be converted pursuant to the provisions of Section 5 below at the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of shareholders is solicited.

4.3 General. Subject to the foregoing provisions of this Section 4, each holder of Series A Preferred Stock shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled to notice of any shareholders’ meeting in accordance with the bylaws of the Company (as in effect at the time in question) and applicable law, and shall be entitled to vote, together with the holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote, except as may be otherwise provided by applicable law. Except as otherwise expressly provided herein or as required by law, the holders of Series A Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

      5. Conversion Rights. The outstanding shares of Series A Preferred Stock shall be convertible into Common Stock as follows:

5.1 Optional Conversion.

(a) At the option of the holder thereof, each share of Series A Preferred Stock shall be convertible into fully paid and nonassessable shares of Common Stock as provided herein.

(b) Each holder of Series A Preferred Stock who elects to convert the same into shares of Common Stock shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Series A Preferred Stock or Common Stock, and shall give written notice to the Company at such office that such holder elects to convert the same and shall state therein the number of shares of Series A Preferred Stock being converted. Thereupon the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled upon such conversion. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate or certificates representing the shares of Series A Preferred Stock to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

5.2 Automatic Conversion.

(a) Each share of Series A Preferred Stock shall automatically be converted into fully paid and nonassessable shares of Common Stock upon the earliest to occur of: (i) satisfaction of the Price Contingency, (ii) the Company’s receipt of the written consent of the holders of a majority of the then outstanding shares of Series A Preferred Stock, or (iii) immediately after the Poet Merger Effective Time.

(b) Upon the occurrence of any event specified in subparagraph 5.2(a) above, the outstanding shares of Series A Preferred Stock shall be converted into Common Stock automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series A Preferred Stock are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series A Preferred Stock, the holders of Series A Preferred Stock shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Series A Preferred Stock or Common Stock. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series A Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred.

5.3 Conversion Price. Each share of Series A Preferred Stock shall be convertible in accordance with subsection 5.1 or subsection 5.2 above into the number of shares of Common Stock which results from dividing the Original Issue Price for such series of Series A Preferred Stock by the conversion price for such series of Series A Preferred Stock that is in effect at the time of conversion (the “Conversion Price”). The initial Conversion Price for the Series A Preferred Stock shall be the Original Issue Price for the Series A Preferred Stock divided by two; provided however, that effective upon the Poet Merger Effective Time, the Conversion Price shall be $1.42. The Conversion Price shall be subject to adjustment from time to time as provided below. Following each adjustment of the Conversion Price, such adjusted Conversion Price shall remain in effect until a further adjustment of such Conversion Price hereunder.

5.4 Adjustment Upon Common Stock Event. Upon the happening of a Common Stock Event (as hereinafter defined), the Conversion Price of the Series A Preferred Stock shall, simultaneously with the happening of such Common Stock Event, be adjusted by multiplying the Conversion Price of such series of Series A Preferred Stock in effect immediately prior to such Common Stock Event by a fraction, (i) the numerator of which shall be the number of shares of Common Stock issued and outstanding immediately prior to such Common Stock Event, and (ii) the denominator of which shall be the number of shares of Common Stock issued and outstanding immediately after such Common Stock Event, and the product so obtained shall thereafter be the Conversion Price for the Series A Preferred Stock. The Conversion Price for the Series A Preferred Stock shall be readjusted in the same manner upon the happening of each subsequent Common Stock Event. As used herein, the term “Common Stock Event” shall mean (i) the issue by the Company of additional shares of Common Stock as a dividend on outstanding Common Stock, (ii) a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock, or (iii) a combination of the outstanding shares of Common Stock into a smaller number of shares of Common Stock.

5.5 Adjustments for Other Dividends and Distributions. If at any time or from time to time after the Original Issue Date the Company pays a dividend or makes another distribution to the holders of the Common Stock payable in securities of the Company other than shares of Common Stock, then in each such event provision shall be made so that the holders of the Series A Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable upon conversion thereof, the amount of securities of the Company which they would have received had their Series A Preferred Stock been converted into Common Stock on the date of such event (or such record date, as applicable) and had they thereafter, during the period from the date of such event (or such record date, as applicable) to and including the conversion date, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 5 with respect to the rights of the holders of the Series A Preferred Stock or with respect to such other securities by their terms.

5.6 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date the Common Stock issuable upon the conversion of the Series A Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than by a Common Stock Event or a stock dividend, reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 5), then in any such event each holder of Series A Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Series A Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

5.7 Certificate of Adjustment. In each case of an adjustment or readjustment of the Conversion Price for a series of Series A Preferred Stock, the Company, at its expense, shall cause its Chief Financial

Officer to compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall send such certificate by Federal Express or other recognized international courier service to each registered holder of the Series A Preferred Stock at the holder’s address as shown in the Company’s stock record books.

5.8 Fractional Shares. No fractional shares of Common Stock shall be issued upon any conversion of Series A Preferred Stock. In lieu of any fractional share to which the holder would otherwise be entitled, the Company shall pay the holder cash equal to the product of such fraction multiplied by the Common Stock’s fair market value as determined in good faith by the Board as of the date of conversion.

5.9 Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose. If any shares of Common Stock reserved for the purpose of conversion of shares of Series A Preferred Stock require registration, qualification or listing with, or approval of, any governmental authority, stock exchange or other regulatory body under any federal or state law or regulation or otherwise before such shares may be validly issued or delivered upon conversion, the Company will, in good faith, at its own expense and as expeditiously as possible, endeavor to secure such registration, qualification, listing or approval, as the case may be.

5.10 Notices. Any notice required by the provisions of this Section 5 to be given to the holders of shares of the Series A Preferred Stock shall be deemed given upon the earlier of actual receipt or three days after being sent by Federal Express or other recognized international courier service to each holder of record at the address of such holder appearing on the books of the Company.

5.11 No Impairment. The Company shall not avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but shall at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred Stock against impairment.

5.12 Minimum Adjustment. No adjustment to the Conversion Price of a series of Series A Preferred Stock shall be made in an amount less than Three-Tenths of One Cent ($0.003) per share (subject to appropriate adjustment for stock splits and stock dividends) and provided that at such time as events causing adjustments accumulating One Cent ($0.01) or more have occurred adjustment to the Conversion Price of each series of Series A Preferred Stock shall be made.

      6. Restrictions and Limitations

So long as any shares of Series A Preferred Stock remain outstanding, the Company shall not, without the consent of the holders of a majority of the Series A Preferred Stock then outstanding, voting as a separate class:

(i) amend or change the rights, preferences, privileges or the restrictions of the Series A Preferred Stock;

(ii) create any class of stock having rights, preferences or privileges superior to the Series A Preferred Stock or increase the rights preferences or privileges or the number of authorized shares of any class having rights, preferences or privileges superior to or on a parity with the Series A Preferred Stock;

(iii) reclassify any outstanding shares of securities of the Company into shares having rights, preferences or privileges senior to the preferences of the Series A Preferred Stock;

(iv) merge or consolidate with or into one or more other corporations in which the shareholders of the Company after such merger or consolidation hold stock representing less than a majority of the voting power of the outstanding stock of the surviving corporation; or

(v) sell all or substantially all of the Company’s assets in a single transaction or series of related transactions.

      7. No Reissuance of Preferred Stock. No share or shares of Series A Preferred Stock acquired by the Company by reason of purchase, conversion or otherwise shall be reissued, and all such shares shall be canceled, retired and eliminated from the shares which the Company shall be authorized to issue.

      8. Reservation. The Board reserves all rights under Article III of the Company’s Articles of Incorporation to from time to time to determine or alter the rights, preferences, privileges, and restrictions granted to, or imposed upon, any wholly unissued series of Preferred Stock, to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock, and to reduce the number of shares issuable under any series of Preferred Stock to a number not less than the number of shares previously issued under such series.”

ANNEX C

VOTING AGREEMENT

      THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of                     , 2003 (the “Agreement Date”) by and among POET HOLDINGS, INC., a Delaware corporation (“Poet”), the undersigned shareholder (“Shareholder”) of VERSANT CORPORATION, a California corporation (“Versant”) and, solely for purposes of Sections 8 and 9 of this Agreement, Versant.

RECITALS

      A. Versant, Poet and Puma Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Versant (“Merger Sub”), are entering into an Agreement and Plan of Merger dated as of the Agreement Date, as such may be hereafter amended from time to time (the “Plan”). The Plan provides (subject to the conditions set forth therein) for the statutory merger of Merger Sub with and into Poet (the “Merger”) with Poet to survive the Merger and to become a wholly-owned subsidiary of Versant as a result of the Merger. Upon the effectiveness of the Merger, the outstanding shares of Poet’s Common Stock will be converted into shares of the Common Stock of Versant and outstanding options and warrants to purchase shares of Poet’s Common Stock will be converted into options and warrants to purchase shares of Versant’s Common Stock, respectively, all as more particularly set forth in the Plan. Capitalized terms used but not otherwise defined in this Agreement will have the same meanings ascribed to such terms in the Plan.

      B. As of the Agreement Date, Shareholder owns in the aggregate (including shares held both beneficially and of record and other shares held either beneficially or of record) the number of shares of Versant’s Common Stock set forth below Shareholder’s name on the signature page of this Agreement (all such shares, together with any shares of Versant’s Common Stock or any other shares of the capital stock of Versant that may hereafter be acquired (beneficially or of record) by Shareholder, being collectively referred to herein as the “Subject Shares”). If, between the Agreement Date and the Expiration Date (as defined herein), the outstanding shares of Versant’s Common Stock are changed into a different number or class of shares by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction or event, then the shares constituting the Subject Shares shall be appropriately adjusted, and shall include any shares or other securities of Versant issued on, or with respect to, the Subject Shares in any such transaction or event.

      C. As a condition to the willingness of Poet to enter into the Plan, Poet has required that Shareholder enter into this Agreement, and in order to induce Poet to enter into the Plan, Shareholder is willing to enter into this Agreement.

      NOW, THEREFORE, the parties to this Agreement, intending to be legally bound by this Agreement, hereby agree as follows:

      1. Restriction on Transfer of Subject Shares

1.1 No Disposition or Encumbrance of Subject Shares.

(a) Except as may be expressly provided for in the Plan in connection with the Merger, notwithstanding any other provision of this Agreement to the contrary, Shareholder will not sell, transfer, exchange, pledge, encumber, hypothecate, distribute or otherwise dispose of any of the Subject Shares or any rights, options or warrants to purchase any of the Subject Shares (or make any offer or enter into any agreement to do so); provided however, that Shareholder’s obligations under this Section 1.1(a) shall expire and terminate immediately after the Expiration Date (as defined below).

(b) As used in this Agreement, the term “Expiration Date” shall mean the earlier of (i) the date upon which the Plan is validly terminated in accordance with its terms or (ii) the Effective Time of the Merger.

1.2 Transfer of Voting Rights. Shareholder covenants and agrees that, prior to the Expiration Date, Shareholder will not enter into any voting agreement regarding any of the Subject Shares (other than this Agreement) and will not deposit any of the Subject Shares into a voting trust or grant a proxy or enter into an agreement of any kind with respect to any of the Subject Shares, except for the Proxy called for by Section 2.2 of this Agreement. Shareholder represents and warrants that the Subject Shares are not subject to any voting agreement, voting trust, other voting arrangement, proxy or understanding except as provided in this Agreement.

      2. Voting of Subject Shares

2.1 Agreement. Shareholder hereby agrees that, prior to the Expiration Date, at any meeting of the shareholders of Versant, however called, and in any action taken by the written consent of shareholders of Versant without a meeting, unless otherwise directed in writing by Poet, Shareholder shall vote the Subject Shares:

(a) in favor of the Merger and the Plan, the execution and delivery by Versant of the Plan, the adoption and approval of the terms of the Merger and the Plan, and any other agreements, transactions and actions contemplated by the Plan or required in furtherance of the Merger and the Plan (including but not limited to the Articles Amendment, as that term is defined in the Plan);

(b) in favor of the waiver (by amendment of any such agreement or otherwise), effective as of immediately prior to the effectiveness of the Merger, of any rights of first refusal, rights of first offer, rights of notice, rights of co-sale, tag-along rights, information rights, registration rights, preemptive rights, rights of redemption or repurchase, or similar rights of Shareholder under any agreement, arrangement or understanding applicable to the Subject Shares, to the extent that the same may apply to the Merger or any other actions or transactions contemplated by the Plan; and

(c) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Versant in the Plan or that would preclude fulfillment of a condition precedent under the Plan to Poet’s or Versant’s or Merger Sub’s obligation to consummate the Merger or that would be in favor of, or would support or encourage, any Acquisition Proposal (as defined in the Plan) involving Versant.

Prior to the Expiration Date, Shareholder shall not enter into any agreement, voting trust, other voting arrangement, proxy or understanding with any person or entity to vote or give instructions in any manner inconsistent with clause (a), (b) or (c) of this Section 2.1.

2.2 Proxy. Contemporaneously with the execution of this Agreement, Shareholder shall deliver to Poet a proxy with respect to the Subject Shares in the form attached hereto as Exhibit 1, which proxy shall be irrevocable to the fullest extent permitted by law (the “Proxy”).

      3. Appraisal Rights. Shareholder hereby agrees not to exercise any rights of appraisal and any dissenters’ rights that Shareholder may have (whether under the California General Corporation Law, any other applicable law or otherwise) or that Shareholder could potentially have or acquire in connection with the Merger.

      4. No Solicitation or Encouragement. Shareholder covenants and agrees that, during the period commencing on the date of this Agreement and ending on the Expiration Date, Shareholder shall not, directly or indirectly, solicit, facilitate or encourage any offer from any person or entity concerning the possible disposition of all or any portion of Versant’s business assets or capital stock by merger, consolidation, sale of stock, sale of assets or any other means, or any Acquisition Proposal in contravention of the Plan; provided, that if Shareholder is a member of the Board of Directors of Versant, then this Section shall not prevent Shareholder from taking any act, or omitting to take any act, in Shareholder’s capacity as a member of Versant’s Board of Directors or obligate Shareholder to take any action, or to omit from taking any action, in Shareholder’s capacity as a member of Versant’s Board of Directors.

      5. Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to Poet as follows:

5.1 Due Organization, Authorization, etc. Shareholder has all requisite power, authority and capacity to execute and deliver this Agreement and to perform all Shareholder’s obligations hereunder. This Agreement has been duly executed and delivered by Shareholder and (assuming due execution and delivery by Poet) constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

5.2 No Conflicts, Required Filings and Consents.

(a) The execution and delivery of this Agreement by Shareholder do not, and the performance of this Agreement by Shareholder will not: (i) conflict with or violate any order, decree or judgment applicable to Shareholder or by which Shareholder or any of Shareholder’s properties or any of the Subject Shares is bound or affected; or (ii) result in any breach of or constitute a default (with or without notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any lien, restriction, adverse claim, encumbrance or security interest in or to any of the Subject Shares pursuant to, any written, oral or other agreement, contract or legally binding commitment to which Shareholder is a party or by which Shareholder or any of Shareholder’s properties (including but not limited to any or all of the Subject Shares) is bound or affected.

(b) The execution and delivery of this Agreement by Shareholder do not, and the performance of this Agreement by Shareholder will not, require any consent or approval of any third party under any written, oral or other agreement, contract or legally binding commitment.

5.3 Title to Subject Shares. As of the Agreement Date, Shareholder owns, of record and beneficially, the Subject Shares set forth under Shareholder’s name on the signature page hereof and does not directly or indirectly own, either beneficially or of record, any shares of capital stock of Versant other than the Subject Shares set forth below Shareholder’s name on the signature page hereof.

5.4 Accuracy of Representations. The representations and warranties of Shareholder contained in this Agreement are accurate in all respects as of the Agreement Date, will be accurate in all respects at all times through the Expiration Date and will be accurate in all respects as of the date of the consummation of the Merger as if made on that date.

      6. Covenants of Shareholder. From time to time and without additional consideration, Shareholder will execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, proxies, consents and other instruments, and perform such further acts, as Poet may reasonably request for the purpose of effectively carrying out and furthering the purposes and intent of this Agreement and the Proxy.

      7. Legending of Subject Shares. If so requested by Poet, Shareholder hereby agrees that the Subject Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy.

      8. Agreements of Versant. Versant acknowledges its awareness of the provisions of this Agreement and will (a) recognize, honor and respect, and will not contest, the voting by Poet of the Subject Shares through the use of the Proxy in accordance with its terms at any meeting of Shareholders of Versant or pursuant to any action taken by written consent without a meeting of the shareholders of Versant; and (b) will not recognize any voting of any of the Subject Shares by Shareholder in violation of this Agreement.

      9. Miscellaneous.

9.1 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

9.2 Governing Law. The internal laws of the State of California (irrespective of its choice of law principles) will govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto.

9.3 Assignment, Binding Effect. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of any other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of Shareholder’s heirs, successors and assigns.

9.4 No Third Party Beneficiary. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person or entity other than the parties hereto or their respective heirs, successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.5 Severability. If any provision of this Agreement, or the application thereof, will for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.

9.6 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

9.7 Amendment; Waiver. This Agreement may be amended by the written agreement of the parties hereto. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement will be effective unless such waiver is set forth in a writing signed by such party. No waiver by any party of any such condition or breach, in any one instance, will be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained herein.

9.8 Notices. Any and all notices required or permitted to be given to a party pursuant to the provisions of this Agreement will be in writing and will be effective and deemed to provide such party sufficient notice under this Agreement on the earliest of the following: (i) at the time of personal delivery, if delivery is made in person; (ii) one (1) business day after deposit with an express overnight courier for United States deliveries, or three (3) business days after such deposit for deliveries outside of the United States, with proof of delivery from the courier requested; or (iii) three (3) business days after deposit in the United States mail by certified mail (return receipt requested) for United States deliveries. All notices for delivery outside the United States will be sent by express courier. All notices not delivered personally will be sent with postage and/or other charges prepaid and properly addressed to the party to be notified at the address as follows, or at such other address as such other party may designate by one of the indicated means of notice herein to the other parties hereto as follows: (a) if to Versant, marked Attn: Chief Executive Officer, at 6539 Dumbarton Circle, Fremont, CA 94555, (b) if to Poet, marked Attn: Chief Executive Officer, at Kattjahren 4-8, 22359 Hamburg, Germany, and (c) if to Shareholder, at the address specified on the signature page to this Agreement.

9.9 Entire Agreement. This Agreement and any documents delivered by the parties in connection herewith constitute the entire agreement and understanding between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect to such subject matter. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by both parties hereto. The parties hereto waive trial by jury in any action at law or suit in equity based upon, or arising out of, this Agreement or the subject matter hereof.

9.10 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that, in addition to any other remedy to which Poet is entitled at law or in equity, Poet shall be entitled to the remedies of injunctive relief and specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any California or Delaware court or in any other court of competent jurisdiction.

9.11 Other Agreements. Nothing in this Agreement shall limit any of the rights or remedies of Versant or any of the obligations of Shareholder under any other agreement.

9.12 Construction. This Agreement has been negotiated by the respective parties hereto and their attorneys and the language hereof will not be construed for or against any party. Unless otherwise indicated herein, all references in this Agreement to “Sections” refer to sections of this Agreement. The titles and headings herein are for reference purposes only and will not in any manner limit the construction of this Agreement, which will be considered as a whole.

[The remainder of this page has intentionally been left blank]

      IN WITNESS WHEREOF, the undersigned have each executed and delivered this Voting Agreement as of the Agreement Date first written above.

POET HOLDINGS, INC.

By:

Name:

Title:

SHAREHOLDER

Print Name of Shareholder (exact legal name)

Signature of Shareholder or Authorized Signatory

Name and Title of Authorized Signatory (if applicable)

Address:

Number of Shares of Versant’s Common Stock owned by Shareholder as of the Agreement Date.

Solely for Purposes of Sections 8 and 9 of this Agreement:

VERSANT CORPORATION

By:

Name:

Title:

[Signature Page to Voting Agreement]

EXHIBIT 1 TO VOTING AGREEMENT

IRREVOCABLE PROXY

      The undersigned Shareholder of VERSANT CORPORATION, a California corporation (“Versant”), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes Jochen Witte, Herbert May and/or POET HOLDINGS, INC., a Delaware corporation (“Poet”), and each of them, the attorneys and proxies of the undersigned (the “Appointed Proxy Holders”), with full power of substitution, to the fullest extent of the undersigned’s rights with respect to (i) all of the shares of capital stock of Versant owned by the undersigned (beneficially or of record) as of the date of this Proxy, which shares are specified on the final page of this Proxy and (ii) any and all other shares of capital stock of Versant which the undersigned may acquire record and/or beneficial ownership of after the date hereof. (The shares of the capital stock of Poet referred to in clauses (i) and (ii) of the immediately preceding sentence are collectively referred to as the “Shares.”) Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked, and no subsequent proxies will be given with respect to any of the Shares, except for proxies that are consistent with this Proxy.

      This Proxy is irrevocable, is coupled with an interest, is given to secure the performance of a duty and is granted in connection with that certain Voting Agreement, dated as of the date hereof, between Poet and the undersigned (the “Voting Agreement”), and is granted in consideration of Poet entering into the Agreement and Plan of Merger dated as of                     , 2003 (the “Plan”), entered into by and among Versant, Poet and Puma Acquisition, Inc., a Delaware corporation that is a wholly-owned subsidiary of Versant (“Merger Sub”). Capitalized terms used but not otherwise defined in this Proxy have the meanings ascribed to such terms in the Plan.

      The attorneys and proxies named above will be empowered, and may exercise this Proxy, to vote the Shares at any time until the Expiration Date (as defined in the Voting Agreement) at any meeting of the shareholders of Versant, however called, or in any action by written consent of shareholders of Versant:

(a) in favor of the Merger and the Plan, the execution and delivery by Versant of the Plan, the adoption and approval of the terms of the Merger and the Plan, and any other agreements, transactions and actions contemplated by the Plan or required in furtherance of the Merger and the Plan (including but not limited to the Articles Amendment, as that term is defined in the Plan);

(b) in favor of the waiver (by amendment of any such agreement or otherwise), effective as of immediately prior to the effectiveness of the Merger, of any rights of first refusal, rights of first offer, rights of notice, rights of co-sale, tag-along rights, information rights, registration rights, preemptive rights, rights of redemption or repurchase, or similar rights of Shareholder under any agreement, arrangement or understanding applicable to the Subject Shares, to the extent that the same may apply to the Merger or any other actions or transactions contemplated by the Plan; and

(c) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Versant in the Plan or that would preclude fulfillment of a condition precedent under the Plan to Poet’s or Versant’s or Merger Sub’s obligation to consummate the Merger or that would be in favor of, or would support or encourage, any Acquisition Proposal (as defined in the Plan) involving Versant.

      The undersigned Shareholder may vote the Shares on all other matters.

      Prior to the Expiration Date (as such term is defined in the Voting Agreement), at any meeting of the shareholders of Versant, however called, and in any action by written consent of shareholders of Versant without a meeting, the Appointed Proxy Holders named above (and any of them) may, in their sole discretion, elect to abstain from voting on any matter covered by the foregoing subparagraphs (a), (b) and (c) above, provided that the undersigned Shareholder is allowed to vote the Shares in accordance with the terms of the Voting Agreement; and provided further, that nothing herein (including without limitation the granting of this Proxy or any abstention by the Appointed Proxy Holders named above from voting this Proxy) shall release the undersigned Shareholder from the obligations that such undersigned Shareholder has to vote the Shares in accordance with the terms and conditions of the Voting Agreement.

      This Proxy shall be binding upon the heirs, successors and assigns of the undersigned (including any transferee of any of the Shares) and any obligation of the undersigned hereunder shall be binding upon the heirs, successors and assigns of the undersigned (including any transferee of any of the Shares).

      This Proxy shall terminate upon the Expiration Date.

Dated: _______________________________________, 2003

Print Name of Shareholder (exact legal name)

Signature of Shareholder or Authorized Signatory

Name and Title of Authorized Signatory (if applicable)

Number of Shares of Versant’s Common Stock owned by Shareholder as of the Agreement Date.

[Signature Page to Irrevocable Proxy]

ANNEX D

VOTING AGREEMENT

      THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of September 27, 2003 (the “Agreement Date”) by and among VERSANT CORPORATION, a California corporation (“Versant”), the undersigned stockholder (“Stockholder”)of POET HOLDINGS, INC., a Delaware corporation (“Poet”) and, solely for purposes of Sections 8 and 9 of this Agreement, Poet.

RECITALS

      A. Versant, Poet and Poet Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Versant (“Merger Sub”), are entering into an Agreement and Plan of Merger dated as of the Agreement Date, as such may be hereafter amended from time to time (the “Plan”). The Plan provides (subject to the conditions set forth therein) for the statutory merger of Merger Sub with and into Poet (the “Merger”) with Poet to survive the Merger and to become a wholly-owned subsidiary of Versant as a result of the Merger. Upon the effectiveness of the Merger, the outstanding shares of Poet’s Common Stock will be converted into shares of the Common Stock of Versant and outstanding options and warrants to purchase shares of Poet’s Common Stock will be converted into options and warrants to purchase shares of Versant’s Common Stock, respectively, all as more particularly set forth in the Plan. Capitalized terms used but not otherwise defined in this Agreement will have the same meanings ascribed to such terms in the Plan.

      B. As of the Agreement Date, Stockholder owns in the aggregate (including shares held both beneficially and of record and other shares held either beneficially or of record) the number of shares of Poet’s Common Stock set forth below Stockholder’s name on the signature page of this Agreement (all such shares, together with any shares of Poet’s Common Stock or any other shares of the capital stock of Poet that may hereafter be acquired (beneficiary or of record) by Stockholder, being collectively referred to herein as the “Subject Shares”). If, between the Agreement Date and the Expiration Date (as defined herein), the outstanding shares of Poet’s Common Stock are changed into a different number or class of shares by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction or event, then the shares constituting the Subject Shares shall be appropriately adjusted, and shall include any shares or other securities of Poet issued on, or with respect to, the Subject Shares in any such transaction or event.

      C. As a condition to the willingness of Versant to enter into the Plan, Versant has required that Stockholder enter into this Agreement, and in order to induce Versant to enter into the Plan, Stockholder is willing to enter into this Agreement.

      NOW, THEREFORE, the parties to this Agreement, intending to be legally bound by this Agreement, hereby agree as follows:

      1. Restriction on Transfer of Subject Shares

1.1 No Disposition or Encumbrance of Subject Shares.

(a) Except as may be expressly provided for in the Plan in connection with the Merger, notwithstanding any other provision of this Agreement to the contrary, Stockholder will not sell, transfer, exchange, pledge, encumber, hypothecate, distribute or otherwise dispose of any of the Subject Shares or any rights, options or warrants to purchase any of the Subject Shares (or make any offer or enter into any agreement to do so); provided however, that Stockholder’s obligations under this Section 1.1(a) shall expire and terminate immediately after the Expiration Date (as defined below).

(b) As used in this Agreement, the term “Expiration Date” shall mean the earlier of (i) the date upon which the Plan is validly terminated in accordance with its terms or (ii) the Effective Time of the Merger.

1.2 Transfer of Voting Rights. Stockholder covenants and agrees that, prior to the Expiration Date, Stockholder will not enter into any voting agreement regarding any of the Subject Shares (other than this Agreement) and will not deposit any of the Subject Shares into a voting trust or grant a proxy or enter into an agreement of any kind with respect to any of the Subject Shares, except for the Proxy called for by Section 2.2 of this Agreement. Stockholder represents and warrants that the Subject Shares are not subject to any voting agreement, voting trust, other voting arrangement, proxy or understanding except as provided in this Agreement.

      2. Voting of Subject Shares

2.1 Agreement. Stockholder hereby agrees that, prior to the Expiration Date, at any meeting of the stockholders of Poet, however called, and in any action taken by the written consent of stockholders of Poet without a meeting, unless otherwise directed in writing by Versant, Stockholder shall vote the Subject Shares:

(a) in favor of the Merger and the Plan, the execution and delivery by Poet of the Plan, the adoption and approval of the terms of the Merger and the Plan, and any other agreements, transactions and actions contemplated by the Plan or required in furtherance of the Merger and the Plan;

(b) in favor of the waiver (by amendment of any such agreement or otherwise), effective as of immediately prior to the effectiveness of the Merger, of any rights of first refusal, rights of first offer, rights of notice, rights of co-sale, tag-along rights, information rights, registration rights, preemptive rights, rights of redemption or repurchase, or similar rights of Stockholder under any agreement, arrangement or understanding applicable to the Subject Shares, to the extent that the same may apply to the Merger or any other actions or transactions contemplated by the Plan; and

(c) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Poet in the Plan or that would preclude fulfillment of a condition precedent under the Plan to Poet’s or Versant’s or Merger Sub’s obligation to consummate the Merger or that would be in favor of, or would support or encourage, any Acquisition Proposal (as defined in the Plan) involving Poet.

Prior to the Expiration Date, Stockholder shall not enter into any agreement, voting trust, other voting arrangement, proxy or understanding with any person or entity to vote or give instructions in any manner inconsistent with clause (a), (b) or (c) of this Section 2.1.

2.2 Proxy. Contemporaneously with the execution of this Agreement, Stockholder shall deliver to Versant a proxy with respect to the Subject Shares in the form attached hereto as Exhibit 1, which proxy shall be irrevocable to the fullest extent permitted by law (the “Proxy”).

      3. Appraisal Rights. Stockholder hereby agrees not to exercise any rights of appraisal and any dissenters’ rights that Stockholder may have (whether under the Delaware General Corporation Law, any other applicable law or otherwise) or that Stockholder could potentially have or acquire in connection with the Merger.

      4. No Solicitation or Encouragement. Stockholder covenants and agrees that, during the period commencing on the date of this Agreement and ending on the Expiration Date, Stockholder shall not, directly or indirectly, solicit, facilitate or encourage any offer from any person or entity concerning the possible disposition of all or any portion of Poet’s business assets or capital stock by merger, consolidation, sale of stock, sale of assets or any other means, or any Acquisition Proposal in contravention of the Plan; provided, that if Stockholder is a member of the Board of Directors of Poet, then this Section shall not prevent Stockholder from taking any act, or omitting to take any act, in Stockholder’s capacity as a member of Poet’s Board of Directors or obligate Stockholder to take any action, or to omit from taking any action, in Stockholder’s capacity as a member of Poet’s Board of Directors.

      5. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Versant as follows:

5.1 Due Organization, Authorization, etc. Stockholder has all requisite power, authority and capacity to execute and deliver this Agreement and to perform all Stockholder’s obligations hereunder. This Agreement has been duly executed and delivered by Stockholder and (assuming due execution and delivery by Versant) constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms.

5.2 No Conflicts, Required Filings and Consents.

(a) The execution and delivery of this Agreement by Stockholder do not, and the performance of this Agreement by Stockholder will not: (i) conflict with or violate any order, decree or judgment applicable to Stockholder or by which Stockholder or any of Stockholder’s properties or any of the Subject Shares is bound or affected; or (ii) result in any breach of or constitute a default (with or without notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any lien, restriction, adverse claim, encumbrance or security interest in or to any of the Subject Shares pursuant to, any written, oral or other agreement, contract or legally binding commitment to which Stockholder is a party or by which Stockholder or any of Stockholder’s properties (including but not limited to any or all of the Subject Shares) is bound or affected.

(b) The execution and delivery of this Agreement by Stockholder do not, and the performance of this Agreement by Stockholder will not, require any consent or approval of any third party under any written, oral or other agreement, contract or legally binding commitment.

5.3 Title to Subject Shares. As of the Agreement Date, Stockholder owns, of record and beneficially, the Subject Shares set forth under Stockholder’s name on the signature page hereof and does not directly or indirectly own, either beneficially or of record, any shares of capital stock of Poet other than the Subject Shares set forth below Stockholder’s name on the signature page hereof.

5.4 Accuracy of Representations. The representations and warranties of Stockholder contained in this Agreement are accurate in all respects as of the Agreement Date, will be accurate in all respects at all times through the Expiration Date and will be accurate in all respects as of the date of the consummation of the Merger as if made on that date.

      6. Covenants of Stockholder. From time to time and without additional consideration, Stockholder will execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, proxies, consents and other instruments, and perform such further acts, as Versant may reasonably request for the purpose of effectively carrying out and furthering the purposes and intent of this Agreement and the Proxy.

      7. Legending of Subject Shares. If so requested by Versant, Stockholder hereby agrees that the Subject Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy.

      8. Agreements of Poet. Poet acknowledges its awareness of the provisions of this Agreement and will (a) recognize, honor and respect, and will not contest, the voting by Versant of the Subject Shares through the use of the Proxy in accordance with its terms at any meeting of Stockholders of Poet or pursuant to any action taken by written consent without a meeting of the stockholders of Poet; and (b) will not recognize any voting of any of the Subject Shares by Stockholder in violation of this Agreement.

      9. Miscellaneous.

9.1 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

9.2 Governing Law. The internal laws of the State of Delaware (irrespective of its choice of law principles) will govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto.

9.3 Assignment, Binding Effect. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of any other party (except that Poet’s consent to any assignment of this Agreement shall not be required). Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of (i) Stockholder’s heirs, successors and assigns and (ii) Versant’s successors and assigns.

9.4 No Third Party Beneficiary. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person or entity other than the parties hereto or their respective heirs, successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.5 Severability. If any provision of this Agreement, or the application thereof, will for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.

9.6 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

9.7 Amendment; Waiver. This Agreement may be amended by the written agreement of the parties hereto. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement will be effective unless such waiver is set forth in a writing signed by such party. No waiver by any party of any such condition or breach, in any one instance, will be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained herein.

9.8 Notices. Any and all notices required or permitted to be given to a party pursuant to the provisions of this Agreement will be in writing and will be effective and deemed to provide such party sufficient notice under this Agreement on the earliest of the following: (i) at the time of personal delivery, if delivery is made in person; (ii) one (1) business day after deposit with an express overnight courier for United States deliveries, or three (3) business days after such deposit for deliveries outside of the United States, with proof of delivery from the courier requested; or (iii) three (3) business days after deposit in the United States mail by certified mail (return receipt requested) for United States deliveries. All notices for delivery outside the United States will be sent by express courier. All notices not delivered personally will be sent with postage and/or other charges prepaid and properly addressed to the party to be notified at the address as follows, or at such other address as such other party may designate by one of the indicated means of notice herein to the other parties hereto as follows: (a) if to Versant, marked Attn: Chief Executive Officer, at 6539 Dumbarton Circle, Fremont, CA 94555, (b) if to Poet, marked Attn: Chief Executive Officer, at Kattjahren 4-8, 22359 Hamburg, Germany, and (c) if to Stockholder, at the address specified on the signature page to this Agreement.

9.9 Entire Agreement. This Agreement and any documents delivered by the parties in connection herewith constitute the entire agreement and understanding between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect to such subject matter. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by both parties hereto. The parties hereto waive trial by jury in any action at law or suit in equity based upon, or arising out of, this Agreement or the subject matter hereof.

9.10 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that, in addition to any other remedy to which Versant is entitled at law or in equity, Versant shall be entitled to the remedies of injunctive relief and specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any California or Delaware court or in any other court of competent jurisdiction.

9.11 Other Agreements. Nothing in this Agreement shall limit any of the rights or remedies of Versant or any of the obligations of Stockholder under any other agreement.

9.12 Construction. This Agreement has been negotiated by the respective parties hereto and their attorneys and the language hereof will not be construed for or against any party. Unless otherwise indicated herein, all references in this Agreement to “Sections” refer to sections of this Agreement. The titles and headings herein are for reference purposes only and will not in any manner limit the construction of this Agreement, which will be considered as a whole.

[The remainder of this page has intentionally been left blank]

      IN WITNESS WHEREOF, the undersigned have each executed and delivered this Voting Agreement as of the Agreement Date first written above.

VERSANT CORPORATION

By:

Name:

Title:

STOCKHOLDER

Print Name of Stockholder (exact legal name)

Signature of Stockholder or Authorized Signatory

Name and Title of Authorized Signatory (if applicable)

Address:

Number of Shares of Poet’s Common Stock owned by Stockholder as of the Agreement Date.

Solely for Purposes of Section 8 and 9 of this Agreement:

POET HOLDINGS, INC.

By:

Name:

Title:

[Signature Page to Voting Agreement]

EXHIBIT 1 TO VOTING AGREEMENT

IRREVOCABLE PROXY

      The undersigned Stockholder of POET HOLDINGS, INC., a Delaware corporation (“Poet”), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes NICK ORDON, LEE MCGRATH and/or VERSANT CORPORATION, a California corporation (“Versant”), and each of them, the attorneys and proxies of the undersigned (the “Appointed Proxy Holders”), with full power of substitution, to the fullest extent of the undersigned’s rights with respect to (i) all of the shares of capital stock of Poet owned by the undersigned (beneficially or of record) as of the date of this Proxy, which shares are specified on the final page of this Proxy and (ii) any and all other shares of capital stock of Poet which the undersigned may acquire record and/or beneficial ownership of after the date hereof. (The shares of the capital stock of Poet referred to in clauses (i) and (ii) of the immediately preceding sentence are collectively referred to as the “Shares.”) Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked, and no subsequent proxies will be given with respect to any of the Shares, except for proxies that are consistent with this Proxy.

      This Proxy is irrevocable, is coupled with an interest, is given to secure the performance of a duty and is granted in connection with that certain Voting Agreement, dated as of the date hereof, between Versant and the undersigned (the “Voting Agreement”), and is granted in consideration of Versant entering into the Agreement and Plan of Merger dated as of September      , 2003 (the “Plan”), entered into by and among Versant, Poet and Poet Acquisition, Inc., a Delaware corporation that is a wholly-owned subsidiary of Versant (“Merger Sub”). Capitalized terms used but not otherwise defined in this Proxy have the meanings ascribed to such terms in the Plan.

      The attorneys and proxies named above will be empowered, and may exercise this Proxy, to vote the Shares at any time until the Expiration Date (as defined in the Voting Agreement) at any meeting of the stockholders of Poet, however called, or in any action by written consent of stockholders of Poet:

(a) in favor of the Merger and the Plan, the execution and delivery by Poet of the Plan, the adoption and approval of the terms of the Merger and the Plan, and any other agreements, transactions and actions contemplated by the Plan or required in furtherance of the Merger and the Plan;

(b) in favor of the waiver (by amendment of any such agreement or otherwise), effective as of immediately prior to the effectiveness of the Merger, of any rights of first refusal, rights of first offer, rights of notice, rights of co-sale, tag-along rights, information rights, registration rights, preemptive rights, rights of redemption or repurchase, or similar rights of Stockholder under any agreement, arrangement or understanding applicable to the Subject Shares, to the extent that the same may apply to the Merger or any other actions or transactions contemplated by the Plan; and

(c) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Poet in the Plan or that would preclude fulfillment of a condition precedent under the Plan to Poet’s or Versant’s or Merger Sub’s obligation to consummate the Merger or that would be in favor of, or would support or encourage, any Acquisition Proposal (as defined in the Plan) involving Poet.

      The undersigned Stockholder may vote the Shares on all other matters.

      Prior to the Expiration Date (as such term is defined in the Voting Agreement), at any meeting of the stockholders of Poet, however called, and in any action by written consent of stockholders of Poet without a meeting, the Appointed Proxy Holders named above (and any of them) may, in their sole discretion, elect to abstain from voting on any matter covered by the foregoing subparagraphs (a), (b) and (c) above, provided that the undersigned Stockholder is allowed to vote the Shares in accordance with the terms of the Voting Agreement; and provided further, that nothing herein (including without limitation the granting of this Proxy or any abstention by the Appointed Proxy Holders named above from voting this Proxy) shall release the undersigned Stockholder from the obligations that such undersigned Stockholder has to vote the Shares in accordance with the terms and conditions of the Voting Agreement.

      This Proxy shall be binding upon the heirs, successors and assigns of the undersigned (including any transferee of any of the Shares) and any obligation of the undersigned hereunder shall be binding upon the heirs, successors and assigns of the undersigned (including any transferee of any of the Shares).

      This Proxy shall terminate upon the Expiration Date.

Dated: September , 2003

Print Name of Stockholder (exact legal name)

Signature of Stockholder or Authorized Signatory

Name and Title of Authorized Signatory (if applicable)

Number of Shares of Poet’s Common Stock owned by
Stockholder as of the Agreement Date.

[Signature Page to Irrevocable Proxy]

ANNEX E

September 27, 2003

PERSONAL & CONFIDENTIAL

Board of Directors

Versant Corporation
6539 Dumbarton Circle
Fremont, CA 94555

Members of the Board:

      You have requested our opinion as to the fairness, from a financial point of view, to Versant Corporation (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of Puma Acquisition, Inc., a wholly owned subsidiary of the Company (“Merger Sub”), with and into Poet Holdings, Inc. (“Poet”) pursuant to the Agreement and Plan of Merger to be entered into by and among the Company, Merger Sub and Poet (the “Agreement”). Pursuant to the Agreement, each outstanding share of common stock, par value $0.001 per share, of Poet (the “Poet Common Stock”), will be converted into the right to receive 1.4000 shares (the “Exchange Ratio”) of common stock, no par value per share, of the Company (the “Company Common Stock”), plus cash in respect of any fractional shares. In connection with the Merger, all outstanding shares of Series A preferred stock, no par value per share, of the Company will be converted into 3,941,230 shares of Company Common Stock on or before the effective time of the Merger (the “Series A Conversion”).

      In connection with this opinion, Seven Hills, among other things:

a. reviewed certain publicly available financial statements and other information of the Company and Poet, respectively;

b. reviewed certain internal financial statements and other financial and operating data concerning the Company and Poet, prepared by the managements of the Company and Poet, respectively;

c. reviewed certain financial projections prepared by the managements of the Company and Poet;

d. reviewed certain projections of the anticipated financial benefits and synergies of the Merger including, cost savings, and costs anticipated prior to and resulting from the Merger prepared by the management of the Company and Poet;

e. reviewed the pro forma impact of the Merger on certain financial and operating metrics, including the impact on cash balances, for the combined company;

f. discussed the past and current operations and financial condition and the prospects of the Company and Poet, including financial projections prepared by the managements of the Company and Poet and information relating to certain strategic, financial and operational benefits anticipated from the Merger and the Series A Conversion, with senior executives of the Company and Poet;

g. reviewed and compared the reported prices and trading activity for the Company Common Stock and Poet Common Stock;

h. reviewed and compared certain financial and stock market information for the Company and Poet with similar information for certain other companies the securities of which are publicly traded;

i. reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions;

j. reviewed and discussed with the senior managements of the Company and Poet their strategic and financial rationales for the Merger;

k. participated in discussions and negotiations among representatives of the Company, Poet and their advisors;

l. reviewed the draft dated September 20, 2003, of the Merger Agreement and certain related documents; and

m. reviewed such other financial studies and analyses and took into account such other matters as Seven Hills deemed necessary, including its assessment of general economic, market and monetary conditions.

      We have relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion, and we have not undertaken any independent verification of such information. We have relied upon the assurances of management of the Company that it is not aware of any facts that would make such information inaccurate or misleading. With respect to projections and information relating to the strategic, financial and operational costs and benefits anticipated prior to and resulting from the Merger and the Series A Conversion, we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and Poet, in each case on a standalone and combined basis. Furthermore, we did not obtain or make, or assume responsibility for obtaining or making any independent evaluation or appraisal of the properties or assets or liabilities (contingent or otherwise) of the Company or Poet, nor were we furnished with any such evaluations or appraisals, nor have we evaluated the solvency or fair value of the Company or Poet under any state or federal laws relating to bankruptcy, insolvency or similar matters. We have also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Agreement will be obtained without any adverse effect on the Company, on Poet or on the contemplated benefits of the transaction contemplated by the Agreement. We have also assumed the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have further assumed that the Merger will be consummated in accordance with the terms described in the Agreement, without any further amendments thereto, and without waiver by the Company of any of the conditions to its obligations thereunder. We note that we are not legal, tax or regulatory experts and have relied upon, without assuming any responsibility for independent verification or liability therefor, the assessment of the Company’s legal, tax and regulatory advisors with respect to the legal, tax and regulatory matters related to the Merger. We have also assumed that the definitive Agreement and other related documents will not differ in any material respects from the drafts furnished to us.

      Our opinion does not address the relative merits of the transaction contemplated by the Agreement as compared to any alternative business transaction that might be available to the Company. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of shares of Company Common Stock should vote with respect to such transaction.

      Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the Merger and we express no opinion as to the underlying decision by the Company to engage in the Merger. We are expressing no opinion herein as to the price at which Company Common Stock or the Poet Common Stock will trade at any future time, including upon announcement and consummation of the Merger. In addition, Seven Hills may provide investment banking services to the Company, Poet and the combined company in the future, for which services Seven Hills may receive compensation.

      We have acted as financial advisor to the Company with respect to the Merger and will receive a fee from the Company for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Merger.

      Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the Company.

      This opinion and a summary discussion of our underlying analyses and role as the Company’s financial advisor with respect to the Merger, in form and substance satisfactory to us and our legal counsel, may be included in a proxy or registration statement of the Company distributed in connection with the Merger. In furnishing this opinion, Seven Hills does not admit that we are experts within the meaning of the term “experts” as used in the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

Very truly yours,

SEVEN HILLS PARTNERS LLC

ANNEX F

Mr. Jochen Witte

CEO
Poet Holdings, Inc.
Wiesenkamp 22 b
D-22359 Hamburg
Germany

Frankfurt, 27 September 2003

Fairness Opinion

1. Introduction

      On 16 July, 2003, Poet Holdings Inc. Wiesenkamp 22 b, 22359 Hamburg, Deutschland (“Poet”) engaged equinet Corporate Finance AG (“equinet”) to act as its financial adviser (the “Engagement”) in connection with the merger between Versant Corporation 6539 Dumbarton Circle Fremont, CA 94555, USA (“Versant”) and Poet. Versant intends to acquire 100% of the outstanding capital stock of Poet through a merger of Poet into a wholly-owned subsidiary of Versant and the issuance of common stock of Versant to the stockholders of Poet in exchange for their ownership interests of Poet (the “Merger”). Versant will be the surviving legal entity.

      As part of the Engagement, Poet has requested that equinet provide an opinion (the “Opinion”) as to the fairness of the Merger to the stockholders of Poet. Poet has not requested that equinet express its opinion on the underlying business decision to proceed with and/or to execute the Merger, nor does the Opinion provided by equinet have regard to that decision. Likewise, Poet has not requested that equinet provide, nor has equinet provided, any legal, accounting or tax advice in connection with the Merger.

      This letter represents the final report of equinet (the “Final Report”) with regards to the Opinion requested.

      The Final Report has been prepared for the internal and exclusive use of the Board of Directors (the “Board of Directors”) and the Supervisory Board (the “Supervisory Board”) of Poet in support of the decisions to be taken by it. Therefore, the Final Report may not be disclosed, in whole or in part, to any third party or used for any purpose whatsoever other than those indicated in the Engagement and in the Final Report itself, provided that the Final Report may be transmitted to the experts appointed in compliance with the law and its content may be disclosed publicly where required in connection with filings or otherwise by U.S. stock exchange authorities or the Securities and Exchange Commission. Any other use, in whole or in part, of the Final Report will have to be previously agreed and authorised in writing by equinet.

      In preparing the Final Report, equinet has relied upon and assumed, without independent verification, the truthfulness, accuracy and completeness of the information and the financial data provided by Poet. equinet has therefore relied upon all specific information as received and declines any responsibility should the results presented be affected by the lack of completeness or truthfulness of such information. Publicly available information deemed relevant for the purpose of the analyses contained in the Final Report has been used.

      Therefore the Final Report is based on:

Our interpretation of the information which Poet, as well as its representatives and advisers, have supplied to us to date.

F-1

The oral agreement of 24 September, 2003, between Poet and Versant concerning the fixed exchange ratio of 1.4 Versant shares for one Poet share (the “Merger Exchange Ratio 24 September, 2003”). This exchange rate is based on a total of 18.588.860 Versant shares and a total of 10.924.606 Poet shares.

The assumption that the Merger will be consummated in accordance with the expected terms and within the expected time periods.

      In the execution of the Engagement, equinet has elaborated its own analyses based on the methodologies illustrated below, reaching the conclusions contained in the final paragraph of this Final Report.

      The conclusions described in the Final Report have been prepared with the sole purpose of determining relative values and identifying the share exchange ratio for the purpose of the Merger and, therefore, the values contained in this Final Report have no relevance for purposes other than those related to the Merger. The Final Report and the Opinion concern exclusively whether the Merger is fair to the stockholders of Poet and do not constitute an opinion by equinet as to the absolute value of the shares of Poet and Versant.

      The conclusions contained in this Final Report are based on the whole of the valuations contained herein and therefore no part of the Final Report may be used apart from the document in its entirety.

      The Final Report and the Opinion are necessarily based on economic, market and other conditions as of the date hereof, and the written and oral information made available to us until the date of the Merger Exchange Ratio 24 September, 2003. It is understood that subsequent developments may affect the conclusions of the Final Report and of the Opinion and that, in addition, equinet has no obligation to update, revise, or reaffirm the Opinion.

      In addition, equinet is expressing no opinion as to the price at which any securities of Poet or Versant will trade on the stock market at any time. Other factors after the date hereof may affect the value of the businesses of Poet or Versant either before or after completion of the Merger, including but not limited to: (i) the total or partial disposal of the shares of Poet or Versant by their respective stockholders within a short period of time after the date of announcement or completion of the Merger, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, the businesses, certain extraordinary transactions or the prospects of Poet or Versant, (v) any actions taken or restrictions imposed by any state or governmental agencies or regulatory authorities, and (vi) the execution of the Merger in accordance with the expected terms and within the expected time periods. No opinion is expressed by equinet whether any alternative transaction might have been more beneficial to Poet.

      Equinet has acted as financial advisor to Poet with respect to the proposed Merger and will receive a fee from Poet for the services provided.

      It is understood that equinet or certain equinet affiliates, in the ordinary course of their activities, may actively trade, for their own account or for the account of customers, the equity and debt securities of Poet or Versant or companies directly or indirectly controlled by, affiliated with Poet and/or Versant or in which Poet or Versant holds securities, and, accordingly, may at any time hold long or short positions in such securities. It also remains understood that equinet or certain equinet affiliates may currently have and may in the future have commercial banking, investment banking, trust and other relationships and/or engagements with counterparties which may have interests with respect to Poet, Versant or companies directly or indirectly controlled by, affiliated with Poet and/or Versant or in which Poet or Versant holds securities. Finally, it remains understood that equinet or certain equinet affiliates may have fiduciary or other relationships and engagements whereby equinet or certain equinet affiliates may exercise voting power over securities of various persons, which securities may from time to time include securities of Poet, Versant, or companies directly or indirectly controlled by, affiliated with Poet and/or Versant, or in which Poet or Versant holds securities, or other parties with an interest in the Merger.

F-2

2. Purposes of the Assessment of the Merger

      This Final Report is intended to provide the Board of Directors and the Supervisory Board of Poet with all the useful elements, data and references in order to assess the fairness of the Merger to the stockholders of Poet.

      This Final Report is provided solely for the benefit of the Board of Directors and the Supervisory Board of Poet. Therefore, no one, with the exception of members of the Board of Directors and the Supervisory Board of Poet, are authorised to rely upon this opinion. The stockholders of Poet, to whom this Final Report does not confer any rights, shall use their own financial advisers if they deem it necessary.

3. Deal Structure

      It is planned, that a newly formed subsidiary of Versant, a company that is incorporated in California and listed on The Nasdaq Small Cap Segment, will merge with Poet, a company incorporated in Delaware and listed on the Frankfurt Stock Exchange. The managements of both companies see significant advantages to a combination. The enhanced financial position of the combined company should enable it to compete more effectively. As a result of the complementary product offerings and geographic market positions, the combined company will be an international company.

      The legal entity post transaction would be Versant. While the current Versant management team would lead the combined company, Jochen Witte would join the senior management team of Versant.

4. Subject Companies

Poet

      Poet Holding Inc, a software company incorporated in Delaware under US law and based in Hamburg, Germany, provides catalogue platforms for b2b e-commerce and supplier relationship management for buying organizations, suppliers, and their resellers on a global scale. The company is a market leader in the area of catalogue management solutions for electronic marketplaces, where it offers unique self-service software for suppliers.

      In its second line of business, Poet Holding Inc develops and markets the product family “FastObjects by Poet”, a highly acclaimed object database for the management of complex data in embedded systems and applications across a variety of industries. C++ and Java programmers use the database in developing high-performance software applications.

      Poet generates roughly eighty percent of its revenues in Europe and twenty percent in the US and Asia/ Pacific, where it sells its products through a minority-held affiliate and distributors The Company currently has 80 employees (31 March, 2003).

Versant

      Versant Corporation, a software company incorporated in California and headquartered in California, USA provides object-oriented data management software which serves as a corner stone of an enterprise’s IT infrastructure. It develops and markets highly scalable high-performance systems for commercial applications in distributed computing environments which serve as the central database for fraud detection, yield management, real-time data collection as well as other large-scale applications.

      Versant offers data management solutions for C++ and Java as well as J2EE environments. Along the lines of the emerging real time solutions market, it leverages its core competence in database systems in providing real-time data management solutions.

      The company generates 70-80% of its revenue in the USA and Canada. It has 118 employees (30 April, 2003).

F-3

5. Sources of Information Used for the Valuation

      In the execution of the Engagement, equinet has collected and analysed certain publicly available data and information and other documentation provided by Poet and Versant (the “Information”) as well as obtained from third-party sources (e.g. financial research). In rendering the Opinion, equinet has reviewed the following documents:

Poet:

•	Consolidated Annual Reports (SEC code 10-K) 2001 and 2002

•	Quarterly reports (SEC code 10-Q) for the years 2001 and 2002

•	Quarterly report (SEC code 10-Q) for QI/2003 and for QII/2003

•	Ad-hoc-announcement dated 25 August, 2003

Versant:

•	Consolidated Annual Reports (SEC code 10-K) 2000/01 and 2001/02

•	Quarterly reports (SEC code 10-Q) for the years 2000/01 and 2001/02

•	Quarterly report (SEC code 10-Q) for QI/2002/03, QII/2002/03

•	Preliminary Quarterly report for QIII/2002/03

•	Form 8-K and press release dated 5 August, 2003

•	press release dated 11 August, 2003

•	press release dated 18 August, 2003

•	press release dated 20 August, 2003

•	press release dated 26 August, 2003

•	press release dated 2 September, 2003

•	press release dated 9 September, 2003

•	press release dated 15 September, 2003

      In addition, equinet has analysed publicly available information, including:

•	Financial research and analysis published by brokers and investment banks

•	Research and analysis concerning competitors or companies with similar operating characteristics

•	Financial statistics and time series provided by financial databases

•	Share price performance

      Equinet has not been requested to conduct, nor has equinet conducted, any independent evaluation or appraisal of any assets or liabilities of Poet or Versant.

      The Final Report is necessarily based on financial, economic and market information available for evaluation as of the date hereof. The accuracy, truthfulness, and completeness of the Information has not been independently verified by equinet.

6. Valuation Methodologies Used for the Assessment of the Merger

      In the assessment of the fairness of the Merger, we have applied the valuation methodologies that are commonly used, in an international context, for transactions of a similar nature and for companies operating in this sector.

F-4

      The aforementioned valuation methods commonly used to determine the market value of equity are the Multiple Methods and the Discounted Cash Flow Method.

      Within the spectrum of our mandate we concentrate on Multiple Methods, because it is agreed that due to the Merger, no long term stand alone planning figures for both companies shall be created. In particular, the fairness of the Merger has been assessed by looking at the relative valuation of the companies considered, giving priority to the consistency and comparability of the criteria adopted rather than the estimate of the absolute value of the economic capital of those companies considered as individual entities.

      As a consequence, the results indicated in this document refer to the assessment of the results of the Multiple Methods results of Poet and Versant. From such perspective, the valuations have been performed by considering the two companies as independent entities from an operating standpoint. Hence, they do not include any considerations concerning strategic, operating and financial synergies that may result from the Merger.

      The estimated range for the exchange ratio has therefore been calculated as the ratio between the estimated value of a Poet share and the estimated value of a Versant share based on the minimum and maximum values of the respective ranges.

7. Conclusion

      Based upon and subject to the foregoing we hold the opinion that as of September 27, 2003, the Merger is fair, from a financial point of view, to the stockholders of Poet.

Best regards,

equinet Corporate Finance AG

Gerald Diezel
Volker Offenbächer

F-5

ANNEX G

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

Sec. 262.     Appraisal Rights.

      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX H

CHAPTER 13 OF THE CALIFORNIA CORPORATIONS CODE

Section 1300. Reorganization of short-form merger; dissenting shares; corporate purchase at fair market value; definitions.

      (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

      (b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

(1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

(2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

      (c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

Section 1301. Notice to holders of dissenting shares in reorganization; Demand for purchase; time; contents.

      (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

      (b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

      (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

Section 1302. Submission of share certificates for endorsement; uncertificated securities.

      Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

Section 1303. Payment of agreed price with interest; agreement fixing fair market value; filing; time of payment.

      (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

      (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

Section 1304. Action to determine whether shares are dissenting shares of fair market value; limitations; joinder; consideration; determination of issues; appointment of appraisers.

      (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

      (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

      (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

Section 1305. Report of appraisers; confirmation; determination by court; JUDGMENT; payment; appeal; costs.

      (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

      (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

      (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

      (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

      (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

Section 1306. Prevention of immediate payment; status as creditors; interest.

      To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

Section 1307. Dividends on dissenting shares.

      Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

Section 1308. Rights of dissenting shareholders pending valuation; withdrawal of demand for payment.

      Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

Section 1309. Termination of dissenting share and shareholder status.

      Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

(b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

Section 1310. Suspension of right to compensation or valuation proceedings; litigation of shareholders’ approval.

      If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

Section 1311. Exempt shares.

      This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

Section 1312. Right of dissenting shareholder to attack, set aside or rescind merger or reorganization; restraining order or INJUNCTION; conditions.

      (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

      (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

      (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Officers and Directors.

      The Registrant’s articles of incorporation (the “Articles”) include a provision that eliminates the liability of the Registrant’s directors for monetary damages to the fullest extent permissible under California law. This limitation has no effect on a director’s liability: (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law; (ii) for acts or omissions that a director believes to be contrary to the best interests of the Registrant or its stockholders or that involve the absence of good faith on the part of the director; (iii) for any transaction from which a director derived an improper personal benefit; (iv) for acts or omissions that show a reckless disregard for the director’s duty to the Registrant or its stockholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of a serious injury to the Registrant or its stockholders; (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the Registrant or its stockholders; (vi) under Section 310 of the California Corporations Code (the “California Code”) concerning contracts or transactions between the Registrant and a director; or (vii) under Section 316 of the California Code concerning directors’ liability for improper dividends, loans and guarantees. The provision in the Articles does not extend to acts or omissions of a director in his capacity as an officer. Further, the provision will not affect the availability of injunctions and other equitable remedies available to the Registrant’s stockholders for any violation of a director’s fiduciary duty to the Registrant or its stockholders.

      The Articles also authorize the Registrant to indemnify its agents (as defined in Section 317 of the California Code), through bylaw provisions, by agreement or otherwise, to the fullest extent permitted by law. Pursuant to this provision, the Registrant’s Bylaws (the “Bylaws”) provide that the Registrant shall indemnify its directors and officers to the fullest extent permissible under California law, subject to certain exceptions. In addition, the Registrant, at its discretion, may provide indemnification to persons whom the Registrant is not obligated to indemnify. The Bylaws also allow the Registrant to enter into indemnity agreements with individual directors, officers, employees and other agents. The Registrant has entered into indemnity agreements with all of its directors and officers providing the maximum indemnification permitted by law, subject to certain exceptions. These agreements, together with the Registrant’s Bylaws and Articles, may require the Registrant, among other things, to indemnify these directors or officers against certain liabilities that may arise by reason of their status or service as directors or officers and to advance expenses to them as such expenses are incurred (provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification). As authorized by the registrant’s Bylaws, the Registrant, with approval by the Registrant’s Board of Directors, has obtained, directors’ and officers’ liability insurance with a per claim and annual aggregate coverage limit of up to $5,000,000.

      Section 317 of the California Code makes provisions for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

      The indemnification provision in the Bylaws, and the indemnity agreements entered into between the Registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

      Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number

Registrant’s Amended and Restated Articles of Incorporation	3.1
Registrant’s Amended and Restated Bylaws	3.6

Item 21.	Exhibits and Financial Statement Schedule.

      (a) Exhibits

		Incorporated By Reference

Exhibit					Exhibit	Filed
No.	Exhibit	Form	File No.	Filing Date	No.	Herewith

2.1	Agreement and Plan of Merger, dated as of September 27, 2003, by and among the Registrant, Poet Holdings, Inc. and Puma Acquisition, Inc.(1)	S-4	333-110444	12/13/03	2.1
2.2	Amendment to Agreement and Plan of Merger, dated as of January 20, 2004 by and among the Registrant, Poet Holdings, Inc. and Puma Acquisition, Inc.(1)					X
3.1	Registrant’s Amended and Restated Articles of Incorporation, filed with the California Secretary of State on July 24, 1996	SB-2		07/17/96	3.03
3.2	Certificate of Amendment of Registrant’s Amended and Restated Articles of Incorporation, filed with the California Secretary of State on July 14, 1998	10-QSB		8/14/98	3.06
3.3	Registrant’s Certificate of Determination filed with the California Secretary of State on July 13, 1999	8-K		07/12/99	3.01
3.4	Certificate of Amendment of Registrant’s Amended and Restated articles of incorporation, filed with the California Secretary of State on August 5, 2003	S-4	333-110444	12/13/03	3.4
3.5	Form of Registrant’s amended and restated articles of incorporation(2)	S-4	333-110444	12/13/03	3.5
3.6	Registrant’s Amended and Restated Bylaws	SB-2		07/17/96	3.05
4.1	Form of Voting Agreement dated as of September 27, 2003, by and between Poet Holdings, Inc. and certain stockholders of the Registrant(3)	S-4		12/13/03	4.1
4.2	Form of Voting Agreement dated as of September 27, 2003, by and between the Registrant and certain stockholders of Poet Holdings, Inc.(4)	S-4		12/13/03	4.2
5.1	Opinion of Fenwick & West LLP					X
8.1	Tax Opinion of Fenwick & West LLP	S-4	333-110444	12/13/03	8.1
8.2	Tax Opinion of Perkins Coie LLP	S-4	333-110444	12/13/03	8.2
23.1	Consent of KPMG LLP, with respect to the Registrant					X
23.2	Consent of Grant Thornton LLP, with respect to the Registrant					X
23.3	Consent of Deloitte & Touche LLP, with respect to Poet Holdings, Inc.					X

		Incorporated By Reference

Exhibit					Exhibit	Filed
No.	Exhibit	Form	File No.	Filing Date	No.	Herewith

23.4	Consent of Fenwick & West LLP (set forth in exhibits 5.1 and 8.1)					X
23.5	Consent of Perkins Coie LLP	S-4	333-110444	12/13/03	23.5
24.1	Power of Attorney	S-4	333-110444	12/13/03	24.1
99.1	Form of Proxy of the Registrant					X
99.2	Form of Proxy of Poet Holdings, Inc.					X
99.3	Consent of Seven Hills Partners, LLC, Financial Advisor to the Registrant(5)	S-4	333-110444	12/13/03	99.3
99.4	Consent of equinet Corporate Finance AG, Financial Advisor to Poet Holdings, Inc.	S-4	333-110444	12/13/03	99.4

*	Certain schedules have been omitted. The Registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.

(1)	Included with Annex A to the joint proxy statement/ prospectus forming a part of this registration statement.

(2)	Included with Annex B to the joint proxy statement/ prospectus forming a part of this registration statement.

(3)	Included with Annex C to the joint proxy statement/ prospectus forming a part of this registration statement.

(4)	Included with Annex D to the joint proxy statement/ prospectus forming a part of this registration statement.

(5)	Included with Annex E to the joint proxy statement/ prospectus forming a part of this registration statement.

Item 22.     Undertakings.

      (a) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

      (b) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (d) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Fremont, state of California, on the 21st day of January, 2004.

VERSANT CORPORATION

By:	/s/ NICK ORDON

Nick Ordon
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Principal Executive Officer:

/s/ NICK ORDON Nick Ordon	President, Chief Executive Officer and a Director	January 21, 2004

Principal Financial Officer and Principal Accounting Officer:

/s/ LEE MCGRATH* Lee McGrath	Vice President Finance and Administration, Chief Financial Officer and Secretary	January 21, 2004

Additional Directors:

/s/ WILLIAM HENRY DELEVATI* William Henry Delevati	Director	January 21, 2004

/s/ SHYAM RANGOLE* Shyam Rangole	Director	January 21, 2004

/s/ DANIEL L. ROBERTS* Daniel L. Roberts	Director	January 21, 2004

/s/ SATEESH LELE* Sateesh Lele	Director	January 21, 2004

/s/ BERNHARD WOEBKER* Bernhard Woebker	Director	January 21, 2004

Signature		Title	Date

/s/ AJAY JAIN* Ajay Jain		Director	January 21, 2004

/s/ UDAY BELLARY* Uday Bellary		Director	January 21, 2004

*By:	/s/ NICK ORDON Nick Ordon Attorney-in-Fact

EXHIBIT INDEX

		Incorporated By Reference

Exhibit					Exhibit	Filed
No.	Exhibit	Form	File No.	Filing Date	No.	Herewith

2.1	Agreement and Plan of Merger, dated as of September 27, 2003, by and among the Registrant, Poet Holdings, Inc. and Puma Acquisition, Inc.*(1)	S-4	333-110444	11/13/03	2.1
2.2	Amendment to Agreement and Plan of Merger, dated as of January 20, 2004, by and among the Registrant, Poet Holdings, Inc. and Puma Acquisition, Inc.(1)					X
3.1	Registrant’s Amended and Restated Articles of Incorporation, filed with the California Secretary of State on July 24, 1996	SB-2		07/17/96	3.03
3.2	Certificate of Amendment of Registrant’s Amended and Restated Articles of Incorporation, filed with the California Secretary of State on July 14, 1998	10-QSB		8/14/98	3.06
3.3	Registrant’s Certificate of Determination filed with the California Secretary of State on July 13, 1999	8-K		07/12/99	3.01
3.4	Certificate of Amendment of Registrant’s Amended and Restated articles of incorporation, filed with the California Secretary of State on August 5, 2003	S-4	333-110444	11/13/03	3.4
3.5	Form of Registrant’s amended and restated articles of incorporation(2)	S-4	333-110444	11/13/03	3.5
3.6	Registrant’s Amended and Restated Bylaws	SB-2		07/17/96	3.05
4.1	Form of Voting Agreement dated as of September 27, 2003, by and between Poet Holdings, Inc. and certain stockholders of the Registrant(3)	S-4	333-110444	11/13/03	4.1
4.2	Form of Voting Agreement dated as of September 27, 2003, by and between the Registrant and certain stockholders of Poet Holdings, Inc.(4)	S-4	333-110444	11/13/03	4.2
5.1	Opinion of Fenwick & West LLP					X
8.1	Tax Opinion of Fenwick & West LLP	S-4	333-110444	11/13/03	8.1
8.2	Tax Opinion of Perkins Coie LLP	S-4	333-110444	11/13/03	8.2
23.1	Consent of KPMG LLP, with respect to the Registrant					X

		Incorporated By Reference

Exhibit					Exhibit	Filed
No.	Exhibit	Form	File No.	Filing Date	No.	Herewith

23.2	Consent of Grant Thornton LLP, with respect to the Registrant					X
23.3	Consent of Deloitte & Touche LLP, with respect to Poet Holdings, Inc.					X
23.4	Consent of Fenwick & West LLP (set forth in exhibits 5.1 and 8.1)					X
23.5	Consent of Perkins Coie LLP	S-4	333-110444	11/13/03	23.5
24.1	Power of Attorney	S-4	333-110444	11/13/03	24.1
99.1	Form of Proxy of the Registrant					X
99.2	Form of Proxy of Poet Holdings, Inc.					X
99.3	Consent of Seven Hills Partners, LLC, Financial Advisor to the Registrant(5)	S-4	333-110444	11/13/03	99.3
99.4	Consent of equinet Corporate Finance AG, Financial Advisor to Poet Holdings, Inc.	S-4	333-110444	11/13/03	99.4

*	Certain schedules have been omitted. The Registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.

(1)	Included with Annex A to the joint proxy statement/ prospectus forming a part of this registration statement.

(2)	Included with Annex B to the joint proxy statement/ prospectus forming a part of this registration statement.

(3)	Included with Annex C to the joint proxy statement/ prospectus forming a part of this registration statement.

(4)	Included with Annex D to the joint proxy statement/ prospectus forming a part of this registration statement.

(5)	Included with Annex E to the joint proxy statement/ prospectus forming a part of this registration statement.